Exhibit 99.1

ARTMiN MADENCiLiK

SANDSTORM GOLD ROYALTIES

GR ENGINEERING SERVICES
ENGINEERING CONSULTANTS AND CONTRACTORS

Providing global mineral processing solutions

ARTMIN MADENCILIK SAN. VE TIC. A.Ş.

Hod Maden Project

Feasibility Study - Technical Report NI 43-101

EffectiveDate: February 28 2021
Report Date: December 15 2021

ARTMIN MADENCILIK SAN. VE TIC. A.Ş. Hod Maden Project Feasibility Study—Technical Report NI 43-101 EffectiveDate: February 28 2021 Report Date: December 15 2021

IMPORTANT NOTICE

This notice is an integral component of the Hod Maden Project Feasibility Study - Technical Report (the “Technical Report” or “Report”) and should be read in its entirety and must accompany every copy made of the Technical Report. The Technical Report has been prepared in accordance with the requirements of National Instrument 43-101 Standards of Disclosure for Mineral Projects published by the Canadian Securities Administrators (“NI 43-101”).

The Technical Report was prepared for Sandstorm Gold Limited (TSX:SSL and NYSE:SAND) (“Sandstorm” or “the Company”) by GR Engineering Services Limited, Perth (“GRES”), AMC Consultants Pty Ltd (“AMC”), Golder Associates Inc. (GAI), SRK Consulting (including USA, Turkey and other locations or divisions - collectively “SRK”), Hacettepe Mineral Teknolojileri Ltd. Şti (“HMT”), INR Mühendislik Müşavirlik A. Ş. (“INR”) and NewPro Consulting and Engineering Services Pty Ltd (“NewPro”) as the Report Contributors (see Part 2). The Technical Report is based on information and data supplied to Report Contributors by Sandstorm, Artmin Madencilik San. Tic. A. Ş (“Artmin” - a jointly owned company between Lidya Madencilik, 70%, and Sandstorm, 30%) and other parties. The quality of information, conclusions, and estimates contained herein are consistent with the level of effort involved in the services of Report Contributors, based on: i) information available at the time of preparation of the Technical Report, and ii) the assumptions, conditions, and qualifications set forth in this Technical Report.

Each portion of the Report is intended for use by Sandstorm and Artmin subject to the terms and conditions of its contract with the Report Contributors. Except for the purposes legislated under Canadian provincial and territorial securities law, any other uses of the Report, by any third party, is at that party’s sole risk.

The results of the Technical Report represent forward-looking information within the meaning of applicable Canadian securities legislation. The forward-looking information includes pricing assumptions, sales forecasts, projected capital and operating costs, mine life and production rates, implementation schedules and other assumptions. Forward-looking statements are based upon the responsible Qualified Person’s (QP) opinion at the time they are made but, in most cases, involve significant risks and uncertainty. Although each of the responsible QPs has attempted to identify factors that could cause actual events or results to differ materially from those described in this Report, there may be other factors that could cause events or results not be as anticipated, estimated or projected. There can be no assurance that forward-looking information in this Report will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking information. The conclusions and estimates stated in the Technical Report are to the accuracy stated in the Technical Report as at the base date stated in the Technical Report only and rely on assumptions stated in the Technical Report. The results of further work may indicate that the conclusions, estimates and assumptions in the Technical Report need to be revised or reviewed.

Artmin Madencilik San. ve Tic. A.Ş. Hod Maden Project Feasibility Study - Technical Report NI 43-101 Reference: 12569 2322527:P:bp Revision A	Page ii

The Report Contributors have used their experience and industry expertise to produce the estimates and approximations in the Technical Report. Where the Report Contributors have made those estimates and approximations, they are subject to qualifications and assumptions and it should also be noted that all estimates and approximations contained in the Technical Report will be prone to fluctuations with time and changing industry circumstances. The Technical Report should be construed in light of the methodology, procedures and techniques used to prepare the Technical Report. Sections or parts of the Technical Report should not be read or removed from their original context.

Artmin Madencilik San. ve Tic. A.Ş. Hod Maden Project Feasibility Study - Technical Report NI 43-101 Reference: 12569 2322527:P:bp Revision A	Page iii

Title Page:

Project Name:	Hod Maden Project

Title:	Feasibility Study - Technical Report NI 43-101

Location:	Artvin Province, Turkey

Effective Date of Technical Report:	28 February 2021

Effective Date of Mineral Resources:	27 July 2019

Qualified Persons:

1.

Peter Allen, BEng (Metallurgy), MAusIMM (CP 103637), Manager - Technical Services, GR Engineering Services, was responsible for the overall preparation, mineral processing and process infrastructure items, development, capital cost estimate for the process plant and infrastructure and economic analysis in Sections: 1.1 to 1.3, 1.11, 1.13 to 1.17; 2; 3; 4; 5; 6; 18.1, 18.4, 18.7, 18.10 to 18.14; 19; 21.1, 21.2 to 21.3 (with Simon Kusabs); 22; 23; 24; 25; 26.3, 26.5; 27.1 and 27.3.

2.	Chris Arnold, FAusIMM, Principal Geologist, AMC Consultants Pty Ltd, was responsible for the Mineral Resources in sections 1.4 to 1.7; 7; 8, 9; 10; 11; 12; 14 and 25.2.
3.

Simon Kusabs, FAusIMM, Principal Consultant, AMC Consultants Pty Ltd, was responsible for mining and associated matters in sections 1.8; 15; 16.1, 16.3 to 16.15; 18.3; 21.2 to 21.3 (with Peter Allen), 21.4 to 21.5 (with Stan Kagiannis); 25.2 to 25.3; 26.1 and 27.2.

4.

Goktug Evin, SME Registered Member, Principal Hydrogeologist, SRK Consulting (US), was responsible for hydrogeology and water balance modelling in sections 5.7; 16.2; 18.8; and the relevant sections of Parts 1, 3, 21 and 25 - 27.

5.

Zafir Ekmekçi, SME Registered Member, Principal, Hacettepe Mineral Teknolojileri Ltd. Şti, was responsible for metallurgical testing and flowsheet selection in Part 13 and for parts related to process design considerations of the Technical Report.

6.

Stan Kagiannis, FAusIMM, formerly of GR Engineering Services, was responsible for the processing plant design and operating cost estimate for the process plant and infrastructure in sections 1.10, 1.12; 17; 21.4 to 21.5 (with Simon Kusabs); 25.2 and 25.3.

7.

Ömer Ardıç, P.E., SME Registered Member, MAIG, Principal Civil/Geotechnical Engineer, INR Consulting and Engineering Inc., was responsible for mine waste rock storage design and site roads in section 18.2.2; 18.6; 18.9; and the relevant sections of Parts 1, 3, 21 and 25 to 27.

8.

Richard Kiel, P.E., Principal Geological Engineer, GAI (now Golder Asociates USA Inc. as successor by merger to GAI), was responsible for the tailings storage facility design and related matters in sections 18.5; 25.2 to 25.3 and 27.3.

9.

Paul Newling, FAusIMM, CP(Met), Managing Director, NewPro Consulting and Engineering Services, was responsible for environmental, permitting and associated matters in sections 1.12; 4.3; 20; 25.2.7; 26.4 and 27.3.5.

Artmin Madencilik San. ve Tic. A.Ş. Hod Maden Project Feasibility Study - Technical Report NI 43-101 Reference: 12569 2322527:P:bp Revision A	Page iv

CERTIFICATE OF AUTHOR

This Certificate of Author has been prepared to meet the requirements of National Instrument 43-101 Standards of Disclosure for Mineral Projects Part 8.1.

a)	Name, Address, Occupation:

Peter Allen

GR Engineering Services Limited, 71 Daly Street, Ascot, Western Australia 6104, Australia

Process Engineer, employed as Manager - Technical Services.

b)	Title and Date of Technical Report:

“Hod Maden Project Feasibility Study - Technical Report NI 43-101”, with an effective date of 28 February 2021 (the “Technical Report”)

c)	Qualifications:

I graduated from the University of Queensland, Australia with a Bachelor of Engineering - Metallurgy in 1981. I am a Member (CP) of the Australasian Institute of Mining and Metallurgy (member no. 103637). I have practised my profession continuously since 1981 and have experience in mineral processing operations, process design, installation and commissioning, feasibility studies and consulting at and for projects in Australia, Laos, England, Philippines, Turkey, North and South America, Africa and Papua New Guinea. As a result of my qualifications and experience, I am a Qualified Person as defined in National Instrument 43-101.

d)	Site Inspection:

I visited the site over 16th and 17th of September 2017. The site visit included briefings from Artmin project, mining, geology and exploration personnel, and other consultants. The visit included inspection of drill core, site inspection of the potential and proposed plant and infrastructure sites.

e)	Responsibilities:

I am responsible for the preparation of the technical report and project infrastructure, cost estimates (capital and operating) and economic analysis. Specific sections include Parts 1.1 to 1.3, 1.11, 1.13 to 1.17, 2, 3, 4, 5, 6, 18.1, 18.4, 18.7, 18.10 to 18.14, 19, 21.1 to 21.3, 22, 23, 24, 25, 26.3, 26.5, 27.1 and 27.3.

f)	Independence:

I am independent of Sandstorm Gold Ltd. and Artmin Madencilik in accordance with the application of Section 1.5 of National Instrument 43-101.

g)	Prior Involvement:

I have been working on various aspects of the studies of the project since July 2017.

GR ENGINEERING SERVICES LIMITED ABN 12 121 542 738 Tel: +61 8 6272 6000 Fax: +61 8 6272 6001 Email: gres@gres.com.au Website: www.gres.com.au PO Box 258, Belmont WA 6984 71 Daly Street, Ascot WA 6104

h)	Compliance with NI 43-101:

I have read National Instrument 43-101 and Form 43-101FI and the Technical Report has been prepared in compliance with same.

i)	Disclosure:

As of 28 February 2021 to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated: of 15 December 2021

/s/ Peter Allen

Peter Allen

Manager - Technical Services

GR Engineering Services Limited

AMC Consultants Pty Ltd ABN 58 008 129 164 Level 1, 1100 Hay Street West Perth WA 6005 Australia T +61 8 6330 1100 E perth@amcconsultants.com W amcconsultants.com

CERTIFICATE OF AUTHOR

This Certificate of Author has been prepared to meet the requirements of National Instrument 43-101 Standards of Disclosure for Mineral Projects Part 8.1.

a)	Name, Address, Occupation

Christopher Arnold

AMC Consultants Pty Ltd, Level 1, 1100 Hay St, West Perth, Western Australia 6005,

Australia

Principal Geologist

b)	Title and Date of Technical Report

“Hod Maden Project Feasibility Study - Technical Report NI 43-101”, with an effective date of 28 February 2021 (the “Technical Report”)

c)	Qualifications

BSc (Hons) Geology, MSc Natural Resource Management.

I am a Fellow and a Chartered Professional (Geology) of the Australasian Institute of Mining and Metallurgy and have practiced my profession as a minerals geologist for 40 years. I have been involved in the estimation of mineral resources for various mineral exploration and development projects and operating mines.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101).

d)	Site Inspection

I visited the site on between 22 July 2019 and 29 July 2019. The site visit included inspection of the property surface geology, and field and drilling procedures, interviews with project geologists, and inspection of drill core.

e)	Responsibilities

I am responsible for Mineral Resources in sections 1.4 to 1.7; 7; 8, 9; 10; 11; 12; 14 and 25.2.

f)	Independence

I am independent of Sandstorm Gold Ltd. in accordance with the application of Section 1.5 of National Instrument 43-101.

g)	Prior Involvement

I have had no former involvement with the project.

h)	Compliance with NI 43-101:

I have read National Instrument 43-101 and Form 43-101FI and the Technical Report has been prepared in compliance with same.

Unearth a smarter way

i)	Disclosure:

As of 28 February 2021 to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated: of 15 December 2021

/s/ Christopher Arnold

Christopher Arnold

Principal Geologist

AMC Consultants Pty Ltd

amcconsultants.com	2

AMC Consultants Pty Ltd ABN 58 008 129 164 Level 1, 1100 Hay Street West Perth WA 6005 Australia T +61 8 6330 1100 E perth@amcconsultants.com W amcconsultants.com

CERTIFICATE OF AUTHOR

This Certificate of Author has been prepared to meet the requirements of National Instrument 43-101 Standards of Disclosure for Mineral Projects Part 8.1.

a)	Name, Address, Occupation

Simon Kusabs

AMC Consultants Pty Ltd, Level 1, 1100 Hay St, West Perth, Western Australia 6005,

Australia

Principal Mining Engineer

b)	Title and Date of Technical Report

“Hod Maden Project Feasibility Study - Technical Report NI 43-101”, with an effective date of 28 February 2021 (the “Technical Report”)

c)	Qualifications

Bachelor of Engineering (Mining)

Fellow of the Australasian Institute of Mining and Metallurgy (FAusIMM).

I have approximately 30 years experience in the mining industry predominantly in underground gold and base metals operations and project studies.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects.

d)	Site Inspection

I have been unable to visit site due to travel restrictions associated with the Covid-19 Pandemic. I have had several discussions with colleagues and others who have visited the site.

e)	Responsibilities

I am responsible for mining and associated matters in sections 1.8; 15; 16.1, 16.3 to 16.15; 18.3; 21.2 to 21.3 (with Peter Allen), 21.4 to 21.5 (with Stan Kagiannis); 25.2 to 25.3; 26.1 and 27.2.

f)	Independence

I am independent of Sandstorm Gold Ltd. in accordance with the application of Section 1.5 of National Instrument 43-101

Unearth a smarter way

g)	Prior Involvement

I have had no former involvement with the project.

h)	Compliance with NI 43-101

I have read National Instrument 43-101 and Form 43-101FI and the Technical Report has been prepared in compliance with same.

i)	Disclosure

As of 28 February 2021 to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated: of 15 December 2021

/s/ Simon Kusabs

Simon Kusabs

Principal Mining Engineer

AMC Consultants Pty Ltd

amcconsultants.com	2

SRK Consulting (U.S.), Inc. 1125 17th Street, Suite 600 Denver, CO 80202 United States T: +1 303 985 1333 F: +1 303 985 9947 denver@srk.com www.srk.com

CERTIFICATE OF AUTHOR

This Certificate of Author has been prepared to meet the requirements of National Instrument 43-101 Standards of Disclosure for Mineral Projects Part 8.1.

a)	Name, Address, Occupation:

Goktug Evin

SRK Consulting (U.S.), Inc., 1125 17th Street, Suite 600, Denver, Colorado 80202, United States Hydrogeologist, employed as Practice Leader/Principal Consultant.

b)	Title and Date of Technical Report:

“Hod Maden Project Feasibility Study - Technical Report NI 43-101”, with an effective date of 28 February 2021 (the “Technical Report”).

c)	Qualifications:

I graduated with a degree in Bachelor of Science in Geology (Hydrogeology) from Hacettepe University in 2001. I am a registered member of the Society for Mining, Metallurgy, and Exploration. I have worked as a hydrogeologist for a total of 20 years since my graduation from university. My relevant experience includes the developing conceptual and numerical hydrogeological models, the evaluation of groundwater resources, mine dewatering requirements, environmental impacts of mining, pit lake infilling, brine extraction, and pore pressure analyses.

d)	Site Inspection:

I have visited the site between the 5th and 8th of November 2019. The objectives of the site visit and meetings were to observe surface water and hydrological conditions, plan for groundwater investigations and visit historic mine audits. Review on selected exploration cores and the surficial geology provided insight on hydrogeological and hydrological setting.

e)	Responsibilities:

I am responsible for Parts 5.7, 16.2, 18.8 and the relevant sections of Parts 1, 3, 21, 25 - 27.

U.S. Offices: Alaska 907 677 3520 Clovis 559 452 0182 Denver 303 985 1333 Elko 775 753 4151 Reno 775 828 6800 Tucson 520 544 3688	Canadian Offices: Saskatoon 306 955 4778 Sudbury 705 682 3270 Toronto 416 601 1445 Vancouver 604 681 4196 Yellowknife 867 873 8670	Group Offices: Africa Asia Australia Europe North America South America

SRK Consulting (U.S.), Inc.	Page 2

f)	Independence:

I am independent of Sandstorm Gold Ltd. in accordance with the application of Section 1.5 of National Instrument 43-101.

g)	Prior Involvement:

I have had prior involvement with the property that is subject of the Technical Report. The nature of my prior involvement is providing guidance to SRK Turkey team to provide service for baseline characterization concerning surface water and groundwater. Baseline characterization has been started in December 2017 and continued until June 2020.

h)	Compliance with NI 43-101:

I have read National Instrument 43-101 and Form 43-101FI and the Technical Report has been prepared in compliance with same.

i)	Disclosure:

As of 28 February 2021, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

DATED this day of December 15, 2021.

/s/ Goktug Evin

Goktug Evin, BSc Eng, SME-RM Practice Leader/Principal Consultant (Hydrogeologist) SRK Consulting (U.S.), Inc.

G. Evin	NI 43-101 Report_A Complete Draft-211209 blacklined to Dec 1	December 2021

HACETTEPE MİNERAL TEKNOLOJİLERİ LTD. ŞTİ. Hacettepe Teknokent 2.Ar-Ge Binasĺ, Kat:1, No:5 Beytepe/ Ankara, Tel:+90 (312) 299 26 01, Fax:+90 (312) 299 26 02

CERTIFICATE OF AUTHOR

This Certificate of Author has been prepared to meet the requirements of National Instrument 43-101 Standards of Disclosure for Mineral Projects Part 8.1.

a)	Name, Address, Occupation:

Zafir Ekmekçi

Hacettepe Mineral Teknolojileri Ltd. Şti., Hacettepe Teknokent 2.Ar-Ge Binası, Kat:1, No:5

Beytepe/Ankara-Turkey

Director/Principal Consultant

b)	Title and Date of Technical Report:

“Hod Maden Project Feasibility Study - Technical Report NI 43-101”, with an effective date of 28 February 2021 (the “Technical Report”).

c)	Qualifications:

I graduated with a Bachelor of Science degree in Mining Engineering from Middle East Technical University, 1988. I have also awarded with MSc (1990) and PhD (1995) degrees in Mineral Processing from Hacettepe University, Mining Engineering Department. I am a Registered Member (418810RM) of the Society for Mining, Metallurgy, and Exploration, Inc., and member of Chamber of Mining Engineers of Turkey. I have experience in; Design, execution, supervision, and reviewing of laboratory and pilot plant testwork of mineral processes; Flowsheet development and equipment selection and sizing; Performance optimization of mineral processing plants. I have been working as an instructor/researcher at Hacettepe University, Mining Engineering Department since 1990, and Director/Principal consultant at Hacettepe Mineral Teknolojileri Ltd. Şti. since 2012.

d)	Site Inspection:

I visited the Hod Maden property on 15-16 June 2016 and 16-17 September 2017.

e)	Responsibilities:

I am responsible for authoring Section 13 of the report and for parts related to process design considerations of the Technical Report.

f)	Independence:

I am independent of Sandstorm Gold Ltd. in accordance with the application of Section 1.5 of National Instrument 43-101.

g)	Prior Involvement:

I have had prior involvement with the project that is the subject of this Technical Report. The nature of my prior involvement was co-authoring the technical reports titled:

◾	“Metallurgical Assessment of Hot Maden Au-Cu Ore, HMT, November 2016”,

◾	“Mass Balance & Equipment Selection Studies for Hot Maden Au-Cu Ore Process Plant, HMT, December 2016”,

HACETTEPE MİNERAL TEKNOLOJİLERİ LTD. ŞTİ. Hacettepe Teknokent 2.Ar-Ge Binasĺ, Kat:1, No:5 Beytepe/ Ankara, Tel:+90 (312) 299 26 01, Fax:+90 (312) 299 26 02

◾	“Optimization of Flotation Circuit of Hot Maden Au-Cu Ore, HMT, July 2017”,

◾	“Mass Balance & Equipment Selection Studies for Hot Maden Au-Cu Ore Process Plant (Optimized Flowsheet), HMT, June 2017

◾	Hod Maden Project Prefeasibility Study NI 43-101 Technical Report, AMC, 30 May 2018.”

◾	“Flotation of Hod Maden Au-Cu Ore Using Mine Site Water, HMT, March 2021”

h)	Compliance with NI 43-101:

I have read National Instrument 43-101 and Form 43-101FI and the Technical Report has been prepared in compliance with same.

i)	Disclosure:

As of 28 February 2021 to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated: of 15 December 2021

/s/ Zafir Ekmekçi

Zafir Ekmekçi

Director-Principal Consultant

Hacettepe Mineral Teknolojileri Ltd. Şti.

Stan Kagiannis

Formerly of GR Engineering Services

123 Armadale Road, Rivervale, WA 6103

Telephone: +61 8 93611518

Email: lixiviant@bigpond.com

CERTIFICATE OF AUTHOR

This Certificate of Author has been prepared to meet the requirements of National Instrument 43-101 Standards of Disclosure for Mineral Projects Part 8.1.

a)	Name, Address, Occupation:

Stan Kagiannis

Formerly of GR Engineering Services Limited, 71 Daly Street, Ascot, Western Australia 6104, Australia

Formerly employed as the Principal Process Engineer.

b)	Title and Date of Technical Report:

“Hod Maden Project Feasibility Study - Technical Report NI 43-101”, with an effective date of 28 February 2021 (the “Technical Report”).

c)	Qualifications:

Bachelor of Engineering - Metallurgical Engineering.

d)	Site Inspection:

visited the site on 13 March 2018.

e)	Responsibilities:

I am responsible for Part 17 and Part 21.

f)	Independence:

I am independent of Sandstorm Gold Ltd. in accordance with the application of Section 1.5 of National Instrument 43-101.

g)	Prior Involvement:

I have been working on various aspects of the studies of the project since 2018.

h)	Compliance with NI 43-101:

I have read National Instrument 43-101 and Form 43-101FI and the Technical Report has been prepared in compliance with same.

i)	Disclosure:

As of 8 December 2021, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated: of 15 December 2021

/s/ Stan Kagiannis

Stan Kagiannis

Principal Process Engineer

Formerly of GR Engineering Services Limited

CERTIFICATE OF AUTHOR

This Certificate of Author has been prepared to meet the requirements of National Instrument 43-101 Standards of Disclosure for Mineral Projects Part 8.1.

a)	Name, Address, Occupation:

Omer Ardic, PE

Principal Civil/Geotechnical Engineer

INR Consulting and Engineering Inc.

Guzeltepe Mh. Sedat Simavi Sk. 60/2

Cankaya 06690 Ankara, Turkey

b)	Title and Date of Technical Report:

“Hod Maden Project Feasibility Study - Technical Report NI 43-101”, with an effective date of 28 February 2021 (the “Technical Report”)

c)	Qualifications:

I was graduated from the Middle East Technical University (METU) in 1994 with a Bachelor of Science in Civil Engineering. I attained a Master of Science in Geotechnical Engineering from the same university in 2006. I am a Colorado, US licensed Professional Engineer (PE.0060057), a registered member of the Society of Mining, Metallurgy & Exploration (SME RM - 4293385), a member of the Australian Institute of Geoscientists (MAIG - 7731), and a member of the Australasian Institute of Mining and Metallurgy (MAusIMM-337328). I fulfill the Qualified Person (QP) requirements as defined in the instrument.

I have 27 years of professional experience in project management, feasibility studies, design, and construction of mine infrastructures, such as tailing storage facilities, heap leach facilities, waste dump storages, open pits, and surface water management structures, mainly associated with geotechnical and hydraulic engineering. I also have a wide variety of experiences in hydraulic structures (like dams, hydroelectrical power plans, open channels, and flood protection structures), tunnels, roads, and pipelines.

d)	Site Inspection:

I visited the site on 16 July 2020.

e)	Responsibilities:

I am responsible for Parts 18.2.2, 18.6, 18.9, and the relevant sections of Parts 1, 3, 21, and 25 - 27 associated with designs of site roads, waste storage facility, and surface water management.

f)	Independence:

I am independent of Sandstorm Gold Ltd. in accordance with the application of Section 1.5 of National Instrument 43-101.

g)	Prior Involvement:

I have been working on various aspects of the studies of the project since 2017.

INR Consulting and Engineering Inc.

Güzeltepe Mh. Sedat Simavi Sk. 60/2 Çankaya 06690 Ankara, Turkey

h)	Compliance with NI 43-101:

I have read National Instrument 43-101 and Form 43-101FI and the Technical Report has been prepared in compliance with same.

i)	Disclosure:

As of 28 February 2021 to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated: of 15 December 2021

/s/ Omer Ardic

Omer Ardic, PE

Principal Civil/Geotechnical Engineer

INR Consulting and Engineering Inc/

CERTIFICATE OF QUALIFIED PERSON (RICHARD KIEL)

I, Richard Kiel, P. E., state that:

a)	I am a Principal Geological/Civil Engineer at:
Golder Associates USA Inc.
7245 W. Alaska Drive, Suite 200
Lakewood, Colorado 80226

b)	This certificate applies to the technical report titled “Hod Maden Project Feasibility Study - Technical Report NI 43-101” with an effective date of: 28 February 2021

c)

I am a “qualified person” for the purposes of National Instrument 43-101 (“NI 43-101”). My qualifications as a qualified person are as follows. I am a graduate of the South Dakota School of Mines and Technology with a B.S degree in Geological Engineering in 1979, and am a member of the Society for Mining, Metallurgy & Exploration (SME), and a registered professional civil engineer. My relevant experience after graduation and over the last 40 years for the purposes of the Technical Report include engineering, design, and construction support for mine waste facilities including tailings dams.

d)	My most recent personal inspection of the Hod Maden site described in the Technical Report occurred from 14-15 October 2019 for a duration of two days.

e)	I am responsible for Parts 18.5 and the relevant sections of Parts 1, 3, 21, and 25-27.

f)	I am independent of the issuer as described in Part 1.1 of the NI 43-101.

g)	I have not had prior involvement with the property that is the subject of the Technical Report.

h)	I have read NI 43-101 and the parts of the Technical Report for which I am responsible have been prepared in compliance with NI 43-101; and

i)

At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the parts of Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Lakewood, Colorado this 15 of December 2021

/s/ Richard Kiel

Richard Kiel, P.E.

Level 1, Kandahar House, 41 – 43 Ord Street, West Perth 6005, Western Australia

Tel: +61 8 6244 5564; +61 407 906 585 Email: paul.newling@newproc.com

Paul Stanley Newling

NewPro Consulting & Engineering Services Pty Ltd

Level 1, 41—43 Ord Street, West Perth, 6005, Western Australia

Telephone: + 61 8 6244 5564

Email: paul.newling@newproc.com

CERTIFICATE OF AUTHOR

This Certificate of Author has been prepared to meet the requirements of National Instrument 43-101 Standards of Disclosure for Mineral Projects Part 8.1.

a)	Name, Address, Occupation:

Paul Newling

NewPro Consulting & Engineering Services Pty Ltd, Level 1, 41-43 Ord Street, West Perth, 6005, Western Australia, Australia

Principal Consultant and Managing Director.

b)	Title and Date of Technical Report:

“Hod Maden Project Feasibility Study - Technical Report NI 43-101”, with an effective date of 28 February 2021 (the “Technical Report”)

c)	Qualifications:

BAppSc (Ex Met), MBA, FAusIMM, CP(Met), MAIPM. I have managed or been actively involved the environmental departments of a number of mine sites globally, including in locations with similar environmental settings in Southern Europe.

I have worked in the mining industry for over 34 years. My relevant experience for the purposes of the Technical Report is:

◾

Project management, design, construction, commissioning, and operation of precious metal, base metal, heavy mineral and other mineral processing and hydrometallurgical plants in Australia, Europe, Africa, Asia and South America;

◾	Operations and environmental management of several mining properties in Australia, Europe and Asia;
◾	Reviewing, reporting and trouble-shooting on numerous mining and metallurgical operations and projects around the world for due diligence and other corporate requirements;
◾	Preparation of Pre-feasibility and Feasibility Studies for gold, silver, base metal heavy mineral and iron ore projects;
◾	Supervision and review of laboratory and pilot plant test work of mineral and hydrometallurgical processes, especially related to gold, base metals and heavy mineral processing;
◾	Familiarity with Turkish conditions and nuances after involvement with this and other projects in the region over that past 9 years;
◾	Familiarity with the terrain, geology, mineralogy and mineral processing response of the Hod Maden deposit over the past 5 years.

Level 1, Kandahar House, 41 – 43 Ord Street, West Perth 6005, Western Australia

Tel: +61 8 6244 5564; +61 407 906 585 Email: paul.newling@newproc.com

I have read the definition of “qualified person” set out in National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfil the requirements to be a “qualified person” for the purposes of NI 43-101.

d)	Site Inspection:

I visited the site on three occasions, the last of which was on the 13th of March 2018. The site visits have covered extensive examination of the lands and general environment proposed for the project, inspection of core, a visit to the Port of Hopa and visits to regional villages, cities and towns.

e)	Responsibilities:

I am responsible for environmental, permitting and associated matters in sections 1.12; 4.3; 20; 25.2.7; 26.4 and 27.3.5.

f)	Independence:

I am independent of Sandstorm Gold Ltd. in accordance with the application of Section 1.5 of National Instrument 43-101.

g)	Prior Involvement:

I have been working on various aspects of the studies of the project since May 2016. I was an QP/Author of the previously published PFS.

h)	Compliance with NI 43-101:

I have read National Instrument 43-101 and Form 43-101FI and the Technical Report has been prepared in compliance with same.

i)	Disclosure:

As of 28 February 2021 to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated: of 15 December 2021

/s/ Paul Newling

Paul Newling

Managing Director

NewPro Consulting & Engineering Services Pty Ltd

Prepared by GR Engineering Services Limited on behalf of:

Sandstorm Gold Ltd.

Artmin Madencilik San. ve Tic. A.Ş. Hod Maden Project Feasibility Study - Technical Report NI 43-101 Reference: 12569 2322527:P:bp Revision A	Page xxii

TABLE OF CONTENTS

1.	SUMMARY		1

1.1	Introduction		1

1.2	Property Description and Location		2

	1.2.1	Location and Tenure	2

	1.2.2	Regulation, Fees and Duties	3

	1.2.3	Financial Agreements	5

1.3	Project History		5

1.4	Geology and Mineralisation		6

1.5	Exploration and Drilling		7

1.6	Sampling, Analysis and Data Verification		7

1.7	Mineral Resources		8

1.8	Mining Outcomes		9

	1.8.1	Mineral Reserves	9

	1.8.2	Geotechical	12

	1.8.3	Underground Mining	13

	1.8.4	Mining Schedule	15

1.9	Mineral Processing and Metallurgical Test Work		17

1.10	Recovery Methods		19

1.11	Infrastructure		23

1.12	Environmental and Permitting		24

	1.12.1	Permits	24

	1.12.2	Biodiversity	25

	1.12.3	Physical Environment and Short-Term Impacts	26

	1.12.4	Long Term Impact and Closure	26

	1.12.5	Social and Heritage	27

1.13	Capital and Operating Costs		27

	1.13.1	Capital Costs	27

	1.13.2	Sustaining Capital	28

	1.13.3	Closure Costs	28

	1.13.4	Operating Costs	28

1.14	Economic Analysis		29

	1.14.1	Base Case Results	29

1.15	Project Implementation		33

1.16	Risks and Recommendations		35

1.17	Interpretations and Conclusions		35

2.	INTRODUCTION		37

Artmin Madencilik San. ve Tic. A.Ş. Hod Maden Project Feasibility Study - Technical Report NI 43-101 Reference: 12569 2322527:P:bp Revision A	Page xxiii

2.1	Introduction		37

2.2	Terms of Reference		37

2.3	Qualified Persons and Authors		37

2.4	Participants and Inspections of the Property		40

2.5	Sources of Information		41

2.6	Frequently Used Acronyms, Abbreviations, Definitions, and Units of Measure		44

2.7	Responsibility and Context of this Technical Report		46

2.8	Capability and Independence		47

3.	RELIANCE ON OTHER EXPERTS		48

3.1	Reliance on Other Experts		48

3.2	Report Contributors		49

4.	PROPERTY DESCRIPTION AND LOCATION		53

4.1	Location		53

4.2	Land Tenure		54

	4.2.1	Leases	54

	4.2.2	Private Lands	54

4.3	Permitting and Environmental Liabilities		56

	4.3.1	Protection of Nationals	56

	4.3.2	Fees and Duties	56

	4.3.3	Minimum Expenditures and Protection of the Environment	57

4.4	Financial Agreements		61

	4.4.1	Agreements	61

	4.4.2	State Royalties	61

	4.4.3	Sandstorm Royalty	63

	4.4.4	Incentive Investment Scheme (IIC)	63

4.5	Other Significant Factors and Risks		64

5.	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY		65

5.1	Access		65

5.2	Climate		65

	5.2.1	General	65

	5.2.2	Precipitation	66

	5.2.3	Temperature	66

	5.2.4	Wind Speed	67

	5.2.5	Relative Humidity	68

	5.2.6	Evaporation	68

5.3	Physiography and Vegetation		68

Artmin Madencilik San. ve Tic. A.Ş. Hod Maden Project Feasibility Study - Technical Report NI 43-101 Reference: 12569 2322527:P:bp Revision A	Page xxiv

5.4	Local Resources		69

5.5	Power Supply		69

5.6	Communications Link		70

5.7	Seismology		70

5.8	Water Supply		70

5.9	Surface Ownership		70

5.10	Transportation		70

6.	HISTORY		71

6.1	Mining History		71

6.2	Contemporary Previous Ownership and Exploration		71

	6.2.1	Mineral Research and Exploration Directorate	72

	6.2.2	Anglo-Tur	72

	6.2.3	Teck Cominco	72

	6.2.4	AMG Madencilik	72

7.	GEOLOGICAL SETTING AND MINERALISATION		74

7.1	Regional Geology (from Henricksen, 2015 and Roth & Alizade, 2017)		74

7.2	Project Geology		75

	7.2.1	Structural Geology	78

7.3	Deposit Geology and Mineralisation (Roth & Alizade, 2017)		80

8.	DEPOSIT TYPES		88

9.	EXPLORATION		90

9.1	Historical Exploration Chronologically by Company (Prior to Artmin)		90

9.2	Exploration by Artmin		96

	9.2.1	Reconnaissance Exploration and Mapping	96

	9.2.2	Soil Samples	98

9.3	Rock Samples		102

	9.3.1	Geophysical Surveys	102

9.4	Drilling		102

9.5	Conclusions		104

10.	DRILLING		105

10.1	Drilling Pre-2014		105

10.2	Drilling 2014 to 2019		105

10.3	Core Recovery		107

Artmin Madencilik San. ve Tic. A.Ş. Hod Maden Project Feasibility Study - Technical Report NI 43-101 Reference: 12569 2322527:P:bp Revision A	Page xxv

11.	SAMPLING METHOD AND APPROACH		108

11.1	Sample Logging and Preparation		108

11.2	Bulk Density Measurements		108

11.3	Sample Handling Protocols and Security		109

11.4	Certified Standard, Blanks and Field Duplicate Submission		109

11.5	Quality Control		109

11.6	Blanks		110

11.7	Certified Reference Material/Standards		113

11.8	Laboratory Pulp Duplicates		124

11.9	Recommendations and Conclusions		126

12.	DATA VERIFICATION		127

12.1	Assay QAQC		129

	12.1.1	Certified Reference Materials (CRM)	129

	12.1.2	Field Duplicates	134

	12.1.3	Blanks	141

	12.1.4	Conclusions	142

13.	MINERAL PROCESSING AND METALLURGICAL TESTING		143

13.1	Previous Metallurgical Test Work Summary		143

13.2	Feasibility Study Metallurgical Test Work		147

	13.2.1	Introduction	147

	13.2.2	Metallurgical Sample and Composite Sample Establishment	147

	13.2.3	Head Assays	149

	13.2.4	Mineralogical Characterization	150

	13.2.5	Comminution Tests	152

	13.2.6	Flotation Tests	154

	13.2.7	Concentrate Analysis	166

	13.2.8	Flotation of Regular Ore and Pyrite Ore Samples	169

	13.2.9	Pyrite Ore Variability Tests	172

	13.2.10	Water Chemistry	175

	13.2.11	Derivation of Grade vs Recovery Curves	177

	13.2.12	Effects of Lithological Distribution on Flotation Performance	179

	13.2.13	Dewatering, TML and Self-Heating Tests	184

	13.2.14	Geometallurgical Study	186

13.3	Further Test Work		187

14.	MINERAL RESOURCE ESTIMATES		188

14.1	Introduction		188

14.2	Drilling and Sampling Data		189

14.3	Geological Interpretations		190

	14.3.1	Lithologies	190

	14.3.2	Alteration	191

	14.3.3	Weathering (Oxidation)	192

	14.3.4	Mineralisation	193

	14.3.5	Faults	201

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14.4	Sample Coding		201

	14.4.1	Treatment of Unsampled Intervals	202

14.5	Statistical and Geostatistical Analyses		203

	14.5.1	Sample Length Analysis and Compositing	203

	14.5.2	Composite Grade Distribution Statistics	204

	14.5.3	Variography	210

	14.5.4	Grade Capping	218

	14.5.5	Bulk Density	219

14.6	Volume Block Model Construction		220

14.7	Grade and Density Estimation		222

	14.7.1	Grade Estimates	222

	14.7.2	Bulk Density Estimates	225

	14.7.3	Background Model Estimates	225

14.8	Model and Grade Validation		225

14.9	Mineral Resource Classification and Reporting		229

	14.9.1	Classification Method	229

	14.9.2	Mineral Resource Reports	231

14.10	Conclusions		234

14.11	References		235

15.	MINERAL RESERVES ESTIMATES		236

15.1	Introduction		236

15.2	Ore Body Description		236

15.3	Preparation of Block Model for Mine Design		237

	15.3.1	Removal of Inferred and Unclassified Material	238

	15.3.2	Processing Recovery	238

	15.3.3	Net Smelter Return Calculation	239

	15.3.4	Quality Control and Quality Assurance	240

15.4	Cut-off Value		240

	15.4.1	Longhole Stoping	241

	15.4.2	Modified Drift and Fill	243

15.5	Stope Designs		243

15.6	Dilution and Recovery Estimates		244

15.7	Mineral Reserves		246

15.8	Conversion of Mineral Resources to Mineral Reserves		247

16.	MINING STUDY		250

16.1	Introduction		250

16.2	Hydrogeological Considerations		251

	16.2.1	Hydrogeological Conditions	251

	16.2.2	Hydrogeological Units and Faults	253

	16.2.3	Hydraulic Parameters	253

	16.2.4	Measured Water Levels and Direction of Groundwater Flow	254

	16.2.5	Descriptions of Numerical Groundwater Model	257

	16.2.6	Results of Predictions by Groundwater Model	260

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	16.2.7	Pore Pressure Management for the DAF Zone	265

	16.2.8	Water Supply	265

16.3	Geotechnical Considerations		266

	16.3.1	Local Geology	266

	16.3.2	Geotechnical Investigations	267

	16.3.3	Overall Ground Conditions	270

	16.3.4	Ground Support - Lower Mine Development	271

	16.3.5	Ground Support - Upper Mine Shafts and Drifts	275

	16.3.6	Stope Design Parameters - Lower Mine	276

	16.3.7	Numerical Modelling	279

16.4	Mining Method Selection		281

	16.4.1	Modified Drift and Fill Mining	282

	16.4.2	Long Hole Stoping	283

16.5	Mining Dilution and Recovery Factors		285

16.6	Stope Design		286

	16.6.1	Cut-off Value	286

	16.6.2	Modified Drift and Fill	287

	16.6.3	LHS Stope Optimisation	287

	16.6.4	Stope Drill and Blast Design	288

	16.6.5	Regular Ore and Pyrite Ore Mining Method	290

16.7	Development Design		291

	16.7.1	Upper Mine Development Design	291

	16.7.2	Lower Mine Development Design	293

16.8	Stope Cycle and Sequence		296

	16.8.1	Modified Drift an Fill Mining	297

	16.8.2	Longhole Stoping	299

16.9	Ventilation		302

	16.9.1	Design Criteria	302

	16.9.2	Ventillation Strategy - Upper Mine	302

	16.9.3	Ventillation Strategy - Lower Mine	305

	16.9.4	Ventillation Modelling and Primary Fan Requirements - Lower Mine	308

16.10	Development and Production Schedule		308

	16.10.1	Life of Mine Development Schedule - Upper Mine	308

	16.10.2	Life of Mine Development Schedule - Lower Mine	310

	16.10.3	Life of Mine Production Schedule	314

	16.10.4	Overall Mine Development and Production Schedule	317

	16.10.5	Process Schedule	317

16.11	Material Handling		320

	16.11.1	Material Handling - Upper Mine	320

	16.11.2	Material Handling - Lower Mine	321

16.12	Backfill		323

	16.12.1	Upper Mine Backfill - Cemented Aggregate Fill	323

	16.12.2	Lower Mine Backfill - Paste Fill	325

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16.13	Underground Mining Equipment		329

	16.13.1	Underground Equipment - Upper Mine	329

	16.13.2	Underground Equipment - Lower Mine	330

16.14	Personnel		333

	16.14.1	Mining Roster	333

16.15	Underground Mine Infrastructure		336

	16.15.1	Mine Infrastructure - Upper Mine	336

	16.15.2	Mine Infrastructure - Lower Mine	336

17.	RECOVERY METHODS		345

17.1	Introduction		345

17.2	Process Design Criteria		349

17.3	Process Description		350

	17.3.1	Crushing	350

	17.3.2	Ore Storage and Reclaim	350

	17.3.3	Primary Grinding and Classification	350

	17.3.4	Bulk Flotation and Secondary Grinding Circuit	350

	17.3.5	Concentrate Regrind, Copper Flotation and Cleaning	351

	17.3.6	Copper Concentrate Thickening and Filtration	351

	17.3.7	Low Sulfide Tailings Deslime, Thickening and Paste Fill	351

	17.3.8	Sulfide Tailings Thickening and Disposal	352

17.4	On Stream Analyser		352

17.5	Water Treatment		352

17.6	Reagents		353

17.7	Services		353

	17.7.1	Water Services	353

	17.7.2	Air Services	354

17.8	Equipment Selection		354

	17.8.1	Grinding Mills	354

	17.8.2	Flotation Cells	354

	17.8.3	Thickeners	354

	17.8.4	Filters	354

18.	PROJECT INFRASTRUCTURE		355

18.1	Introduction		355

18.2	Roads and Site Access		358

	18.2.1	Yukarimaden Access Road	358

	18.2.2	Site Roads	359

18.3	Mining Surface Infrastructure		361

	18.3.1	Mining Office	362

	18.3.2	Heavy Vehicle Workshop	362

	18.3.3	Mining Concrete Batch Plant	363

	18.3.4	Fuel Farm	363

	18.3.5	Heavy and Light Vehicle Wash-Down Bay	363

	18.3.6	Temporary Explosives Magazine	364

Artmin Madencilik San. ve Tic. A.Ş. Hod Maden Project Feasibility Study - Technical Report NI 43-101 Reference: 12569 2322527:P:bp Revision A	Page xxix

	18.3.7	Core Shed	364

	18.3.8	Dedicated Upper Mine Surface Infrastructure	364

18.4	Administration and Processing Infrastructure		366

	18.4.1	Main Administration and Gatehouse	368

	18.4.2	Plant Technical Services and Control Room	368

	18.4.3	Emergency Response Team and Health Unit	368

	18.4.4	Dry and Canteen	368

	18.4.5	Reagents Storage Building	369

	18.4.6	Paste Plant Control Room and Laboratory	369

	18.4.7	Plant Workshop and Stores	369

	18.4.8	Laboratory	369

	18.4.9	Process Production Buildings	370

18.5	Tailings Storage Facility		371

	18.5.1	Design Overview	371

	18.5.2	Site Geotechnical Investigation and Geologic Hazard Assessment	372

	18.5.3	Stability Assessment	373

	18.5.4	Water Management	374

	18.5.5	Instrumentation and Monitoring	374

	18.5.6	Closure	374

18.6	Waste Storage Facility		374

	18.6.1	WDF Design	375

	18.6.2	Stability Assessment	376

	18.6.3	Water Management	376

	18.6.4	Closure	376

18.7	Power Supply		377

	18.7.1	High Voltage (HV) Substation	377

	18.7.2	Power Distribution	377

18.8	Site Water Management		378

18.9	Surface Water Management		380

	18.9.1	Non-Contact Water Water Management	380

	18.9.2	Contact Water Management	381

18.10	Permanent Village		382

	18.10.1	Village Infrastructue	382

	18.10.2	Village Services	382

18.11	Waste and Sewage Disposal		383

18.12	Communications		384

18.13	Security		385

18.14	Port Facility		385

19.	MARKET STUDIES AND CONTRACTS		386

19.1	Introduction		386

19.2	Concentrate Quality		387

19.3	Study Price Assumptions		389

19.4	Available Smelting and Refining Options and Costs		391

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19.5	Payment Terms		392

19.6	Shipping		392

20.	ENVIRONMENTAL STUDIES, PERMITTING AND COMMUNITY IMPACT		394

20.1	Permitting		394

20.2	Physical Environment		396

20.3	Biological Environment		396

	20.3.1	Environmental Baseline Studies	397

	20.3.2	Post-PFS Studies (from Oct 2017 to June 2020)	398

	20.3.3	Flora	399

	20.3.4	Fauna	402

	20.3.5	Aquatic Communities	411

	20.3.6	Physical Environment	414

	20.3.7	Hydrology and Hydrogeology	415

	20.3.8	Water Quality	418

	20.3.9	Air Quality and Noise	422

	20.3.10	Soils	424

	20.3.11	Acid Rock Drainage and Geochemistry	424

	20.3.12	Geochemical Characterization of Backfills	427

	20.3.13	Anthropological Environment	428

	20.3.14	Archaeological Interest Sites	429

	20.3.15	Protected Areas	430

20.4	Social and Community Impacts		431

	20.4.1	Description of the Social Environment	431

	20.4.2	Population and Affected Communities	431

	20.4.3	Local Economy	432

	20.4.4	Education	432

	20.4.5	Health	433

	20.4.6	Consultation to Date	433

	20.4.7	Planned Social Impact Studies	434

	20.4.8	Impact on Existing Infrastructure and Local Government Services	434

20.5	Environmental Impacts		434

	20.5.1	Construction Stage	435

	20.5.2	Operation Stage	437

	20.5.3	Closure Stage	439

20.6	Environmental Management Plan		444

21.	CAPITAL AND OPERATING COSTS		447

21.1	General		447

	21.1.1	Scope of Operating and Capital Cost Estimates	447

	21.1.2	Exclusions	447

21.2	Capital Cost Estimate		448

	21.2.1	Project Summary Capital Cost	448

	21.2.2	General	448

	21.2.3	Estimate Accuracy	448

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	21.2.4	Information Sources	449

	21.2.5	Estimate Currency and Base Date	449

	21.2.6	Detailed Capital Costs	450

	21.2.7	Sustaining Cost Summary	453

	21.2.8	Closure Cost Summary	454

21.3	Basis of Capital Cost Estmate		454

	21.3.1	Methodology	454

	21.3.2	General	454

	21.3.3	Mining Capital	455

	21.3.4	Non-Process Infrastructure	456

	21.3.5	Process Infrastructure	458

	21.3.6	EPCM Indirect Costs	459

	21.3.7	Owners Costs	460

	21.3.8	Sustaining and Operating Capital	461

	21.3.9	Project Closure	463

	21.3.10	Contingency	463

	21.3.11	Exclusions and Qualifications	463

21.4	Operating Cost Estimate		464

	21.4.1	Operating Cost Summary - Life of Mine (LOM)	464

21.5	Basis of Operating Cost Estimate		464

	21.5.1	Mining	464

	21.5.2	Processing, General and Administration	466

	21.5.3	Qualifications, Assumptions and Exclusions	471

22.	ECONOMIC ANALYSIS		473

22.1	Introduction		473

22.2	Results Summary		473

	22.2.1	Economic Metrics	474

	22.2.2	Life of Mine Summary	474

	22.2.3	Sensitivities	476

22.3	Economic Modelling Methodology		478

	22.3.1	Method	478

	22.3.2	Basis	478

	22.3.3	Accuracy	478

22.4	Assumptions		479

	22.4.1	Economic Metals and Commodity Price Assumptions	479

	22.4.2	Macroeconomic Assumptions	480

	22.4.3	Treatment Charges and Refining Charges	480

	22.4.4	Concentrate Transportation and Freight	480

	22.4.5	Technical Assumptions	481

	22.4.6	Concentrate Payability	482

	22.4.7	Government and Third Party Royalties	483

	22.4.8	Duties and Taxation	484

	22.4.9	Timing of Revenues and Working Capital	485

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	22.4.10	Pre-Production Capital Costs	486

	22.4.11	Sustaining Capital	487

	22.4.12	Closure Costs	487

	22.4.13	Tax and Accounting Depreciation	487

	22.4.14	Operating Costs	488

	22.4.15	Other Considerations	490

22.5	Cashflow Analysis		490

23.	ADJACENT PROPERTIES		495

24.	OTHER RELEVANT DATA AND INFORMATION		497

24.1	Project Implementation Plan		497

24.2	Client’s Representative Team Role		497

24.3	Lead EPCM Contractor		498

24.4	Project Organisation		498

24.5	Project Implementation Schedule		503

	24.5.1	General	503

	24.5.2	Schedule Summary	503

	24.5.3	Critical Path Analysis	505

25.	INTERPRETATION AND CONCLUSIONS		507

25.1	General		507

25.2	Risk		507

	25.2.1	Mineral Resource and Mineral Reserve Estimates	507

	25.2.2	Mining	507

	25.2.3	Metallurgy and Processing	510

	25.2.4	Project Capital and Operating Costs	512

	25.2.5	Hydrology, Hydrogeology and Geochemistry	513

	25.2.6	Infrastructure	513

	25.2.7	Environmental Risks	514

	25.2.8	Economic Outcomes	515

25.3	Opportunities		516

	25.3.1	Mining	516

	25.3.2	Processing	518

	25.3.3	Process Plant Capital	519

	25.3.4	Tailings Management	519

25.4	Conclusion		519

26.	RECOMMENDATIONS		522

26.1	Mining		522

26.2	Metallurgical Test Work		523

26.3	Processing and Plant Design		523

26.4	Environmental Management		523

26.5	Project Implementation		524

27.	REFERENCES		526

27.1	Climate		526

27.2	Mining and Geotechnical		526

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27.3	Optimisation of Processing and Infrastructure		528

	27.3.1	Test Work	528

	27.3.2	Hydrology/Hydrogeology/Geochemical	530

	27.3.3	Infrastructure	532

	27.3.4	Tailings Storage Facility and Waste Dump Facility	532

	27.3.5	Environmental	534

	27.3.6	Marketing and Economics	541

	27.3.7	Legal and General	542

LIST OF FIGURES

Figure 1.1	Location and Access Map	2

Figure 1.2	Hod Maden Underground Mine Design - Longitudinal View Looking East	14

Figure 1.3	Simplified Process Flow Diagram - Regular Ore	21

Figure 1.4	Simplified Process Flow Diagram - Pyrite Ore	22

Figure 1.5	Project Post Tax Sensitivity Tornado Chart	32

Figure 1.6	Project Post-Tax Sensitivity Whisker Plot	32

Figure 1.7	Project Critical Path	34

Figure 4.1	Location and Access Map	53

Figure 4.2	Tenement Map	55

Figure 5.1	Monthly Temperatures at the Site	67

Figure 7.1	Distribution and Classification of the Gold Deposits and Prospects of Turkey)	74

Figure 7.2	Regional Setting of the Hod Maden Project	75

Figure 7.3	Lithology of the Hod Maden Project Area (Topal & Tezcan 2018)	77

Artmin Madencilik San. ve Tic. A.Ş. Hod Maden Project Feasibility Study - Technical Report NI 43-101 Reference: 12569 2322527:P:bp Revision A	Page xxxiv

Figure 7.4	General Section of Hod Maden Project ( Lithological ) (Topal & Tezcan 2018)	78

Figure 7.5	Alteration of the Hod Maden Project Area (Topal & Tezcan 2018)	81

Figure 7.6	General Section of Hod Maden Project (Alteration) (Topal & Tezcan 2018)	82

Figure 7.7	Surface Projections of the Main Zone and Southern Deposit	83

Figure 7.8	Mineralisation Examples in Drill Core	84

Figure 7.9	Alteration/Mineralisation Cross Section (Topal & Tezcan 2018)	85

Figure 7.10	Comparison of South Zone and Main Zone Mineralisation Styles	86

Figure 7.11	Generalized Mineralisation Block Diagram of Hod Maden Project	87

Figure 8.1	Deposits of the Eastern Pontides Turkey, Georgia, Armenia and Azerbaijan	89

Figure 8.2	Generic High-Sulfidation Epithermal Model	89

Figure 9.1	2012 Aegean Rock Sampling: Gold Assay Results	91

Figure 9.2	2012 Aegean Rock Sampling: Zinc Assay Results	93

Figure 9.3	Hod Maden Project Geology Mapping	94

Figure 9.4	Hod Maden Project Alteration Mapping	95

Figure 9.5	Overview of the Hod Maden Fault Zone and Prominent Hydrothermal Alteration	96

Figure 9.6	Hod Maden Project Area Main Target Areas: Plan View	97

Figure 9.7	Hod Maden Project - Soil Sample Locatiions: Gold and Copper Analytical Results	98

Figure 9.8	Hod Maden Project - Soil Sample Locations: Lead and Zinc Analytical Results	99

Figure 9.9	Hod Maden Project - Soil Sample Gold Geochemistry	100

Figure 9.10	Hod Maden Project Rock Samples Location and Assay Results	101

Figure 9.11	Hod Maden Project - Bouguer Gravity Map with Red Showing Areas of Interpreted Higher Density Rocks at Some Unknown Depth	103

Figure 10.1	Drillhole Location Plan: 2014 - 2019	106

Figure 10.2	Typical West-East Cross Section	107

Figure 11.1	Gold Blank 62	108

Figure 11.2	Gold Blank 62	110

Figure 11.3	Gold Blank 66	111

Figure 11.4	Gold Blank 70	111

Figure 11.5	Gold Blank 93	112

Figure 11.6	Copper Oreas-160	112

Figure 11.7	Gold Standard G310-9 - 3.29 g/t Au	114

Figure 11.8	Gold Standard G313-10 -46.27 g/t Au	114

Figure 11.9	Gold Standard G907-4 - 3.84 g/t Au	115

Figure 11.10	Gold Standard G905-7 - 3.92 g/t Au	115

Figure 11.11	Gold Standard G910-7 - 0.51 g/t Au	116

Figure 11.12	Gold Standard G910-8 - 0.63 g/t Au	116

Figure 11.13	Gold Standard G914-10 - 10.26 g/t Au	117

Figure 11.14	Gold Standard G311-1 - 0.52 g/t Au	117

Artmin Madencilik San. ve Tic. A.Ş. Hod Maden Project Feasibility Study - Technical Report NI 43-101 Reference: 12569 2322527:P:bp Revision A	Page xxxv

Figure 11.15	Gold Standard G914-6 - 3.21 g/t Au	118

Figure 11.16	Copper Standard GBMS911-1 - 10,034 ppm Cu	118

Figure 11.17	Copper Standard GBM398-1 - 14,823 ppm Cu	119

Figure 11.18	Copper Standard GBM398-4 - 3,891 ppm Cu	119

Figure 11.19	Copper Standard GBM914-10 - 1,864 ppm Cu	120

Figure 11.20	Lead Standard GMBS911-1 - 5,846 ppm Pb	120

Figure 11.21	Lead Standard GBM398-1 - 26,669 ppm Pb	121

Figure 11.22	Lead Standard GBM398-4 - 11,714 ppm Pb	121

Figure 11.23	Lead Standard GBM914-10 - 4,671 ppm Pb	122

Figure 11.24	Zinc Standard GBM398-1 - 20,295 ppm Zn	122

Figure 11.25	Zinc Standard GBM398-4 - 5,117 ppm Zn	123

Figure 11.26	Zinc Standard GBM914-10 - 9,697 ppm Zn	123

Figure 11.27	Zinc Standard GMBS911-1 - 1,219 ppm Zn	124

Figure 11.28	Cross Laboratory Checks	125

Figure 11.29	Scatter Plot Original Versus Duplicate - Au	126

Figure 12.1	Geotechnical Drilling in Progress	127

Figure 12.2	Marked Drillhole Collar Locations	128

Figure 12.3	Scatter Plot for Gold Field Duplicates	135

Figure 12.4	Scatter Plot for Gold Field Duplicates Less than 5 g/t	135

Figure 12.5	Gold RPD Plot of Field Duplicates	136

Figure 12.6	Quantile-Quantile Plot of Gold Assays for Field Duplicates Less than 15 g/t	137

Figure 12.7	Scatter Plot for Copper Field Duplicates	137

Figure 12.8	Scatter Plot for Copper Field Duplicates Less than 20,000 ppm Cu	138

Figure 12.9	Copper RPD Plot of Field Duplicates	138

Figure 12.10	Quantile-Quantile Plot of Copper Assays	139

Figure 12.11	Scatter Plot for Zinc Field Duplicates	139

Figure 12.12	Scatter Plot for Zinc Field Duplicates Less than 20,000 ppm Zn	140

Figure 12.13	Zinc RPD Plot of Field Duplicates	140

Figure 12.14	Quantile-Quantile Plot of Zinc Assays	141

Figure 13.1	Locked Cycle Flotation Test Flowsheet	145

Figure 13.2	Distribution of Pyrite, Chalcopyrite and Ca-Sulfate in the Variability Samples	151

Figure 13.3	Copper Recovery in the Bulk Rougher and Combined Bulk Rougher+Scavenger Concentrates	154

Figure 13.4	Gold Recovery in the Bulk Rougher and Combined Bulk Rougher+Scavenger Concentrates	155

Figure 13.5	Flotation Flowsheet of Open Cleaner Flotation Tests	156

Figure 13.6	Copper Recovery vs Grade Curves from the Open Cleaner Flotation Tests of the Variability Samples	157

Artmin Madencilik San. ve Tic. A.Ş. Hod Maden Project Feasibility Study - Technical Report NI 43-101 Reference: 12569 2322527:P:bp Revision A	Page xxxvi

Figure 13.7	Gold Recovery vs Recovery Curves from the Open Cleaner Flotation Tests of the Variability Samples	158

Figure 13.8	Copper Recovery and Grade of the Copper Final Concentrate as a Function of Feed Grade (Simulation Results)	160

Figure 13.9	Gold Recovery and Grade of the Copper Final Concentrate as a Function of Feed Grade (Simulation Results)	161

Figure 13.10	The Relationship Between CN Sol Au and Au Recovery to the Copper Concentrate	161

Figure 13.11	Locked Cycle Flotation Flowsheet Applied on the Ore Variability Samples	163

Figure 13.12	Variations in Copper Grade and Recovery of the Copper Concentrate as a Function of Feed Grade	164

Figure 13.13	Variations in Gold Grade and Recovery of the Copper Concentrate as a Function of Feed Grade	164

Figure 13.14	Locked Cycle Flotation Flowsheet Applied on Pyrite Ore samples	172

Figure 13.15	Comparison of the Test Work Results with the Estimated Values from the AMC Model for the Copper Concentrates Produced from RO and PO Samples	183

Figure 13.16	Comparison of the Test Work Results with the Estimated Values from the AMC Model for the Pyrite Concentrates Produced From PO Ore Samples	184

Figure 14.1	Isometric View of Hod Maden Drillholes with Main Zone Host Lithologies	188

Figure 14.2	Simplified Lithological Interpretation	190

Figure 14.3	Simplified Alteration Interpretation	191

Figure 14.4	Cross Section View of Base of Oxidation (Top of Sulphide)	192

Figure 14.5	Differences in Gold Grade Distribution Characteristics within CAB1	195

Figure 14.6	Wireframe Surface Used to Partition CAB1 Subzones	196

Figure 14.7	West-east Section of the Contact Mineralisation Shell (COS1)	197

Figure 14.8	Zinc-Defined Mineralised Shells Relative to the CAB1 Interpretation	198

Figure 14.9	Oblique View of Mineralisation Interpretations and MINZONE Codes	199

Figure 14.10	Hod Maden Mineralised Zones and Drilling	200

Figure 14.11	Fault Interpretations: Oblique Plan View: 150 m Vertical Window	201

Figure 14.12	Distributions of Sample Lengths: All Samples	203

Figure 14.13	Grade Distributions: CAB1/SAU1 Au 1 m Composites	207

Figure 14.14	Grade Distributions: CAB1/SAU2 Au 1 m Composites	207

Figure 14.15	Grade Distributions: MPYR Au 1 m Composites	208

Figure 14.16	Grade Distributions: CAB1/SAU1 Cu 1 m Composites	208

Figure 14.17	Grade Distributions: CAB1/SAU2 Cu 1 m Composites	209

Figure 14.18	Grade Distributions: MPYR Cu 1 m Composites	209

Figure 14.19	Drillhole Angles of Intersection	211

Figure 14.20	Pairwise Relative Variograms: CAB1/SAU1 Au 1 m Composites	213

Figure 14.21	Pairwise Relative Variograms: CAB1/SAU2 Au 1 m Composites	214

Artmin Madencilik San. ve Tic. A.Ş. Hod Maden Project Feasibility Study - Technical Report NI 43-101 Reference: 12569 2322527:P:bp Revision A	Page xxxvii

Figure 14.22	Pairwise Relative Variograms: CAB1/SAU1 Cu 1 m Composites	215

Figure 14.23	Pairwise Relative Variograms: CAB1/SAU2 Cu 1 m Composites	216

Figure 14.24	Volume Model Coded Lithologies in Mineralised Zones: View Above to Northwest	221

Figure 14.25	Block Grade Estimates: Main Zones: Cross Section: Gold and Copper	227

Figure 14.26	Block Grade Estimates: Main Zones: Cross Section: Zinc	228

Figure 14.27	Resource Classification Coded Model: View Above to SW	231

Figure 15.1	Hod Maden Underground Mine Design and Mineralisation Outlines - Longitudinal View Looking East	237

Figure 15.2	Stope Value Range Assessment	242

Figure 15.3	Hod Maden MSO and Final Stoping Inventories - Long Section Looking East	244

Figure 15.4	Conversion of Mineral Resource to Mineral Reserve - Tonnes	248

Figure 15.5	Conversion of Mineral Resource to Mineral Reserve - Gold Equivalent Ounces	249

Figure 16.1	Hod Maden Underground Mine Design - Longitudinal View Looking East	251

Figure 16.2	Location of the Stream Flow Measurement Stations and Monitored Catchment (SRK, 2020)	252

Figure 16.3	Location of the Test Holes, Pumping and Monitoring Wells, Piezometers, and Other Monitoring Points in Underground Mine Area (SRK, 2020)	253

Figure 16.4	Distribution of Measured Hydraulic Conductivity Values with Depth (SRK, 2020)	254

Figure 16.5	Water Table and Direction of Groundwater Flow (SRK, 2020)	255

Figure 16.6	Conceptual Hydrogeological Cross-Section	256

Figure 16.7	Model Extent and Mesh Discretization, Plan View (SRK, 2020)	257

Figure 16.8	Transferring of Leapfrog Geological Model into Groundwater Flow Model (SRK, 2020)	258

Figure 16.9	Simulated Hydrogeological Units in Mine Area and Their Hydraulic Parameters (SRK, 2020)	258

Figure 16.10	Results of Stead-State Model Calibration to Measured Water Levels (SRK, 2020)	260

Figure 16.11	Results of Steady-State Model Calibration to Baseflow (SRK, 2020)	260

Figure 16.12	Location of Simulated Dewatering Wells (SRK, 2020)	262

Figure 16.13	Predicted Passive Mine Inflow without Active Dewatering (SRK, 2020)	263

Figure 16.14	Predicted Total Pumping Rate and Residual Passive Mine Inflow (SRK, 2020)	263

Figure 16.15	Comparison of Passive Mine Inflow with Residual Passive Inflow (with Active Dewatering) (SRK, 2020)	264

Figure 16.16	Proposed Upward Drainage Holes (SRK, 2020)	265

Figure 16.17	Water Supply and Dewatering Well Locations (SRK, 2020)	266

Figure 16.18	Simplified Geological Sections, Showing the Main Lithologies and Alteration Type (after Artmin, 2018)	267

Figure 16.19	Perspective View Showing all Drill holes used for the Geotechnical Assessment	268

Figure 16.20	Example of Volcano-sedimentary Rock	268

Artmin Madencilik San. ve Tic. A.Ş. Hod Maden Project Feasibility Study - Technical Report NI 43-101 Reference: 12569 2322527:P:bp Revision A	Page xxxviii

Figure 16.21	Example of Volcano-sedimentary Rock Affected by Argillic Alteration	269

Figure 16.22	Example of Overburden Materials - Gravel with Clay	270

Figure 16.23	Example of Overburden Materials - Sandstones with Cobbles	270

Figure 16.24	Empirical Chart for Ground Support Selection (after Potvin and Hadjigeorgiou, 2016)	271

Figure 16.25	Drill Holes Used for Shaft Stability Assessment - View Looking Northeast	274

Figure 16.26	Typical Hangingwall Ground Conditions in the VGYP (HDT-005)	277

Figure 16.27	Typical Ore Zone Ground Conditions in the BXCA (HDT-005)	277

Figure 16.28	Typical Footwall Ground Conditions in the BXDA (HDT-005)	278

Figure 16.29	Modelled Surface Displacements Due to Mining within Culturally Sensitive Area	280

Figure 16.30	North-South Section Surface Settlement Profile by Quarterly Mine Plan Progression	280

Figure 16.31	Relationship of damage to angular distortion and horizontal strain (after Harrison, 2011)	281

Figure 16.32	Typical level layout for modified drift and fill	282

Figure 16.33	Modified Drift and Fill Layout - Section View	283

Figure 16.34	Typical Transverse LHS Layout	284

Figure 16.35	Typical Longitudinal LHS Layout	284

Figure 16.36	Hod Maden MSO and Final Stoping Inventories - Long Section Looking East	288

Figure 16.37	Hod Maden Typical Transverse LH Stope Drill and Blast Design	289

Figure 16.38	Hod Maden Slot Rise Drill Patterns	290

Figure 16.39	Hod Maden Pyrite Ore Classified Areas - Long Section Looking East	291

Figure 16.40	Hod Maden Underground Mine Design - Upper Mine - Modified DAF - Looking East	292

Figure 16.41	Hod Maden Underground Mine Design - Upper Mine - ACP Cross Headings	292

Figure 16.42	Hod Maden Underground Mine Design - Upper Mine - Undercut Subheadings	293

Figure 16.43	Hod Maden Underground Mine Design - Lower Mine - Looking East	294

Figure 16.44	Hod Maden Typical Decline and Level Drive Profiles	295

Figure 16.45	Hod Maden Production Zones	297

Figure 16.46	Modified DAF Design	298

Figure 16.47	DAF Typical Sequence	299

Figure 16.48	Transverse LHS Level Layout	300

Figure 16.49	Hod Maden Transverse Longhole Stoping Preferred Sequence	301

Figure 16.50	Hod Maden Transverse Stoping Alternative Sequence	301

Figure 16.51	Primary Ventilation System Overall Strategy - Upper Mine	304

Figure 16.52	Primary Ventilation System Overall Strategy - Lower Mine	306

Figure 16.53	Typical Level Ventilation - RAR off Footwall Drive - Lower Mine	307

Figure 16.54	Typical Level Ventilation - RAR off Access Drive - Lower Mine	307

Figure 16.55	Hod Maden LOM Production Profile	314

Artmin Madencilik San. ve Tic. A.Ş. Hod Maden Project Feasibility Study - Technical Report NI 43-101 Reference: 12569 2322527:P:bp Revision A	Page xxxix

Figure 16.56	Hod Maden LOM Illustrative Development Schedule - Looking East	317

Figure 16.57	Concept for Upper Mine Rock Hoist System	321

Figure 16.58	Hod Maden Typical Truck Loading Area Layout	322

Figure 16.59	Tele-remote Loading Arrangement to Ore Pass or Stockpile	322

Figure 16.60	CAF Plant Process Flow Diagram	324

Figure 16.61	Rammer Jammer Device	325

Figure 16.62	Mine Main Inter-Level Reticulation Layout	327

Figure 16.63	Standard End of Line Fill Pour Set-up	328

Figure 16.64	Life of Mine Mobile Equipment Fleet - Lower Mine	331

Figure 16.65	Underground Personnel Mining Roster	334

Figure 16.66	Life of Mine Headcount - Upper Mine	335

Figure 16.67	Life of Mine Headcount - Lower Mine	335

Figure 16.68	Dewatering Schematic	337

Figure 16.69	Residual Underground Mine Inflow	338

Figure 16.70	725 Level Explosives Magazine	339

Figure 16.71	Underground Electrical Infrastructure - Isometric View Looking Northeast	341

Figure 16.72	Secondary Egress and Fixed Refuge Chamber Locations - Isometric View Looking Northeast	343

Figure 17.1	Simplified Process Flow Diagram - Regular Ore	347

Figure 17.2	Simplified Process Flow Diagram - Pyrite Ore	348

Figure 18.1	Overall Site Layout	357

Figure 18.2	Site Access Roads Plan View	360

Figure 18.3	Mining Surface Infrastructure Layout	361

Figure 18.4	Upper Mine Shaft 1 Surface Infractructure Layout	365

Figure 18.5	Process Plant Layout	367

Figure 18.6	TSF Ultimate Design	372

Figure 18.7	WDF Longitudinal Section	375

Figure 18.8	Sources of Water for Plant Makeup	379

Figure 19.1	Life of Mine Concentrate Production	386

Figure 19.2	Consensus Pricing - Gold	390

Figure 19.3	Consensus Pricing - Copper	390

Figure 19.4	Copper Concentrate Treatment Charge Trends 2017 - 2020 (USD/t)	392

Figure 20.1	Microbasin Map Showing the Project Site	416

Figure 20.2	Streams Map Showing the Project Site	417

Figure 20.3	Map Showing the Locations of Points Monitored and Sampled by GAT	420

Figure 20.4	Assessment of Groundwater Samples According to WPCR Table-1	420

Figure 20.5	Assessment of Surface Water Samples According to WPCR Table	421

Figure 20.6	Boreholes of Selected Samples Taken for the Static Test Analysis	425

Figure 20.7	Chart of Neutralization Potential (NP) vs. Acid Generating Potential (AP)	426

Artmin Madencilik San. ve Tic. A.Ş. Hod Maden Project Feasibility Study - Technical Report NI 43-101 Reference: 12569 2322527:P:bp Revision A	Page xl

Figure 20.8	Correlation of the Ficklin Metal Concentration Values of Lithologies with their pH Values	426

Figure 20.9	Correlation of the Sum of As and Sb Concentrations in Lithologies with their pH Values	427

Figure 20.10	Land Use Status of License Areas and Surroundings	429

Figure 20.11	Villages Close to the Project Area	431

Figure 20.12	TSF Closure Plan	443

Figure 20.13	Conceptual Post-Closure Layout of WDF	444

Figure 21.1	Annual Mining Operating Total Cost by Category	465

Figure 21.2	LOM Mining Operating Costs by Category	466

Figure 21.3	LOM Operating Costs by Category	467

Figure 21.4	Hod Maden Senior Management Organisational Structure	468

Figure 22.1	Life of Mine Cashflow Profile	475

Figure 22.2	Life of Mine Operating Cost Profile	475

Figure 22.3	Life of Mine Sustaining Capital Cost Profile	476

Figure 22.4	Life of Mine Revenue	476

Figure 22.5	Tornado Chart	477

Figure 22.6	Project Post-Tax Sensitivity Whisker Plot	477

Figure 22.7	Mill Feed Production Plan	481

Figure 22.8	Life of Mine Concentrate Production	482

Figure 22.9	Life of Mine Cashflow Waterfall	493

Figure 22.10	Life of Mine Cashflow Profile	494

Figure 23.1	Tenement Map	496

Figure 24.1	Proposed Owner’s (Artmin) Team Structure	499

Figure 24.2	Proposed Lead EPCM Contractor Engineering, Procurement and Project Management Team Structure	500

Figure 24.3	Proposed Lead EPCM Contractor Construction Team Structure	501

Figure 24.4	Proposed Commissioning Team Structure	502

Figure 24.5	Project Critical Path	506

Figure 25.1	Project Value Tornado	515

LIST OF TABLES

Table 1.1	Consultants Used for Preparation of Report	2

Table 1.2	Hod Maden Project - License Details	3

Table 1.3	Operating Licence Fee and Forestry Land Fees for 2020	4

Artmin Madencilik San. ve Tic. A.Ş. Hod Maden Project Feasibility Study - Technical Report NI 43-101 Reference: 12569 2322527:P:bp Revision A	Page xli

Table 1.4	Hod Maden Copper and Gold Zones Estimated Mineral Resources Estimate as at 27 July 2019	9

Table 1.5	Mineral Reserve Estimate	10

Table 1.6	Conversion of Mineral Resource to Mineral Reserve	11

Table 1.7	NSR Input Parameters	11

Table 1.8	Stope Stability Assessment Results	13

Table 1.9	Key Mining Schedule Physicals	15

Table 1.10	LOM Mine Production Schedule Physicals	16

Table 1.11	LOM Processing Schedule Physicals	16

Table 1.12	LOM Concentrate Physicals	16

Table 1.13	Grade and Recovery Values Over Life of Mine	18

Table 1.14	Project Capital Cost Summary	27

Table 1.15	Life of Mine Sustaining Capital Cost Summary	28

Table 1.16	Closure Cost Summary	28

Table 1.17	Direct Site Operating Cost Summary	29

Table 1.18	Economic Model General Parameters	29

Table 1.19	Key Economic Metrics	30

Table 1.20	Forecast Annual Cash Flows	31

Table 1.21	Key Project Schedule Milestones	33

Table 2.1	Qualified Persons Responsible for the Preparation of this Technical Report	39

Table 2.2	Acronyms and Abbreviations Frequently Used	46

Table 3.1	Other Persons Who Have Assisted the Qualified Persons	52

Table 4.1	Hod Maden Project - License Details	54

Table 4.2	List of Forestry Permits	57

Table 4.3	Operating Licence Fee and Forestry Land Fees for 2020	57

Table 4.4	List of Permits Required	60

Table 4.5	Land Rental Agreement Summary	61

Table 4.6	Gold Royalty Rate According to Ore Type (under Turkish Mining Law)	62

Table 4.7	Copper Royalty Rate According to Ore Type (under Turkish Mining Law)	63

Table 5.1	Monthly Precipitation Totals from the Yukarımaden Station	66

Table 5.2	Monthly Temperatures at the Site in °C	67

Table 5.3	Mean Monthly Evaporation (mm)	68

Table 10.1	Drilling Statistics by Year	105

Table 11.1	Certified Reference Material Parameters	113

Table 11.2	Number of Field and Laboratory Duplicates	125

Table 12.1	Statistics for CRM Gold Assays	130

Table 12.2	Statistics for CRM Gold Assays	131

Table 12.3	Statistics for CRM Copper Assays	132

Artmin Madencilik San. ve Tic. A.Ş. Hod Maden Project Feasibility Study - Technical Report NI 43-101 Reference: 12569 2322527:P:bp Revision A	Page xlii

Table 12.4	Statistics for CRM Copper Assays	133

Table 12.5	Statistics for CRM Zinc Assays	134

Table 12.6	Statistics for CRM Zinc Assays	134

Table 13.1	Average Grade and Recoveries of the LCT Conducted at HMT	146

Table 13.2	Average Grade and Recoveries of the LCT Conducted at WAI	146

Table 13.3	The Samples Selected for the Ore Variability Flotation Tests	148

Table 13.4	Comminution Test Samples	149

Table 13.5	Comminution Test Results of the Variability Samples	13.5

Table 13.6	List of the Ore Samples Used for Locked Cycle Flotation Tests	162

Table 13.7	Mass Pull, Grade and Recoveries of the Copper Concentrate Produced from the LCT Tests	165

Table 13.8	Mass Pull, Grade and Recoveries of the Pyrite Concentrates Produced from the LCT Tests	166

Table 13.9	Complete Chemical Analysis of the Copper Concentrates Produced from the Ore Variability LTC Tests	167

Table 13.10	Complete Chemical Analysis of Pyrite Concentrates Produced from Ore Variability LCT Tests	168

Table 13.11	Head Assay of the MCS-RO Sample	169

Table 13.12	Summary of the LCT Test Performed on the MCS-RO Sample	169

Table 13.13	Complete Chemical Analysis of the Final Copper Concentrate Produced from LCT of MCS-RO Sample	170

Table 13.14	Head Assay of the MCS-PO Sample	171

Table 13.15	Summary of the LCT Test Performed on the MCS-PO Sample	172

Table 13.16	Pyrite Ore Variability Samples	173

Table 13.17	Summary of the LCT and Simulation Results of PO Variability Samples (Copper Concentrate)	174

Table 13.18	Summary of the LCT and Simulation Results of PO Variability Samples (Pyrite Concentrate)	174

Table 13.19	Complete Chemical Analysis of the Copper and Pyrite Concentrates Produced from the LCT Test of VAR-063 and VAR-065 PO Variability Samples	175

Table 13.20	Chemical Analysis of the Water Samples from the Tailing Streams and the Mine Site Water	176

Table 13.21	Results of the LCT Tests Conducted using the Mine Site Water and Perth Tap Water	177

Table 13.22	Grade and Recovery Values Over Life of Mine	179

Table 13.23	Lithological Distribution of the Regular Ore and Pyrite Ore Composite Samples	180

Table 13.24	Head Assays of the Regular Ore and Pyrite Ore Composite Samples Used to Test Influence of Lithological Distribution	181

Artmin Madencilik San. ve Tic. A.Ş. Hod Maden Project Feasibility Study - Technical Report NI 43-101 Reference: 12569 2322527:P:bp Revision A	Page xliii

Table 13.25	Mass Pull, Grade and Recovery of the Copper Concentrates Produced From The Regular Ore Samples	181

Table 13.26	Mass Pull, Grade and Recovery of the Copper and Pyrite Concentrates Produced from the Pyrite Ore Samples	182

Table 14.1	Drillhole Database Files	189

Table 14.2	Drilling Summary Statistics	189

Table 14.3	Lithology Zones for Sample and Model Coding	190

Table 14.4	Alteration Zones for Model Coding	191

Table 14.5	Weathering Zones for Sample and Model Coding	192

Table 14.6	Mineralisation Zones for Sample and Model Coding	193

Table 14.7	Gold-Defined Subzones within the Chlorite Andesite Breccia (CAB1) Mineralisation	194

Table 14.8	Drillhole Exclusions Prior to Sample Coding (Abandoned Holes)	201

Table 14.9	Domain Coding Fields and Method of Application	202

Table 14.10	Default Values for Unsampled Intervals	202

Table 14.11	Distributions of Sample Lengths (m) by MINZONEs	204

Table 14.12	Major Grade Composite Statistics by Mineralisation Zones	206

Table 14.13	Variogram Parameters	217

Table 14.14	High Grade Caps by Domain	219

Table 14.15	Bulk Density (t/m3) Statistics by Zone	220

Table 14.16	Volume Model Prototype	220

Table 14.17	Domain Estimation Methods	222

Table 14.18	Estimation Model Prototype	223

Table 14.19	Search Parameters	225

Table 14.20	Post-Estimation Model Fields	226

Table 14.21	Resource Classification Model Codes	230

Table 14.22	Metal Prices used in the Copper and Gold Zone NSR Calculations	232

Table 14.23	Hod Maden Mineral Resource	232

Table 14.24	Mineral Resource Estimates by Domain: Gold/Copper Zones: USD63 NSR Cut-off	233

Table 14.25	Mineral Resources: Zinc Zones: 4.16% Zn Cut-off (PFS)	234

Table 15.1	NSR Parameters	240

Table 15.2	Cut-off Values Based on PFS Costs - Used for FS Mineral Reserve Estimation	241

Table 15.3	Cut-off Values Based on FS Costs	243

Table 15.4	Hod Maden Stope Optimiser Settings	244

Table 15.5	Hod Maden - Mining Recovery and Dilution Factors by Mining Method	246

Table 15.6	Mineral Reserve Estimate	246

Table 15.7	Conversion of Mineral Resource to Mineral Reserve	247

Table 16.1	Recharge Applied to the Numerical Model (SRK, 2020)	259

Artmin Madencilik San. ve Tic. A.Ş. Hod Maden Project Feasibility Study - Technical Report NI 43-101 Reference: 12569 2322527:P:bp Revision A	Page xliv

Table 16.2	Construction Details of Simulated Dewatering Wells (SRK, 2020)	262

Table 16.3	Intact Rock Properties and Laboratory Test Results (UCS with Elastic Constants)	269

Table 16.4	Estimated Development Ground Support Requirements - Lower Mine	273

Table 16.5	Rock mass classification based on the Q’	276

Table 16.6	Stope Stability Assessment Results	279

Table 16.7	Hod Maden - Mining Recovery and Dilution Factors by Mining Method	286

Table 16.8	Cut-off Values Based on PFS Costs - Used for FS Mineral Reserve Estimation	287

Table 16.9	Hod Maden Upper Mine Lateral Development Quantities	293

Table 16.10	Hod Maden Lower Mine Lateral Development Quantities	295

Table 16.11	Hod Maden Vertical Development Types and Profiles	296

Table 16.12	Total Airflow Requirements - Upper Mine - Each Shaft	305

Table 16.13	Total Airflow Requirements - Lower Mine	306

Table 16.14	Primary Fan Specifications	308

Table 16.15	Upper Mine Peak Scheduled Advance Rates	308

Table 16.16	Life of Mine Vertical & Lateral Development Schedule - Upper Mine	309

Table 16.17	Lower Mine Lateral Development Peak Scheduled Advance Rates	310

Table 16.18	Lower Mine Vertical Development Peak Scheduled Advance Rates	310

Table 16.19	Lower Mine Development Resource Assignments	311

Table 16.20	Life of Mine Lateral Development Schedule - Lower Mine	312

Table 16.21	Life of Mine Vertical Development Schedule - Lower Mine	313

Table 16.22	Production Schedule Assumptions	315

Table 16.23	Production Resource Assignments	315

Table 16.24	Hod Maden LOM Production Physicals	316

Table 16.25	Hod Maden Process Schedule	318

Table 16.26	Hod Maden Concentrate Production and Metal Recoveries	319

Table 16.27	UCS Results for CAF	323

Table 16.28	UCS Results for Various Binder Contents and Cure Times - PF with CUF Tailings	326

Table 16.29	PF Design Strengths for Vertical Exposures - 30 m Wide Stopes	326

Table 16.30	Life of Mine Equipment Fleet - Upper Mine	329

Table 16.31	Mobile Equipment Fleet Availability and Utilisation - Lower Mine	330

Table 17.1	Key Production Criteria	349

Table 18.1	Process Production Building List	371

Table 19.1	Expected Copper Concentrate Specifications	388

Table 19.2	Expected Pyrite Concentrate Specifications	389

Table 19.3	Payability and TCRCs for Hod Maden Copper Concentrate	391

Table 20.1	Permit Protocol Changes Since PFS	395

Table 20.2	Post PFS Baseline Field Studies	398

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Table 20.3	National & International Quality Standards Regulations on Surface Water, Groundwater & Drinking Water	419

Table 20.4	Noise Quality Measurement Standards	423

Table 20.5	Partial Distribution of Agricultural Activities in Artvin Province and Central District	432

Table 21.1	Project Capital Cost Summary	448

Table 21.2	Quantity Basis	449

Table 21.3	Pricing Basis	449

Table 21.4	Exchange Rates	449

Table 21.5	Mining Capital Cost Estimate	451

Table 21.6	Project Infrastructure Cost Summary	451

Table 21.7	Processing Plant Cost Summary	452

Table 21.8	Project Indirect Cost Summary	452

Table 21.9	Owner’s Cost Summary	453

Table 21.10	Life of Mine Sustaining Capital Cost Estimate	453

Table 21.11	Closure Cost Summary	454

Table 21.12	Project Annualised Sustaining Capital Costs	462

Table 21.13	Direct Site Operating Cost Sumary	464

Table 21.14	LOM Mining Operating Cost Breakdown	465

Table 21.15	Processing, General and Administration Operating Cost Breakdown - LOM Average	466

Table 21.16	Process Plant Labour Cost Summary	467

Table 21.17	Process Plant Power Estimate - LOM Average	469

Table 21.18	Key Process Plant Reagent and Consumable Costs	470

Table 21.19	Process Plant Maintenance Estimate - LOM Average	470

Table 22.1	Key Economic Metrics	474

Table 22.2	Smelting TC/RC	480

Table 22.3	Metallurgical Recoveries	481

Table 22.4	Concentrate Quality Assumptions	482

Table 22.5	Smelting Payable Metal	482

Table 22.6	Comparison of Applicable Royalty Deductions	484

Table 22.7	Application of VAT to Capital and Operating Costs	485

Table 22.8	Initial Capital Costs Summary	486

Table 22.9	Pre-Production Capital Costs Summary	486

Table 22.10	Capitalised Pre-Production Operating Costs	487

Table 22.11	Turkish Depreciation Categories	487

Table 22.12	Total Operating Cost Summary - Gold Basis (Copper By-Product)	489

Table 22.13	Total Operating Cost Summary - Co-Product Basis	490

Table 22.14	Project Cash Flows	492

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Table 24.1	Key Milestones for Project Implementation	503

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SUMMARY

1.	SUMMARY

1.1	Introduction

This Technical Report has been prepared for Sandstorm Gold Ltd (Sandstorm) in the fouth quarter of 2021 by GR Engineering Services in conjunction with various consultants, listed in Table 1.1 and further outlined in Table 2.1. This Technical Report documents the results of the investigations completed for the feasibility study for the Hod Maden Project (Project or “Relevant Asset”), located near Yukarımaden (Merkez District), in the Artvin province of Turkey, Asia, which have been managed by Artmin Madencilik (Artmin). Artmin is a partnership between Lidya Madencilik (70%; a wholly owned subsidiary of Çalık Holding) and Sandstorm (30%). The Project was previously the subject of an NI 43-101 Technical Report, Prefeasibility Study, dated 31 May 2018 (by AMC Consultants Pty Ltd).

This Technical Report has been prepared in compliance with the disclosure and reporting requirements set forth in the Canadian Securities Administrators National Instrument 43-101 (NI 43-101), Companion Policy 43-101CP, and Form 43-101F1.

Artmin commissioned GR Engineering Services Limited (GRES), AMC Consultants Pty Ltd (AMC), Hacettepe Mineral Teknolojileri Ltd Şti (HMT), Golder Associates Inc. (GAI), NewPro Consulting & Engineering Services Pty Ltd (NewPro), INR Mühendislik Müşavirlik A. Ş. (INR), and SRK Consulting (U.S.) Inc. (SRK) (the Consultants) to prepare this Report. In summary, the Consultants prepared the following aspects of this Report.

Consultant	Description

GR Engineering Services Limited (GRES)	Property description, climate, accessibility history, process design, infrastructure, cost estimates, economic assessment, and compilation of this Report.

AMC Consultants Pty Ltd (AMC)

Mineralization and geology, deposit types, sampling methods, adjacent properties, mining geotechnical and mining components (lower mine - longhole stoping mining method) of the study and sections of this Report.

Hacettepe Mineral Teknolojileri Ltd Şti (HMT)	Sample selection and metallurgical test work management; test work interpretation.

Golder Associates Inc. (GAI)	Tailings storage facility design and relevant sections of this report.

SRK Consulting (U.S.) Inc. (SRK)	Hydrology, hydrogeology and geochemistry components of the study

INR Mühendislik Müşavirlik A. Ş. (INR)	Waste Dump design, surface water management, site roads design, site tunnel design and relevant sections of this report

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Consultant	Description

NewPro Consulting & Engineering Services Pty Ltd (NewPro)	Environmental studies, permitting and community impact components, and relevant sections of this report.

Table 1.1        Consultants Used for Preparation of Report

1.2	Property Description and Location

1.2.1	Location and Tenure

The Hod Maden Project site is situated within the Eastern Pontides tectonic belt, which coincides with the 500 km long, and 50 km to 75 km wide mountain chain extending along the southeastern Black Sea coastline. The north-south striking Hod Maden deposit is transected by the (locally) east-west trending Maden Creek Valley, with the valley populated by scattered neighbourhoods of residential dwellings. The village of Yukarimaden sits in close proximity to the deposit, while the village of Aşağımaden sits approximately 2 km downstream.

The Project site is accessible from Artvin city (20 km radially, one hour by road) or from Erzurum city (130 km radially, 2.5 hours by road via Yusufeli). The highways from Artvin or Erzurum are asphalt to the main road junction along the reservoir on the Çoruh River. The road leading away from the reservoir to the working area and nearby Yukarimaden village is partly asphalt and will require major upgrade works to make it suitable for mining operations traffic. Erzurum is the nearest city with an international and significant domestic airport (the alternative is Trabzon).

Figure 1.1    Location and Access Map

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The site is well positioned to access infrastructure. Yukarimaden village lies within the property and has limited power, running water, and sewage treatment facilities. Two high tension power lines (154 kV and 380 kV) stretch across hilltops above the Project area.

Two concentrate handling facilities and ports are situated on the Black Sea coast near the Project. The closest is Hopa, approximately 120 km by road from Yukarimaden. Hopa was built to handle copper concentrate from the nearby Murgul mine. The second is Rize, which handles concentrate from the Cayeli mine, approximately 200 km from the Project area.

The Hod Maden Property consists of Turkish operating licence 87288 comprising a total land area of 3,511.71 hectares. The licences are 100% owned by Artmin.

No.	City	Town	License No.	ER No.	Sheet No.	Area (ha)	License Date	Due Date

1	ARTVİN	MERKEZ	87288	3389160	G47 b2,b1 F47 c3, c4,	3.511,71	04.02.2013	06.02.2023

Table 1.2         Hod Maden Project - License Details

The tenements are covered by Forestry lands and numerous small freeholdings (private lands). Access to the Forestry land will be received via a Forestry Permit which will be lodged imminently. A positive decision has been made in terms of the Environmental Impact Assessment (17 November 2021). Artmin is in the process of acquiring the private lands via private sale or expropriation process. Currently 77% of the required land has been purchased by Artmin. The expropriation process was approved and commenced by The General Directorate of Mining and Petroleum Affairs (the Mining Directorate) on March 18, 2020.

The landscape and geomorphology of the Project area are quite extreme, characterized by steep sided valleys. Elevation varies between 800 m and 1,600 m above sea level (m ASL). Small holding market gardens, orchards or hobby farms are located at the base of the valleys, although many are fallow. At higher elevations there is also some freehold land that is used for hay making, although most of it is barren rock, meadows and forest (of varying quality, much of it poor).

The area enjoys variable climate due to the changes in elevation, but in general the site has a mild oceanic climate, with rainfall all year round, warm summers and cool winters. Snowfall is not uncommon, but at lower elevations it is normally very light and not certain every year. Vegetation is quite prolific, particularly in the arable areas (soils are quite thin up-slope).

1.2.2	Regulation, Fees and Duties

The Ministry of Energy and Natural Resources (MENR) is the ministry responsible for overseeing the mining industry. The General Directorate of Mining and Petroleum Affairs (the Mining Directorate), a department of MENR, grants licences and regulates mining activity.

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Obtaining approval to proceed with the Project however required a positive decision from the Ministry of Environment, Urbanisation and Climate Change in regards to an Environmental Impact Assessment (EIA). This approval was gained from the Ministry on the 17 November, 2021. There are a number of other permits that will need to be obtained following this decision (and technically can only be issued after the EIA is approved), however these permits should follow readily as most of the government departments that issue these permits participated on the Technical Review Committee that formulated the required commitments from Artmin as a basis of approval of the EIA.

Mining activities and related liabilities in Turkey are regulated by the Mining Law No 3213 dated 15 June 1985 (amended in 2004 by Law 5177, 2010 by Law 5995, 2015 by Law 6592; 2017 by Law 7020, 2017 by Law 7061, 2018 by Law 7103 and 2019 by Law 7164) (the Mining Law), together with the Mining Regulation dated 21 September 2017 (the Mining Regulation) and the Mining Waste Directive dated 15 July 2015.

Under Turkish Mining Law Provisions, an exploration licence (enables holder to carry out exploration activities in a specific area), an operating licence (enables holder to carry out operational activities), and an operating permit (enables holder to operate a mine) are required to be taken to perform mining activities. Hod Maden operating licence was granted on February 4, 2013 by Mining Directorate.

Licences are subject to an application fee, and an annual licence fee as per amendments in 2019 by Law 7164 (70% is from licence value and 30% is from environment-friendly guarantee) to be determined under Mining Law.

The Mining Regulation also introduced the concept of an “environment-friendly guarantee”, which is an annual guarantee payment which becomes payable when the operating licence is issued. It is understood that 30% of the licence value (environment-friendly guarantee) will be returned at closure, which in practice will partially reimburse the cost of closure.

Current licence fees (sunk costs) are depicted in Table 1.3. These licences enable Artmin to undertake the following activities within the leases on Forestry lands. Activities on private lands require the consent of the owners.

Payments (2020)	Operating Licence (87288)

Licence Value (ACCORDING TO MINING LAW)	179,135.00 TL

Forestry Land Permit Fee (52 drill sites)	62,995.64 TL

Forestry Land Permit Fee (30 drill sites)	64,106.52 TL

Forestry Land Permit Fee (30 drill sites)	81,286.93 TL

Forestry Land Permit Fee (Road)	12,187.19 TL

Forestry Land Permit Fee (28 drill sites)	77,075.47 TL

Forestry Land Permit Fee (61 drill sites)	261,384.40 TL

Forestry Land Permit Fee (30 drill sites)	33,514.41 TL

Note:             Fees are in Turkish lira.

Table 1.3        Operating Licence Fee and Forestry Land Fees for 2020

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SUMMARY

1.2.3	Financial Agreements

There are currently no significant financial arrangements with third party stakeholders for the Project, such as off-take agreements, shipping and port handling agreements, land holder agreements or access agreements. There are rental agreements in place (as summarised in Table 4.4) to utilise the exploration office, accommodation camp and core yard land.

Royalties are payable to the state in Turkey on the principle of the value of the commodity at the underground mine portal. Prior to April 2020, the overall royalty rate for a polymetallic mine in Turkey was the rate derived from the value of the mineral forming the greatest proportion of gross revenue from payable metals in a given period. However, in April 2020 the regime changed to one where applicable royalty rates were applied separately by commodity and the rates for each commodity in a given period depend on the price of that commodity. The royalty base for each metal is calculated pro-rata to the gross revenue from payable metal proportions. This means that, if gold is 80% of gross revenue, it will also attract 80% of common deductible costs in its royalty base.

Royalty rates to the state are on a sliding scale dependent on the mineral’s selling price and range from 1.25% to 18.75% for gold and from 1% to 15% for copper.

The Sandstorm Royalty is effectively a 2.0% NSR (Net Smelter Return) royalty. The royalty base is calculated by subtracting smelter costs (treatment costs/refining costs), freight and transport from site to smelter and the state royalty from the gross revenue from payable metals. The Sandstorm Royalty is 2% of this royalty base.

1.3	Project History

Mining at Hod Maden may pre-date the rise of the Ottoman Empire (14th Century) and the keeping of historical records. The presence of slag overburden in holes HTD-04 and HTD-05 suggests pre-Russian mining (Hot) at Hod Maden. The tailings from Russian processing facilities are in the southern part of the Project area. In 1886 the Hod property was in the territory of Russia during occupation and the operation of Hot Mines was given to Mr. Simonides by the Russian government. Hot Mines, which are mostly in the southern part of the current concessions, were exploited by this group from 1888 to 1904. The mining operation was closed sometime between 1904 and 1911. In 1913, the mine was acquired by the Russian Hot Company. Exploration, including drilling was carried out by this company, however, the results are not available. The Company’s activities ended in 1923 when the Russians were expelled and the region returned to Turkey. The mine site was acquired by the Mineral Research & Exploration General Directorate (MTA) in 1942. During 1942 and 1943, limited geophysical field measurements, re-opening of the underground workings and sampling were carried by MTA in the southern historic mining area.

The tenements were acquired by Anglo-Tur (a subsidiary of Anglo American Corporation Inc.) in circa 1991. In 2006 Teck Cominco (Teck) acquired concessions at auction, centered on the Russian workings area and they staked two adjacent exploration concessions. That initial concession covered the historical Russian workings, and extended far enough north that it included what became the new ‘Main

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Zone’ - Hod Maden discovery. In July 2011, the Turkish government announced plans to auction a number of mining licences, commencing January 9, 2012 and finishing May 24, 2015. AMG Mineral Madencilik AS (AMG) successfully bid on Hot North, Ulutas, and Halilağa East properties via an auction held January 31, 2012. AMG’s parent company, Aegean Metals Group Inc. (“AGN” or “Aegean”), acquired a 100% interest in Teck’s three concessions at Hod Maden. Teck retained a 2% Net Smelter Return (NSR) on the concessions.

AMG entered into an option agreement with private Turkish company Lidya in June of 2014. Under the terms of the agreement, Lidya has earned a 70% interest in Hod Maden property through exploration expenditures and cash payments. Mariana Resources Limited (MARL) acquired AGN in January 2015. Artmin Madencilik, as a jointly owned company, was formed in January, 2016, upon the signing of the Shareholder Agreement between MARL and Lidya. Lidya and MARL held 70% and 30% interests, respectively, in Artmin Madencilik. In January 2016, Sandstorm acquired the 2% NSR from Teck. In July 2017, Sandstorm acquired MARL and its 30% interest in the Hod Maden Project. In June 2018, Sandstorm filed the Pre-Feasibility Study (PFS) NI 43-101, outlining a 13-year underground mining operation.

During the execution of the PFS, Artmin decided to change the name of the Project from “Hot Maden” to “Hod Maden”, in order to reflect the true historical name of the area, rather than that used by the previous owners. As such, and particularly with reference to older documents, the nouns “Hod” and “Hot” should be considered interchangeable.

1.4	Geology and Mineralisation

Turkey is located in the Alpine Orogenic Belt between the Eurasian Plate to the north, and Arabian and African Plates to the south. Four main east-west trending tectonic belts extend across the country from north to south. The tectonic belts are the Pontides, Anatolides, Taurides and Border Folds, all of which are products of continuing continental collision, subduction and sedimentation during the Mesozoic era. The Property is situated within the Eastern Pontides tectonic belt, extending along the south-eastern Black Sea coastline of Turkey. The Hod Maden deposit lies on the eastern margin of an extensive domain of Cretaceous age arc-related volcanic stratigraphy, which to the northwest hosts several volcanogenic massive sulfide type deposits (VMS), such as Cayeli. Hod Maden is structurally complex. An array of faults including both low-angle and steeply dipping structures have been identified. Some faults control distribution of mineralization and broader hydrothermal alteration.

Gold-copper mineralization is broadly associated with a locally argillic/phyllic hydrothermal alteration corridor which incorporates the sub-vertical, north-northeast “Hod Maden Fault Zone”. Mineralization occurs in andesitic breccias and dacitic tuffaceous sediments as quartz-sulfide (pyrite-chalcopyrite)± hematite/jasper breccias and locally massive sulfides, pyrite-chalcopyrite. Zinc and lead minerals occur as separate concentrations trending parallel and offset from the main gold and copper sulfide bodies.

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Geological data indicates that mineralization is most likely a polymetallic sub-volcanic hydrothermal deposit, with the key mineralization formed between the epithermal and porphyry zones. This is similar to a high-sulfidation epithermal rather than a VMS deposit like the nearby Cayeli.

1.5	Exploration and Drilling

Geophysical exploration commenced in the early 1970’s with induced polarization and electromagnetic surveys undertaken by MTA, which, in 1974, led to the drilling of three holes into the highly prospective southern part of the property. Drilling prior to 2014 has not been used in the Mineral Resource estimation; however it has been used to inform the wider geological picture.

Detailed surface mapping and sampling at 1:25,000 scale was completed in 2013, over an area of four square kilometers covering the south and central mineralized hydrothermally altered zone. From this work the genetic model of mineralization progressed from VMS-like to epithermal-like.

In 2014 a soil geochemistry survey, with a focus was on the central zone, was completed. This included a number of rock samples.

In 2015 a gravity survey was undertaken to define the buried mineralization border. Identified anomalies do not correlate well with the intersected mineralization.

Between 2014 and 2019, a total of 219 holes, either PQ or HQ, were drilled into the Hod Maden deposit. Fifteen of these holes were twin holes drilled due to a problem with core recovery. The drill spacing through the central areas is on an approximate 25 m x 25 m grid, and most holes dip approximately 60°, either to the west or east.

Detailed geological logging was completed on site and half core was sent for analysis at one of two laboratories. A quality assurance/quality control (QAQC) program was implemented with the regular submission of certified reference material/standards, certified blanks, and field duplicates. The QAQC program results are good for all potentially economic elements being assayed.

Pulp duplicates were submitted to a second laboratory for gold analysis. The results of which indicate a good correlation between the original and the pulp duplicate.

1.6	Sampling, Analysis and Data Verification

Sample preparation was conducted according to a set of documented standard operating procedures, including photographing of drill core, logging, density measurements, and half core sampling of the entire drillhole. Routine security measures are undertaken throughout the sampling and shipping processes, applying to both site protocols and the secure transport of samples to off-site laboratories. Two certified laboratories, SGS and ALS Chemex both located in Ankara, have been used for both sample preparation and assaying.

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Since commencement of drilling in 2014 Lidya has implemented a quality assurance/quality control (QAQC) system incorporating certified standards, blanks, and field duplicate samples, which require:

◾	Certified reference materials (CRMs) to be inserted every 20 samples
◾	Pulp blanks of certified material to be inserted every 20 samples
◾	Field duplicates of quarter core to be inserted every 40 samples

All CRMs and blanks were obtained from independent third-party provider Geostats Pty Ltd. Field duplicate protocols require one quarter core to be submitted to the laboratory and another quarter to be retained for reference.

Monitoring of standards, blanks and laboratory duplicates has been undertaken by Lidya and previously MARL geologists. All blank values returned values <0.1 g/t Au. A small number of standards fell marginally outside the certified control limits, with the remaining standards in that batch passing. Most duplicate samples returned values within 10% of the original assay. Analysis of round-robin checks between certified laboratories indicated good correlations.

AMC geologists have conducted site inspections of field procedures and drill core on two occasions, reviewed data management systems, and have undertaken independent assessments of QAQC results. AMC concluded that, notwithstanding some minor concerns relating to the QAQC analyses, the Hod Maden assay data is suitable for Mineral Resource estimation and reporting.

1.7	Mineral Resources

Geological zones incorporated into the Mineral Resource model are based on lithological interpretations in the form of wireframes solids. Copper and gold mineralization has been interpreted as wireframes solids within the Main (northern) zone as groupings of chlorite andesite breccia, massive (+enriched) pyrite, and a contact enveloping shell, and within the South dacite-hosted zone as a series of loosely-defined subzones. In addition, a number of zinc-defined mineralization zones have been defined adjacent to and sub-parallel to the North Zone.

Gold, copper and zinc grades for individual zones, along with a series of minor elements, have been estimated either by ordinary kriging or inverse distance squared weighting. Densities have been assigned as averages according to mineralized zones.

The Hod Maden Mineral Resource is reported in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects and CIM Definition Standards for Mineral Resources and Mineral Reserves (2014). The Mineral Resource estimates for the gold and copper zones, as at 27 July 2019, and reported above an NSR cut-off of USD63/t, are presented in Table 1.4.

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Copper and Gold Zones

Category	Tonnes kt	Au (g/t)	Cu (%)	AuEq (g/t)	Au (koz)	Cu (Mlb)

Measured	2,461	20.7	2.3	24.3	1,634	124

Indicated	5,683	6.2	1.7	8.8	1,133	206

Meas.+Indic.	8,143	10.6	1.8	13.5	2,768	330

Inferred	1,342	5.4	0.7	6.5	232	21

Notes:  (Table 14.23, Table 14.24, Table 14.25)

◾	CIM definitions were followed for Mineral Resources.
◾	Mineral Resources are inclusive of Mineral Reserves.
◾	Effective Date of Mineral Resource is 27 July 2019.
◾	Mineral Resources are estimated at NSR cut-offs of USD63/t for gold/copper zones.
◾	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
◾	Totals may not match due to rounding
◾	Metal prices used as input into the NSR cut-off calculation are USD1,300/oz for gold, and USD6,614/tonne for copper.

Table 1.4    Hod Maden Copper and Gold Zones Estimated Mineral Resources Estimate as at 27 July 2019

AMC is not aware of any known environmental, permitting, legal, title, taxation, socioeconomic, marketing, political, or other similar factors that could materially affect the stated Mineral Resource estimates.

1.8	Mining Outcomes

1.8.1	Mineral Reserves

Mr. Simon Kusabs of AMC Consultants Pty Ltd is acting as the Qualified Person for reporting of the Mineral Reserve estimates. The Mineral Reserve is reported in accordance with Canadian National Instrument 43-101 (NI 43-101) Standards of Disclosure for Mineral Projects and CIM Definition Standards for Mineral Resources and Mineral Reserves (2014). The Mineral Reserve estimate is shown in Table 1.5.

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Classification	Tonnes (kt)	Au (g/t)	Cu (%)	AuEq (g/t)	Au (koz)	Cu (Mlb)

Proven	1,899	16.7	1.7	19.4	1,021	71

Probable	6,798	6.5	1.4	8.8	1,431	216

Total	8,696	8.8	1.5	11.1	2,452	287

Notes:

◾	CIM Definitions Standards (2014) were used in the preparation of the Mineral Reserve estimates.
◾	The Mineral Reserve is estimated using metal prices of USD1,300 per oz Au and USD3.00 per lb Cu.
◾	Effective Date of Mineral Reserve is 31 July 2020.
◾	Errors in the totals are due to rounding.
◾	Mineral Reserves are reported on the basis of mined ore to be delivered to the plant as mill feed.
◾	The estimation was carried out using a breakeven cut-off value of USD82/t and incremental cut-of values of USD63/t for stopes and USD40/t for development.
◾	The average mining recovery and dilution factors applied were 94% and 10% respectively.
◾	Process recovery and payable factors averaged 85% and 98% respectively for gold and 93% and 95% respectively for copper.
◾	Probable Reserve gold grade is higher than the indicated resource grade due to the inclusion of measured resource from the modified DAF mining area above the 783 elevation.
◾	Calculation of the gold equivalent grade (AuEq) is by the following formula: AuEq = [(Au Ounces + (Cu Pounds x 3/1,300)) x 31.10348]/Tonnes

Table 1.5      Mineral Reserve Estimate

Mineral Reserves are defined within an underground mine plan generated considering diluted Measured and Indicated Mineral Resources.

Mineral Resources were converted to Mineral Reserves recognizing the level of confidence in the Mineral Resource estimate and reflecting modifying factors, and after consideration of all mining, metallurgical, social, environmental, statutory and economic aspects of the Project.

The Mineral Reserve is that part of the Mineral Resource that can be economically mined by underground mining methods. The conversion of Measured and Indicated Mineral Resources to Proven and Probable Mineral Reserve is shown for the entire mine in Table 1.6. Proven Mineral Reserve was derived from the Measured Mineral Resource and some measured blocks below USD63 per tonne NSR value included within the stope or development shape. Probable Mineral Reserve was derived from both the Measured and Indicated Mineral Resource and some measured and indicated blocks below USD63 per tonne NSR value included within the stope or development shape.

The measured resource within the drift and fill (DAF) development shapes above 783mRL elevation was downgraded to Probable Reserve due to the greater uncertainty with regard to the modified DAF mining method.

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Classification	Tonnes (kt)	Au (g/t)	Cu (%)	Au (koz)	Cu (Mlb)

Mineral Resource (NSR Cut off Value of USD63/t)

Measured + Indicated	8,144	10.6	1.8	2,769	330

Measured	2,461	20.7	2.3	1,635	124

Indicated	5,683	6.2	1.6	1,134	206

Mineral Reserve

Proven + Probable	8,696	8.8	1.5	2,452	287

Proven	1,899	16.7	1.7	1,021	71

Probable	6,798	6.5	1.4	1,431	216

Conversion (tonnes and metal content)

All	107%	83%	83%	89%	87%

Measured/Proven	77%	81%	74%	62%	57%

#Indicated/Probable	120%	105%	87%	126%	105%

#Measured Mineral Resource was converted to Probable Reserve within the civil DAF mining zone due to greater uncertainty associated with the mining method.

Table 1.6        Conversion of Mineral Resource to Mineral Reserve

The Mineral Reserve was estimated using NSR cut-off values. The key inputs used in calculating the NSR are listed in Table 1.7.

Parameters	Unit	Value

Economic

Gold Price	USD/oz	1,300*

Copper Price	USD/lb	3.00

Gold Royalty	%	4.6

Copper Royalty	%	4.6

Copper Concentrate (CuCon)

Treatment Cost	USD/dt	100

Transport Cost	USD/dt	117

Gold Payable	%	98%

Gold Refining	USD/oz	6.50

Copper Payable	%	95%

Copper Refining	USD/lb	0.09

Pyrite Concentrate (PyCon)

Treatment Cost	USD/dt	125

Transport Cost	USD/dt	90

Gold Payable	%	Variable with Max 98%

Gold Refining	USD/oz	8.00

Process Recoveries - based on Grade Recovery Equations - variable over LOM

Process Recovery - Gold - Average LOM (CuCon)%		77

Process Recovery - Copper - Average LOM	%	93

Process Recovery - Gold - Average LOM (PyCon)%		9

*Gold Price used in financials was just below USD1600/oz based on more recent consensus forecasts.

Table 1.7    NSR Input Parameters

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SUMMARY

1.8.2	Geotechical

Two main geotechnical drilling programs were conducted for the Hod Maden deposit. The first, completed in 2017, comprises 11 deep drill holes (~500 m from surface), mainly within the Main Zone deposit. A second drilling campaign was completed in September 2019 and included 21 geotechnical holes, targeting the shallower part of the deposit (~200 m from surface) generally characterized by poor ground conditions. Two additional drill holes were also completed near the proposed portal area, with one of them along the expected decline access trace.

Rock property testing was conducted for the major rock types at Hod Maden. A total of 250 uniaxial compressive strength (UCS) tests, including measurement of elastic constants, were conducted for the Project. An additional 89 indirect tensile strength (ITS) and 300 triaxial (TXT) tests were also performed.

A preliminary assessment was conducted grouping the results by major rock type. However, it was found that argillic alteration causes a major reduction in rock strength. This type of alteration can be correlated with the presence of NNE-SSW trending steep dipping large-scale structures.

A range of laboratory tests were conducted to characterize the overburden. The unit is comprised of alluvial material, with a thickness that, in the valley area, is approximately 20 m. A total of 31 samples were collected and consolidated undrained triaxial (CU), particle size distribution (PSD) and Atterberg limit tests were conducted. The results indicate that the overburden is predominantly composed of clayey sand, with the fine-grained fraction classified as low plasticity clay.

Stress measurements are not available for Hod Maden. Given the mountainous terrain in which the deposit is located and the relative shallow depth of the mine (maximum 500 m), high stress conditions are not expected. For the current analysis, the major principal stress was assumed to be horizontal and perpendicular to the orebody and 1.5 times the overburden.

Construction in the upper mine will apply civil engineering techniques such as the Sequential Excavation Method (SEM) to advance drifts. Soft ground tunnelling methods such as SEM utilise sprayed concrete lining in conjunction with pre-support spiles (in soil or very poor quality rock conditions).

Mine lateral development in the lower mine will be supported with fully encapsulated solid bar bolts in longer term development and friction bolts in shorter term development. All development will have fibrecrete applied for surface support. Intersections and stope drill drives will be cable bolted.

A stope stability assessment was undertaken using the stability graph method to derive stope design parameters for longhole stoping in the lower mine. This was originally developed in Canada (Mathews et. al., 1981 and Potvin, 1988) to derive preliminary stope design parameters from rock mass classification data. The stable dimensions presented in Table 1.8 refer to maximum practical mining dimensions. Two cases are presented for the backs, which will in most cases be to be supported with cable bolts to increase the stable dimensions.

Artmin Madencilik San. ve Tic. A.Ş. Hod Maden Project Feasibility Study - Technical Report NI 43-101 Reference: 12569 2322527:P:bp Revision A	Page 12

SUMMARY

Stope Wall	Stable HR (m)	Practical Stable Dimensions (m)

Hangingwall (unsupported)	5.6	15 x 25

Footwall (unsupported)	5.2	15 x 25

Backs (unsupported)	5.2	30 x 15

Backs (supported)	10.1	50 x 15

Side walls (unsupported)	6.9	30 x 25

Table 1.8    Stope Stability Assessment Results

Numerical modelling was completed for DAF (upper mine) alone, long hole stoping (lower mine) alone and for the combined mine plan sequence. Numerical modelling was undertaken to assess the following:

◾	Surface subsidence and potential disturbance of the mosque/burial ground related to mining operations;
◾	Possible damage/unravelling within the footwall and hangingwall of the LHS as the mining sequence progresses;
◾	Geotechnical issues related to mining sequence (e.g. sill pillar stability, stress damage).

The model indicated that there is potential for moderate damage to structures directly above the underground mine. The mosque, which is in this area, may require some remedial works during and after underground mining.

For the LHS zone the model indicated that there could be some potential damage and unravelling within the hangingwall along the fault which could result in increased dilution. However, it is expected that areas of damage will be localized. The numerical analysis showed that no significant damage will occur during the extraction of the sill pillars.

1.8.3	Underground Mining

The Hod Maden deposit will be mined entirely utilizing underground mining techniques to minimise disturbance on the surface where a mosque and burial ground are located directly above the deposit. The deposit consists of a main and southern area however very little economic mineralisation is currently modelled in the south area.

The underground mine will be divided into two distinct mining zones with a modified DAF underground mining technique applied to the Poor Ground Zone (PGZ) above 780mRL (Upper Mine) and long hole stoping (LHS) applied to the more competent ground conditions below 780mRL (Lower Mine). The bulk of the mineralisation is located below 780mRL however gold and copper grades are highest above 780mRL and reduce with deposit depth.

The lower mine will be accessed through a single portal north of the deposit with secondary egress, fresh air intake and primary exhaust through vertical shaft development. The upper mine will be accessed through two shafts located north and south of the mineralisation.

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SUMMARY

The main area extends 450 m vertically from surface over a strike distance of approximately 300 m. For the lower mine, level spacing will be 25 m and for the upper mine, DAF levels will be extracted primarily in 3 m high increments.

The lower mine will use electric-hydraulic jumbos for excavation and ground support with diesel powered LHD loaders and articulated dump trucks for material handling. Ground support will use fibrecrete extensively. Stopes will be drilled using electric-hydraulic top hammer long hole drills.

The upper mine will utilise excavators and rotary cutters for excavation and frontend loaders, bobcats, LHD’s and shaft gantry cranes for material handling. Fibre reinforced sprayed concrete will be used extensively for primary support of tunnels.

For the lower mine, ore will be trucked to the surface run-of-mine (ROM) pad located approximately 500 m from the portal in the Maden Valley. Waste will be trucked to a temporary waste dump near the portal from where it will be rehandled to a permanent waste dump through an access tunnel to the Saliçor Valley. For the upper mine, ore and waste will be hoisted to the surface via each of the shafts and then rehandled to the ROM pad or temporary waste dump.

From the commencement of portal construction, the mine has an expected life of 15 years, of which there will be 13 years of processing the 8.7 Mt Mineral Reserve.

Figure 1.2 is a longitudinal section of the underground mine showing the development and stope design from the Study.

Figure 1.2      Hod Maden Underground Mine Design - Longitudinal View Looking East

Artmin Madencilik San. ve Tic. A.Ş. Hod Maden Project Feasibility Study - Technical Report NI 43-101 Reference: 12569 2322527:P:bp Revision A	Page 14

SUMMARY

1.8.4	Mining Schedule

Aside from a small amount of ore from development in Year -2, ore production commences during Year -1 with target production of close to 0.8 Mtpa projected to start during Year 3 and be maintained for eight years. A total of 8.7 Mt of ore with an average grade of 1.5% Cu and 8.8 g/t Au is scheduled to be mined during the 15-year mine life.

During the mine life, a total of 1.6 Mt of waste is scheduled to be produced.

The overall 15 year mine operation consists of 2 years of pre-development (years -2 and -1) and 13 years of process plant operation and concentrate production.

Key schedule physicals are provided in Table 1.9.

Scheduled Physicals	Unit	Total

Drift and Fill Ore Tonnes	kt	1,391

Lateral Development Ore Tonnes	kt	564

Stope Ore Tonnes	kt	6,741

Mined Ore Tonnes	kt	8,696

Mined Grade - Gold	g/t	8.8

Mined Grade - Copper	%	1.5

Mined Metal - Gold	koz	2,452

Mined Metal - Copper	Mlb	287

Mined Waste Tonnes	kt	1,575

Total Tonnes Mined (Ore + Waste)	kt	10,272

Lateral Development Advance	m	25,918

Drift and Fill Advance	m	36,340

Production Drilling	km	908

Haulage	tkm ‘000	26,486

Table 1.9        Key Mining Schedule Physicals

Table 1.10 summarizes the annual LOM mine physicals.

Table 1.11 summarizes the annual LOM processing physicals.

Table 1.12 summarizes the annual LOM concentrate physicals.

Artmin Madencilik San. ve Tic. A.Ş. Hod Maden Project Feasibility Study - Technical Report NI 43-101 Reference: 12569 2322527:P:bp Revision A	Page 15

SUMMARY

Ore Production	Y-2	Y-1	Y1	Y2	Y3	Y4	Y5	Y6	Y7	Y8	Y9	Y10	Y11	Y12	Y13	Total

Ore production (kt)	1	92	459	535	793	806	806	804	785	742	743	740	624	465	301	8,696

Copper (%)	0.1	1.2	1.5	1.6	1.5	1.5	1.5	1.5	1.4	1.6	1.5	1.5	1.4	1.7	1.5	1.5

Gold (g/t)	2.5	7.7	13.7	12.7	8.5	7.2	6.1	6.3	5.2	7.8	8.6	9.1	10.0	15.2	12.1	8.8

Table 1.10 LOM Mine Production Schedule Physicals

Ore Processed	Y-2	Y-1	Y1	Y2	Y3	Y4	Y5	Y6	Y7	Y8	Y9	Y10	Y11	Y12	Y13	Total

Ore processed (kt)	-	-	449	560	800	800	802	800	800	787	722	720	599	480	378	8,696

Copper (%)	-	-	1.5	1.5	1.5	1.5	1.5	1.4	1.4	1.6	1.4	1.6	1.4	1.8	1.5	1.5

Gold (g/t)	-	-	12.6	13.0	8.7	7.5	6.4	5.9	5.3	7.7	8.3	9.5	9.6	13.9	13.4	8.8

Table 1.11 LOM Processing Schedule Physicals

Concentrate Production	Y-2	Y-1	Y1	Y2	Y3	Y4	Y5	Y6	Y7	Y8	Y9	Y10	Y11	Y12	Y13	Total

Cu Concentrate Mass (kt)	-	-	26	33	47	48	47	46	44	48	41	43	34	30	21	508

Cu Con. Copper (%)	-	-	24	23	23	23	24	23	23	25	24	24	23	26	25	24

Cu Con. Gold (g/t)	-	-	158	176	108	96	81	81	70	98	118	123	137	169	182	115

Cu Con. Copper (Mlb)	-	-	14	17	24	24	25	23	23	26	22	23	17	17	12	266

Cu Con. Gold (k.oz)	-	-	135	187	164	147	122	118	98	149	156	171	149	165	124	1,885

Py Concentrate Mass (kt)	-	-	31	23	41	35	47	32	41	41	27	39	20	54	33	461

Py Con. Gold (g/t)	-	-	17	15	15	15	13	13	13	14	13	15	14	15	11	14

Py Con. Gold (k.oz)	-	-	17	11	20	17	19	13	17	18	11	19	9	26	12	209

Table 1.12 LOM Concentrate Physicals

Artmin Madencilik San. ve Tic. A.Ş. Hod Maden Project Feasibility Study - Technical Report NI 43-101 Reference: 12569 2322527:P:bp Revision A	Page 16

SUMMARY

1.9	Mineral Processing and Metallurgical Test Work

The objectives of the metallurgical testing in the feasibility study phase were understanding the effects of ore variability on flotation performance, flowsheet optimization for maximizing gold recovery, derivation of grade vs recovery curves and conducting test work, such as thickening, filtration, Levin tests, Metso Jar tests, TML and Self-Heating capacity tests to derive design parameters for the process plant.

Five types of lithology (Andesite Breccia, Chlorite Andesite Breccia, Dacite Breccia, Gypsum Volcano Sedimentary and Massive Pyrite) were identified in Hod Maden ore deposit. A comprehensive ore variability test work program was conducted using 99 samples representing lithological and grade variations, and spatial distribution in the ore body.

Key outcomes of the test work program and subsequent metallurgical interpretation include:

◾

Chemical and mineralogical characteristics of the massive pyrite (MPY) lithology was different from the other lithologies. The sulfide sulfur (Ss) content was >15% and the gold was mostly in refractory form;

◾

The rock breakage parameter (A*b) of the ore types ranged between 33.4 to 98.1 and Bond Ball Work indices (BWi) ranged between 10.4 kWh/t and 20.6 kWh/t, indicating that the samples were in hard to medium hardness range according to the JKTech database. The softest samples were from MPY, and the hardest from Dacite Breccia lithology. Eightieth percentile of A*b and BWi were 45 and 16 kWh/t, respectively;

◾

The optimum flotation flowsheet and conditions developed during the Preliminary Feasibility Study (PFS) phase were applied to the ore variability samples. The flotation flowsheet is based on bulk sulfide mineral flotation (mill-float-mill-float mode of operation; mill to a P80 of 106 µm - bulk rougher float - mill to a P80 of 38 µm - bulk scavenger float), regrinding the bulk concentrate to a P80 of 30 µm at high pH and three stages of copper cleaner flotation to produce a +20% Cu copper concentrate and maximize gold recovery to the copper concentrate. Gold loss is essentially to the copper scavenger tailing, which can realize a high sulfur pyrite concentrate, however gold concentrations were under payable levels (<9 g/t Au);

◾

The ore variability test work showed the opportunity to produce pyrite concentrate with payable gold levels from ore samples containing >15% Ss and >10 g/t Au, irrespective of type of lithology. Therefore the ore samples were classified in to two groups; the samples containing <15% Ss were named as Regular Ore (RO) and the second group of samples with >15% Ss named as Pyrite Ore (PO). Further flotation tests were performed for optimization of flotation conditions using master composite samples from both RO and PO;

◾	A bulk sulfide mineral flotation mode of operation was found as the optimum flowsheet for RO producing +20% Cu grade copper concentrate at high copper and gold recoveries;
◾

A sequential copper-pyrite flotation mode of operation was developed for PO to control the mass flow to the copper regrinding stage and cleaner flotation and produce pyrite concentrate with payable gold content. The flowsheet consists of primary grinding to a P80 of 53 µm in the

Artmin Madencilik San. ve Tic. A.Ş. Hod Maden Project Feasibility Study - Technical Report NI 43-101 Reference: 12569 2322527:P:bp Revision A	Page 17

SUMMARY

presence of lime (pH 11.5), copper flotation using a selective copper collector (Aero3418A) followed by pyrite rougher flotation using SIPX (sodium iso-propyl xanthate) as collector, regrinding the copper rougher concentrate to a P80 of 30 µm and three stages of copper cleaner flotation. The pyrite rougher concentrate and the copper scavenger flotation tailings were combined as the final pyrite concentrate. The sequential flotation flowsheet and the flotation conditions were tested with a locked cycle flotation test (LCT) using the master composite sample of PO and production of a pyrite concentrate with payable gold content was confirmed. Given these findings, additional ore variability test program was planned and conducted to derive the grade vs recovery curves for the Pyrite Ore;

◾

Results of simulated open cleaner flotation (OPC) and locked cycle flotation (LCT) tests were used to establish grade vs recovery curves for copper, gold and sulfide sulfur. Grade-recovery equations were derived separately for each lithology in RO ore. For PO ore, the grade-recovery equations were derived for the single ore type PO using the results of PO variability tests. Scale-up factors were applied to the gold recovery (0.97) and the copper recovery (0.98). These equations were used by AMC to calculate concentrate production over the life of mine. Table 1.13 shows the average grade and recovery figures of the copper and pyrite concentrates produced over the life of mine according to the production figures provided by AMC. The average gold and copper recoveries are calculated as 85% and 93% respectively.

Products	Ore Type	Grade		Recovery (%)
		Cu (%)	Au (g/t)	Cu	Au

Cu Concentrate	RO	22	119	95.20	83.61
	PO	28	103	87.06	59.63

Py Concentrate	PO		14		30.4

TOTAL				92.69	85.4

Table 1.13     Grade and Recovery Values Over Life of Mine

◾

Effects of distribution of different lithologies on flotation performance were investigated for RO and PO separately. Six regular ore and five pyrite ore production samples were selected from 99 variability composites prepared for the earlier metallurgical study. The test results showed clearly that different lithological distribution in regular ore and pyrite ore did not adversely affect the flotation performance. Feed grade and mass pull to the concentrates were the main parameters affecting the grade and recovery;

◾	Detailed chemical analysis of the copper and pyrite concentrates produced from LCTs show that concentrations of penalty elements are low and do not negatively affect marketing of both concentrates;
◾

Thickening and filtration tests showed that Fast-acting Filter Press (FFP) could produce copper and pyrite concentrates with moisture levels of 9.5% and 7.6%, respectively. Transportable moisture limit (TML) of the copper and pyrite concentrates were measured as 11% and 9.1%, respectively. The self-heating tests showed that both copper and pyrite concentrates were not classified as Material Hazardous in Bulk (MHB) or Dangerous Goods (DG) Class 4.2 for the purposes of bulk transport;

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SUMMARY

◾

A large portion of the bulk flotation tailing is going to be used for production of paste and should be filtered. GRES has proposed a de-sliming circuit, based on the use of a de-sliming cyclone, filtration of the underflow and thickening of the overflow. Thickening of the overflow produced a product of 37% to 40.5% solids with yield stress of 28 Pa to 34 Pa. The cyclone underflow material could be effectively dewatered using various filtration techniques. Residual filer cake moisture was 19.0% with horizontal vacuum belt filtration and 19.4% with disk filtration;

◾

Perth (Australia) tap water was used in the ore variability metallurgical tests. The LCT tests were conducted with water circulation. Concentrations of the dissolved ions and pH of the tailing water samples were at expected range and not harmful for flotation. Effects of the mine site water on flotation performance was tested by HMT in Ankara (Turkey). It was found that the natural waters that shall be drawn upon for the mining operation at Hod Maden are of high quality. The higher sulfate concentration is to be expected as a result of sulfide oxidation affecting mine waters. Gypsum scaling over time is expected at Hod Maden, however it is not expected to be significant enough to warrant dosing of antiscalant, although this will be monitored in operations.

1.10	Recovery Methods

The processing plant will have the capability of treating 800,000 dry tonnes per year of ROM ore. The plant design will incorporate crushing, grinding, and flotation techniques to maximize the recovery of copper and gold from the ore.

Flotation test work has demonstrated the majority of the sulfide minerals/assemblages are liberated at 106 µm, however grinding the bulk rougher tailing finer improves the overall gold recovery. Following economic evaluation the mill-float-mill-float (MF2) flowsheet was selected. The ore to be processed has been classified into two main categories; Regular Ore and Pyrite Ore, and the flowsheet will be reconfigured when processing Pyrite Ore to maximize the recovery of gold.

The Regular Ore flowsheet is shown by Figure 1.3 and summarized as:

◾	Primary ore crushing of ROM to produce a crusher product size of 80% passing 77 mm;
◾	Primary milling in closed circuit with hydrocyclones to produce an 80% passing 106 µm grind size;
◾

Bulk flotation of the primary ground material to generate a bulk concentrate. The bulk concentrate is directed to the Regrind Circuit. The bulk flotation tailings is directed to the Secondary Grinding Circuit;

◾

Secondary grinding of the bulk flotation tail in a variable speed stirred mill in closed circuit with hydrocyclones to produce an 80% passing 38 µm grind size. Secondary grinding of the bulk rougher tail improves the recovery of gold;

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SUMMARY

◾

Bulk scavenger flotation of the secondary ground material to the bulk scavenger concentrate. The bulk scavenger concentrate is directed to the Copper Flotation Circuit. The bulk scavenger tailings, low in sulfidic material is directed to the low sulfide tailings thickener;

◾	A concentrate regrind mill in closed circuit with hydrocyclones to produce an 80% passing 30 µm grind size;
◾

A Copper Flotation Circuit, comprising rougher and scavenger stages. The copper rougher concentrate is directed to the Copper Cleaner Flotation Circuit. The copper scavenger concentrate is recirculated to the copper flotation conditioning tank;

◾	Three stages of copper cleaner flotation to produce a final concentrate at the required copper grade;
◾	Product thickening, filtration and packaging;
◾	Sulfide tailings thickening and disposal to the tailings storage facility; and
◾	Low sulfide tailings deslime circuit, thickening, filtration and paste backfill.

The Pyrite Ore flowsheet will produce a copper concentrate and a saleable pyrite concentrate maximizing the overall gold recovery from the circuit. The flowsheet is shown by Figure 1.4 and summarized as:

◾	Primary ore crushing of ROM to produce a crusher product size of 80% passing 77 mm;
◾	Two stage grinding (primary milling followed by secondary milling) in closed circuit with hydrocyclones to produce an 80% passing <53 µm grind size;
◾

The Bulk Rougher Flotation Circuit will function as a copper float, achieved by raising the slurry pH to 11 - 11.5 with the addition of hydrated lime to the grinding circuit. Increasing the pH allows selective recovery of copper minerals whilst suppressing pyrite. The copper concentrate is directed to the Regrind Circuit;

◾

The Bulk Scavenger Flotation Circuit will function as a pyrite float. This is achieved by the addition of selective reagents. The pyrite concentrate is directed to the sulfide tailings thickener, repurposed as a pyrite concentrate thickener. The pyrite float tailings, low in sulfidic material is directed to the low sulfide tailings thickener;

◾	A concentrate regrind mill in closed circuit with hydrocyclones to produce an 80% passing 30 µm grind size;
◾	The Copper Flotation Circuit on Regular Ore will function as the first cleaner stage on Pyrite Ore;
◾

The first and second copper cleaner stages on Regular Ore will function as the second and third copper cleaner stages on Pyrite Ore. The third copper cleaner stage on Regular Ore will be bypassed when processing Pyrite Ore;

◾	Copper concentrate and pyrite concentrate thickening, filtration and packaging (dedicated systems for copper and pyrite concentrates); and
◾	Low sulfide tailings deslime circuit, thickening, filtration and paste backfill.

Various utility and plant infrastructure such as water supply, reagents supply and distribution, air services, electrical energy supply and distribution, roads, communications and site buildings will support the Project.

Artmin Madencilik San. ve Tic. A.Ş. Hod Maden Project Feasibility Study - Technical Report NI 43-101 Reference: 12569 2322527:P:bp Revision A	Page 20

SUMMARY

MINE
ROM BIN
APRON FEEDER
PRIMARY JAW CRUSHER
PRIMARY CRUSHER DISCHARGE CONVEYOR
COARSE ORE BIN FEED CONVEYOR
COARSE ORE BIN
RECLAIM FEEDER
MILL FEED CONVEYOR
PROCESS WATER
PRIMARY MILL
PRIMARY MILL DISCHARGE HOPPER
PRIMARY CYCLONE CLUSTER
PRIMARY TRASH SCREEN
REAGENTS
BULK ROUGHER CONDITIONING TANK
BULK ROUGHER FLOTATION CELLS
SECONDARY CYCLONE CLUSTER
SECONDARY MILL (STIRRED MILL)
SECONDARY TRASH SCREEN
SECONDARY MILL DISCHARGE HOPPER
REAGENTS
BULK SCAVENGER CONDITIONING TANK
REGRIND CYCLONE CLUSTER
REGRIND MILL
LIME
REGRIND MILL DISCHARGE HOPPER
COPPER ROUGHER CONDITIONING TANK
COPPER SCAVENGER FLOTATION CELLS
COPPER ROUGHER FLOTATION CELLS
BULK SCAVENGER FLOTATION CELLS
FLOCCULANT
SULFIDE TAILINGS THICKENER
PROCESS WATER
PROCESS WATER
TAILINGS STORAGE FACILITY
SULFIDE TAILINGS TANK
TAILINGS HOPPER
REAGENTS
COPPER CLEANER CONDITIONING TANK
BULK SCAVENGER CLEANER FLOTATION CELLS
DESLIME CYCLONE CLUSTER
FILTRATE
FLOCCULANT
COPPER CONCENTRATE THICKENER
PROCESS WATER
COPPER CONCENTRATE FILTER
COPPER FILTER FEED TANK
VIA FEL
COPPER CONCENTRATE STOCKPILE
VIA FEL
COPPER CLEANER 1 FLOTATION CELLS
COPPER CLEANER 3 FLOTATION CELLS
COPPER CLEANER 2 FLOTATION CELLS
COPPER CONCENTRATE
COPPER CONCENTRATE LOADING SYSTEM
COPPER CONCENTRATE
TO PORT
FILTRATE
PASTE FILTER
PASTE FILTER FEED TANK
FLOCCULANT
PROCESS WATER
LOW SULFIDE TAILINGS THICKENER
TO TSF
CEMENT SILO
PASTE SLURRY FEED TANK
REVERSIBLE CONVEYOR
STOCKPILE FEED CONVEYOR
MINE
PASTE MIXER
PASTE MIXER FEED CONVEYOR
STACKED TAILINGS

Figure 1.3    Simplified Process Flow Diagram - Regular Ore

Artmin Madencilik San. ve Tic. A.Ş. Hod Maden Project Feasibility Study - Technical Report NI 43-101 Reference: 12569 2322527:P:bp Revision A	Page 21

SUMMARY

MINE
ROM BIN
APRON FEEDER
PRIMARY JAW CRUSHER
PRIMARY CRUSHER DISCHARGE CONVEYOR
COARSE ORE BIN FEED CONVEYOR
COARSE ORE BIN
RECLAIM FEEDER
PROCESS WATER
MILL FEED CONVEYOR
PRIMARY MILL
PRIMARY MILL DISCHARGE HOPPER
PRIMARY CYCLONE CLUSTER
SECONDARY MILL (STIRRED MILL)
LIME
SECONDARY MILL DISCHARGE HOPPER
PRIMARY TRASH SCREEN
REAGENTS
BULK ROUGHER CONDITIONING TANK
COPPER ROUGHER FLOTATION CELLS
REGRIND CYCLONE CLUSTER
REGRIND MILL
LIME
REGRIND MILL DISCHARGE HOPPER
COPPER ROUGHER CONDITIONING TANK
COPPER CLEANER 1 SCAVENGER CELLS
COPPER CLEANER 1 FLOTATION CELLS
REAGENTS
CONDITIONING TANK
PYRITE FLOTATION CELLS
FILTRATE
FLOCCULANT
PYRITE CONCENTRATE THICKENER
PROCESS WATER
PYRITE CONCENTRATE FILTER
PYRITE FILTER FEED TANK
LOW SULFIDE TAILINGS TANK
PROCESS WATER
TAILINGS STORAGE FACILITY
VIA FEL
PYRITE STOCKPILE
VIA FEL
PYRITE CONCENTRATE
TO PORT
REAGENTS
COPPER CLEANER CONDITIONING TANK
PYRITE CONCENTRATE
DESLIME CYCLONE CLUSTER
FILTRATE
FLOCCULANT
COPPER CONCENTRATE THICKENER
PROCESS WATER
COPPER CONCENTRATE FILTER
COPPER FILTER FEED TANK
VIA FEL
COPPER CONCENTRATE STOCKPILE
VIA FEL
COPPER CLEANER 2 FLOTATION CELLS
COPPER CLEANER 3 FLOTATION CELLS
COPPER CONCENTRATE
COPPER CONCENTRATE LOADING SYSTEM
COPPER CONCENTRATE
TO PORT
FILTRATE
FLOCCULANT
PROCESS WATER
LOW SULFIDE TAILINGS THICKENER
PASTE FILTER
PASTE FILTER FEED TANK
TO TSF
PASTE SLIMES TAILINGS TANK
CEMENT SILO
MINE
PASTE MIXER
PASTE MIXER FEED CONVEYOR
REVERSIBLE CONVEYOR
STOCKPILE FEED CONVEYOR
STACKED TAILINGS

Figure 1.4    Simplified Process Flow Diagram - Pyrite Ore

Artmin Madencilik San. ve Tic. A.Ş. Hod Maden Project Feasibility Study - Technical Report NI 43-101 Reference: 12569 2322527:P:bp Revision A	Page 22

SUMMARY

1.11	Infrastructure

The Project is essentially a Greenfield site. Some historical workings are evident, but nothing that has any significance to the Project. Some infrastructure has already been established to support the exploration activities but this will only be used for pioneering activities once the Project is approved to proceed.

The following summarizes the new key project infrastructure required to establish and operate the mine:

◾	Roads and site access roads, inlcuding:
-	YukarImaden access road and tunnels;
-	Powerline Valley tunnel access road;
-	Saliçor Valley access tunnel; and
-	TSF access and waste dump facility access roads;
◾	Mining surface infrastructure, including:
-	Mining office (located adjacent to the ROM pad);
-	Ventilation exhaust fans;
-	Heavy vehicle workshop and lubricant storage facilities;
-	CAF and shotcrete batch plants;
-	Fuel farm;
-	Waste re-handle stockpile;
-	Heavy vehicle and light vehicle wash-down bay;
-	Temporary explosives magazine;
-	Core shed; and
-	Mobile equipment go-line for shift change;
◾	Administration buildings and processing infrastructure:
-	Main administration and gatehouse;
-	Plant technical services and control room;
-	Emergency response team and health unit;
-	Dry (change house) and canteen;
-	Plant warehouse and stores;
-	Laboratory;
-	Plant maintenance workshop;
-	Paste plant control room and laboratory;
-

Process production buildings will be constructed to house the processing areas comprising crushing, grinding and flotation, concentration filtration and storage (including weighbridge), paste filtration, paste mixing, water treatment, water services and air services;

◾	Tailings pump station and pipeline;
◾	Tailings storage facility (TSF);
◾	Waste rock storage facility (WDF);
◾	Power supply and distribution;

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◾	Water supply and treatment;
◾	Surface water management infrastructure;
◾	Permanent village;
◾	Waste and sewage treatment infrastructure;
◾	Communications; and
◾	Security and fencing.

Refer to Part 18 for a more detailed description of the Project infrastructure.

Trabzon, Rize and Hopa Ports were investigated as the most probable ports for concentrate shipments. All three ports are already used for export of mineral concentrates (bulk as well as in containers), and have enough capacity to accept the traffic and the capacity to manage the handling of Hod Maden concentrates in bulk or in containers. Subject to final negotiations and agreement by both parties, Hopa port will be the preferred port of export. At Hopa Port, there will be a warehouse to store pyrite concentrates and open yard for containers.

1.12	Environmental and Permitting

1.12.1	Permits

Originally there were four exploration licenses under consideration as part of the Hod Maden Project. Since 2017 two of the original licenses were let go and two consolidated into a single license (number of 87288). Additionally, the FS study has provided greater details of the Project, hence its location has become more refined and the EIA boundaries have been determined accordingly. The fundamental change in terms of project definition and impact has been to locate the proposed processing plant in the Maden Valley (as opposed to the Saliçor Valley as was defined in the PFS). This decision was made on the basis of a well subscribed land purchasing program in Yukarımaden Village (77% uptake). The expropriation program for remaining land is now well advanced.

Fundamental to advancing the Project is a “Positive Decision for Environmental Impact Assessment (EIA)”. This approval is gained from Ministry of Environment, Urbanisation and Climate Change and is applied for by describing the proposed Project, the associated facilities, and the impacts (both positive and negative) that may have on the environment and local communities. The EIA Report that was drafted by Mitto Danışmanlık A.Ş. (Mitto) was submitted to the government in November 2020. The Review and Evaluation Committee meeting was held during February 2021. Based on all the corrections made and the approval letter received from the commission members, the final report was submitted to the government in July 2021 and the government’s approval was provided by letter on the 17th of November 2021.

It is understood that:

1.	There are no material commitments imposed by the EIA approval process that are not allowed for in task and/or funding in the cost build up.

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2.

The concerns raised in the assessments of the government’s Review Committee that have translated to an additional commitment (to that submitted) do not give cause to modify the engineered solution for the Project that is described in this Technical Report pending obtaining some additional permits, the most significant being one for use of tailings paste backfill underground.

Few permits have been obtained in the past few years; however, a Soil Protection Plan has been prepared by Mitto Danışmanlık (Mitto) and approved by the Provincial Directorate of Food, Agriculture and Livestock. A permit for non-agricultural land use was obtained from the Provincial Directorate of Food, Agriculture and Livestock. Most permits will follow the positive decision on the EIA and are not considered a risk to the schedule. If the tailings paste backfill permit cannot be obtained timeously (as government regulations currently do not allow use of such), the mine will be started on cemented aggregate fill and/or cemented waste rock fill.

1.12.2	Biodiversity

Significant investigations have been made in defining the biodiversity of the areas to be impacted by the Project since 2017.

When the plants distributed in the Project area are evaluated together in terms of both national and international IUCN Threat Criteria, it is realised that the area contains a high level of biodiversity. A total of 19 different plant species were identified in the Project area which are, according to both national and international threat categorisation, are listed in the IUCN Red Book under threat categories CR, EN, VU and DD. Accordingly, a flora management plan will be implemented that addresses specifically species that require critical protection measures. This has been detailed in the Project EIA.

A total of 164 species of terrestrial vertebrate animal species were identified in habitats within or adjacent to the areas proposed to be impacted by the proposed surface infrastructure, including amphibian: 8 species, Reptile: 28 species, bird: 93 species and Mammal: 35 species; through direct observations (sighting of individuals belonging to the species, tracks, trace signs, debris, sound-sonogram and photo trap recordings), literature research, surveys of local people and habitat suitability methods methodologies, during field studies within mining license areas and their immediate surroundings.

In total 213 insect species from Lepidoptera (butterflies only), Odonata (dragonflies), Coleoptera (beetles) and Diptera (flies) orders were identified within the Project site and its vicinity.

In terms of invertebrates, four butterflies were listed as species of concern, however only one of these considered endangered and another vulnerable. Once again management plans will be detailed to ensure that impact on species that have been classified as critical is negligible. This includes programs with respect to the critical species.

With respect to Arthropoda, of the remaining 27 orders of hexapod, the arachnids, terrestrial crustaceans etc.; in all these groups it was considered and stated by the academicians who carried out field studies that there are no species that are endemic or needing conservation, and for most of these orders there is also no national assessment with respect to these species. Furthermore, in terms of

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molluscs and other invertebrate phyla, the academicians that completed the work concluded that the diversity of species living in inland waters and associated terrestrial environments is low in Turkey.

When aquatic life is considered, diversity and density is low in what is generally fast flowing clean water. For algae, zooplanktonic and benthic species, there are no threatened species among the organisms identified or those that need protection. Nine (9) fish taxa belonging to 3 different families were identified in the Madenler Stream Network. 8 fish species were caught and identified during the field investigations. Of these only the Caspian shemaya and the Crimean barbel are listed or vulnerable species; however, most of the species identified are protected.

Measures to be taken to protect these species have been outlined in a Biodiversity Action Plan. This includes all relevant plan and strategies to ensure that the impact on biodiversity meets all regulations.

1.12.3	Physical Environment and Short-Term Impacts

Since 2017 a meteorological station has been operational at Hod Maden, and on this basis climatic assumptions have been remodeled since the PFS. The only material change to come of this was a realization that the precipitation in the area is lower than previously modeled. Baseline measurements have been made in respect to air quality, water quality, noise and soil quality, with the objective to understand what impact will be made by the proposed Project and the measures required to manage any adverse effects that may manifest as a result of mining activity within acceptable limits.

A soil preservation program has been devised and this will be used for rehabilitation upon mine closure. Measures will be taken to control dust, emissions and noise in line with Turkish regulations. Treated contact water that is discharged into the Maden Stream will be in accordance with the Turkish regulation limits. During construction and land clearing control measures will be particularly important, in terms of biodiversity management, dust and noise minimization, erosion control and management of impact on beds and banks.

Fundamental to the Project will be water management, which will of course translate to a localized impact of the groundwater levels in and around the mine, and sealing of the Maden Creek bed and banks to avoid mine flooding. Most water drawn from the ground will be used for processing ore.

1.12.4	Long Term Impact and Closure

The mine waste and tailings have been geochemically tested and characterized as potentially acid forming. Accordingly, the resultant landforms to store mine waste and process tailings will be sealed at the base and the top, covered and then revegetated. Long term diversion drains (i.e. permanently re-aligned water courses) will keep water off these landforms and erosion controls will be put in place to ensure their long-term stability.

At the end of mining the portals and shafts will be sealed off, buried and the mine flooded. In other areas the mine infrastructure (including processing plant and buildings) will be dismantled and the areas rehabilitated for either forestry or agricultural use.

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1.12.5	Social and Heritage

The site has been surveyed and no items or archeological or heritage interest have been found. There are no protected areas in the mine licence area.

The Project will have a positive economic effect in the area, creating opportunities for employment and supportive services and industry. This will be associated with an influx of people with appropriate skills into the area from the construction phase, however this population increase will be quite modest and there is unlikely to be any negative impact on existing income generating activities and existing facilities in the region.

Artmin have completed the construction of a social facility and this have been handed over to the villagers.

1.13	Capital and Operating Costs

1.13.1	Capital Costs

All costs detailed in the estimates below have been developed by various parties contracted by Artmin and estimated to an Association for the Advancement of Cost Engineering (AACE) Class 3 classification, with a target accuracy of ±15% as at the third quarter (Q3) of 2020. All costs are presented in United Stated dollars (USD).

The overall estimated pre-production capital costs for the Project are summarized in Table 1.14. This cost excludes the sunk costs incurred to establish the exploration camp, the exploration camp access road and costs of studies conducted prior to and leading up to full Project approval.

Cost Area	Capital Cost (USD M)

Mining Predevelopment Costs	62.7

Mining Surface Infrastructure	1.8

Other Site Infrastructure	78.3

Process Plant Infrastructure	55.5

EPCM Consultant fees, indirect costs and construction facilities	37.4

Owners Costs	42.5
Project Contingency	30.7

TOTAL	308.9

Table 1.14         Project Capital Cost Summary

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1.13.2	Sustaining Capital

Sustaining capital comprises life of mine costs of a capital nature, inclusive of process plant improvements, TSF embankment lifts, road and tunnel re-sheeting, Owner’s equipment fleet purchase, ongoing replacement and rebuild of mobile equipment, additional underground infrastructure, and continuation of capitalized lateral and vertical mine development.

Table 1.15 summaries the life of mine (LOM) sustaining capital costs.

Sustaining Cost	LOM Total (USD M)

Mining Sustaining Capital	55.5

Mine Development	41.0

Process Improvements	7.1

Re-sheeting of main access road	10.2

Re-sheeting of internal roads	5.9

Surface Water Management	1.7
Tailings Storage Facility (TSF)	2.2

TOTAL	123.6

Table 1.15        Life of Mine Sustaining Capital Cost Summary

1.13.3	Closure Costs

Closure costs have been estimated by the various consultants responsible for activities. The combined Project closure cost is summarized in Table 1.16:

Cost Area	Total (USD M)

Plant Pads, Internal Roads and Ramps	0.24

ROM	0.03

Water Storage and Event Ponds	0.02

Wastewater treatment plant	0.01

Process Plant	8.06

TSF	5.08
WDF	2.21

TOTAL	15.65

Table 1.16        Closure Cost Summary

1.13.4	Operating Costs

The operating cost for the Project is presented in United States dollars (USD), is exclusive of sustaining and deferred capital costs, reflects an estimate base date of Q3 2020 and complies with an AACE Class 3 estimate.

Table 1.17 presents the direct site operating costs.

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Direct Site Operating Cost	LOM Total USD M	LOM Average USD/t Milled (Dry)

Mining Operating Cost	467	53.71

Processing	211	24.26

General and Administration	96	11.04

TOTAL	774	89.01

Table 1.17        Direct Site Operating Cost Summary

1.14	Economic Analysis

An economic evaluation model (Economic Model) was developed to estimate monthly, quarterly and annual cash flows and sensitivities for the Project. Pre-tax and post-tax estimates of the Project Net Present Value (NPV) were prepared to approximate likely investment value.

Inputs into the Economic Model and associated sensitivity charts, owner’s cost, commodity prices, inflation assumptions, consumable costs, power cost, royalty, direct and indirect taxation, smelter terms, metal payability assumptions and reclamation estimates were developed jointly between Artmin, HMT, GRES and AMC. HMT was responsible for developing processing assumptions including life of mine (LOM) recoveries and concentrate quality estimates. GRES was responsible for development of the Economic Model, as well as the metallurgical balance, mill capital and operating cost estimates, surface infrastructure capital and operating cost estimates, and mill and surface workforce. AMC was responsible for development of the LOM production schedule and the mine capital and operating cost estimates.

Description	Units	Value

Gold Price (LOM Average)	USD/oz	1,599/oz

Copper Price (Average)	USD/lb	3.19/lb

Exchange rate	USD : Turkish Lira	1 : 6.74

Inflation Rate (USD)	% Per Annum	1.5%

Inflation Rate Turkish Lira	% Per Annum	9.5%

Discount Rate	% Real	5%

Table 1.18        Economic Model General Parameters

1.14.1	Base Case Results

Deterministic base case results are as follows:

◾	Post Tax project NPV@5% real discount rate is USD1,049M, with high Internal Rate of Return (IRR) of 35.9% (real, post tax);
◾	The All-in-Sustaining Cost (“AISC”) for gold with copper by-product credits sits at USD334/oz;
◾	Profitability index (a measure of profit returned for each dollar spent) is high at 4.2 times;

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◾	While capital costs are relatively high for a project of this size, post tax payback is achieved after two years of operation;
◾	The gold price, which produces a breakeven NPV (zero), sits at USD445/oz;
◾	The Project provides a balance of defensive (gold) and growth (copper) commodities and high grade.

Table 1.19 presents a summary of the key economic performance metrics.

Economic Analysis	Units	Base Case

Undiscounted Cashflow After Tax	USD M	1,794.21

Co-Product Costs		Gold	Cu

C1 Cost Co-Product Basis: Au: Real	USD	386/oz	0.78/lb

C2 Cost Co-Product Basis: Au: Real	USD	547/oz	1.10/lb

C3 Cost Co-Product Basis: Au: Real	USD	704/oz	1.33/lb

AISC Co-Product Basis: Real	USD	595/oz	1.12/lb

C1 Margin (Au Basis)%		94.8%

C2 Margin (Au Basis)%		82.2%

C3 Margin (Au Basis)%		70.6%

AISC Margin (Au Basis)%		79.1%

Project NPV (Pre-Tax)	USD M	1,328.43

Project NPV (Post Tax)	USD M	1,049.02

Project IRR (Pre-Tax): Nominal	%	43.1%

Project IRR (Post Tax): Nominal	%	38.0%

Project IRR (Pre-Tax): Real	%	41.0%

Project IRR (Post Tax): Real	%	35.9%

Project Payback Period from Construction Start	Years	5.0 Yr(s)

Project Payback Period from Production Start	Years	2.0 Yr(s)

Maximum Project Drawdown (Nominal)	USD M	344.87

Maximum Project Drawdown (Real)	USD M	336.40

Profitability Index	x	4.2 x

NPV:Drawdown Ratio	x	3.2 x

Breakeven Gold Price	USD/oz	445/oz

Table 1.19        Key Economic Metrics

The annual cash flow forecast for the Project is summarised in Table 1.20.

Deterministic sensitivities were modelled to assess the economic impact of variations in key project variables. A sensitivity tornado chart and whisker plot are presented in Figure 1.5 and Figure 1.6 respectively. These charts indicate that the variables with the greatest impact on Project NPV are metal (specifically gold) prices and metallurgical recoveries. Other macroeconomic factors such as exchange rate and discount rate follow after, with all other variables having relatively low impact.

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Period	Units	LOM Total	Y-3	Y-2	Y-1	Y 1	Y 2	Y 3	Y 4	Y 5	Y 6	Y 7	Y 8	Y 9	Y 10	Y 11	Y 12	Y 13	Y 14

Project Cashflows

Project Net Cashflow Pre-Tax	USD M	2,242	(67)	(165)	(96)	162	219	246	202	171	166	131	213	211	238	193	226	208	(15)

Project Net Cashflow Post-Tax	USD M	1,794	(67)	(165)	(96)	150	179	206	167	140	138	107	173	172	194	157	179	175	(15)

Discounted Cashflow Pre-Tax	USD M	1,328	(65)	(153)	(85)	136	175	187	146	119	109	82	127	120	129	100	111	98	(7)

Discounted Cashflow Post-Tax	USD M	1,049	(65)	(153)	(85)	125	143	157	121	97	91	67	103	98	105	81	88	82	(7)

Table 1.20         Forecast Annual Cash Flows

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Figure 1.5        Project Post Tax Sensitivity Tornado Chart

Figure 1.6        Project Post-Tax Sensitivity Whisker Plot

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1.15	Project Implementation

It is the intention of Artmin to undertake all implementation work on the Hod Maden Project under a number of Engineering, Procurement and Construction Management (EPCM) style of contracts. With respect to the main plant and infrastructure, the lead EPCM Contractor will undertake the engineering, design, drafting, equipment procurement, construction management and specification of the process plant and infrastructure. Artmin will engage and independently manage the mining contractor who will develop the main decline and other mining infrastructure. If the EPCM contractor is not a Turkish entity, the EPCM contractor will work with a Turkish company (or companies) to manage the in-country project management, procurement, contract management, construction management and commissioning of the process plant facilities and associated infrastructure.

It is envisaged that the Project will be constructed over a 36 month period from the receipt of the Environmental Impact Assessment (EIA) approval.

Key project milestones are summarised in Table 1.21:

Milestone	Month After Commencement

Project commencement	Month 1

EIA permit issued	Month 5

EPCM contractor engaged	Month 5

Mining contractor engaged	Month 9

Forestry permit issued	Month 10

Mining contractor mobilisation	Month 12

Commence decline development	Month 14

Saliçor valley access tunnel complete	Month 21

WDF construction complete	Month 21

TSF complete and ready to accept tailings	Month 33

First ore to ROM pad	Month 36

First ore to mill	Month 38

Commissioning Complete and Hand Over	Month 41

Table 1.21        Key Project Schedule Milestones

The critical path is driven by the following activities:

◾	Application for and receipt of Forestry permit;
◾	Commence development of Saliçor Valley access road (south, in Powerline Valley);
◾	Commence development of topsoil and temporary mine waste storage facility;
◾	Complete topsoil storage facility and commence development of portal and decline;
◾	Complete Saliçor Valley access road, tunnel and Waste Dump Facility. Commence hauling waste to Saliçor Valley;
◾	Commence production of ore and deliver first ore to Mill; and
◾	Plant handover and commercial production.

The Project critical path is summarized below in Figure 1.7.

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GR ENGINEERING SERVICES

AMS Hod Maden Gold Copper DFS

ARTMIN MADENCILIK

Activity ID	Activity Name	Remaining Duration
AMS Hod Maden Gold Copper DFS		858
Project General		858
Milestones		660
HMGP.MS.000.PM-0500	Forestry Permit Issued	0
HMGP.MS.505.PM-1000	Commissioned	0
Project Approvals		198
General Permits and Approvals		109
HMGP.PM.000.PM-2100	Forestry Permit	109
Environmental Regulations		89
HMGP.PM.030.PM-4000	EIA permit	89
Capital Mine Lateral Development Costs		622
HMGP.PM.110.CN-1000	Decline Development - Waste to Temp Stockpile	202
HMGP.PM.110.CN-1100	Decline Development - Waste to Saicor Valley	420
HMGP.PM.110.CN-1900	First Ore from LHOS	0
Earthworks		85
General Bulk Earthworks		85
HMGP.CN.200.ER-9200	Top Soil Storage Areas (Private Lands and Forrest Lands)	85
Roads		77
Roads		77
HMGP.CN.201.RD-1000	Salicor Valley Access - South - 1.6km	77
Commissioning		73
Process Commission		73
HMGP.PM.505.CM-0100	Ore Commissioning	73

Month
Forestry Permit
EIA permit
Decline Development - Waste to Temp Stockpile
Decline Development - Waste to
Top Soil Storage Areas (Private Lands and Forrest Lands)
Salicor Valley Access - South - 1.6km
Ore Commissioning

Remaining Level of Effort | Actual Work | Critical Remaining ...
Actual Level of Effort | Remaining Work | ◆ Milestone

Page 1 of 1

Date	Revision	Checked	Approved
19-Oct-21	Schedule Rev A		

Source: GRES, 2020

Source:        GRES, 2020

Figure 1.7        Project Critical Path

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1.16	Risks and Recommendations

As with any mineral development, there are many latent conditions relating to ore body definition, geological, geotechnical, variability in mineralogy and metallurgical response, and hydrogeological issues that can only be understood to a certain degree through drilling prior to actual mining. These influences and human factors have the potential to impact on assumed productivity and revenue. Metallurgical response to the intended plant requires similar consideration of risk. This risk has been largely offset by conservative process design factors applied to established technology.

The challenges presented by shear terrain, significant water flows across the property, freehold land ownership above the orebody and necessary fine grinding are considered manageable.

Risks associated with environmental issues include the process of obtaining permits relative to potential delays or interruptions in commencement of construction, mining or operation of the process facilities. The most significant of these is a permit to use tailings paste backfill below the water table. This backfilling methodology presently awaits legislative processes to be completed before an application will be accepted. In terms of biodiversity impact, following a strong but adaptable biodiversity action plan will be the key to avoiding risks associated with negative effects on the populations of living organisms. Other environmental risks that will require significant management oversight will include traffic (a road fatality is one of the highest identified risks for this Project) and control of groundwater, such that mine flooding during operation is averted and contamination is avoided. The Hod Maden Project Feasibility Study NI 43-101 Technical Report proposes an alternative mining method and mining footprint in the upper mine to that presented in the EIA. The technical analysis for this alternative mining method was incomplete at the time of the EIA submission and will necessitate further consultation with the government prior to implementation.

Potential risk associated with geological hazards due to rockslides has been identified within the upper cut slopes above the TSF (Refer to Part 18.5.2 for more details).

The main recommendations to be considered before final project sanction centre around finalizing project approvals and reporting, while reducing residual project uncertainty to prepare for execution activities. The Project approvals process, including forestry permits, falls on the critical path, and Artmin should focus on completing these activities above all others, to avoid a delay in obtaining site access.

1.17	Interpretations and Conclusions

Exploration, metallurgical test work and study work to date has indicated that the development of the Project is economically viable. The Project assessment displays robust economics, exhibiting largely positive outcomes over a wide variation in capital expenditure, operating costs and precious metals prices.

Since completion of the prefeasibility study (PFS) in 2018, the level of detail in the Hod Maden Project has been elevated and uncertainty reduced to enable completion of the feasibility study. As the level of definition has increased, several major changes to the PFS plan were required. These changes included the following, which are discussed in more detail in Part 25:

◾	Geotechnical interpretation of crown pillar;
◾	Change in crown pillar mining technique;
◾	Relocation of main plant infrastructure;
◾	Pyrite concentrate production;
◾	Removal of dry-stacked tailings facility and combination of Sulfide and Low-sulfide TSF;
◾	Relocation of the waste dump to Saliçor Valley;

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◾	Requirements for site access roads and tunnels; and
◾	Recognition of environmental diversity.

The aforementioned changes have resulted in significant adjustments to the Project scope of works, capital cost estimate (discussed in Part 21) and economics (discussed in Part 22). Notwithstanding these changes, the Project is expected to yield strong economic returns.

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INTRODUCTION

2.	INTRODUCTION

2.1	Introduction

This Technical Report has been prepared for Sandstorm Gold Ltd (Sandstorm) in the fouth quarter of 2021 by GR Engineering Services (GRES) in conjunction with various consultants, as outlined in Table 2.1, to document the results of the investigations completed for the feasibility study for the Hod Maden Project (Project or “Relevant Asset”), located near Yukarımaden (Merkez District), in the Artvin province of Turkey, Asia, which have been managed by Artmin Madencilik (Artmin). Artmin is a partnership between Lidya Madencilik (70%; a wholly owned subsidiary of Çalık Holding) and Sandstorm (30%). The Project was previously the subject of an NI 43-101 Technical Report, Prefeasibility Study, dated 31 May 2018 (by AMC Consultants Pty Ltd).

2.2	Terms of Reference

This Technical Report has been prepared in compliance with the disclosure and reporting requirements set forth in the Canadian Securities Administrators National Instrument 43-101 (NI 43-101), Companion Policy 43-101CP, and Form 43-101F1.

The Mineral Resource and Mineral Reserve estimates were prepared in accordance with the 2012 edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the JORC Code), prepared by the Joint Ore Reserves Committee. There are no material differences between the definitions of Measured, Indicated and Inferred Mineral Resources and Proven and Probable Ore or Mineral Reserves as presented in this Technical Report under the CIM Definition Standards which are directly incorporated into NI 43-101 and the equivalent definitions in the JORC Code. The Mineral Resource and Mineral Reserve (or Ore Reserve) estimates would report the same quantities and grades to the same classifications under both the CIM Definition Standards and the JORC Code.

This Technical Report considers underground mining methods to exploit the Project Mineral Resources.

The Study presents initial capital and operating cost estimates with targeted accuracy of within ±15% determined as at 1 July 2020 (3rd quarter of 2020, 3Q20). All costs in this Technical Report are reported in US dollars (USD) unless stated otherwise. Cost estimates have not been updated since Q3 2020.

2.3	Qualified Persons and Authors

Authors of this Technical Report qualify as independent Qualified Persons. In preparing this Technical Report, the Qualified Persons reviewed and used various geological maps, reports and other technical information provided by Artmin and Sandstorm.

The Qualified Persons reviewed the available project data, formulated independent assessments, and incorporated the results thereof with appropriate comments and adjustments in the Technical Report. Standard industry review procedures were used throughout in the preparation of this Technical Report.

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INTRODUCTION

The Qualified Persons used their experience to determine whether the information from previous reports was suitable for inclusion and adjusted information as required. This Technical Report includes technical information which required subsequent calculations to derive subtotals, totals and weighted averages. Such calculations inherently involve a degree of rounding and consequently introduce a margin of error. The Qualified Persons do not consider any such errors to be material.

The following persons serve as Qualified Persons under National Instrument 43-101:

◾

Mr Peter Allen (BE, MAusIMM(CP)) accepts responsibility for all portions of this Report relating to project infrastructure, development, cost estimation and economic analysis, and has overall responsibility for the preparation of this Report. Parts authored under the supervision of Mr Allen are Parts 1.1 to 1.3, 1.11, 1.13 to 1.17, 2, 3, 4, 5, 6, 18.1, 18.4, 18.7, 18.10 to 18.14, 19, 21.1, 21.2 to 21.3 (with Simon Kusabs), 22, 23, 24, 25, 26.3, 26.5, 27.1 and 27.3;

◾

Mr Chris Arnold (FAusIMM) is a Competent Person as defined by the JORC Code. Mr Arnold is the Qualified Person who accepts responsibility for preparation of the Mineral Resource estimate in this Report. Mr Arnold has authored Parts 1.4 to 1.7, 7, 8, 9, 10, 11, 12, 14 and 25.2;

◾

Mr Simon Kusabs (FAusIMM) is a Competent Person as defined by the JORC Code. Mr Kusabs is the Qualified Person who accepts responsibility for all portions of this Report relating to mining and associated matters. Mr Kusabs is responsible for Parts 1.8, 15, 16.1, 16.3 to 16.15, 18.3, 21.2 to 21.3 (with Peter Allen), 21.4 to 21.5 (with Stan Kagiannis), 25.2 to 25.3, 26.1 and 27.2;

◾

Mr Goktug Evin (SME Registered Member) accepts responsibility for all portions of this Report relating to hydrogeology and water balance modelling associated matters. Mr Evin is responsible for Parts 5.7, 16.2, 18.8 and the relevant sections of Parts 1, 3, 21 and 25 - 27;

◾

Mr Ömer Ardıç (P.E., SME Registered Member, MAIG) accepts responsibility for all portions of this Report relating to designs of site roads, waste storage facility and surface water management and associated matters. Mr Ardıç is responsible for Parts 18.2.2, 18.6, 18.9 and the relevant sections of Parts 1, 3, 21 and 25 - 27;

◾

Mr Richard Kiel (P.E.) accepts responsibility for all portions of this Report relating to tailings storage facility design associated matters. Mr Kiel is responsible for Part 18.5 and the relevant sections of Parts 1, 3, 21, 25 to 27;

◾

Mr Stan Kagiannis (FAusIMM) accepts responsibility for all portions of this Report relating to processing plant design and shares responsibility for the operating cost estimate with Mr S. Kusabs. Mr Kagiannis has authored Parts 1.10, 1.12, 17, 21.4 to 21.5 (with Simon Kusabs), 25.2 and 25.3;

◾

Mr Paul Newling (FAusIMM) accepts responsibility for all portions of this Report relating to environmental, permitting and associated matters. Mr Newling has authored Parts 1.12, 4.3, 20, 25.2.7, 26.4 and 27.3.5;

◾

Dr. Zafir Ekmekçi (SME Registered Member) accepts responsibility for all portions of this Report relating to metallurgical testing and flowsheet selection. Dr. Ekmekçi is the author of Part 13 and for parts related to process design considerations of the Technical Report.

Table 2.1 lists the Qualified Persons responsible for the preparation of this Technical Report.

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INTRODUCTION

Competent Person	Position	Employer	Independent of [Issuer]	Date of Last Site Visit	Professional Designation	Sections of Report

Mr Peter Allen	Manager Technical Services	GR Engineering Services Ltd	Yes	17 September 2017	MAusIMM(CP), Qualified Person under National Instrument 43-101	Parts 1.1 to 1.3, 1.11, 1.13 to 1.17, 2, 3, 4, 5, 6, 18.1, 18.4, 18.7, 18.10 to 18.14, 19, 21.1, 21.2 to 21.3 (with Simon Kusabs), 22, 23, 24, 25, 26.3, 26.5, 27.1 and 27.3

Mr Stan Kagiannis	Principal Process Engineer	Formerly GR Engineering Services Ltd	Yes	13 March 2018	FAusIMM (Processing), Qualified Person under National Instrument 43-101	Parts 1.10, 1.12, 17, 21.4 to 21.5 (with Simon Kusabs), 25.2 and 25.3

Mr Simon Kusabs	Principal Consultant	AMC Consultants Pty Ltd	Yes	N/A	FAusIMM (Mining), Qualified Person under National Instrument 43-101	Parts 1.8, 15, 16.1, 16.3 to 16.15, 18.3, 21.2 to 21.3 (with Peter Allen), 21.4 to 21.5 (with Stan Kagiannis), 25.2 to 25.3, 26.1 and 27.2

Mr Chris Arnold	Principal Geologist	AMC Consultants Pty Ltd	Yes	28 July 2019	FAusIMM CP (Geology), Qualified Person under National Instrument 43-101	Parts 1.4 to 1.7, 7, 8, 9, 10, 11, 12, 14 and 25.2

Mr. Goktug Evin	Principal Hydrogeologist	SRK Consulting (US)	Yes	8 November 2019	SME Registered Member, Qualified Person under National Instrument 43-101	Parts 5.8, 16.2, 18.8 and the relevant sections of Parts 1, 3, 21, 25 - 27

Dr. Zafir Ekmekçi	Principal	Hacettepe Mineral Teknolojileri Ltd. Şti	Yes	17 September 2017	SME Registered Member, Qualified Person under National Instrument 43-101	Part 13 and the relevant sections of Parts 1, 3, 25 - 27

Mr. Ömer Ardıç	Principal Civil/ Geotechnical Engineer	INR Consulting & Engineering Inc.	Yes	16 July 2020	Professional Engineer (P.E.) SME Registered Member, MAIG. Qualified Person under National Instrument 43-101	Parts 18.2.2, 18.6, 18.9 and the relevant sections of Parts 1, 3, 21, 25 - 27

Mr Richard Kiel	Principal Geological Engineer	Golder Associates Inc.	Yes	15 October 2019	Professional Engineer (P.E.) Qualified Person under National Instrument 43-101	Part 18.5 and the relevant sections of Parts 1, 3, 21, 25 to 27

Mr Paul Newling	Managing Director	NewPro Consulting & Engineering Services Pty Ltd	Yes	13 March 2018	FAusIMM Qualified Person under National Instrument 43-101	Parts 1.12, 4.3, 20, 25.2.7, 26.4 and 27.3.5

Note:     Where Qualified Persons accept responsibility for parts of sections, that responsibility is limited to their areas of expertise

Table 2.1        Qualified Persons Responsible for the Preparation of this Technical Report

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INTRODUCTION

Full details of the qualifications of the authors of this Technical Report are set out in the Certificates of the Authors at the commencement of this Report.

2.4	Participants and Inspections of the Property

Prof. Dr. Zafir Ekmekçi (Principal - HMT) and Mr Paul Newling (Managing Director - NewPro) visited the Project site over the 15th and 16th of June 2016, along with various PFS consultants from GRES and AMC who were not involved with the current Study. The focus of the site visit was to review the PFS processing plant and site infrastructure location options (including waste dumps and tailings storage facilities), taking into account the topography, location of existing infrastructure, mine development and other physical parameters on site. The visit also included a visit to Rize and Hopa Ports, review of the main roads between site and the ports (and ultimately Erzurum in the interior) and a general view of the region, including visits to Artvin and Yusufeli in order to understand what facilities and services were available regionally to support the Hod Maden Project operation. The team was escorted by a large contingent of Artmin staff, including Dr Hakan Hassoy (Project Manager).

The site was visited again over the 16th and 17th of September 2017 by Mr Barnes Fallaw (Principal Backfill Engineer - AMC), Mr Paul Newling (Managing Director - NewPro), Mr Rod Schier (Manager Studies - GRES), Mr Peter Allen (Process Peer Review - GRES), Prof. Dr. Zafir Ekmekçi (Principal - HMT), Mr Ömer Ardıç (Principal Civil/Geotechnical Engineer - INR), and other GRES PFS consultants not involved in the current Study. The visit was organised to review alternative locations for tailings storage facilities and layout options in general (including assessing a potential move of the main infrastructure into Saliçor Valley) and attend a focus meeting in Artvin City. Again, the tour was well attended by Artmin personnel led by Mr Hakkı Boz and Dr Hakan Hassoy, as well as Mr Ömer Ardıç (Principal Civil/Geotechnical Engineer - INR). It should be noted that these visits also included meetings in Ankara, and Istanbul, and site visits to other locations and vendors.

The site was revisited on the 13 March 2018 by Mr Paul Newling (Managing Director - NewPro), Mr Stan Kagiannis (Principal Process Engineer - GRES), various other PFS consultants from GRES and AMC who were not involved in the Study and the Owner’s team, including representatives from Sandstorm (led by Mr Tom Bruington and Mr George Darling). The objective of this trip was to finalise site selections and verify the appropriateness of selected engineering solutions for the Study.

Mr Michael Sandy (Principal Geotechnical Engineer - AMC) visited the Project site from the 17th to the 21st of June 2019 to assist in selection of suitable geotechnical hole locations, review the geotechnical site works completed to date and to visually inspect drill core with corresponding logs.

Mr Chris Arnold (Principal Geologist - AMC) visited the site from the 22nd to the 28th of July 2019 to conduct an inspection of the Project site, interview site geologists, review selected drill core intersections, and observe sample preparation procedures.

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INTRODUCTION

Mr Andrew Strickland (Senior Study Manager - GRES), Mr Tony Patrizi (Study Sponsor - GRES), Mr Ömer Ardıç (Principal Civil/Geotechnical Engineer - INR), Mr Erdi Seyhan (Senior Civil Engineer - INR) and the Owner’s team visited site between the 4th and 8th of August 2019. The objectives of the site visit and meetings were to gain an understanding of the challenges of the site, potential constraints and to align thinking and the understanding between the various parties on the preferred plant and infrastructure locations. The site visit provided the attendees an appreciation of the terrain, which is very sheer in most parts. Land access and availability will be a key driver of the Project infrastructure layout and ultimately capital expenditure.

Mr Richard (Rick) Kiel (Principal Civil Engineer - GAI), Ms Hülya Salihoğlu Ertürk (Project Geotechnical Engineer - GAI), Mr. Erdem Altınbilek (Geological Engineer - Golder Associates Turkey, Ltd (GAT)), Mr. Mehmet Mirioğlu (Senior Designer - GAT), Mr. Ömer Ardıç (Principal Civil/Geotechnical Engineer - INR), and the Owner’s team visited site between the 14th and 15th of October 2019. The objectives of the site visit and meetings were to tour the tailings storage facility and borrow areas, gain an understanding of the challenges of the site and planned development of the Project and to support planning for further site studies as part of the Feasibility Design.

Mr Goktug Evin (Principal Hydrogeologist - SRK), Mr David Hoekstra (Principal Consultant Geoenvironmental - SRK) and the Owner’s team (Hakan Hassoy) visited the site between the 5th and 8th of November 2019. The objectives of the site visit and meetings were to observe surface water and hydrological conditions, plan for groundwater investigations and visit historic mine audits. Review on selected exploration cores and the surficial geology provided insight on hydrogeological and hydrological setting.

Mr. Ömer Ardıç (Principal Civil/Geotechnical Engineer - INR), Mr. Aykut Ayderman (Senior Geological Engineer), Mr. Erdi Seyhan (Senior Civil Engineer), and the Owner’s team visited the site between the 15th and 16th of July, 2020. The objectives of the site visit and meetings were to tour the Saliçor access road alignment and tunnel portals, substation location and waste dump/topsoil storage areas. The final designs of those structures were demonstrated to the Owner’s team and final project formulations were decided during this site visit.

No further site visits by international consultants have been conducted due to COVID 19 travel restrictions. These restrictions have prevented Mr Peter Allen from completing a recent site visit (last visited site September, 2017).

2.5	Sources of Information

The primary source and reference documents for this Technical Report were as follows:

◾	Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects, (NI 43-101), 2019;
◾	Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, (The “JORC Code 2012”), 2012;
◾	CIM Definition Standards for Mineral Resources and Mineral Reserves, prepared by the CIM Standing Committee on Reserve Definitions, adopted by CIM Council on May 10, 2014;
◾	GR Engineering Services, 2018. Technical PFS on the Hod Maden Project report compiled by GR Engineering Services and AMC Consultants prepared for Artmin Madencilik San. ve Tic. A.Ş.;

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INTRODUCTION

◾

AMC Consultants, 2018. Technical Report for the Hod Maden Project PFS National Instrument 43-101 compiled by GR Engineering Services and AMC Consultants prepared for Artmin Madencilik San. ve Tic. A.Ş.;

◾

Callan, N., J., 2013. Report on Geological Mapping and Prospect Evaluation, Hot Maden Property (Lic. #’s 201201058, 201201059, 20050853, 201200321), Artvin District, NE Turkey. Internal AMG technical report;

◾	The key files supplied to GRES included:
-	Drilling database - supplied in multiple spreadsheets:
o	HM_ALL_LOG(HTD001-HTD192A).xlsx;
o	HM_Alteration.xlsx;
o	HM_Collar.xlsx;
o	HM_GT_Col.xlsx;
o	HM_GT_Lth.xlsx;
o	HM_GT_Sur.xlsx;
o	HM_Lithology.xlsx;
o	HM_Project_Specific_Gravity_20181223.xlsx;
o	HM_Sample.xlsx;
o	HM_Survey.xlsx.
-	Geology interpretations:
o	Anhydrite_12122018.dxf;
o	Feox_12122018.dxf;
o	Jasper_12122018.dxf;
o	Network_12122018.dxf;
o	Prophlitic_12122018.dxf;
o	Qtzvein201907.dxf;
o	Qtzvein_12122018.dxfF1_12112018.dxf;
o	F2_12112018.dxf;
o	F3_12112018.dxf;
o	F4_12112018.dxf;
o	F5_12112018.dxf;
o	F6_12112018.dxf;
o	AndesiteBreccia_12092018.dxf;
o	ChloriteAndesiteBreccia_12092018.dxf;
o	DaciteBreccia_12092018.dxf;
o	Ferricrete_12092018.dxf;
o	GypsumVolcanosedimantary_12092018.dxf;
o	Massive Pyrite_12092018.dxf;
o	Massive Pyrite_Enrichment Zone_12092018.dxf;

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o	OB.dxf;
o	Overburden_12092018.dxf;
o	Void_12092018.dxf;
o	VolSedpackedincludingaAndBx_12092018.dxf;
o	HM_Project_E-W fault.dxf.
-	Surfaces:
o	Base of Oxidation.dxf.
◾	AMC and GRES have also utilised the following key files:
-	Mining:
o	Stantec, Crown Pillar Recovery - Trade-off Study Rev 0, March 2019;
o	Golder Associates (UK) Ltd (GAUK), Hod Maden Mine - Upper Zone Ore Body Undercut and Fill Mining Option in conjunction with Artificial Crown Pillar, Detailed Feasibility Study, April 2021.
-	Test Work:
o	SMC Test Report, JKTech Job No: 19001/P34, April 2019;
o	Microanalysis Australia;
o	Hod Maden Paste Backfill Rheology Report, AMC Consultants, January 2020;
o	SRK, Regional Meteorological Analysis/Phase-II;
o	Outotec Thickening Test Report, 324724 T1;
o	AMC, HM_ProcessPlan_2020 05 27_v0;
o	Hod Maden Project Water Discharge Specification, email dated 10 February 2020;
o	Outotec Filtration Test Report, 324725;
o	Outotec Thickening Test Report, 326589 (deslime cyclone overflow);
o	Outotec Filtration Test Report, 326590 (deslime cyclone U/F);
o	Weir, Low Sulfide Tails Deslime Assessment;
o	AMC, HM_PasteFillSched_200217;
o	Jar Mill Grindability Test Plant Report - A19822.
-	Topography:
o	topography final.dxf.
-	Other:
o	GAI, Feasibility Level TSF Design Report;
o	Various reports produced by INR covering waste dump site selection, hydrological calculations and road option studies/costings;
o	CIBC Copper and Gold consensus pricing;
o	Link Investment and Consulting, Hod Maden Marketing and Sale Strategy Report;
o	Fitch Copper Quarterly Report;
o	Fitch Gold Quarterly Report.

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INTRODUCTION

◾	NewPro Consulting & Engineering Services Pty Ltd have used a number key files to complete appropriate review and compilation of the environmental aspects of the Project:
-

Biodiversity Action Plan By Prof. Dr. Aydin Akbulut - Hacettepe University, Faculty of Education - Department of Biology Teaching; Dr. Safak Bulut - Hitit University Application and Research Centre for Biological Diversity; Teac. Ast. Hasim Altinozlu - Hacettepe University Faculty of Science Department of Biology; Meltem Tapan - Mitto Danismanlik A.S.;

-	Various reports by Mitto Danismanlik A.S. covering various aspects of environmental impact, including interpretive reports on hydrology, hydrogeology, geochemistry of wastes, climate and meteorology;
-	Input from Artmin in terms of permitting and stakeholder engagement.

2.6	Frequently Used Acronyms, Abbreviations, Definitions, and Units of Measure

Frequently used acronyms and abbreviations are listed in Table 2.2.

Abbreviation	Meaning

AACE	Association for the Advancement of Cost Engineering International

AAS	Atomic absorption spectrometry

AISC	All-in-sustaining cost

Ag	Silver

As	Arsenic

Au	Gold

AuEq	Gold equivalent - formula defined in Part 15

Capex	Capital expenditure

CIM	Canadian Institute of Mining, Metallurgy and Petroleum

Cu	Copper

DAF	Drift and Fill (mining method)

Dt	Dry tonne(s)

D80	80% passing size for a particle size distribution

EIA	Environmental impact assessment

EPCM	Engineering, Procurement, and Construction Management

FS	Feasibility Study

F80	Feed 80% passing size

G&A	Genral and administration

g/t	Grams per metric tonne

h	Hour(s)

ha	Hectare

ICOLD	International Commission on Large Dams

IRR	Internal rate of return

kg/t	Kilograms per metric tonne

km	Kilometres

kV	Kilovolt

kW	Kilowatt

kWh	Kilowatt-hour

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INTRODUCTION

Abbreviation	Meaning

L	Litres

Lb	Pound

LCT	Locked cycle (flotation) test

LHS	Long hole stoping (mining method)

LOM	Life of mine

Lpm	Litres per minute

M	Million(s)

m	Metres

m3	Cubic metres

mASL	Metres above (mean) sea level

mg/L	Milligrams per litre

Mlb	Million pound

MGM	Meteoroloji Genel Müdürlüğü (Turkish State Meteorological Service)

Mm	Millimetres

MPY	Massive Pyrite

Mt	Million tonnes

MTO	Material Take Off

NMI	National Measurement Institute (of Australia)

NPV	Net Present Value

NSR	Net Smelter Return

Opex	Operating expenditure

Oz	Ounce (Troy ounce used throughout)

P&ID	Piping and Instrumentation Diagram

Pb	Lead

PFS	Prefeasibility Study

PGZ	Poor ground zone

PO	Pyrite Ore

ppb	Parts per billion

ppm	Parts per million

PSD	Particle size distribution

P80	Product 80% passing size

QAQC	Quality assurance and quality control

RC	Reverse-circulation drilling method

RO	Regular ore

ROM	Run-of-mine

RQD	Rock quality designation

S	Sulfur

SG	Specific Gravity

Ss	Sulfide Sulfur

Sb	Antimony

SO2	Sulfur dioxide

ºT	Degrees relative to true north

t	Tonnes

t/a	Tonnes per annum

t/h	Tonnes per hour

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INTRODUCTION

Abbreviation	Meaning

tpd	Tonnes per day

TML	Transportable moisture limit

TSF	Tailings Storage Facility

USD	United States dollar

µm	Micron

V	Volt

VAT	Value-Added Tax

VMS	Volcanogenic massive sulphide

W	Watt

WBS	Work Breakdown Structure

WDF	Waste dump facility (waste rock storage facility)

wmt	Wet metric tonne

w/w	Weight by weight

w/v	Weight by volume

Zn	Zinc

Table 2.2        Acronyms and Abbreviations Frequently Used

It should be noted that figures presented in tables throughout this Technical Report may be rounded (e.g. costs presented in USD M or USD’000) and hence some rounding related discrepancies may occur in the totals.

2.7	Responsibility and Context of this Technical Report

The contents of this Technical Report were created using data and information provided by or on behalf of Artmin. The Qualified Persons have no reason to doubt the authenticity of the information received and they have reviewed and analysed the data provided and drawn their own conclusions augmented by direct field observations. This Technical Report was produced by the Consultants using information that is available to these parties as at the date stated on the cover page. The Consultants are under no obligation to update the information contained in this Technical Report at any time. Artmin has not advised the Consultants of any material change, or event likely to cause material change, to the operations or forecasts since the date of asset inspections.

The work undertaken for this Technical Report is that required for a technical review of the information, coupled with such inspections as were considered appropriate to prepare this Technical Report.

The Consultants have specifically excluded making any comments on the competitive position of the Relevant Asset compared with other similar and competing gold and copper producers around the world. The Consultants strongly advise that any potential investors make their own comprehensive assessment of both the competitive position of the Relevant Asset in the market, and the fundamentals of the gold and copper markets at large.

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The findings and opinions presented herein are not warranted in any manner, expressed or implied. The ability of the operator, or any other related business unit, to achieve forward-looking production and economic targets is dependent on numerous factors that are beyond the control of the Consultants, and cannot be fully anticipated by these parties. These factors included site-specific mining and geological conditions, the capabilities of management and employees, availability of funding to properly operate and capitalise the Project, variations in cost elements and market conditions, developing and operating the Project in an efficient manner, etc. Unforeseen changes in legislation and new industry developments could substantially alter the performance of any mining operation.

2.8	Capability and Independence

GRES is an ASX listed engineering and construction company with a global footprint, and has previously been involved with feasibility studies and project delivery in Turkey and other locations regionally. AMC provides independent mining advisory services to the global mining and finance sectors. Within its core expertise it provides independent technical reviews, resource evaluation, mining engineering and mine evaluation services to the resources and financial services industries. HMT is a subsidiary of Hacettepe University and provides independent testing and advisory services to the mining industry (in Turkey and elsewhere in Europe). Golder Associates USA Inc. is a wholly owned subsidiary of WSP providing consulting, design, and construction services in the areas of earth, environment, Oil and Gas, Mining, Manufacturing, Power, and Infrastructure. INR provides worldwide consulting and engineering services especially in mining and hydraulic projects mainly associated with geological, geotechnical, and hydraulic engineering disciplines. NewPro is an independent provider of consulting and engineering services to the mining industry. Areas of expertise cover processing and non-process infrastructure, mineral processing, hydrometallurgy, pyrometallurgy, tailings storage facilities, port, rail and environmental requirements.

All opinions, findings and conclusions expressed in this Technical Report are those of the Qualified Persons and their specialist advisors, as outlined in Part 2.3.

Drafts of this Technical Report were provided to the Artmin shareholder agreement partners, but only for the purpose of confirming the accuracy of factual material and the reasonableness of assumptions relied upon in this Technical Report.

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RELIANCE ON OTHER EXPERTS

3.	RELIANCE ON OTHER EXPERTS

3.1	Reliance on Other Experts

This Technical Report has been prepared specifically for Sandstorm. The findings and conclusions are based on information available at the time of preparation of the Technical Report.

The Qualified Persons have relied, in respect of legal aspects, upon the work of the issuer’s expert listed below. To the extent permitted under NI 43-101, the Qualified Persons disclaim responsibility for the relevant section of this Technical Report.

◾	Expert: Dr Hakan Hassoy, Mr Ebamüslüm Topal, Mrs Yonca Yıldırım, Mrs Nilüfer Türkçü Hıra and Ms Özgür Koçak of Artmin Madencilik San. ve Tic. A.Ş.;
◾	Report, opinion or statement relied upon: information on mineral tenure and status, licences and permitting, title issues, etc.;
◾	Extent of reliance: full reliance following a review by the Qualified Persons;
◾	Portion of Technical Report to which disclaimer applies: Part 4.

The Qualified Persons have relied, in respect of road and tunnel engineering, design and estimation of construction quantities, upon the work of the issuer’s expert listed below. To the extent permitted under NI 43-101, the Qualified Persons disclaim responsibility for the relevant section of this Technical Report.

◾	Expert: Mr Ömer Ardıç, and Erdi Seyhan of INR Consulting and Engineering Inc.;
◾	Report, opinion or statement relied upon: road and tunnel engineering, design and construction quantities;
◾	Extent of reliance: full reliance following a review by the Qualified Persons;
◾	Portion of Technical Report to which disclaimer applies: Part 18.6.

The Qualified Persons have relied, in respect of environmental aspects, upon the work of the issuer’s expert listed below. To the extent permitted under NI 43-101, the Qualified Persons disclaim responsibility for the relevant section of this Technical Report.

◾

Expert: Mr Fehmi Alemdar, Mr Tolga Kızıldağ and Mr İsmail Yazıcı of Artmin Madencilik San. ve Tic. A.Ş. (in respect to permitting and community engagement, stakeholder engagement and expropriation); Prof. Dr. Aydin Akbulut - Hacettepe University Faculty of Education, Department of Biology Teaching, Dr. Safak Bulut - Hitit University, Application and Research Centre for Biological Diversity; Mr Hasim Altinozlu - Hacettepe University Faculty of Science Department Of Biology; Mr Şahin Özdemir and Ms Meltem Tapan - Mitto Danismanlik A.Ş. (in terms of biodiversity baseline studies and impact assessment); Mr Cihan Aratman - Mitto Danismanlik A.Ş (in terms of acid rock drainage and geochemistry), Mr Serhat Demirel - GAT (in terms of hydrogeology and water monitoring and impact quality predictions); and, Mr Goktug Evin of SRK Danismanlik ve Muh A.Ş. (SRK) in terms of climate, hydrology and water monitoring and impact quality predictions;

◾	Report, opinion or statement relied upon: information on environmental studies, permitting, social and community impact, site monitoring remediation and reclamation, and closure plan;
◾	Extent of reliance: full reliance following a review by the Qualified Persons;
◾	Portion of Technical Report to which disclaimer applies: Part 20.

The Qualified Persons have relied, in respect of Turkish taxation, state royalties and applicable government fees, upon the work of the issuer’s expert listed below. To the extent permitted under NI 43-101, the Qualified Persons disclaim responsibility for the relevant section of this Technical Report.

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◾	Expert: Mr Salih Tural, Buğrahan Kızmaz and Mr Kaan Çalışır of Lidya Madencilik San ve Tic A.S.;
◾	Report, opinion or statement relied upon: information on Turkish tax, royalty and government fee issues;
◾	Extent of reliance: full reliance following a review by the Qualified Persons;
◾	Portion of Technical Report to which disclaimer applies: Part 4.3 and Part 22.

The Qualified Persons have relied, in respect of gold and copper market conditions and forward forecast, upon the work of the issuer’s expert listed below. To the extent permitted under NI 43-101, the Qualified Persons disclaim responsibility for the relevant section of this Technical Report.

◾	Expert: Mr Cem Elmastas of Link Investment and Consulting LLP, London;
◾	Report, opinion or statement relied upon: Commodity pricing forecast, market information and customer concentrate quality requirements;
◾	Extent of reliance: full reliance following a review by the Qualified Persons;
◾	Portion of Technical Report to which disclaimer applies: Part 19 and Part 22.

The Qualified Persons have relied, in respect of the modified drift and fill mining method, upon the work of the issuer’s expert listed below. To the extent permitted under NI 43-101, the Qualified Persons disclaim responsibility for the relevant section of this Report.

◾	Expert: Ms Sharon Strugnell and Mr John Elliott of Golder Associates (UK) Ltd.;
◾	Report, opinion or statement relied upon: Modified drift and fill mining method;
◾	Extent of reliance: full reliance following a review by the Qualified Persons;
◾	Portion of Technical Report to which disclaimer applies: portions relating to modified drift and fill in Sections 15, 16 and 21.

3.2	Report Contributors

Table 3.1 details other persons who have assisted the Qualified Persons in the preparation of this Technical Report.

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RELIANCE ON OTHER EXPERTS

Expert	Position	Employer	Independent of [Issuer]	Visited Site	Sections of Report

Mr Hakkı Boz	Projects & Operations Director	Artmin Madencilik San. ve Tic. A.Ş.	No	Yes	Parts 17, 18, 19, 20, 21, 24

Mr Salih Tural	Finance Director	Lidya Madencilik San. ve Tic. A.Ş.	No	No	Parts 21, 22

Mr Nuri Aşkın Sarpay	Director of Exploration	Artmin Madencilik San. ve Tic. A.Ş.	No	Yes	Parts 6, 7, 9

Dr Hakan Hassoy	Project Manager	Artmin Madencilik San. ve Tic. A.Ş.	No	Yes	Parts 4, 5, 13, 17, 18, 19, 20, 21, 22, 23, 24, 25

Mr Erdener Can Kuzu	Technical Services Superintendent	Artmin Madencilik San. ve Tic. A.Ş.	No	Yes	Parts 14, 15, 16, 18, 21, 22

Mr Berk Özcan	Project Engineer	Artmin Madencilik San. ve Tic. A.Ş.	No	Yes	Parts 15, 16, 18, 21

Mr Selçuk Çoban	Project Engineer	Artmin Madencilik San. ve Tic. A.Ş.	No	Yes	Parts 14, 16, 20

Ms Aslı Demircioğlu	HR Manager	Lidya Madencilik San. ve Tic. A.Ş.	No	Yes	Parts 21, 24

Mr Tolga Kızıldağ	Community Relations Manager	Artmin Madencilik San. ve Tic. A.Ş.	No	Yes	Part 20

Mr Fehmi Alemdar	HSE and Sustainability Manager	Lidya Madencilik San. ve Tic. A.Ş.	No	Yes	Parts 1, 3, 20, 25, 26, 27

Mr Ebamüslüm Topal	Senior Project Geologist	Artmin Madencilik San. ve Tic. A.Ş.	No	Yes	Parts 7, 8, 9, 10

Mr Emre Tezcan	Project Geologist	Artmin Madencilik San. ve Tic. A.Ş.	No	Yes	Parts 7, 8, 9, 10

Ms Yonca Yıldırım	Database Manager	Artmin Madencilik San. ve Tic. A.Ş.	No	Yes	Parts 6, 10, 11, 12

Ms Gamze Gundogdu	Database Expert	Artmin Madencilik San. ve Tic. A.Ş.	No	Yes	Parts 6, 10, 11, 12

Ms Özgür Koçak	Mining Rights Superintendent	Artmin Madencilik San. ve Tic. A.Ş.	No	Yes	Parts 4, 20, 21, 23

Mr Kaan Çalışır	Financial Planning and Reporting Manager	Lidya Madencilik San. ve Tic. A.Ş.	No	No	Part 22

Mr Yıldıray Çınar	Finance Superintendent	Lidya Madencilik San. ve Tic. A.Ş.	No	No	Part 22

Mr Buğrahan Kızmaz	Senior Finance Specialist	Artmin Madencilik San. ve Tic. A.Ş.	No	No	Part 22

Mr Özgür Gül	Corporate Development Chief	Artmin Madencilik San. ve Tic. A.Ş.	No	Yes	Part 19

Mr İsmail Yazıcı	Chief Environmental Engineer	Artmin Madencilik San. ve Tic. A.Ş.	No	Yes	Parts 1, 3, 20, 25, 26, 27

Mr Yahya Kemal Boz	Senior Electrical Engineer	Lidya Madencilik San. ve Tic. A.Ş.	No	Yes	Parts 18, 21

Mr Özlem Bıçak	Consultant	Hacettepe Mineral Teknolojileri Ltd. Şti	Yes	No	Part 13

Mr Şevket Acar	Principal	Acar Metallurgical Consulting LLC	Yes	No	Part 13

Mr Aykut Ayderman	Senior Geological Engineer	INR Mühendislik Müşavirlik A.Ş.	Yes	Yes	Part 18

Mr Erdi Seyhan	Senior Civil Engineer	INR Mühendislik Müşavirlik A.Ş.	Yes	Yes	Part 18

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RELIANCE ON OTHER EXPERTS

Expert	Position	Employer	Independent of [Issuer]	Visited Site	Sections of Report

Mr. Troy Meyer	Corporate Technical Quality Manager - Peer Review	Tierra Group International	Yes	No	Part 18

Mr Tony Patrizi	Executive Director/Study Sponsor	GR Engineering Services Ltd	Yes	Yes	Part 17, 18, 21, 24

Mr Rod Schier	Project Engineering Manager/Engineering Peer Review	GR Engineering Services Ltd	Yes	Yes	Part 17, 18, 21, 24

Mr Andrew Strickland	Senior Study Manager	Blackstone Minerals (formerly GR Engineering Services Ltd)	Yes	Yes	Parts 1 - 6, 18, 19, 21 - 24 and the relevant sections of Parts 1, 3, 25 - 27

Mr Brendan Purcell	Senior Study Manager	GR Engineering Services Ltd	Yes	No	Parts 1 - 6, 18, 19, 21 - 24 and the relevant sections of Parts 1, 3, 25 - 27

Mr Ron O’Neil	Senior Project Engineer	GR Engineering Services Ltd	Yes	No	Part 17, 18, 21, 24

Mr Paul Sceresini	Senior Mechanical Engineer	GR Engineering Services Ltd	Yes	No	Part 17, 18,

Mr Rob Sceresini	Principal Civil Engineer/Closure Engineer	GR Engineering Services Ltd	Yes	No	Part 17, 18, 21, 24

Mr Mark Mathews	Senior Project Engineer	GR Engineering Services Ltd	Yes	No	Part 17, 18, 21, 24

Mr David Zeller	Electrical Engineering Manager	GR Engineering Services Ltd	Yes	No	Part 17, 18, 21, 24

Mr Chiraag Patel	Senior Electrical Engineer	GR Engineering Services Ltd	Yes	No	Part 17, 18, 21

Mr Phil Pattinson	Senior Project Engineer	GR Engineering Services Ltd	Yes	No	Part 21

Mr Kingsley Horton	Principal Mining Engineer	AMC Consultants Pty Ltd	Yes	No	Part 16

Mr Barnes Fallaw	Principal Mining Engineer	AMC Consultants Pty Ltd	Yes	Yes	Part 16 and 18.11

Mr Mike Sandy	Principal Geotechnical Engineer	AMC Consultants Pty Ltd	Yes	Yes	Part 16

Mr Mick Salvoni	Senior Geotechnical Engineer	AMC Consultants Pty Ltd	Yes	No	Part 16

Mr Andrew Millar	Principal Metallurgist	AMC Consultants Pty Ltd	Yes	Yes	Part 16

Mr Gavin Halim	Senior Mining Engineer	AMC Consultants Pty Ltd	Yes	No	Part 16

Mr Matthew Nimmo	Principal Data Analyst	AMC Consultants Pty Ltd	Yes	No	Part 13

Mr Dean Carville	Principal Geologist	AMC Consultants Pty Ltd	Yes	No	Part 12

Mr Jeremy Atkinson	Principal	Northshore Capital Advisors	Yes	No	Part 19, 22

Ms Sharon Strugnell	Group Leader - Shafts and Tunnels Division	Golder Associates (UK) Ltd.	Yes	No	Part 16

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RELIANCE ON OTHER EXPERTS

Expert	Position	Employer	Independent of [Issuer]	Visited Site	Sections of Report

Mr Jono Cook	Director of Geotechnical - Shafts and Tunnels Division	Golder Associates (UK) Ltd.	Yes	No	Part 16

Mr John Elliott	Principal	Golder Associates (UK) Ltd.	Yes	No	Part 16

Ms Hülya Salihoğlu Ertürk	Project Geotechnical Engineer	Golder Associates Inc. (USA)	Yes	Yes	Part 18.5

Mr. Alan Hull	Global Seismic Practice Leader	Golder Associates Inc. (USA)	Yes	No	Part 18.5

Ms Christine Campbell	Principal Water Resources Engineer	Golder Associates (UK) Ltd.	Yes	No	Part 18.5

Mr Andrea Canel	Senior Water Resources Engineer	Golder Associates (UK) Ltd.	Yes	No	Part 18.5

Mr Darren Healy	Project Water Resources Engineer	Golder Associates (UK) Ltd.	Yes	No	Part 18.5

Mr Erdem Altınbilek	Geological Engineer	Golder Associates (Turkey) Ltd.	Yes	Yes	Part 18.5

Mr Mehmet Mirioğlu	Civil Designer	Golder Associates (Turkey) Ltd.	Yes	Yes	Part 18.5

Mr David Hoekstra	Principal Consultant (GeoEnvironmental)	SRK Consulting (U.S.) Inc.	Yes	Yes

Mr Mehmet Yumlu	Principal Consultant	Backfill Geotechnical Mining Consultants Pty Ltd	Yes	Yes

Prof. Dr. Hayri Duman	Professor	Gazi University, Science Faculty, Biology Dept.	Yes	Yes	Part 20

Prof Aydĺn Akbulut	Professor	Hacettepe University	Yes	Yes	Part 20

Dr. Şafak Bulut	Senior Lecturer	Hitit University	Yes	Yes	Part 20

Prof. Dr. Zafer Ayaş	Professor	Hacettepe University, Science Faculty, Biology Dept.	Yes	Yes	Part 20

Prof. Dr. Abdullah Hasbenli	Professor	Hacettepe University, Science Faculty, Biology Dept	Yes	Yes	Part 20

Mr Hasim Altinozlu	Researcher	Hacettepe University, Science Faculty, Biology Dept	Yes	Yes	Part 20

Prof. Dr. Özgür Eminağaoğlu	Professor	Artvin Coruh University	Yes	Yes	Part 20

Prof. Dr. Temel Göktürk	Professor	Artvin Coruh University	Yes	Yes	Part 20

Giray Pelenk	Geological Engineer	Golder Associates (Turkey) Ltd.	Yes	Yes	Part 20

Berkin Görgün	Hydrogeological Engineer	Golder Associates (Turkey) Ltd.	Yes	Yes	Part 20

Serhat Demirel	Operations Manager (Turkey)	Golder Associates (Turkey) Ltd.	Yes		Part 20

Mehmetcan Özkadĺoğlu	Hydrologist	SRK	Yes	Yes	Part 20

Emre Onay	Hydrogeologist	SRK	Yes	Yes	Part 20

Merve Çoruhlu	Environmental Engineer	Mitto Consultancy	Yes	Yes	Part 20

Fadime Yücel Kĺbrĺs	Geology Engineer	Mitto Consultancy	Yes	Yes	Part 20

Şahin Özdemir	Chief Executive Officer	Mitto Consultancy	Yes	No	Part 20

Cihan Aratman	Geoscientist	Mitto Consultancy	Yes	Yes	Part 20

Meltem Tapan	Environmental Engineer	Mitto Consultancy	Yes	Yes	Part 20

Mr Cem Elmastaş	Director	Link Investment & Consulting LLP (United Kingdom)	Yes	Yes	Parts 18, 19, 21

Note:     Where Qualified Persons accept responsibility for parts of sections, that responsibility is limited to their areas of expertise

Table 3.1        Other Persons Who Have Assisted the Qualified Persons

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PROPERTY DESCRIPTION AND LOCATION

4.	PROPERTY DESCRIPTION AND LOCATION

4.1	Location

The Hod Maden Project site is situated within the Eastern Pontides tectonic belt, which coincides with the 500 km long, and 50 km to 75 km wide mountain chain extending along the southeastern Black Sea coastline. Hod Maden is located approximately 20 km south of Artvin and 130 km northeast of Erzurum in northeastern Turkey near the border with Georgia. The Project site currently comprises an exploration camp with no mining commenced at the site (Figure 4.1). The Project uses ED50 co-ordinate reference system (CRS) and projection UTM Zone 37N. The Project centre coordinates are:

◾	Northing 4,542,200 m;
◾	Easting 740,600 m.

Figure 4.1        Location and Access Map

The north-south striking Hod Maden deposit is transected by the (locally) east-west trending Maden Creek Valley, with the valley populated by scattered neighbourhoods of residential dwellings. The village of Yukarimaden sits in close proximity to the deposit, while the village of Aşağımaden sits approximately 2 km downstream.

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The site is well positioned to access infrastructure. YukarImaden village lies within the property and has limited power, running water, and sewage treatment facilities. Two high tension power lines (154 kV and 380 kV) stretch across hilltops above the Project area.

Two concentrate handling facilities and ports are situated on the Black Sea coast near the Project. The closest is Hopa, approximately 120 km by road from Yukarimaden. Hopa was built to handle copper concentrate from the nearby Murgul mine. The second is Rize, which handles concentrate from the Cayeli mine, approximately 200 km from the Project.

4.2	Land Tenure

4.2.1	Leases

The Hod Maden Property consists of Turkish operating licence 87288 comprising a total land area of 3,511.71 hectares. The licences, shown in Figure 4.2, are 100% owned by Artmin, a 70:30 jointly owned company between Lidya Madencilik (Lidya) and Sandstorm Gold Ltd (Sandstorm).

No.	City	Town	License No.	ER No.	Sheet No.	Area (ha)	License Date	Due Date

1	ARTVİN	MERKEZ	87288	3389160	G47 b2,b1 F47 c3, c4,	3.511,71	04.02.2013	06.02.2023

Table 4.1        Hod Maden Project - License Details

4.2.2	Private Lands

The tenements are covered by numerous small freeholdings (private lands) which Artmin is in the process of acquiring via private sale or expropriation process. Currently 77% of the required land has been purchased by Artmin. The expropriation process was approved and commenced by The General Directorate of Mining and Petroleum Affairs (the Mining Directorate, MAPEG) on March 18, 2020. The population to be affected is very small and a high proportion of the effected land has been purchaced. Expropriation of the remained is well advanced as much of the remaining land is titled to people who have long since passed. A budget for land purchases, resumption and restitution has been allowed for in the capital cost estimate.

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PROPERTY DESCRIPTION AND LOCATION

Figure 4.2        Tenement Map

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PROPERTY DESCRIPTION AND LOCATION

4.3	Permitting and Environmental Liabilities

The Ministry of Energy and Natural Resources (MENR) is the ministry responsible for overseeing the mining industry. The General Directorate of Mining and Petroleum Affairs, a department of MENR, grants licences and regulates mining activity.

Obtaining approval to proceed with the Project however required a positive decision from the Ministry of Environment, Urbanisation and Climate Change in regards to an Environmental Impact Assessment (EIA). This approval was gained from the Ministry on the 17th of November, 2021. There are a number of other permits that will need to be obtained following this decision (and technically can only be issued after the EIA is approved), however these permits should follow readily as most of the government departments that issue these permits participated on the Technical Review Committee that formulated the required commitments from Artmin as a basis of approval of the EIA.

Mining activities and related liabilities in Turkey are regulated by the Mining Law No 3213 dated 15 June 1985 (amended in 2004 by Law 5177, 2010 by Law 5995, 2015 by Law 6592; 2017 by Law 7020, 2017 by Law 7061, 2018 by Law 7103 and 2019 by Law 7164) (the Mining Law), together with the Mining Regulation dated 21 September 2017 (the Mining Regulation) and the Mining Waste Directive dated 15 July 2015.

Under Turkish Mining Law provisions, an exploration licence (enables holder to carry out exploration activities in a specific area), an operating licence (enables holder to carry out operational activities), and an operating permit (enables holder to operate a mine) are required to be taken to perform mining activities. Hod Maden operating licence was granted on February 4, 2013 by Mining Directorate.

4.3.1	Protection of Nationals

Employment laws regulating the employment of Turkish nationals apply to foreign nationals working in Turkey. Turkey also has laws regulating the acquisition of work and residence permits for foreign nationals who intend to work in Turkey. Foreign nationals can work in Turkey after obtaining work and residence permits, and there are no nationality restrictions. However, under Turkish law, employers are required to employ five Turkish employees for each foreign employee. In addition, there are further requirements with which the employer company must comply, such as a minimum share capital and a foreign shareholding ratio. None of these requirements present an impediment to the development of this Project.

4.3.2	Fees and Duties

Licences are subject to an application fee, and an annual licence fee as per amendments in 2019 by Law 7164 (70% is from licence value and 30% is from environment-friendly guarantee) to be determined under Mining Law.

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PROPERTY DESCRIPTION AND LOCATION

The Mining Regulation also introduced the concept of an “environment-friendly guarantee”, which is an annual guarantee payment which becomes payable when the operating licence is issued. It is understood that 30% of the licence value (environment-friendly guarantee) will be returned at closure, which in practice will partially reimburse the cost of closure.

4.3.3	Minimum Expenditures and Protection of the Environment

Under the Environmental Law (dated 11 August 1983 as amended from time to time) and the Environmental Impact Assessment Regulation (dated 17 July 2008 as amended from time to time), investors are required to undertake an environmental impact assessment in order to conduct certain mining activities that fall within the scope of the Environmental Impact Assessment Regulation (Turkish Ministry of Environment, Urbanisation and Climate Change). This has been completed and a positive decision has been provided by the Ministry.

Current licence fees (sunk costs) are depicted in Table 4.3. These licences enable Artmin to undertake the following activities within the leases on Forestry lands. Activities on private lands require the consent of the owners.

Licence No	Purpose of Forestry Permit	Total Area of Forestry Permit (m²)

IR.87288	16,926.67 m² Waste Dump Area + 82,822.31 m² Road + 7,715.75 m² Transformer Building + 45,481.18 m² Vegetative Soil Storage Area (PTL)	152,945.91

IR. 87288	30,218.19 m² Drilling Area + 198,901.33 m² Road (Combination of all permits)	229,119.52

IR. 87288	10,936.81 m² Drilling Area + 42,717.92 m² Road	53,654.73

IR. 87288	232.27 m² Road	232.27

Table 4.2        List of Forestry Permits

Payments (2020)	Operating Licence (87288)

Licence Value (ACCORDING TO MINING LAW)	179,135.00 TL

Forestry Land Permit Fee (52 drill sites)	62,995.64 TL

Forestry Land Permit Fee (30 drill sites)	64,106.52 TL

Forestry Land Permit Fee (30 drill sites)	81,286.93 TL

Forestry Land Permit Fee (Road)	12,187.19 TL

Forestry Land Permit Fee (28 drill sites)	77,075.47 TL

Forestry Land Permit Fee (61 drill sites)	261,384.40 TL

Forestry Land Permit Fee (30 drill sites)	33,514.41 TL

Note: Fees are in Turkish lira.

Table 4.3        Operating Licence Fee and Forestry Land Fees for 2020

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PROPERTY DESCRIPTION AND LOCATION

Note that payment liability is variable. Licence values are determined by MAPEG every year. The revaluation rate is determined annually by the Ministry of Finance according to the provisions of the Tax Procedure Law.

As a result, the 2020 licence value is determined by increasing the amount of the previous years at the revaluation rate (according to Mining Law Article 13). Fees are announced on the website of the Mining Directorate:

http://www.mapeg.gov.tr/maliDenetim.aspx

A preliminary list is provided in Table 4.4. Key to obtaining permits has been acceptance and approval of an Environmental Impact Assessment. A positive decision on the EIA has been obtained from the General Directorate of Environmental Impact Assessment (EIA), Permit and Inspection (part of the Ministry of Environment, Urbanisation and Climate Change).

Subject Matter	Permit Required	Corresponding Government Authority	Projected Time to Obtain	Comments

Water Regulations	Water Exploration & Use Permits (Surface and Ground Water)	Ministry of Forestry and Water Affairs/General Directorate of State Hydraulic Works	With/After the EIA process	Will be taken once and will continue throughout project life

Water Regulations	Use of tailings Paste Backfill bellow water table	Ministry of Forestry and Water Affairs/General Directorate of State Hydraulic Works	After the EIA is granted	Applications are not currently being accepted due to regulation compliance

Forestry Law	Forestry Permit	Ministry of Forestry and Water Affairs/General Directorate of Forestry	After the EIA is granted	Will be taken once and will continue throughout project life. To be paid every year

Regulations on Explosives	Explosive Use & Transport & Storage Authorization	Gendarme & Governorship & Police Directorate	Before the operation stage	To be renewed every year. A Blast Evaluation Report needs to be drafted by Artmin.

Mining Law	Land Usage and Acquisition of Land for Mine Sites, Plant and Infrastructure	General Directorate of Mining Affairs/Ministry of Energy and natural resources & Artvin Governorship	After the EIA is granted	Will be taken once and will continue throughout project life

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PROPERTY DESCRIPTION AND LOCATION

Subject Matter	Permit Required	Corresponding Government Authority	Projected Time to Obtain	Comments

	Operation Permit for Underground Mine	General Directorate of Mining Affairs/Ministry of Energy and natural resources	With/After the EIA process	Will be taken once and will continue throughout project life

Environmental Regulations	EIA permit	Ministry of Environment, Urbanisation and Climate Change/General Directorate of EIA, Permit and Inspection	Granted November 17, 2021	Granted with conditions
	Temporary Operating Certificate	Ministry of Environment, Urbanisation and Climate Change	After the EIA is granted and before the operation stage	For one year
	Environmental Permit or Environmental Permit and Licence for both construction and operational activities(including air emissions, noise, wastewater discharge permits, mine waste storage facility licensing)	Ministry of Environment, Urbanisation and Climate Change/General Directorate of EIA, Permit and Inspection	Within the validity of the Temporary Operating Certificate	Will be renewed every five years.
	Environment Plan or Regulatory Development Plan or Master Plan	Ministry of Environment, Urbanisation and Climate Change/General Directorate of Spatial Planning or Municipality	After the EIA is granted	Will be taken once and will continue throughout project life
	Temporary Waste Storage Permit	Artvin Governorship/Provincial Directorate of Environment and Urbanisation	After the EIA is granted	Will be taken once and will continue throughout project life

	Mine Waste Disposal Approval	Ministry of Environment, Urbanization and Climate Change	After the EIA is granted and with the completion of Construction of TSF and PAG Waste Rock Storage Area (North Waste Rock Storage Area)	Will be taken once and will continue throughout project life

	Provincial Directorate Letter of Conformity	Provincial Directorate of Environment and Urbanisation	After Completion of Construction Phase of Mining Facilities	Will to be renewed every renewal of environmental permit.

	Capasity Report	Artvin Chamnber of Industry and Commerce	After Completion of Construction Phase of Mining Facilities	Will to be renewed every three years.

	Approval of the Design of the Wastewater Treatment Plant	Ministry of Environment, Urbanisation and Climate Change	After the EIA is granted	Will be taken once and will continue throughout project life

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PROPERTY DESCRIPTION AND LOCATION

Subject Matter	Permit Required	Corresponding Government Authority	Projected Time to Obtain	Comments

Hazardous Materials	Hazardous Materials Operating Certificate	Ministry of Transport, Maritime Affairs and Communications	Before the operation stage	Will to be renewed every five years.
	Obtain the Necessary Approvals According to the Regulation on Prevention of the Risks of Major Industrial Accidents	Ministries of Environment, Urbanisation and Cliate Change & Labour and Social Security	Before the operation stage	Will be taken once and will continue throughout project life

Road Usage	Highway connection permit	Ministry of Transport, Maritime Affairs and Communications General Directorate of Highways	With the EIA process	Will be taken once and will continue throughout project life

Agriculture Land Usage	Permit for non-agricultural use	Ministry of Food, Agriculture and Livestock	With/After the EIA process	Will be taken once and will continue throughout project life

Power Supply	Energy Connection Permit	Turkish Electricity Distribution Corporation	With/After the EIA process	Will be taken once and will continue throughout project life

Governorship Permits	Village road usage permit Business Opening and Operating Permit Building Use Permit Exemption for Mining Area	Artvin Governorship/Provincial Special Administration	After the EIA is granted	Will be taken once and will continue throughout project life

	Industry Registration Certificate	Ministry of Industry and Technology	After production in first 2 months	Will be taken once and will continue throughout project life

Security	Private Security Permission	Governorship & Gendarme	Before the construction stage	Will be taken once and will continue throughout project life

Radio Permit	Radio Permit	Ministry of Interior	Before the construction stage	Will be taken once and will continue throughout project life

Table 4.4        List of Permits Required

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PROPERTY DESCRIPTION AND LOCATION

* In case of any changes in the Project details that are required to be renewed without depending on the Project life and the period specified in the permission document, these permissions would be renewed.

4.4	Financial Agreements

4.4.1	Agreements

There are currently no significant financial arrangements with third party stakeholders for the Project, such as off-take agreements, shipping and port handling agreements, land holder agreements or access agreements. There are rental agreements in place (as summarised in Table 4.5) to utilise the exploration office, accommodation camp and core yard land. All responsibilities of the contractor camp area at Yukarimaden are under the local drilling contractor’s responsibility.

Contract of Rent

Location of Rental Area	From	To	Payment Type	Type of Utilization

Block 300 Parcel 13	1-01-2016	31-12-2025	annual	Coreyard
Block 300 Parcel 14	1-01-2017	1-01-2026	annual
Block 300 Parcel 14	1-01-2017	1-01-2026	annual
Block 300 Parcel 14	1-01-2017	1-01-2026	annual
Block 300 Parcel 2	21-11-2015	21-10-2025	annual

Block 388 Parcel 34	1-01-2018	31-12-2028	monthly	Offices & Accommodation Area

Table 4.5        Land Rental Agreement Summary

4.4.2	State Royalties

Royalties are payable to the state in Turkey on the principle of the value of the commodity at the underground mine portal. The royalty base is therefore arrived at by subtracting all non-mining related on-site and off-site operating costs (including forestry fees, corporate expenses, freight and TC/RCs) and all non-mining related depreciation and amortisation from the gross revenue from payable minerals. Applicable royalty percentages are applied to the royalty base. A list of specific deductions applied in the calculation of the royalty base is shown in Part 22.

Prior to April 2020, the overall royalty rate for a polymetallic mine in Turkey was the rate derived from the value of the mineral forming the greatest proportion of gross revenue from payable metals in a given period. However, in April 2020 the regime changed to one where applicable royalty rates were applied separately by commodity and the rates for each commodity in a given period depend on the price of that commodity. The royalty base for each metal is calculated pro-rata to the gross revenue from payable metal proportions. This means that, if gold is 80% of gross revenue, it will also attract 80% of common deductible costs in its royalty base.

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Royalty rates for gold and copper are shown in the tables below:

Royalty Rate (%)	Gold (USD/oz)

1.25	<800

2.50	801-900

3.75	901-1000

5.00	1001-1100

6.25	1101-1200

7.50	1201-1300

8.75	1301-1400

10.00	1401-1500

11.25	1501-1600

12.50	1601-1700

13.75	1701-1800

15.00	1801-1900

16.25	1901-2000

17.50	2001-2100

18.75	>2101

◾	The mean value of the London Stock Exchange is taken as basis of the period during which the state royalty is accrued.
◾	The mean value of the Central Bank of the Republic of Turkey is taken as basis of the period during which the state royalty is accrued.
◾	The price notified by the Turkish Ministry of Energy and Natural Resources shall be taken as the basis for mineral that are publicly traded.
◾	The fractional numbers coning after the decimal point are rounded to the nearest decimal.

  Source:        Reproduced from Turkish Mining Law, as amended April 2020

Table 4.6        Gold Royalty Rate According to Ore Type (under Turkish Mining Law)

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Royalty Rate (%)	Copper (USD/t)

1.00	<5000

2.00	5001 - 5300

3.00	5301 - 5600

4.00	5601 - 5900

5.00	5901 - 6200

6.00	6201 - 6500

7.00	6501 - 6800

8.00	6801 - 7100

9.00	7101 - 7400

10.00	7401 - 7700

11.00	7701 - 8000

12.00	8001 - 8300

13.00	8301 - 8600

14.00	8601 - 8900

15.00	>8901

◾	The mean value of the London Stock Exchange is taken as basis of the period during which the state royalty is accrued.
◾	The mean value of the Central Bank of the Republic of Turkey is taken as basis of the period during which the state royalty is accrued.
◾	The price notified by the Turkish Ministry of Energy and Natural Resources shall be taken as the basis for mineral that are publicly traded.
◾	The fractional numbers coming after the decimal point are rounded to the nearest decimal

  Source:        Reproduced from Turkish Mining Law, as amended April 2020

Table 4.7        Copper Royalty Rate According to Ore Type (under Turkish Mining Law)

4.4.3	Sandstorm Royalty

The Sandstorm Royalty is effectively a 2.0% NSR royalty. The royalty base is calculated by subtracting smelter costs (TC/RCs), freight and transport from site to smelter and the state royalty from the gross revenue from payable metals.

4.4.4	Incentive Investment Scheme (IIC)

Turkey offers a number of investment incentive schemes and the Hod Maden Project may qualify for the regional incentive scheme. The regional incentive scheme can provide:

◾	Reduced corporate tax rate from 20% to 2% on up to 50% of the initial capital investment (30% is assumed for Hod Maden as advised by Artmin);
◾	Exemption from customs duties (during the certifiable period);
◾	VAT exemptions on local and imported equipment and machinery (during the certifiable period);
◾	Support for employer share of social security exemptions;
◾	Support for loan interest payments.

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The IIC initially covers the development/construction period but may either be extended or replaced with a similar scheme to retain some or all of the benefits into the production phase.

Details of the specific applicability of the IIC for Hod Maden will be investigated further by Artmin as part of the implementation plan for the Project.

4.5	Other Significant Factors and Risks

There are a number of operating metallic mines in the north-eastern region of Turkey. Other major projects in the area have been associated with hydroelectric power generation. Although there has been some resistance to some of these projects in the past, they have eventually advanced. Locally, negative sentiment was expressed towards the Hod Maden Project in the early development period, mainly around the possible use of cyanide. This negative sentiment has largely dissipated and Artmin have focussed on processing options that do not require the use of cyanide.

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5.	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1	Access

The Project site is accessible from Artvin city (20 km radially, one hour by road) or from Erzurum city (130 km radially, 2.5 hours by road via Yusufeli). The highways from Artvin or Erzurum are asphalt to the main road junction along the reservoir on the Çoruh River. The road leading away from the reservoir to the working area and nearby Yukarimaden village is partly asphalt.

Yukarimaden village lies within the property and has limited power, running water, and sewage treatment facilities. The school was closed many years ago and the old school building is currently used by Artmin as a base for exploration activities.

A map of the region has been provided in Part 4 refer to Figure 4.1 and Figure 4.2.

5.2	Climate

5.2.1	General

The Project site is located in the northwest of the Coruh basin in north-eastern Turkey. The Coruh basin represents a transitional climate between the characteristics of the Mediterranean climate of the Black Sea and the continental climate. The site is classified according to the Köppen-Geiger climate classification system as Csb, which describes the climate as warm-summer Mediterranean climate with dry summers and the majority of the precipitation in the winter (MGM, 2020).

The Project site is located in a mountainous basin at approximately 900 m above sea level (mASL), while the highest elevation of the basin is around 2,830 mASL, a difference of approximately 1,900 m. This level of elevation difference directly affects the distribution of temperature and hence the amount of precipitation, and especially the type of precipitation through the basin. Low and medium elevation zones are mostly under the influence of rain, while snow is more likely at high altitudes.

An automated weather station is installed on the ridge between the Saliçor and Surakev drainages at elevation 1,503 mASL and is operated by the General Director of Meteorology (MGM) as the Yukarımaden Köyü Automatic Meteorological Observation Station (Yukarımaden Station) (SRK 2020). However, the Yukarımaden station has only been operating since late June of 2017 which is not sufficient for long term climate statistics. Remote sensing data from the PERSIANN data set (PERSIANN, 2020) and the MERRA-2 data set (MERRA-2, 2020) have been used to explore the full range of historical monthly precipitation and temperatures.

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5.2.2	Precipitation

Precipitation from the Yukarımaden weather station indicated a mean annual precipitation of 322.9 mm/y, based on the two complete years of records, as shown in Table 5.1.

Year	Yukarımaden Station Monthly Mean Precipitation (mm)												Annual Precipitation (mm)
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec

2017						--	12.9	18.2	25.3	45.3	13.7	5.3	--

2018	23.5	11.6	30.1	3.9	108.9	31.4	24.2	32.6	54.9	41.3	15.2	40	417.6

2019	12.2	15.5	19.7	44.1	30.9	41.5	15.5	4.5	20.7	1.8	3.6	18.2	228.2

Monthly Avg.	17.9	13.6	24.9	24.0	69.9	36.5	17.5	18.4	33.6	29.5	10.8	21.2	322.9

Table 5.1        Monthly Precipitation Totals from the Yukarımaden Station

The 19-year PERSIANN record, when regressed to match the two years of on-site records, indicates a mean precipitation of 254 mm. The PERSIANN data set represents a 0.25° x 0.25° grid (approximately 28 km x 21 km grid) and averages the precipitation over an area that is typically lower in elevation than the Yukarımaden Station and thus lower precipitation.

5.2.3	Temperature

Temperatures recorded over the 30-month period of operations at the Yukarımaden station show a mean annual temperature of 9.9°C and range from -4.2°C in January to a high of 27.5°C as shown in Figure 5.1.

An analysis of the 10-year record from the MERRA-2 data set (MERRA-2, 2020) provide similar monthly mean temperatures and an average annual temperature of 9.1°C, but an expanded range, as shown in Figure 5.1.

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Figure 5.1        Monthly Temperatures at the Site

Based on the longer MERRA-2 data set, temperatures at the site are expected to range from -17°C in January to 34°C in July. Minimum, maximum and mean monthly temperatures for both the Yukarımaden station and the MERRA-2 data set are also shown in Table 5.2.

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec

Yukarimaden Maximum	2.7	6.1	8.0	14.1	20.6	25.9	26.4	27.5	23.3	16.2	9.9	5.4

Yukarimaden Minimum	-4.2	-2.6	-0.1	3.1	9.7	13.4	14.1	14.7	12.0	7.2	2.2	-1.3

Yukarimaden Mean	-0.1	1.5	3.7	7.8	13.8	19.9	18.7	19.7	16.7	11.1	6.1	2.0

MERRA-2 Maximum	7.2	12.8	18.7	23.0	27.9	30.8	34.2	33.4	33.1	26.7	20.5	18.2

MERRA-2 Minimum	-17.6	-17.2	-14.8	-6.3	1.4	6.6	7.4	10.2	5.8	0.4	-11.8	-14.3

MERRA-2 Mean	-2.3	-0.8	2.3	7.5	13.1	17.1	19.3	20.1	16.5	11.2	5.2	-0.1

Table 5.2        Monthly Temperatures at the Site in °C

5.2.4	Wind Speed

The maximum and average wind speed is measured on an hourly basis at the Yukarimaden Station. The maximum wind speed measured in the Project area was recorded as 23.7 m/s. The average wind speed measured at the meteorology station was calculated as 2.8 m/s. The average daily wind speed reported in the MERRA-2 data set was 1.17 m/s.

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5.2.5	Relative Humidity

Relative humidity is measured at the Yukarimaden Station as daily maximum, minimum and average values. In the 30-month period, the maximum relative humidity average was 86.2% while the minimum was 30.4%, with an average value of 67.6%. The relative humidity reported in the MERRA-2 data set was 77.5%.

5.2.6	Evaporation

The lake evaporation and reference evapotranspiration shown in Table 5.3 were calculated for the site using the Hamon method (Hamon, 1961) and the Penman-Monteith methods (FAO, 1998) using the 10-year MERRA-2 data set, including relative humidity and wind speed.

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Annual

Evapo- transpiration	15.8	22.4	40.5	66.8	93.7	110.3	115.4	109.9	80.1	47.7	26.8	16.6	746.0

Lake Evaporation	11.7	14.4	24.8	41.2	69.5	91.3	102.5	93.2	60.3	36.3	19.6	12.8	577.6

Table 5.3        Mean Monthly Evaporation (mm)

5.3	Physiography and Vegetation

The Project area is characterized by moderate to steep hills of exposed rock, variable soil cover and vegetation. The climate in the Artvin region varies considerably due to the terrain and variable elevations, resulting in microclimates, but the most prevalent classifications according to the Köppen-Geiger climate classification system are Dfb (warm-summer humid continental climate) and Cfb (Temperate oceanic climate).

The majority of the proposed project infrastructure (refer Part 18 for details) will be located at the base of the Maden Valley (the valley created by the Maden Creek), extending into a perpendicular minor valley (technically a draw, known as Powerline Valley). The waste rock dump and tailings storage facility will be located to the north in Saliçor Valley, formed by the Saliçor Creek (which flows into the Maden Creek some kilometres downstream). The Maden Creek ultimately flows into the reservoir of the Çoruh River formed by the Deriner Dam.

Powerline Valley and Maden Valley are quite deforested in the Project area, particularly on south facing slopes, and are characterised by bare rocky ground, grasses, small shrubs and sub-alpine flowers.

The Saliçor Valley has much less arable land and a population near the site of two. Saliçor Valley will be accessed from the main project infrastructure in Maden Valley via a proposed road and access tunnel. The Saliçor Valley access tunnel northern portal will be located in the north facing slope of the Saliçor Valley which

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has less sunshine and is forested with conifers almost down to the valley floor (where other Mediterranean trees and shrubs start to become more common).

Snow occurs in the region, particularly at higher altitudes, and snow melt has been observed swelling the local creeks in mid-spring. However, snow is not expected to be problematic, with one or two snow showers expected per year and rarely deep.

Exploration and mining activities can be conducted all year round.

5.4	Local Resources

The Hod Maden Project site is located within Artvin Province, which at the last estimate (2017) had166,143 inhabitants over an area of 7,362.20 km2. By regional standards the population density is relatively low (22.6 inhabitants per km2) and relatively aged (an average age of 39.5). The region has been subject to rural depopulation over the past 30 years.

Much of the local labour force is engaged in agricultural pursuits, mining and service industries. There are no large construction companies located in the region and large construction contracts in the area (such as a large dam and ongoing road projects ) are generally carried out by large companies based in the west of Turkey. Accordingly, it is most likely that construction contracts will be awarded to national contractors based in the west of Turkey, although they will likely draw on (and be contractually obliged to draw on) the local population for skilled, semi-skilled and unskilled labour. Most skilled construction workers are transient. Similarly, construction materials, machinery and fabricated items will be sourced from the west of Turkey given the lack of industry in the province (as well as adjoining provinces). Materials for concrete (except cement) are available from local quarries within 50 km of site, or they may potentially be quarried on site. Cement is available in the region, and for example could be sourced from the OYAK Unye Cement Cayeli Filling and Packaging Plant (in adjoining Rize province). Most other construction materials will be sourced from the west of Turkey as there is limited supply regionally, which is mainly focussed on housing construction and agricultural requirements.

5.5	Power Supply

Two high tension power lines (154 kV and 380 kV) stretch across hilltops above the Project area. High voltage (HV) power is not currently available at site and limited medium voltage (MV) power services the local community. There is no capacity at the HV substation near Artvin to supply the mine, hence a new substation will need to be built at the mine that draws off one of the power lines that traverse the site. The local power transmission company TEİAŞ (The Turkish Electricity Transmission Company) has been approached by Artmin and it has been determined that power can be taken off the 154 kV line (not the 380 kV). This arrangement is discussed in further detail in Part 18 of the report. Discussions with TEİAŞ have also confirmed that interaction between the power transmission lines and the proposed mining activities are manageable without having to relocate the lines.

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5.6	Communications Link

Cellular and copper wire telecommunications are available at the mine site. The existing Wide Area Network (WAN) in Artvin Province that currently services site has a fibre optic backbone capable of speeds of 30 Mbps. A new cellular tower will be required near the mine to achieve the connectivity required to operate the mine and accommodate the increased volume of communications. These requirements are discussed in further detail in Part 18.

5.7	Seismology

The licence areas are located in a 3rd degree earthquake zone. The nearest major fault zone to the licence areas is the Horasan-Şenkaya Fault Zone, which is located about 65 km southwest.

5.8	Water Supply

Water supply for the Project will be provided by a combination of reclaim from the tailings impoundment, water collected from underground passive inflows, and flows from surface dewatering wells. No water will be abstracted from the surface water flows around the Project.

Water balance modelling of the mine water management system and the distribution of water supply for the Project requirements are discussed in Part 18.

5.9	Surface Ownership

The tenements are covered by forestry areas and numerous small freeholdings (private lands). Artmin is in the process of acquiring the private lands via private sale or expropriation process, which is discussed in more detail in Part 4.

5.10	Transportation

There is a major highway between Hopa on the coast and Erzurum in the interior (D950/D010). This road has been surveyed and although in good quality, has height restrictions due to multiple tunnels. The highways from Artvin or Erzurum are asphalt to the main road junction along the reservoir on the Çoruh River. The road leading away from the reservoir to the Project Site will be upgraded as part of the project infrastructure and is discussed in Part 18.

The nearest major airport is at Erzurum, which has both an international and significant domestic airport (the alternative is Trabzon).

The nearest concentrate handling facilities and ports are Hopa (approximately 120 km by road from the Project site) and Rize (approximately 200 km from the Project site) situated on the Black Sea coast.

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HISTORY

6.	HISTORY

6.1	Mining History

The Hod Maden deposit, (“maden” means mine in Turkish, “hod” is a local plant name in Georgian), is located in an important copper mining district. South of the provincial capital, Artvin, lies the volcanogenic Murgul copper mine and mill complex. The high grade Cerratepe VMS deposit, also near Artvin city, was found in recent years by Cominco.

Mining at Hod Maden may pre-date the rise of the Ottoman Empire (14th Century) and the keeping of historical records. The presence of slag overburden in holes HTD-04 and HTD-05 suggests pre-Russian mining (Hot) at Hod Maden. The tailings from Russian processing facilities are in the southern part of the Project area. In 1886 the Hod property was in the territory of Russia during occupation and the operation of Hot Mines was given to Mr. Simonides by the Russian government. Hot Mines, which are mostly in the southern part of the current concessions, were exploited by this group from 1888 to 1904. A memorandum referring to this region by Mr. Robin reports that some 500 t to 700 t of copper per year were produced during this period. The mining method was underground narrow vein mining reported to have used an 8% copper cut-off grade. These figures cannot be corroborated and cannot be relied upon. The mining operation was closed sometime between 1904 and 1911.

In 1913, the mine was acquired by the Russian Hot Company. Exploration, including drilling was carried out by this company, however the results are not available. The Hot Company started construction of a new metallurgical plant and access road following the exploration campaign. The Company’s activities ended in 1923 when the Russians were expelled and the region returned to Turkey. Current residents of the local villages near Hod Maden recount stories that the Russians began but did not finish a tunnel in the direction of the Mariana Resources Hod Maden discovery hole area.

6.2	Contemporary Previous Ownership and Exploration

The mine site was acquired by the Mineral Research & Exploration General Directorate (MTA) in 1942. During 1942 and 1943, limited geophysical field measurements, re-opening of the underground workings and sampling were carried by MTA in the southern historic mining area. The analysis from 109 samples taken from mostly narrow-vein occurrences returned an average grade of 2.57% Cu. These values are of historic interest only. Following this work, new development was proposed however not immediately carried out.

The following is a chronology of ownership and events since 1943.

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6.2.1	Mineral Research and Exploration Directorate

1946

A report was issued by MTA on the geology of the Hod Maden property. Additional geophysics and drilling recommended in the area of the old Russian mining in the southern part of the 8+ km long anomaly.

1966	A report - Hot Artvin Pb-Zn-Cu Mineralization, authored by MTA Dr.R.Ovalıoğlu, was published.

1970	A further report - Geology around Belizor Meydan (Hot) Districts, authored by MTA Mehmet Doyuran was published.

1974

It appears that MTA allowed Eti Bank to complete some exploration drilling in the south area of the Hod Maden prospect in the area of the rhyolite breccia (results not known), on basis of IP and Turam geophysics, drilling was proposed in the northern part of Hod Maden (NB: Lidya drilled this in 2014).

1976	The Geological Report of Pyritic Cu-Zn-Pb Mineralization, authored by MTA ‘s Satir and Ereren was published that included IP and Turam geophysical work.

6.2.2	Anglo-Tur

The tenements were acquired by Anglo-Tur (a subsidiary of Anglo American Corporation Inc.) in circa 1991. In 1992 Anglo-Tur drilled 6 holes at Hod, however the results of this drilling are not known.

6.2.3	Teck Cominco

Circa 2006, Teck Cominco (Teck) acquired concessions through government auction covering the old Hod Maden mine area which included the area drilled later by Lidya in 2014. AMG Mineral Madencilik AS (AMG) were invited by Teck to visit the property in 2010. On December 3 of that year AMG made the first visits to Turkey properties on invitation from Teck.

On July 7 2011, the Turkish government announced plans to auction a number of mining licences, commencing January 9, 2012 and finishing May 24, 2015.

6.2.4	AMG Madencilik

As mentioned above, the Hod Maden concession was held by several groups after the early 1990’s with Teck (formerly Cominco) holding the property in 2011, when the Turkish government announced an auction for the Hot North concession, immediately north of the Hod Maden concession.

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AMG geologists visited the prospect in mid-January, 2012 and chose to bid on Hot North, Ulutas, and Halilağa East properties. The auction was held on January 31, 2012, and AMG won the bid in the first round in accordance with Turkish mining law. Later in 2012, AMG’s parent company, Aegean Metals Group Inc. (“AGN” or “Aegean”) became a TSX-listed company (TSX VENTURE: AGN). Aegean acquired a 100% interest in Teck’s three concessions (201200321, 201201058, 201201059) at Hod Maden in return for 1.55 M AGN shares and a minimum USD300K of exploration expenditures over three years (by Aug 2015). Teck retained a 2% NSR on the concessions. This acquisition united four concessions totaling 7,394 hectares, forming the Hod Maden Project, and under the control of AGN.

In mid-January 2012, AMG personnel including Thomas Henricksen, visited all 3 properties and took surface samples. Initial samples taken at Hot returned maximum values of 4 g/t Au in road cuts. No detailed sampling was carried out. The mineralization at Hot appeared extensive with the best Au-Cu-Zn values at the lowest elevation in the centre of an 8+ km long, 300 m wide, north-trending alteration zone.

AMG had entered into option agreement with Lidya in June of 2014. Under the terms of the agreement, Lidya has earned a 70% interest in the Hod Maden property through exploration expenditures and cash payments. Mariana Resources Limited (MARL) acquired AGN in January 2015.

Artmin Madencilik, as a jointly owned company was formed in January, 2016, upon the signing of the Shareholder Agreement between MARL and private Turkish company Lidya. Lidya and MARL held 70% and 30% interests, respectively, in Artmin Madencilik.

In January 2016, Sandstorm acquired the 2% NSR from Teck. In July 2017, Sandstorm acquired MARL and its 30% interest in the Hod Maden Project. In June 2018, Sandstorm filed the Pre-Feasibility Study NI 43-101, outlining a 13-year underground mining operation. One of Sandstorm’s staff was appointed on the Board of the Artmin entity in 2018.

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7.	GEOLOGICAL SETTING AND MINERALISATION

7.1	Regional Geology (from Henricksen, 2015 and Roth & Alizade, 2017)

Turkey is located in the Alpine Orogenic Belt between the Eurasian Plate to the north, and Arabian and African Plates to the South. Four main east-west trending tectonic belts extend across the country from north to south. The tectonic belts are the Pontides, Anatolides, Taurides and Border Folds, all of which are products of continuing continental collision, subduction and sedimentation during the Mesozoic era. The Hod Maden Project is located in the northern-most, Pontide Belt, within the Eastern Pontides (Tethyan) metallogenic belt which coincides with the 500 km long, and 50 to 75 km wide mountain chain extending along the south-eastern Black Sea coastline (Figure 7.1). The property lies along an interpreted northeast-trending suture zone within a late Cretaceous age, island arc volcano-sedimentary sequence. The suture separates a terrain of dominantly volcanogenic massive sulphide-type deposits, located to the west, including Cayeli, Murgul and Cerattepe; from porphyry/intrusion-related and epithermal systems (Berta, Tac-Çorak, Ardala-Salinbas) within and to the east of the suture (Figure 7.2).

Source: Mining Journal, 2013

Figure 7.1        Distribution and Classification of the Gold Deposits and Prospects of Turkey)

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Notes:	From General Directorate of Mineral Research and Exploration MTA, 1963; in Alizade 2019

Figure shows locations of significant nearby mining/exploration projects. Hod Maden is located within a NNE-trending suture zone, with VMS-type deposits being the dominant mineralisation style to the west and porphyry/epithermal deposits within, and to the east of, this suture zone.

Figure 7.2        Regional Setting of the Hod Maden Project

7.2	Project Geology

The Hod Maden property is underlain by roughly north-south trending stratigraphy, comprising three principal rock types, however general dip directions are quite variable. The following local geological description is sourced from Callan, 2013.

Mineralization is hosted within a broadly north-south striking volcanic-sedimentary sequence of mafic to locally dacitic composition, suspected to be of early to middle Cretaceous age. Lithologies mapped in the eastern part of the Project area principally include:

◾	Massive feldspar porphyritic and locally amygdaloidal units (likely comprising sub-volcanic intrusions or thick flows) of inferred andesitic composition;
◾	Occasional columnar jointed sills of more mafic composition;
◾	Locally quite voluminous coarse monomictic andesite porphyry clast breccias.

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Forming a prominent swath in the central part of the sector is a series of well-stratified locally fine fragmental quartz-bearing volcanic sediments (epiclastics) and variably reworked tuffs, some components of which are weakly calcareous. Litho-types include volcanic siltstones, sandstones and fine to coarse-grained immature crystal-rich pebble-cobble clast-bearing volcanic tuff-wackes. Thin blue-grey limestone horizons are locally present. This bedded sequence persists into the north-eastern part of the Project area, giving way up-dip to an assemblage of well-stratified purple-grey and greenish hued andesitic volcanic units forming the western edge of a more extensive, possibly younger domain to the east of the sector, and which could be of a more sub-aerial nature.

The south-eastern part of the Project area is underlain by a series of thick-bedded to massive feldspar porphyritic units and coarse breccias of andesitic composition. Their precise age relationship with the more conspicuously bedded sub-aerial andesitic domain exposed to the northeast of the sector is unclear. They could be related or alternatively comprise a distinct litho-stratigraphic unit.

Forming a prominent feature in the southern part of the mapped area is a locally coarse quartz-phyric to commonly more aphanitic, in-part spherulitic and strongly flow-banded felsic dome of dacitic to rhyodacitic composition with locally very well-developed auto-breccia facies. Where unaltered, the felsic dome presents a greenish chloritic nature. Precise age relations with adjacent volcanic stratigraphy are poorly constrained, though the dome likely intrudes the bedded dacitic volcaniclastics and more massive andesitic litho-types to the west. Contacts with the massive to thick bedded andesite to the southeast could also be in-part intrusive, suggesting that if this andesitic domain is younger than the well-bedded volcanic sedimentary sequence to the west, then the dome may be younger still.

Cutting the felsic flow-dome are a series of north to northwest striking fine-grained to coarsely feldspar and hornblende porphyritic andesite dykes, and more interestingly, sparse feldspar-quartz porphyry dykes. Both are overprinted by mineralization, with the feldspar-quartz porphyry dykes providing some evidence for a related underlying porphyritic intrusion. However, more obvious discordant coarse-grained or porphyritic intrusive phases, either as dykes or stocks, are uncommon in the area.

Locally preserved in areas of strong pyritization are small, crudely horizontally bedded remnants of ferricrete, locally “perched” at elevations well above present valley bottoms, attesting perhaps to rapid Neogene uplift and erosion in the region.

Hod Maden Project lithologies are shown in Figure 7.3.

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Figure 7.3        Lithology of the Hod Maden Project Area (Topal & Tezcan 2018)

Figure 7.4 shows a general east-west cross section of lithology at the Hod Maden Project.

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Figure 7.4        General Section of Hod Maden Project ( Lithological ) (Topal & Tezcan 2018)

7.2.1	Structural Geology

The following structural geological description is sourced from Callan, 2013.

The Project has a complex structural architecture. Stratigraphic dips in the mapped area are recognized within well-bedded north-northeast striking volcaniclastic units in the axial part of the prospect showing typically steep east dips, as well as locally more sub-vertical and even locally steep east dips. Extensively exposed volcanic-sedimentary units exposed to the west of the Project area, almost certainly represent part of the same regional stratigraphic package, show similar sub-vertical dips, and thus a very broad steeply-dipping domain is indicated. Locally occurring on the outcrop scale are district-scale litho-structural more sub-horizontally bedded “lithons” bounded sharply by the steeply dipping stratigraphy, these perhaps representing hinge zones of folds, the limbs of which have been sheared out. The more massive volcanic porphyry and breccia units in the western area are part of the same volcanic-sedimentary package, and could be similarly steeply dipping, though local vertically oriented columnar joining in mafic sill-like bodies might hint at preservation of shallower dips in these more massive units, with high-strain now partitioned into well-bedded, fine volcaniclastic components, and manifested as very steeply inclined bedding, folding, bedding-parallel shear, and perhaps local transposition.

Andesitic stratigraphy, mapped in the very north-eastern edge of the Project area, shows steep east dips which, further east beyond the mapping area, become shallow east-dipping, with local west dip reversals, reflecting development of large-scale folding.

Massive to very thick bedded andesites in the south-eastern part of the Project area show conspicuously highly discordant east-west strikes and moderate north dips, with a major north northeast striking fault (the “Hod East Fault”); separating this domain from the dacitic bedded volcaniclastic units immediately to the west. The north limit of the massive andesites may be bounded by an east-west striking, north dipping (bedding- parallel?) reverse fault, the hanging-wall of which comprises north dipping, dacitic volcanic units occupying the limb of a large-scale northeast plunging syn-formal fold.

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A vast array of faults, including both low-angle and steeply dipping structures, is present in the mapped area. Some faults control distribution of mineralization and broader hydrothermal alteration.

Perhaps the most important structural feature, closely associated with the main mineralized occurrences and broader altered corridor, trending north northeast through, and coring the property, is a complex north to north-northeast trending zone of faulting (the “Hod Maden Fault Zone”, hereafter ‘HMFZ’). It includes an en-echelon series of prominent north to north-northeast striking, steep west dipping to vertical faults; developed on the western margin of the stratified dacitic volcaniclastic sequence, proximal to their contact with more massive, porphyritic, vesicular and brecciated andesites to the west. The most prominent faults, comprising foliated, gouge-rich zones several metres wide, generally occupying the sharp contact between the very well bedded and laminated units forming the bulk of the stratified dacitic sequence and a thin sequence of more crudely bedded, locally conglomeratic units forming the western margin of the sequence. Localization of the faulting appears to have been strongly influenced by competency contrasts between the bedded dacitic volcaniclastics and the more massive andesitic units immediately to the west, the latter almost certainly acting as a rigid buttress, focusing fault-related deformation into the adjacent “soft” bedded volcaniclastic domain, with structures propagating particularly where lithologically-related contrasts are most pronounced.

Also noted locally in the structural zone, and likely interacting with the prominent steep elements, are more moderate to steeply east dipping north-northeast striking bedding parallel faults which commonly localize stratabound mineralization and alteration.

While best exposed in the central part of the prospect on the two road sections, the HMFZ almost certainly persists into the southern part of the Project area, essentially following the controlling lithological contact.

Also significant is the north-northeast striking very steep east dipping to vertical fault (“Hod East Fault Zone”), separating the north dipping massive andesitic domain in the southeast from the main steep east dipping volcanic-sedimentary package occupying the bulk of the central and western parts of the area.

This fault feature is very clearly displayed in the sharp northwest trending ridge occupying the central part of the Project area, and the north segment of this structure clearly controls another conspicuous swath of alteration paralleling the main altered valley to the west. Displacement on the fault is not well-constrained though shear fabrics in its north extension suggest an east side up component. The felsic flow-dome dominated geology in the south part of the mapped area lies at the intersection of the south extension of this north-northeast striking, sub-vertical structure with inferred more southwest to west southwest striking structures, suggesting that these faults or their early manifestations may have been important in controlling dome emplacement.

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Other faults include a set of more southwest to west-southwest and more west striking steep structures in the central and southern part of the Project area as well as more north-northwest striking moderate to steep east dipping faults. The latter, together with more southwest striking faults, in-part bound the flow-dome exposed in the south. Also inferred are more localized northwest striking structures which cross-cut and locally offset the more north-northeast trending stratigraphy. Commonly observed at the outcrop scale are both east and west dipping low-angle, likely contraction type structures, which in proximity to the main mineralized corridor, often host alteration. A post-mineral set of east dipping low-angle faults shows very clear, though generally minor reverse displacement.

Quite significant syn or post-mineral deformation is indicated by several features including:

(i)	Locally foliated, schistose nature of altered zones;
(ii)	Boudinage of mineralization;
(iii)	Slip planes in altered material;
(iv)	Gouge overprinting of sulphides in mineralised fault zones;
(v)	Locally very clear but generally minor offsets of vein-type mineralisation.

7.3	Deposit Geology and Mineralisation (Roth & Alizade, 2017)

Significant mineralization identified on the property occurs within the Hod Maden Fault Zone, which at surface is a broadly north-northeast striking corridor of gossanous and locally argillic/phyllic hydrothermal alteration, up to 300 m wide, that extends for more than seven kilometres. Locally, it has intense pyrite/chalcopyrite mineralization with a significant component of supergene clay alteration.

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Figure 7.5        Alteration of the Hod Maden Project Area (Topal & Tezcan 2018)

Figure 7.6 shows a general east-west cross section of alteration at the Hod Maden Project.

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Figure 7.6        General Section of Hod Maden Project (Alteration) (Topal & Tezcan 2018)

The deposit is partitioned into a northern Main Zone and the contiguous South Zone, with a third area of mineralization located 500 m further south at the old Russian Mining area (Figure 7.7).

Main Zone: At least two styles of high-grade gold-copper mineralisation have been identified at the Main Zone:

(i)	The predominant multiphase quartz-sulphide (pyrite-chalcopyrite) ± hematite/jasper breccia bodies; and
(ii)	Semi-massive to massive sulphides (pyrite-chalcopyrite).

Prior to 1923, small-scale mining by Russian mining interests of narrow, high grade polymetallic veins was undertaken in the now-named old Russian Mining area. Ancient slags have also been intersected in alluvial material overlying the Main Zone. The two primary mineralisation styles are related to different mineralising events, with the semi to massive sulphide mineralisation representing an earlier mineralisation event and the multiphase breccia a later epigenetic (perhaps deep epithermal?) event. The Main Zone deposit is sub-vertical in nature, and currently has dimensions of around 400 m in length (N-S), 50 - 70 m true thickness, and a down-dip extension in excess of 300 m.

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Notes:	From Roth & Alizade, 2017

Showing a broad outline of the +100 ppb soil Au anomaly and locations of the discovery hole HTD-04 and follow-up step-out/scissor hole HTD-05

Figure 7.7        Surface Projections of the Main Zone and Southern Deposit

Figure 7.8 shows examples of Hod Maden mineralisation in cut drill core.

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Notes:	From Roth & Alizade, 2017

Massive sulphide breccia (pyrite + chalcopyrite: upper left-hand photo, quarter HQ core) and multiphase quartz-sulphide (pyrite-chalcopyrite) ± hematite/jasper breccia (upper right-hand and lower photo; halved HQ core) in holes HTD-04 and HTD-05

Figure 7.8        Mineralisation Examples in Drill Core

Overall, the highest grade gold-copper mineralisation at Hod Maden (typically >15 g/t Au but locally >100 g/t Au, and 2+% Cu) is aligned along the eastern margin of the Main Zone: this domain of very high grade mineralisation is typically 15+ m thick (true width), is remarkably continuous in both the vertical and from section to section, and currently contains a substantial majority of the in-situ metal content of the Hod Maden deposit. All mineralisation intersected to date at Hod Maden Main Zone is sulphide; no oxide (and only limited supergene enrichment occurs near surface - minor replacement of chalcopyrite by chalcocite), which is interpreted to be a direct result of the high erosion rates experienced in rugged terrains.

Hydrothermal alteration associated with the gold-copper mineralisation at Main Zone is dominated by chlorite, with the flanking wall rocks typically displaying argillic and phyllic alteration assemblages. At vertical depths of 450 m or more below surface, late-stage anhydrite brecciation of the multiphase gold-copper breccias is common and results in the dilution of pre-existing gold-copper grades. Both the form and source of this anhydrite is unclear, with the main possibilities being that it represents a “cap” to a deep, yet undiscovered intrusive phase, or may simply be to fluids circulating within the Hod Maden Fault Zone. Deep drilling will be required to better understand the nature and distribution of this anhydrite.

From a geochemical perspective, the Hod Maden gold-copper mineralisation contains only minor concentrations of Ag and trace concentrations of deleterious elements such as As, Sb, Bi, and Hg. These characteristics will play an important role in future development studies, as metallurgical studies completed to date have shown the amenability of Hod Maden ores to produce high quality flotation concentrates.

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Figure 7.9 schematically summarises the alteration and mineralisation relationships.

Figure 7.9        Alteration/Mineralisation Cross Section (Topal & Tezcan 2018)

The South Zone is hosted dominantly in dacitic volcanic rocks and breccias, and comprises network quartz veins, veinlets, and breccia (Figure 7.10). Pyrite is the dominant sulphide phase, with relatively minor chalcopyrite. In contrast to the Main Zone, where chlorite is the dominant alteration mineral phase associated with gold-copper mineralisation, sericite dominates in the South Zone. Both hematite and jasper also occur but in significantly lower abundances within the South Zone. Exploration drilling will continue to evaluate the resource potential in the South Zone and will progressively move southwards towards the area of the pre-1923 Russian mining activity.

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Notes:	From Topal & Tezcan, 2018

Quartz-Pyrite Veinlets in Dacite, Southern Deposit (left hand photo; halved HQ core) and Massive Sphalerite-Galena from the hangingwall of Main Zone (left hand photo; halved HQ core)

Figure 7.10        Comparison of South Zone and Main Zone Mineralisation Styles

Stratabound, stricture-hosted, and disseminated style Zn-Pb (sphalerite-galena) mineralisation also flanks the known gold-copper mineralisation to the east and locally to the west (Figure 7.11). It is not currently known whether this style of mineralisation represents a separate mineralisation event or whether it forms part of a distal metal zonation to the gold-copper system.

The Russian Zone: Very little is known about the style of mineralisation mined from the pre-1923 Russian mining area, as most of the original adits and mine accesses have collapsed. Historical MTA records suggest that mining was small-scale and focused on narrow, high copper grade polymetallic (Cu-Au-Pb-Zn-Ag) veins. Topographically the pre-1923 Russian mine area lies approximately 300 m vertically above the Main Zone deposit, which suggests that deeper drilling may be required to reach possible Main Zone analogues. Sandstorm geologists indicate the mineralization is hosted within advanced-argillic alteration which is accompanied by variable but significant enargite mineralization.

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Notes:        From Topal & Tezcan, 2018

Figure 7.11        Generalized Mineralisation Block Diagram of Hod Maden Project

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8.	DEPOSIT TYPES

The Project area is prospective for several deposit types. The Hod Maden properties are located in the Eastern Pontides metallogenic province, a tectonic belt comprising part of a volcanic island-arc system. The province is of Jurassic through Miocene age and hosts a great number of base metal deposits (Figure 8.1). The province extends over an area of more than 500 km east-west and 50 km to 75 km north-south, and consists of a 2,000 m to 3,000 m thick sequence of volcanic rocks with minor intercalations and lenses of marine sediments which are divided into three stratigraphic cycles. The ratio of economically important base metal deposits changes along the general strike of the province from east (Cu>>Pb+Zn) to west (Pb+Zn>>Cu).

Approximately 40 km to the northwest of Hod Maden the Murgul Cu-(Pb-Zn) deposit is one of Turkey’s largest copper producers. Genetically, Murgul is assigned to a sub-volcanic-hydrothermal formation related to island-arc volcanism. It has been interpreted as a transitional type tending to porphyry copper deposit style (Murgul type). By comparison, the deposits of the Lahanos and Madenköy, 170 km west of Hod Maden in the western part of the metallogenic province, are assigned to the Kuroko-type. Closer to the Project, several deposits have also been documented to be of VMS-type, including Cayeli, an operating mine and Cerattepe, a potentially viable operation. Just 25 km to the north of Hod Maden is the Ardala-Salinbas prospect, an intrusion-related system with the mineralization hosted in limestones that stratigraphically overlie the Hod Maden volcano-sedimentary package.

Because of these nearby deposit styles, MARL’s initial exploration focus was on VMS-type mineralization. Consultant geologist Nick Callan was engaged by MARL to validate the concept of the VMS-type target at Hod Maden, and to modify the exploration models given evidence to the contrary. After mapping the Project area, Callan concluded that much of the textural and mineralogical evidence, together with suggested late timing of mineralization, indicated that the Hod Maden prospect is more likely to be an epigenetic polymetallic vein type, with perhaps intermediate-sulfidation epithermal (or sub-epithermal) affinities. Many observed features are more readily explained in this context, rather than in a VMS-type setting and many alteration features normally associated with the VMS deposits are not apparent from mapping.

Subsequent drilling at the Project and the discovery of “bonanza gold” grades has reinforced Callan’s early interpretation. There is no evidence of “exhalative” sulfide mineralization, although the brecciated jasper seen in the drill core could indicate that a silica “cap” may have been present at on top of the massive sulfides but has been destroyed by later movement along the Hod Maden Fault Zone.

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The current view of MARL/Lidya in relation to the genetic model for Hod Maden favors a sub-volcanic hydrothermal model with the bulk of the breccia style mineralization formed between the epithermal and porphyry levels. This is similar to the high-sulfidation epithermal type but lacking significant concentrations of enargite and silver (Figure 8.2).

Source: Intierra Maps November 2013

Figure 8.1    Deposits of the Eastern Pontides Turkey, Georgia, Armenia and Azerbaijan

Source: Mirasol Resources

Figure 8.2    Generic High-Sulfidation Epithermal Model

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9.	EXPLORATION

The Hod Maden Project was identified as part of a regional project generation program undertaken by Aegean Metals Group (“Aegean”) between 2010 and 2012. Aegean consolidated the mining title at Hod Maden, which consisted of four tenements covering a total of 73.9 square kilometres, through the acquisition of the northern-most of the four tenements at a government auction and the southernmost three tenements from Teck Resources. The Hod Maden Project area was originally identified as being of great interest because of (i) its location in the prolific Eastern Pontides metallogenic belt, which is well endowed with VMS, porphyry, and epithermal deposits, (ii) presence of extensive hydrothermal alteration zone (dominantly Fe-oxide + clay), extending some 7 km in a broadly N-S orientation and associated with the regional-scale Hod Maden Fault Zone and, (iii) the abundance of small-scale underground mines in the far southern portion of the Project area, from which high grade vein-hosted copper had been extracted by Russian mining interests up until 1923. The presence of slags in alluvial cover in the Main Zone area indicates signs of ancient mining activities at Hod Maden, possibly from Roman times and a common feature of many mining projects throughout Turkey.

9.1	Historical Exploration Chronologically by Company (Prior to Artmin)

In 1886 the Project area was part of the Russian Territory and the property was operated with underground mining from 1888 - 1904. Production was estimated at 500 - 700 t/a of copper from what is now known as the Russian workings (the southern-most area of the Project). This was the only known area of historical workings. Mining methods were underground/narrow vein. The mine closed prior to 1911 and the Russians were expelled by 1923.

The Mineral Research & Exploration General Directorate (MTA) acquired the property in 1942. Limited geophysical surveys were completed during 1942-43 and they re-opened the historical mines and mapped and re-sampled the underground workings. MTA analysed 109 samples, mostly from narrow vein occurrences, which produced an average 2.57% copper.

Various studies and proposals were conducted through 1970. Geophysical surveys including induced polarisation (IP) and TURAM electromagnetic (EM) surveys were undertaken by MTA in the early 1970s.

In 1974 ETI Bank drilled some of the geophysical targets identified by MTA in the southern area, however results are unknown.

In 1991 Anglo American recommended drilling, apparently in a Joint Venture with Lidya, and in 1992 Anglo completed six holes, results are unknown.

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In 2006 Teck acquired the Hod Maden “Mine Concession” (20050853) at auction, centered on the Russian Workings area and they staked two adjacent exploration concessions. That initial concession covered the historical Russian workings, and fortuitously extended far enough north that it included what became the new Main Zone - Hod Maden discovery. Cominco had held the concession on several previous occasions.

Aegean Minerals (or their predecessor AGM) acquired the Hod North concession (201200321) which partially overlapped the Teck concession at auction in 2012. Aegean later acquired the Teck concession, leaving Teck with a royalty In May of 2013. Aegean completed reconnaissance geological mapping and rock chip and soil geochemistry at Hod Maden, which resulted in the identification of a number of Au-Cu(-Zn) anomalies in the general vicinity of the Main Zone deposit.

Figure 9.1    2012 Aegean Rock Sampling: Gold Assay Results

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Rock sampling of the road cuts by Aegean was carried out in 2012, see Figure 9.1 and Figure 9.2. Road cut channel sampling, at generally 1 m intervals, was carried out along two road sections approximately 400 m apart along strike within the central part of the property. The early rock sampling demonstrated that elevated silver, zinc and copper grades were in some way associated with the Hod Maden Fault Zone (HMFZ). Sample intervals and grades range from 90 m at 1.74 g/t gold at the south road cut and 128 m at 1.34 g/t gold (including 5 m at 14 g/t gold) at the north road cut. Earlier interpretations were that these geochemical anomalies may have been the result of cross-faulting to the HMFZ.

Rock chip samples were collected in numbered plastic sample bags. The samples were subsequently placed in larger bags and shipped for assay. No sample preparation is carried out at the Project site. Soil samples were sent for analysis as collected. All rock and soil were dispatched to SGS’s Ankara laboratory for analysis. All soil and rock samples were analysed for gold using a 30 g or 50 g Fire Assay with AAS finish, in addition to a 32-element ICP-A ES analysis of aqua regia digests. Samples in which ICP analyses returned greater than the maximum detection limit for the elements Ag (10 ppm), Cu (10,000 ppm),Fe (15%), Pb (10,000 ppm), and Zn (10,000 ppm) were reanalysed using the AAS analytical technique. Standards and blanks were inserted into the analytical sequence at the rate of one standard for every 20 samples, 2 blanks in every batch, and one duplicate every 40 samples. Reference laboratory check assaying was performed to determine whether assay values were consistent between laboratories.

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Figure 9.2    2012 Aegean Rock Sampling: Zinc Assay Results

Geology and alteration mapping covering the Project area are shown in Figure 9.3 and Figure 9.4.

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Source:         Topal & Tezcan (2018)

Figure 9.3    Hod Maden Project Geology Mapping

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Source:        Topal & Tezcan (2018)

Figure 9.4    Hod Maden Project Alteration Mapping

An isometric view of the Hod Maden Project area, including the deposit location and fault zone is shown in Figure 9.5.

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Notes:        Alteration (dominantly Fe-oxides replacing sulphides and clay). View looking north

Fault Zone consists of estern (“West”) and Eastern (“East”) Splay.

Main Zone Gold-Copper Deposit being Located in the Valley in the Foreground.

Figure 9.5      Overview of the Hod Maden Fault Zone and Prominent Hydrothermal Alteration

9.2	Exploration by Artmin

9.2.1	Reconnaissance Exploration and Mapping

Artmin, as a jointly owned company was formed in January 2016, upon the signing of the Shareholder Agreement between MARL and private Turkish company Lidya. Lidya and MARL hold 70% and 30% interests, respectively, in Artmin.

Polimetal Madencilik (Lidya Madencilik) commenced reconnaissance exploration in 2014 focused on the completion of geological mapping and the collection of systematic soil and rock chip (channel) sampling over the central portion of the property (Figure 9.6). No geophysical methods were employed at this stage, given the preference towards geology and geochemical techniques in relatively rugged terrain and the presence of high voltage electrical power lines along the strike of the Hod Maden Fault Zone. All rock and soil samples were dispatched to SGS’s Ankara laboratory for analysis. All soil and rock samples were analysed for gold using a 30 g or 50 g Fire Assay with AAS finish, in addition to a 32 element ICP-A ES analysis of aqua regia digests. Samples in which ICP analyses returned greater than the maximum detection limit for the elements Ag (10 ppm), Cu (10,000 ppm), Fe (15%), Pb (10,000 ppm), and Zn (10,000 ppm)

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were reanalysed using the AAS analytical technique. Standards and blanks were inserted into the analytical sequence at the rate of one standard for every 20 samples, 2 blanks in every batch, and one duplicate every 40 samples. Reference laboratory check assaying was performed to determine whether assay values were consistent between laboratories.

Notes:          Roth & Alizade (2017)

Hod Maden tenement boundary outside of figure area

Figure 9.6    Hod Maden Project Area Main Target Areas: Plan View

Geological mapping continued in the central portion of the NNE-trending Hod Maden Fault Zone, along which the prominent “colour” anomaly (Fe-oxides replacing sulphide, and clays) is developed, and confirmed that the main rock types at Hod Maden are andesites and intercalated andesitic volcano-sedimentary rocks. Dacitic flows and breccias are also locally exposed to the south of the Main Zone discovery, and a flow banded felsic (rhyolitic) dome complex is also exposed in the south-eastern portion of the tenement block. Andesites and andesitic volcano-sedimentary sequences have, to date, been considered the preferred host rock for gold-copper mineralisation at Hod Maden.

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9.2.2	Soil Samples

Polimetal Madencilik has collected a total of 960 soil samples since 2014, located on a 100 m by 100 m spaced grid. Soil samples are collected with shallow holes 10-20 cm below the surface. Results for the soil geochemical sampling completed in the central portion of the Hod Maden Project are indicated in Figure 9.7 for gold and copper and Figure 9.8 for lead and zinc. The soil gold values delineate an approximately 900 m long, +100 ppb anomaly with a broad NNE-trend. The highest (+300 ppb) and most consistent gold values (labelled “Future Main Zone Discovery”) overlie the Main Zone gold-copper deposit. Similarly, elevated copper values are broadly associated with elevated gold values but the anomalies are more diffuse. Little has been derived from the lead soil values, however, initial indications from the zinc results are that elevated zinc soil values tend to lie on the margins of gold anomalies.

Source: Alizade (2015)

Figure 9.7    Hod Maden Project - Soil Sample Locatiions: Gold and Copper Analytical Results

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Source: Alizade (2015)

Figure 9.8    Hod Maden Project - Soil Sample Locations: Lead and Zinc Analytical Results

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Source: Alizade (2015)

Figure 9.9    Hod Maden Project - Soil Sample Gold Geochemistry

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Figure 9.10    Hod Maden Project Rock Samples Location and Assay Results

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9.3	Rock Samples

Polimetal Madencilik collected a total of 738 rock samples from outcrops, road cuts and trenches from the property, as shown on Figure 9.10. Surface weathering is not considered strong, however the abundance of sulphides in the weathering bedrock creates a highly acidic environment and it is likely that some copper and other metals are mobilized and redistributed to some degree from surface samples. This weathering process also produced widespread secondary gypsum on rock surfaces and in the soil.

9.3.1	Geophysical Surveys

In 2015, Enerson Engineering and Geophysical Explorations Company carried out a gravity survey on the operational licence area. The purpose of the study was to delineate the border of buried mineralized rocks thought to have higher density than surrounding barren country rock. Gravity observations were conducted using Scintrex CG-5 Autograv at 267 stations along 8 profiles, spaced 20 m apart. Maps were plotted in accordance with ED1950 UTM Datum Zone 37 except where stated otherwise. No other Geophysical methods have been utilized.

The elevation-corrected Bouguer anomalies are shown in Figure 9.11. Within the black lines, mineralized rocks with high density were interpreted. The anomalies do not correlate with the semi-massive to massive sulphides intersected at approximately 4,542,200 mN, and 740,600 mE.

9.4	Drilling

An initial seven-hole, 1,647 m, diamond drill program by Polimetal Madencilik commenced at the Hod Maden Project in December 2014, with drill site selection being driven primarily by Au soil anomalies. The discovery hole, HTD-04, intersected both massive to semi massive sulphide mineralisation and a multi-phase pyrite-chalcopyrite breccia which returned an impressive 103 m @ 9.0 g/t Au and 2.2% Cu from 25 m downhole. The follow-up drill hole, HTD-05, was effectively a scissor hole, collared 100 m to the south of HTD-04 and returned an even more impressive 82 m @ 20.4 g/t Au and 1.9% Cu from 147 m downhole. Drilling is further described in Part 10.

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Figure 9.11    Hod Maden Project - Bouguer Gravity Map with Red Showing Areas of Interpreted

Higher Density Rocks at Some Unknown Depth

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EXPLORATION

9.5	Conclusions

Additional drilling completed during 2015 and 2016 confirmed that HTD-04 and HTD-05 formed part of the Main Zone high-grade gold-copper deposit, for which a maiden Mineral Resource estimate was reported in August 2015, and subsequently updated in July 2016. A thin layer of overburden (approximately 10 m true thickness) overlies the intersected mineralisation, meaning that the Hod Maden Main Zone deposit effectively represents a “blind” discovery.

The most effective exploration tools to date have been (i) geological mapping, (ii) soil and rock chip geochemistry, and iii) diamond drilling. In particular, the soil gold anomaly over what subsequently became the Main Zone discovery, guided initial drill site selection. Apart from the 1970s ground geophysical surveys completed by the MTA, geophysical techniques have played little role in the discovery of Hod Maden. However, future studies utilizing deep-searching geophysical techniques would be justified to assist in the search for new mineral resources at depth and along the Hod Maden Fault Zone to the north and south. (Roth & Alizade 2017).

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10.	DRILLING

10.1	Drilling Pre-2014

Drilling undertaken prior to 2014 has not been used in the Mineral Resource estimation and is not detailed here.

10.2	Drilling 2014 to 2019

A multiphase diamond drilling program was carried out at Hod Maden between 2014 and 2019 by independent drilling company Geoteknik (Figure 10.1). The initial drilling used a new track-mounted wireline Hanjin D&B rig and a custom Turkish-manufactured rig. The Turkish rig was replaced by another Hanjin D&B rig in June 2015.

Figure 10.1 shows the distribution of drillholes, coloured by the year drilled.

All holes are either HQ or PQ in sized diamond drilling. A total of 219 holes were drilled, including fifteen holes which were twinned due to problems with core recovery near the surface. The average length of the holes is 309 m with a maximum length of 636 m and minimum of 12 m. The maximum vertical distance reached was approximately 570 m below surface. Drilling is spaced on an approximate 25 m x 25 m grid, and most holes are inclined approximately 60°, either to the west or east.

Table 10.1 summarises the numbers of drillholes and metres drilled by campaign year.

Year	Number of Holes	Metres Drilled

2014	6	1,350.0

2015	26	8,696.1

2016	66	19,469.0

2017	70	25,682.5

2018	26	9,672.40

2019	25	5,607.65

Table 10.1    Drilling Statistics by Year

Figure 10.2 shows a typical west-east cross section with the drillholes coloured by the campaign year.

Drillholes up to hole number HTD-007 were not down-hole surveyed. Holes HTD-008 to HTD-192A were down-hole surveyed using a Devico survey tool by Geoteknik. Surveys were taken whilst drilling and/or at the completion of drilling from bottom up or top down. The survey interval was 40 m, starting at 10 m below the collar.

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Drillholes were initially located using handheld GPS or differential GPS. The final collar positions were located by a licenced surveyor. The drill core was collected and transported to the logging facilities where it was geologically logged, photographed and cut for sampling. Further details are provided in Part 11.

Figure 10.1    Drillhole Location Plan: 2014 - 2019

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DRILLING

Figure 10.2    Typical West-East Cross Section

10.3	Core Recovery

Core recovery was generally greater than 90% for the samples below the surface sediments. There is no relationship between core recovery and grade or core recovery and mineralization.

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11.	SAMPLING METHOD AND APPROACH

11.1	Sample Logging and Preparation

Sample preparation is conducted according to a set of documented standard operating procedures.

Prior to processing, drill core is photographed and measured for core loss, then logged geologically and marked for sampling. Detailed logging of all drillholes was undertaken on site at Yukarimaden.

MARL/Lidya’s sampling protocol for drill core consists of routine collection of samples at nominal 1 m lengths, terminated at lithological or alteration contacts within mineralization, and for 2 m sample intervals outside mineralized zones. The entire length of the drillhole is sampled. Drill core samples are obtained by sawing the core in half along the long axis using one of two core saws located in a building at Yukarimaden (Figure 11.1). Half core intervals are taken for sampling from the same side of the core.

Core recoveries are measured and recorded in the database and recovery is generally between 90 to 100% in fresh rock. Results from the analysis were sent to the Lidya office then compiled into a spreadsheet.

Figure 11.1    Gold Blank 62

11.2	Bulk Density Measurements

For bulk density determination, 10-15 cm core samples are taken approximately every 10 meters and oven-dried (105°C) for 24 hours. Dry samples are weighed with an electronic scale, waxed and weighed in both air and water. Dry bulk density values are calculated using a standard Archimedes Principle formula.

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11.3	Sample Handling Protocols and Security

Normal security measures are undertaken throughout the sampling and shipping processes. Half core is placed in a numbered sample bag and the other half stored in the core box for reference. Collected samples are stored in an area of the camp at Yukarimaden that is separate from the rest of the camp facilities to minimize unnecessary traffic near the sample processing area. After the samples are placed in plastic bags and secured by ties, they are placed in sequence, inside a shelter constructed for that purpose. When sufficient samples are generated, they are placed in larger sacks that are labelled with the enclosed sample sequence and the sacks securely closed. Samples are dispatched to SGS’s Ankara sample preparation laboratory. The retained split core is stored on site at Yukarimaden.

11.4	Certified Standard, Blanks and Field Duplicate Submission

Since commencement of drilling in 2014 Lidya has implemented quality assurance/quality control (QAQC) system utilising certified reference standards, blanks and field duplicate samples. The program included:

◾	Certified reference materials (CRMs) inserted every 20 samples;
◾	Pulp blanks of certified blank material inserted every 20 samples;
◾	Field duplicates of quarter core inserted every 40 samples.

All standards and blanks were certified and obtained from independent third-party provider Geostats Pty Ltd. Field duplicates consist of cutting the remaining half core into two with the core saw, resulting in one quarter core being submitted to the laboratory as the field duplicate and one quarter core being retained for reference.

Monitoring of standards, blanks and laboratory duplicates was undertaken by Lidya and MARL geologists. All blank values returned values <0.1 g/t gold. A small number of standards fell marginally outside the certified control limits, with the remaining standards in that batch passing. Most of the duplicate samples returned values within 10% of the original assay.

11.5	Quality Control

Nine Geostats Pty Ltd certified standards (nine gold standards and four base metal standards) were inserted at a rate of approximately 1:20.

The following results were taken from a report titled Hod Maden QAQC report 20190925 .docx prepared by Artmin Madencilik.

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11.6	Blanks

A total of 1,301 samples were tested using three certified blanks all with a gold grade of 0.002 g/t. Blanks were inserted at a rate of two blanks in every assay batch. All blanks (refer Figure 11.2 to Figure 11.6) returned values below 0.1 g/t gold. AMC did not carry out a laboratory audit. Based solely on the results of the blanks AMC considers the equipment cleanliness is appropriate.

Values of 50 ppm Cu or greater are re-submitted for analysis.

Source: Hod Maden QAQC Report 20190925 .docx

Figure 11.2    Gold Blank 62

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SAMPLING METHOD AND APPROACH

Source: Hod Maden QAQC Report 20190925.docx

Figure 11.3    Gold Blank 66

Source: Hod Maden QAQC Report 20190925.docx

Figure 11.4    Gold Blank 70

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SAMPLING METHOD AND APPROACH

Source: Hod Maden QAQC Report 20190925.docx

Figure 11.5    Gold Blank 93

Source: Hod Maden QAQC Report 20190925.docx

Figure 11.6    Copper Oreas-160

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11.7	Certified Reference Material/Standards

A total of 2087 gold standards and 539 copper, lead and zinc standards were inserted since 2014. A summary table of standards is shown in Table 11.1. Standard control charts for 2014 to 2019 drilling are shown in Figure 11.7 to Figure 11.27. The assay results for the two standards with the lowest grades(0.51 g/t gold and 0.63 g/t gold) show a bias to under report the gold grade. These standards represent all the low grade standards thus this indicates the laboratory may be underestimating the lower grade assay results. In addition assays for the lead standards show biased low results.

AMC considers these standards are a reasonable representation of the deposit gold and base metal grades.

Element	Standard	Mean (ppm)	Standard Deviation (ppm)

Gold	G310-9	3.29	0.14
	G313-10	46.27	1.99
	G907-4	3.84	0.15
	G905-7	3.92	0.15
	G910-7	0.51	0.03
	G910-8	0.63	0.04
	G914-10	10.26	0.38
	G311-1	0.52	0.04
	G914-6	3.21	0.12

Copper	GMBS911-1	10,034	399
	GBM398-1	14,823	608
	GBM398-4	3,891	195
	GBM914-10	1,864	66

Lead	GMBS911-1	5,846	389
	GBM398-1	26,669	1,360
	GBM398-4	11,714	776
	GBM914-10	4,671	203

Zinc	GBM398-1	20,295	994
	GBM398-4	5,117	229
	GBM914-10	9,697	453
	GMBS911-1	1,219	75

Table 11.1    Certified Reference Material Parameters

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Note:	Red dots are the standard gold grade

Red lines are ± one, two and three standard deviations from the standard gold grade

Source: Hod Maden QAQC Report 20190925.docx

Figure 11.7    Gold Standard G310-9 - 3.29 g/t Au

Note:	Red dots are the standard gold grade

Red lines are ± one, two and three standard deviations from the standard gold grade

Source: Hod Maden QAQC Report 20190925.docx

Figure 11.8    Gold Standard G313-10 -46.27 g/t Au

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SAMPLING METHOD AND APPROACH

Note:	Red dots are the standard gold grade

Red lines are ± one, two and three standard deviations from the standard gold grade

Source: Hod Maden QAQC Report 20190925.docx

Figure 11.9    Gold Standard G907-4 - 3.84 g/t Au

Note:	Red dots are the standard gold grade

Red lines are ± one, two and three standard deviations from the standard gold grade

Source: Hod Maden QAQC Report 20190925.docx

Figure 11.10    Gold Standard G905-7 - 3.92 g/t Au

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SAMPLING METHOD AND APPROACH

Note:	Red dots are the standard gold grade

Red lines are ± one, two and three standard deviations from the standard gold grade

Source: Hod Maden QAQC Report 20190925.docx

Figure 11.11    Gold Standard G910-7 - 0.51 g/t Au

Note:	Red dots are the standard gold grade

Red lines are ± one, two and three standard deviations from the standard gold grade

Source: Hod Maden QAQC Report 20190925.docx

Figure 11.12    Gold Standard G910-8 - 0.63 g/t Au

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SAMPLING METHOD AND APPROACH

Note:	Red dots are the standard gold grade

Red lines are ± one, two and three standard deviations from the standard gold grade

Source: Hod Maden QAQC Report 20190925.docx

Figure 11.13    Gold Standard G914-10 - 10.26 g/t Au

Note:	Red dots are the standard gold grade

Red lines are ± one, two and three standard deviations from the standard gold grade

Source: Hod Maden QAQC Report 20190925.docx

Figure 11.14    Gold Standard G311-1 - 0.52 g/t Au

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SAMPLING METHOD AND APPROACH

Note:	Red dots are the standard gold grade

Red lines are ± one, two and three standard deviations from the standard gold grade

Source: Hod Maden QAQC Report 20190925.docx

Figure 11.15    Gold Standard G914-6 - 3.21 g/t Au

Note:	Red dots are the standard gold grade

Red lines are ± one, two and three standard deviations from the standard gold grade

Source: Hod Maden QAQC Report 20190925.docx

Figure 11.16    Copper Standard GBMS911-1 - 10,034 ppm Cu

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SAMPLING METHOD AND APPROACH

Note:	Red dots are the standard gold grade

Red lines are ± one, two and three standard deviations from the standard gold grade

Source: Hod Maden QAQC Report 20190925.docx

Figure 11.17    Copper Standard GBM398-1 - 14,823 ppm Cu

Note:	Red dots are the standard gold grade

Red lines are ± one, two and three standard deviations from the standard gold grade

Source: Hod Maden QAQC Report 20190925.docx

Figure 11.18    Copper Standard GBM398-4 - 3,891 ppm Cu

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SAMPLING METHOD AND APPROACH

Note:	Red dots are the standard gold grade

Red lines are ± one, two and three standard deviations from the standard gold grade

Source: Hod Maden QAQC Report 20190925.docx

Figure 11.19    Copper Standard GBM914-10 - 1,864 ppm Cu

Note:	Red dots are the standard gold grade

Red lines are ± one, two and three standard deviations from the standard gold grade

Source: Hod Maden QAQC Report 20190925.docx

Figure 11.20    Lead Standard GMBS911-1 - 5,846 ppm Pb

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SAMPLING METHOD AND APPROACH

Note:	Red dots are the standard gold grade

Red lines are ± one, two and three standard deviations from the standard gold grade

Source: Hod Maden QAQC Report 20190925.docx

Figure 11.21    Lead Standard GBM398-1 - 26,669 ppm Pb

Note:	Red dots are the standard gold grade

Red lines are ± one, two and three standard deviations from the standard gold grade

Source: Hod Maden QAQC Report 20190925.docx

Figure 11.22    Lead Standard GBM398-4 - 11,714 ppm Pb

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SAMPLING METHOD AND APPROACH

Note:	Red dots are the standard gold grade

Red lines are ± one, two and three standard deviations from the standard gold grade

Source: Hod Maden QAQC Report 20190925.docx

Figure 11.23    Lead Standard GBM914-10 - 4,671 ppm Pb

Note:	Red dots are the standard gold grade

Red lines are ± one, two and three standard deviations from the standard gold grade

Source: Hod Maden QAQC Report 20190925.docx

Figure 11.24    Zinc Standard GBM398-1 - 20,295 ppm Zn

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SAMPLING METHOD AND APPROACH

Note:	Red dots are the standard gold grade

Red lines are ± one, two and three standard deviations from the standard gold grade

Source: Hod Maden QAQC Report 20190925.docx

Figure 11.25    Zinc Standard GBM398-4 - 5,117 ppm Zn

Note:	Red dots are the standard gold grade

Red lines are ± one, two and three standard deviations from the standard gold grade

Source: Hod Maden QAQC Report 20190925.docx

Figure 11.26    Zinc Standard GBM914-10 - 9,697 ppm Zn

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SAMPLING METHOD AND APPROACH

Note:	Red dots are the standard gold grade

Red lines are ± one, two and three standard deviations from the standard gold grade

Source: Hod Maden QAQC Report 20190925.docx

Figure 11.27    Zinc Standard GMBS911-1 - 1,219 ppm Zn

11.8	Laboratory Pulp Duplicates

As at February 19 2015 cross laboratory round-robin checks were performed on 3,027 samples. Pulps were assayed at SGS in Ankara, ALS in Izmir, Acmelabs in Ankara Turkey and ARGETEST laboratories. The results for gold are shown in Figure 11.28. AMC considers there is a good correlation in the assayed gold grades between the laboratories.

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Note: Samples are coloured by the check laboratory

Figure 11.28    Cross Laboratory Checks

The number of field and laboratory duplicates are listed in Table 11.2.

Category	Number of Sample	Samples Tested	Ratio of Samples tested to DH Samples

Field duplicate	51,623	1770	1:29

Lab Pulp Checks	51,623	4475	1:12

Lab Pulp Split	51,623	60	1:860

Table 11.2    Number of Field and Laboratory Duplicates

Figure 11.29 shows the scatter diagram comparing the original gold samples versus field duplicates. One sample for hole HTD-159 (10.45 g/t) was re-assayed and gave a similar result to the duplicate.

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Source: Hod Maden QAQC Report 2018117.docx

Figure 11.29    Scatter Plot Original Versus Duplicate - Au

11.9	Recommendations and Conclusions

Based on the results of the quality control AMC considers the following:

◾	The results from the blank assays indicate good equipment cleaning;
◾	The laboratory has a low-grade bias for the two low grade gold standards (0.51 g/t gold and 0.643 g/t gold);
◾	The copper, lead and zinc standard results appear to more variable than the gold standards;
◾	The drillhole assays are suitable for the estimation and reporting of the Mineral Resources under the Canadian NI 43-101 code.

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12.	DATA VERIFICATION

Visits to the Hod Maden Project in relation to geology and mineral resources have been conducted for each of the PFS and FS technical studies, as follows:

PFS:        AMC principal geologist, Rod Webster, between 14 and 17 June 2016.

FS:          AMC principal geologist, Chris Arnold, between 23 and 29 July 2019.

In both cases the respective QP was able to interact directly with site professionals and inspect the geological and operational aspects of the Project. Suites of representative holes of drill core were reviewed and compared against corresponding core logs and assay results. Geological logging and sampling procedures were observed in operation.

Only geotechnical drilling was being undertaken at the time of the 2019 visit (Figure 12.1), but in 2016 exploration drilling operations were viewed.

Figure 12.1    Geotechnical Drilling in Progress

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The locations of a number of previously drilled holes were identified on the ground and recorded (Figure 12.2).

Figure 12.2    Marked Drillhole Collar Locations

The SGS laboratory in Ankara has not been inspected by AMC.

During the PFS-phase validation, over ten percent of the laboratory assay certificates were cross-checked against with the assay database and no errors were found.

As part of the 2019 visit, AMC interviewed the Project database manager based at the Artmin head office in Ankara. In addition to verbal descriptions of the data processing and management procedures, AMC was provided with detailed documentation of the standard processes.

AMC was provided with a full set of drill core photographs, collated into easily accessible PDF documents. During the resource modelling and associated geological interpretations and statistical analyses, these photographic documents allowed AMC to cross check observations relating to assays and geology against the core photos. This process represents a spot check confirmation of relationships between geology and assays, and in this way provided additional assurance concerning the validity of data.

AMC conducted a number of data verification activities, including the independent analyses of QAQC data, as outlined in Part 12.1. AMC also completed a set of routine tests of database validity, as part of the data preparation phase of the resource estimation work. These include both specific and general tests, and no matters of concern were identified.

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AMC considers the drillhole data to be suitable for estimation and reporting of the Mineral Resource estimates.

12.1	Assay QAQC

Assay quality control and quality assurance (QAQC) used in Hod Maden drilling programs consists of:

◾	Certified reference materials (CRMs) inserted every 20 samples;
◾	Pulp blanks of certified blank material inserted every 20 samples;
◾	Field duplicates of quarter core inserted every 40 samples.

A document provided to AMC regarding sampling procedures refers to pulp duplicates being submitted for one in 20 samples. A draft NI 43-101 report refers to 3,665 laboratory pulp checks and 3027 pulps submitted for a cross-laboratory round robin. The internal QAQC report for 25 September 2019 refers to 4,475 laboratory pulp checks. The data for the pulp duplicates and round robin is not included in data provided to AMC.

AMC has assessed QAQC data for Au, Cu and Zn assays.

12.1.1	Certified Reference Materials (CRM)

As part of the verification process, AMC generated a range of analytical charts, some of which replicate those produced by Artmin.

Each of two CRM validation chart forms show values sorted on the horizontal axis by sample batch and hole number to reflect the date the samples were submitted. The first chart form maps this time series against assay values on the vertical axis, with horizontal lines representing two and three standard deviation limits. The second chart form maps this time series assay values against relative differences (%) between the expected value and each assay, with horizontal lines 10% variance limits. AMC’s comments in relation to the CRM validation charts are summarised in Table 12.2 for gold, Table 12.4 for copper, and Table 12.6 for zinc.

Gold Certified Reference Materials (CRM)

CRMs are sourced from Geostats Pty Ltd. The gold CRMs used and their expected values are:

◾	G310-9, 3.29 g/t;
◾	G311-1, 0.52 g/t;
◾	G313-10, 46.27 g/t;
◾	G905-7, 3.92 g/t;
◾	G907-4, 3.84 g/t;
◾	G910-7, 0.51 g/t;

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◾	G910-8, 0.63 g/t;
◾	G914-10, 10.26 g/t;
◾	G914-6, 3.21 g/t.

The results from CRMs have been assessed by:

◾	Evaluating CRM assay statistics;
◾	Comparing the assay results with the expected values and standard deviations as stated on the CRM certification;
◾	Calculating the relative difference between the assay results and expected values.

Table 12.1 lists statistics for gold assays for the CRMs.

Standard	G910-8	G910-7	G311-1	G310-9	G914-6	G907-4	G905-7	G914-10	G313-10

Number	804	113	9	529	24	78	17	288	219

Mean	0.60	0.49	0.51	3.31	3.23	3.84	3.91	10.16	46.90

Minimum	0.10	0.42	0.45	2.42	3.05	3.55	3.64	8.18	41.9

Maximum	0.70	0.59	0.60	3.62	3.70	4.30	4.27	10.9	51.6

Median	0.60	0.49	0.50	3.32	3.20	3.84	3.92	10.15	46.70

Std Dev	0.03	0.023	0.05	0.123	0.145	0.142	0.162	0.346	1.64

Variance	0.001	0.001	0.003	0.015	0.021	0.02	0.026	0.119	2.689

Std Error	0.001	0.002	0.017	0.005	0.03	0.016	0.039	0.02	0.111

Coeff Var	0.05	0.047	0.097	0.037	0.045	0.037	0.041	0.034	0.035

PERCENTILES

2.5	0.54	0.43	0	3.06	0	3.38	0	9.49	43.50

5	0.56	0.45	0	3.12	0.61	3.60	0	9.59	44.40

10	0.57	0.46	0	3.17	3.05	3.64	2.57	9.73	44.98

20	0.58	0.47	0.38	3.21	3.11	3.71	3.75	9.90	45.70

30	0.59	0.48	0.48	3.26	3.17	3.73	3.82	9.99	46.00

40	0.59	0.48	0.49	3.29	3.18	3.80	3.82	10.10	46.40

50	0.60	0.49	0.50	3.32	3.20	3.84	3.92	10.15	46.70

60	0.61	0.49	0.51	3.34	3.23	3.89	3.97	10.25	47.20

70	0.61	0.50	0.52	3.37	3.25	3.91	3.99	10.33	47.63

80	0.62	0.50	0.54	3.41	3.29	3.95	4.04	10.45	48.22

90	0.62	0.51	0.58	3.45	3.40	4.00	4.05	10.60	49.10

95	0.63	0.51	0.59	3.50	3.44	4.04	4.09	10.68	49.71

97.5	0.64	0.52	0.60	3.55	3.54	4.10	4.18	10.75	50.20

98	0.65	0.54	0.60	3.55	3.58	4.12	4.20	10.75	50.32

99	0.66	0.55	0.60	3.59	3.64	4.18	4.23	10.81	50.48

Table 12.1    Statistics for CRM Gold Assays

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Gold assays for CRMs return lower grades than the expected values for CRMs G910-8 (5% lower), and G910-7 (4.5% lower). Slightly lower grades were returned for G311-1, G905-7, and G914-10. Slightly higher grades were returned for G310-9 and G313-10, and higher grade for G914-6 (3.6% higher). Table 12.2 summarises AMC’s comments with respect to gold CRMs.

AMC Comments from Gold QAQC Validation Charts

CRM ( #)	2xSD	3xSD	10%RD	Apparent Bias

G310-9 (529)	Consistently within	2 within, 1 outside	Consistently within, only 4 outside	None

G910-8 (804)	Mostly within, 21 outside	All within	Mostly within, 7% outside	Consistent low

G914-10 (288)	Consistently within. 7 outside	One outside	Consistently within, 2 outliers	None

G311-1 (9)	All within	All within	Consistently within	None

G313-10 (219)	Six outside	All within	One slightly outside	Very slight high

G905-7 (17)	All within	All within	Consistently within	None

G907-4 (78)	Two outside	All within	One outside	Slight high bias

G910-7 (113)	One outside	All within	Ten outside	Consistent low

G914-6 (24)	Consistently within	One outside	One outside	None

Notes:         EV            Expected Value

 SD            Standard Deviation (off EV)

 RD            Relative Difference

Table 12.2    Statistics for CRM Gold Assays

Overall, the CRMs indicate good gold assay accuracy across all grade ranges.

Copper Certified Reference Materials (CRM)

The base metal CRMs used and their expected copper values are:

◾	GBM398-1, 14,823 ppm Cu;
◾	GBM398-4, 3,891 ppm Cu;
◾	GBM914-10, 1,864 ppm Cu;
◾	GBM911-1, 10,034 ppm Cu.

Table 12.3 lists statistics for copper assays for the CRMs.

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Standard	GBM914-10	GBM398-4	GBMS911-1	GBM398-1

Number	286	48	48	160

Mean	1,862	3,816	10,079	14,703

Minimum	1,670	3,420	9,120	13,400

Maximum	2,060	4,070	11,280	15,900

Median	1,860	3,830	9,950	14,700

Std Dev	52.368	123.958	434.241	396.795

Variance	2,742	15,366	188,565	157,447

Std Error	3.097	17.892	62.677	31.369

Coeff Var	0.028	0.032	0.043	0.027

PERCENTILES

2.5	1,760	714	1,892	13,900

5	1,790	3,578	9,472	14,100

10	1,800	3,620	9,628	14,200

20	1,820	3,726	9,796	14,400

30	1,840	3,770	9,844	14,500

40	1,850	3,812	9,922	14,600

50	1,860	3,830	9,950	14,700

60	1,870	3,858	10,036	14,800

70	1,880	3,880	10,172	14,900

80	1,900	3,898	10,310	15,000

90	1,930	3,930	10,764	15,200

95	1,960	3,986	10,918	15,300

97.5	1,970	4,046	10,978	15,500

98	1,976	4,060	11,002	15,500

99	2,000	4,065	11,141	15,640

Table 12.3    Statistics for CRM Copper Assays

Copper assays for CRMs return very slightly lower grades than the expected values for CRMs GBM914-10 and GBM398-1 (less than 1% lower), 4% lower grade for GBM398-4, and slightly higher grade for GBMS911-1 (less than 1%).

Table 12.4 summarises AMC’s comments with respect to copper CRMs.

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AMC comments from Copper QAQC Validation Charts

CRM (#)	2xSD	3xSD	10%RD	Apparent bias

GBM398-1 (160)	Consistently within	1 outside	Consistently within	None

GBM398-4 (48)	1 outside	All within	1 outside	None

GBM914-10 (286)	Consistently within	4 within	2 very slightly outside	Early slight low

GBMS911-1 (48)	5 outside	1 slightly outside	1 sightly outside	None
Notes:	EV Expected Value

SD     Standard Deviation (off EV)

RD     Relative Difference

Table 12.4    Statistics for CRM Copper Assays

Overall, the CRMs indicate good copper assay accuracy across all grade ranges.

Zinc Certified Reference Materials (CRM)

The base metal CRMs used and their expected zinc values are:

◾	GBM398-1, 20,295 ppm Zn;
◾	GBM398-4, 5,117 ppm Zn;
◾	GBM914-10, 9,697 ppm Zn;
◾	GBM911-1, 1,219 ppm Zn.

Table 12.5 lists statistics for zinc assays for the CRMs.

Standard	GBM914-10	GBM398-4	GBMS911-1	GBM398-1

Number	48	160	286	48

Mean	1,230	20,618	9,991	5,167

Minimum	1,080	18,500	8,970	4,470

Maximum	1,370	22,600	10,800	5,700

Median	1,225	20,600	9,990	5,160

Std Dev	67	709	298	207

Variance	4,452	503,349	88,811	42,755

Std Error	9.63	56	18	30

Coeff Var	0.054	0.034	0.03	0.04

PERCENTILES

2.5	219	19,100	9,422	894

5	1,105	19,200	9,496	4,590

10	1,139	19,650	9,606	4,904

20	1,183	20,100	9,722	5,022

30	1,194	20,300	9,838	5,080

40	1,210	20,500	9,900	5,122

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Standard	GBM914-10	GBM398-4	GBMS911-1	GBM398-1

50	1,225	20,600	9,990	5,160

60	1,240	20,700	10,050	5,198

70	1,273	20,900	10,150	5,226

80	1,282	21,100	10,300	5,284

90	1,310	21,500	10,320	5,334

95	1,334	21,800	10,500	5,492

97.5	1,366	22,300	10,600	5,652

98	1,370	22,300	10,600	5,671

99	1,370	22,400	10,700	5,686

Table 12.5    Statistics for CRM Zinc Assays

Zinc assays for CRMs return slightly higher grades than the expected values for all CRMs. The greatest difference is GBM914-10 where assays are 3% higher on average than the expected value.

Table 12.6 summarises AMC’s comments with respect to zinc CRMs.

AMC Comments from Zinc QAQC Validation Charts

CRM (#)	2xSD	3xSD	10%RD	Apparent bias

GBM398-1 (48)	Consistently within	5 slightly within	Mostly within; 3 slightly outside	None

GBM398-4 (160)	3 values outside	All within	3 outside	None

GBM911-1 (286)	Consistently within	All within	Mostly within; 4 slightly outside	None

GBM914-10 (48)	5 outside	All within	4 slightly outside	Slight positive

Notes:	EV Expected Value

SD    Standard Deviation (off EV)

RD    Relative Difference

Table 12.6    Statistics for CRM Zinc Assays

Overall, the CRMs indicate good copper assay accuracy across all grade ranges.

12.1.2	Field Duplicates

Assays of 1,720 field duplicates are recorded in the data provided. The field duplicates are quarter core samples of core remaining after half-core sampling for the primary assay. The smaller sample compared to the primary half-core sample is likely to return higher variance, especially in gold assays, although assay means should be comparable. Field duplicates were submitted in a separate sample batch.

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Gold Assays for Field Duplicates

Figure 12.3 shows a scatter plot of results comparing original and duplicate gold assays for field duplicates. There is a wide scatter of results showing poor precision.

Figure 12.3    Scatter Plot for Gold Field Duplicates

Figure 12.4 shows the same data for assays less than 5 g/t. There is a wide scatter of results.

Figure 12.4    Scatter Plot for Gold Field Duplicates Less than 5 g/t

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In Figure 12.5, field duplicate results are expressed as a relative percentage difference (RPD) plot. In RPD analysis, the absolute difference between repeat and original results for each sample pair is divided by the mean value of the sample pair and expressed as a percentage. Values are plotted against the proportion of the total sample pairs with less than the corresponding RPD value. In general, the precision of field duplicate assay data is considered adequate when 90% of the sample pairs exhibit an RPD value of less than 20%. Although this is generally difficult to achieve for gold assays. Values less than 0.4 g/t have been excluded because relative variability is greater at low grades.

Figure 12.5 shows that 47% of the sample pairs have an RPD value of less than 20%. This result indicates poor precision in assays of field duplicate samples. This may be partly due to the different sample size.

Figure 12.5    Gold RPD Plot of Field Duplicates

Figure 12.6 shows a quantile-quantile plot for field duplicate gold assays less than 15 g/t. The plot compares the distribution of the two data sets, rather than comparing assays from individual samples. The plot shows slight but inconstant biases with:

◾	No bias at grades less than 3 g/t;

◾	A bias toward the duplicate assays between 3 g/t and 5 g/t;

◾	A bias towards the original assay between 8 g/t and 12 g/t;

◾	A bias toward the duplicate assay greater than 12 g/t.

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Figure 12.6    Quantile-Quantile Plot of Gold Assays for Field Duplicates Less than 15 g/t

Copper Assays for Field Duplicates

Figure 12.7 shows a scatter plot of results comparing original and duplicate copper assays for field duplicates. There is a wide scatter of results. There is no apparent bias.

Figure 12.7    Scatter Plot for Copper Field Duplicates

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Figure 12.8 shows the same data for assays less than 20,000 ppm Cu. There is a wide scatter of results but no bias.

Figure 12.8    Scatter Plot for Copper Field Duplicates Less than 20,000 ppm Cu

Figure 12.9 shows an RPD plot for original and field duplicate copper assays. Values less than 500 ppm Cu have been excluded because relative variability is greater at low grades. 42% of the sample pairs have an RPD value of less than 20%. This is a very poor result for copper assays. Copper assays should indicate less variance than gold assays.

Figure 12.9    Copper RPD Plot of Field Duplicates

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Figure 12.10 shows a quantile-quantile plot for field duplicate copper assays less than 20,000 ppm Cu. The plot shows no bias in field duplicate copper assays.

Figure 12.10    Quantile-Quantile Plot of Copper Assays

Zinc Assays for Field Duplicates

Figure 12.11 shows a scatter plot of results comparing original and duplicate zinc assays for field duplicates. There is a wide scatter of results. There is no apparent bias.

Figure 12.11    Scatter Plot for Zinc Field Duplicates

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Figure 12.12 shows the same data for assays less than 20,000 ppm Zn. There is a wide scatter of results but no bias.

Figure 12.12    Scatter Plot for Zinc Field Duplicates Less than 20,000 ppm Zn

Figure 12.13 shows an RPD plot for original and field duplicate zinc assays. Values less than 250 ppm Zn have been excluded because relative variability is greater at low grades. 53% of the sample pairs have an RPD value of less than 20%. This is a very poor result for zinc assays which should indicate less variance than gold assays.

Figure 12.13    Zinc RPD Plot of Field Duplicates

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Figure 12.14 shows a quantile-quantile plot for field duplicate zinc assays less than 20,000 ppm Zn. The plot shows no bias in field duplicate zinc assays.

Figure 12.14    Quantile-Quantile Plot of Zinc Assays

12.1.3	Blanks

Blank samples consist of certified blank material provided by Geostats Pty Ltd and Ore Research and Exploration Pty Ltd. All blanks are intended for gold assays. The certified blanks used were:

◾	Geostats Pty Ltd: Aublank62, Aublank 66, Aublank 70, and Aublank 93;

◾	Ore Research and Exploration Pty Ltd: OREAS-160.

Of 1,302 assays of certified blank samples:

◾	784 samples returned results less than the detection limit (0.01 g/t);

◾	323 returned results at the detection limit;

◾	100 returned results of 0.02 g/t;

◾	12 results were between 0.02 g/t and 0.05 g/t;

◾	One result was 0.13 g/t.

Assays of certified blank samples show that there has been no contamination between samples in the sample preparation and assay process.

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12.1.4	Conclusions

AMC concludes that:

◾	Assays for pulp duplicates and cross laboratory round robin were completed;

◾	Industry standard certified, reference materials and blanks were utilized in order to check laboratory assay quality control;

◾	Gold assays for CRMs returned:

-	Lower grades than the expected values for CRMs G910-8 (5% lower), and G910-7(4.5% lower);

○	Slightly lower gold grades for G311-1, G905-7, and G914-10;

-	Slightly higher gold grades for G310-9 and G313-10;

-	Higher grade for G914-6 (3.6% higher).

◾	The differences between CRM gold assays and expected values are not material for resource estimation;

◾	Copper assays for CRMs returned:

-	Very slightly lower grades than the expected values for CRMs GBM914-10 and GBM398-1 (less than 1% lower);

-	4% lower grade for GBM398-4;

-	Slightly higher grade for GBMS911-1 (less than 1%).

◾	The differences between CRM gold assays and expected values are not material for resource estimation;

◾	Overall, the CRMs indicate acceptable assay accuracy across all grade ranges;

◾

Field duplicates show poor precision in both gold, copper and zinc assays. This is partly attributable to the different sample size (quarter core compared to half core) particularly for gold assays. The precision for copper and zinc assays is expected to be better than the precision for gold assays;

◾	There are slight biases in gold assays between the duplicate and original assays which vary by grade range;

◾	There is no bias between duplicate and original copper or zinc assays;

◾	Assays of certified blank samples show that there has been no contamination between samples in the sample preparation and assay process.

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13.	MINERAL PROCESSING AND METALLURGICAL TESTING

13.1	Previous Metallurgical Test Work Summary

Hod Maden Au-Cu Sulfide ore is a volcanic-sedimentary ore type with moderate sulfide mineral content. The major sulfide minerals are pyrite and chalcopyrite. Gold is mostly associated with pyrite and to a lesser degree with chalcopyrite and siliceous minerals. The main goal of the metallurgical testing was to produce a copper concentrate containing ≥20% Cu at the highest possible copper and gold recoveries, and (where possible) a pyrite concentrate with maximum gold content.

A Scoping and Preliminary Economic Assessments (PEA) level characterization and metallurgical test work program was conducted between 2015 and 2016, Preliminary Feasibility Study (PFS) phase test work between 2017-2018 and Feasibility Study between 2019-2020. All the reports related to the metallurgical test work are given in Part 27 of this report.

PEA phase test work was based on an ore sample prepared from early drilling work. Two alternative flotation flowsheets were tested: sequential copper and pyrite flotation, and bulk sulfide mineral flotation followed by selective copper flotation. The bulk sulfide mineral flotation flowsheet was selected based on total gold and copper recoveries to the final copper concentrate.

PFS phase test work was planned based on the findings from PEA phase test work results. Flowsheet development and PFS level ore variability tests were conducted by Hacettepe Mineral Technologies Inc. (HMT) using the composite samples selected by SGS Geostat group representing lithology/alteration and grade variations in the ore deposit. Eight samples were selected for comminution tests and twelve samples for mineralogical characterization and flotation test work. After optimization of the flotation conditions and flowsheet by HMT, the same MCS (Master Composite Sample) sample was sent to Wardell Armstrong International (WAI) for confirmation tests.

The main objectives of the PFS metallurgical test work were:

◾	Optimization of the flotation flowsheet and flotation conditions to reduce gold loss from bulk flotation tail;
◾	Production of a pyrite concentrate with saleable gold and sulfur grade;
◾	Performing PFS level ore variability tests;
◾	Preliminary assessment of gold recovery from pyrite concentrate by hydrometallurgical methods.

The mineralogical characterization studies were performed by Petrolab in UK using QemSCAN and involved modal mineralogical analysis, liberation analysis and gold-copper deportment. The major sulfide minerals were pyrite and chalcopyrite in all samples. The ore samples from the massive pyrite lithology contained the highest pyrite content.

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The grain size distribution showed that the primary grind size P80 of 106 µm was suitable for bulk sulfide mineral flotation and the regrind size P80 of 30 µm suitable to obtain adequate degree of liberation for selective copper flotation.

The gold was in the form of native gold/electrum and had a strong association with sulfide phases (i.e. chalcopyrite, pyrite, pyrrhotite and arsenopyrite) in all samples. It was generally fine-grained (<10 µm).

SAG Mill Comminution (SMC), Bond Ball Mill Work Index (BBWi), Bond Rod Mill Work Index (BRWi) and Abrasion Index tests were conducted on all the variability samples. All samples tested showed medium to moderately soft resistance to impact breakage, while having medium resistance to abrasion breakage relative to the JKMRC data base. Bond Rod Mill Work Indices (BRWi) ranged from 9.42 kWh/t to 13.65 kWh/t, classifying all the samples as being of medium hardness. The Bond Ball Mill Work Index (BBWi) varied from 9.56 kWh/t to 14.6 kWh/t, classifying the samples from medium hardness to hard. The measured abrasion index values ranged from 0.043 to 0.47.

A comprehensive gravity concentration test work program was conducted in the PEA phase to investigate the possibility of producing a GRG (Gravity Recoverable Gold) concentrate ahead of the flotation stage. Gravity concentration tests were performed using a shaking table and a Falcon separator. In the shaking table tests, the highest gold grade (29 g/t) was obtained at a particle size finer than 160 µm. There were no coarse gold particles which could be concentrated by shaking table. The GRG test was conducted as E-GRG (size-by-size basis) to demonstrate the gold recovery as a function of particle size. The GRG potential of the MCS (average grade, 10 g/t Au) and UHG (high grade, 33 g/t Au) ore types were found as 13.51% and 18.99%, respectively. GRG values of both ores were considered low for an effective gold recovery by gravity separation.

In the PEA phase, a composite ore sample representing the main zone of the ore body was used in the flotation tests. Head assay of the sample was 1.9% Cu and 9 g/t Au. Bulk sulfide mineral flotation followed by selective copper flotation and sequential copper/pyrite flotation flowsheet options were tested. The bulk flotation mode of operation was favorable, because it produced a copper concentrate with higher gold and copper recoveries than that of the sequential mode of operation.

The same flowsheet concept was used in the PFS phase. Additional test work was performed to improve flotation performance by reducing loss of gold to bulk flotation tail and production of pyrite concentrate with saleable gold grade and determine the effects of ore variability on flotation performance.

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The optimum primary grind size was determined as P80 of 106 µm in the PEA phase. Further tests were conducted to investigate effects of a finer primary grind size and two stage grinding (MF2 - Mill-Float-Mill-Float) mode of operation for reducing gold loss to bulk flotation tailing. In the MF2 mode of operation the primary grind size was set to a P80 of 106 µm and the bulk rougher flotation tail was reground to finer sizes prior to the scavenger flotation stage. The flotation performance was tested at P80‘s of 53 µm, 38 µm and 20 µm secondary grind sizes. The P80 of 38 µm was found as the optimum particle size.

Based on the test results, bulk sulfide mineral flotation section of the flowsheet was modified from Mill-Float (MF) mode to MF2 mode of operation by including a secondary grinding stage producing a P80 of 38 µm material for bulk scavenger flotation. The MF2 mode of operation reduced gold loss significantly, particularly for flotation feed containing high gold grade.

Locked cycle flotation tests (LCT) were conducted using the MCS ore sample by both HMT and WAI. The LCT at WAI was conducted as a confirmatory test. Figure 13.1 shows the flowsheet applied in both laboratories.

Figure 13.1    Locked Cycle Flotation Test Flowsheet

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Primary grind size was a P80 of 106 µm and bulk rougher flotation was conducted with three stages of collector addition. Bulk rougher flotation tailing was ground to a P80 of 38 µm. Bulk scavenger flotation was conducted with two stages of collector addition. Sodium isopropyl xanthate (SIPX) and a modified dithiophosphate (Aero7249) were used as the collector and promoter in the bulk rougher and scavenger flotation. The bulk scavenger concentrate was subjected to a cleaner flotation, whose concentrate was combined with the bulk rougher concentrate in the copper rougher flotation stage. The bulk rougher concentrate was re-ground down to a P80 of 30 µm in the presence of lime at pH 11.5 for pyrite depression. The copper rougher flotation and scavenger flotation were applied at the same pH using Aero 3418A as the selective copper collector. The copper final concentrate was produced after three stages of cleaner flotation. Pyrite flotation was applied to the copper scavenger tailing after decreasing the pH to about 8 to 9 by addition of sulfuric acid (H2SO4 as a 10% solution).

LCT test results from HMT and WAI are given in Table 13.1 and Table 13.2, respectively. Table 13.1 shows that a copper concentrate was produced assaying 83.15 g/t Au and 20.18% Cu at recoveries of 78.11% Au and 93.32% Cu, respectively. The pyrite concentrate contains 7.04 g/t Au and 52.07% S with 13% Au recovery. The total gold recovery in the circuit was approximately 91%. Similar results were obtained from the test conducted by WAI (Table 13.2).

Product	Wt %	Assay					Distribution (%)
		g/t Au	% Cu	% Fe	% S	% Zn	Au	Cu	Fe	S	Zn

Cu Cl3 Conc	9.26	83.15	20.18	29.15	41.57	5.93	78.11	93.32	19.16	19.78	94.65

Bulk Scv Cln Tail	5.62	1.26	0.11	4.70	5.45	0.04	0.72	0.31	1.88	1.57	0.39

Py Conc	17.81	7.04	0.31	37.94	52.07	0.03	12.71	2.78	47.98	47.67	0.98

Py Tail	13.29	3.63	0.33	18.65	23.01	0.06	4.90	2.20	17.60	15.72	1.31

Bulk Tail	54.02	0.65	0.05	3.49	5.49	0.03	3.56	1.39	13.38	15.25	2.67

Total	100.00	9.86	2.00	14.08	19.46	0.58	100.00	100.00	100.00	100.00	100.00

Note: Cu Cl3 Conc = Copper 3rd Cleaner Concentrate; Scv Cln = Scavenger Cleaner; Py = Pyrite.

Table 13.1    Average Grade and Recoveries of the LCT Conducted at HMT

Product	Wt %	Assay				Distribution (%)
		g/t Au	% Cu	% Fe	% S	g/t Au	% Cu	% Fe	% S

Cu Clnr Conc	10.7	66.5	19.9	30.8	39.0	78.3	96.2	21.3	23.4

Py Ro Conc	18.1	6.93	0.16	38.8	47.3	13.7	1.3	45.2	47.8

Tailings	71.2	1.01	0.077	7.32	7.22	7.9	2.5	33.6	28.8

Feed	100.0	9.11	2.22	15.5	17.9	100.0	100.0	100.0	100.0

Note: Cln = Cleaner; Ro = Rougher.

Table 13.2    Average Grade and Recoveries of the LCT Conducted at WAI

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Complete chemical analysis was performed on the copper and pyrite concentrates produced from LCTs. There were no penalty elements at levels which could adversely affect marketing of the concentrates.

13.2	Feasibility Study Metallurgical Test Work

13.2.1	Introduction

After the work completed for the PFS in 2018, a comprehensive ore variability test work program was performed using 99 ore samples to determine the ore variability across the ore body, the variations in flotation response, and to derive grade-recovery curves for each lithology in the ore deposit. Following the variability test work, the ore was classified into two main ore types, namely Regular Ore (RO) and Pyrite Ore (PO), with test work undertaken to increase total gold recovery by production of a pyrite concentrate with saleable gold grade. The metallurgical tests were performed for equipment sizing and selection using master composite ore samples representing the two main ore types. All the ore characterization and metallurgical tests were conducted at ALS Metallurgy in Perth (Australia).

13.2.2	Metallurgical Sample and Composite Sample Establishment

The sample selection study was performed by Acar Metallurgical Consulting in December 2018, using the Hod Maden resource model available at that time. The ore body consists of two zones: Main Zone representing the major part of the ore body, and South Zone representing an extension of the ore body.

Main Zone: Overall, 73 samples were proposed. In terms of gold grade ranges; 20 samples are in >10 g/t Au range, 8 samples in 5 g/t to 10 g/t Au range, 20 samples are in 2.5 g/t to 5 g/t range, 9 samples are in 1.5 g/t to 2.5 g/t range and 16 samples are in the sub-cut-off grade (<1.5 g/t Au).

South Zone: Overall, 26 samples were proposed. In terms of gold grade ranges; 6 samples are in >10 g/t Au range, 3 samples in 5 g/t to 10 g/t Au range, 9 samples are in 2.5 g/t to 5 g/t range, 6 samples are in 1.5 g/t to 2.5 g/t range and 2 samples are in the sub-cut-off grade (<1.5 g/t Au).

Gold grade and lithological distribution of the variability samples are given in Table 13.3.

Ten samples from Main Zone and four samples from South Zone were selected for the comminution tests (Table 13.4). The samples were selected according to the distribution of Lithology-Alteration in both ore zones. Half-HQ cores were used to produce coarse material for SMC tests.

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PHASE 1 MAIN AND SOUTH ZONE VARIABILITY SAMPLES

Lithology	Alteration	High Grade	2 x Average Grade	Average Grade	Cut-off Grade	Sub Cut-off Grade	Total, Number		Total, %
		Au>10 g/t	Au 5-10 g/t	Au 2.5-5 g/t	Au 1.5-2.5 g/t	Au <1.5 g/t

Andesite Breccia	Network Quartz Vein		3	1			4	8	4.0%	8.1%
	Quartz Vein - Gray Silica	1+1					2		2.0%
	Quartz Veining				1		1		1.0%
	Jasper - Hematite - Network Quartz Vein			1			1		1.0%

Chlorite Andesite Breccia	Jasper - Hematite - Network Quartz Vein	8	2	5	2	1	18	37	18.2%	37.4%
	Anhydrite - Quartz Vein	2		3	1	4	10		10.1%
	Network Quartz Vein	2	2	2		3	9		9.1%

Daeite Breccia	Quartz Vein - Gray Silica	1	3	1+3	1	1	10	36	10.1%	36.4%
	Quartz Veining	2	1	3	2+2	2	12		12.1%
	Silicification	1		1		1	3		3.0%
	Anhydrite Quartz Vein	1		1			2		2.0%
	Jasper - Hematite - Network Quartz Vein	1		1		1	3		3.0%
	Network Quartz Vein			1	1+2	2	6		6.1%

Gypsum Volcanosedimentary	Argillic			2		1+2	5	5	5.1%	5.1%

Volcanosedimentary	Quartz Veining			1	1		2	2	2.0%	2.0%

Massive Pyrite	Massive Pyrite	4		2	1		7	7	7.1%	7.1%

Massive Pyrite Enrichment Zone	Massive Pyrite Enrichment Zone	2		1	1		4	4	4.0%	4.0%

TOTAL		26	11	29	15	18	99	99	100.0%	100.0%

TOTAL, %		26.3	11.1	29.3	15.2	18.2	100.0
	Red numbers indicate South Zone variability sample

Table 13.3    The Samples Selected for the Ore Variability Flotation Tests

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	Lithology	Alteration	No of Samples

Main Zone	Chlorite Andesite Breccia	Jasper - Hematite - Net. Qtz Vein	3
		Anhydrite - Quartz Vein	2
		Network Quartz vein	1
	Andesite Breccia	Network Quartz vein	1
	Dacite Breccia	Quartz Veining	1
	Gypsum Volc. Sed.	Argillic	1
	Massive Pyrite	Massive Pyrite	1

Total - Main Zone			10

South Zone	Dacite Breccia	Quartz vein - Gray Silica	1
		Quartz Veining	1
		Anhydrite - Quartz Vein	1
		Silicification	1

Total - South Zone			4

Grand Total			14

Table 13.4    Comminution Test Samples

13.2.3	Head Assays

Complete chemical analysis including cyanide soluble gold (CN Sol Au) and cyanide soluble copper (CN Sol Cu) of the 99 variability samples were performed by ALS Metallurgy. Duplicate gold assays were performed by fire assay for all the samples to check sample homogeneity and the presence of any ‘nugget effect’. Gold assay varied from 0.2 g/t to 70 g/t but generally accumulated in 2.5 g/t to 20 g/t Au range. The duplicate assays were similar for the majority of the samples.

The CN Sol Au assay is generally used as a proxy to estimate the form of gold (free/exposed or refractory/encapsulated) in the ore samples. In Hod Maden variability samples, more than 70% of the gold in the samples was in the form of CN Sol Au, except the samples from the massive pyrite (MPY) and massive pyrite enrichment zone (MPE) lithologies and some samples from the dacite breccia (DB) lithology. CN Sol Cu assays were also performed to estimate presence of secondary copper minerals in the samples. In general, less than 10% of the copper in the samples was in the form of CN Sol Cu, except the samples from MPY and MPE lithology and a few others from the contact zone with MPY/MPE.

Copper grade of the samples varied from 0.06% Cu to 6.9% Cu but generally ranged between 0.5% Cu to 2% Cu. Sulfide sulfur (Ss) assays varied from 1.34% Ss to 44.6% Ss, but generally ranged between 5% Ss to 20% Ss. MPY samples contained the highest Ss, as expected. There were some samples from andesite breccia (AB) and chlorite andesite breccia (CAB) lithologies containing >15% Ss, which were from the contact zone with MPY/MPE. Total sulfur (ST) assay was also performed on each sample to estimate presence of anhydrite (CaSO4), which is the major sulfate mineral in the ore. Sulfate sulfur content varied from none to as high as 14% in some samples. Anhydrite was generally observed with CAB lithology samples.

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Chemical analyses of the variability samples shows that the selected samples covers a wide range of gold, copper and sulfide sulfur assays from different lithologies, which is critical for derivation of grade vs. recovery curves.

13.2.4	Mineralogical Characterization

A total of 71 samples containing >2.5 g/t Au (higher than cut-off grade) were submitted for quantitative mineralogical analysis by QEMSCAN and XRD methods. The samples were ground to a P80 of 106 µm, which was the optimum primary grind size for bulk sulfide mineral flotation. Bulk mineral analysis, mineral liberation analysis, copper deportment and gold search were performed on each sample. Analysis of pyrite texture was also performed by optical images for eight samples selected in the beginning of the mineralogical characterization work. The results of the feasibility study mineralogical analysis were generally in agreement with the findings from the PFS phase.

The major minerals in Hod Maden ore were quartz, mica, pyrite, chalcopyrite, Ca-sulfate minerals and minor amounts of secondary copper minerals (chalcocite/covellite). Figure 13.2 shows distribution of chalcopyrite, pyrite and Ca-sulfate minerals in the samples. Massive Pyrite (MPY) ore contains the highest amount of pyrite, i.e. >40%, followed by MPE, AB and CAB=DB.

Distribution of chalcopyrite was quite variable in the samples. There were samples containing >10% chalcopyrite from every lithology, but mostly from MPY.

For the secondary copper minerals, chalcocite was more abundant than covellite and typically occured as rims and veins on/in chalcopyrite and pyrite and less commonly on/in sphalerite.

Combined Ca-sulfates are defined as anhydrite (CaSO4), gypsum (CaSO4.2H2O) and bassanite (CaSO4.1/2H2O). The Ca-sulfates speciation was derived from XRD results. The main Ca-sulfate mineral in the samples was either anhydrite or gypsum. There were few samples which contained the two minerals. Bassanite was rarely observed.

Gold was predominantly as native gold (i.e. gold-silver alloys with silver content less than 10% for most of the samples). Several gold-telluride grains (i.e. calaverite (AuTe2) and petzite (Ag3AuTe2)) were also detected.

Grain size of the chalcopyrite was slightly coarser than 80 µm in CAB, AB, DB and GVS lithology samples, but around 40 µm in MPY-MPE. Grain size of the pyrite follows a similar trend although slightly finer than chalcopyrite in most of the samples.

Grain size of the gold was generally finer than 20 µm. Presence of liberated gold particles was observed in some samples, but the gold grains were generally in the locked form and associated with mostly pyrite, then chalcopyrite and silicate minerals.

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Figure 13.2    Distribution of Pyrite, Chalcopyrite and Ca-Sulfate in the Variability Samples

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13.2.5	Comminution Tests

The proposed process plant will consist of a primary crushing and grinding circuit producing a productP80 of 106 µm particle size, a secondary grinding circuit treating the bulk rougher flotation tailing to reduce the particle size to a P80 of 38 µm, and a regrind circuit treating the bulk rougher concentrate reducing the particle size P80 to 30 µm. SMC, Bond Work Index and Abrasion Index tests were conducted on the selected drill core samples. Levin tests and Metso Jar Mill Grindability tests were conducted on the bulk rougher flotation tailing and bulk rougher flotation concentrate produced from the large-scale flotation tests.

Fourteen samples were selected representing different lithologies and alterations in the ore body. The number of samples from each lithology was determined based on their relative abundance in the deposit. SMC, Bond Work Index, Abrasion Index and SG of the samples were measured as shown in Table 13.5.

The A*b values of the fourteen samples varied from 33.4 to 98.1. Most of the samples were in the hard to medium hardness range according to the JKTech database, and the softest sample was from MPY lithology. The samples from DB lithology were the hardest material with an average A*b of 41±5.7.

According to the results of Bond Abrasion Index testing, eight variability samples were classified as abrasive and four as moderately abrasive and two as non-abrasive.

Bond Ball Mill Work Indices (BWi) ranged from 10.4 kWh/t to 20.6 kWh/t. Twelve of the samples would be classified as being of medium hardness and two (COM-013 and COM-014) as hard. The samples from DB lithology had the highest BWi values with an average of 17.3±3.1 kWh/t. The lowest BWi was obtained with the MPY sample. Eighty percent of the material had BWi values lower than 16 kWh/t.

Levin tests were performed using bulk rougher flotation tailing and bulk rougher flotation concentrate. The results show that energy requirement for grinding the rougher tail to a P80 of 38 µm was 24 kWh/t, and for grinding the rougher concentrate to a P80 of 30 µm was 40 kWh/t.

The required specific energies from the Levin tests were considerably higher than expected. This was attributed to the Levin test procedure and low efficiency of ball milling for fine grinding. Therefore, Metso Jar Mill Grindability Tests were performed on the same samples to determine the required specific energy for regrinding using an alternative testing method. The required specific energy was between 7.47 to 8.67 kWh/t to grind the bulk rougher tailing from about F80 of 100 µm to a P80 of 38 µm. The energy required for the bulk rougher concentrate was 13.49 kWh/t to a P80 of 30 µm. In order to reduce energy consumption, Vertimill or equivalent technologies are recommended for regrinding the bulk rougher concentrate and the bulk rougher tailings.

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ID	DWi	DWi	Mia	Mih	Mic	A	b	A*b	sg	ta	SCSE	BWi (kWh/t)		Ai

	kWh/m3%		kWh/t	kWh/t	kWh/t						kWh/t	106 µm	125 µm

COM-01-CAB-JHN	7.41	60	18.7	14.1	7.3	71.6	0.57	40.8	3.04	0.35	10.54	15.8	15.3	0.3482

COM-02-CAB-JHN	7.02	55	17.8	13.3	6.9	64.8	0.67	43.4	3.06	0.37	10.26	14.5		0.2695

COM-03-CAB-JHN	6.81	52	18.8	13.9	7.2	66.8	0.62	41.4	2.84	0.38	10.01	15.1		0.2149

COM-04-CAB-AQV	4.94	28	14	9.8	5.1	64.6	0.92	59.4	2.93	0.53	8.65	10.9		0.1110

COM-05-CAB-AQV	4.7	25	13.6	9.4	4.8	62.4	0.99	61.8	2.91	0.55	8.47	12.6	11.7	0.1144

COM-06-CAB-NQV	4.53	23	12.2	8.3	4.3	66.9	1.04	69.6	3.15	0.57	8.32	10.7		0.1700

COM-07-AB-NQV	3.79	16	11.6	7.7	4	62.7	1.21	75.9	2.87	0.68	7.73	14.2		0.1869

COM-08-CAB-QV	5.87	40	15.9	11.5	5.9	61.3	0.83	50.9	2.97	0.44	9.35	13.3	13.7	0.1435

COM-09-GVS-ARG	6.91	54	16.8	12.5	6.5	62.2	0.75	46.7	3.2	0.38	10.08	15.9		0.0354

COM-10-MPY-MPY	3.75	16	9	5.9	3.1	72.1	1.36	98.1	3.67	0.69	7.04	10.4		0.1036

COM-11-DB-QGS	6.03	42	17.1	12.4	6.4	66.4	0.7	46.5	2.82	0.43	9.44	16.4	17.4	0.1717

COM-12-DB-QV	6.12	43	17.2	12.5	6.5	63.8	0.73	46.6	2.84	0.42	9.48	12.7	13.5	0.0837

COM-013-DB-AQV	7.58	62	20.6	15.6	8.1	70.8	0.53	37.5	2.82	0.34	10.45	20.6	20.4	0.1506

COM-014-DB-SIL	8.5	73	224	17.4	9	72.5	0.46	33.4	2.84	0.3	11.13	19.8		0.1048

Table 13.5    Comminution Test Results of the Variability Samples

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13.2.6	Flotation Tests

Bulk rougher-scavenger kinetic flotation tests, open cleaner flotation tests and locked cycle flotation tests (LCTs) were performed in the test program.

Bulk Rougher-Scavenger Kinetic Flotation Tests

The bulk rougher-scavenger kinetic flotation tests were conducted on all the variability samples (99 samples). The primary and secondary grind sizes were set to a P80 of 106 µm and 38 µm, respectively. Sodium Isopropyl Xanthate (SIPX) was used as the collector, Aero 7249 as the promotor (to increase gold recovery) and F549 as the frother. Pulp density was adjusted to 65% w/w in the grinding stage, 34% w/w in the rougher flotation and 20%-30% w/w in the scavenger flotation stages.

Bulk sulfide mineral flotation was applied to separate the sulfide minerals and gold, which is mainly associated with the sulfide minerals, from the non-sulfide gangue minerals. The ore samples contain variable sulfide sulfur grade, which determined the mass pull to the bulk flotation concentrate.

Figure 13.3 shows the copper recoveries in the bulk rougher and combined rougher+scavenger concentrates of all variability samples. The copper recovery was about 99% for most of the samples, however some massive pyrite samples (particularly the enriched MPE) had poorer flotation response.

Figure 13.3    Copper Recovery in the Bulk Rougher and Combined Bulk Rougher+Scavenger Concentrates

The total gold recoveries were generally higher than 97% for almost all the samples, including the samples from MPE lithology (Figure 13.4). Bulk scavenger flotation increased the gold recovery by 5% to 15% for most of the samples.

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Figure 13.4    Gold Recovery in the Bulk Rougher and Combined Bulk Rougher+Scavenger Concentrates

Open Cleaner Flotation Tests

Chemical and mineralogical characteristics and rougher flotation response of the variability samples were reviewed before commencing the open cleaner flotation (OPC) test program. The main objective of the OPC tests was to determine the variations in the grade and recovery of the final concentrates with the proposed flotation flowsheet. The samples were further classified according to not only lithology, but also grade and flotation response. Therefore, seventy-two samples were selected for open cleaner flotation tests; CAB 27 samples, DB 26 samples (15 from South zone), MPY-MPE nine samples, AB six samples, gypsum volcanosedimentary (GVS) three samples and volcanosedimentary (VS) one sample.

Figure 13.5 shows the flotation flowsheet of open cleaner flotation tests. The bulk rougher concentrate was reground down to a P80 of 30 µm in the presence of lime (pH 11.5) for pyrite depression. Bulk scavenger concentrate was further upgraded in the bulk scavenger cleaner flotation stage and the concentrate was combined with the reground rougher concentrate for copper rougher flotation, where a selective collector (Aero3418A) was used for flotation of copper minerals. The copper rougher concentrate was further upgraded in three stages of copper cleaner flotation, where the pulp pH was maintained at pH 11.5. After copper scavenger flotation, the pulp pH was decreased to about pH 9 by addition of dilute sulfuric acid and pyrite flotation was performed using SIPX as collector.

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Figure 13.5    Flotation Flowsheet of Open Cleaner Flotation Tests

Figure 13.6 shows copper recovery vs grade curves of all OPC tests. Copper concentrates assaying >20% Cu could be produced from most of the variability samples, except the samples with very low (<0.1% Cu) copper head grade. Copper recoveries of the bulk rougher flotation concentrate were higher than 90% for most of the samples. The sample with low copper head grade (<0.1% Cu) (Test No 4699) and one of the MPE ore samples (Test No 4724) were the only samples with copper recovery lower than 90%.

Figure 13.7 shows gold recovery vs grade curves of all the tests. Gold grade of copper cleaner 3 concentrates were generally higher than 50 g/t for most of the samples, and in some samples grades over 1,000 g/t and up to 8,000 g/t were observed. For clarity the gold grade axis was limited to 1,000 g/t in DB, MPY and VS graph to be able to see the variations in the lower grade samples. The gold recoveries in the rougher concentrate were higher than 95% for most of the samples and decreased gradually after three stages of cleaner flotation due to the nature of the OPC test.

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Figure 13.6    Copper Recovery vs Grade Curves from the Open Cleaner Flotation Tests of the Variability Samples

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DB, MPY & VS Copper Concentrates : Gold Grade vs Recovery
Cum Grade (Au, g/t)
10,000.0
1,000.0
100.0
10.0
1.0
0.1
0
10
20
30
40
50
60
70
80
90
100
Cum Recovery (%)
4443
4706
4707
4708
4709
4710
4711
4712
4713
4714
4715
4716
4717
4718
4719
4720
4721
4723
4724
4725
4727
4728
4729
4731
4732
4733
4734
4736
4737
4741
4742
4743
4744
4746
4748
4751
4752

AB & CAB Copper Concentrates : Gold Grade vs Recovery
Cum Grade (Au, g/t)
10,000.0
1,000.0
100.0
10.0
1.0
0
10
20
30
40
50
60
70
80
90
100
Cum Recovery (%)
4440
4674
4675
4676
4677
4678
4679
4680
4681
4682
4683
4684
4685
4686
4687
4688
4689
4690
4691
4692
4693
4694
4695
4696
4697
4698
4699
4700
4701
4702
4703
4704
4705
4740
4745
4745_R
4747
4749
4750

Figure 13.7    Gold Recovery vs Recovery Curves from the Open Cleaner Flotation Tests of the Variability Samples

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Simulation of Closed-Circuit Flotation Response

Locked cycle flotation tests (LCT) are performed to determine flotation performance in laboratory scale tests under closed circuit conditions, i.e. with circulation of cleaner tails and scavenger concentrates, and tailing water. Locked cycle testing is costly and requires large quantity of ore. Alternatively, simulation studies can be performed with some assumptions, i.e. assuming constant mineral stage recoveries, to estimate flotation performance of a closed-circuit operation using the open cleaner flotation test results.

Therefore, simulation studies were performed using the OPC results to estimate closed-circuit grade and recovery values. Stage recoveries of the major sulfide minerals (chalcopyrite and chalcocite in some samples, pyrite, sphalerite) and the non-sulfide gangue minerals (considered as one group of minerals) were calculated for each flotation stage from the mass balance and used to estimate performance of a closed-circuit flotation operation. JKSimFloat V6.1 was used for the mass balance and simulation studies. This methodology allowed calculating mass pull, grade and recoveries of each mineral (hence the metals) in closed circuit operation. The locked cycle flotation flowsheet was taken as a reference in the simulation studies.

Figure 13.8 shows the variations in copper recovery and grade of the copper concentrate as a function of feed grade. The copper recoveries were higher than 95% for the samples containing >0.2% Cu in the feed. There were few outliers, mainly from ore samples containing high amounts of secondary copper minerals, like MPE ore samples. Copper grade data was highly scattered, particularly in the range of 0.5% Cu to 3% Cu feed grade, which could mainly be attributed to the variable sulfide sulfur (Ss) content of the feed, and hence mass pull to the concentrate. High concentrate grade values over 30% Cu was attributed to presence of secondary copper minerals in some of the samples.

Figure 13.9 shows variations in gold recovery and grade in the copper final concentrate as a function of feed grade. Gold recoveries were higher than 90% in most of the samples, and somewhat independent of feed grade. The low gold recoveries were observed mostly with samples of low feed grade. The gold that could not be recovered to copper concentrate reported naturally to the copper flotation tailing, i.e. the Au-pyrite concentrate. Generally, gold grade of the copper concentrate increases with increasing gold feed grade. However, there are outliers indicating influence of other factors, such as copper and sulfide sulfur content of the feed and ore type.

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Figure 13.8    Copper Recovery and Grade of the Copper Final Concentrate as a Function of Feed Grade (Simulation Results)

Various feed parameters, such as gold grade, Au/Ss ratio, CN Sol Au, presence of anhydrite were analyzed to find a proxy for distribution of gold between the copper and pyrite concentrates. CN Sol Au assay was found as the most reliable parameter to predict gold recovery to the copper concentrate. Figure 13.10 shows the relationship between the percentage of CN Sol Au in ore samples and the gold recovery to the copper concentrate. The gold recovery was over 90% for most of the samples containing >90% of gold as CN Sol Au. The recovery values decreased to approx. 30% for the samples containing low percentages of CN Sol Au. It is therefore concluded that the pyrite particles containing free gold were floatable under the current flotation conditions and reported to the copper concentrate. The remaining pyrite particles (i.e. barren particles and the particles containing refractory gold) were not floatable and report to the copper flotation tailing.

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Figure 13.9    Gold Recovery and Grade of the Copper Final Concentrate as a Function of Feed Grade

(Simulation Results)

Figure 13.10    The Relationship Between CN Sol Au and Au Recovery to the Copper Concentrate

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Pyrite flotation was applied to the copper scavenger flotation tail in the OPC tests to produce a Au-pyrite concentrate with high gold and sulfur contents. Sulfur content increased to >45% Ss in all samples. Gold grade increased slightly, but the recovery decreased significantly after pyrite flotation, particularly with MPY samples. The results show that pyrite flotation was not beneficial for producing a pyrite concentrate with payable gold content. Nevertheless, the pyrite flotation section was kept in the LCT flowsheet to be able to estimate flotation performance with/without pyrite flotation for different types of samples.

The purpose of the bulk scavenger flotation stage was to minimize loss of gold to the final tailings and hence should be operated to maximize mass pull to the concentrate. The realized bulk sulfide concentrate had low Ss grade and therefore a bulk scavenger cleaner flotation stage was included in the flowsheet for rejection of non-sulfide gangue minerals. The gold grade increased significantly with less than 1% recovery loss in most of the samples. Hence, the bulk scavenger cleaner flotation stage was considered beneficial and included in the LCT flowsheet.

Locked Cycle Flotation Tests

AMC Geometallurgy group selected 15 variability samples for locked cycle tests based on the results of the open cleaner flotation tests (Table 13.6). The samples were selected according to distribution of the lithologies in the main zone, presence of anhydrite and gold, copper and sulfide sulfur grade variations. Two samples from the south zone were also included. The samples represent low/average/high ranges of gold, copper and sulfide assays in the ore deposit. LCT tests were conducted with waqter circulation on each sample using the flowsheet given in Figure 13.11.

SAMPLE ID	Lithology	Sample Selection Type	Ore Zone	Drill Hole	Interval		Head Assays
					from (m)	to (m)	Au (g/t)	Cu (%)	S-2 (%)

VAR-001-AB-NQV	AB	Low Au/Cu/S2-	Main	HDT-197	25	36	2.3	0.6	10.3

VAR-004-AB-NQV	AB	High Chalcocite/Covelite	Main	HTD-116	33	58	10.40	6.40	15.20

VAR-009-CAB-NQV	CAB- High Ca Sulfate	Low Cu/S2-	Main	HTD-182	102	113	9.80	0.70	3.50

VAR-014-CAB-JHN	CAB- High Ca Sulfate	High Au/Cu/S2-	Main	HTD-090	256	290	17.60	1.70	5.50

VAR-020-CAB-NQV	CAB-High Ca Sulfate	High Cu/S2-	Main	HTD-106	262	276	5.80	2.90	7.80

VAR-051-DB-NQV	DB	DB	Main	HTD-091	216	226	2.55	1.68	12.20

VAR-028-CAB-JHN	CAB-High Ca Sulfate	Low Au	Main	HTD-106	302	318	3.10	1.20	4.90

VAR-030-CAB-JHN	CAB-High Ca Sulfate	Low Cu/S2-	Main	HTD-111	358	370	3.70	0.70	3.00

VAR-043-CAB-JHN	CAB-Low Ca Sulfate	Low Au	Main	HTD-089	349	378	1.60	1.90	6.70

VAR-086-DB-NQV	DB	DB	South	HTD-081	185	197	3.50	2.00	8.10

VAR-013-CAB-JHN	CAB-Low Ca Sulfate	High Au	Main	HTD-157	292	315	55.20	1.50	9.70

VAR-019-CAB-JHN	CAB-Low Ca Sulfate	High Cu/S2-	Main	HTD-182	102	113	46.60	6.30	20.60

VAR-005-AB-QGS	AB	High Au/Cu/S2-	Main	HTD-128	27	35	47.70	1.60	30.70

VAR-060-MPY-MPY	MPY	High Au/Cu/S2-	Main	HTD-128	81	92	72.60	4.90	37.40

VAR-073-MPE-MPE	MPE	Low Au/Cu/S2-	Main	HTD-116	58	97	2.80	2.90	16.70

Note: S2 = Sulfide Sulfur.

Table 13.6    List of the Ore Samples Used for Locked Cycle Flotation Tests

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Figure 13.11    Locked Cycle Flotation Flowsheet Applied on the Ore Variability Samples

Copper Concentrate

A summary of the LCT results for copper concentrate is given in Table 13.7. The mass pull varied between 3.1% and 22.7% due to the variations in copper and sulfide sulfur grade of the ore samples tested. Similarly, there were large variations in gold grade and recovery, and copper grade. Copper recovery values were quite consistent with an average of 96%, except VAR-073-MPE sample, which contained a high amount of secondary copper minerals.

Copper grade and recoveries are presented as a function of feed grade in Figure 13.12. The copper recovery shows almost a horizontal line as a function of feed grade, indicating negligible effect of the feed grade (between 0.5% Cu and 6.3% Cu) on the copper recovery. The copper concentrate grade, however, increased with increasing feed grade. The MPE ore sample produced low concentrate grade and recovery values due to the presence of secondary minerals and presumably high surface oxidation of the copper minerals.

Figure 13.13 shows the variations in gold recovery and grade in the copper concentrate as a function of feed grade. Gold recovery increased linearly from about 80% to over 90% as a function feed grade between 1.6 g/t Au to 4 g/t Au, and then remained slightly over 92% independent of the feed grade. Gold grade of

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the copper concentrate increased linearly as a function of feed grade, and a concentrate was produced containing 951 g/t Au from the ore sample with 57 g/t Au head assay (Table 13.7). This could be due to presence of free gold in this sample.

Figure 13.12    Variations in Copper Grade and Recovery of the Copper Concentrate as a Function of Feed Grade

Figure 13.13    Variations in Gold Grade and Recovery of the Copper Concentrate as a Function of Feed Grade

SAMPLE ID	Mass Pull	Gold		Copper		Sulfide Sulfur

	%	g/t	%dist	%	%dist	%	%dist

VAR-001-AB-NQV	3.1	59.7	81.3	16.6	96.0	41.1	13.2

VAR-004-AB-NQV	14.9	55.6	85.6	40.3	95.5	33.0	35.9

VAR-009-CAB-NQV	3.5	291	92.6	17.6	93.8	40.7	42.5

VAR-014-CAB-JHN	6.4	230	92.2	25.0	97.6	37.4	45.9

VAR-020-CAB-NQV	10.1	56.5	93.4	28.6	98.3	34.4	47.9

VAR-051-DB-NQV	7.2	28.1	79.3	23.1	98.7	38.6	22.7

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SAMPLE ID	Mass Pull	Gold		Copper		Sulfide Sulfur

	%	g/t	%dist	%	%dist	%	%dist

VAR-028-CAB-JHN	6.40	51.9	89.6	16.3	97.3	39.5	56.5

VAR-030-CAB-JHN	3.24	102.0	89.5	18.5	96.8	39.9	40.7

VAR-043-CAB-JHN	8.21	14.7	78.1	21.4	97.9	39.0	46.7

VAR-086-DB-NQV	6.21	40.8	85.8	30.9	98.5	34.5	25.3

VAR-013-CAB-JHN	5.5	951	91.7	27.2	98.0	35.4	21.2

VAR-019-CAB-JHN	14.8	155	73.3	33.1	95.2	35.1	28.1

VAR-005-AB-QGS	6.7	419	62.5	18.4	88.0	43.0	10.3

VAR-060-MPY-MPY	22.7	146	64.7	21.1	95.8	38.8	24.6

VAR-073-MPE-MPE	11.0	18.4	67.0	13.2	54.8	42.98	30.1

Table 13.7    Mass Pull, Grade and Recoveries of the Copper Concentrate Produced from the LCT Tests

Pyrite Concentrate

Pyrite flotation was applied to copper scavenger flotation tail to increase sulfur and gold content of the material by rejection of non-sulfide gangue minerals. Mass pull, gold and sulfur grade and recovery values of the pyrite concentrates produced from the ore variability samples are given in Table 13.8.

The mass pull varied between 3% and 19.1% as a function sulfide sulfur content. Sulfide sulfur grade of the concentrate was around 48% Ss. The gold grade and the recovery were quite variable. Gold grade in the concentrate increased as a function of feed grade.

According to the information given by Artmin Marketing Department, to be payable, gold in pyrite concentrate needs a gold grade of >9 g/t Au. The results show that pyrite concentrates with payable gold content could be produced from ore samples containing approximately >15% sulfide sulfur (Ss) and >10 g/t Au, such as VAR-019, VAR-005 and VAR-060 ore samples. The samples with high sulfide sulfur content were generally from MPY lithology. VAR-019 and VAR-005 are from CAB and AB lithology respectively, but from the MPY contact zone. Therefore, it was concluded that pyrite concentrates with payable gold could be produced from MPY and MPY-like ore samples.

Sample ID	Wt, %	Gold		Sulfide Sulfur

		g/t	%dist	%	%dist

VAR-001-AB-NQV	9.3	2.17	9.0	51.8	50.3

VAR-004-AB-NQV	11.3	4.86	5.7	50.2	41.4

VAR-009-CAB-NQV	3.0	5.48	1.5	47.2	42.3

VAR-014-CAB-JHN	4.3	7.88	2.1	49.5	40.4

VAR-020-CAB-NQV	5.4	3.52	3.1	48.1	35.4

VAR-051-DB-NQV	12.7	2.47	12.3	52.4	54.4

VAR-028-CAB-JHN	3.45	5.11	4.75	43.05	33.16

VAR-030-CAB-JHN	3.1	2.01	1.7	48.69	48.00

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Sample ID	Wt, %	Gold		Sulfide Sulfur

		g/t	%dist	%	%dist

VAR-043-CAB-JHN	5.79	3.23	12.07	47.82	40.31

VAR-086-DB-NQV	7.2	2.7	6.6	51.2	43.2

VAR-013-CAB-JHN	8.7	12.2	1.9	50.5	48.2

VAR-019-CAB-JHN	15.3	28.6	14.0	48.5	40.2

VAR-005-AB-QGS	15.7	30.3	10.6	49.5	27.6

VAR-060-MPY-MPY	19.1	33.1	12.3	50.9	27.2

VAR-073-MPE-MPE	12.6	3.02	12.5	47.67	38.1

Table 13.8    Mass Pull, Grade and Recoveries of the Pyrite Concentrates Produced from the LCT Tests

13.2.7	Concentrate Analysis

The major elements from complete chemical analysis of the copper and pyrite concentrates produced from the LCT tests are given in Table 13.9 and Table 13.10, respectively. Arsenic concentration of only two copper concentrates was slightly over 0.1% As, but well below the penalty limit (0.2% As). Zinc was slightly over 3% Zn penalty limit for only one sample (VAR-043). Antimony (Sb) was slightly over the 0.1% Sb penalty limit for only one sample as well (VAR-051) sample. Concentrations of all other penalty elements were well below the penalty limits for all samples. Based upon these results, Hod Maden copper concentrate should be free of penalty charges.

The pyrite concentrates were evaluated based on gold, sulfur and SiO2 contents. Sulfur content was higher than 45% S, and SiO2 content lower than 5% in all the concentrates. Only four concentrates, produced fromVAR-005, VAR-013, VAR-019 and VAR-060, contained gold grades higher than the 9 g/t minimum payable gold content.

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Analyte	Unit	VAR-001	VAR-004	VAR-009	VAR-013	VAR-014	VAR-020	VAR-028	VAR-030	VAR-043	VAR-051	VAR-060	VAR-086

Au	g/t	54.1	57.1	318	973	230	56.2	52.0	91.6	14.5	29.30	154	36.4

Ag	g/t	28.0	44.0	52.0	46.0	44.00	64.0	52.0	30.0	50.0	70.0	30.0	40.0

As	%	0.03	0.01	0.04	<0.01	0.01	<0.01	0.11	0.01	0.06	0.18	0.04	0.01

Bi	ppm	60.0	90.0	60.0	70.0	30.0	20.0	80.0	60.0	60.0	70.0	40.0	10.0

Ca	%	0.11	0.08	0.25	0.12	0.17	0.12	0.27	0.13	0.11	0.11	0.07	0.06

Cd	ppm	45.0	<5	<5	<5	15.0	15.0	5.00	<5	150	25.0	25.0	<5

Ce	ppm	3.00	<1	1.00	1.00	1.00	5.00	3.00	2.00	<1	2.00	2.00	2.00

Co	%	0.036	0.014	0.027	0.009	0.013	0.009	0.04	0.043	0.024	0.021	0.020	0.004

Cu	%	15.8	40.2	18.6	27.8	24.3	28.3	16.2	20.3	21.3	23.5	19.7	30.8

Fe	%	37.2	24.2	36.3	32.0	33.9	32.1	36.9	35.4	32.5	33.4	35.6	31.0

Hg	ppm	0.80	0.40	0.30	0.50	0.20	0.20	0.40	0.20	0.70	2.20	0.40	0.20

Pb	%	0.02	<0.01	0.01	<0.01	<0.01	0.02	0.03	<0.01	<0.01	<0.01	<0.01	0.05

S Total	%	42.9	33.0	41.2	36.1	38.1	36.4	41.9	40.3	38.6	38.5	38.6	35.1

S Sulfide	%	41.6	33.2	42.0	35.9	37.2	35.8	38.7	41.7	39.2	36.9	39.1	34.5

Sb	ppm	46.7	7.00	7.70	2.60	4.4	7.30	16.2	3.40	17.0	2286	13.5	3.50

Se	ppm	65.0	305	315	270	175	235	130	230	165	130	285	300

SiO2%		1.78	0.46	0.96	0.65	0.56	0.39	1.53	0.98	0.88	0.89	0.51	0.61

Te	ppm	8.40	15.8	37.4	49.0	26.4	16.8	13.4	13.4	8.00	22.6	10.8	4.00

Th	ppm	<2	<2	<2	<2	<2	<2	2.00	<2	<2	<2	<2	<2

U	%	<0.002	<0.002	<0.002	<0.002	<0.002	<0.002	<0.002	<0.002	<0.002	<0.002	<0.002	<0.002

V	%	0.002	<0.001	<0.001	<0.001	0.001	<0.001	0.001	<0.001	<0.001	<0.001	0.002	0.001

Zn	%	0.14	0.03	0.10	<0.01	0.03	0.03	0.33	<0.01	3.21	0.12	0.04	0.02

Table 13.9    Complete Chemical Analysis of the Copper Concentrates Produced from the Ore Variability LTC Tests

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Analyte	Unit	VAR-001	VAR-004	VAR-005	VAR-009	VAR-013	VAR-014	VAR-019	VAR-020	VAR-028	VAR-030	VAR-043	VAR-051	VAR-060	VAR-073	VAR-086

Au	g/t	2.06	4.96	29.8	4.87	12.5	7.77	29.1	3.43	5.14	1.81	3.15	2.43	31.9	3.22	2.83

Ag	g/t	4.00	10.0	8.00	6.00	<2	6.00	14.0	10.0	12.0	2.00	14.0	2.00	8.00	12.00	6.00

As	%	0.05	0.07	0.06	0.06	0.02	0.04	0.11	0.03	0.12	<0.01	0.12	0.04	0.07	0.09	0.06

Bi	ppm	40.0	60.0	60.0	40.0	110	20.0	90.0	30.0	60.0	20.0	60.0	40.0	50.0	20.0	60.0

Cd	ppm	20.0	10.0	<5	<5	<5	20.0	<5	20.0	<5	<5	<5	15.0	<5	15.00	<5

Ce	ppm	11.0	4.00	<1	<1	<1	2.00	<1	5.00	3.00	5.00	3.00	2.00	3.00	3.00	3.00

Cu	%	0.07	0.68	0.14	0.28	0.10	0.34	0.95	0.35	0.28	0.16	0.19	0.06	0.35	1.27	0.12

Fe	%	44.8	44.1	45.5	42.8	44.6	43.1	44.7	44.0	40.2	43.4	42.8	44.5	44.6	43.7	44.7

Hg	ppm	NA	NA	NA	NA	NA	NA	NA	NA	NA	0.20	NA	NA	NA	1.40	NA

S Total	%	51.3	50.9	51.3	49.2	50.8	48.0	51.4	50.1	45.3	49.3	48.7	51.1	50.3	49.2	51.2

S Sulfide	%	52.1	50.4	49.3	47.8	50.1	48.7	47.8	49.8	43.2	48.1	47.4	52.3	50.7	46.3	53.1

SiO2%		1.21	1.41	0.75	3.38	1.38	3.40	1.62	2.19	8.03	2.37	4.35	1.80	0.55	1.44	1.52

U	%	<0.002	<0.002	<0.002	<0.002	<0.002	<0.002	<0.002	<0.002	<0.002	<0.002	<0.002	<0.002	<0.002	<0.002	<0.002

V	%	<0.001	<0.001	0.004	<0.001	<0.001	0.003	0.003	<0.001	0.002	0.001	<0.001	0.002	0.005	0.003	<0.001

Zn	%	<0.01	<0.01	<0.01	<0.01	<0.01	<0.01	<0.01	<0.01	<0.01	<0.01	0.01	<0.01	<0.01	0.03	<0.01

Table 13.10    Complete Chemical Analysis of Pyrite Concentrates Produced from Ore Variability LCT Tests

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13.2.8	Flotation of Regular Ore and Pyrite Ore Samples

The open cleaner flotation tests showed that a pyrite concentrate with payable gold content could be produced from the ore samples containing >15% Ss and >10 g/t Au, irrespective of type of lithology. Therefore, the ore samples were classified into two groups; the samples containing <15% Ss is called Regular Ore (RO) and the second group of samples with >15% Ss as Pyrite Ore (PO). Further flotation tests were performed for optimization of flotation conditions using master composite samples from both RO and PO.

A Regular Ore master composite sample (MCS-RO) was prepared by AMC Geometallurgy Group. The sample consisted of 77% CAB, 14% DB, 6% GVS and 3% AB. Table 13.11 shows head assay of the MCS-RO sample. This sample was deemed to be representative of both the average grades and lithology of the orebody.

Element	Unit	MCS-RO

Au_Av	g/t	10.2

CN Sol Au	g/t	7.60

As	ppm	130

Cu	%	1.41

CN Sol Cu	ppm	3808

Fe	%	9.21

S Total	%	12.8

S Sulfide	%	7.72

SiO2%		45.0

Zn	%	0.19

Table 13.11    Head Assay of the MCS-RO Sample

An open cleaner flotation test and a locked cycle test were conducted to determine the response of MCS-RO. The standard bulk flotation flowsheet and reagent scheme were applied to produce a copper concentrate. The details of OPC and LCT tests are given in ALS Metallurgy Report No. 19822. Summary of the grade and recovery of the main products of the LCT test are given in Table 13.12.

	Weight	Gold		Copper		Iron		Sulfur		Zinc

	%	g/t	%dist	%	%dist	%	%dist	%	%dist	%	%dist

Cu Conc	6.6	97.1	87.8	18.6	97.7	34.3	24.5	40.7	22.3	2.659	90.6

Cu Sc. Tail	15.5	3.87	8.2	0.14	1.8	26.5	44.5	27.3	35.2	0.015	1.2

Bulk Sc. Cl. Tail	2.2	3.56	1.1	0.14	0.2	8.45	2.0	6.3	1.2	0.036	0.4

Bulk Scav Tail	75.6	0.28	2.9	0.01	0.3	3.55	29.0	6.6	41.3	0.020	7.8

Calc. Head	100	7.32	100	1.26	100	9.26	100	12.0	100	0.194	100

Assayed Head		10.20		1.41		9.21		12.8		0.190

Table 13.12    Summary of the LCT Test Performed on the MCS-RO Sample

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A copper concentrate was produced assaying 19% Cu and 97.1 g/t Au at recoveries of 97.7% and 87.8%, respectively. The copper grade of the concentrate was slightly lower than 20% due to relatively high mass pull, which resulted in high recoveries of both copper and gold. A pyrite concentrate with payable gold content could not be produced from this sample. Complete chemical analysis of the copper concentrate is given in Table 13.13.

Element	Unit	Cu Concentrate	Element	Unit	Cu Concentrate

Au	g/t	95.0	Mn	%	0.02

Ag	g/t	40.0	Mo	ppm	185

Al	%	0.16	Na	ppm	120

As	%	0.06	Nd	ppm	2.00

Ba	%	<0.01	Ni	%	0.03

Be	ppm	<5	P	%	<0.01

Bi	ppm	70.0	Pb	%	0.27

Ca	%	0.14	Pr	ppm	0.40

Cd	ppm	130	S Total	%	40.5

Ce	ppm	3.00	S Sulfide	%	38.8

Cl	%	<0.01	Sb	ppm	32.5

Co	%	0.023	Se	ppm	190

Cr	%	0.04	SiO2%		1.11

Cu	%	18.3	Sm	ppm	<1

Dy	ppm	<1	Sr	%	<0.001

Er	ppm	<1	Tb	ppm	<0.4

Eu	ppm	<1	Te	ppm	21.4

F	%	<0.1	Th	ppm	2.00

Fe	%	34.3	Ti	%	0.02

Gd	ppm	<4	Tm	ppm	<4

Hg	ppm	0.80	U	%	<0.002

Ho	ppm	<0.4	V	%	<0.001

K	%	0.02	Y	ppm	2.00

La	ppm	1.00	Yb	ppm	<1

Li	ppm	<5	Zn	%	2.67

Lu	ppm	<0.4	SG	kg/m3	4422

Mg	%	0.07

Table 13.13    Complete Chemical Analysis of the Final Copper Concentrate Produced from LCT of MCS-RO Sample

The MCS-PO sample consisted of drill core samples mainly from MPY, MPE lithology, and few samples from AB and CAB containing high sulfur (>20% S). Table 13.14 shows head assay of the MCS-PO sample.

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The flowsheet for RO material consists of a bulk sulfide mineral flotation stage followed by regrinding and selective copper flotation to produce copper concentrate. Sulfide sulfur content is the main parameter determining the mass pull to the regrind and the copper rougher flotation section. The MCS-RO and MCS-PO composites contain 7.72% Ss and 31.8% Ss, respectively. The large difference in the sulfide sulfur content of two types of ore samples affects substantially the mass pull to bulk flotation concentrate and the subsequent stages of flotation circuit. This is likely to bring challenges for plant design (equipment selection and sizing) and particularly operation. Therefore, an alternative flowsheet was tested based on sequential copper and pyrite flotation for PO (Figure 13.14). The aim was to reduce the mass pull to the regrind and copper flotation section and use the same equipment for both RO and PO ore types, without significant modifications during operation.

Element	Unit	MCS-PO

Au_Av	g/t	27.8

CN Sol Au	g/t	19.60

As	ppm	700

Cu	%	4.50

CN Sol Cu	ppm	12,820

Fe	%	26.90

S Total	%	31.7

S Sulfide	%	31.8

SiO2%		25.0

Zn	%	0.57

Table 13.14    Head Assay of the MCS-PO Sample

Effects of pulp pH, primary grind size and collector type were investigated by batch scale rougher kinetic and open cleaner flotation tests for the PO sample. The optimum primary grind size was found to be a P80 of 53 µm. Copper flotation was performed at pH 11.5 using lime and Aero3418A as collector. After regrinding the copper rougher concentrate to a P80 of 30 µm, three stages of cleaner flotation and cleaner scavenger flotation were applied at pH 11.5 to produce a copper concentrate. Pyrite rougher flotation was conducted using mixture of SIPX and Aero7249, without secondary grinding and acid addition for pH adjustment. The pyrite rougher concentrate and the copper cleaner scavenger tail were combined as final pyrite concentrate. LCT test of seven cycles was performed based on these flotation conditions.

Table 13.15 shows a summary of the LCT results for the PO sample. A copper concentrate was produced assaying 25% Cu, 89 g/t Au at recoveries of 93.5% and 60.9%, respectively. The combined pyrite concentrate assayed 20.5 g/t Au and 44.5% S and was suitable for marketing. The combined gold recovery of the two concentrates was 98%.

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Figure 13.14    Locked Cycle Flotation Flowsheet Applied on Pyrite Ore samples

Product	Weight	Gold		Copper		Iron		Sulfur		Zinc

	%	g/t	%dist	%	%dist	%	%dist	%	%dist	%	%dist

Cu Cl 3 Conc	17.8	89	60.9	25.0	93.5	31.2	22.0	37.9	23.0	2.984	92.7

Cu Cl Scav Tail	16.6	15.6	9.9	1.0	3.4	40.3	26.4	44.0	25.0	0.087	2.5

Py Ro Conc	30.5	23.2	27.1	0.3	2.2	39.9	48.2	44.8	46.7	0.043	2.3

Py Ro Tail	35.1	1.51	2.0	0.12	0.9	2.5	3.4	4.42	5.3	0.040	2.5

Comb. Py Con	47.1	20.5	37.1	0.6	5.6	40.0	74.6	44.5	71.6	0.1	4.8

Calc. Head	100	26.1	100	4.76	100	25.27	100	29.2	100	0.572	100

Assayed Head		27.8		4.50		26.90		31.7		0.570

Table 13.15    Summary of the LCT Test Performed on the MCS-PO Sample

13.2.9	Pyrite Ore Variability Tests

Given that the Pyrite Ore flowsheet could produce a pyrite concentrate with payable gold content and reduces the mass pull going to the concentrate regrind circuit, a second variability test program was planned and conducted to derive the grade vs recovery curves for the Pyrite Ore. Nine samples were selected mainly from MPY, as shown in Table 13.16.

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Sample	Drillhole ID	Interval (metres)		Orezone	Lithology	Head Grade
		From	To			Au (g/t)	Cu (%)	Ss (%)

VAR-005-AB-QGS	HTD-128	27	35	Main	AB	47.7	1.6	30.7

VAR-019-CAB-JHN	HTD-182	102	113	Main	CAB	46.6	6.3	20.6

VAR-059-MPY-MPY	HTD-182	113	136	Main	MPY	19.7	7.0	28.9

VAR-060-MPY-MPY	HTD-128	81	92	Main	MPY	72.6	4.9	37.4

VAR-062-MPY-MPY	HTD-199A	23	50	Main	MPY	9.3	6.5	32.1

VAR-063-MPY-MPY	HTD-200A	82	101	Main	MPY	9.5	5.0	43.7

VAR-065-MPY-MPY	HTD-090	248	256	Main	MPY	2.9	3.2	24.8

VAR-071-MPE-MPE	HTD-200A	60	82	Main	MPY	15.4	6.8	44.6

VAR-072-MPE-MPE	HTD-116	99	111	Main	MPE	5.0	3.5	14.8

Table 13.16    Pyrite Ore Variability Samples

OPC flotation tests were performed using all samples, and LCT tests using VAR-063, VAR-065 and MCS_PO samples. Simulation studies were performed on the OPC tests to estimate the grade and recoveries of closed-circuit operation (HMT Report, July 2020). Summary of the LCT and simulation results are given in Table 13.17 and Table 13.18 for the copper and pyrite concentrates, respectively. Copper concentrates were produced assaying from 4.2 g/t Au to 185 g/t Au and from 25% Cu to 34% Cu, depending on the feed grade. The gold recovery in the copper concentrate varied from as low as 4.7% up to 75%, depending on the CN Sol Au content of the feed. The gold that could not be recovered to the copper concentrate was recovered in the pyrite concentrate. The copper recovery varied from 85% to 95%, except VAR-062-MPY in which 43% of the copper comes from the secondary copper minerals.

The mass pull and gold grade of the pyrite concentrates varied from 31% to 72.5% and from 2.43 g/t Au to 60 g/t Au, depending on sulfide sulfur and gold content of the flotation feed. The sulfur grade of the concentrates was >40%, and mostly around 48% Ss. The gold recovery varied from 23% up to 93%, depending on the gold recovery to the copper concentrate. The total gold recovery, i.e. in the copper and pyrite concentrates, was higher than 96% for all samples.

Detailed chemical analysis of the copper and pyrite concentrates produced from LCTs of VAR-063 andVAR-065 are given in Table 13.19. Concentrations of penalty elements are low and do not negatively affect marketing of both concentrates.

	Grade				Recovery (%)

Sample Code	Wt %	Au (g/t)	Cu (%)	Ss (%)	Au	Cu	Ss

VAR-005-AB-QGS	5.25	477	24.54	38.42	58.06	84.03	6.86

VAR-019-CAB-JHN	16.66	185.46	33.89	34.29	74.64	93.6	27.86

VAR-059-MPY-MPY	19.42	53.53	32.55	34.69	58.95	91.09	22.19

VAR-060-MPY-MPY	12.64	284	33.15	35.17	46.48	86.86	11.3

VAR-062-MPY-MPY	10.46	33.59	33.35	30.93	35.19	54.78	2.92

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	Grade				Recovery (%)

Sample Code	Wt %	Au (g/t)	Cu (%)	Ss (%)	Au	Cu	Ss

VAR-063-MPY-MPY (LCT)	14.79	4.96	30.89	36.03	7.9	90.87	12.62

VAR-065-MPY-MPY (LCT)	9.19	18.36	32.16	34.5	59.22	94.64	12.46

VAR-071-MPE-MPE	17.19	4.2	32.15	35.26	4.71	80.13	14.29

VAR-072-MPE-MPE	10.16	28.63	28.08	36.44	60.47	84.88	8.33

MCS_PO (LCT)	17.8	89	25	37.9	60.7	93.5	23.105

Table 13.17    Summary of the LCT and Simulation Results of PO Variability Samples (Copper Concentrate)

	Grade				Recovery (%)

Sample Code	Wt %	Au (g/t)	Cu (%)	Ss (%)	Au	Cu	Ss

VAR-005-AB-QGS	54.05	32.02	0.26	48.62	40.05	9.06	89.43

VAR-019-CAB-JHN	32.84	29.11	1.1	43.67	23.1	5.98	69.92

VAR-059-MPY-MPY	48.91	14.1	1.21	47.061	39.12	8.55	75.81

VAR-060-MPY-MPY	67.12	59.83	0.9	48.72	52.15	12.56	83.09

VAR-062-MPY-MPY	64.52	9.59	4.36	44.82	61.91	44.16	93.82

VAR-063-MPY-MPY (LCT)	71.09	11.57	0.61	49.86	88.51	8.62	83.95

VAR-065-MPY-MPY (LCT)	44.65	2.43	0.33	48.27	38.03	4.77	84.66

VAR-071-MPE-MPE	72.45	19.51	1.84	48.97	92.38	19.3	83.64

VAR-072-MPE-MPE	30.85	5.51	0.9	39.94	35.36	8.27	66.26

MCS_PO (LCT)	47.1	20.65	0.57	44.38	37.27	5.62	71.58

Table 13.18    Summary of the LCT and Simulation Results of PO Variability Samples (Pyrite Concentrate)

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		VAR-063 MPY-MPY		VAR-065-MPY-MPY				VAR-063 MPY-MPY		VAR-065-MPY-MPY

Analyte	Unit	Cu Con	Py Ro Con	Cu Con	Py Ro Con	Analyte	Unit	Cu Con	Py Ro Con	Cu Con	Py Ro Con

Au	g/t	5.83	11.6	14.7	2.45	Mg	%	0.03	0.08	0.15	0.21

Ag	g/t	30.0	16.0	22.0	4.00	Mn	%	<0.01	0.02	<0.01	<0.01

Al	%	0.07	0.39	0.09	0.29	Mo	ppm	210	210	35.0	25.0

As	%	0.03	0.12	<0.01	0.02	Na	ppm	60.0	80.0	100	80.0

Ba	%	<0.01	<0.01	<0.01	<0.01	Nd	ppm	1.00	1.00	<1	<1

Be	ppm	<5	<5	<5	<5	Ni	%	<0.01	0.02	<0.01	0.02

Bi	ppm	20.0	130	30.0	10.0	P	%	<0.01	<0.01	<0.01	0.01

Ca	%	0.16	0.16	0.13	0.34	Pb	%	<0.01	0.03	<0.01	<0.01

Cd	ppm	<5	<5	<5	<5	Pr	ppm	<0.4	<0.4	<0.4	<0.4

Ce	ppm	2.00	2.00	2.00	<1	S Total	%	36.7	48.0	38.3	51.3

Cl	%	<0.01	<0.01	<0.01	<0.01	S Sulfide	%	36.5	48.3	37.2	52.2

Co	%	0.012	0.046	0.004	0.018	Sb	ppm	10.8	35.9	4.40	2.10

Cr	%	<0.01	0.01	<0.01	0.02	Se	ppm	105	130	270	150

Cu	%	28.2	0.46	25.8	0.10	SiO2%		0.24	3.48	0.32	1.21

Dy	ppm	<1	<1	<1	<1	Sm	ppm	<1	<1	<1	<1

Er	ppm	<1	<1	<1	<1	Sr	%	<0.001	0.002	<0.001	0.002

Eu	ppm	<1	<1	<1	<1	Tb	ppm	<0.4	<0.4	<0.4	<0.4

F	%	<0.1	<0.1	<0.1	<0.1	Te	ppm	27.6	35.2	23.4	22.0

Fe	%	32.0	42.0	33.3	44.3	Th	ppm	2.00	<2	<2	<2

Gd	ppm	<4	<4	<4	<4	Ti	%	<0.01	0.02	<0.01	0.03

Hg	ppm	0.50	0.60	0.30	<0.1	Tm	ppm	<4	<4	<4	<4

Ho	ppm	<0.4	<0.4	<0.4	<0.4	U	%	<0.002	<0.002	<0.002	<0.002

K	%	<0.01	0.08	<0.01	0.06	V	%	<0.001	0.003	<0.001	<0.001

La	ppm	<1	<1	<1	<1	Y	ppm	<2	<2	<2	2.00

Li	ppm	25.0	25.0	<5	<5	Yb	ppm	<1	<1	<1	<1

Lu	ppm	<0.4	<0.4	<0.4	<0.4	Zn	%	0.01	<0.01	<0.01	<0.01

Table 13.19    Complete Chemical Analysis of the Copper and Pyrite Concentrates Produced from the LCT Test of

VAR-063 and VAR-065 PO Variability Samples

13.2.10	Water Chemistry

Perth (Australia) tap water was used in the ore variability metallurgical tests. The LCT tests were conducted with water circulation. In the RO flowsheet, the water was circulated from bulk scavenger flotation tail (low sulfide tail) to the primary grinding and bulk flotation sections, with the water from copper scavenger tail (sulfide tail) to the copper regrind and copper rougher flotation sections. In the PO flowsheet, the water was circulated from pyrite rougher flotation tailing to the primary grinding and copper rougher flotation sections, and the water from copper cleaner scavenger flotation tail to the copper regrind and copper cleaner flotation sections. Detailed chemical analysis was performed on the water samples taken from the tailing streams of the LCTs performed using VAR-014 CAB, VAR-051-DB, VAR-060-MPY and MCS-PO composite samples.

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Chemistry of the mine site water and its influence on flotation performance was tested using MCS-RO sample at Hacettepe Mineral Technologies (HMT) in Ankara, Turkey. The same water circulation protocol was applied in the LCT test. The results are given in Table 13.21 and compared with the test results reported by ALS using the same ore sample but Perth tap water. Mass pull, grade and recovery values of both copper and gold are almost the same in both tests.

Table 13.20 shows chemical analysis of the water samples taken from the last cycle of the tests and the mine site water. Sulfate ion was the ion with the highest concentration at around 1400 mg/L to 2100 mg/L in the low sulfide tailing, 700 mg/L to 850 mg/L in the mine water and low sulfide tailing. The sulfate ion at this range of concentration in the process water is not expected to negatively affect the flotation, however scaling problems may occur to some extent during the operation. Concentrations of the other ions and pH of the tailing water samples were at expected range and not harmful for flotation. It is, therefore, concluded that the natural waters that shall be drawn upon for the mining operation at Hod Maden are of high quality. The higher sulfate concentration is to be expected as a result of sulfide oxidation affecting mine waters. Gypsum scaling over time is expected at Hod Maden, however it is not expected to be significant enough to warrant dosing of antiscalant, although this will be monitored in operations.

Analyte	Units	Low Sulfide Tail Water				Sulfide Tail Water	LCT Using Mine Site Water-MCS-RO
		VAR-014 CAB	VAR-051-DB	VAR-060-MPY	MCS-PO	VAR-060-MPY	Mine Water	Sulfide Tail	Low Sulfide Tail

Ca	mg/L	448	527	499	666	610	170	354	703

Cl	mg/L	218	178	153	280	433	18	124	138

Cu	mg/L	<0.005	0.02	0.07	0.02	0.05	<0.0010	0.0050	<0.0010

Fe	mg/L	<0.01	0.09	0.13	0.12	0.02	0.0026	<0.0020	<0.0020

K	mg/L	19.5	29.4	7.60	12.5	10.6	3.09	12.80	37.40

Mg	mg/L	48.0	62.4	73.6	1.8	26.6	63.10	4.50	64.60

Na	mg/L	191	261	119	156	140	163	125	182

Pb	mg/L	0.02	0.02	0.03	<0.02	<0.02	<0.0050	<0.0050	0.0113

S	mg/L	460	610	540	560	610	190	328	745

Zn	mg/L	0.03	0.06	10.0	0.03	0.03	0.0044	0.0383	0.0353

COD	mg/L	58.0	57.0	52.0	110.0	45.0	<5.0	-	-

TOC	mg/L	19.0	18.0	17.0	17.0	21.0	<0.50	-	-

HARDNESS	mg/L	1400	1600	1600	1500	1700	735	-	-

N_NOx	mg/L	0.41	0.29	0.27	0.43	0.02	0.083	0.481	0.381

S2O3	mg/L	<1.0	3.,70	1.20	77	250	-	-	-

SO4	mg/L	1700	1800	1700	1400	1500	692	854	2140

pH	mg/L	7.7	8.00	6.90	8.60	7.50	7.43	9.01	7.28

Conductivity	mS/m	318	329	294	293	300	191	180	318

Table 13.20    Chemical Analysis of the Water Samples from the Tailing Streams and the Mine Site Water

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HMT (Mine Site Water)	Assay			Distribution (%)

Product	Wt %	Au, g/t	Cu, %	Au	Cu

Cu Cl3 Conc	6.31	103.81	18.86	85.85	95.32

Cu Scv Tail	14.71	4.37	0.28	8.43	3.32

Bulk Scv Cln Tail	3.28	1.98	0.18	0.85	0.48

Bulk Tail	75.70	0.49	0.01	4.86	0.88

Total	100.00	7.63	1.25	100.00	100.00

ALS (Perth Tap Water)		Assay		Distribution (%)

Product	Wt. %	Au. g/t	Cu, %	Au	Cu

Cu Cl3 Conc	6.62	97.13	18.57	87.78	97.69

Cu Scv Tail	15.54	3.87	0.14	8.21	1.77

Bulk Scv Cln Tail	2.21	3.56	0.14	1.08	0.24

Bulk Tail	75.63	0.28	0.01	2.93	0.30

Total		7.32	1.26	100	100

Table 13.21    Results of the LCT Tests Conducted using the Mine Site Water and Perth Tap Water

13.2.11	Derivation of Grade vs Recovery Curves

Results of LCT tests and simulated OPC tests were used to establish grade vs recovery curves for copper, gold and sulfide sulfur. The ore samples were classified into two main groups (Regular Ore and Pyrite Ore) based on their flotation response and possibility of producing payable pyrite concentrate. Grade-recovery curves were derived separately for each lithology in RO ore. For PO ore, the grade-recovery curves were derived for the single ore type PO using all the test results from different lithologies. Scale-up factors were applied to the gold recovery (0.97) and the copper recovery (0.98). The equations were used in the block model to estimate production figures, i.e. concentrate tonnage, grade and recoveries. The equations to estimate concentrate grade and recoveries are given below.

The notation used in the equations:

◾	GAu: Au grade of Cu concentrate.
◾	RAu: Au recovery to Cu concentrate.
◾	GCu: Cu grade of Cu concentrate.
◾	RCu: Cu recovery to Cu concentrate.
◾	GSs: Sulfide sulfur grade of Cu concentrate
◾	RSs: Sulfide sulfur recovery to Cu concentrate.
◾	FAu: Au grade of the feed.
◾	FCu: Cu grade of the feed.
◾	FSs: Sulfide sulfur grade of the feed.
◾	FAu/Cu: Gold to copper ration in feed.
◾	FCu/Ss: Copper to sulfide sulfur ratio.

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Regular Ore

Grade and recovery curves derived as a function of feed parameters are given below for four different lithologies. The equations were derived for copper concentrate only. Pyrite concentrate with payable gold content could not be produced from RO samples.

Chlorite Andesite Breccia:

GAu=9.555FAu+9.292FAu/Cu-14.634

RAu=(0.233FAu+7.227FCu-3.001FSs+95.452)*0.97

GCu=-0.8885FCu^2+7.6952FCu+13.074

RCu=(3.1993ln(FCu)+96.538)*0.98

GSs=-1.646FCu-0.049FAu+42.561

RSs=-2.801FSs+9.159FCu-0.233FAu+49.175

Andesite Breccia:

GAu=12.183FAu+9.4377

RAu=(78.238FAu^0.0478)*0.97

GCu=-0.4152FCu^2+6.4458FCu+17.241

RCu=(97.229FCu^0.0031)*0.98

GSs=37.83% Ss (Average value, Fixed)

RSs=5.361FSs-40.306

Dacite Breccia:

For Samples Au <2.5 g/t; GAu=27.24 g/t and RAu=55%*0.97 (Average values, Fixed)

For Samples Au>2.5 g/t; GAu=397 g/t and RAu=91.68%*0.97 (Average values, Fixed)

GCu=20.515FCu^0.3665

RCu=(3.4616FCu^3-15.737FCu^2+22.443FCu+88.272)*0.98

GSs=37.29% Ss (Average value, Fixed)

RSs=-0.20FSs+68.462FCuSs+13.656

Gypsum Volcano Sedimentary

GAu=25.09FAu-23.608

RAu=(-1.3777FAu^2+22.822FAu)*0.97 for FAu<10 g/t; RAu=95%*0.97 for FAu>10 g/t

GCu=21.345FCu

RCu=95%*0.98

GSs=41% Ss

RSs=-1.3777FSs+34.099

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Pyrite Ore

Results from pyrite ore variability tests were used to derive the grade and recovery curves as a function of feed grade. The equations were derived for copper and pyrite concentrates.

Cu Concentrate	Pyrite Concentrate

GAu=3.6812*FAu (Max: 300 g/t)	GAu=0.7171*FAu+2.6759

RAu=(104.412+0.343*FAu-2.235FSs)*0.97 (Min: 5% and Max: 97%)	RAu=(0.1125*FSs^2-4.5759FSs+77.746)*0.97 (Max: 97%)

GCu=23.331*FCu^0.1757 (Max: 35%)	GCu=0.1868*FCu

RCu=88.84%*0.98	RCu=(0.9642*FCu+4.6851)*0.98

GSs=35%	GSs=8.0258*ln(FSs)+19.311

RSs=(82.473*FCu/Ss)*0.98 (Max: 30%)	RSs=(-0.0694*FSs^2+4.9027*FSs)*0.98

Metal and sulfur recoveries, concentrate grades and tonnages were calculated on a monthly production period basis by AMC, using the grade recovery equations given in this section. The calculated values are given on a yearly basis for copper and pyrite concentrates in Table 16.26. Table 13.22 shows the average grade and recovery figures of the copper concentrates produced over life of mine from RO and PO. The pyrite concentrate is produced only from PO. The average gold and copper recoveries produced from both ore types in both copper and pyrite concentrates are calculated as 85% and 93% respectively.

Products	Ore Type	Grade		Recovery (%)
		Cu (%)	Au (g/t)	Cu	Au

Cu Concentrate	RO	22	119	95.20	83.61
	PO	28	103	87.06	59.63

Py Concentrate	PO		14		30.4

TOTAL				92.69	85.4

Table 13.22    Grade and Recovery Values Over Life of Mine

13.2.12	Effects of Lithological Distribution on Flotation Performance

The initial plan in the DFS report was to prepare composite samples representing different production periods and conduct metallurgical tests to demonstrate influence of lithological distribution on the flotation performance and provide data for the financial model. However, a proper sampling could not be done due to insufficient number of variability composites available. Therefore, an alternative study was conducted to determine if blending of various lithologies would adversely affect flotation performance. Six regular ore (RO) and five pyrite ore (PO) samples were selected by Acar Metallurgical Consulting from 99 variability composites used for the variability test work.

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Table 13.23 shows distribution of the lithologies in the regular ore and pyrite ore composite samples. The distribution was determined according to the mine plan. In the RO samples, distribution of andesite breccia and volcano sedimentary was consistent at about 5% and 10%, respectively. Percentage of chlorite andesite breccia and dacite breccia ranged from 70% to 10%, and the samples were prepared according to that variation. The massive pyrite and massive pyrite-enriched samples were used only in preparation of pyrite ore composite samples, together with the samples containing >15% Ss from the other lithologies. A summary of head assays of the composite samples is given in Table 13.24.

Sample Code	Andesite Breccia	Chlorite Andesite Breccia	Dacite Breccia	Massive Pyrite- Enriched	Massive Pyrite	Volcano Sedimentary

RO-PC-001	4.0	70.3	17.8	-	-	7.9

RO-PC-002	4.7	17.7	68.7	-	-	8.9

RO-PC-003	5.1	43.0	41.8	-	-	10.1

RO-PC-004	4.1	70.0	17.0	-	-	8.9

RO-PC-005	5.0	19.8	64.4	-	-	10.8

RO-PC-006	4.8	36.3	48.6	-	-	10.4

PO-PC-007	4.6	69.8	7.9	1.7	5.4	10.6

PO-PC-008	4.1	11.9	35.1	1.5	37.0	10.4

PO-PC-009	3.1	45.6	9.1	1.0	33.3	7.9

PO-PC-010	2.7	19.7	5.0	1.1	63.8	7.7

PO-PC-011	2.0	48.5	18.3	2.0	22.1	7.0

Table 13.23    Lithological Distribution of the Regular Ore and Pyrite Ore Composite Samples

Flotation Tests

Rougher kinetic flotation and open cleaner flotation tests were conducted on each sample, and locked cycle flotation test on five selected samples. Simulation of the closed-circuit operation was also done on each sample using the results of the open cleaner flotation tests.

Table 13.25 shows mass pull, gold and copper grade and recoveries of the copper concentrates produced from the regular ore samples. High-grade copper concentrates were produced from all samples at copper and gold recoveries of about 95% to 96% and 85% to 89%, respectively.

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Sample Code	Au (g/t)	Cu (%)	ST (%)	Ss (%)	Fe(%)	Zn (%)

RO-PC-001	8.52	1.40	11.5	6.42	8.89	0.10

RO-PC-002	11.9	0.86	8.44	6.04	8.49	0.23

RO-PC-003	7.78	1.12	9.97	6.78	8.67	0.16

RO-PC-004	10.76	1.44	11.7	5.76	9.01	0.06

RO-PC-005	6.21	0.89	9.00	6.06	8.60	0.02

RO-PC-006	5.90	0.95	9.30	6.06	8.38	0.04

PO-PC-007	19.90	3.61	17.6	14.7	15.8	0.34

PO-PC-008	11.05	3.28	24.5	21.2	21.1	0.39

PO-PC-009	19.25	3.90	23.2	20.2	20.1	0.30

PO-PC-010	16.35	4.31	30.1	26.0	25.4	0.26

PO-PC-011	18.00	3.48	20.6	17.6	18.2	0.35

Table 13.24    Head Assays of the Regular Ore and Pyrite Ore Composite Samples Used to Test Influence of Lithological Distribution

Sample Code	Grade			Recovery (%)

	Mass Pull (%)	Au (g/t)	Cu (%)	Au	Cu

RO-PC-001 (sim)	4.3	213.2	28.5	89.02	96.2

RO-PC-002RPT (LCT)	2.93	159.4	24.76	81.54	94.5

RO-PC-003 (sim)	3.49	197.9	28.36	89.59	95.97

RO-PC-004 (LCT)	4.64	177.5	24.92	86.02	96.7

RO-PC-005 (Sim)	2.83	206.3	28.67	89.34	95.5

RO-PC-006 (LCT)	3.75	122.3	20.9	84.5	95.6

MCS-RO (LCT)	6.62	97.1	18.6	87.87	97.78

Table 13.25    Mass Pull, Grade and Recovery of the Copper Concentrates Produced From The Regular Ore Samples

Table 13.26 shows mass pull, grade and recoveries of the copper and pyrite concentrates produced from the pyrite ore samples. LCT results of the MCS-PO is also included in the table as a benchmark. Copper grade of the concentrates ranged from 19.42% to 25.84% Cu, and the recoveries were higher than 92%. Gold grade of the copper concentrate was influenced mainly by the feed grade. The gold recovery ranged from 69% to 77%. The distribution of gold between the copper and pyrite concentrates was mainly determined by the CN Sol Au content of the ore samples. More gold was recovered to the copper concentrate when CN Sol Au content was higher. Pyrite concentrate was also produced from the pyrite ore samples. Gold grade of all concentrates was >10 g/t, i.e. suitable for marketing. The total gold recovery was over 95% for all the samples tested.

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Sample Code		Copper Concentrate				Pyrite Concentrate

	Mass Pull	Grade		Recovery (%)		Mass Pull	Grade		Recovery (%)

	(%)	Au (g/t)	Cu (%)	Au	Cu	(%)	Au (g/t)	S (%)	Au	S

PO-PC-007 (LCT)	14.21	110.5	24.35	77.42	95.48	24.45	14.68	46.71	17.7	66.17

PO-PC-008 (LCT)	16.43	48.07	19.42	68.76	95.6	32.51	10.06	44.72	28.48	68.94

PO-PC-009(Sim)	14.04	97.67	25.84	72.46	93.14	34.68	12.73	47.73	23.34	73.80

PO-PC-010(Sim)	15.89	82.57	24.68	69.41	93.63	44.74	11.9	47.46	28.17	76.93

PO-PC-011(Sim)	13.63	76.46	22.93	71.42	92.79	29.84	11.7	46.13	23.93	69.49

MCS-PO (LCT)	17.8	89	25	60.7	93.5	47.1	20.65	44.38	37.27	71.6

Table 13.26    Mass Pull, Grade and Recovery of the Copper and Pyrite Concentrates Produced from the Pyrite Ore Samples

The test results showed that different lithological distribution in regular ore and pyrite ore did not adversely affect the flotation performance. Feed grade and mass pull to the concentrates were the main parameters affecting metal grade and recoveries in the concentrates.

Comparison with the AMC Block Model

The AMC mining block model used the grade vs recovery curves derived for each lithology and assigned an overall recovery for each block, mostly consisting of different lithologies, in the ore body. The model assumed that flotation behaviour of each lithology was conserved, and the overall recovery of an ore block was the sum of the individual recoveries of each lithology. The test results given in this section were compared with the estimated recoveries from the AMC model in order to test this assumption.

The gold and copper recoveries obtained from the test work were multiplied by scale-up factors of 0.97 and 0.98, respectively. Figure 13.15 shows comparison of the test work results with the estimated recoveries from the AMC model for the copper concentrates produced from the regular ore and pyrite ore samples. The estimated mass pull values of the regular ore samples were slightly higher than the test work results. Higher mass pull resulted in lower concentrate grade but higher recoveries of both copper and gold. The opposite trend was observed with the pyrite ore samples. Higher gold and copper recoveries were obtained with the test work. The copper grade of the concentrates was lower with the test work but still higher than the target value of 20% Cu.

Pyrite concentrate was produced only from the pyrite ore (PO) samples. Comparison of the test work results with the AMC Model values is given in Figure 13.16. Mass pull and gold recovery to the pyrite concentrate was affected by the performance of the copper flotation section. The mass pull to the pyrite concentrates was lower with the test work, presumably due to higher mass pull in the copper concentrate. Therefore, the gold recovery was lower test work results. Gold grade of the pyrite concentrate was >10 g/t Au with both test work and AMC Model.

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Figure 13.15    Comparison of the Test Work Results with the Estimated Values from the AMC Model for the Copper

Concentrates Produced from RO and PO Samples

Comparison of the test work results with the AMC Model showed that the differences in grade and recoveries were largely driven by the differences with the mass pull. Given that, similar performance values (grade and recovery) could be expected from AMC Model and test work at similar mass pull to the concentrates. Therefore, it was concluded that lithological distribution did not significantly affect flotation performance of the regular and pyrite ore. Head grade and ore type classification (regular or and pyrite ore) were the main parameters to be considered during ore production.

Additional ore variability tests using the samples selected based on the mine plan are not critical anymore, because the test results given in this section showed that the AMC Model could be used with high confidence to predict concentrate production for LOM.

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Figure 13.16    Comparison of the Test Work Results with the Estimated Values from the AMC Model for the Pyrite

Concentrates Produced From PO Ore Samples

13.2.13	Dewatering, TML and Self-Heating Tests

Thickening and filtration test work were conducted on the copper concentrate and low sulfide tailings generated from the large-scale flotation tests using the MCS-RO composite, as well as a pyrite concentrate generated from LCT tests conducted on VAR-063 and VAR-065 samples. The test work was undertaken by Outotec’s Perth laboratory.

Thickening Tests

Optimum flocculant type and dose, overflow clarity, underflow density and underflow yield stress were determined. Dynamic thickening tests were performed in a 99 mm diameter Supaflo High Rate Thickener test rig.

◾	BASF Magnafloc 5250 produced very good flocculation with the fastest settling rate for all the samples;
◾	The final tailings sample reached densities of 53.7% to 57.4% solids (w/w) with yield stresses of46 Pa to 59 Pa, over a flux rate range of 0.25 to 1.00 t/(m2h);
◾	At a flux rate of 0.25 t/(m2h), the copper concentrate sample reached a density of 77.2% solids (w/w) with a yield stress of 94 Pa;
◾	At a flux rate of 0.25 t/(m2h), the pyrite concentrate sample reached a density of 83.0% solids (w/w) with a yield stress of 192 Pa to 260 Pa.

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Filtration Tests

The objectives of the filtration test work were to determine cake thickness, maximum filtration capacity, moisture content of the cake and cake handling for the copper concentrate, the pyrite concentrate and the final tailings. Performance of Horizontal Vacuum Belt Filtration (HVBF), Disk Filtration (DF), Pressure Filtration (PF) and Fast-acting Filter Press (FFP) were assessed in the tests.

Copper Concentrate:

◾	Solids content of the copper concentrate was adjusted to 74% w/w according to the thickening test work;
◾	Residual filter cake moisture: HVBF: 15.4%; PF: 12.4%; FFP: 9.5%.

Pyrite Concentrate:

◾	Solids content of the pyrite concentrate was adjusted to 75% w/w for the filtration test work;
◾	Residual filter cake moisture: HVBF: 8.5%; PF: 9.1%; FFP: 7.6%.

Final Tailing:

◾	Solids content of the final tailings was adjusted to 55% w/w according to the thickening test work results;
◾	Residual filter cake moisture: HVBF: 23.2%; FFP: 19.2%; DF: 23.2%.

Fast-acting Filter Press (FFP) generated the best results for all three samples.

De-Sliming Circuit

Filtration of the entire final tailing requires large filtration capacity, which increases both capital and operating costs of the dewatering section. GRES has performed simulation of a de-sliming circuit, based on use of a de-sliming cyclone, filtration of cyclone underflow and thickening of the cyclone overflow, to reduce the required filtration capacity of the final tailing. The results were promising and therefore an additional dewatering test work program was planned and conducted using the low sulfide tail from the large-scale flotation tests.

◾

The final tailing was classified with a 25 mm Mozley hydrocyclone. Approximately 60% of the mass was recovered to the cyclone underflow stream with 58.32% w/w solids density and a P80 of 43 µm particle size;

◾	The overflow stream was dilute at 9.79% w/w solids density and very fine particle size distribution (P100 = 38 µm and P80 ~ 15 µm);
◾	Thickening tests were conducted on the cyclone overflow and filtration tests on the cyclone underflow material;

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◾	The cyclone underflow material could be effectively dewatered using various filtration techniques. Residual filter cake moisture: HVBF: 19.0%; DF 19.4%;
◾	Overflow sample thickening reached densities of 37% to 40.5% solids w/w with yield stress 28 Pa to 34 Pa. The test showed that the material can be successfully thickened.

TML and Self-Heating Tests

Transportable moisture limit (TML) and self-heating tests were conducted by Microanalysis Australia on the copper concentrate produced from large scale tests using MCS-RO and the pyrite concentrate generated from LCTs of VAR-063 and VAR-065. Flow table, angle of repose, moisture content and bulk density measurements were performed as part of the TML testing.

◾	TML of the copper concentrate was measured in duplicate as 11.1% and 10.8%;
◾	TML of the pyrite concentrate was measured as 9.1%.

The self-heating tests were conducted in a series of 53 µm wire mesh cubes, enclosed in two 0.6 mm wire mesh cages and heated in a fan-forced oven to the designated temperature for 24 hours.

◾	The tests showed that both copper and pyrite concentrates were not classified as Material Hazardous in Bulk (MHB) or Dangerous Goods (DG) Class 4.2 for the purposes of bulk transport.

13.2.14	Geometallurgical Study

A geometallurgical study has been performed by AMC based on multivariate analysis of geological and metallurgical data to produce models that can predict grades and recoveries in the copper and pyrite concentrates. The main purpose was to incorporate these predictive models, which include models for all the lithologies of the deposit, to the Hod Maden block model and produce a geometallurgical block model. The details are given in the reports “Hod Maden Geometallurgical Study, AMC Project No 219054, 16 October 2019” and “Hod Maden Stage 2 Geometallurgical Study, AMC Project No:219054, August 2020”.

The predictive models were applied to the Hod Maden block model to produce a geometallurgical block model. Mass pull, gold recovery, copper recovery, and total sulfur recovery were estimated for the copper concentrates produced from both Regular Ore and Pyrite Ore, and the pyrite concentrate produced from Pyrite Ore. The concentrate grades could be back calculated by using head assay, mass pull and recovery values. The refined Cubist and MARS (Multivariate Adaptive Regression Splines) regression models have been saved in an R file that can be loaded back into R and used for predicting mass pull and recoveries.

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13.3	Further Test Work

◾

MPY-MPE lithology contains higher amounts of pyrite and secondary copper minerals than the other lithologies in the deposit. The test work using MPY-MPE samples from early drilling work showed that they were prone to surface oxidation, which in turn negatively affected the copper flotation performance. Aging tests should be conducted to estimate the maximum stockpile time for this ore type. It is recommended that the mine schedule should be prepared for shortest possible stockpile time for MPY-MPE during operation;

◾

A geometallurgical model was developed to estimate mass pull, grade and recoveries of Au, Cu and S in the copper and pyrite concentrate produced from Regular Ore and Pyrite Ore. This is a live model and can be used effectively to link geology-mine production-process plant and improve concentrate production during the operation. The model should continuously be developed using results of future test work and production data from the process plant;

◾

The sulfide tailing from RO flotation contains approximately 4 g/t to 5 g/t of gold, mainly in refractory form. Metallurgical test work is recommended to investigate decomposition of pyrite and recovery of gold from this stream.

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14.	MINERAL RESOURCE ESTIMATES

14.1	Introduction

An update of the Mineral Resources for the Hod Maden Project has been completed by AMC, based on available diamond core drilling data, geological, mineralisation, structural, and weathering interpretations by Artmin, and supplementary mineralisation-constraining wireframes prepared by AMC.

A cell model extending beyond the mineralisation limits was constructed and truncated by topography, and domain codes were embedded to represent volumes of geological units and mineralisation and weathering zones. The sample dataset was coded in a corresponding fashion, and statistical and geostatistical evaluations were undertaken to inform estimation of the major grades of economic interest (Au, Cu, and Zn) and minor grades (Ag, As, C, Pb, S, Fe, Hg and Ca), along with bulk densities, into the mineralisation domains and background material in the cell model.

The modelled estimates were assessed for levels of geological confidence and classified into Measured, Indicated, and Inferred categories, referencing CIM guidelines (CIM, 2019). The Mineral Resource tonnes and grades have been reported using NSR cut-offs.

Figure 14.1 presents an isometric view showing the drillhole traces through the topographic surface, and the outline of the main zone of mineralisation, which hosts the majority of the gold and copper resources.

Figure 14.1    Isometric View of Hod Maden Drillholes with Main Zone Host Lithologies

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14.2	Drilling and Sampling Data

The initial database files comprising 269 diamond core drillholes were received by AMC on 9 May 2019, and this was superseded by an updated set with additional drillholes dated 25 July 2019. Table 14.1 summarises the database files received.

Database File	Records	Description

HM_Collar.xls	269[1]	Drillhole collars

HM_Survey.xlsx	2,425	Drillhole downhole surveys

HM_Sample.xls	50,073	Sample assays

HM_All_Assays_final.xlsx	55,651	Detailed assays, including QAQC

HM_Lithology.xlsx	52,740	Geological logs - Lithology

HM_Alteration.xlsx	52,003	Geological logs - Alteration

HM_Project_Specific_Gravity_20181223.xls	6,852	Bulk density measurements

1 Includes 12 water bores, 17 geotechnical holes, and 2 holes pending assays

Table 14.1    Drillhole Database Files

A series of basic and standard checks of database validity were undertaken and no matters of concern were identified. Based on the validation comparisons reported in Part 12, the components of diamond core drilling data were deemed to be valid inputs for interpretation and resource estimation.

The following adjustments were made to the drilling data:

◾

Where sample assays were recorded as below the level-of-detection, Artmin entered the negative of the level-of-detection value. During assay loading, AMC replaced these numbers with half the (positive) value of the recorded assay; that is half of the level-of-detection;

◾	A number of drillholes were identified as not relevant for resource estimation (unassayed water bores and geotechnical holes) and were therefore excluded.

After exclusion, the remaining dataset (refer to Table 14.2) includes 23 holes which were prematurely terminated and re-drilled. Re-drilled holes have been assigned an “A” suffix by Artmin. A further 19 drillholes are located outside of the area of mineralisation relevant to the feasibility study.

Database Delivery	Holes		Metres

9/05/2019	211	[1]	66,147.5

25/07/2019	29		5,820.2

Total	240		71,967.7

1 Excludes 12 water bores and 17 geotechnical holes

Table 14.2    Drilling Summary Statistics

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14.3	Geological Interpretations

14.3.1	Lithologies

Artmin supplied a set of wireframe solids representing interpretations of the main lithologies, including overburden, based on drillhole logging. The wireframes were merged and assigned differentiating codes by AMC using the LTHZONE field, as shown in Table 14.3.

LTHZONE	Description
BXAN	Andesite breccia
BXDA	Dacite breccia
BXCA	Chlorite andesite breccia
MPYR	Massive pyrite
MPYE	Massive pyrite - enriched
VSED	Volcano-sedimentary
VGYP	Gypsum volcano-sedimentary
FECR	Ferricrete
OVBN	Overburden
VOID	Void

Table 14.3    Lithology Zones for Sample and Model Coding

Figure 14.2 shows a schematic west-east cross section of the main lithologies.

Source: Artmin 2019

Figure 14.2    Simplified Lithological Interpretation

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14.3.2	Alteration

Artmin has interpreted alteration wireframe solids based on drillhole logging. The identified alteration types are not necessarily mutually exclusive across drill intersections, therefore the solids reflect correlations of intersections where particular alteration zones are dominant. The wireframes were merged and assigned differentiating codes by AMC using the ALTZONE field, as shown in Table 14.4.

ALTZONE	Description
PROP	Propylitic
ARGS	Argillic/Silicified
JASP	Jasper hematite
NETW	Network quartz
QTZV	Quartz vein
ANHY	Anhydrite
FEOX	Iron oxide

Table 14.4    Alteration Zones for Model Coding

Figure 14.3 shows a schematic west-east cross section of the identified alteration zones.

Source: Artmin 2019

Figure 14.3    Simplified Alteration Interpretation

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14.3.3	Weathering (Oxidation)

Oxidation has only had a limited effect on Hod Maden in situ lithologies. Based on drillhole logging of degree of oxidation, Artmin prepared a wireframe surface representing the interpreted base of oxidation (top of sulphide) horizon. AMC has used a WEAZONE field to differentiate oxidation zones, using the codes shown in Table 14.5.

WEAZONE	Description

OXID	Oxidised

FRSH	Fresh

Table 14.5    Weathering Zones for Sample and Model Coding

Figure 14.4 shows a west-east cross section view of the base of oxidation surface above the main mineralisation host lithologies.

Figure 14.4    Cross Section View of Base of Oxidation (Top of Sulphide)

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14.3.4	Mineralisation

There is strong evidence that the main copper-gold mineralisation at Hod Maden is associated with particular lithologies, therefore lithology has been used as a preliminary guide for interpretations of each of the chlorite andesite breccia—hosted mineralisation, and the massive pyrite and massive pyrite enriched styles of mineralisation.

AMC used codes within a field named MINZONE to differentiate the different mineralised zones.

Table 14.6 lists the MINZONE field codes for the designated mineralisation zones.

MINZONE	Mineralised Zone

CAB1	Chlorite andesite breccia-hosted

MPYR	Massive pyrite

MPYE	Massive pyrite enriched

COS1	Contact shells (CO=contact, S=shell, n=number)

ZSE1	Zinc-defined shells

ZSE2	Z=zinc, S=shell, E/W east or west of main zone ZSE1, n=number
ZSE3
ZSW1
ZSW2
ZSW3
ZSW4

RST1	Restricted zones (Continuity in one direction only)

SOS1	South shells

SOS2	SO=South, S=shell, n=number
SOS3
SOS4
SOS5

BKGR	Background (outside of wireframes)

Table 14.6    Mineralisation Zones for Sample and Model Coding

Chlorite Andesite Breccia-Hosted (MINZONE: CABn)

Because of the fundamental correlation of this body of mineralisation with the chlorite andesite breccia (BXCA) lithology host, the BXCA lithology solid prepared by Artmin was used by AMC as an initial template for interpreting CABn solids. A single solid was defined, designated the MINZONE code of CAB1.

The CAB1 solid was adjusted to incorporate intervals of mineralisation seen to extend outside of the BXCA lithology, but which clearly form part of the same mineralisation.

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CAB1 Subzoning

Previous modelling studies had noted a trend showing a vertical decrease in gold grade within the chlorite andesite breccia-hosted mineralisation, trending in particular with depth. This trend coincides broadly with an increasing degree of anhydrite alteration.

Initial attempts by AMC to partition the CAB1 zone into high and low gold grade subzones using the anhydrite interpretation solids as a proxy produced an unconvincing solution. Further detailed spatial evaluation of gold grade distributions within CAB1 revealed a more nuanced, but ultimately clearly-defined partitioning of gold grades into two distinct population subzones. The partitioning also differentiates between the relatively low presence of anhydrite in the upper levels and the significantly higher presence in the lower levels.

The boundary between these subzones strikes parallel to the CAB1 zone, and dips steeply to the east at approximately 70°, sub-parallel to the overall 85° easterly dip of CAB1 zone itself. AMC differentiated between the two subzones within CAB1 by creating a partitioning wireframe and a SUBZONE field using the nomenclature shown in Table 14.7.

SUBZONE	Description

SAU1	Upper and hangingwall side - relatively higher grades

SAU2	Lower and footwall side - relatively lower grades

Table 14.7    Gold-Defined Subzones within the Chlorite Andesite Breccia (CAB1) Mineralisation

Figure 14.5 illustrates the differences in gold grade distributions for samples within the CAB1 mineralisation zone. Grades are scaled to show higher values more prominently.

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Figure 14.5    Differences in Gold Grade Distribution Characteristics within CAB1

The Figure 14.5 panels are:

◾ Left	Viewed along strike (towards approximately 010° azimuth);
◾ Centre	Viewed from the hangingwall - high grade/low anhydrite subzone;
◾ Right	Viewed from the footwall - low grade/high anhydrite subzone.

Figure 14.6 shows the position of the subzone partitioning surface intersecting the CAB1 mineralisation solid.

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Figure 14.6    Wireframe Surface Used to Partition CAB1 Subzones

Massive Pyrite and Massive Pyrite Enriched (MINZONE: MPYR and MPYE)

The lithology solids created by Artmin for each of the massive pyrite and massive pyrite enriched mineralisation were initially replicated by AMC’s solids, with MPYR and MPYE each consisting of two separate solids.

AMC subsequently received the results of more recent geotechnical drilling, and the geological logs demonstrated the boundary between the CAB1 and MPYR mineralisation to be slightly to the east compared to the original interpretation. AMC adjusted the solids accordingly.

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Contact Mineralisation Shells (MINZONE: COS1)

Expanding the CAB1 mineralisation solids to incorporate compatible grade intersections just outside of the chlorite andesite breccia lithology solid (described above) still left some potentially economic mineralisation intersections along the contacts of the CAB1 solid, as well as the massive pyrite solids. Correlations between these intersections and the lateral extents of associated mineralisation are uncertain, but the grade values are of sufficient tenor to justify estimation into the block model.

To mitigate against the risks of such grades being unreasonably extrapolated during grade interpolation, a contact shell solid has been prepared to form a constraining boundary (COS1) around the CAB1 and MYPR/MYPE mineralisation solids contacts. Where anomalous gold and/or copper grades exist immediately along the contacts the corresponding samples are incorporated within the shell solid, otherwise the shell boundary is positioned 5.0 m uphole or downhole from the CAB1 or MPYR/MPYE contacts.

Figure 14.7 presents a west-east cross section through the main zone of mineralisation, illustrating the constraining COS1 shell (coloured green) enveloping both the hangingwall and footwall contacts.

Figure 14.7    West-east Section of the Contact Mineralisation Shell (COS1)

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Zinc-defined Shells (MINZONE: ZSEn or ZSWn)

Occurrences of elevated zinc values are found parallel to both the hangingwall and footwall sides of the main gold and copper mineralisation, and extending well to the south on the hangingwall side. Artmin and AMC have jointly used zinc assay distributions within the drilling to define individual zinc zones.

The boundaries to the zinc-defined zones are not well represented by grade gradients, and the objective of creating zinc zone solids has been to provide constraining shells during grade estimation.

The zinc-defined mineralisation is dominated by a steeply-dipping zone (ZSE1) that runs strike-parallel to and immediately east of the CAB1 and massive pyrite zones. South of these zones, ZSE1 continues parallel to and immediately east of the F3 fault. ZSE1 is used as a marker zone, and the other zinc-defined zones are named according to whether they are east or west of ZSE1.

The zinc-defined zones are presented in Figure 14.8 showing their spatial distributions around the CAB1 mineralisation solid.

Figure 14.8    Zinc-Defined Mineralised Shells Relative to the CAB1 Interpretation

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Southern Dacite Breccia Hosted Mineralisation (MINZONE: SOSn)

Evidence for mineralisation within the southern dacite is primary based on gold assays. Spatially, anomalous gold grades do not show clearly-defined and correlatable sets of intersections, although some local groupings and correlations are evident. Where such southern zones exist, the corresponding boundaries are generally not well defined. Consequently, the solids have been interpreted not as hard-bounded entities, but instead to provide suitable constraining shells during grade estimation and to guide search ellipse orientations.

Criteria used for southern zones mineralisation constraints are:

1.	Quartz vein (QV) alteration, as an initial guideline;
2.	Au(Cu) assays, used where relevant to override QV logs in places;
3.	Fault F3 has been applied as an eastern limit.

Restricted Zones (MINZONE: RSTn)

Restricted mineralisation refers to cases where gold or copper grade intersections can be correlated in one direction only. For example, up and down dip but not along strike, or along strike with no dip extent.

A single case of restricted mineralisation (RST1) has been identified at depth and has been correlated using gold grades in a dip-orientation, but without clear evidence of lateral (strike) correlations.

Figure 14.9 shows an oblique view of the various Hod Maden mineralisation interpretations, excluding the zinc zones and the contact shell mineralisation, and Figure 14.10 is a plan view showing the relationship with drilling.

Figure 14.9    Oblique View of Mineralisation Interpretations and MINZONE Codes

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N
4542400 N
4542200 N
4542000 N
4541800 N
4541600 N
740400 E
740600 E
740800 E
Hod Maden Project
Drill Plan
Scale 1:4000.0
2019 Mineral Resource
AMC Consultants

Note: Zinc and contact shell zones not shown

Figure 14.10    Hod Maden Mineralised Zones and Drilling

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14.3.5	Faults

Artmin has identified and modelled six interpreted faults as wireframe surfaces. The faults have been used by AMC to assist in defining limits to and offsets of mineralisation interpretations. Figure 14.11 shows the modelled faults viewed from above, clipped by a 150 m window. For reference, the main (upper right) and south mineralisation zones are shown as outlines.

Figure 14.11    Fault Interpretations: Oblique Plan View: 150 m Vertical Window

14.4	Sample Coding

Prior to domain-coding the sample data, the drillholes listed in Table 14.8 were excluded. These holes represent the abandoned portions of re-drilled holes. A total of 219 holes were retained.

HTD-004A	HTD-041	HTD-189

HTD-007A	HTD-050	HTD-192

HTD-010	HTD-072	HTD-199

HTD-012	HTD-078	HTD-200

HTD-015	HTD-120	HTD-202

HTD-020	HTD-149	HTD-209

HTD-024	HTD-167

HTD-030	HTD-178

Table 14.8    Drillhole Exclusions Prior to Sample Coding (Abandoned Holes)

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Samples were coded with the relevant lithology, weathering (oxidation), and mineralisation interpretations. Table 14.9 shows the code fields for each of the domains and the methods used to apply the codes.

Feature	Zone Field	Method

Lithology	LTHZONE	Within solids

Weathering	WEAZONE	Above/below base-of-oxidation surface

Alteration	ALTZONE	Not used

Mineralisation solids	MINZONE	Table of intersections

Mineralisation shells	MINZONE	South: within solids. Other: Contact: table of intersections

CAB1 subzones	SUBZONE	Above/below subzone partitioning surface

Table 14.9    Domain Coding Fields and Method of Application

The codes used for lithology are consistent with those shown earlier in Table 14.3 (LTHZONE), and for weathering (WEAZONE) in Table 14.5 respectively. The combined coding for the mineralisation solids and mineralisation shells (MINZONE) is listed in Table 14.6.

14.4.1	Treatment of Unsampled Intervals

Unsampled intervals within the dataset can be attributed to a number of reasons, including loss of sample during drilling, or intervals not selected for assaying due to assumptions of the intersection being unmineralised. These unsampled intervals can range from single gaps, typically at the standard 1 m or 2 m sampling lengths, or as a sequential downhole series of missing samples.

A conservative approach to dealing with unsampled intervals was adopted by AMC, in which the absent grades in each such interval were replaced with very low-grade default values. This strategy was implemented prior to compositing of the raw domain-coded dataset.

The default values specific to each mineralised zone, are shown in Table 14.10.

Component	Units	Domain	Value

Au	g/t	All	0.005

Cu	%	All	0.01

Zn	%	All	0.01

Ag	g/t	All	0.05

As	ppm	All	10

Pb	%	All	0.005

Fe	%	All	5

S	%	All	5

Hg	ppm	All	0.005

Ca	%	All	0.01

Table 14.10    Default Values for Unsampled Intervals

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14.5	Statistical and Geostatistical Analyses

14.5.1	Sample Length Analysis and Compositing

The sampling practice at Hod Maden applied default intervals of 1 m within drill intersections which were expected to be mineralised and 2 m outside of these intersections, with exceptions permitted for sample lengths that honour boundaries to geological features. The resultant high frequencies of sample lengths within the 1 m or 2 m categories are shown in the histogram of sample lengths distribution (Figure 14.12).

Figure 14.12    Distributions of Sample Lengths: All Samples

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MINERAL RESOURCE ESTIMATES

Sample length distributions were evaluated by mineralisation zones, as summarised in Table 14.11.

MINZONE	Samples	Minimum	Maximum	Mean	% 1 m

CAB1	4,584	0.6	4.0	1.0	91

MPYR	398	0.9	4.2	1.1	85

MPYE	125	0.5	3.0	1.2	72

COS1	1,294	0.2	5.0	1.1	78

RST1	203	0.3	2.0	1.3	83

SOSn	5,141	0.7	3.0	1.2	77

ZSE/Wn	6,304	0.3	5.0	1.3	62

BKGR	31,430	0.1	5.0	1.5	46

Table 14.11    Distributions of Sample Lengths (m) by MINZONEs

The sample lengths for the main mineralisation zones CAB1, MPRY and MPYE are dominated by 1 m intervals; this length has been retained for compositing in these zones. The narrow character of the MPYE, COS1 and RST1 zones influenced selecting of 1 m compositing for these zones.

The frequency of 1 m sample intervals is generally less common for the remaining SOSn and ZSE/Wn mineralised zones. Consideration was further given to the mostly broad geometry of these constraining shells and consequently 2 m composites have been selected for these zones.

2 m compositing has also been applied to the BKGR zones, where 42% of these samples have a 2 m primary length.

14.5.2	Composite Grade Distribution Statistics

Table 14.12 summarises composites grade univariate statistics and population characteristics for each of the major grade fields (Au, Cu, Zn), subset by mineralisation zones. The corresponding sample distributions were also plotted graphically as histograms and log probability charts.

The composite statistics in Table 14.12 are generally consistent with expectations for the different zones and subzones, based on visualizations during mineralisation zone interpretations. Means and variances confirm that the populations for the main zones, and subzones, are distinct and should be treated independently for further evaluation and for grade estimation. In the case of the CAB1, comparisons of the subzones strongly support partitioning, particularly for gold, but also for copper.

Gold and copper assays are strongly elevated in the upper (SUBZONE SAU1) portion of the CAB1 zone and in each of the massive pyrite and enriched zones. Similarly, coefficients of variation (CoV) are low (less than 2) in these same zones, implying relatively homogeneity of grades. The more nuggety gold grade distribution observed visually in SUBZONE SAU2 of the CAB1 zone is reflected in the corresponding high CoV (4.6).

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The zinc grades are generally very low in zones other than the zinc-defined zones (ZSEn, ZSWn), although the massive pyrite and enriched zones show some elevation in zinc. Gold and copper assays appear as very low to low-grade tenor in the zinc-defined zones.

The southern dacite-hosted shells had been defined on the basis of gold assays, and the observed rare occurrence of anomalous copper is reflected in the low copper mean grades.

Statistics were also computed for the minor grade fields.

Component	MINZONE	SUBZONE	Comp Length	Count	Minimum	Maximum	Mean	CoV	Variance

Au (g/t)	CAB1	SAU11	1	1,370	0.11	468.5	21.33	1.9	1,555.3

		SAU22	1	3,258	0.01	195.0	1.61	4.6	55.1

	MPYR		1	349	0.22	182.9	18.15	1.5	774.2

	MPYE		1	109	0.54	44.4	6.85	1.2	64.7

	COS1		1	1,286	0.01	11.4	0.55	1.7	0.9

	RST1		1	38	0.29	74.3	11.90	1.6	349.7

	SOS1		2	1818	0.01	64.3	0.61	5.3	10.4

	SOS2		2	148	0.03	51.4	4.01	1.9	55.4

	SOS3		2	415	0.01	64.4	1.21	3.6	18.3

	SOS4		2	469	0.01	43.7	0.96	4.1	15.1

	SOS5		2	152	0.01	66.7	2.09	3.1	42.4

	ZSE1		2	2421	0.01	14.1	0.24	1.8	0.2

	ZSE2		2	519	0.01	0.7	0.11	0.8	0.0

	ZSE3		2	114	0.01	0.6	0.13	0.8	0.0

	ZSW1		2	807	0.01	12.8	0.26	2.4	0.4

	ZSW2		2	75	0.01	3.5	0.33	1.6	0.3

	ZSW3		2	40	0.16	0.7	0.43	0.3	0.0

	ZSW4		2	129	0.01	5.5	0.17	3.0	0.3

	BKGR		2	22856	0.01	47.8	0.11	5.0	0.3

Cu (%)	CAB1	1	1	1373	0.02	17.0	2.22	0.8	3.4

		2	1	3258	0.00	12.8	0.86	1.3	1.3

	MPYR		1	349	0.08	17.9	4.58	0.6	7.2

	MPYE		1	109	0.48	9.8	3.97	0.6	4.8

	COS1		1	1286	0.00	9.7	0.58	1.6	0.8

	RST1		1	38	0.02	3.0	0.50	1.3	0.4

	SOS1		2	1818	0.00	4.0	0.30	1.3	0.2

	SOS2		2	148	0.00	3.0	0.47	1.2	0.3

	SOS3		2	415	0.00	3.3	0.14	1.7	0.1

	SOS4		2	469	0.00	1.1	0.14	1.1	0.0

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Component	MINZONE	SUBZONE	Comp Length	Count	Minimum	Maximum	Mean	CoV	Variance

	SOS5		2	152	0.00	8.3	0.44	2.0	0.8

	ZSE1		2	2421	0.00	3.7	0.12	2.4	0.1

	ZSE2		2	519	0.00	3.1	0.08	2.8	0.1

	ZSE3		2	114	0.00	0.6	0.06	1.2	0.0

	ZSW1		2	807	0.00	5.9	0.09	3.3	0.1

	ZSW2		2	75	0.00	0.4	0.06	1.2	0.0

	ZSW3		2	40	0.02	0.7	0.19	0.7	0.0

	ZSW4		2	129	0.00	0.8	0.07	1.7	0.0

	BKGR		2	22856	0.00	11.6	0.08	3.1	0.1

Zn (%)	CAB1		1	4631	0.00	2.6	0.05	3.4	0.0

	MPYR		1	349	0.00	10.2	0.34	3.9	1.8

	MPYE		1	109	0.04	14.9	0.98	2.8	7.6

	COS1		1	1286	0.00	2.6	0.03	4.7	0.0

	RST1		1	38	0.00	0.0	0.01	0.4	0.0

	SOS1		2	1818	0.00	0.2	0.01	0.9	0.0

	SOS2		2	148	0.00	0.1	0.01	1.1	0.0

	SOS3		2	415	0.00	0.4	0.02	2.3	0.0

	SOS4		2	469	0.00	0.1	0.01	0.9	0.0

	SOS5		2	152	0.00	0.4	0.02	2.3	0.0

	ZSE1		2	2421	0.00	29.5	1.42	1.6	5.5

	ZSE2		2	519	0.00	27.7	0.76	2.0	2.4

	ZSE3		2	114	0.01	7.5	0.90	1.1	1.1

	ZSW1		2	807	0.01	8.7	0.77	1.2	0.8

	ZSW2		2	75	0.14	4.5	1.02	1.0	1.0

	ZSW3		2	40	0.00	8.1	2.15	1.1	5.8

	ZSW4		2	129	0.01	4.5	0.67	1.0	0.5

	BKGR		2	22856	0.00	14.5	0.07	4.8	0.1

Table 14.12    Major Grade Composite Statistics by Mineralisation Zones

Figure 14.13 to Figure 14.18 are selected examples of statistical charts for gold and copper in the main mineralisation zones.

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MINERAL RESOURCE ESTIMATES

Figure 14.13    Grade Distributions: CAB1/SAU1 Au 1 m Composites

Figure 14.14    Grade Distributions: CAB1/SAU2 Au 1 m Composites

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MINERAL RESOURCE ESTIMATES

Figure 14.15    Grade Distributions: MPYR Au 1 m Composites

Figure 14.16    Grade Distributions: CAB1/SAU1 Cu 1 m Composites

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MINERAL RESOURCE ESTIMATES

Figure 14.17    Grade Distributions: CAB1/SAU2 Cu 1 m Composites

Figure 14.18    Grade Distributions: MPYR Cu 1 m Composites

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14.5.3	Variography

The statistical evaluation of individual mineralised zones (Part 14.5.2) demonstrates that each of the main mineralised zones represents a distinct grade population and consequently should be treated independently for variographic analysis.

At Hod Maden, limitations on drill collar locations due to topography has meant that:

◾	Multiple drillholes are collared from the same drill site;
◾	Drilling has been undertaken from both the hangingwall and footwall directions.

The panels in Figure 14.19 are examples of drilling from the hangingwall and the footwall sides respectively, which in conjunction with the dominantly steep dips of the mineralisation frequently result in low angles of drillhole intersections with the mineralisation, particularly at depth.

Low angles of drilling intersection can be detrimental to the calculation of good quality directional variograms. Furthermore, drilling from both the hangingwall and footwall directions means that downhole variograms, often used to determine the nugget effect and to act as proxy for the normal-to-plane variogram, will be compromised. In particular, observed trends from hangingwall to footwall in the CAB1 SUBZONE SAU2 mineralisation will be suppressed in the downhole variograms by holes drilled from the footwall.

Variographic analyses were focussed on the major grade fields and were restricted to only those mineralised zones that demonstrate suitable continuity. The selected zones were:

1.         CAB1 - both subzones;

2.         Massive pyrite;

3.         A limited number of the dacite-hosted and zinc-defined shells.

The massive pyrite enriched zones have too few intersections and the mineralisation within the contact shell is not considered to represent a sufficiently-defined population to be meaningful for variography.

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Figure 14.19    Drillhole Angles of Intersection

Experimental variograms were generated, as appropriate to the mineralised zones, on 1 m or 2 m composites.

Directions of preferred continuity were tested within the primary planes of orientation for each zone, and structures were obtained for the CAB1 subzones along strike (010°/00°) and down-dip (100°/85°). Across-plane orientations were determined using downhole variograms as a proxy.

During variogram modelling, the position of the nugget variance was fixed using the downhole variogram, and anisotropic variogram parameters were derived using two or three-structure spherical models.

Figure 14.20 to Figure 14.23 are selected examples of variogram charts for gold and copper in the main mineralisation zones. Table 14.13 summarises the modelled variogram parameters derived for the major elements.

The downhole variograms typically displayed low nugget variances, around 10% to 30% of the total. This observation is consistent with the generally low variability of copper and gold observed visually in profiles down mineralised intersections.

Many variograms in the plane of the mineralisation (along-strike and down-dip) are not well formed, suggesting that the drill spacings is at or near the ranges in these directions.

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The modelled sills for the three directions are commonly noticeably different. This zonal anisotropy is to be expected from observations of internal grade zonation within planes of the mineralisation. To account for zonal anisotropy, and to ensure that variogram models for all directions reach a common sill, very long ranges were invoked for the final structures in some cases. These ranges are well beyond the search neighbourhood during estimation and therefore have no influence on grade interpolation.

Variogram parameters are presented in Table 14.13.

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MINERAL RESOURCE ESTIMATES

AU PairwiseRelative
-85-->100 - CAB1 - SAU1 - AU < 500
Gamma (*)
Sample Separation (m)
Sph(0.15, 20)
Sph(0.06, 150)
N(0.3)
1796
8034
6195
11223
14361
16690
17676
16337

AU PairwiseRelative
00-->190 - CAB1 - SAU1 - AU < 500
Gamma (*)
Sample Separation (m)
Sph(0.15, 10)
Sph(0.06, 30)
Sph(0.33, 150)
N(0.3)
3800
4967
4863

AU PairwiseRelative
Downhole - CAB1 - SAU1 - AU < 500
Gamma (*)
Sample Separation (m)
Sph(0.15, 6)
Sph(0.06, 15)
N(0.3)
2586
2453
2318
2118
2052
1923
1792
1689
1585
1481
1378
1268
1185
1130

Figure 14.20    Pairwise Relative Variograms: CAB1/SAU1 Au 1 m Composites

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AU PairwiseRelative
-85-->100 - CAB1 - SAU2 - AU < 500
Gamma (*)
Sample Separation (m)
Lag
28690
32352
24038
15537
7719
2099
514
Sph(0.33, 140)
Sph(0.1, 60)
Sph(0.1, 20)
N(0.2)

AU PairwiseRelative
00-->190 - CAB1 - SAU2 - AU < 500
Gamma (*)
Sample Separation (m)
Lag
50
21676
6963
44960
42691
15466
1933
Sph(0.1, 60)
Sph(0.1, 25)
N(0.2)

AU PairwiseRelative
Downhole - CAB1 - SAU2 - AU < 500
Gamma (*)
Sample Separation (m)
Lag
2
4903
4759
4625
4496
4374
5202
5037
5300
5653
5493
5809
5971
6140
6308
2082
Sph(0.1, 11)
Sph(0.1, 2)
N(0.2)

Figure 14.21    Pairwise Relative Variograms: CAB1/SAU2 Au 1 m Composites

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CU PairwiseRelative
-85-->100 - CAB1 - SAU1
Gamma (*)
Sample Separation (m)
Lag
20
218
1796
8070
6195
11235
14395
16690
Sph(0.04, 20)
Sph(0.06, 140)
N(0.18)

CU PairwiseRelative
00-->190 - CAB1 - SAU1
Gamma (*)
Sample Separation (m)
43
2274
3826
5071
4863
Sph(0.04, 10)
Sph(0.06, 40)
N(0.18)

CU PairwiseRelative
Downhole - CAB1 - SAU1
Gamma (*)
Sample Separation (m)
Lag
6
6909
5783
4772
3836
3181
2526
1986
Sph(0.06, 10)
Sph(0.04, 5)
N(0.18)

Figure 14.22    Pairwise Relative Variograms: CAB1/SAU1 Cu 1 m Composites

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CU PairwiseRelative
Downhole - CAB1 - SAU2
Gamma (*)
Sample Separation (m)
Lag
6
17920
16455
15142
13880
12706
11536
10476
N(0.3)
Sph(0.05, 5)
Sph(0.17, 15)

CU PairwiseRelative
-50-->185 - CAB1 - SAU2
Gamma (*)
Sample Separation (m)
25760
24630
22529
18571
11983
25097
22874
10371
42
N(0.3)
Sph(0.05, 50)
Sph(0.17, 110)
Sph(0.45, 250)

CU PairwiseRelative
-40-->015 - CAB1 - SAU2
Gamma (*)
Sample Separation (m)
Lag
20
10210
20046
29474
2889
35535
N(0.3)
Sph(0.05, 15)
Sph(0.17, 40)

Figure 14.23    Pairwise Relative Variograms: CAB1/SAU2 Cu 1 m Composites

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						Structure 1				Structure 2				Structure 3

Grade	MINZONE	SUBZONE	Var. axis orientation[1]		Nugget	Variance	Axis 1 (m)	Axis 2 (m)	Axis 3 (m)	Variance	Axis 1 (m)	Axis 2 (m)	Axis 3 (m)	Variance	Axis 1 (m)	Axis 2 (m)	Axis 3 (m)
			Dip Dir	Dip

AU	CAB1	SAU1	100	85	0.3	0.15	10	20	6	0.06	30	150	15	0.33	150	250	200

AU	CAB1	SAU2	100	85	0.2	0.1	25	20	2	0.1	60	60	11	0.33	250	140	110

AU	MPYR		270	85	0.1	0.4	40	35	12	0.09	80	80	30	0.61	400	130	500

AU	SOS1		270	65	0.25	0.18	15	10	5	0.22	30	35	32	0.08	170	80	500

AU	SOS2		270	60	0.3	0.15	10	10	9	0.35	35	35	20	0.24	100	100	50

AU	SOS4		270	45	0.35	0.28	10	10	4	0.22	40	30	60

CU	CAB1	SAU1	100	85	0.18	0.04	10	20	5	0.06	40	140	10	0.2	140	300	150

CU	CAB1	SAU2	15	40	0.3	0.05	50	15	5	0.17	110	40	15	0.45	250	500	280

CU	MPYR		270	85	0.05	0.03	5	5	2	0.16	15	50	4.5	0.55	300	100	300

CU	SOS1		270	65	0.32	0.18	15	15	3.5	0.14	50	80	16	0.16	100	500	500

ZN	ZSE1		100	85	0.3	0.26	8	20	6	0.18	30	50	11	0.15	60	100	180

ZN	ZSE2		90	88	0.3	0.3	10	5	7	0.28	35	12	12	0.17	400	30	40

ZN	ZSW1		100	85	0.2	0.22	10	10	5	0.24	45	50	12	0.04	70	70	180
1	Axis 2 oriented in dip/dip direction. Axis 1 horizontal, normal to dip direction. Axis 3 normal to Axis1/Axis2

Table 14.13    Variogram Parameters

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14.5.4	Grade Capping

A detailed review of grade characteristics for the major grade fields was undertaken for each of the mineralisation zones as a basis for determining whether grade capping (high or low) is necessary and, if so, suitable values to use.

Several steps were followed to assess whether there was a requirement for capping of high grades to reduce any undue influence these grades might impose during grade estimation. Grade capping reviews were conducted using 1 m or 2 m composites, depending on the mineralised zone.

Initially, the composites table of domain grade statistics (Table 14.12) was referenced to understand the relationship between population mean grades and variances, and the magnitudes of the CoV. Histograms of grade distributions and log probability charts were also reviewed, paying particular attention to the relative frequency of higher grades (e.g. upper 5% of the population).

The composites for the major group of grades were then visually displayed within each mineralised zone, highlighting any composites with moderately high to anomalously high grades. The spatial locations of these high-grade samples were assessed relative to surrounding values, and careful consideration was given to their possible impact during grade estimation. In the case of the minor grade components, time did not permit the visualisation steps, and the cap values were determined from statistical tables and charts. The list of high-grade caps determined is presented in Table 14.14.

MINZONE	SUBZONE	AU	CU	ZN	AG	AS	FE	PB	S	HG	CA
		(g/t)	(%)	(%)	(g/t)	(%)	(%)	(%)	(%)	(ppm)	(%)

CAB1	SAU1	240	10	1.5	32	1,500		0.5		1
	SAU2	40	6	1.5	20	500	18			0.8

MPYR		110		5		1,100				1.5	12

MPYE		35	9	8		2,000			45

COS1		6.5	4		18	1,000	28			2.5

RST1		35	2								8

SOS1		20	3		6	400		1		3	6

SOS2		25	3		6	200				1

SOS3		25			3.5	220	13		11

SOS4		20			10	120	13		12		4

SOS5		30	3		8	700				1

ZSE1		3		18	100	2,000		4		16

ZSE2				10	25			1.2		10

ZSE3				4				1.5

ZSW1				4.5	25	800	15	1.5

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MINZONE	SUBZONE	AU	CU	ZN	AG	AS	FE	PB	S	HG	CA
		(g/t)	(%)	(%)	(g/t)	(%)	(%)	(%)	(%)	(ppm)	(%)

ZSW2

ZSW3

ZSW4		2

BKGR					30	1,800	17	2		5

Table 14.14    High Grade Caps by Domain

14.5.5	Bulk Density

Evaluation of bulk density data was preceded by coding of the density sample data points with the LTHZONE, MINZONE, and WEAZONE domain codes. A total of 6,778 coded density samples were available for this assessment, of which 2,395 are located within an interpreted mineralisation zone.

Histograms of bulk density distributions were assessed to determine whether any outliers exist in the raw dataset, and whether truncation (high or low) was necessary to avoid biasing mean values calculations. Six values were excluded

Mean bulk density values were computed from datasets for each of the mineralisation zones, and for background material (Table 14.15). On advice from Artmin, a bulk density value of 2.2 t/m3 has been assumed for the overburden material.

MINZONE	SUBZONE	Num.	Min (t/m3)	Max (t/m3)	Mean			Truncation
					Original (t/m 3)		Truncated (t/m3)	Lower (t/m3)	Upper (t/m3)

CAB1	SAU1	191	2.77	4.28	3.02		3.00	-	3.5
	SAU2	515	2.71	3.73	2.92		2.91	-	3.5

COS1		157	2.45	4.23	2.96		2.95	-	3.5

MPYR		28	3.14	4.25	3.74		3.74	-	-

RST1		7	2.88	3.18	2.99		2.99	-	-

SOS1		507	2.67	3.31	2.86	2.86	2.86	-	-
SOS2		34	2.70	3.14	2.85
SOS3		90	2.62	3.31	2.86
SOS4		107	2.72	3.20	2.86
SOS5		41	2.70	3.29	2.88

ZSE1		433	2.48	3.44	2.87	2.86	2.86	-	-
ZSE2		98	2.40	3.20	2.82
ZSE3		18	2.40	3.25	2.80
ZSW1		133	2.47	3.36	2.84
ZSW2		7	2.71	2.96	2.84

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MINZONE	SUBZONE	Num.	Min (t/m3)	Max (t/m3)	Mean			Truncation
					Original (t/m3)		Truncated (t/m3)	Lower (t/m3)	Upper (t/m3)

ZSW3		6	2.98	3.12	3.04

ZSW4		23	2.64	3.30	2.94

BKGR		4383	2.06	4.10	2.86	2.86	2.86	-	3.5

Overburden					2.20

Table 14.15    Bulk Density (t/m3) Statistics by Zone

14.6	Volume Block Model Construction

The volume model was constructed using a base configuration (prototype) of 25 m (easting) by 25 m (northing) by 20 m (RL) parent cells, as shown in Table 14.16. The initial model geometry was selected on the basis of the overall dimensions of the geology and mineralisation morphologies, and as a basis for subsequent refinement for compatibility with estimation objectives (refer to Part 14.7).

	Origin	Parent cells (Blocks)
		Dimension (m)	Number

Northing	740,200	25	28

Easting	4,541,450	25	40

Elevation	200	20	48

Table 14.16    Volume Model Prototype

Domain coding of the model blocks emulated the logic and sequence of steps used to code the drillhole samples (Part 14.4).

The lithology, alteration, mineralisation, and weathering domain coding were achieved by block-filling within the respective wireframe solids, and then assigning the corresponding LTHZONE, MINZONE, ALTZONE, and WEAZONE codes. Splitting of parent blocks (subcelling) at domain boundaries was invoked to better honour the interpretations, with the smallest sub-cell size permitted was 1 m (E) by 2.5 m (N) by 2.5 m (RL).

Model blocks were constructed above the topographic surface, and these were used to trim the model along the surface.

Figure 14.24 shows volume model blocks coded on LTHZONE, viewed from above looking obliquely to the northwest.

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Figure 14.24    Volume Model Coded Lithologies in Mineralised Zones: View Above to Northwest

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14.7	Grade and Density Estimation

14.7.1	Grade Estimates

The scope for the Hod Maden resource estimate update specified the following grade fields for estimation: Au, Cu, Zn, Ag, As, Pb, Fe, S, and Hg. This was later extended to include calcium (Ca).

Grades were estimated using either ordinary kriging (OK) or inverse distance weighting to the power of two (ID2). Depending on the domain being estimated, composites of either 1 m or 2 m (notional) length were used (composites lengths discussed in Part 14.5.2). An intermediate field ESTDOM was created to provide for a combination of MINZONE and SUBZONE as zonal control during estimation. Grade capping was applied after completion of compositing (grade capping discussed in Part 14.5.4).

The estimation of grades, by domain, using either OK or ID2 interpolation methods are summarised inTable 14.17. ID2 is shown in brackets where calculated for comparison with the primary OK estimates.

MINZONE	SUBZONE	AU	CU	ZN	AG	AS	FE	PB	S	HG	CA

CAB1	SAU1	OK(ID2)	OK(ID2)	ID2	ID2	ID2	ID2	ID2	ID2	ID2	ID2
SAU2
MPYR
MPYE		OK(ID2)	ID2
COS1
RST1
SOS1		ID2	OK(ID2)
SOS2			ID2
SOS3		OK(ID2)
SOS4		ID2
SOS5
ZSE1				OK(ID2)
ZSE2
ZSE3				ID2
ZSW1				OK(ID2)
ZSW2				ID2
ZSW3
ZSW4

SOSn zones are dacite-hosted

Key	OK Ordinary kriging
ID2 Inverse distance squared weighting

Table 14.17    Domain Estimation Methods

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For optimal processing, the domained volume model had been constructed on the basis of a parent block dimensions of 25 m (E) by 25 m (N) by 20 m (RL). However, this large block size is too coarse for grade estimation, therefore in advance of grade estimation the parent block size of the mineralisation model was temporarily reduced to the model prototype values shown in Table 14.18. Grades estimated into a parent block were mapped to individual like-domained sub-blocks within the parent block.

	Origin	Blocks
		Dimension (m)	Number

X	740200	6.25	112

Y	4541450	12.5	80

Z	200	10	96

Table 14.18    Estimation Model Prototype

At a whole-of-deposit scale, the Hod Maden mineralisation zones show a relatively consistent strike, dip direction, and dip. The overall 010° strike and corresponding 100° dip direction, and dips in the range 80° to 90°, are particularly evident in the main, northern sector, while in the southern dacite-hosted mineralisation the dips are mostly to the west, ranging from moderate to steep, and each mineralised zone was assigned a default set of ellipsoid search orientations.

However, locally dip orientations in particular can be considerably more varied, therefore to refine the searching strategy to reflect local variations in strike, dip direction, and dip, a series of strings was generated in both plan and cross section to represent the local orientations for each of the zone footwall surfaces, mid-zone trends, and zone hangingwall surfaces. These orientations were interpolated into the individual model blocks so that, during estimation, the search ellipsoids were aligned with the local orientations using a process called dynamic anisotropy.

Dimensions of search ellipsoids for each zone were chosen with consideration for (a) capturing sufficient composites for estimation within the search neighbourhood, (b) observed continuities of grades, and (c) evidence of zonal anisotropies in variograms.

Constraints were applied during estimation, including minimum and maximum numbers of composites, number of composites from a single drillhole, and octant search criteria were required to be met before a cell estimate was accepted. If these criteria could not be met in the first search pass, the search dimensions were expanded for a second and, if required, third search pass, each with new criteria applied (refer toTable 14.19).

Cell discretisation during grade estimation was applied using a 4 by 4 by 2 (XYZ) matrix.

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Following grade estimation, any blocks coded within a mineralised zone that failed to receive an estimate were assigned default values using the same values as those used for unsampled sample intervals (see Table 14.10).

MINZONE	SUBZONE	Search Dimensions (m)			Default Search Orientation[1]			Octants
		Axis 1	Axis 2	Axis 3	Dip dir	Dip	Plunge	Min n	Min per	Max per

CAB1	SAU1	40	30	10	100	85	0	2	2	4

CAB1	SAU2	20	25	5	100	85	0	2	2	4

MPYR		15	20	5	270	85	0	2	2	4

MPYE		15	15	5	100	85	0

COS1		20	25	5	100	85	0

ZSE1		20	40	10	100	85	35

ZSE2		20	25	5	90	88	0

ZSE3		20	25	5	100	85	0

ZSW1		20	25	5	100	85	0

ZSW2		20	25	5	100	85	0

ZSW3		20	25	5	100	85	0

ZSW4		20	25	5	100	85	0

RST1		25	25	5	100	85	0

SOS1		20	25	5	270	65	0

SOS2		15	25	5	270	60	0

SOS3		20	25	5	280	85	0

SOS4		20	25	5	270	45	0

SOS5		20	25	5	280	85	0

BKGR		30	30	5	280	85	0
1	Axis 2 oriented in dip/dip direction. Axis 1 horizontal, normal to dip direction. Axis 3 normal to Axis1/Axis2

MINZONE	SUBZONE	Pass 1		Pass 2			Pass 3
		Composites		Expand	Composites		Expand	Composites		Drillholes
		Min	Max	Factor	Min	Max	Factor	Min	Max	Max

CAB1	SAU1	12	24	1.5	8	24	3	4	20	5

CAB1	SAU2	12	24	2	8	24	3	4	20	5

MPYR		12	24	1.5	8	24	3	4	20	5

MPYE		12	24	1.5	8	24	3	4	20	5

COS1		4	15	1.5	2	24				3

ZSE1		4	15	1.5	2	24				3

ZSE2		4	15	1.5	2	24				3

ZSE3		4	15	1.5	2	24				3

ZSW1		4	15	1.5	2	24				3

ZSW2		4	15	1.5	2	24				3

ZSW3		4	15	1.5	2	24				3

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MINZONE	SUBZONE	Pass 1		Pass 2			Pass 3
		Composites		Expand	Composites		Expand	Composites		Drillholes
		Min	Max	Factor	Min	Max	Factor	Min	Max	Max

ZSW4		4	15	1.5	2	24				3

RST1		4	15	1.5	2	24				3

SOS1		4	15	1.5	2	24				3

SOS2		4	15	1.5	2	24				3

SOS3		4	15	1.5	2	24				3

SOS4		4	15	1.5	2	24				3

SOS5		4	15	1.5	2	24				3

BKGR		4	15	1.5	2	24	3	1	20

Table 14.19    Search Parameters

14.7.2	Bulk Density Estimates

Statistical analyses had demonstrated that the values within the different mineralisation and weathering populations show distinct density characteristics, although within the different dacite-hosted mineralised zones variation in mean values is low.

The number, frequency, and broad spatial distribution of available bulk density values indicated that estimating density values into model blocks for some zones could be justified. However, a spatial review of density values for each mineralised zone showed that density values mostly do not vary across the bodies in manner that would benefit from interpolation. Consequently, the calculated mean densities shown inTable 14.15 have been assigned to the respective block model zones.

14.7.3	Background Model Estimates

Background material, outside of the defined mineralisation domains, is not considered for inclusion in the Mineral Resource estimates. However, to support mining evaluation, all major and minor element grades have been estimated using inverse distance squared weighting into background model blocks, and a single mean bulk density value of 2.86 t/m3 has been assigned.

14.8	Model and Grade Validation

The estimated geological model contains the fields listed in Table 14.20.

Field	Description

ESTDOM	Estimation domains: Combined from MINZONE and SUBZONE codes.

SUBZONE	Zonation based on gold grade distribution characteristics within chlorite andesite breccia-hosted mineralisation

MINZONE	Mineralisation zonation based on interpretation solid

WEAZONE	Weathering (oxidation) zonation based on interpreted base of oxidation surface

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Field	Description

LTHZONE	Lithology (rock type) zonation based on interpretation solids

ALTZONE	Alteration zonation based on interpretation solids

RESCAT	Resource classification

DENSITY	Mean bulk density assignments

DADIPDIR	Estimation search dip direction to control “dynamic (block specific) anisotropy”

DADIP	Estimation search dip to control “dynamic (block specific) anisotropy”

DAPLNG	Estimation search plunge direction to control “dynamic (block specific) anisotropy”

AU	Estimated grade: Gold

CU	Estimated grade: Copper

ZN	Estimated grade: Zinc

AG	Estimated grade: Silver

AS	Estimated grade: Arsenic

PB	Estimated grade: Lead

FE	Estimated grade: Iron

S	Estimated grade: Sulphur

HG	Estimated grade: Mercury

CA	Estimated grade: Calcium

NUMSAM	Number of samples used to estimate parent block

PASS	Search ellipse pass for block grade estimation

Table 14.20    Post-Estimation Model Fields

Global and zonal statistics were generated to confirm that estimated model grades fall within acceptable limits.

The grade and density estimates in the cell model were thoroughly scrutinised using graphical visualisation utilities. Model and drillhole data were overlain and viewed in various sectional and plan views, and in 3D, with colour legends highlighting grade or zonal attributes. These processes were undertaken repeatedly and continuously throughout the study, during which adjustments and refinements to the model were tested against the predicted consequences of any changes.

The model also progressed through the various iterations from an exclusively ID2 estimate to the final runs where OK was applied for relevant zones. This progression of estimation methods provided insight into the effects on local estimates of different techniques.

The model development and grade estimation procedures were subject to a high-level internal AMC peer review process. Similarly, and prior to acceptance by Artmin, a draft model was made available for review to Lidya and Sandstorm.

Figure 14.25 and Figure 14.26 are example cross sections of model grade estimates, showing gold and copper and zinc respectively.

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Figure 14.25    Block Grade Estimates: Main Zones: Cross Section: Gold and Copper

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Figure 14.26    Block Grade Estimates: Main Zones: Cross Section: Zinc

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14.9	Mineral Resource Classification and Reporting

14.9.1	Classification Method

Procedures for classifying the reported resources were undertaken within the context of the Canadian Securities Administrators National Instrument 43-101 (NI 43-101) and referencing CIM guidelines (CIM, 2019).

Hod Maden Mineral Resources have been classified with consideration of the following general criteria:

◾	Confidence in the geological interpretation;
◾	Knowledge of grade continuities gained from observations and geostatistical analyses;
◾	Number, spacing, and orientation of drillhole intercepts through mineralised domains;
◾	Quality and reliability of the raw drillhole data (sampling, assaying, surveying);
◾	The likelihood of material meeting economic mining constraints over a range of reasonable future scenarios.

During the interpretation and evaluation phases of the resource modelling, a considerable body of knowledge was established in relation to the characteristics of the mineralisation and the quantum and configuration of sampling data from drilling. The geometric and grade continuities were observed to vary considerably, both in and across the general planes of the mineralised zones, and the various grade attributes exhibit different variabilities and spatial trends. The drilling on the notional 25 m drill sections spacing is also seen to vary, with locally increased concentrations of drilling in the upper regions, reducing with depth.

Knowledge of better continuities and drilling intensity for each mineralised zone was used to identify the most likely areas for higher resource classification.

Supplementing the above, geological considerations affecting confidence include:

◾	Mineralisation boundaries:
-	Sharpness of boundaries within individual drill intersections;
-	Lateral continuities of boundaries between adjacent intersections (are boundaries easily correlated?);

◾	Continuities (or variabilities) of grades:
-	Within individual intersection profiles;
-	Lateral continuities (or variabilities) between adjacent intersections (are intersection profiles consistent?);

◾	Structural effects - faulting, folding.

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Further indicators of confidence considered were:

◾	Observations from statistical and variographic work - low/high CoV, and variogram characteristics such as quality of structures, ranges, nugget-sill ratios etc.;
◾	Data quality and how it varies across the deposit;
◾	Output from the estimation process - e.g. number of samples, search ellipse pass.

All the above were applied while determining the Hod Maden resource classifications for each mineralised zone. The process was initiated by viewing drill intersection densities in long section, based on which closed strings were digitised to outline initial boundaries for each of Measured, Indicated and Inferred Resource categories. These “cookie-cutter” strings were used to code the model, which was then viewed in cross section, plan, and 3D. Adjustments to the strings were made accordingly, or where necessary other means of coding were applied to produce the final accepted classification coding of model blocks according to the RESCAT codes shown in Table 14.21.

Category	RESCAT
Measured	1

Indicated	2

Inferred	3

Unclassified	9

Table 14.21    Resource Classification Model Codes

A view of the distributions of the different resource categories is shown in Figure 14.27. Note that for illustrative purposes, the model is shown in the figure as truncated to the north of 4,542,200 N.

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Figure 14.27    Resource Classification Coded Model: View Above to SW

14.9.2	Mineral Resource Reports

The Hod Maden gold and copper Mineral Resources are defined using an NSR cut-off of USD63/t. Parameters and assumptions have been developed during, and are documented in, the mining study component of the feasibility study. The metal prices used as input into the NSR cut-off calculation are presented in Table 14.22.

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The classified Mineral Resource estimates for the gold and copper zones, effective 27 July 2019 are presented in Table 14.23. An expanding listing by mineralised domain is shown in Table 14.24.

Grade	Value	Unit
Au	1,300	USD/oz

Cu	6,614	USD/tonne

Table 14.22    Metal Prices used in the Copper and Gold Zone NSR Calculations

Calculation of gold equivalent grade (AuEq) is by the following formula:

Copper and Gold Zones
Category	Tonnes	Au	Cu	AuEq	Au	Cu
	kt	(g/t)	(%)	(g/t)	(koz)	(Mlb)

Measured	2,461	20.7	2.3	24.3	1,634	124

Indicated	5,683	6.2	1.7	8.8	1,133	206

Meas. + Indic.	8,143	10.6	1.8	13.5	2,768	330

Inferred	1,342	5.4	0.7	6.5	232	21

Notes: (Table 14.23, Table 14.24, Table 14.25)

◾	CIM definitions were followed for Mineral Resources.
◾	Mineral Resources are inclusive of Mineral Reserves.
◾	Effective Date of Mineral Resource is 27 July 2019.
◾	Mineral Resources are estimated at NSR cut-offs of USD63/t for gold/copper zones.
◾	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
◾	Totals may not match due to rounding.
◾	Metal prices used as input into the NSR cut-off calculation are USD1,300/oz for gold, and USD6,614/tonne for copper.

Table 14.23    Hod Maden Mineral Resource

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		Measured						Indicated						Measured and Indicated
	Sub	Tonnes	Au	Cu	AuEq	Au	Cu	Tonnes	Au	Cu	AuEq	Au	Cu	Tonnes	Au	Cu	AuEq	Au	Cu
		kt	(g/t)	(%)	(g/t)	(koz)	(Mlb)	kt	(g/t)	(%)	(g/t)	(koz)	(Mlb)	kt	(g/t)	(%)	(g/t)	(koz)	(Mlb)

MPYR								704	17.2	4.4	24.2	390	68	704	17.2	4.4	24.2	390	68

CAB1	1	2,461	20.7	2.3	24.3	1,634	124	693	19.5	1.7	22.2	434	26	3,154	20.4	2.2	23.8	2,068	150

	2							3,288	2.2	1.2	4.1	229	89	3,288	2.2	1.2	4.1	229	89

COS1								475	1.4	1.5	3.8	21	16	475	1.4	1.5	3.8	21	16

SOSn								523	3.5	0.6	4.4	59	7	523	3.5	0.6	4.4	59	7

RST1

Total		2,461	20.7	2.3	24.3	1,634	124	5,683	6.2	1.7	8.8	1,133	206	8,143	10.6	1.8	13.5	2,768	330

		Inferred

ZONE	Sub	Tonnes	Au	Cu	AuEq	Au	Cu
		kt	(g/t)	(%)	(g/t)	(koz)	(Mlb)

MPYR		17	8.3	3.2	13.5	5	1

CAB1	1	12	14.5	1.4	16.7	5	0

	2	29	2.4	0.8	3.7	2	1

COS1		80	1.0	1.7	3.7	3	3

SOSn		1,168	5.4	0.6	6.4	204	15

RST1		36	11.6	0.5	12.3	13	0

Total		1,342	5.4	0.7	6.5	232	21

Table 14.24    Mineral Resource Estimates by Domain: Gold/Copper Zones: USD63 NSR Cut-off

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The zinc zones are not considered likely to be economic based on current parameters and have not been assessed during the feasibility study. AMC considers, however, that there remain reasonable prospects for eventual economic extraction of the zinc mineralization, subject to future metal prices and favourable underground access options arising from exploitation of the copper and gold zone mineralization. The updated zinc zone tonnage and grade results are presented in Table 14.25 using the cut-off grade applied during the PFS.

	Indicated				Inferred

ZONE	Tonnes	Zn	Au	Cu	Tonnes	Zn	Au	Cu
	kt	(%)	(g/t)	(%)	kt	(%)	(g/t)	(%)

ZSE1	132	6.3	0.6	0.3	606	6.1	0.4	0.2

ZSE2	11	5.2	0.2	0.4	0	4.6	0.1	0.2

ZSW1	3	4.5	0.4	0.1

ZSW3					20	5.6	0.4	0.2

Total	145	6.2	0.6	0.3	626	6.1	0.4	0.2

Table 14.25    Mineral Resources: Zinc Zones: 4.16% Zn Cut-off (PFS)

14.10	Conclusions

The Hod Maden Project is a polymetallic deposit with clearly-defined zonation characteristics reflected in distinct lithological, alteration, and mineralisation ‘features’. Individual feature zones are at times sharply defined (e.g. massive pyrite), while at other times boundaries are gradational or feature types are intimately intermixed. Although, overall, the Hod Maden Project exhibits distinct structural associations and constraints, the metals of primary interest, gold and copper, show strong associations with particular lithological and alteration features. The upper regions of the chlorite andesite breccia in particular are the host to the great majority of potentially economic gold and copper mineralisation, and the boundaries of both the host lithology and the mineralisation are for the most part sharply delineated. The chlorite andesite breccia is further partitioned by a gold grade-defined steeply east-dipping plane into a very strongly mineralised upper subzone and a lesser mineralised lower subzone.

The Main Zone bodies of mineralisation appear to have been developed under very specific structurally-constrained conditions, which have led to an extraordinary concentration of metal within a limited volume. Exploration drilling has not yet returned encouragement that additional mineralisation can be anticipated within close proximity of the Main Zone area, and the along-strike structural constraints appear to have been limiting planes during emplacement of mineralisation rather than raising the possibility of additional offset portions of a previously larger body across the boundaries. The chlorite andesite breccia host clearly continues with depth; however current drilling shows the disruption by the anhydrite zones and a general decrease in intensity of mineralisation make the down-dip extensions of the mineralisation unlikely to host additional economic potential.

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The southern dacite-hosted mineralisation lacks the concentration and coherence of the Main Zone bodies, and the economic potential is limited by the depths of the zones below surface and relatively lower, less continuous grades. Nonetheless, although the down-dip potential has been well tested and to a lesser degree the southern strike potential, the possibility of further as yet undetected mineralisation appears not to have been exhausted.

AMC considers the exploration and resource definition work at Hod Maden to have been conducted using high standards by both field-based professionals and support staff. This work underpins an admirable minimisation of geological uncertainty and mineral resource risk at the Project.

14.11	References

Artmin Macencilik (2019). Hod Maden Project: Internal Powerpoint presentation describing the Hod Maden regional, local and deposit geology.

CIM, 2019. CIM Estimation of Mineral Resources & Mineral Reserves Best Practice Guidelines. Prepared by the CIM Mineral Resource & Mineral Reserve Committee, November 29, 2019.

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15.	MINERAL RESERVES ESTIMATES

15.1	Introduction

A Mineral Reserve is defined by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) within the CIM Definition Standards on Mineral Resources and Mineral Reserves, as adopted by CIM Council on 10 May 2014, as follows:

“A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Preliminary Feasibility or Feasibility level as appropriate that includes application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could be reasonably justified.”

The CIM guidelines require that only material categorized as Measured or Indicated Resources be considered for potential Mineral Reserves.

15.2	Ore Body Description

The Hod Maden orebody is made up of north-south striking mineralisation comprising two zones - Main Zone where the bulk of the orebody lies and South Zone which currently contains limited economic mineralisation.

Figure 15.1 is a longitudinal view of the underground mine showing the development and stope design from the Feasibility Study (FS) with overlays of the mineralisation outlines. Two mining methods will be utilised for extraction of the mineral reserve - longhole stoping (LHS) and modified drift and fill (DAF).

The Hod Maden deposit also consists of zinc bearing mineralisation located to the east of the orebody. No consideration has been given to this mineralisation in the FS or Mineral Reserve estimate.

The Main Zone deposit is sub-vertical, has current dimensions of around 300 m in length (N-S), 50 - 70 m true thickness, and a down-dip extension of more than 400 m. The South Zone is also sub-vertical and closer to 200 m in length and 300 m in depth with significantly reduced thickness and sporadic economic mineralisation.

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Figure 15.1    Hod Maden Underground Mine Design and Mineralisation Outlines - Longitudinal View Looking East

15.3	Preparation of Block Model for Mine Design

The mining block model was built up from the resource block model hodresmd.dm dated 4th October 2019. Three steps were taken in the preparation of the mining block model:

◾	Step 1 - Removal of Inferred and Unclassified blocks (Unclassified is the resource category below inferred);
◾	Step 2 - Process recoveries and concentrate grades were calculated using equations developed by Hacettepe Mineral Technologies (HMT) (see Part 13.2.11);
◾

Step 3 - Net smelter return (NSR) values were calculated based on the concentrate tonnes and grades from step 2 and economic factors and concentrate terms and conditions provided by Artmin Madencilik (see Table 15.1).

The mining block model preparation was performed using Datamine mine planning software. Datamine macros were written to perform Steps 1 to 3.

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15.3.1	Removal of Inferred and Unclassified Material

All mine planning and reserve estimation was performed based on Measured and Indicated Resources only. The first step in the preparation of the mining block model was to ensure the Inferred and unclassified blocks played no part in the determination of Mineral Reserves. A macro was written and executed on the resource block model which applied the following values to grades of Inferred and unclassified blocks:

◾	Au - 0.005 g/t;
◾	Cu - 0.01%;
◾	Ag - 0.05 g/t.

These grade values were consistent with the surrounding waste rock material.

15.3.2	Processing Recovery

The second step in preparation of the mining block model was the calculation of process recoveries. HMT derived mathematical equations to estimate concentrate grade and recovery from the feed grade based on each of the lithological units. The metallurgical test work determined two ore types:

◾	Regular Ore (approximately 85% of mineral reserve)—produces a copper concentrate;
◾	Pyrite Ore (approximately 15% of mineral reserve)—produces a copper concentrate then a pyrite concentrate through secondary treatment of the copper concentrate tails.

A recovery macro was developed and executed to populate the mining block model with all recoveries to the copper and pyrite concentrates.

For the copper concentrate the fields created and populated were:

◾	curec_au - recovery of gold to the copper concentrate;
◾	curec_cu - recovery of copper to the copper concentrate;
◾	curec_ss - recovery of sulphide sulphur to the copper concentrate.

For the pyrite concentrate the fields created and populated were:

◾	pyrec_au - recovery of gold to the pyrite concentrate;
◾	pyrec_cu - recovery of copper to the pyrite concentrate;
◾	pyrec_ss - recovery of sulphide sulphur to the pyrite concentrate.

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The average process recoveries calculated over the life of mine were:

◾	curec_au - 77%;
◾	curec_cu - 93%;
◾	pyrec_au - 9%.

15.3.3	Net Smelter Return Calculation

A separate macro was developed to calculate the concentrate quantities and grades and the NSR value for each block.

The concentrate quantity and quality were calculated from the HMT derived equations.

For the copper concentrate the fields created and populated were:

◾	cuconau - gold grade in the copper concentrate;
◾	cuconcu - copper grade in the copper concentrate (mass pull basis);
◾	cuconss - sulphide sulphur grade in the copper concentrate.

Gold and sulphide sulphur grades of the copper concentrate were determined through the mass recovery calculated from the cuconcu and curec_cu values.

For the pyrite concentrate the fields created and populated were:

◾	pyconau - gold grade in the pyrite concentrate;
◾	pyconcu - copper grade in the pyrite concentrate;
◾	pyconss - sulphide sulphur grade in the pyrite concentrate (mass pull basis).

Gold and copper grades of the pyrite concentrate were determined through the mass recovery calculated from the pyconss and pyrec_ss values.

The NSR value for each block was calculated using the parameters listed in Table 15.1. These figures were provided by Artmin Madencilik.

Parameters	Units	Value

Economic

Au Price	USD/oz	1300*

Cu Price	USD/lb	3.00

Au Royalty	%	4.6%

Cu Royalty	%	4.6%

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Parameters	Units	Value
Copper Concentrate
Treatment Cost	USD/dt	100
Transport Cost	USD/dt	117
Au Payable	%	98%
Au Refining	USD/oz	6.50
Cu Payable	%	95%
Cu Refining	USD/lb	0.09
Pyrite Concentrate
Treatment Cost	USD/dt	125
Transport Cost	USD/dt	90
Au Payable	%	pyconau < 10g/t -0% Minimum (98%, (pyconau-2)/pyconau x100)
Au Refining	USD/oz	8.00

*Gold Price used in financials was just below USD1600/oz based on more recent consensus forecasts.

Table 15.1    NSR Parameters

15.3.4	Quality Control and Quality Assurance

A spreadsheet was developed which performed the same recovery and NSR calculations as those in the Datamine macros used to populate the mining block model. To validate the values written to the NSR optimisation field numerous block volumes, densities and grades from the mining block model were evaluated in the spreadsheet to ensure the same NSR value was calculated. This was completed for all lithologies and a range of grades.

15.4	Cut-off Value

The cut-off value strategy was driven by the owner’s objectives of:

◾	Targeting minimum annual production rate of 800,000 tonnes per annum;
◾	Mine life of at least 10 years;
◾	Maximising Mineral Reserves.

Costs used to calculate cut-off values for the FS were sourced from the PFS.

Three cut-off values have been applied for the ore reserve estimate.

1.	Breakeven Cut-off Value (BeV) - All operating and sustaining capital costs plus dilution factor.
2.	Stoping Incremental Cut-off Value (SIV) - Operating costs, sustaining mine equipment and process costs and dilution factor (development and G&A costs excluded).
3.	Marginal Development Cut-off Value (MDV) - Process Operating and G&A costs.

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15.4.1	Longhole Stoping

A core inventory of material was estimated based on a BeV of USD82/t. This was calculated from the total operating and sustaining capital costs for the operation with a dilution allowance of 10%.

A second cut-off value was then applied for material that could be accessed on the way to the breakeven cut-off inventory. This incremental inventory assumed mine development was already in place and could therefore exclude the cost of development. G&A costs were also excluded as inclusion of this material enabled an increase in production rate rather than an increase in mine life. The SIV applied was USD63/t. This figure included a dilution allowance of 10% and a cost factor of 10%.

The third cut-off was applied to development material that had to be hauled to surface and so had a decision on whether to send to the waste dump in the Salicor valley or send to the process plant. This figure included process operating and sustaining costs plus G&A. Dilution is already accounted for as this cut-off is applied to evaluated material in the mine plan. The MDV value was USD40/t. This figure included a cost factor of 20%.

The cost factor was applied increasingly at the lower cut-off values to allow for some cost growth and reduce the probability of including material below any incremental cut-off in the final mineral reserve inventory.

The calculation of the cut-off values based on PFS costs and as used to estimate Mineral Reserves is shown in Table 15.2.

Cost	MDV USD/t	SIV USD/t	BeV USD/t

Total Mine Operating	-	-	27

Mine Operating less Development	-	23	-

Sustaining Capital	-	6	13

Processing	23	23	23

G&A	11	-	11

Dilution - 10%	-	5	7

Factor - 20% (MDV), 10% (SIV)	6	6	-

Cut-off Value	40	63	82

Table 15.2    Cut-off Values Based on PFS Costs - Used for FS Mineral Reserve Estimation

The FS costs were not available until the final stages of the FS. A calculation was made of revised cut-off values based on the final FS costs:

◾	BeV - USD88/t;
◾	SIV - USD62/t;
◾	MDV - USD37/t.

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The BeV cut-off value is slightly higher than the PFS figures applied in the mine plan but the SIV cut-off value is comparable. Rather than generate new inventories and build a new mine plan based on these cut-off values some analysis was completed to validate the existing inventories. This included:

◾	Assessing the number of stopes below cut-offs;
◾	Cashflow checks using FS costs on all individual stopes;
◾	Cashflow checks of each level in the mine plan;
◾	Assessment of impact of higher gold price.

The number of stopes in various NSR ranges is shown in Figure 15.2. There are no stopes with an NSR below USD62/t and 26 stopes below USD88/t. These stopes are located on the footwall of the main zone stopes and are suitable for application of the SIV.

Figure 15.2    Stope Value Range Assessment

Cashflow assessment of all stopes was completed to further validate the mineral reserve estimate. All stopes were cashflow positive - SIV stopes were only required to pass the incremental test. All levels in the mine plan were cashflow positive.

The calculation of the cut-off values based on FS costs is shown in Table 15.3 below. These values may be applied to determine inventories in the next phase of engineering but are not expected to have a material impact on Mineral Reserves.

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Cost	MDV USD/t	SIV USD/t	BeV USD/t

Total Mine Operating	-	-	33

Mine Operating less Development	-	27	-

Sustaining Capital	2	6	13

Processing	24	24	24

G&A	11	-	11

Dilution - 10%	-	5	7

Cut-off Value	37	62	88

Table 15.3    Cut-off Values Based on FS Costs

15.4.2	Modified Drift and Fill

The proposed modified DAF method applies civil tunnelling techniques to establish an artificial crown pillar before mining of the undercut levels below. This enables extraction of the high-grade mineralisation located in the poor ground zone above 780mRL. The modified DAF design requires a regular geometric footprint located in the shadow of the artificial crown pillar for each of the levels which are accessed from vertical shafts located at the north and south ends of the mineralisation.

Due to the very high grades associated with the poor ground zone, the geometric requirements of the modified DAF design and the initial absence of understanding the full cost of the method, a COV was not applied to determine mining boundaries for design. Instead, the design limits have been established such that most of the material within the mineralised interpretation is enveloped. Mineralisation in the poor ground zone is predominantly above the modified DAF total cost of USD183/t.

The modified DAF method requires that all material within each level geometric perimeter must be extracted and taken to surface, subsequently the MDV COV of USD40/t has been applied to define ore within the modified DAF zone. The fraction of the ore reserve between USD40/t and USD183/t is 19% of tonnes, 2% of Au metal and 8% of Cu metal.

15.5	Stope Designs

Stope designs for the study have been generated using the Mineable Stope Optimiser (MSO) module of Datamine’s 5DP mine planning software. The MSO settings are summarised in Table 15.4. The post processing settings shown at the bottom of the table were used to determine final stope dimensions for the transverse LHS inventories. Longitudinal LHS inventories did not undergo post processing.

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Parameters	Value	Units

Optimization field	NSR	USD

Cut-off value	63/t to 82/t	USD

Strike azimuth	0	degrees

Stope length (width)	15	m

Minimum mining width	2	m

Minimum waste pillar length	10	m

Minimum hangingwall angle	80	degrees

Minimum footwall angle	50	degrees

Maximum strike variation	-30 to +30	degrees

Maximum strike change	20	degrees

Post processing stope split -min length (width)	14	m

Post processing stope split - max length (width)	30	m

Table 15.4    Hod Maden Stope Optimiser Settings

MSO runs were completed against the mining block model. The core inventory was determined by using an NSR cut-off value of USD82/t which incorporated all operating and sustaining capital costs. A second MSO run was made with a cut-off value of USD63/t which excluded development costs and was used to determine incremental stoping inventories which were included where development was already in place.

Outlier stopes were removed where they were located well outside the main orebody and others were removed through cashflow assessment to arrive at the final mineral reserve inventory. The evolution of the LHS stoping inventory is shown in Figure 15.3.

Figure 15.3    Hod Maden MSO and Final Stoping Inventories - Long Section Looking East

15.6	Dilution and Recovery Estimates

Mining recovery and dilution factors have been based on experience with other similar projects, however every operation is unique and site-specific mining recovery and dilution factors must ultimately be determined through ongoing reconciliation after mining has commenced.

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Mining external dilution for the LHS zone will predominantly consist of paste fill but will also have some waste rock from the hangingwall and footwall of stopes. External dilution has been applied as follows:

◾	Hangingwall Dilution - applied to all stopes - 1 metre (waste rock and paste fill);
◾	Footwall Dilution - applied to footwall stopes only - 0.5 metres (waste rock);
◾	Crown dilution - sill pillar stopes only - 0.5 metres (paste fill);
◾	Sidewall dilution - secondary and longitudinal stopes - 0.5 metres for each wall (waste rock and paste fill);
◾	Floor dilution - all stopes except first level in each zone (which has hard rock floor) - 0.3 metres (waste rock).

DAF dilution has been assigned as a flat 5% with the short advance rates expected to keep this figure low. Dilution will mainly be from fibre reinforced sprayed concrete and cemented aggregate backfill. Ore development overbreak in the lower mine has been assigned as zero as any dilution would be ore from the stope shape. Waste development overbreak has been assumed to be 5%.

All external dilution not evaluated in mining block model has been assigned zero grade.

The Mineral Reserve estimate also contains internal dilution within the stope designs which are blocks below a USD63/t NSR value but are included to ensure practical and continuous mining shapes.

Mining recoveries have been applied based on typical values for the mining methods selected. Mining recovery in LHS primary stopes is assumed to be 98%. There is little exposure to paste-fill and wall fall off will be ore from neighbouring future secondary stopes. Mining recovery in LHS secondary stopes is assumed to be significantly lower at 92% due to some loss to primary stopes and greater exposure to paste fill fall off. An additional 4% of ore loss has been applied to primary and secondary sill stopes due to an expectation that the extensive mining above and below up to that point will result in additional damage in the final stoping zones. A mining recovery of 95% has been applied to LHS longitudinal stopes which is a typical factor for this mining method. Mining losses of 4 to 8% have been applied to the DAF mining zone. Higher losses are expected in the poorer ground conditions above 810mRL.

A summary of the mining recoveries and dilution factors is provided in Table 15.5. For the Mineral Reserve total, the mining recovery and dilution factors are 94% and 10% respectively.

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Production Method	Mining Recovery	Dilution

DAF	92-96%	5%

LHS - Primary Stope	98%	7%

LHS - Secondary Stope	92%	13%

LHS - Primary Sill Stope	94%	9%

LHS - Secondary Sill Stope	88%	15%

LHS - Longitudinal Stope	95%	16%

Total	94%	10%

Table 15.5    Hod Maden - Mining Recovery and Dilution Factors by Mining Method

15.7	Mineral Reserves

The Mineral Reserve estimated at the cut-off values shown in Table 15.2 and with mining factors applied is shown in Table 15.6.

Classification	Tonnes (kt)	Au (g/t)	Cu (%)	AuEq (g/t)	Au (koz)	Cu (Mlb)

Proven	1,899	16.7	1.7	19.4	1,021	71

Probable	6,798	6.5	1.4	8.8	1,431	216

Total	8,696	8.8	1.5	11.1	2,452	287

Notes:

◾	CIM Definitions Standards (2014) were used in the preparation of the Mineral Reserve estimates.
◾	The Mineral Reserve is estimated using metal prices of USD1,300 per oz Au and USD3.00 per lb Cu.
◾	Effective Date of Mineral Reserve is 31 July 2020.
◾	Errors in the totals are due to rounding.
◾	Mineral Reserves are reported on the basis of mined ore to be delivered to the plant as mill feed.
◾	The estimation was carried out using a breakeven cut-off value of USD82/t and incremental cut-of values of USD63/t for stopes and USD40/t for development.
◾	The average mining recovery and dilution factors applied were 94% and 10% respectively.
◾	Process recovery and payable factors averaged 85% and 98% respectively for gold and 93% and 95% respectively for copper.
◾	Probable Reserve gold grade is higher than the indicated resource grade due to the inclusion of measured resource from the modified DAF mining area above the 783 elevation.
◾	Calculation of the gold equivalent grade (AuEq) is by the following formula: AuEq = [(Au Ounces + (Cu Pounds x 3/1,300)) x 31.10348]/Tonnes

Table 15.6    Mineral Reserve Estimate

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The Hod Maden deposit is characterised by higher gold and copper grades closer to surface and a trend of vertically reducing grades. This is reflected in the higher grades of the proven category (in the upper LHS zone) and lower grades of the probable category (predominantly the lower section of the LHS zone).

15.8	Conversion of Mineral Resources to Mineral Reserves

The conversion of Measured and Indicated Mineral Resources to Proven and Probable Mineral Reserves is shown for the entire mine in Table 15.7.

The Proven Mineral Reserve was derived from the Measured Mineral Resource and some measured blocks below USD63 per tonne NSR value included within the stope or development shape.

The Probable Mineral Reserve was derived from:

◾	Indicated Mineral Resource and some indicated blocks below USD63/t NSR value included within the stope or development shape below 783 elevation.
◾	Measured and Indicated Resource and some blocks below USD63/t NSR included with the DAF development shapes.

The measured resource within the DAF development shapes above 783 elevation was downgraded to Probable Reserve due to the greater uncertainty regarding the modified DAF mining method.

Classification	Tonnes (kt)	Au (g/t)	Cu (%)	Au (koz)	Cu (Mlb)
Mineral Resource (NSR Cut off Value of USD63/t)

Measured + Indicated	8,144	10.6	1.8	2,768	330

Measured	2,461	20.7	2.3	1,634	124

Indicated	5,683	6.2	1.6	1,133	206
Mineral Reserve

Proven + Probable	8,696	8.8	1.5	2,452	287

Proven	1,899	16.7	1.7	1,021	71

Probable	6,798	6.5	1.4	1,431	216
Conversion (tonnes and metal content)

All	107%	83%	83%	89%	87%

Measured/Proven	77%	81%	74%	62%	57%

#Indicated/Probable	120%	105%	87%	126%	105%

#Measured Mineral Resource was converted to Probable Reserve within the civil DAF mining zone due to greater uncertainty associated with the mining method.

Table 15.7    Conversion of Mineral Resource to Mineral Reserve

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In terms of the total Measured and Indicated Resources, the combined Proven and Probable Mineral Reserve comprises a 107% tonnage conversion (inclusive of mine design dilution and recovery factors), and 87% (Cu) and 89% (Au) metal content conversion.

A reconciliation of resource tonnes to reserve tonnes is shown in Figure 15.4. A reconciliation of resource gold equivalent ounces to reserve gold equivalent ounces is shown in Figure 15.5.

# Blocks < NSR USD63/t consists of stope and development planned internal dilution and development material classified as ore at the marginal development cut-off value of NSR USD40/t.

Figure 15.4    Conversion of Mineral Resource to Mineral Reserve - Tonnes

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# Blocks < NSR USD63/t consists of stope and development planned internal dilution and development material classified as ore at the marginal development cut-off value of NSR USD40/t.

Figure 15.5    Conversion of Mineral Resource to Mineral Reserve - Gold Equivalent Ounces

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16.	MINING STUDY

16.1	Introduction

The Hod Maden deposit will be mined entirely utilizing underground mining techniques to minimise disturbance on the surface where a mosque and burial ground are located directly above the deposit. The deposit consists of a main and southern area however very little economic mineralisation is currently modelled in the south area.

The underground mine will be divided into two distinct mining zones with a modified drift and fill (DAF) underground mining technique applied to the Poor Ground Zone (PGZ) above 780mRL (Upper Mine) and long hole stoping (LHS) applied to the more competent ground conditions below 780mRL (Lower Mine). The bulk of the mineralisation is located below 780mRL however gold and copper grades are highest above 780mRL and reduce with deposit depth.

The lower mine will be accessed through a single portal north of the deposit with secondary egress, fresh air intake and primary exhaust through vertical shaft development. The upper mine will be accessed through two shafts located north and south of the mineralisation.

The main area extends 450 m vertically from surface over a strike distance of approximately 300 m. For the lower mine level spacing will be 25 m and for the upper mine DAF levels will be extracted primarily in 3m high increments.

The lower mine will use electric-hydraulic jumbos for excavation and ground support with diesel powered LHD loaders and articulated dump trucks for material handling. Ground support will use fibrecrete extensively. Stopes will be drilled using electric-hydraulic top hammer long hole drills.

The upper mine will utilise excavators and rotary cutters for excavation and frontend loaders, bobcats, LHD’s and shaft gantry cranes for material handling. Fibre reinforced sprayed concrete will be used extensively for primary support of tunnels.

For the lower mine ore will be trucked to the surface ROM pad located approximately 500 m from the portal in the Maden Valley. Waste will be trucked to a temporary waste dump near the portal from where it will be rehandled to a permanent waste dump through an access tunnel to the Saliçor Valley. For the upper mine ore and waste will be hoisted to the surface via each of the shafts and then rehandled to the ROM pad or temporary waste dump.

From portal construction the mine has an expected life of 15 years, of which there will be 13 years of processing the 8.7 Mt Mineral Reserve.

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Figure 16.1 is a longitudinal section of the underground mine showing the development and stope design from the FS.

Figure 16.1     Hod Maden Underground Mine Design - Longitudinal View Looking East

All technical work for the upper mine has been completed by Golder Associates (UK) Ltd (GAUK) and all technical work for the lower mine by AMC Consultants Pty Ltd (AMC). The mine plan integration and Mineral Reserve estimate was completed by AMC. Hydrogeological work was completed by SRK Consulting (U.S.) Inc. (SRK).

16.2	Hydrogeological Considerations

16.2.1	Hydrogeological Conditions

The regional hydrogeology is mostly governed by the properties of the underlying geology. The groundwater movement is limited within the alluvial and colluvial deposits that extend on the lower slopes and along riverbeds. Weathered top sections of volcanics, intrusives, and sedimentary rocks also host groundwater within their secondary developed fractured parts. Groundwater movement in the relatively fresh unfractured deeper zones is expected to be negligible.

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SRK completed hydrogeological studies from December 2017 through June 2020 that included:

◾	Continuous monitoring of surface water flow at 4 stream flow measurement stations (AGIs);
◾	Conducting hydrocensus surveys that identified 128 water points, including seeps, springs, groundwater wells, creeks, developed springs, and village water supply channels;
◾	Seasonal water quality sampling conducted at 21 locations;
◾	Drilling of 15 large diameter monitoring wells;
◾	Installation of six vibrating wire piezometers (VWP);
◾	Conducting 38 packer tests;
◾	Conducting 14 pumping tests and one slug test;
◾	Monitoring water levels during period between April 2018 and May 2020 at 38 points.

The total drilling depth for wells used in the hydrogeological investigation is 3,353 m.

Figure 16.2 presents photographs and locations of the stream monitoring stations used in the scope of hydrological and hydrogeological characterization. Figure 16.3 shows the locations of the test holes, pumping and monitoring wells, piezometers, and other monitoring points.

Figure 16.2     Location of the Stream Flow Measurement Stations and Monitored Catchment (SRK, 2020)

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Figure 16.3     Location of the Test Holes, Pumping and Monitoring Wells, Piezometers, and Other Monitoring Points in Underground Mine Area (SRK, 2020)

16.2.2	Hydrogeological Units and Faults

Main hydrogeological units include:

◾	Alluvial/colluvial overburden: Located mostly in valley channels up to 40 m thick and thinning on the flanks of the valley;
◾	Fractured bedrock (andesite breccia): At depths from 10 m to 150 to 200 m, represented by RQD model focusing in less than 25%;
◾	Fault zone associated to the east-west fault;
◾	Fresh bedrock (andesite breccia, andesite breccia volcanic sediments, dacite breccia, and gypsum volcanic sediments).

Additionally, the geological model indicates the presence of faults in the mine area perpendicular to the river. They were not incorporated in the hydrogeological model due to lack of hydraulic testing of these features.

16.2.3	Hydraulic Parameters

Measured hydraulic conductivity (K) of the alluvial and bedrock groundwater systems in the vicinity of the mine were obtained from the 2017 to 2020 hydrogeological study and are presented in Figure 16.4.

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Figure 16.4     Distribution of Measured Hydraulic Conductivity Values with Depth (SRK, 2020)

These results indicate:

◾	The most permeable units are overburden, fractured andesite, and east-west fault zone (all are presented in the mine area);
◾	There is a large variability of hydraulic conductivity values (two to three orders of magnitude);
◾	There is a general trend of decreasing hydraulic conductivity of bedrock with depth;
◾	There is a very low permeability at depths below 200 m where the bottom of the proposed underground mine is planned.

16.2.4	Measured Water Levels and Direction of Groundwater Flow

Measured water levels show elevations from 820 to 1,046 mASL, following the topography between 0 and 64 m depth in the locations. Figure 16.5 shows the estimated water table and direction of groundwater flow for pre-mining conditions.

Water levels versus depth and vertical hydraulic gradients were measured in HWD coded (HWD-001, 003, 004, 005, 006, and 007A) VWP, generally indicating downward gradient in the mountain area and upward gradient in the river valley, as shown in conceptual hydrogeological cross-section in Figure 16.6.

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Figure 16.5    Water Table and Direction of Groundwater Flow (SRK, 2020)

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Figure 16.6    Conceptual Hydrogeological Cross-Section

Groundwater flows from the mountains (which originated by recharge from precipitation) discharge into the Surakev River.

The key elements of the conceptual model are:

◾	River (a large source of the water);
◾	Permeable hydrogeological conduits (alluvium and fracture zone associated with low RQD rock);
◾	Fault zone (associated with the east-west fault, generally parallel to the river);

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◾	Low-permeability fresh bedrock;
◾

The presence of permeable hydrogeological conduits available to transmit groundwater was confirmed by river flow measurements indicating loss of flow in the proximity of the mine. The mechanism of such loss is not clearly understood;

◾	Other faults perpendicular to the river were identified geologically (the relatively high permeability of one of such faults was confirmed by one pumping test).

During mining, the water table will be lowered as a result of dewatering, and hydraulic gradient will be reversed. Potential sources of mine inflow include:

◾	Inflow from the river (most important for current conditions, but will become less important due to planning of the river diversion and lined riverbed);
◾	Groundwater discharge into the river that would be captured by mine dewatering (very important);
◾	Depletion of groundwater storage (less important since more drawdown will be developed within bedrock aquifer with relatively low groundwater storage parameters).

16.2.5	Descriptions of Numerical Groundwater Model

SRK developed a 3D numerical groundwater flow model using the MINEDW code (Itasca, 2020), based on available climatic, geological, and hydrogeological data. Proposed underground mine developments were incorporated into the model. Figure 16.7 shows the plan view.

Figure 16.7    Model Extent and Mesh Discretization, Plan View (SRK, 2020)

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The Leapfrog geological model developed by Artmin was incorporated into the groundwater flow model, as shown in Figure 16.8.

Figure 16.8    Transferring of Leapfrog Geological Model into Groundwater Flow Model (SRK, 2020)

Figure 16.9 shows the simulated hydrogeological units in the mine area and their hydraulic parameters in 3D.

Figure 16.9    Simulated Hydrogeological Units in Mine Area and Their Hydraulic Parameters (SRK, 2020)

Recharge from precipitation was applied to the water table based on water balance and with the consideration of topography and surficial lithology. Based on the water balance, recharge applied to numerical model is shown in Table 16.1.

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Proposed future underground developments (tunnels, drifts, declines, stopes, vents, and ramps) were simulated using drain nodes, which extract groundwater from the model depending on the water level elevation above the development and the assigned conductance.

Recharge Zone	% of MAP	mm/y(1)

Bedrock below elevation of 1,300 mASL	13	55

Bedrock above elevation of 1,300 mASL	18	77

Narrow valley channels where runoff contributes (returning) to the alluvium	21	90

MAP: mean annual precipitation

(1): Average annual precipitation of 420.8 mm/y for the Years 2018 through 2019 were used.

Table 16.1    Recharge Applied to the Numerical Model (SRK, 2020)

The stopes were assumed to be non-restrictive to groundwater inflow developments due to their size (similarly to the model element). The other developments were simulated using drain node conductance of 0.0001 m2/d (similar results were obtained with different parameter ranges).

The groundwater model was calibrated to:

◾	Pre-mining water levels (58 water levels were used as targets for calibration);
◾	Baseflow estimate in Surakev River;
◾	Water level changes observed during 10-day pumping test from HWR-1 and HWR-6 wells (pumped simultaneously);
◾	Water level changes during 3-day pumping test in HWR-13 well;
◾	Water level fluctuations.

Figure 16.10 and Figure 16.11 show examples of the results of steady-state model calibration to the measured water levels and baseflows.

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Figure 16.10    Results of Stead-State Model Calibration to Measured Water Levels (SRK, 2020)

Figure 16.11    Results of Steady-State Model Calibration to Baseflow (SRK, 2020)

In SRK’s opinion, the groundwater model is reasonably calibrated to the available water level and flow data and is suitable for predictive simulations of mine dewatering requirements at the NI43-101 assessment level.

16.2.6	Results of Predictions by Groundwater Model

The numerical model was used to predict:

◾	Passive inflow to the planned underground mine;
◾	Dewatering rates and residual passive inflow to the mine;
◾	Propagation of drawdown as the result of planned dewatering under mining conditions;
◾	Changes in groundwater discharge to river and creeks under mining conditions.

The Base Case model predictions were made under the following five dewatering scenarios:

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◾	Scenario 1: Passive inflow to the mine under unlined river channel;
◾	Scenario 2: Passive inflow to the mine under lined diverted river channel;
◾	Scenario 3: Residual passive inflow to the mine under active dewatering (three existing wells plus two additional pumping wells);
◾	Scenario 4: Residual passive inflow to the mine under active dewatering (two existing wells plus four additional pumping wells);
◾	Scenario 5: Residual passive inflow to the mine under active dewatering (existing wells plus four bedrock and two additional pumping wells installed 18 months since mining began).

The first two scenarios represent passive inflow scenarios without any active dewatering, while the third, fourth, and fifth scenarios were completed as active dewatering by using the pumping wells installed within fractured bedrock/fault zone and residual passive inflows were simulated.

For further analyses, Scenario 4 is termed as Base Case.

Simulated design of dewatering system includes:

◾	Reroute the river into lined diversion channel;
◾	Employ existing wells for dewatering of the east-west fault zone;
◾	Install four to six additional dewatering wells (if they can be productive; high risk of presence of low hydraulic conductivity/low yield);
◾	Install upward drain holes from perimeter drifts from Level 750 mASL to reduce residual passive inflow (if necessary; this was included into residual passive inflow).

Figure 16.12 shows the location of the pumping wells used for active dewatering scenarios, and Table 16.2 shows their depths and construction details.

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Figure 16.12    Location of Simulated Dewatering Wells (SRK, 2020)

Dewatering Well	Status	Maximum Pumping Rate (m3/d)	Depth of Well (m)	Maximum Allowable Drawdown (m)	Freeboard Elevation (mASL)(1)	Number Used for Simulated Scenario
HWR-6	Existed	500	138	92	730	3
HWR-12		500	127	85	727	3 to 5
HWR-13		500	92	62	806	3 to 5
E-1	Planned	700	165	111	755	3 to 5
W-1		700	145	98	748	3 to 5
E-2		700	250	168	696	4 to 5
W-2		700	250	168	693	4 to 5
E-3		700	250	168	711	5
W-3		700	250	168	668	5

(1): Simulated as one-third of screened interval thickness above the bottom of the well

Table 16.2    Construction Details of Simulated Dewatering Wells (SRK, 2020)

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Table 16.2 indicates that dewatering wells:

◾	Can be installed into the most permeable fracture and fault zones;
◾

Will have limited ability to dewater the underground developments due to the geometry of these permeable zones and necessity to maintain freeboard elevation for effective pumping (will be effective at initial phase of the mining).

Figure 16.13 shows predicted passive inflows to the underground mine under no active dewatering (Scenarios 1 and 2).

Figure 16.13    Predicted Passive Mine Inflow without Active Dewatering (SRK, 2020)

Figure 16.14 shows predicted dewatering rates and residual inflows to the underground mine under active dewatering (Scenario 3 through Scenario 5).

Figure 16.14    Predicted Total Pumping Rate and Residual Passive Mine Inflow (SRK, 2020)

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Figure 16.15 shows a comparison between passive (no active dewatering) and residual passive (with active dewatering by the wells) inflows.

Figure 16.15    Comparison of Passive Mine Inflow with Residual Passive Inflow (with Active Dewatering) (SRK, 2020)

Under the completed dewatering scenarios, the model predicts the following:

◾

Passive inflow to the mine is 62 and 41 L/s for unlined riverbed (Scenario 1) and lined riverbed (Scenario 2) conditions, respectively. The passive inflow to the mine in the case of the unlined riverbed (Scenario 1) can exceed 62 L/s since the predicted rate is based on relatively restrictive riverbed conductance uniformly applied for the entire stream;

◾

The active dewatering scenarios (Scenario 3 through Scenario 5) will significantly reduce residual passive inflow to the mine (below 20 L/s) during the first 5 to 8 years of mining. Afterwards, dewatering wells will become less effective due to the water table reaching freeboard elevation and maximum residual passive inflow will be about 40 L/s (Scenario 3) at the end of the mining;

◾

The maximum dewatering rate from 36 L/s (Scenario 3) to 44 L/s (Scenario 4 and Scenario 5) continues to decrease over time due to the dewatering of the fracture and fault zones, reaching freeboard elevation and becoming dry;

◾	Major sources of mine inflow at the end of mining (Scenario 4) are as follows:
-	Depletion of groundwater storage: about 65%;
-	Capturing of groundwater discharge into surface bodies: about 20%;
-	Inflow from the river (outside diversion channel): about 15%.

Based on these mine inflow predictions, the following underground mine pumping capacities (shown in Figure 16.15) are recommended:

◾	Proposed duty pump (excluding return flow from underground operation): 30 L/s;
◾	Spare pump: 45 L/s.

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16.2.7	Pore Pressure Management for the DAF Zone

In addition to dewatering and water supply activities, pore pressure management will most likely be required to achieve safe mining conditions for the mining at DAF zone. The DAF mining will advance in overburden (a hetergenious hydrogeological pattern). In this setting, it is possible to have low hydraulic conductivy zones where depressurization from the surface wells aren’t likely to work. Therefore, to reduce pore pressure, it is envisioned that installation of upward drain holes will be required. The underground mine level 750 m can be used to install these holes. Due to uncertainty in geological understanding in DAF zone, the number and position of the holes haven’t been planned yet. With the initiation of the DAF, a pore pressure monitoring system will be in place around the DAF zone and pore pressure targets and upward hole design will be finalized.

A schematic of upward drain holes can be located at underground level 750 m is shown in Figure 16.16.

Figure 16.16    Proposed Upward Drainage Holes (SRK, 2020)

16.2.8	Water Supply

The amount of water required for mining activities is defined in section 18 of this report. Water will be supplied to the mine from the groundwater wells installed close to mine workings (Figure 16.17). These wells will also help to reduce mine inflow. As the mine progresses to later stages, it is estimated that the production rate of the wells will be impacted due to extension and deepening of the drawdown cone. To overcome the risk of having water shortage from the dewatering/water supply wells, 2 aditional water wells are proposed outside of the mine impact area. The locations of these wells were selected where Surakev and Maden creeks won’t be lined. Water from both surface water and groundwater can be abstracted via these two wells in case of water shortage. The location of the proposed well locations are shown in Figure 16.17.

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Figure 16.17    Water Supply and Dewatering Well Locations (SRK, 2020)

16.3	Geotechnical Considerations

16.3.1	Local Geology

The Hod Maden deposit is developed within a NNE-SSW trending subvertical structural corridor (Hod structural corridor) extending up to 1 km and characterised by intense hydrothermal alteration. The mineralisation comprises a paragenetically complex assemblage of Au-Ag bearing polymetallic quartz-sulphide veins, with local associated stratabound replacement type semi-massive to massive sulphide mineralization (Callan, 2013).

Significant mineralisation identified on the property occurs with the Hod Maden Fault Zone which at surface is a broadly north-northeast striking corridor of gossanous and locally argillic/phyllic hydrothermal alteration that extends for more than 7 km with a width of up to 300 m.

The deposit is divided into a northern Main Zone and the contiguous South Zone, with a third area of mineralisation located 500 m further to the south at the Russian Mining area (Roth & Alizade, 2017).

The geology of the area comprises Jurassic to Upper Cretaceous sedimentary, dacitic-andesitic brecciated volcanics and volcano-sedimentary lithologies. For the deposit seven main geological units have been identified:

◾ OVBN	(Overburden)
◾ BXDA	(Dacite Breccia)
◾ BXAN	(Andesite Breccia)
◾ BXCA	(Chlorite Andesite Breccia)
◾ VSED	(Volcano-sedimentary)
◾ VGYP	(Gypsum Volcano-sedimentary)
◾ MPYR/MPYE	(Massive Pyrite/Massive Pyrite - Enriched)

The mineralisation is predominantly hosted within the chlorite andesite breccia and the massive pyrite/enrichment zone. The hangingwall and footwall are represented by the dacite breccia and gypsum volcano-sedimentary units, respectively.

The deposit area is also affected by different types of alteration, comprising silicified, argillic and network quartz vein and massive sulphide alteration (Figure 16.18).

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Figure 16.18    Simplified Geological Sections, Showing the Main Lithologies and Alteration Type (after Artmin, 2018)

16.3.2	Geotechnical Investigations

Drilling

Two main geotechnical drilling programs were conducted for the Hod Maden deposit. The first, completed in 2017 comprises 11 deep drill holes (~500 m from surface), mainly within the Main Zone. A second drilling campaign was completed in September 2019 and includes 21 geotechnical holes, targeting the shallower part of the deposit (~200 m from surface), which is generally characterized by poor ground conditions. Two additional drill holes were also completed near the proposed portal area, with one of them along the expected decline access trace. Core photographs were available for all drill holes.

Additionally, in 2019 11 drill holes were selected within the existing resource drilling program. Any missing geotechnical parameters for these holes were estimated through photo logging.

A perspective view showing all the drill holes used for the geotechnical assessment is presented in Figure 16.19.

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Figure 16.19    Perspective View Showing all Drill holes used for the Geotechnical Assessment

Rock Properties

Rock property testing was conducted for the major rock types at Hod Maden. A total of 250 uniaxial compressive strength (UCS) tests, including measurement of elastic constants, were conducted for the Project. An additional 89 indirect tensile strength (ITS) and 300 triaxial (TXT) tests were also performed.

A preliminary assessment was conducted grouping the results by major rock type. However, it was found that argillic alteration causes a major reduction in rock strength. This type of alteration can be correlated with the presence of NNE-SSW trending steep dipping large-scale structures. Examples of core photographs showing argillic and non-argillic alteration for the same unit are presented in Figure 16.20 and Figure 16.21. A summary of the statistics for UCS is shown in Table 16.3.

Figure 16.20    Example of Volcano-sedimentary Rock

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Figure 16.21    Example of Volcano-sedimentary Rock Affected by Argillic Alteration

Rock Type	Alteration	No. Tests	UCS¹
			Median	SD²

BXDA	Non-Argillic Argillic	43 3	75 41	20.4 13.2

BXAN	Non-Argillic Argillic	38 3	72 30	20.0 3.5

BXCA	Non-Argillic	44	67	19.0

VSED	Non-Argillic Argillic	25 9	63 17	17.6 11.6

VGYP	Non-Argillic Argillic	25 28	66 26	18.7 16.0

MPYR	Non-Argillic	4	20	7.3

1    UCS accounts for samples that failed through intact rock only. Results from samples that failed in shear have been discarded.

Table 16.3    Intact Rock Properties and Laboratory Test Results (UCS with Elastic Constants)

Soil Properties

A range of laboratory tests were conducted to characterise the overburden. The unit is comprised of alluvial material, with a thickness that, in the valley area, is approximately 20 m. A total of 31 samples were collected and consolidated undrained triaxial (CU), particle size distribution (PSD) and Atterberg limit tests were conducted. The results indicate that the overburden is predominantly composed of clayey sand, with the fine-grained fraction classified as low plasticity clay. The results from the CU tests indicate a cohesion varying from 0 to 55 KPa and a friction angle between 25° and 39°. Examples of overburden materials are shown in Figure 16.22 and Figure 16.23.

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Figure 16.22    Example of Overburden Materials - Gravel with Clay

Figure 16.23    Example of Overburden Materials - Sandstones with Cobbles

Insitu Stress

Stress measurements are not available for Hod Maden. Given the mountainous terrain in which the deposit is located and the relative shallow depth of the mine (maximum 500 m), high stress conditions are not expected. For the current analysis, the major principal stress was assumed to be horizontal and perpendicular to the orebody and 1.5 times the overburden for the lower mine and was assumed to be isotropic for the upper mine.

16.3.3	Overall Ground Conditions

In general, “very poor” to “poor” ground conditions were identified in the shallow part of the deposit (~70 m from surface). The top layer is represented by alluvial material and completely weathered rocks. Its thickness can vary from 15-20 m within the valley zone to less than a metre towards the toe of the surrounding steep slopes. Below this first layer and down to 70 m, the ground is highly variable. The bulk of the material is expected to be in the PGZ, characterised by weathered, low strength, intensely fractured rock (RQD<40%). The rock mass itself is locally affected by the presence of thick argillic bands with very low strength, extremely low RQD and soil/clay like mechanical behaviour. These argillic zones seem to be particularly dominant in the massive pyrite and the hangingwall units.

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These zones can be related by the presence of large-scale NNE-SSW trending, steep-dipping structures. In the northern part of the deposit, this zone locally extends up to 190 m from surface. However, given the limited lateral extent (~25 m), it is likely that the deepening is related to possible E-W trending subvertical faults.

The rest of the deposit appear to comprise “good” to “very good” ground conditions. However, large scale faults seem to locally affect the rock mass, with intense argillic alteration and weakening of the rock. This characteristic is noted predominantly in the hangingwall within the volcano sedimentary and gypsum volcano sedimentary units. However, it is occasionally observed in the footwall within the dacite breccia.

16.3.4	Ground Support - Lower Mine Development

Ground support requirements were estimated for each of the main excavation types using the Q-system (Barton, Lien and Lunde, 1974) and a recently published support selection chart (Potvin and Hadjigeorgiou, 2016). For each excavation type general ground support requirements were assessed for the expected range of ground conditions, as presented in Figure 16.24.

Figure 16.24    Empirical Chart for Ground Support Selection (after Potvin and Hadjigeorgiou, 2016)

Wedge analysis was undertaken to assess the potential for structurally controlled failures in development drives and intersections using the program Unwedge software (v.5.0, Rocscience Inc.).

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Development Ground Support Recommendations

Table 16.4 summarizes estimated development ground support requirements for each development type. These are based on consideration of the wedge analysis and empirical assessments presented above. The approximate proportion of development in argillic and non-argillic conditions for each development type has been based on the mine design layout.

Intersection Ground Support Recommendations

Large spans can be formed at the intersection of two development tunnels creating the possibility for large wedges to form if unfavourably orientated structures are present. Intersection of the decline with level accesses and the footwall drives with ore drives intersections represent the most critical cases.

The results of the wedge analysis for a typical intersection indicates that potentially hazardous wedges could be adequately supported using 6 m long double strand cable bolts in combination with 2.4 m long resin bolts all installed vertically.

LHS Ground Support Recommendations

Stope walls at Hod Maden can be supported with cable bolts to achieve larger spans, as indicated in Table 16.6. Hangingwall and footwall spans should be supported with 10 m cable bolts installed into the walls two per ring with a 2.5 m ring spacing. Where stope crowns (in rock) are greater than 6 m wide, 8 m cable bolts should be installed in the backs at a spacing of 2 m x 2 m in development.

Portal Support Recommendations

Portal face preparation will include:

◾	Formation of 70° to 80° batter face 15 m high;
◾	Establishment of catch berm 8m wide at the top of the batter;
◾	75 mm thickness of fibrecrete applied to batter face at least 10 m either side of the portal development centreline;
◾	Two rows of 6m cable bolts installed +10° from the horizontal above the portal development backs at 1.5 m x 1.5 m spacing staggered to 5 m either side of portal.

Portal development (first 16 m from portal face) will include:

◾	Development rounds restricted 2 m length in the first 10 m;
◾	Smooth wall blasting for at least the first 10 m of development;
◾	75 mm fibrecrete applied floor to floor;
◾	Fully encapsulated 2.4 m resin bolts installed on a 1.2 m x 1.2 m spacing to within 2 m of floor;
◾	Cable bolts 6 m long installed in a 2 m x 2 m spacing in the backs.

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Domain	W (m)	H (m)	Rock Mass Conditions	Approximate Proportion (%)	Surface Support		Reinforcement
					Type	Coverage	Type	Specification	No. bolts per ring	Ring Spacing (m)

Main Decline	5.2	5.2	Non-Argillic	95	50 mm Fibrecrete	Backs & walls to 3.5m from floor	Solid Bar	2.4 m long fully encapsulated	7	1.5
			Argillic	5	75 mm Fibrecrete	Backs & walls to floor	Solid Bar	2.4 m long fully encapsulated	10	1.2

Level Accesses	5.2	5.2	Non-Argillic	90	50 mm Fibrecrete	Backs & walls to 3.5m from floor	Solid Bar	2.4 m long fully encapsulated	7	1.5
			Argillic	10	75 mm Fibrecrete	Backs & walls to floor	Solid Bar	2.4 m long fully encapsulated	10	1.2

Ore & Footwall Drives	5.0	4.6	Non-Argillic	80	50 mm Fibrecrete	Backs & walls to 3.5m from floor	Split Sets	2.4 m long	6	1.6
			Argillic	20	75 mm Fibrecrete	Backs & walls to floor	Grouted Split Sets	2.4 m long fully encapsulated	10	1.2

Table 16.4    Estimated Development Ground Support Requirements - Lower Mine

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Raisebore Shaft Stability Assessment

Shaft stability was assessed using the method proposed by McCracken and Stacey (1989), with reference to the back-analysed information in Stephenson (2011), and updated analyses by Peck and Lee (2008), Peck et al (2011), and Penney, Stephenson and Pascoe (2018).

As there have been no geotechnical drill holes specifically drilled in the alignment of the shafts, the assessment has been based on the nearest resource drill holes to the shafts. These are shown in Figure 16.25 below.

Figure 16.25    Drill Holes Used for Shaft Stability Assessment - View Looking Northeast

The assessment for the return air raise (RAR) indicated that poor ground conditions may be encountered between 52 and 58 m. On the assumption that the hole is representative of conditions at the proposed raise locations, the poor ground zone would have implications for both face and wall short term stability. Therefore, pre-sinking is a potential requirement down to about 60 m. Below this (based on the assumed conditions) the rest of the shafts could be raise bored at a maximum stable diameter of 3.5 m. For long term stability the shafts would need to be lined with 100 mm high quality fibrecrete through their length.

For the fresh air raise (FAR) and escape way, again assuming that the hole is broadly indicative of the ground conditions at the proposed raise locations, the assessment indicates that the shafts could be raise bored at a maximum stable diameter of 3.5 m without pre-sinking. As for the RAR, 100 mm high quality fibrecrete lining should be adopted for long term support.

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The RAR and FAR assessments are general in nature as they are based on information that is, in some places, some distance from the shafts. A geotechnical hole should be drilled within 5 m of each shaft centreline to determine the expected conditions at each shaft.

16.3.5	Ground Support - Upper Mine Shafts and Drifts

Construction in the upper mine will apply civil engineering techniques such as the Sequential Excavation Method (SEM) to advance drifts. Soft ground tunnelling methods such as SEM utilise sprayed concrete lining in conjunction with pre-support spiles (in soil or very poor quality rock conditions).

Access Shaft

The access shafts will be excavated vertically at a 15 m diameter with a 300 mm thick primary lining of fibre reinforced sprayed concrete. The final lining will be a 1500 mm thick mass of reinforced concrete. Higher density reinforcement will be placed in a 2 m frame around level access openings, where openings are approximately 6m high by 7m wide.

Artificial Crown Pillar

The Artificial Crown Pillar (ACP) will comprise crown pillar access headings around the perimeter of the ore body extents and crown pillar cross headings between.

The crown pillar access heading will be somewhat circular and approximately 7 m high by 7.5 m wide. Support will be a 75 mm sealing layer of fibre reinforced sprayed concrete followed by a 300 mm fibre reinforced concrete primary lining. The lining will be completed with a 225 mm mesh reinforced concrete. This will be increased to 375 mm on the cross-heading side of the access heading. The lining is applied to the complete profile (including invert).

The primary crown pillar cross headings will be a similar shaped profile but reduced in size to approximately 4.8 m high by 5 m wide. Surface support will be a 75 mm sealing layer of fibre reinforced sprayed concrete followed by a 200 mm primary lining. Where the cross heading is in soil zones a final mesh reinforced concrete 145 mm layer will be applied. The lining will be applied to the complete profile (including invert).

The support for the secondary crown pillar cross headings will consist of the 75 mm sealing layer followed by a 325 mm final lining in the arch between adjacent drifts. A 250 mm thick mesh reinforced lining will be applied to the invert.

Undercut Levels

The undercut levels will have a perimeter tunnel and undercut cross headings.

The undercut perimeter tunnels will be a similar profile to the crown pillar access headings but reduced in size to approximately 5 m high by 5.5 m wide. Support will be a 75 mm sealing layer of fibre reinforced

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sprayed concrete followed by a 300 to 525 mm reinforced concrete primary lining depending on ground conditions. The support lining is applied to the complete profile (including invert).

The undercut cross headings will be trapezoidal in shape averaging 3 m high by 5 m wide. Surface support will be a 75 mm sealing layer with a 250 mm reinforced concrete floor.

16.3.6	Stope Design Parameters - Lower Mine

The modified rock quality index Q’, after Mathews et al (1981) and Potvin (1988), has application in stope stability assessments. Q’ uses four of the same parameters as Q and is calculated as follows:

For the underground stope analysis, distribution of rock mass parameters was investigated for the ore zone and the immediate 2 m, 5 m and 10 m of the footwall and the immediate 2 m, 5 m, 10 m and 20 m of the hangingwall. The results indicated a homogeneous rock mass both in the footwall and the hangingwall. A summary of the assessments is presented in Table 16.5.

Domain	Metres Logged	RQD Quartile			Q’ Quartile
		25	50	75	25	50	75

Hangingwall	121.0	81	81	97	6.8	18.4	24.2

Ore Zone	1,468.7	90	90	100	18.2	29.7	48.5

Footwall	119.9	79	92	98	8.6	11.8	21.3

Table 16.5    Rock mass classification based on the Q’

Typical hangingwall, ore zone and footwall ground conditions for the areas nominally assigned for LHS methods at Hod Maden are presented in Figure 16.26 to Figure 16.28.

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Figure 16.26    Typical Hangingwall Ground Conditions in the VGYP (HDT-005)

Figure 16.27    Typical Ore Zone Ground Conditions in the BXCA (HDT-005)

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Figure 16.28    Typical Footwall Ground Conditions in the BXDA (HDT-005)

A stope stability assessment was undertaken using the stability graph method to derive stope design parameters. This was originally developed in Canada (Mathews et al, 1981 and Potvin, 1988) to derive preliminary stope design parameters from rock mass classification data. The method is described in detail in Hutchinson and Diederichs (1996) and revised in Villaescusa (2014).

The method uses Q’ as a basic rock mass quality input, with additional factors to account for the influence of stress (“Factor A”), dominant structure (“Factor B”) and the inclination of the stope wall being assessed (“Factor C”), on expected stability. The product of Q’, and the A, B, and C factors is referred to as the “Modified Stability Number”, N’.

N’ is plotted against “Hydraulic Radius” (HR) on the “Modified Stability Graph” which allows assessment of stability based on the region of the chart in which the result plots.

The stable dimensions presented in Table 16.6 refer to maximum practical mining dimensions. Two cases are presented for the backs, which will in most cases be to be supported with cable bolts to increase the stable dimensions. The case of supported backs indicates that a maximum mining width of 50 m (hangingwall to footwall) can be achieved (for example in transverse stoping). However, recognising that the stability graph method is very approximate, and that no local stoping experience is currently available, designs were based on the unsupported cases.

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Stope Wall	Stable HR (m)	Practical Stable Dimensions (m)

Hangingwall (unsupported)	5.6	15 x 25

Footwall (unsupported)	5.2	15 x 25

Backs (unsupported)	5.2	30 x 15

Backs (supported)	10.1	50 x 15

Side walls (unsupported)	6.9	30 x 25

Table 16.6    Stope Stability Assessment Results

16.3.7	Numerical Modelling

Numerical modelling was completed for DAF (upper mine) alone, LHS (lower mine) alone and for the combined mine plan sequence. Numerical modelling was undertaken to assess the following:

◾	Surface subsidence and potential disturbance of the mosque/burial ground related to mining operations;
◾	Possible damage/unravelling within the footwall and hangingwall of the LHS as the mining sequence progresses;
◾	Geotechnical issues related to mining sequence (e.g. sill pillar stability, stress damage).

The predicted settlement at the completion of the DAF and LHOS is shown in Figure 16.29 with a summary of the north-south cross section by stage shown in Figure 16.30. A summary of the surface settlement values at end of mine life is as follows:

◾	Mosque Area: 180 - 220 mm;
◾	Maximum Above Secondary Crown Pillar (north of Mosque): 332 mm.

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Figure 16.29    Modelled Surface Displacements Due to Mining within Culturally Sensitive Area

Figure 16.30    North-South Section Surface Settlement Profile by Quarterly Mine Plan Progression

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The impact of mining on the mosque is assessed using modelled values of horizontal strain and angular distortion. The relationship between horizontal strain and angular distortion can be used to evaluate expected damage (Harrison, 2011). As shown in Figure 16.31 there is potential for moderate damage to the Mosque due to underground mining. The mosque may require some remedial works after underground mining.

Figure 16.31    Relationship of damage to angular distortion and horizontal strain (after Harrison, 2011)

For the LHS zone the worst-case scenario was modelled where continuous hangingwall faults are assumed. The model indicated that there could be some potential damage and unravelling within the hangingwall along the fault which could result in increased dilution. However, based on review of drill core, it is very unlikely that the structures are as continuous as represented in the model. As a result, it is expected that areas of damage will be localised.

The numerical analysis showed that no significant damage will occur during the extraction of the sill pillars. This is due to the relatively benign stress environment in which the deposit will be mined and the overall rock mass strength. Based on the analysis there are no significant geotechnical risks constraining the sequence, which could therefore be further optimised.

16.4	Mining Method Selection

The deposit, in general, lends itself to underground mining as although it is located close to surface, the surrounding topography is mountainous and generally not well suited to the placement of large waste dumps and stockpiles. Open pit mining was also considered unsuitable due the commitment to minimise disturbance of the mosque and burial ground located directly above the main area of the Hod Maden deposit.

The two main underground mining methods selected for Hod Maden are LHS and DAF.

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LHS was selected for the more competent ground conditions in the lower mine due to the flexibility of the mining method and the suitable geometry of the deposit - steeply dipping with moderate width.

The DAF mining method is suitable for the poor ground conditions encountered in the upper section of the deposit. The underhand mining method allows high recovery while limiting exposure to the poor ground conditions.

16.4.1	Modified Drift and Fill Mining

A modified form of DAF mining is proposed in the PGZ from the base of the overburden to the 780mRL elevation. Civil excavation techniques will be utilised to establish an ACP to support the alluvium and surface features. The ACP will be constructed at shallow depth using soft ground tunnelling methods, with sprayed concrete linings. Subsequent undercut DAF levels will have “subheadings” and “cross subheadings” developed on alternate (perpendicular) orientations in the shadow of the ACP. All drives will be filled with high strength cemented aggregate fill (CAF) backfill to ensure the ability to mine adjacent drives and undercut levels.

A typical level layout for the modified DAF is shown in plan view in Figure 16.32.

Figure 16.32    Typical level layout for modified drift and fill

The proposed modified DAF mining method layout is illustrated in section in Figure 16.33.

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Figure 16.33    Modified Drift and Fill Layout - Section View

16.4.2	Long Hole Stoping

The LHS mining method will be utilsed in the orebody below the 780mRL elevation where the bulk of the mineralisation occurs and will consist of transverse and longitudinal LHS. Transverse LHS will apply in the wider zones (>14 m) and longitudinal in the narrower extremities and south areas of the orebody.

Transverse LHS is a mechanised mining method where the strike of the stope is perpendicular to the strike of the orebody. Ore drill drives are developed from the footwall to the hangingwall from a footwall drive which is subparallel to the orebody.

The transverse LHS will be extracted in a primary/secondary sequence with paste backfill ensuring high recovery of the reserve. The width of the orebody is up to 60 m which enables two stoping panels of approximately 30 m width to be mined sequentially from hangingwall to footwall.

The LHS mining method requires that a proportion of the blasted stope ore be extracted using tele-remote loader operation.

A typical transverse LHS method is illustrated in Figure 16.34 and a typical longitudinal LHS method in Figure 16.35. Further discussion on the stope sequence can be found in part 16.8.2.

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Figure 16.34    Typical Transverse LHS Layout

Figure 16.35    Typical Longitudinal LHS Layout

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16.5	Mining Dilution and Recovery Factors

Mining recovery and dilution factors have been based on experience from operating mines with similar mining methods, however every operation is unique and site-specific mining recovery and dilution factors must ultimately be determined through ongoing reconciliation after mining has commenced.

For LHS, mining dilution will predominantly consist of paste fill (PF) but will also have some waste rock from the hangingwall and footwall of stopes. Fall off thicknesses have been applied as follows:

◾	Hangingwall Dilution - applied to all stopes - 1 metre (waste rock and PF);
◾	Footwall Dilution - applied to footwall stopes only - 0.5 metres (waste rock);
◾	Crown dilution - sill pillar stopes only - 0.5 metres (PF);
◾	Sidewall dilution - secondary and longitudinal stopes - 0.5 metres for each wall (waste rock and PF);
◾	Floor dilution - all stopes except first level in each zone (which has hard rock floor) - 0.3 metres (waste rock).

DAF dilution has been assigned as a flat 5% with the short advance rates expected to keep this figure low. Dilution will mainly be from fibre reinforced sprayed concrete and cemented aggregate backfill. Ore development overbreak in the lower mine has been assigned as zero as any dilution would be ore from the stope shape. Waste development overbreak has been assumed to be 5%.

All external dilution not evaluated in mining block model has been assigned zero grade.

Mining recoveries have been applied based on typical values for the mining methods selected. Mining recovery in LHS primary stopes is assumed to be 98%. There is little exposure to PF and wall fall off will be ore from neighbouring future secondary stopes. Mining recovery in LHS secondary stopes is assumed to be significantly lower at 92% due to some loss to primary stopes and greater exposure to PF fall off. For both LHS primary and secondary stopes there will be some ore loss due to the profile at the top of the stope. Angled holes beneath the drill drive walls result in a “wedge” of ore which is unrecoverable. This profile is designed to enable tight paste filling beneath the drive walls and to maintain the drive profile for extraction of the stope above. An additional 4% of ore loss has been applied to primary and secondary sill stopes due to an expectation that the extensive mining above and below up to that point will result in additional damage in the final stoping zones. A mining recovery of 95% has been applied to LHS longitudinal stopes which is a typical factor for this mining method. Mining losses of 4 to 8% have been applied to the DAF mining zone. Higher losses are expected in the poorest ground conditions above 810mRL.

A summary of the mining recoveries and dilution factors is provided in Table 16.7. For the Mineral Reserve total, the mining recovery and dilution factors are 94% and 10% respectively.

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Production Method	Mining Recovery	Dilution

DAF	92-96%	5%

LHS - Primary Stope	98%	7%

LHS - Secondary Stope	92%	13%

LHS - Primary Sill Stope	94%	9%

LHS - Secondary Sill Stope	88%	15%

LHS - Longitudinal Stope	95%	16%

Total	94%	10%

Table 16.7    Hod Maden - Mining Recovery and Dilution Factors by Mining Method

16.6	Stope Design

16.6.1	Cut-off Value

Costs used to calculate cut-off values for the FS were sourced from the PFS.

Three cut-off values have been applied for the ore reserve estimate.

1.	Breakeven Cut-off Value (BeV) - All operating and sustaining capital costs plus dilution factor.
2.	Stoping Incremental Cut-off Value (SIV) - Operating costs, sustaining mine equipment and process costs and dilution factor (development and G&A costs excluded).
3.	Marginal Development Cut-off Value (MDV) - Process Operating and G&A costs.

A core inventory of material was estimated based on a BeV of USD82/t. This was calculated from the total operating and sustaining capital costs for the operation with a dilution allowance of 10%.

A second cut-off value was then applied for material that could be accessed on the way to the breakeven cut-off inventory. This incremental inventory assumed mine development was already in place and could therefore exclude the cost of development. G&A costs were also excluded as inclusion of this material enabled an increase in production rate rather than an increase in mine life. The SIV applied was USD63/t. This figure included a dilution allowance of 10% and a cost factor of 10%.

The third cut-off applied to development material that had to be hauled to surface so had a decision on whether to send to waste dump in the Saliçor valley or send to process plant. This figure included process operating and sustaining costs plus G&A. Dilution is already accounted for as this cut-off is applied to evaluated material in the mine plan. The MDV value was USD40/t. This figure included a cost factor of 20%.

The calculation of the cut-off values based on PFS costs and as used to estimate Mineral Reserves is shown in Table 16.8.

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Cost	MDV USD/t	SIV USD/t	BeV USD/t

Total Mine Operating	-	-	27

Mine Operating less Development	-	23	-

Sustaining Capital	-	6	13

Processing	23	23	23

G&A	11	-	11

Dilution - 10%	-	5	7

Factor - 20% (MDV), 10% (SIV)	6	6
Cut-off Value	40	63	82

Table 16.8    Cut-off Values Based on PFS Costs - Used for FS Mineral Reserve Estimation

16.6.2	Modified Drift and Fill

The modified DAF method proposed applies civil tunnelling techniques to establish an artificial crown pillar before mining of the undercut levels below. This enables extraction of the high-grade mineralisation located in the PGZ above 780mRL. The design requires a regular geometric footprint for each of the levels which are accessed from vertical shafts located north and south of the mineralisation. The overall regular geometric shape of all levels has been established such that most of the mineralisation is enveloped. As all material within the level geometric perimeter must be extracted and taken to surface the MDV COG of USD40/t has been applied to define ore within the DAF zone.

16.6.3	LHS Stope Optimisation

LHS stope designs for the study have been generated using the Mineable Shape Optimiser (MSO) module of Datamine’s Studio 5D Planner mine planning software. Transverse stopes are typically 25 m high by 15 m wide (along strike of deposit) and up to 30 m long (across width of deposit).

MSO runs were completed against the mining block model. The core inventory was determined by using the BeV of USD82/t which incorporated all operating and all capital costs except for initial capital. A second MSO run was made using the SIV of USD63/t which excluded development costs and some capital costs and was used to determine incremental stoping inventories which were included where development was already in place. Some manual manipulation of the incremental stopes was completed to incorporate into the primary inventory.

Outlier stopes were removed where they were located well outside the main orebody and others were removed through cashflow assessment to arrive at the final ore reserve inventory. The evolution of the LHS stoping inventory is shown in Figure 16.36. Most incremental stoping material was located on the footwall of the transverse LHS mining area.

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Figure 16.36    Hod Maden MSO and Final Stoping Inventories - Long Section Looking East

16.6.4	Stope Drill and Blast Design

Stope drilling patterns have been designed with a burden of 2.2 m and a toe spacing of 2.5 m using 89 mm diameter drill holes. These are typical drilling parameters for the stope dimensions. Slot rises will be constructed with the ITH production drill fitted with a V30 reaming head to provide a 30 inch or 760 mm diameter opening to assist in establishing the slot. This will ensure rapid establishment of the slot and reduced risk of poor execution compared to longhole rises drilled with top hammer production drills. On average these figures result in 7.4 tonnes per drill metre and a predicted powder factor of 0.6 kg per tonne. This has been calculated with no consideration for lower density emulsion which is likely to be applied to holes near the hangingwall and drill drive thereby reducing the average powder factor.

The typical drill pattern and blast sequence for the transverse stopes is shown in Figure 16.37. Slot drives are developed for the first level of each zone only. These are stopes with a hard rock floor and the slot drives ensures a free face to reduce the risk of leaving lumps in the floor either side of the lower extraction drive. Stopes above do not have the slot drive. The slot rise opening drill patterns for the V30 slot rise (base case) and an alternative longhole hole rise using smaller reamers which would be drilled with the top hammer production drill are shown in Figure 16.38.

The number of rings included in each firing will depend on stope conditions and whether there is a mix of regular and pyrite ore in the stope which will require separate ring firing of those ore types.

All stope firings will be completed using electronic detonators to ensure there is no timing overlap on any hole which reduces the chance of excessive blast vibration. Stope blasts will be fired through the WiFi/Fibreoptic network from surface.

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Figure 16.37    Hod Maden Typical Transverse LH Stope Drill and Blast Design

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Figure 16.38    Hod Maden Slot Rise Drill Patterns

16.6.5	Regular Ore and Pyrite Ore Mining Method

Metallurgical test work has determined that there is potential for a second ore type at Hod Maden for material that can undergo secondary treatment for further recovery of gold.

The two ore types at Hod Maden have been defined as Regular Ore (RO) and Pyrite Ore (PO). RO processing produces a copper concentrate and PO processing produces a copper concentrate and a secondary pyrite concentrate through further treatment of the PO copper concentrate process tailings.

To separate these ore types for practical mining, the following steps were completed:

◾	Separate MSO runs which optimised purely on material classified as PO in the block model;
◾	Identification of DAF segments greater than 15% Sulphide Sulphur;
◾	Redefining PO areas by recoding the block model as PO based on the wireframes resulting from the two points above.

PO areas resulting from this process are shown in Figure 16.39 below. For the DAF zone, development segments are classified as either PO or RO. For the LHS main zone the stopes have portions of PO and RO which would be mined separately through individual ring firings.

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Figure 16.39    Hod Maden Pyrite Ore Classified Areas - Long Section Looking East

16.7	Development Design

16.7.1	Upper Mine Development Design

The design for the upper mine consists of 171 m of shaft development and 36 kilometres of lateral development. The mine is accessed by two 11.4 m internal diameter shafts which are advanced with the completion of each level. A long section of the upper mine is shown in Figure 16.40. There are six key drift types in the design:

◾	ACP Access Headings - yellow shaded areas;
◾	ACP Cross Headings - beige shaded areas;
◾	Undercut Perimeter Headings - red shaded areas;
◾	Undercut Access Headings - not visible on section (these are perimeter only on alternate levels to Undercut Perimeter Headings);
◾	Undercut Cross Subheadings - green shaded areas;

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◾	Undercut Subheadings - blue shaded areas.

Drifts will be excavated with various sized excavators which can be fitted with rotary cutting heads.

Figure 16.40    Hod Maden Underground Mine Design - Upper Mine - Modified DAF - Looking East

The ACP access and undercut perimeter and access headings provide access between the two shafts during production mining from the cross and subheadings.

The profiles for the primary (either side) and secondary (centre drift) ACP cross headings are shown in Figure 16.41. The ACP access heading is a similar profile shape to the primary cross heading but larger.

Figure 16.41    Hod Maden Underground Mine Design - Upper Mine - ACP Cross Headings

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The profiles for the primary (centre drift) and secondary (either side) undercut level subheadings are shown in Figure 16.42. The walls of the primary subheadings have been angled to reduce the potential for wall failure during excavation. The undercut perimeter drives are a similar profile to the ACP primary cross heading and are located on alternate undercut levels. Undercut access headings are similar profile to subheadings and located on alternate levels to the undercut perimeter headings.

Figure 16.42    Hod Maden Underground Mine Design - Upper Mine - Undercut Subheadings

Development totals for each drift type are shown in Table 16.9.

Development Type	Length (m)

ACP Access Heading	615

ACP Cross Heading	2,175

Undercut Perimeter Heading	4,001

Undercut Access Heading	3,496

Undercut Cross and Subheading	26,052

TOTAL	36,340

Table 16.9    Hod Maden Upper Mine Lateral Development Quantities

16.7.2	Lower Mine Development Design

The design for the lower mine consists of 26 kilometres of lateral development and 1.9 kilometres of vertical development. The mine is accessed from a portal north of the deposit with all development infrastructure located to the west of and in the footwall of the deposit. A long section of the mine design, looking east, is shown in Figure 16.43.

Lateral Development

The lower underground mine will have mobile equipment and personnel access through a single decline portal located to the north of the deposit at an elevation of 899mRL. The decline will be driven west for 300 m and then turn to the south and run parallel to the footwall of the orebody. The decline will then progress in a figure eight configuration to access LHS zone levels spaced at 25 m intervals. Level names correspond approximately to the corresponding equivalent elevation.

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The decline at its closest point is approximately 70 m from the footwall of the deposit. Level access is driven from the decline to a footwall drive which is located approximately 25 m from the footwall of the deposit. A sump and loading area will be located between the decline and the footwall drive. A RAR access will be located between the decline and footwall drive on alternate levels and from the footwall drive on other levels.

Figure 16.43    Hod Maden Underground Mine Design - Lower Mine - Looking East

Access to the fresh air and secondary egress rises will be from the north of the decline. Substations will be located directly off the decline near level accesses. The underground magazine will be located on the 725 mRL level near the return air system.

Development profiles have been designed for all areas of the mine based on equipment access requirements. Typical decline and level profiles with largest equipment is shown in Figure 16.44.

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Figure 16.44    Hod Maden Typical Decline and Level Drive Profiles

Lateral development types and quantities are listed in Table 16.10. Capital development is defined as an area which is expected to be in use for the duration of the life of mine. All other development is classified as operating.

Capital Development		Operating Development

Development Type	Advance Quantity (m)	Development Type	Advance Quantity (m)

Decline/Decline Stockpile	3,884	Footwall Drive	2,350

Escapeway	557	Level Stockpile	629

Drill Drive	140	Ore Drive - LHS/Slot	11,856

Fresh Air Drive	385	Paste Re-development	2,064

Level Access	884	Stope Access	772

Magazine	132

Paste fill Drive	358

Pump Station/Sump	258

Return Air Drive	1,215

Substation	433

TOTAL CAPITAL	8,247	TOTAL OPERATING	17,671

Table 16.10    Hod Maden Lower Mine Lateral Development Quantities

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Development Drill and Blast Design

Lateral development face blast holes will be drilled by electric-hydraulic two boomed Jumbos. The Hod Maden development drilling patterns are expected to have approximately 60 charged 45 mm holes on average. These will be charged with bulk emulsion and standard long period delay non-electric detonators. Development faces will be fired through the leaky feeder system.

Vertical Development

Primary vertical development for the lower mine is made up of secondary egress, fresh air intake, exhaust air and internal ore passes. All vertical excavations will be raisebored except for the internal return air rises which will be longhole rises. The vertical development summary is listed in Table 16.11.

Development Type	Profile (m)	Length (m)

Escapeway Rise - Surface	3.5 m Diameter	95

Escapeway Rise - Internal	2.4 m Diameter	378

FAR - Surface	3.5 m Diameter	93

FAR - Internal	4.0 m Diameter	356

RAR - Surface	3.5 m Diameter	477

RAR - Internal	4.0 m Square	303

Ore Pass	2.4 m Diameter	150

TOTAL	-	1,852

Table 16.11    Hod Maden Vertical Development Types and Profiles

Raisebored vertical excavations to surface have been limited to 3.5 m diameter based on assessment of the nearest resource definition drill holes. These holes are some distance away from the planned location of shafts and geotechnical holes along the path of each shaft will be required to determine suitable design dimensions. For long term stability these shafts will be lined with 100 mm of fibrecrete.

An ore pass system has been incorporated into the mine design which will primarily be for the handling of stope ore. The top three LHS zones of the mine will each have an ore pass which transports ore to a dedicated truck loading point near the decline at the bottom level of each zone.

16.8	Stope Cycle and Sequence

The mine has been divided into five zones to enable higher production rates from multiple stoping fronts. The production zones are shown in Figure 16.45. The DAF zone will be mined top down and will operate independently as the upper mine. Each LHS zone will be mined bottom up with the final level in each zone - sill stopes - being mined under the paste filled stopes of the zone above. The five zones have been divided as:

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◾	DAF Zone - 845mRL to 780mRL
◾	LHS Zone 1 - 780mRL to 700mRL
◾	LHS Zone 2 - 700mRL to 625mRL
◾	LHS Zone 3 - 625mRL to 525mRL
◾	LHS Zone 4 - 525mRL to 425mRL

Figure 16.45    Hod Maden Production Zones

16.8.1	Modified Drift an Fill Mining

The sequence of excavation for the DAF mining will be:

1.	Sinking of the shaft to the ACP - approximately 2 months;
2.	Construction of the ACP - approximately 20 months;
3.	Extend Shaft (3 m) to next undercut level - approximately 1 week for each of 19 undercut levels;
4.	Construction of undercut level - average of approximately 6 months for each of 19 undercut levels.

This results in a total duration for mining of the drift and fill of approximately twelve years.

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The ACP will be constructed in a primary/secondary sequence and the undercut cross and subheadings on each level will be extracted in a primary/secondary/tertiary sequence to ensure continuity of excavation while CAF is curing and enable more than one heading to be mined concurrently. The orientation of undercut subheadings will be offset 90º to the cross subheadings in the level above to avoid drifting parallel to cold joints. Advance rates have been capped at 20 metres per week for each ACP heading and at 28 metres per week in each undercut heading.

The modified DAF design is shown in Figure 16.46 and a simplified typical sequencing shown for an undercut level in Figure 16.47. The cross and subheadings will be backfilled with CAF immediately upon completion with the perimeter headings remaining open until final completion and retreat from the level.

Figure 16.46    Modified DAF Design

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Figure 16.47    DAF Typical Sequence

16.8.2	Longhole Stoping

The typical stope cycle for LHS following completion of the ore drive is:

◾	Drill preparation and cable installation - 9 days;
◾	Slot rise - 2.5 days;
◾	Production drilling - 22 days;
◾	Stope blast and mucking - 25 days;
◾	Fill preparation - 7 days;
◾	Paste filling - 7 days;
◾	Fill topping with waste rock - 0.5 days;
◾	Paste cure time - 28 days.

For the average 25,000 tonne transverse stope this cycle typically takes three and a half months.

For the LHS zone level access drives will connect the decline to a footwall drive. From the footwall drive a series of parallel cross cutting ore drives will provide drilling and mucking access to the 15 m wide primary and secondary stopes. The layout is shown in Figure 16.48.

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Figure 16.48    Transverse LHS Level Layout

The transverse LHS may be mined in a primary secondary sequence with the primary stopes advancing one level above prior to mining any adjacent secondary stopes. This will ensure that tight filling of adjacent walls is achieved. This sequence is illustrated in Figure 16.49 below.

An alternative sequence which allows secondary stopes to be mined immediately after the appropriate curing time of the adjacent primary will be possible if tight paste filling is achieved beneath the wall undercuts of the primary stope. This sequence is illustrated in Figure 16.50.

It is expected that the transverse LHS sequence will end up being a combination of both the sequences outlined above.

For all sequences shown there will be two or more stopes from the hanging wall (out of page) to footwall (into page). All stopes in the hangingwall to footwall sequence would be mined before commencing any secondaries next in the sequence shown. Primary stopes would be mined alternatively until all hangingwall to footwall stopes were mined and the same would apply to secondaries.

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Figure 16.49    Hod Maden Transverse Longhole Stoping Preferred Sequence

3

Figure 16.50    Hod Maden Transverse Stoping Alternative Sequence

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16.9	Ventilation

16.9.1	Design Criteria

The criteria and basis for design of the ventilation system for the Hod Maden Project has been defined based upon the following:

◾	Turkish legislation “Regulation on Health and Safety at Mining Facilities” - published in the Official Gazette No. 28770 dated 19 September 2013. (The Regulations);
◾	Global best practice.

The lower mine will be ventilated by a “Pull” or exhausting type ventilation system with primary ventilation fans located at the primary exhaust of the mine. The upper mine will be ventilated by a “Push” or forced air fan and duct system. The following further general criteria are also established:

◾	Air residence time will be kept as short as possible to minimise personnel exposure to dust, heat, diesel particulates and other contaminants;
◾	Each level will be developed such that an exhaust route is established prior to commencement of production on that level;
◾	Recirculation is prohibited;
◾	Series ventilation will be kept to an absolute minimum and only if a suitable quantity of fresh air is introduced at the start of the series;
◾	Regulators will be used to control and redistribute the quantity of flow in each split of air.

The Regulations do not define requirements on air quantity in an underground mine. Industry best practice has been adopted which specifies that the minimum ventilation quantity (volume of air) in each place where a diesel engine operates shall be such that a ventilation flow of not less than;

a)	0.06 m³/s/kW of maximum capacity of the engine; or
b)	3.5 m³/s.

Whichever is the greater is directed along the airway in which the engine is operating.

16.9.2	Ventillation Strategy - Upper Mine

During the ACP and DAF mining operation down to the 780mRL level, the upper mine will be accessed and worked from two access shafts sunk as mining progresses level by level. As the upper mine is completely independent to the main lower mine the ventilation of the workings will be considered completely independently and will be based on principles commonly applied to civil engineering tunnelling projects, such as metro station construction. These projects all have common features, such as a relatively shallow depth from the surface and relatively short tramming distances, often with multiple working faces. They also

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commonly use a variety of diesel construction equipment such as excavators, loaders and other ancillary plant. Some equipment may also be electrically powered.

Due to the logistics and layout of these sites, the layout of the workings is constantly changing with faces advancing, chambers being excavated and cross-cut connections being formed. The ventilation of the operation workings is handled simply using a set of surface mounted tunnel booster fans. The fans are located at surface, near the shaft collar and fresh intake air ducted down the shaft directly to the working areas. Three auxiliary fans for each shaft are expected to meet requirements.

The ventilation strategy for the upper mine is illustrated in Figure 16.51.

Table 16.12 shows the airflow requirements for anticipated peak equipment loading in a year representing steady state production from one shaft. The second shaft would replicate this requirement.

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Figure 16.51    Primary Ventilation System Overall Strategy - Upper Mine

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Equipment	No. of Units	Total Airflow

Excavator/Cutter 165 kW	1	9.9 m³/s

Loader 74 kW	1	4.4 m³/s

Bobcat 55 kW	2	6.6 m³/s

Agitator 96 kW	1	5.8 m³/s

Excavator 30 kW	2	3.6 m³/s

Contingency (15%)	-	4.5 m³/s

Total Volume		34.8 m³/s

Table 16.12    Total Airflow Requirements - Upper Mine - Each Shaft

16.9.3	Ventillation Strategy - Lower Mine

Fresh air for the lower Hod Maden mine will be sourced from the portal, primary fresh air raise and escapeway. Exhaust will be via two return air raises with primary fan installations planned to be located on the surface.

Each level will have its own ventilation circuit. Fresh air will enter each level from the decline which is, in turn, fed by the internal fresh air raise system and exhausted to the surface via internal return air raises which connect through to the primary return air raises.

A series of fresh air raises (FARs) and return air raises (RARs) will be developed as the mine deepens. The internal FARs are developed adjacent to the decline connecting at regular intervals. The internal RARs connect to each level. Contaminated air from each active level will enter the RAR system via a regulator installed in the access to the RAR on each level. The RAR system will connect to the surface. Figure 16.52 shows the overall ventilation strategy.

An activity-based approach has been undertaken to determine the air volume requirements for the lower Hod Maden mine. Airflows have been allocated based upon maintaining ventilation for all concurrent mine activities. This means providing the required ventilation for diesel equipment based upon the design criteria presented in 16.9.1, but also accounts for activities where diesel equipment is not being used (for example production drilling), but still requires airflow to remove dust and maintain a safe thermal environment for the worker. Table 16.13 shows the airflow allocation by activity for the peak year which represents steady state production.

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Activity	Total Airflow

Mine Activities*	284 m³/s

Magazine	25 m³/s

Service Bay	25 m³/s

Contingency (15%)	50 m³/s

Total Volume	384 m³/s

*Based on ventilation requirements for mobile and tethered equipment - 5 trucks, 3 loaders, 6 drills and 8 ancillary units.

Table 16.13    Total Airflow Requirements - Lower Mine

Figure 16.52    Primary Ventilation System Overall Strategy - Lower Mine

For secondary ventilation of production levels, the general approach is to install two auxiliary fans in the decline above the level access. Ducting is extended from the auxiliary fans along to the strike drive at which point, the ducts diverge to either extent of the ore drives. Where more than one workplace is active on the same side of the level access, ‘T’ piece dampers will be installed or the use of series ventilation employed provided that a suitable quantity of fresh air is introduced at the start of the series. Figure 16.53 and Figure 16.54 show the typical level arrangements.

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Figure 16.53    Typical Level Ventilation - RAR off Footwall Drive - Lower Mine

Figure 16.54    Typical Level Ventilation - RAR off Access Drive - Lower Mine

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16.9.4	Ventillation Modelling and Primary Fan Requirements - Lower Mine

A ventilation network model for the Project was developed with three primary purposes:

◾	To validate the operability of the ventilation circuit ensuring airflow can be provided to all the required areas and during all phases of the mine.
◾	To ensure compliance with design criteria.
◾	To determine fan duties and energy requirements.

The ventilation system for the Hod Maden Project was modelled using Ventsim Visual™ Advanced.

The primary fan exhaust fan installations are planned to be located on surface and will be controlled with VIVs (variable in vanes) to allow fluctuation in air volumes during the life of the mine as well as ensure effective dust and contaminant removal.

Primary fan requirements are summarized in Table 16.14. Both raises will utilize the same fan installation.

Description	Specification

Configuration	Two exhausting fans in parallel arrangement - one per raise

Requirements	205.5 m³/s @ 3,050 Pa Raise Collar Total Pressure at 1.06 kg/m³

Each Fan Motor	1,200 kW

Table 16.14    Primary Fan Specifications

16.10	Development and Production Schedule

16.10.1	Life of Mine Development Schedule - Upper Mine

The upper mine development schedule has been timed to avoid production of too much ore prior to the commissioning of the process facility. The upper mine will commence excavation in Q3 Year -1 which is 6 months before process plant commissioning. This will also ensure that there is sufficient stockpile capacity available for ore produced.

The scheduled maximum advance rates are shown in Table 16.15. These were based on rates achieved at various tunnelling projects completed utilising similar construction techniques. With the application of resource leveling actual rates of advance are often lower than these peak rates. Resource levelling was applied to the excavation and filling activities.

Production Activity	Scheduled Rate/Activity Duration

DAF Overcut (Artificial crown)	20 m per week

DAF Undercut (All below artificial crown)	28 m per week

Table 16.15    Upper Mine Peak Scheduled Advance Rates

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The upper mine development schedule for the access shaft and drifts is shown in Table 16.16.

Development (Metres)	Y-2	Y-1	Y1	Y2	Y3	Y4	Y5	Y6	Y7	Y8	Y9	Y10	Y11	Y12	Y13	LOM
Access Shaft	-	57	-	12	6	12	12	12	12	12	12	12	12	-	-	171

ACP Access Heading	-	415	115	-	85	-	-	-	-	-	-	-	-	-	-	615

ACP Cross Heading	-	260	1,612	193	110	-	-	-	-	-	-	-	-	-	-	2,175

DAF Perimeter Heading	-	-	-	112	320	455	455	456	444	419	443	458	440	-	-	4,001

DAF Access Heading	-	-	-	361	347	323	355	438	253	462	298	213	445	-	-	3,496

DAF Subheading	-	-	-	1,635	2,897	2,410	3,048	2,923	2,341	2,906	2,593	2,592	2,376	331	-	26,052
Total Lateral Metres	-	675	1,727	2,302	3,760	3,188	3,859	3,816	3,038	3,787	3,335	3,262	3,261	331	-	36,340

Table 16.16    Life of Mine Vertical & Lateral Development Schedule - Upper Mine

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16.10.2	Life of Mine Development Schedule - Lower Mine

Pre-production development occurs over a 2-year period prior to completion of the process facility construction, which will occur in parallel. During this time, the priority will be on decline development and fresh air intake, secondary egress and return air infrastructure which, once in place, will allow the ramp up of production. Establishing primary ventilation and secondary egress will allow stope production activities to commence.

The development advance rates used in the schedule are shown below in Table 16.17. The decline advance rate was provided by one of the local mining contractors as an average achievable rate based on the profile and support requirements. Industry P75 advance rates are approximately 40 metres per week. The portal advance rate applies to the first 16 metres of the decline where shorter rounds will be taken, and intensive ground support will be required.

All other lateral development has been set at a maximum of 20 metres per week. With the application of resource levelling in the schedule the actual rate per heading per week is below 20 metres unless the heading is prioritised.

Lateral Development	Scheduled Advance (m/wk.)

Portal	8

Decline	38

Decline Stockpile	38

First 20m of all other Development off Decline	38

Paste Re-development Drive	16

All Other Development	20

Table 16.17    Lower Mine Lateral Development Peak Scheduled Advance Rates

Mine vertical development will be largely completed by contract raiseboring. Short internal return air raises between levels will be excavated as longhole rises with a production drill rig. The excavation rates have been scheduled at between 2.5 and 4 metres per day as shown in Table 16.18.

Vertical Development	Scheduled Advance (m/d)

Return Air Raise - Raisebore	2.5

Fresh Air Rise - Raisebore	2.5

Escapeway - Raisebore	4

Return Air Raise - Longhole Rise	4

Table 16.18    Lower Mine Vertical Development Peak Scheduled Advance Rates

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Equipment resources are assigned to the main activities in the development schedule to smooth equipment requirements and physicals and ensure installed capacity is not exceeded. The assignment of resources, particularly the jumbo fleet to lateral development, balances advance rates over several development headings. This results in the peak individual heading rates shown in Table 16.17 only being achieved where the heading is very high priority or there are limited alternative areas to go. This results in some float in the development schedule which provides greater confidence that the schedule can be executed. The development resource assignments made are shown in Table 16.19.

Resource	Scheduled Capacity

Jumbo	180 m per month

Raisebore Rig - Large	2.5 m per day

Raisebore Rig - Small	4 m per day

Table 16.19    Lower Mine Development Resource Assignments

The lateral and vertical life of mine development schedules are detailed in Table 16.20 and Table 16.21. The DAF drift development advance has not been included in Table 16.20 but is shown in the production schedule activities in the following section.

Key development milestones include:

◾	Decline Commencement - Q1 Year -2;
◾	FAR Construction - Q3 Year -2;
◾	RAR 1 Construction - Q1 Year -1;
◾	RAR 2 Construction - Q2 Year 2;
◾	Underground Magazine Construction - Q2 Year -1;
◾	Pump Station Number 1 Construction - Q2 Year 1.

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Lateral Development (Metres)	Y-2	Y-1	Y1	Y2	Y3	Y4	Y5	Y6	Y7	Y8	Y9	Y10	Y11	Y12	Y13	LOM

Decline/Stockpile	1,245	605	581	617	435	385	-	-	-	-	-	-	-	-	-	3,868

Escapeway Drive	243	42	71	33	24	144	-	-	-	-	-	-	-	-	-	557

Drill Drive	72	68	-	-	-	-	-	-	-	-	-	-	-	-	-	140

Footwall Drive	-	596	487	636	391	120	-	-	-	-	-	-	-	120	-	2,350

Fresh Air Drive	41	32	117	63	58	74	-	-	-	-	-	-	-	-	-	385

Level Access	448	213	67	64	46	46	-	-	-	-	-	-	-	-	-	884

Level Stockpile	40	213	165	124	48	40	-	-	-	-	-	-	-	-	-	629

Explosives Magazine	-	132	-	-	-	-	-	-	-	-	-	-	-	-	-	132

Ore Drive/Slot	-	780	1,991	1,477	1,602	1,472	957	1,113	821	245	325	266	136	671	-	11,856

Paste Redevelopment Drive	-	-	-	-	736	487	395	185	210	-	51	-	-	-	-	2,064

Paste Reticulation Drive	30	130	68	44	24	63	-	-	-	-	-	-	-	-	-	358

Pump Station/Sump	26	85	52	21	44	30	-	-	-	-	-	-	-	-	-	258

Return Air Drive	182	309	198	261	113	152	-	-	-	-	-	-	-	-	-	1,215

Stope Access	49	222	122	83	76	220	-	-	-	-	-	-	-	-	-	772

Substation	78	128	92	60	40	36	-	-	-	-	-	-	-	-	-	433
Total Lateral Metres	2,470	3,553	4,012	3,482	3,638	3,269	1,352	1,298	1,031	245	376	266	136	791	-	25,918

Table 16.20    Life of Mine Lateral Development Schedule - Lower Mine

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Vertical Development (Metres)	Y-2	Y-1	Y1	Y2	Y3	Y4	Y5	Y6	Y7	Y8	Y9	Y10	Y11	Y12	Y13	LOM

Escapeway Surface	95	-	-	-	-	-	-	-	-	-	-	-	-	-	-	95

Escapeway Internal	16	98	46	45	89	84	-	-	-	-	-	-	-	-	-	378

Fresh Air Rise Surface	93	-	-	-	-	-	-	-	-	-	-	-	-	-	-	93

Fresh Air Rise Internal	33	57	90	50	42	85	-	-	-	-	-	-	-	-	-	356

Return Air Rise (RB)	-	159	-	319	-	-	-	-	-	-	-	-	-	-	-	477

Return Air Rise (LHR)	-	57	82	41	60	62	-	-	-	-	-	-	-	-	-	303

Ore Pass	-	50	51	49	-	-	-	-	-	-	-	-	-	-	-	150

Total Vertical Metres	237	419	270	504	191	231	-	-	-	-	-	-	-	-	-	1,852

Table 16.21    Life of Mine Vertical Development Schedule - Lower Mine

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16.10.3	Life of Mine Production Schedule

The steady state ore production rate from the Hod Maden underground mine is estimated to be in the range of 700,000 tonnes to 800,000 tonnes per annum. The mine plan in both the upper mine and the lower mine is limited by the extraction sequence, number of concurrent mining areas, activity rates and activity preparation durations. The mine plan averages 780,000 tonnes per annum for the eight years from Y3 to Y10 inclusive with 4 year ramp up and 3 year ramp down periods - Figure 16.55.

Figure 16.55        Hod Maden LOM Production Profile

Production schedule assumptions made in building the mine plan were largely based on typical mid-range industry rates or rates built up from cycle time analysis.

A summary of some of the key activity rates and durations is provided in Table 16.22.

Equipment resources are assigned to the main activities in the production schedule to smooth equipment requirements and physicals and ensure installed capacity is not exceeded. The assignment of resources balances production activities over several stopes. This results in the scheduled rates shown in Table 16.22 only being achieved where the stope is very high priority or there are limited alternative areas to go. This results in some float in the production schedule which provides greater confidence that the schedule can be executed. The production resource assignments made are shown in Table 16.23.

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Production Activity	Scheduled Rate/Activity Duration

DAF Overcut (Artificial crown)	20 m per week

DAF Undercut (All below artificial crown)	28 m per week

CAF Filling Rate	550 t per day

CAF Cure Time	Minimum 14 Days

Production Drill Rate	150-180 m per day

Stope Mining Rate	1,000 t per day

Paste Fill Rate	1,200 m³ per day

LHS Paste Cure Time	28 Days

Stope Fill Preparation	7 days

Stope Cable Install and Drill Preparation	9 days

Table 16.22 Production Schedule Assumptions

Resource	Scheduled Capacity

Upper Mine

Excavator	60 m per week

Backfill	550 t per day

Lower Mine

Production Drill	180 m per day

LHD	1,200 t per day

Paste Plant	1,200 m³ per day

Slot Drill	10 m per day

Table 16.23 Production Resource Assignments

Key production milestones include:

◾	DAF Commencement - First DAF Ore - Q3 Year -1;
◾	Zone 1 LHS Ore Production Commences - Q4 Year -1;
◾	Zone 2 LHS Ore Production Commences - Q2 Year 2;
◾	Zone 3 LHS Ore Production Commences - Q2 Year 3;
◾	Zone 4 LHS Ore Production Commences - Q2 Year 4.

The Hod Maden LOM production schedule in annual increments is detailed in Table 16.24.

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Production Physical	Y-2	Y-1	Y1	Y2	Y3	Y4	Y5	Y6	Y7	Y8	Y9	Y10	Y11	Y12	Y13	LOM

DAF Ore Tonnes ‘000	-	35	69	90	141	126	144	142	116	139	119	125	130	14	-	1,391

Lat Dev Ore Tonnes ‘000	1	37	76	46	88	71	54	66	45	10	16	17	8	30	-	564

Production Ore Tonnes ‘000	-	20	314	399	563	609	609	596	623	593	608	599	486	420	301	6,741

Total Ore Tonnes ‘000	1	92	459	535	793	806	806	804	785	742	743	740	624	465	301	8,696

Grade Au g/t	2.5	7.7	13.7	12.7	8.5	7.2	6.1	6.3	5.2	7.8	8.6	9.1	10.0	15.2	12.1	8.8

Grade Cu %	0.1	1.2	1.5	1.6	1.5	1.5	1.5	1.5	1.4	1.6	1.5	1.5	1.4	1.7	1.5	1.5

Grade AuEq g/t	2.7	9.6	16.1	15.2	10.9	9.5	8.4	8.6	7.3	10.4	11.0	11.5	12.3	17.9	14.5	11.1

Au Metal Ounces ‘000	0	23	202	219	217	187	157	162	131	187	206	217	201	227	117	2,452

Cu Metal Tonnes ‘000	0	1	7	8	12	12	12	12	11	12	11	11	9	8	5	130

AuEq Metal Ounces ‘000	0	28	233	255	269	239	209	214	178	239	255	266	241	262	137	3,025

Waste Tonnes Mined ‘000	175	278	249	230	159	159	49	46	44	51	47	35	31	23	-	1,575

Tonnes Loaded ‘000	316	494	1,095	1,198	1,433	1,509	1,270	1,264	1,282	1,155	1,193	1,170	939	888	572	15,778

Haulage TKM ‘000	546	922	1,710	2,033	2,411	2,770	2,160	2,286	2,326	2,048	2,053	1,953	1,550	1,094	623	26,486

Production Drill Metres ‘000	-	9	45	52	94	94	84	90	95	59	79	66	48	61	31	908

Cable Drill Metres ‘000	4	8	8	9	7	6	2	3	2	1	1	1	1	2	1	56

CAF Backfill m³ ‘000	-	2	49	41	59	43	64	58	50	55	55	53	50	8	-	589

Waste Backfill m³ ‘000	-	-	2	2	4	4	4	4	4	4	4	3	3	2	-	42

Paste Backfill m³ ‘000	-	-	113	129	198	216	209	216	209	206	216	207	176	137	127	2,360

Total Backfill m³ ‘000	-	2	164	172	261	263	277	278	263	265	275	263	229	147	127	2,991

Table 16.24    Hod Maden LOM Production Physicals

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16.10.4	Overall Mine Development and Production Schedule

The life of mine development and production schedule is summarised visually in Figure 16.56. Establishing capital infrastructure is the priority in the early years to support the commencement of mining in each of the five production zones. Most of the lateral and vertical capital infrastructure for the mine is in place by the end of year 3 which aligns with 94% of peak production being reached.

Figure 16.56    Hod Maden LOM Illustrative Development Schedule - Looking East

16.10.5	Process Schedule

Processing of underground ore commences in year 1 at just over half capacity as the underground mine continues to ramp up. The plant reaches 70% of design rate in year 2 and design rate of 800,000 tonnes per annum in year 3.

The annual process schedule including breakdown of RO and PO is detailed in Table 16.25.

The concentrate calculations have been based on the monthly average feed grades by ore type. The concentrate production schedule is shown in Table 16.26 along with gold and copper process recoveries. Gold and copper recoveries over the life of mine average 85% and 93% respectively.

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Process Physicals	Y-2	Y-1	Y1	Y2	Y3	Y4	Y5	Y6	Y7	Y8	Y9	Y10	Y11	Y12	Y13	LOM
Regular Ore Processed
RO Tonnes Kt	-	-	346	480	699	710	668	722	705	693	647	614	544	310	230	7,368
RO Grade Au g/t	-	-	11.0	12.5	7.2	6.1	4.8	4.9	3.7	6.3	7.6	8.0	8.8	12.8	15.4	7.5
RO Grade Cu %	-	-	1.1	1.3	1.2	1.2	1.2	1.2	1.1	1.3	1.3	1.3	1.2	1.3	1.3	1.2
RO Grade SS %	-	-	8.0	7.2	6.2	5.6	6.0	5.1	5.2	5.6	5.8	6.0	6.0	7.2	8.9	6.1
Pyrite Ore Processed
PO Tonnes Kt	-	-	103	80	101	90	134	78	95	94	75	106	55	170	147	1,328
PO Grade Au g/t	-	-	17.9	16.0	19.1	18.3	14.5	15.9	16.7	18.4	14.2	18.1	16.9	16.0	10.4	16.1
PO Grade Cu %	-	-	2.8	2.6	3.5	3.5	3.2	3.4	3.6	3.6	2.9	3.2	3.2	2.6	1.9	3.0
PO Grade SS %	-	-	19.1	18.6	23.7	23.2	21.4	24.1	25.0	25.2	21.8	22.6	22.0	19.9	15.7	21.4
Total Ore Processed
Total Ore Tonnes Kt	-	-	449	560	800	800	802	800	800	787	722	720	599	480	378	8,696
Total Ore Grade Au g/t	-	-	12.6	13.0	8.7	7.5	6.4	5.9	5.3	7.7	8.3	9.5	9.6	13.9	13.4	8.8
Total Ore Grade Cu %	-	-	1.5	1.5	1.5	1.5	1.5	1.4	1.4	1.6	1.4	1.6	1.4	1.8	1.5	1.5
Total Ore Grade SS %	-	-	10.5	8.8	8.4	7.6	8.5	6.9	7.5	7.9	7.4	8.5	7.5	11.7	11.6	8.4
Total Metal Au Koz	-	-	182	233	224	192	165	153	135	195	193	219	184	215	163	2,452
Total Metal Cu Mlb	-	-	15	18	26	26	27	25	25	28	23	25	18	19	13	287

Table 16.25    Hod Maden Process Schedule

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Concentrate Production	Y-2	Y-1	Y1	Y2	Y3	Y4	Y5	Y6	Y7	Y8	Y9	Y10	Y11	Y12	Y13	LOM
Copper Concentrate (CC)
CC Tonnes t	-	-	26,465	33,166	47,294	47,567	46,611	45,592	43,935	47,522	41,242	43,102	33,827	30,318	21,212	507,854
CC Grade Au g/t	-	-	158	176	108	96	81	81	70	98	118	123	137	169	182	115
CC Grade Cu %	-	-	24	23	23	23	24	23	23	25	24	24	23	26	25	24
CC Grade SS %	-	-	37	37	39	39	40	38	40	38	40	40	41	36	36	39
Pyrite Concentrate (PC)
PC Tonnes t	-	-	30,618	22,731	40,599	35,144	46,795	31,794	40,808	40,591	26,524	39,455	19,703	53,544	32,932	461,238
PC Grade Au g/t	-	-	17	15	15	15	13	13	13	14	13	15	14	15	11	14
PC Grade Cu %	-	-	1	1	1	1	1	1	1	1	1	1	1	1	1	1
PC Grade SS %	-	-	43	43	45	45	44	45	45	45	44	44	44	43	42	44
Recoveries
CC Au Recovery %	-	-	74	80	74	76	74	78	73	77	81	78	81	77	76	77
CC Cu Recovery %	-	-	92	93	93	93	92	93	92	93	94	93	93	91	91	93
PC Au Recovery %	-	-	9	5	9	9	12	8	12	9	6	9	5	12	7	9
Total Au Recovery %	-	-	83	85	82	85	85	86	85	86	87	87	86	89	83	85

Table 16.26    Hod Maden Concentrate Production and Metal Recoveries

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16.11	Material Handling

All ore will be transported to the surface ROM where it will be dumped in one of four bays:

◾	High Grade Regular Ore;
◾	Low Grade Regular Ore;
◾	High Grade Pyrite Ore;
◾	Low Grade Pyrite Ore.

The grade ranges of each of these bays is yet to be determined. For PO, the low-grade bay may be used for material classified as PO but having a gold grade considered too low (approximately 8 g/t) to generate a saleable concentrate (pyrite concentrate must grade greater than 10 g/t Au for saleability). This will allow the option to either blend with higher grade PO or to blend with RO material and not generate a pyrite concentrate.

Waste will be transported to temporary waste dumps located near the portal and shaft collars. From here the waste will be transported to the permanent waste dump in the Saliçor Valley by haulage contractors.

16.11.1	Material Handling - Upper Mine

For the upper mine it is proposed to use a dedicated fixed location rock hoist for ore and waste situated at the top of each shaft immediately adjacent to the shaft collar, as well as a moveable A frame type gantry for lifting and lowering plant. This gantry can also be used for man riding using a dedicated man basket.

The rock hoist will consist of a bespoke designed unit which utilises a 4 m³ skip running on a modular guide system bolted to the shaft wall. This guide system can be extended in 3 m sections as the shaft is progressively deepened. The skip is captive to the guides and will be hoisted by an electric ground mounted hoist situated adjacent to the hoisting frame which will be erected immediately adjacent to the shaft top at collar level. The hoist frame is configured so that the skip always remains captive, and overturns to unload into a bin situated next to the shaft. A steel and concrete temporary bin wall will be erected to ensure that no rock falls down the shaft during the discharge of the skip.

The concept for the upper mine rock hoist system is shown in Figure 16.57.

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Figure 16.57    Concept for Upper Mine Rock Hoist System

16.11.2	Material Handling - Lower Mine

Ore and waste will be transported from the mine using LHD’s and articulated dump trucks.

Development ore and waste will be mucked from the development face to stockpiles and or directly to trucks.

For decline development the distance between stockpiles (or temporary stockpiles/level accesses) will be 100 m or less. Dedicated stockpiles on the levels will be limited with the stubs of secondary stope ore drives and primary stopes stubs against PF used to stockpile broken ore and waste.

An ore pass system has been incorporated into the mine design which will primarily be for the handling of stope ore. The top three LHS zones of the mine will each have an ore pass which transports ore to a dedicated truck loading point near the decline at the bottom level of each zone. This will keep most of the truck loading off the level removing restrictions of secondary ventilation, ensuring rapid loading of trucks and less interaction with other production activities. This will also separate remote stope loading from the truck loading enabling concurrent operation if required.

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The simplified layout of the truck loading point near the base of each ore pass is show in Figure 16.58.

Stope loading will utilise tele remote technology to load from the stopes to either stockpiles or directly to the ore passes. Figure 16.59 shows the typical arrangement for this. In place of purpose-built stockpiles, the secondary ore drive stubs will be utilised for primary stope ore and the primary drive stubs against PF will be used for stockpiling of secondary stope ore. Secondary ore drives will be fully excavated following the mining and filling of the adjacent primary stopes.

Figure 16.58    Hod Maden Typical Truck Loading Area Layout

Figure 16.59    Tele-remote Loading Arrangement to Ore Pass or Stockpile

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16.12	Backfill

Two backfill types are proposed for Hod Maden:

◾	CAF in the upper DAF mining zone;
◾	PF in the lower LHS mining zone.

16.12.1	Upper Mine Backfill - Cemented Aggregate Fill

CAF is the preferred backfill for the upper mine DAF. CAF can be engineered to produce a consistent strength product and offers greater ability for tight filling in the smaller drifts with the use of a loader fitted with a ramming device.

Cemented Aggregate Fill Test Work

Limited CAF test work has been completed with waste rock from site. The results are shown in Table 16.27. Figures shown in the table are averages of three samples tested in each set. The targeted UCS of 4 MPa was exceeded in two of the 3 samples tested at 28 days with 7% binder content. CAF density of these samples was 1.9 t/m³.

Binder Content	UCS Avg. (MPa) 7 Days	UCS Avg. (MPa) 28 Days

5%	-	1.60

6%	2.12	2.23

7%	-	4.02

Table 16.27    UCS Results for CAF

Cemented Aggregate Fill Design Criteria

High strength CAF with an unconfined compressive strength (UCS) of 4 MPa will be required for all backfilled drifts to enable extraction of the level below. The required strength is expected to be achieved with the addition of 7% binder based on the test work completed.

Cemented Aggregate Production

The CAF system will consist of the following:

◾	A crushing plant which will produce a minus 50 mm product;
◾	An aggregate rock stockpile where minus 50 mm - sized aggregate will be stored;
◾	An aggregate loading facility where aggregate will be loaded into bins using a front-end loader;
◾	A storage silo where cement binder will be stored;
◾	A twin-shaft mixer where aggregate, water, and cement will be combined and mixed to create the CAF;

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◾	A diverter chute with conveyor to direct the CAF to the shaft;
◾	Shaft piping to convey the CAF to the shaft bottom, and a rock box to collect and temporarily store CAF underground.

The preparation of the CAF consists of mixing dry cement binder and water with crushed and sized aggregate. Depending on the time before placement, admixtures such as retardants may be added to the mixture. The process flow diagram (PFD) is shown in Figure 16.60.

Figure 16.60    CAF Plant Process Flow Diagram

Cemented Aggregate Fill Placement

CAF will be transported from the shaft to the drift using various loaders. Tight filling of the drift walls and backs will be achieved using loaders fitted with a rammer-jammer device (Figure 16.61).

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Figure 16.61    Rammer Jammer Device

16.12.2	Lower Mine Backfill - Paste Fill

PF is the preferred backfilling method for Hod Maden lower mine. A well-engineered cemented fill enables high recovery of the Mineral Resource with reasonable rates of dilution. CAF could be utilsed as an alternative engineered backfill in the lower mine however this would require a change to the equipment fleet, primary ventilation design and would result in a reduction in production rate.

Paste Fill Test Work

A binder assessment was conducted as part of the PF test work program. This determined that a local Blast Furnace Slag Cement achieved a 30% greater UCS than the nearest alternative binder. With consideration of cost the Blast Furnace Slag Cement was found to have the greatest effectiveness and was used for ongoing strength test work.

A preliminary assessment of strength generation for varied binder contents and cure times was measured by UCS tests. The UCS tests were undertaken on PF mixes with w/w binder contents from 3% to 15% that generated yield stresses of approximately 250 Pa. The averaged results of the tests for cyclone underflow (CUF) tails are presented in Table 16.28.

The UCS results for the CUF tailings mixed with blast furnace slag cement shows reasonable strengths being achieved at 28 days with strength development continuing through to 56 days.

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Cement Content	UCS Avg. (MPa) 7 Days	UCS Avg. (MPa) 14 Days	UCS Avg. (MPa) 28 Days	UCS Avg. (MPa) 56 Days

3%	0.17	0.24	0.33	0.35

7%	0.28	0.47	0.54	0.80

11%	0.66	1.01	1.30	1.96

15%	1.43	2.13	2.72	3.42

Table 16.28    UCS Results for Various Binder Contents and Cure Times - PF with CUF Tailings

Paste Fill Design Criteria

The particle size distribution (PSD) of the Hod Maden tailings ranges from approximately 30% w/w of the CUF tailings being finer than 20 microns, up to approximately 58% w/w of the full plant tailings being finer than 20 microns.

The design solids content of Hod Maden PF ranges from approximately 71.5% w/w solids for the CUF tailings down to approximately 65% w/w solids for the full plant tailings. This has been determined based on the 250 Pa yield stress from the PF rheological test programme.

Factors of safety of 1.5 for vertical exposures and 2.0 for undercut exposures have been selected to be applied to the PF design strengths. Strength requirements for vertical fill exposures are based on Terzgahi’s 3D arching theory, which has been modified to account for multiple exposures.

For stopes that are 15 m along strike by up to 30 m wide (hangingwall to footwall) by 25 m high, the PF design strengths and design slag cement addition are presented in Table 16.29 for each application. The design slag cement additions are based on the generated in the 28-day design strengths achieved in the UCS test programme.

PF Type	Application	Design Strength (kPa)	Slag Cement Addition

High Strength PF	Sill Stopes	1850	13% w/w

Regular PF	Primary Stopes	500	6% w/w

Low Strength PF	Secondary Stopes	300	3% w/w

Table 16.29    PF Design Strengths for Vertical Exposures - 30 m Wide Stopes

Paste Fill Production

The planned PF plant at Hod Maden takes the total tailings stream directly from the process plant. Cyclones will produce a CUF tailings which is dewatered by vacuum filtration to produce a filter cake. The filter cake will be transferred to a mixer where binder, water and potentially cyclone overflow (COF) material is added to produce the PF. The PF will be delivered from the mixer to one of two positive displacement pumps (one operating, one standby). There will be storage capacity of 9,000 tonnes of filter cake which will enable PF production when the process plant is treating pyrite ore and tailings are not available for PF production.

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Paste Reticulation

The proposed PF reticulation system for Hod Maden consists of two surface boreholes (one operating and one standby), which deliver PF initially to 825mRL level and then by pairs of sub-vertical boreholes to each of the production levels down to 450mRL level as required. The boreholes are cased and PF is delivered to each of the distribution levels by means of steel pipes. HDPE lines will be installed for the last 100m to the stope to be filled. Duplication of the boreholes and trunk line enables preparation of the next stope to be filled while the current stope is filling. Boreholes and lines can be switched on each level as required. The main interlevel reticulation layout is shown in Figure 16.62.

Figure 16.62    Mine Main Inter-Level Reticulation Layout

Paste Fill Placement

After completion of ore production from stopes, backfill preparation will commence. This will consist of connecting the stope to the main PF reticulation system via steel pipes on the sub levels with the final low-pressure open discharge sections consisting of high-density polyethylene (HDPE) lines.

Typical PF pouring regime includes placing and curing of a fill plug that covers the brow by 2 m and then continual filling of the rest of the stope. PF has a low rill angle (2° to 5°) and is thus suitable for tight filling.

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Figure 16.63 shows an end-of-level pipeline set-up recommended for filling the stope. The end of the drive is filled up with mine waste as a bund wall. The pipeline protrudes a few metres beyond the mine waste bund. The following is recommended to be strictly followed:

◾	Filling should be closely monitored as the fill top approaches the drive level above;
◾	Filling should be stopped as the void is almost full, leaving at least half a metre below the floor of the drive;
◾

After curing for 28 days, the unfilled portion should be topped up with mine waste and levelled throughout the length of the drive, so that it can be used as working platform or for tramming or access.

Figure 16.63    Standard End of Line Fill Pour Set-up

Paste Fill Barricades

Barricades are engineered retaining structures that are constructed at the base of open stopes to retain PF until it gains sufficient strength to become self-supporting. Arched shotcrete barricades sprayed onto a curved formwork are recommended. The formwork can be made of any combination of steel or timber and often with mesh and hessian to provide a surface on which to spray the shotcrete.

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16.13	Underground Mining Equipment

16.13.1	Underground Equipment - Upper Mine

The modified drift and fill mining method proposed utilises similar excavation techniques to a civil engineering tunnelling operation. For that reason, equipment has been proposed for the Project which would be utilised on a civil engineering project. The equipment workload is expected to be consistent and therefore the equipment fleet size is expected also to be consistent over the life of the Project. The equipment requirements for each equipment type for the life of the Project are summarised in Table 16.30.

Equipment Type	No. Units

Excavator/Cutter	8

Loader	10

Jumbo	2

Ancillary	7

Table 16.30    Life of Mine Equipment Fleet - Upper Mine

Upper Mine Equipment

Excavators and Rotary Cutters

Most excavations in the upper mine are expected to be highly weathered or highly fractured/faulted zones and where rock is more competent it is not expected to be high strength. Excavation is therefore planned to be predominantly mechanical. Equipment will vary in size but will essentially be 360° excavators some fitted with rotary cutters.

Loaders

Loaders will vary in size and will include front end loaders (FEL), LHDs and bobcats. These will be utilised for material movement from the shaft to the drift and from the drift to the shaft. A larger FEL is utilsed on surface for life of the Project.

Jumbos

Jumbos are expected to be underutilised but will be available for use where more competent ground that stretches the capability of the mechanical excavation equipment is encountered.

Ancillary

Ancillary equipment consists of concrete sprayer, concrete pumps and general-purpose service units.

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16.13.2	Underground Equipment - Lower Mine

For the first three years of mine development (Y-2 to Y1) and initial mine production all mobile equipment will be provided by the mining contractor. Proposed equipment lists included with mining contractor proposals are similar to those proposed for owner mining from the fourth year (Y2) onwards. Contractors will continue to be utilised over the life of mine for raisebore construction.

Equipment requirements have been determined from the mine physicals and typical industry mechanical availability and utilisation which have been adjusted to take into consideration the available working time for underground personnel. Equipment life (operating and percussion hours), rebuild intervals, mechanical availability and utilisation for each equipment type is shown in Table 16.31. The equipment life was provided by the equipment vendors.

Equipment Type	Life (Hrs)	Rebuild (Hrs)	Availability	Utilisation*	LOM Average Utilisation

Jumbo	17,000	8,500	87%	19%	12%

Cable Bolter	17,000	8,500	84%	32%	13%

Production Drill	17,000	8,500	84%	24%	14%

LHD	40,000	20,000	81%	48%	45%

ROM Loader	40,000	20,000	83%	60%	60%

Truck	40,000	20,000	83%	54%	53%

Ancillary	16,000	8,000	85%	54%	16%

*Jumbo and Production Drill showing percussion utilisation. Utilisation is proportion of total hours.

Table 16.31    Mobile Equipment Fleet Availability and Utilisation - Lower Mine

The mobile equipment fleet peaks at 25 units as peak production levels are reached. The LOM equipment requirements for the lower mine are illustrated in Figure 16.64.

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Figure 16.64    Life of Mine Mobile Equipment Fleet - Lower Mine

Major Mobile Equipment

Jumbos

Twin boom electro-hydraulic jumbos will be utilised for lateral development and bolting for excavation of 320 metres per month on average. It is estimated that three twin boom jumbos will be required with an average of just over 100 metres per month advance per jumbo.

Cable Bolter

Cable bolting will be required in all development intersections and extensively through production ore drives for hangingwall and backs support during stoping. A dedicated machine to perform this function will ensure this is completed efficiently.

LHDs

LHDs will be utilised for mucking of all development and stope material. A 17-tonne unit is proposed, which is matched to the development profiles and the proposed 45-tonne truck, with three pass loading of trucks when accounting for bucket fill factors. The forecast loader productivity, of 115 tonnes loaded per operating hour, includes the rehandle assumptions - stope ore will be loaded into an ore pass and then direct from ore pass to truck resulting in high productivity. Three LHDs are expected to be required to provide sufficient capacity for the life of mine development and stoping ore and waste movement.

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Trucks

The proposed truck size has been reduced since the PFS to reduce development profiles and subsequently waste production and to better align with units commonly used in Turkey. A 45-tonne truck is proposed which is compatible with the proposed 17-tonne LHD. Five 45-tonne trucks are estimated to be required for the Project.

Production Drills

The primary production drill will be a top hammer longhole drill which will utilise drill tubes to maintain accuracy of the 89mm production holes. Two primary production drills will be required for the Project.

A secondary production drill is proposed which has the capability of drilling slot rises and longer service holes. This rig would also be utilised for return air longhole rises and would provide additional stope production drilling capacity at times of high demand. One unit is proposed for these tasks over the mine life.

ROM Loader

The nominated ROM loader has a five cubic metre bucket which meets the requirements of the ROM to crusher workload. Each bucket is expected to deliver 10 tonnes to the crusher and the unit will operate at a productivity of 15 buckets per operating hour.

Paste Plant Loader

A loader is also required in the paste plant to feed stockpiled filtered tailings to the paste mixer during periods of peak demand. This unit is proposed to be the same as the ROM Loader and would also provide backup to the ROM Loader.

Supporting Mobile Equipment

Shotcrete Sprayer

An electrohydraulic shotcrete spraying machine will be required for the Project to apply fibrecrete which is recommended as the surface support for all lateral development. One unit is expected to be required for the Project however, given the criticality of this unit it is recommended to have a backup unit.

Transmixer

A machine will also be required for transport of fibrecrete to the shotcrete spraying machine from the batch plant on surface. One unit is expected to be required for the Project however, given the criticality of this unit it is recommended to have a backup unit. Backup will be provided by a transmixer cassette for use with the multi-purpose vehicle.

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Charge up Machine

The explosives loading machine is required for loading of emulsion into development faces and production holes. The work demand for the unit is expected to be three development rounds per day and one production firing every one to two days. The emulsion pump will be leased on a monthly basis from a local supplier.

Grader

A suitably sized underground grader is required to maintain underground roadways for all traffic. One grader will be required for the Project.

Telehandler

A telehandler machine will be required for unloading and loading of mine services, consumables, and explosives. It will also be a resource for the paste crew. Two units are expected to be required.

Scissor Lift

For the installation of mine services (pipe and electrical cable) and installation of secondary ventilation fans a scissor lift is the preferred machine from which to safely carry out these tasks. One unit is expected to be required.

Multi-Purpose Vehicle

A multi-purpose vehicle will be used for personnel transport, fuel and lube servicing, water spray for roadways and backup and/or peak demand support for the transmixer. The unit will be capable of interchanging various cassettes to suit the mines requirements. It is expected that 2 units will be required.

Batch Plant Loader

The batch plant loader will be required to load aggregate and sand into the plant feed hopper. This unit is expected to have a low workload enabling it to also be utilised as a backup for underground services work where required. The size of the unit is suitable for manoeuvring through the underground mine and is typically used as an Integrated Toolcarrier (IT) for underground services work.

16.14	Personnel

16.14.1	Mining Roster

The underground mine will be a 24-hour, seven-day week operation.

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The underground mining roster is driven by Turkish legislation which stipulates a 37.5 hour working week, 8-hour shifts with 0.5-hour meal breaks. Underground operational personnel will work a four-panel roster of day, afternoon, and night shifts. One day per week will consist of only two shifts. This shift will be used to perform additional scheduled maintenance on mobile equipment and an opportunity for overtime underground work to be offered. Figure 16.65 shows the roster over the full three-week cycle.

Nominal shift times will be:

◾	Day Shift 0800 to 1600;
◾	Afternoon Shift 1600 to 2400;
◾	Night Shift 2400 to 0800.

Figure 16.65    Underground Personnel Mining Roster

Permanent surface operational personnel will work 9-hour shifts. Mining management and technical personnel will work a nominal 45-hour week of day shift only.

Mining Headcount - Upper Mine

The upper mine headcount is driven by the activity level for the Project. There is a ramp up period for two years with the establishment of the shaft and ACP followed by steady state activity as the undercut levels are extracted over the remaining ten years. Total personnel requirements peak at just under 230 as shown in Figure 16.66.

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Figure 16.66    Life of Mine Headcount - Upper Mine

Mining Headcount - Lower Mine

The headcount for the lower mine has been determined by the development and stoping activity levels. There is a four year ramp up period followed by a steady state period of activity requiring between 200 to 240 total personnel up to the second last year of operation (Figure 16.67).

Figure 16.67    Life of Mine Headcount - Lower Mine

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16.15	Underground Mine Infrastructure

16.15.1	Mine Infrastructure - Upper Mine

Due to the continuous cycles of excavating and filling each level in the upper mine there is no fixed infrastructure below surface apart from the access and hoisting facilities in the shaft which are extended as each level is completed.

Fixed infrastructure will be established at surface close to the shaft collars to support the DAF mining activities. This will include:

◾	CAF plant;
◾	Gantry Crane;
◾	Compressed air and water supply;
◾	Electrical supply.

Dewatering

The upper mine will be dewatered prior to excavation through surface dewatering wells and (if required) dewatering drainage holes drilled from the lower mine. Dewatering of the Project during excavation will be limited to water generated during mining activities. This will be removed through submersible pumps located in the shafts.

Secondary Egress

Secondary egress is provided with the provision of the dual access of Shaft 1 and Shaft 2. For each level the shafts will be linked prior to commencing production drifts between the perimeter drifts.

16.15.2	Mine Infrastructure - Lower Mine

Mine Dewatering

Dewatering is required to remove all ground water inflow as well as service water used for mine development and production. Service water inflow is estimated to average 6 l/s with the remaining inflow of 30 l/s from groundwater. Approximately 1 l/s of this is expected to be removed as moisture in waste and ore, the remaining 35 l/s will be pumped from the mine to the water treatment plant.

Each level of the mine will have a water collection sump. Sumps will be made up of:

◾	Sumps with no settling dam and drain hole only (500, 525, 575, 600, 625, 650, 675);
◾	Sumps with no settling dam with submersible pump (801, 806, 811);
◾	Sumps with settling dam and submersible pump (425, 450, 475, 550, 625, 675, 725, 750).

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MINING STUDY

The sumps with settling dams will be divided into two sections with the first part of the sump collecting coarser slimes and the water decanting over a concrete retaining wall. Water from the sumps will either pass through drain holes to sumps deeper in the mine or be pumped using 18 kW submersible pumps to one of two main settling sumps. The main settling sumps will be located on the 700 and 475 levels. From the main settling sumps water will drain to the two main pump stations, the first on the 650 level the second on the 450 level. Figure 16.68 shows a schematic of the dewatering system.

Figure 16.68    Dewatering Schematic

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MINING STUDY

Primary pumping from the mine will be done in two stages. Water will first be pumped from the 450 level to the 650 level. At the 650 level, lower level water will join water collected above the 700 level and the combined flow will be pumped to the surface water treatment plant. Pumps will be 132 kW skid mounted progressive cavity pumps which will each be capable of pumping 17.5 l/s.

There will be two duty pumps and one spare pump at each pump station to maintain redundancy. Potentially higher service water inflows from raiseboring and diamond drilling in the early years of the mine life will be offset by lower expected groundwater inflows. This aligns with the recommendations made by the hydrogeological consultants (SRK) - see Figure 16.69.

Figure 16.69    Residual Underground Mine Inflow

During the development phase dewatering will be undertaken utilising a “travelling” progressive cavity pump. Water from development will be pumped from the face to settling sumps and then to the progressive cavity pump where it would be pumped to surface and water treatment. Once excavation has reached the first pump station at 650 level the permanent pump station will be installed. The travelling pump system of staging water will be repeated for the lower section of the mine until the second permanent pump station is established.

Underground Explosives Magazine

The Hod Maden operation is estimated to consume on average 550 tonnes of explosives annually from years 1 to 8 with a peak consumption of 740 tonnes. The explosives magazine will be designed to contain a maximum of 30 tonnes of explosives with detonators kept in a separate magazine. There will be two bays for explosives and one for detonators. The detonator magazine will contain shelving such that packages of detonators can be kept neat and inventory can be easily kept. One of the two explosives cut-outs will also contain some shelving units for packaged emulsion. The remainder of the explosives will be bulk emulsion in IBC tanks and will be handled by forklift or telehandler.

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MINING STUDY

The magazine area will be equipped with a deluge fire suppression system which can either be activated manually or automatically. There will be flow through ventilation in the magazine area with ventilation controlled by a regulator at the magazine area exit. Smaller fans will ventilate the individual magazine bays as required. The entrance will have locked gates such that only authorized personnel will have access to the explosives magazine. Figure 16.70 shows the magazine location in the mine and a plan view of the general layout.

Figure 16.70    725 Level Explosives Magazine

Explosives will be delivered by the supplier directly to the mine portal. Mining personnel will receive the explosives and immediately transport them to the underground magazine. Packaged explosives, detonators and blasting accessories will be transported in cardboard cases while bulk emulsion will be transported in 1000 litre IBC tanks. Detonators and explosives will never be transported together.

If required, the mine’s local explosives suppliers could provide on-site representatives to assist with blast design, explosives inventory management and explosives loading operations. Typically, a supply contract is negotiated with the supplier and the product and service costs, roles and responsibilities, and terms and conditions will be contained in the supply contract.

Mine Communications and Data

Radio communications will be established underground by means of Leaky Feeder and handheld VHF radios. The Leaky Feeder system head-end unit will be installed at a suitable location near the portal. The Leaky Feeder cables will run the length of the decline and to a surface antenna. In the mine, VHF amplifiers will be spaced between Leaky Feeder VHF coax cable segments at no more than 500 m intervals. Leaky feeder cables will also branch out to all active mining levels with “end-of-line” termination antennas, as required. This is a simple and robust system that can be used for communication as the mine is being developed and installed progressively by the development crews.

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MINING STUDY

Once production begins and the mine is getting into using all services such as remote loading in the stopes, backfill placement and monitoring, ventilation fans and dewatering pump monitoring a more robust system would be required. At that stage, in addition to the Leaky Feeder system the mine envisages use of a fibre optics system for video and data transmission.

The Leaky Feeder System will be used for:

◾	Mine Control communications - relay of information (voice);
◾	Primary voice communications - between underground personnel;
◾	Development blasting.

The Digital Fibre Optic and WiFi System will be used for:

◾	Personnel and Equipment Tracking;
◾	Teleremote control;
◾	PF system monitoring;
◾	Ventilation fan and pump control and monitoring;
◾	Stope Blasting;
◾	Stench Gas Release.

Underground Electrical Supply

Underground mines in Turkey typically use 380 V equipment and that has been the assumption for mining equipment and the underground electrical supply for Hod Maden. There are significant limitations on cable runs when running at 380 V compared to 1000 V used widely in other parts of the world. The limited cable runs and the requirement to operate on multiple levels concurrently results in a substation on almost every level of the mine.

Figure 16.71 shows the general underground electrical layout.

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MINING STUDY

Figure 16.71    Underground Electrical Infrastructure - Isometric View Looking Northeast

High voltage power will first be established near the portal where feed to decline fans, pumps and drills will be provided from a surface substation. As the decline progresses a travelling substation will be established as voltage drop becomes too high until the first fixed substation is established at the bottom of the FAR to surface. This will feed fans which will be established at the base of this raise to boost airflow prior to establishment of primary ventilation.

The travelling substation will be established at the 801mRL Level with level substations established on each 25 m spaced level thereafter (except for the bottom 425mRL Level).

A ring feed high voltage line will be run down the escapeway ultimately linking to the 450mRL Level substation and ensuring backup supply to the system.

Power to the primary ventilation fans will not be established across surface but will back feed from the underground mine up the first RAR to the primary ventilation fan substation. A ring feed line for the substation will be installed in the second RAR to ensure secondary high voltage supply.

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MINING STUDY

Mine Emergency Provisions

The mine design has incorporated secondary egress from the bottom of the mine to surface and suitable positions for refuge chambers. Secondary egress is provided for when the primary access to the mine is compromised such as in the event of a rock fall or vehicle accident. Refuge chambers are provided for when the atmosphere in the underground mine becomes toxic. The primary cause of this would be an underground fire. Emergency situations are communicated to all underground personnel through communications systems and the release of stench gas.

Secondary Egress

For the production stoping blocks, a ladderway will be installed in each of the escapeway raises with access off the decline. The raises are sized appropriately to ensure easy passageway.

Refuge Chambers

Fixed and mobile self-sufficient rescue chambers will be located at suitable positions within the mine. They are independent of a compressed air supply with appropriate provisions for safe refuge until any fire is extinguished/burnt out or safe egress is established. These will be located relative to the active working areas to be within the average walking pace duration of a personal self-rescuer device. Four 20-person refuge chambers will be provided in fixed locations throughout the mine. This is to cater for the largest number of personnel ever expected in the mine. Smaller mobile refuge chambers will be utilsed on the levels and for decline advance where personnel have loading operations between them and the path to a fixed refuge chamber.

Stench Gas System

An automatic stench gas warning system will be installed at both the portal and primary FAR. When fired, this system will release stench gas into the main fresh air system allowing the stench gas to permeate rapidly throughout the mine workings.

Stench gas may be released in the event of several mine emergencies, including fire, serious accident, or injury. It is expected that the procedure will be to call in the emergency to a central mine control room from where the release will be triggered.

Once stench is released, underground mine personnel would report immediately to the nearest mine refuge chamber or surface, whichever is closer.

The location of the secondary egress, the fixed 20 person refuge chambers and the stench gas release points are shown in Figure 16.72.

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MINING STUDY

Figure 16.72  Secondary Egress and Fixed Refuge Chamber Locations - Isometric View Looking Northeast

Mine Service Water and Compressed Air

Peak compressed air requirement is estimated at 470 l/s (1,000 cfm) including leakage. To supply this a compressed air reticulation system will be installed. The reticulation will consist of HDPE line running down the main ramp. Service drops will be supplied at 90 m intervals, typically one drop at each level and one drop halfway between levels. Levels will be supplied with HDPE line with service drops located at 60 m intervals.

To supply this line, two rotary screw compressors will be located on surface near the portal. Each compressor will supply 280 l/s (600 cfm) at 8.5 bar (125 psi). The system will include automatic controls to cycle the compressors as well as a 7570 l (2,000 gal) air receiver tank and air dryer.

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MINING STUDY

Typical water demand in the mine is estimated at 6 l/s. Service water will be supplied via HDPE line running from the mill water source to the portal and down the main ramp. Service drops will be supplied at 90 m intervals, typically one drop at each level and one drop halfway between levels. Pressure reducing station will be placed at each level to maintain pressure at 4.8 bar (70 psi) on the levels and a max pressure of 7.5 bar (110 psi) in the ramp. Levels will be supplied with HDPE line with service drops located at 60 m intervals.

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RECOVERY METHODS

17.	RECOVERY METHODS

17.1	Introduction

The processing plant, will have the capability of treating 800,000 dry tonnes of underground ore per year(dry t/y) of gold bearing copper sulfide material over the life-of-mine (LOM). The plant design will incorporate crushing, grinding, and flotation techniques to maximise the recovery of copper and gold from the ore.

Flotation test work has demonstrated the majority of the sulfide minerals/assemblages are liberated at 106 µm, however grinding the bulk rougher tailing finer will improve the overall gold recovery. Following an economic evaluation the mill-float-mill-float (MF2) flowsheet was selected. The ore to be processed has been classified into two main categories; Regular Ore and Pyrite Ore. The flowsheet will be reconfigured when processing Pyrite Ore to maximise the recovery of gold.

The Regular Ore flowsheet is shown by Figure 17.1 and summarised as:

◾	Primary ore crushing of ROM to produce a crusher product size of 80% passing 77 mm;
◾	Primary milling in closed circuit with hydrocyclones to produce an 80% passing 106 µm grind size;
◾

Bulk flotation of the primary ground material to generate a bulk concentrate. The bulk concentrate will be directed to the Regrind Circuit. The bulk flotation tails will be directed to the Secondary Grinding Circuit;

◾

Secondary grinding of the bulk flotation tails in a variable speed stirred mill in closed circuit with hydrocyclones to produce an 80% passing 38 µm grind size. Secondary grinding of the bulk rougher tails has shown to improve the recovery of gold;

◾

Bulk scavenger flotation of the secondary ground material to the bulk scavenger concentrate. The bulk scavenger concentrate will be directed to the Copper Flotation Circuit. The bulk scavenger tailings, low in sulfidic material will be directed to the low sulfide tailings thickener via the deslime cyclone circuit;

◾	A variable speed concentrate regrind mill in closed circuit with hydrocyclones to produce an 80% passing 30 µm grind size;
◾

A Copper Flotation Circuit, comprising rougher and scavenger stages. The copper rougher concentrate will be directed to the Copper Cleaner Flotation Circuit. The copper scavenger concentrate is to be recirculated to the copper flotation conditioning tank;

◾	Three stages of copper cleaner flotation to produce a final concentrate at the required copper grade;
◾	Product thickening, filtration and packaging;
◾	Sulfide tailings thickening and disposal to the Tailings Storage Facility (TSF); and
◾	Low sulfide tailings deslime circuit, thickening, filtration and paste backfill.

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RECOVERY METHODS

The Pyrite Ore flowsheet will produce a copper concentrate and a saleable pyrite concentrate to maximising the overall gold recovery from the circuit. Pyrite concentrate with a gold grade >10 g/t is suitable for sale. The flowsheet is shown by Figure 17.2 and summarised as:

◾	Primary ore crushing of ROM to produce a crusher product size of 80% passing 77 mm;
◾	Two stage grinding (primary milling followed by secondary milling) in closed circuit with hydrocyclones to produce an 80% passing <53 µm grind size;
◾

The Bulk Rougher Flotation Circuit will function as a copper float, by raising the slurry pH to 10.5 -11.0 with the addition of lime to the grinding circuit. Increasing the pH will allow selective recovery of copper minerals whilst suppressing pyrite. The copper concentrate will be directed to the Regrind Circuit;

◾

The Bulk Scavenger Flotation Circuit will function as a pyrite float. The pyrite concentrate will be directed to the sulfide tailings thickener, repurposed as a pyrite concentrate thickener. The pyrite float tailings, low in sulfidic material will be directed to the low sulfide tailings thickener;

◾	A concentrate regrind mill in closed circuit with hydrocyclones to reduce the copper concentrate to an 80% passing 30 µm grind size;
◾	The Copper Flotation Circuit on Regular Ore will function as the first copper cleaning stage on Pyrite Ore;
◾

The first and second copper cleaning stages on Regular Ore will function as second and third copper cleaning stages on Pyrite Ore. The third copper cleaning stage on Regular Ore will be bypassed when processing Pyrite Ore;

◾	Product thickening, filtration and packaging (dedicated systems for copper and pyrite concentrates); and
◾	Low sulfide tailings deslime circuit, thickening, filtration and paste backfill.

Various utility and plant infrastructure such as water supply, reagents supply and distribution, air services, electrical energy supply and distribution, roads, communications and site buildings will support the Project.

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RECOVERY METHODS

MINE
ROM BIN
APRON FEEDER
PRIMARY JAW CRUSHER
PRIMARY CRUSHER DISCHARGE CONVEYOR
COARSE ORE BIN FEED CONVEYOR
COARSE ORE BIN
RECLAIM FEEDER
MILL FEED CONVEYOR
PROCESS WATER
PRIMARY MILL
PRIMARY MILL DISCHARGE HOPPER
PRIMARY CYCLONE CLUSTER
PRIMARY TRASH SCREEN
REAGENTS
BULK ROUGHER CONDITIONING TANK
BULK ROUGHER FLOTATION CELLS
SECONDARY CYCLONE CLUSTER
SECONDARY MILL (STIRRED MILL)
SECONDARY TRASH SCREEN
SECONDARY MILL DISCHARGE HOPPER
REGRIND CYCLONE CLUSTER
REGRIND MILL
LIME
REGRIND MILL DISCHARGE HOPPER
BULK SCAVENGER CONDITIONING TANK
BULK SCAVENGER FLOTATION CELLS
COPPER ROUGHER CONDITIONING TANK
COPPER ROUGHER FLOTATION CELLS
COPPER SCAVENGER FLOTATION CELLS
FLOCCULANT
SULFIDE TAILINGS THICKENER
PROCESS WATER
SULFIDE TAILINGS TANK
TAILINGS STORAGE FACILITY
TAILINGS HOPPER
COPPER CLEANER CONDITIONING TANK
BULK SCAVENGER CLEANER FLOTATION CELLS
FILTRATE
COPPER CONCENTRATE THICKENER
COPPER CONCENTRATE FILTER
COPPER FILTER FEED TANK
VIA FEL
COPPER CONCENTRATE STOCKPILE
COPPER CLEANER 1 FLOTATION CELLS
COPPER CLEANER 2 FLOTATION CELLS
COPPER CLEANER 3 FLOTATION CELLS
COPPER CONCENTRATE
COPPER CONCENTRATE LOADING SYSTEM
TO PORT
PASTE FILTER
PASTE FILTER FEED TANK
LOW SULFIDE TAILINGS THICKENER
CEMENT SILO
REVERSIBLE CONVEYOR
STOCKPILE FEED CONVEYOR
PASTE SLURRY FEED TANK
PASTE MIXER
PASTE MIXER FEED CONVEYOR
STACKED TAILINGS

Figure 17.1    Simplified Process Flow Diagram - Regular Ore

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RECOVERY METHODS

MINE
ROM BIN
APRON FEEDER
PRIMARY JAW CRUSHER
PRIMARY CRUSHER DISCHARGE CONVEYOR
COARSE ORE BIN FEED CONVEYOR
COARSE ORE BIN
RECLAIM FEEDER
PROCESS WATER
MILL FEED CONVEYOR
PRIMARY MILL
PRIMARY MILL DISCHARGE HOPPER
PRIMARY CYCLONE CLUSTER
SECONDARY MILL (STIRRED MILL)
LIME
SECONDARY MILL DISCHARGE HOPPER
PRIMARY TRASH SCREEN
REAGENTS
BULK ROUGHER CONDITIONING TANK
COPPER ROUGHER FLOTATION CELLS
REGRIND CYCLONE CLUSTER
REGRIND MILL
LIME
REGRIND MILL DISCHARGE HOPPER
COPPER ROUGHER CONDITIONING TANK
REAGENTS
CONDITIONING TANK
FILTRATE
FLOCCULANT
PYRITE CONCENTRATE THICKENER
PROCESS WATER
PYRITE CONCENTRATE FILTER
PYRITE FILTER FEED TANK
LOW SULFIDE TAILINGS TANK
PROCESS WATER
TAILINGS STORAGE FACILITY
COPPER CLEANER 1 SCAVENGER CELLS
COPPER CLEANER 1 FLOTATION CELLS
PYRITE FLOTATION CELLS
VIA PEL
PYRITE STOCKPILE
VIA PEL
PYRITE CONCENTRATE
TO PORT
REAGENTS
COPPER CLEANER CONDITIONING TANK
PYRITE CONCENTRATE
DESLIME CYCLONE CLUSTER
FILTRATE
FLOCCULANT
COPPER CONCENTRATE THICKENER
PROCESS WATER
COPPER CONCENTRATE FILTER
COPPER FILTER FEED TANK
VIA PEL
COPPER CONCENTRATE STOCKPILE
VIA PEL
COPPER CONCENTRATE LOADING SYSTEM
COPPER CONCENTRATE
TO PORT
COPPER CLEANER 2 FLOTATION CELLS
COPPER CLEANER 3 FLOTATION CELLS
COPPER CONCENTRATE
FILTRATE
FLOCCULANT
PROCESS WATER
LOW SULFIDE TAILINGS THICKENER
PASTE FILTER
PASTE FILTER FEED TANK
TO TSF
PASTE SLIMES TAILINGS TANK
CEMENT SILO
REVERSIBLE CONVEYOR
STOCKPILE FEED CONVEYOR
MINE
PASTE MIXER
PASTE MIXER FEED CONVEYOR
STACKED TAILINGS

Figure 17.2    Simplified Process Flow Diagram - Pyrite Ore

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RECOVERY METHODS

17.2	Process Design Criteria

The Process Plant will operate a continuous 24 hours per day, three 8 hour shifts per day, and 365 days per year. Plant operating hours will be 6,650 h/y (76% operational uptime) for the Crushing Plant and 8,068 h/y (92.1% operational uptime) for the Process Plant. The Process Design Criteria (PDC) has been used to develop mass balances that form the basis for process plant equipment sizing, with key elements derived from the metallurgical test work program. Selected aspects of the PDC are summarised in Table 17.1. Statements of ore grade, concentrate grade and metals recovery relate to figures used for design purposes, rather than being a prediction of production, grade or recovery.

Criteria	Units	Value	Comments

Annual Plant Throughput	t	800,000	Basis of design

Operating Time - Crushing plant	h	6,650	76% operational uptime

- Process plant	h	8,068	92.1% operational uptime

Nominal Processing Rate - Crushing plant	t/h	120

- Process Plant	t/h	99.2

Regular Ore Grade

- Copper	% Cu	1.18	AMC, LOM ore delivery schedule

- Gold	g/t Au	7.36	AMC, LOM ore delivery schedule

Pyrite Ore Grade

- Copper	% Cu	2.65	AMC, LOM ore delivery schedule

- Gold	g/t Au	15.12	AMC, LOM ore delivery schedule

Copper Concentrate

- Cu grade	% Cu	22.4	AMC, LOM ore delivery schedule

- Au grade	g/t Au	117.9	AMC, LOM ore delivery schedule

- Cu recovery	%	93.95	AMC, LOM ore delivery schedule

- Au recovery	%	81.31	AMC, LOM ore delivery schedule

Pyrite Concentrate

- Sulfide sulfur grade	% S2-	43.6	AMC, LOM ore delivery schedule

- Au grade	g/t Au	14.16	AMC, LOM ore delivery schedule

- Au recovery	%	15.37	AMC, LOM ore delivery schedule

Table 17.1    Key Production Criteria

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RECOVERY METHODS

17.3	Process Description

17.3.1	Crushing

The Crushing Circuit will operate at a nominal crushing rate of 120 dry t/h. A ROM pad for storage of ore delivered by mine haul trucks will be established adjacent to the crushing plant feed bin (ROM bin). The ore will be stored in four separate covered stockpiles, and will be reclaimed from the stockpiles by Front End Loader (FEL) for delivery to the ROM Bin. A static grizzly above the ROM Bin screens out oversize ore. The ROM Bin will discharge via a variable speed feeder to the Primary Jaw Crusher. The crushed ROM will be conveyed to the Crushed Ore Bin. Given the Project is an underground mine, it is expected that ground supports and other tramp will regularly find their way to the plant feed, and the circuit will be equipped with a magnet to collect tramp not removed manually on the ROM pad.

17.3.2	Ore Storage and Reclaim

The Coarse Ore Bin will provide a surge capacity of 14 hours at the design milling rate. Crushed ore will be withdrawn from the bin by a variable speed reclaim feeder. The reclaim feeder will discharge onto the Primary Mill Feed Conveyor and conveyed to the Primary Mill.

17.3.3	Primary Grinding and Classification

The 2.4 MW Primary Mill will discharge into the Cyclone Feed Hopper via a trommel screen fitted to the discharge trunnion, and pumped to a cluster of hydrocyclones. Pebbles/scats that may arise will be washed in the trommel and subsequently recycled to the Primary Mill or discarded to a bunker if barren.

The hydrocyclone overflow will gravitate to the Bulk Flotation Trash Screen, whilst the coarse underflow will be recycles to the Primary Mill. The Primary Mill hydrocyclone overflow will be sampled and analysed by a Courier 6G On Stream Analyser (OSA) for multiple elements including iron, copper and gold, and used for metallurgical control of the plant. The particle size distribution of the primary hydrocyclone overflow (bulk rougher flotation feed) will be measured by a particle size analyser (PSA).

17.3.4	Bulk Flotation and Secondary Grinding Circuit

When processing Regular ore, bulk flotation will separate sulfide minerals from gangue in the ore and will be conducted at natural pH. The bulk rougher concentrate will be pumped to the Concentrate Regrind Circuit, with the bulk rougher tailings pumped to the Secondary Grinding Circuit (stirred mill type) and subjected to further classification and grinding. The Secondary Mill will discharge into the Secondary Cyclone Feed Hopper and pumped to hydrocyclones. The hydrocyclone overflow will gravitate to the Bulk Scavenger Flotation Circuit, with the underflow recycled to the Secondary Mill. The particle size distribution of the secondary hydrocyclone overflow (bulk scavenger flotation feed) will be measured by a particle size analyser (PSA). Bulk scavenger concentrate will be pumped to the Bulk Scavenger Cleaner Circuit with the bulk scavenger flotation tailings pumped to the Low Sulfide Tailings Thickener. The tail will be sampled and analysed by an OSA for multiple elements.

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RECOVERY METHODS

The Bulk Scavenger Cleaner Circuit will produce a bulk cleaner scavenger concentrate and will be pumped to the Copper Flotation Circuit, with the bulk scavenger cleaner tailings, high in sulfides will be pumped to the Sulfide Tailings Thickener by way of the OSA.

When processing Pyrite ore, copper sulfide minerals will be separated from other sulfide minerals and gangue by floating at an elevated pH (10.5 - 11.0) achieved by the addition of hydrated lime to the circuit. The copper concentrate will be produced from the bulk rougher flotation stage, with a gold bearing pyrite concentrate produced from the bulk scavenger flotation stage.

17.3.5	Concentrate Regrind, Copper Flotation and Cleaning

The bulk rougher/scavenger concentrate will be subjected to differential flotation and produce a saleable copper concentrate achieved by elevating the slurry pH with lime to depress other sulfide minerals (mainly iron sulfides) and the addition of a selective copper collector.

The bulk concentrate will be ground in a stirred mill, to the target size of 30 µm and then subjected to copper roughing and scavenging flotation followed by three stages of cleaning. The particle size distribution of the regrind hydrocyclone overflow (copper rougher flotation feed) will be measured by a particle size analyser (PSI).

The copper concentrate from the third cleaning stage will be pumped to the Copper Concentrate Thickener, with the copper scavenger flotation tailings pumped to the Sulfide Tailings Thickener.

17.3.6	Copper Concentrate Thickening and Filtration

The copper concentrate will be thickened by the Copper Concentrate Thickener. The thickener overflow, elevated in pH will be directed to the Copper Thickener Overflow Tank. The thickened copper concentrate will be dewatered by the Copper Concentrate Filter. The filtered copper concentrate will discharge via a chute to the concentrate bunker located inside the concentrate storage shed.

17.3.7	Low Sulfide Tailings Deslime, Thickening and Paste Fill

When the Paste Plant is online, bulk flotation tailings will be pumped to the Deslime Circuit to deslime the tailings and improve the tailings filtration rate for paste backfill. Deslime cyclone overflow will gravitate to the Low Sulfide Tailings Thickener with the deslime hydrocyclone underflow stream directed to the Paste Plant and dewatered by a vacuum belt filter. When the Paste Plant is offline, the entire bulk flotation tailings stream will be diverted to the Low Sulfide Tailings Thickener.

Filtered cake from the vacuum belt filter will be conveyed by the Paste Mixer Feed Conveyor to the Paste Mixer and thoroughly combined with ground blast furnace slag (GBFS) cement and thickened deslime overflow to obtain the desired paste density and yield stress. The mixed paste will discharge by gravity to the Paste Hopper through a static screen and then pumped by a positive displacement piston pump underground for distribution.

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RECOVERY METHODS

As the paste demand will vary, excess low sulfide tailings will be discarded to the TSF via the Sulfide Tailings Tank.

Overflow from the Low Sulfide Tailings Thickener will be directed to the neutral process water system.

17.3.8	Sulfide Tailings Thickening and Disposal

Bulk scavenger cleaner flotation tailings and copper scavenger flotation tailings will be combined and pumped to the Sulfide Tailings Thickener. The thickened underflow will be pumped to the Sulfide Tailings Tank and then pumped by positive displacement piston pumps to the TSF.

When processing Pyrite ore, the Sulfide Tailings Thickener will be repurposed to thicken pyrite concentrate. The thickened pyrite concentrate will be dewatered by the Pyrite Concentrate Filter and discharge via a chute to the concentrate bunker located inside the concentrate storage shed.

When processing Pyrite ore, no sulfide tailings will be pumped to the TSF. Overflow from the Sulfide Tailings Thickener, elevated in pH, will be directed to the alkaline process water system.

17.4	On Stream Analyser

The performance of the flotation circuit will be monitored by a Courier 6G OSA. The unit will measure copper and gold and other elements positioned above calcium on the periodic table. Sulfur cannot be measured, but will be analysed by the on-site laboratory from shift composite samples.

A particle size analyser will provide analysis to assist in monitoring and control of the grinding circuits. The streams analysed will be:

◾	Primary cyclone overflow or bulk rougher flotation feed;

◾	Secondary cyclone overflow or bulk scavenger flotation feed;

◾	Regrind cyclone overflow or copper rougher flotation feed.

17.5	Water Treatment

Water management around the site will be controlled by a series of ponds and pumping systems. All excess contact water will be treated through the Water Treatment Plant (WTP) prior to disposal. The WTP will be designed for a peak treatment rate of 200 m3/hr, equivalent to a 10 year storm event falling on contact areas.

For the FS, the proposed WTP will consist of the following treatment stages:

◾	Water pre-treatment to reduce the total suspended solids (TSS) concentration loading;

◾	Two activated carbon adsorption columns operating in parallel;

◾	A neutralisation and base metal removal stage.

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RECOVERY METHODS

17.6	Reagents

The following key reagents will be used in the treatment facility based on the metallurgical test work:

◾	Sodium isopropyl xanthate (SIPX);

◾	Aero 3418A;

◾	Aero 7249;

◾	F549 frother

◾	Flocculant;

◾	Ground blast furnace slag (GBFS) cement;

◾	Hydrated lime.

17.7	Services

17.7.1	Water Services

Water services include:

◾	Raw water supplied by extraction wells;

◾	Water supply as make-up to the process water systems, reagent mixing, filter cloth wash, fire water, truck wash and the OSA.

The Process Plant raw water consumption has been estimated at 88 m3/h when processing Regular Ore and 79 m3/h when treating Pyrite Ore. During periods when the Paste Plant is not operational, the raw water consumption will decrease to 80 m3/h when processing Regular Ore and about 45 m3/h on Pyrite Ore. The higher raw water consumption when the Paste Plant is online is due to its instantaneous capacity.

Water for human consumption will be supplied as bottled water.

There will be two process water systems; a neutral and an alkaline (elevated pH) system. Neutral process water is used in the following plant areas:

◾	Primary and secondary grinding and classification;

◾	Bulk flotation;

◾	Flocculant dilution and spray water to the low sulfide tailings thickener;

◾	General hose down requirements.

Alkaline (elevated pH) process water is used in the following plant areas:

◾	Concentrate regrind and classification;

◾	Copper flotation and copper cleaning stages;

◾	Flocculant dilution and spray water to the copper concentrate and sulfide tailings thickener.

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RECOVERY METHODS

17.7.2	Air Services

Air services include:

◾	Plant and instrument air;

◾	High pressure air supplied to the concentrate filters;

◾	Low pressure air supplied to the flotation area.

17.8	Equipment Selection

Equipment selection was undertaken through budgetary enquiries to multiple vendors for all major packages. Equipment specifications and datasheets were prepared for each equipment package to allow quotation preparation by vendors. The quotations were technically and commercially evaluated to select suitable equipment for the Project.

17.8.1	Grinding Mills

The Primary Mill will be a trunnion supported mill with a variable voltage, variable frequency (VVVF) drive for the Primary Mill. The Secondary Mill and Concentrate Regrind Mill will be VVVF stirred mills. Vendors provided their technically preferred solution based on information included within respective datasheets.

17.8.2	Flotation Cells

The flotation cells will be agitated and forced air aspirated. Vendors provided their technically preferred solution for each flotation stage that best accommodates the operating requirement for both the Regular and Pyrite ore types.

17.8.3	Thickeners

The Concentrate and Tailings Thickeners are carbon steel, high-rate above-ground thickeners complete with a full truss bridge, multi-pinion system of planetary gearboxes, hydraulic rake drive system and control panel. Test work had been performed by one of the vendors.

17.8.4	Filters

The vendor which performed the filtration test work provided a technically preferred solution. The plate and frame filters where selected for the concentrate filtration duties and a vacuum belt filter for tailings filtration. Test work had been performed by one of the vendors.

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PROJECT INFRASTRUCTURE

18.	PROJECT INFRASTRUCTURE

18.1	Introduction

The Hod Maden Project facilities are to be constructed on a greenfields site. Some limited infrastructure has already been established to support the exploration activities but this will only be used for pioneering activities once the Project is approved to proceed.

The majority of the proposed project infrastructure will be located in the Maden Valley and extend into Powerline Valley, which is accessible from State Road D.950 via an existing all-weather sealed road. The tailings storage facility, waste storage facility, and aggregate borrow pit are to be located in Saliçor Valley, which lies to the north of the Maden Valley and is currently accessed by an unsealed road from Maden Valley.

The proposed infrastructure that will be above or adjacent to the orebody in Maden Valley will include:

◾	Site access road (which will be upgraded and incorporate four short tunnels, to facilitate construction and mining operations);

◾	Maden Creek and Surakev Creek flood control alignment drain/s;

◾	Site gatehouse;

◾	Yukarımaden to site access bridge;

◾	Access road and tunnel linking Maden Valley to Saliçor Valley;

◾	Amenities and administration buildings;

◾	Processing, maintenance, and emergency services building;

◾	Mining technical services building;

◾	Integrated prayer room, site change house (dry), and restaurant;

◾	Security facilities and infrastructure;

◾	ROM pad, ROM storage and ROM bin;

◾	Processing plant and process offices;

◾	Paste plant and temporary dry tailings storage;

◾	Accommodation village and associated catering facilities;

◾	Plant maintenance workshops;

◾	Plant and mining warehouse;

◾	Laboratory;

◾	Reagents storage building;

◾	Mining concrete batch plant,

◾	Fuel farm;

◾	Heavy vehicle/light vehicle wash-down bays;

◾	Mine ventilation fans;

◾	Mining heavy vehicle workshop;

◾	Shaft cranage and hoisting facilities;

◾	CAF batching plant;

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RECOVERY METHODS

◾	Water management diversion channels;

◾	Tailings dewatering;

◾	Water supply system;

◾	Sewage treatment facilities;

◾	Water treatment plant.

Minimal infrastructure will be situated in the Saliçor Valley due to the distance from the main operating center and the difficulty in accessing this location. The infrastructure in Saliçor Valley will include:

◾	Essential water services;

◾	Tailings storage facility and associated overdrain and underdrain systems;

◾	Mining waste dump and associated overdrain and underdrain systems; and

◾	Aggregate quarry.

The overall site layout is shown in Figure 18.1.

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PROJECT INFRASTRUCTURE

PLANT NORTH
741500.000 E
741250.000 E
741000.000 E
740750.000 E
740500.000 E
740250.000 E
740000.000 E
739750.000 E
TSF
WASTE DUMP
TUNNEL
POWER LINES
FUTURE SOCIAL FACILITIES AREA
POWER PLANT
PROCESS PLANT
TUNNEL ENTRANCE-EXIT
POWERLINE VALLEY
EXCESS CUT STORAGE
TUNNEL ENTRANCE-EXIT
QUARRY
TOP SOIL STORAGE AREA
PORTAL
TEMPORARY VILLAGE
MADAN ALLEY
SALICOR VALLEY
PERMANENT VILLAGE
PRELIMINARY NOT FOR CONSTRUCTION
SCALE OF METRES

Note: Surface infrastructure for Upper Mine (Modified DAF) not shown.

Source:      GRES, 2020.

Figure 18.1    Overall Site Layout

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PROJECT INFRASTRUCTURE

18.2	Roads and Site Access

The main access to site is from Artvin through regional paved roads (Erzurum Artvin Yolu; State Road D.950). Artvin city center is approximately 70 km from Yukarimaden village. A detailed assessment of the condition of the road from Artvin to the Yukarimaden Village via the access road from the Şengan Valley intersection with State Road D.950, was completed and it was noted that the road is in good condition. The road from Artvin (and indeed the coast at Hopa) to the abovementioned intersection is single carriageway, winding, and has some isolated steep grades. However, the road is well paved, generally in good condition and easily passable by commercial trucks. This segment of the access road requires no modification for construction and long-term operations.

The existing road deteriorates after the turn-off into the Şengan Valley (the last segment of the Madenler Creek Network) and as the road progresses through the Surakev and Maden Valleys, it continues to narrow and is unsealed in places. This road will require remediation to enable construction works to commence and major upgrade works to make it suitable for long term mining operations traffic.

18.2.1	Yukarimaden Access Road

The Yukarimaden access road will provide access from the main Artvin - Erzurum highway. This road commences at the Şengan Valley intersection with the Artvin-Erzurum state road and will generally follow the existing provincial road but will require major upgrades and the inclusion of four short tunnels to safely navigate through the difficult terrain.

Artmin has engaged with State and local authorities to develop an accord for the upgrade and realignment of the Yukarimaden access road. A protocol between Artvin Special Provincial Administration (on behalf of Artvin Governorship) and Artmin has been agreed to improve the existing road by constructing access tunnels and bridges. The Artvin Special Provincial Administration will be responsible for all permitting and land access requirements.

Significant improvements will be made in terms of driving comfort, traffic safety, and traffic density on the proposed route. The route will also be modified to provide bends and inclinations suitable for standard trucks and public vehicles. Improvement of the Yukarimaden access road is a key project risk mitigating action, which will reduce both construction and operating risks, whilst improving accessibility to the region for the general public.

This road will remain the main access road for both the mine and public.

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18.2.2	Site Roads

The existing road in Maden Valley is the starting point of the Hod Mine site access road, and will be the primary means of accessing the site. This access road is also used by locals residing in Meydan District which is the nearest residential area to the Project site. Within the scope of the Maden and Şurakev Creek diversion works, service roads for the non-accessible sections of the channel will be provided for maintenance purposes during operation. In addition to new service roads, the existing and proposed routes of the main access road will also be used for this purpose. Additionally, the present road located at the left bank of the old-school region channel will be upgraded as a service road (i.e. improving the quality of road pavement and enlarging the traffic lane width) at locations where they form part of the public access road.

The existing Saliçor access road falls within the fence line boundary of the proposed project infrastructure. A new public road section will bypass this portion of the existing road to ensure public traffic and construction or operations traffic do not mix with each other.

The layout of site access roads is provided in Figure 18.2.

Maden Valley and Powerline Valley Roads

A 1,585 m long road will be constructed from Maden Valley, rising up the Powerline Valley to reach the Saliçor tunnel portal. This access road to the Saliçor tunnel portal will also be used to access both topsoil and excess cut storage areas. Access to the substation area located in the Maden Valley will be provided by a 250 m long dirt road that runs off the public access road to Saliçor Valley.

Saliçor Valley Roads

Two separate access roads are proposed from the north end of the Saliçor tunnel to access the waste dump area and Tailings Storage Facility (TSF). Access to the waste dump perimeter berm will be provided by a 190 m long road. Access from the north end of the Saliçor tunnel to the TSF perimeter berm will be provided by a 1,147 m long haulage road.

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PROJECT INFRASTRUCTURE

Access Routes
Proposed Roads
Tunnel
Creek Diversion
Existing Roads
N
741000
742000
TSF
Aggregate Quarry
PAG WDF
TSF Access
4545000
Tunnel
4544000
Excess Cut Storage
4543000
TopSoil_Storage
Substation
Facility Area
Surakev Diversion
TopSoil Storage
Aktas
Aktas Diversion
Artmin Accoms
4542000
740000
0
500
1 000
1 500
2 000 m

Source:    INR, 2020

Figure 18.2 Site Access Roads Plan View

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18.3	Mining Surface Infrastructure

The mining team will manage, supervise and control the mining operations from the mining administration and technical services offices and facilities located between the mine portal and the ROM Pad.

A dedicated mining facilities complex will be constructed directly adjacent to the mine portal as shown in Figure 18.3. Facilities planned for this area will include:

◾	Mining office (located adjacent to the ROM pad);
◾	Heavy vehicle workshop and lubricant storage facilities;
◾	Mining batch plant;
◾	Fuel farm;
◾	Waste re-handle stockpile;
◾	Heavy vehicle and light vehicle wash-down bay;
◾	Temporary explosives magazine;
◾	Core shed and;
◾	Mobile equipment go-line for shift change.

Source:    GRES, 2020

Figure 18.3    Mining Surface Infrastructure Layout

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18.3.1	Mining Office

All mining activities, mine planning, mine maintenance, geology, and survey activities will be managed and coordinated from the Mining Office. Located between the mine portal and the processing plant, adjacent to the ROM Pad, mining personnel will have close access to the mining facilities, ROM pad and underground workings whilst also being able to utilize the common infrastructure located adjacent to the processing facilities (such as the change rooms and prayer room).

The Mining Office will comprise a prefabricated modular double story building 19.2 m long by 15 m wide by 6.4 m high under eave.

18.3.2	Heavy Vehicle Workshop

The heavy vehicle workshop will consist of a 30 m wide by 18 m deep and 13 m high steel portal framed and clad shed located directly adjacent to the mine portal. The main workshop bays shall be enclosed by roller doors and used to service and maintain the underground mining equipment.

The heavy vehicle workshop will comprise five bays to accommodate the activities listed below:

◾	1 major repair bay;
◾	1 preventative service and maintenance bay;
◾	1 welding bay;
◾	1 service ramp;
◾	1 warehouse bay to service the overhaul bay with parts and special tools;
◾	1 tyre handling bay - open drive through bay with no entrance door or cladding on the rear wall.

This workshop will incorporate an Overhead Travelling Crane (OHTC) that will service the overhaul and service bays only with the following features:

◾	10 t working load limit (WLL) main hook/5 t WLL auxiliary hook;
◾	10 m clearance under the main hook to suit Sandvik TH 545i haul trucks with the tray body raised.

The workshop shall also incorporate the following:

◾

An elevated 72 m² prefabricated modular Supervisors office complete with kitchen facilities. This building will be located on a mezzanine level to enable supervisors to oversee equipment repairs and general activities within the workshop area;

◾	Small ablutions;
◾	An external hardstand area for the storage of larger equipment, spares and mining consumables;
◾	Undercover oil/lubricants storage.

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18.3.3	Mining Concrete Batch Plant

This facility will include a 35 m3/hour concrete batching plant suitable for delivering concrete and fibre reinforced sprayed concrete to the mine. When available, this plant will also be used to supplement the construction batch plant for other construction activities. The batch plant will be installed adjacent to the mine portal area, south of the mining workshop, with sufficient segregation from the portal area and haul road to minimize interactions between lime and aggregate delivery trucks and any mining fleet.

18.3.4	Fuel Farm

The fuel farm shall service the underground mining fleet and light vehicles operating on the surface. The facility shall comprise the following items:

◾

Two (2) off 55 kL double skinned, self-bunded fuel tanks, complete with interconnecting dual-contained pipework and valves, access walkways, platform and access ladder; tank gauging system with remote display, leak detection system/alarms and PE cell-controlled lighting mounted on the tanks for operation by personnel at night;

◾

Fuel unloading system capable of simultaneously unloading a double tanker comprising of canopy-mounted duty and stand-by diesel unloading pumps, distribution board allowing monitoring of fuel unloading over the Ethernet, NMI approved flow meter and local start and emergency stop control stations for each unloading connection point;

◾

Fuel dispensing system complete with heavy vehicle fuel dispensing pump and light vehicle fuel dispensing pump, heavy vehicle dispensing retractable high mast with 6 m of fuel hose and “Dry Break” nozzle (250 Lpm rated) mounted to the tank canopy - swipe card controlled; and an light vehicle dispensing retractable high mast with 6 m of fuel hose and “Dry Break” nozzle (100 Lpm) mounted to the tank canopy - swipe card controlled;

◾	Fuel management system complete with 150 swipe cards with the ability for site personnel to program the cards on site for any approved users.

18.3.5	Heavy and Light Vehicle Wash-Down Bay

The heavy vehicle and light vehicle wash-down facility shall service the underground fleet in addition to light vehicle operating on the surface around the process plant. This facility shall comprise the following items:

◾	Heavy vehicle wash-down pad complete with working platforms and pressure cleaning guns to suit;
◾	Light vehicle wash-down pad complete with fixed spray assemblies;
◾	Drive-in collection sump;
◾	Oily water separator complete with required discharge pumps;
◾	Fresh water and recycle water pumps and tanks as required.

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18.3.6	Temporary Explosives Magazine

As discussed in Part 16, the permanent mining explosives magazine will be located on the 725 level of the underground mine. A temporary explosives storage magazine will be required on the surface until the mine has been developed to this level. The Project will utilize a mobile type explosives magazine which is commonly used in Turkey. The temporary magazine will be located adjacent to the topsoil storage facility, north of the mine portal in Powerline Valley. The facility will be surrounded by barbed wire fences with a controlled entrance, security cabin, security system, lightning rod and its own security personnel.

18.3.7	Core Shed

The Core Shed shall be a 24 m long by 18 m wide by 4 m high under eave, steel portal framed building. The Core Shed building will be used for the storage and handling of core samples.

18.3.8	Dedicated Upper Mine Surface Infrastructure

The dedicated upper mine surface infrastructure will be located south of the main mine facilities and west of the process plant and adjacent to the two access shafts. Facilities planned for this area will include:

◾	Shaft cranage and hoisting facilities;
◾	CAF batch plant;
◾	Electrical supply;
◾	Mine ventilation fans;
◾	Ore and waste rehandle area.

The general site layout for shaft 1 is shown in Figure 18.4.

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PROJECT INFRASTRUCTURE

EXISTING HIGHWAY
SHAFT SITE EXTENTS
ACCESS ROAD AND RAMP TO BE 250mm CONCRETE AND BE CONNECTED INTO EXISTING HIGHWAY BY MAIN CONTRACTOR
1 IN 4 ACCESS RAMP
3m LONG SOIL NAILS @ 2 x 2m GRID SPACINGS
150mm SPRAYED CONCRETE TO FACE OF EXCAVATION WITH A393 MESH
MOBILE CRUSHING PLANT
BACKFILL CONVEYORS AND STOCKPILE LOCATION TO BE FINALIZED AT A LATER STAGE TO ACCOMMODATE SITE INFRASTRUCTURE
2m DIAMETER BY 6m DEEP DRAINAGE SUMP TO BE PUMPED BY CONTRACTOR
EXTENTS OF "FLAT" SITE AREA AROUND SHAFT
HARD STANDING FALL DIRECTION
CONCRETE PADS TO BE 250mm DEEP
VENTILATION
GANTRY
SHAFT 1
500mm DIAMETER PILES FOR GANTRY FOUNDATIONS 5m DEEP WITH 400mm DEEP 1 x 1m PILE CAP
AGGREGATE STOCKPILE AND LOADING ZONE
MUCK STOCKPILE
1 IN 4 ACCESS RAMP
MIXER
BACKFILL DELIVERY PIPE
15000 mm
AGGREGATE STORAGE BINS
CONVEYOR
CEMENT SILO
SURFACE WATER DRAINAGE CONNECTING TO SUMP VIA 225mm PIPE
EXISTING GROUND CONTOURS

NOTES:

1. DO NOT SCALE THIS DRAWING.
2. ALL DIMENSIONS SHOWN ON THIS DRAWING ARE IN MILLIMETRES (mm) UNLESS OTHERWISE NOTED.
3. ALL LEVELS SHOWN ON THIS DRAWING ARE IN METRES (m).
4. REFER TO ALL RELEVANT GOLDER DRAWINGS FOR INFORMATION.
5. THESE DRAWINGS SHOULD BE READ IN CONJUNCTION WITH THE DFS REPORT 20138263-G-HM-XX-RP-C-003 00 FOR SPECIFICATIONS, RISKS AND ASSUMPTIONS.
6. THE FOLLOWING INFORMATION SHOULD BE RELIED UPON FOR A CLASS 3 ESTIMATE. FOLLOWING THIS STAGE A DETAILED DESIGN SHOULD BE CARRIED OUT TO FULLY RATIFY ALL ELEMENTS.
7. NORTH AND SOUTH BOUNDARIES ARE GOVERNED BY LAND OWNERSHIP DRAWINGS.
8. NOMINAL SITE LAYOUT AREA SHOWN FOR BACKFILLING PURPOSES. SITE LAYOUT TO BE CONFIRMED.
9. GROUND LEVELS ARE TO BE RESTORED TO PREVIOUS CONTOURS AND ALL BURIED STRUCTURES TO BE 2m BELOW GROUND LEVEL.

CONCRETE GRADE TO BE C30/37 WITH 40mm COVER

REBAR RATES

SLAB = 50kg/m^3
ROADWAY = 50kg/m^3
FOUNDATIONS = 120kg/m^3
PILES AND PILE CAPS = 90kg/m^3

SHAFT 1 SITE PLAN
SCALE 1:200m

FOR DISCUSSION PURPOSES ONLY

DRAFT

0 10 20
1:200 METRES

GOLDER

HOD MADEN MINE DFS STUDY
SHAFT 1 SITE PLAN LAYOUT CLASS 3 ESTIMATE

20138263-G-HM-XX-SK-C- 0800 REV B

    Source:    GAUK, 2021

Figure 18.4    Upper Mine Shaft 1 Surface Infractructure Layout

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PROJECT INFRASTRUCTURE

18.4	Administration and Processing Infrastructure

The senior management, administration and service team will be housed in the main administration and gatehouse building located at the site entry point, near Maden Creek on the lower pad level.

The process team will manage, supervise and control the process operations and maintenance from the plant technical services and control room building, which will be adjoined to the grinding and flotation production building.

Administration, process plant buildings and other facilities shall include:

◾	Main administration and gatehouse;
◾	Plant technical services and control room;
◾	Emergency response team and health unit;
◾	Dry (change house) and canteen;
◾	Plant warehouse and stores;
◾	Laboratory;
◾	Plant maintenance workshop;
◾	Paste plant control room and laboratory;
◾	Process Production buildings will be constructed to house the processing areas set out below:

-	Crushing;
-	Grinding and Flotation;
-	Concentrate Filtration and Storage;
-	Paste Filtration;
-	Paste Mixing;
-	Water Treatment;
-	Water Service;
-	Air Services.

The process plant layout is shown in Figure 18.5.

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PROJECT INFRASTRUCTURE

PLANT NORTH
MINING OFFICE
ROM PAD
PRIMARY CRUSHING
CV-01
CV-02
ERT & HEALTH UNIT
DRY AND CANTEEN
PLANT TECHNICAL SERVICES AND CONTROL ROOM
CV-05
CV-03
CV-04
COARSE ORE STORAGE AND RECLAIM
WATER STORAGE AND RETICULATION
AIR SERVICES
TAILINGS THICKENING AND DISPOSAL
GRINDING AND CLASSIFICATION
FLOTATION
WORKSHOP-STORE
REAGENTS
LABORATORY
FILTRATION
TAILINGS STOCKPILE
CV-07
CV-09
CV-06
CV-08
CONTACT WATER POND
PASTE MIXER BUILDING
WATER TREATMENT PLANT
PASTE FILTER BUILDING
ADMIN AND GATEHOUSE
SCALE OF METRES 1:500

Source:            GRES, 2020

Figure 18.5    Process Plant Layout

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18.4.1	Main Administration and Gatehouse

The main administration complex shall include areas for environmental management, community relations, finance, accounts, warehouse and purchasing and other administration personnel. The General Manager and administration heads of departments will also have offices in this building and there will be large open plan areas for administrative and technical services staff. The building will also incorporate the gatehouse facilities and be located at the entrance to the mine operations area.

The Main Administration and Gatehouse building shall be a 24 m long by 15 m wide by 6.4 m high under eave, prefabricated, modular double story building.

The Gatehouse section of the building, located on the ground floor only, shall accommodate security and training staff. There will be a boom gate installed at this location to control the movement of vehicles. A swipe card system will operate for both vehicles and personnel together with continuous monitoring of the gate by a security guard.

18.4.2	Plant Technical Services and Control Room

The Plant Technical Services and Control Room building shall be a 21 m long by 15 m wide by 9.6 m high under eave, prefabricated, modular three story building to accommodate plant operations staff.

18.4.3	Emergency Response Team and Health Unit

The Emergency Response Team (ERT) and Health Unit building shall be a 26.4 m long by 18.7 m wide by nominally 3.2 m high under eave, prefabricated, modular single-story structure to accommodate the ERT and medical support staff.

18.4.4	Dry and Canteen

The Dry (change house) and Canteen building shall be a (nominally) 37 m long by 19.2 m wide by 6.4 m high under eave prefabricated modular double story structure to provide support facilities for site personnel.

Personnel will alight their transport at a bus shelter adjacent to the main change house (dry) before the commencement of their shift. The change house will be equipped with lockers and baskets for approximately 250 personnel. This facility will be used by those who work underground or in the process plant. Once changed and kitted, these workers will walk from this facility to their respective muster point.

At the end of their shift, the reverse shall apply with personnel returning to the bus shelter awaiting pick up for their return journey.

Main messing facilities will be integrated into the Accommodation Village for pre-shift and after-shift meals. Workers will be supplied a meal mid-shift in the site canteen dining room or a packed crib for those working underground.

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18.4.5	Reagents Storage Building

The Reagents Store building shall be a 24 m long by 10 m wide by 5 m high under eave steel portal framed building.

This building has been sized to accommodate approximately four weeks stock holding with the balance of reagents to be kept inside shipping containers and transferred each week into the storage building as/if required. The reagent storage building will be segregated in accordance with dangerous goods guidelines (CEFIC/ECTA) to ensure that incompatible reagents are not inadvertently stored in close proximity to one another. The supplementary reagents storage containers will be located in an outside location on a gravel hardstand area.

Bulk reagents have been described in greater detail in Part 17.

18.4.6	Paste Plant Control Room and Laboratory

The Paste Plant Control Room and Laboratory building shall be a 12.3 m long by 6.4 m wide by 3.2 m high under eave, prefabricated, modular single-story structure.

This building shall accommodate operational staff and include the following dedicated areas within the building:

◾	Control room;
◾	Laboratory (note that the supply of laboratory equipment shall be by others);
◾	Kitchen;
◾	Toilet facilities;
◾	Copy/printer area and file storage.

18.4.7	Plant Workshop and Stores

The Plant Workshop/Warehouse shall be a 48 m long by 12 m wide by 5 m high under eave steel portal framed building, reserved for the service and maintenance requirements of the process plant. The prefabricated, modular office building will be located along the rear wall of the facility. An allowance has been made to provide an outside, secure, fenced compound behind the facility for the storage of large items. Inside the building the stores area shall be suitably fitted out with shelving, forklift and stacking equipment, hardware and stores system support equipment.

The workshop facility will be used for general maintenance of process plant equipment and will be equipped with an overhead travelling crane having a SWL of 5 t and tools and equipment suitable for maintaining the plant.

18.4.8	Laboratory

A laboratory facility will be located in a separate building at the eastern end of the concentrate storage building. It will be equipped to perform daily analysis of mine and process plant samples, including capacity to undertake fire assaying. A sample preparation shed will be located adjacent to the laboratory.

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The laboratory building shall be a 33 m long by 14 m wide by 4 m high under eave, steel portal framed building and incorporate three distinct work areas:

◾	Enclosed laboratory facilities and offices;
◾	Fire assay area;
◾	Open sample preparation area.

The enclosed laboratory area shall accommodate technical staff and include rooms for specific laboratory testing and equipment. The open sample preparation area will be utilized to prepare raw samples for further testing in the laboratory itself.

18.4.9	Process Production Buildings

Process production buildings will be either the steel portal frame type or a full structural steel arrangement, dependent upon the size, height and loadings being imposed on the structure. All process production buildings will have a gabled roof, be of suitable design to handle the maximum expected snow loads and be fully clad with insulated steel sheeting panels.

HVAC requirements for these buildings shall be achieved by the use of natural ventilation methods, with the exception of the grinding/flotation area building which shall be equipped with roof-mounted extraction fans to improve the air flow during the summer months.

Access openings to these buildings, for operations, equipment servicing and maintenance requirements will be equipped with either roller doors or personal access doors. All access points shall be fully sealed during winter months.

Fixed overhead travelling gantry cranes or monorail hoist arrangements will be provided in all process production buildings where accessibility for mobile cranes is limited. Refer details of each building in Table 18.1 below.

Equip. Number	Building Name	Building Type	Dimensions LxWxH (m)	Overhead Travelling Crane	SWL

310-BD-01	Crusher Building	Structural Steel	13 x 11 x 15	Yes	10 t

330-BD-01	Mill Building	Structural Steel	36 x 27 x 24	Yes	15 t
	Flotation Building	Structural Steel	37 x 30 x 19	Yes (2 off)	5 t

342-BD-01	Filtration Building - Filter	Structural Steel	42 x 14 x 15	Yes	5 t
	Filtration Building - Concentrate Storage	Structural Steel	56 x 33 x 10	No	N/A

390-BD-01	Water Services Building	Steel Portal Framed	36 x 8 x 5	No	N/A

392-BD-01	Water Treatment Plant Building	Steel Portal Framed	30 x 12 x 6	No	N/A

405-BD-01	Paste Filter Building	Structural Steel	37 x 20 x 15	Yes	7.5 t

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Equip. Number	Building Name	Building Type	Dimensions LxWxH (m)	Overhead Travelling Crane	SWL

405-BD-02	Paste Mixer Building	Structural Steel	16 x 12 x 24	Yes	5 t

420-BD-01	Air Services Building	Steel Portal Framed	15 x 8 x 6	No	N/A

Table 18.1    Process Production Building List

18.5	Tailings Storage Facility

18.5.1	Design Overview

The TSF of the Hod Maden mine is located to the north of the main ore deposit within the Saliçor Valley. The facility was classified based on dam break assessment and CDA Dam Safety Guidelines guidance as “High”. The tailings were classified as Class I (hazardous waste) based on chemistry and physical characteristics of the tailings.

The TSF was designed to be constructed in three phases with a composite liner system, zoned upstream filter system, and rockfill dam with downstream construction. Phase 1 of the TSF will provide 2.08 Mm3 of capacity with development of the TSF crest elevation to 1,333 m. The two additional phases (Phase 2 and Phase 3) have been designed for the facility with capacities of 3.32 Mm3 and 5.00 Mm3, respectively. Based on the current mine plan (AMC 2020), a total of 4.9 million tonnes (Mt) of tailings with 58% solids by weight will be disposed of to the TSF over the 12.8-year mine life. Tailings are expected to have an average end of filling tailings dry density of 1.87 t/m3.

The tailings slurry will be pumped from the process plant to the TSF for sub-aerial disposal via spigot points around the perimeter of the TSF. Tailings disposal will be managed to maintain the supernatant pond away from the embankment towards the northern section of the TSF.

Refer to Figure 18.6 for an overview of the Ultimate (Phase 3) TSF configuration.

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Source:                GAI, 2020

Figure 18.6    TSF Ultimate Design

18.5.2	Site Geotechnical Investigation and Geologic Hazard Assessment

Eight geotechnical boreholes were drilled in the Hod TSF area as part of a geotechnical investigation to evaluate the bedrock conditions at that site. In addition, as part of the hydrocensus studies conducted in 2017, four monitoring wells (HWR-7, HWR-8, HWR-9, and HWR-10) were installed within the TSF footprint. Most of these boreholes and monitoring wells were drilled within the TSF impoundment area. No geotechnical boreholes were drilled within the upper cut areas above the final crest level, with only monitoring well HWR-8 at a higher elevation.

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The Hod TSF footprint is in a steep valley where the dominant geological unit is strong andesite. Therefore, the design includes relatively steep cut slopes for the impoundment and cut areas above the impoundment level. The impoundment cut slopes are designed at 1.5H:1V slope with benching at every 10 m vertical interval, which yields a 2.25H:1V overall slope to satisfy the Turkish Mine Waste Regulation (CBS, 2015) requirements for lined impoundments.

Above the lined impoundment areas, Turkish regulations do not dictate a specific requirement. Accordingly, the best management practices and stability of upper cut slopes were considered while designing these slopes. The upper cut slopes are sloped at 0.5H:1V with benching at every 15 m vertical interval. Stability of these cut slopes were evaluated during the design stages based on the available data provided by Artmin and previous studies performed by others.

The following potential geohazards are identified at the TSF site:

◾	Rockslides/rockfalls that may be triggered by rock slope excavations;
◾	Seismic activity;
◾	Erosion due to storm runoff, snow melt or discharge from natural springs.

Kinematic analyses were performed and the evaluation indicated that cut slope excavations during construction could elevate the risk of rockfall assuming blasting methods will be used. It is therefore recommended that precautions are taken prior to and during the excavation such as controlled blasting techniques (trim blasting, pre-split), catch benches, and visual monitoring of the slopes. If slope movement is anticipated based on visual observations, the cut slope angles may be reduced to maintain stability in localized areas. These potential slope instabilities are expected to be at bench-scale which should be retained on the catch benches designed between the slopes. Contingency for mitigation including steel wire nets and mesh attached to the rock faces has been included as additional measures to protect against rockfall during construction. As opposed to rockfall potential, the liquefaction potential of the TSF site during an earthquake is considered low because soil formation above bedrock is limited. Additionally, surface runoff will be controlled by constructed surface water diversions and other controls.

An external third-party review of GAT’s Geologic Hazard Assessment Report (GAT 2020) identified the potential for rockslides hazards with the following general concerns:

◾	Fractured rock in the valley slopes may be susceptible to possible rockslides;
◾	Rockslide potential aggravated by the high seismicity of the area, the existence of springs and water flows;
◾	Conceptual faults proposed by Artmin geologists;
◾	Potential for a planar slide identified in the kinematic slope stability analysi.

An additional evaluation by an internal senior peer review team was conducted comprised of senior principals from GAI and Golder Associates (Canada) Ltd to discuss the concerns raised in the third party review.

The internal peer review focused on an assessment of the following key aspects:

◾	Significant geological features (visible on satellite imagery or from the existing geotechnical data);
◾	Failure mechanisms;
◾	Gaps in the existing data/analysis;
◾	Project data to gain an understanding of the geology of the site;
◾	Evidence of previous historic rockslides using available satellite imagery;
◾	Stability analysis and kinematic analysis carried out as part of the geohazard assessment

The peer review team concluded the following:

◾	Fractured/low RQD rock seems to be limited in depth and is not considered a major slope stability concern at this time as most of the weathered/poor rock will be removed during the TSF excavation;
◾	Localized areas of poor rock may be exposed in the upper bench faces of the TSF excavation, but these can generally be addressed during construction;
◾	Kinematic analyses results show that planar sliding at a bench scale is possible but most of these localized failures should be contained on the catch benches;
◾

Based on the limited structural data available, the natural slope angles and the overall slope angle for the TSF excavation, there is no indication, at this time, that a larger scale planar failure is likely on any of the slopes;

◾

Current information from available core does not highlight any adverse weak layering within the depths drilled suggesting that the analyses to date are representative of the known conditions at this time;

◾

The possibility of the natural slope geometry being controlled by inter-flow or structural/fracture-controlled weakness planes needs further evaluation to rule out the possibility of a slide release daylighting in the backslope cuts around the TSF perimeter.

Recommendations were provided for additional analysis and geotechnical investigations. A Phase 1 program is in progress and expected to be completed in Q1 2022 with initial geologic mapping within the upper cut areas completed in Q4 2022 including:

◾

Observation of whether weak horizons (i.e., fracture/shear zones, or remnant ash layers, etc.) are present around the TSF that could potentially allow larger scale slope failures. This could be done by surface mapping and test pits/trenches across these features and/or additional drilling. If no weak layers are present, then this failure mode is unlikely;

◾	Relogging of existing rock cores to identify and obtain detailed geological descriptions of any weak layers or seams. Petrography and/or XRD analysis on any weak features identified in core samples;
◾	Mapping of rock outcrops (possibly using LiDAR or drones) to supplement the structural data for kinematic analysis.

A Phase 2 program may be required if weak layers are identified and would consist of additional drill holes (including inclined boreholes with oriented core) to establish the continuity and geometry including:

◾	Future boreholes targeting any potential weak horizons using core orientation (televiewer) to provide additional discontinuity data for kinematic analysis;
◾	Detailed geological descriptions to be included on all borehole logs especially for any weak seams or layers;
◾	During construction and operations, the following activities should be conducted:
◾

Routine mapping of exposed bench faces during construction should be implemented to confirm design assumptions and provide early warning of local areas that may require remediation (scaling, bolting etc.);

◾	Instrumentation and monitoring of key features may be required during operation depending on the findings from the Phase 1 or Phase 2 post-FS investigations.

The evaluation and geotechnical studies conducted for the feasibility study concluded that risks were likely to be limited to bench-scale failures which would be contained on catch benches or mitigated during construction. However, the geotechnical data within the upper cut slope regions was limited and additional investigation and evaluation is recommended as noted above and as part of project execution.

18.5.3	Stability Assessment

The stability of the TSF embankment was undertaken for both static and pseudo-static conditions under Operating Basis Earthquake (OBE) and Safety Evaluation Earthquake (SEE) conditions using the seismic design parameters obtained through the Probabilistic Seismic Hazard Assessment. The stability analysis of the TSF embankment downstream slopes indicated a minimum factor of safety (FS) greater than 1.5 for the static case and a FS greater than 1.0 for the pseudo-static case. The short-term stability of TSF impoundment slopes was also evaluated for static conditions. These slopes will remain open until tailings are deposited in the impoundment. After the tailings deposition, the slopes will be fully buttressed by tailings. The calculated factor of safety for the impoundment slopes under short-term conditions was greater than 1.1.

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18.5.4	Water Management

Surface water channels and perimeter road ditches have been designed such that runoff from the design storm event of a once in 100 year flood will convey surface water around the TSF. The TSF also has capacity to contain the probable maximum flood event during ordinary operations. The design includes an overdrain system to manage seepage from the tailings and enhance consolidation. The collected flows from the overdrain system will report to a sump positioned at the lowest area within the TSF impoundment. From the sump, collected solution will be pumped to the reclaim pool and then transferred back to the process plant during operations. An operational probabilistic water balance model was developed using GoldSim modelling software v. 12.1 to estimate the amount of reclaimable water from the TSF. The average reclaimed water from the TSF pool is approximately 650 m3/day.

18.5.5	Instrumentation and Monitoring

An instrumentation and monitoring plan including a total of 12 survey prisms, 33 vibrating wire piezometers, 2 accelerometers and 2 inclinometers was prepared to explain a brief rationale for the instrumentation and monitoring system, details on instrumentation equipment types and their locations, monitoring roles and responsibilities, guidelines for definitions of data trends and triggering levels and frequency for data collection and reporting.

18.5.6	Closure

Conceptual closure grading plans were developed considering development through Phase 2 of the TSF. As part of the closure plan, the reclaim pond in the northeast area of the TSF will be pumped to a water treatment plant upon completion of deposition and completion of the majority of tailings consolidation. A cover system compatible with Turkish Mine Waste Regulations will be constructed over the tailings surface to limit infiltration flux contributing to seepage and contact water runoff from the TSF.

18.6	Waste Storage Facility

Geochemical characterization has indicated waste rock from the underground mining operation will have high sulfide content and is considered potentially acid-generating (PAG). Where possible, waste rock will be used to backfill underground mine stopes but the remaining balance of waste rock will be transported and deposited in a special-purpose surface waste dump facility (WDF).

There are other waste material storage areas identified on the Project site required to store surplus excavations during the construction. Since these areas will be operational for a short period and rehabilitated at the end of construction, no deliberation is necessary except for the concerns like drainage monitoring and stability. On the other hand, the WDF will store PAG rocks and so will require special design consideration for both operation and closure.

The amount of excess waste rock from the mine operation has been estimated to be 733,000 m³ (approximately 1.5 Mt). The design of the WDF has a capacity of 750,000 m³ to allow for potential growth in resource and subsequent waste quantities.

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After the site selection studies, the Saliçor Valley option has been proposed as the final WDF location for this Study. Although there are some drawbacks to the Saliçor Valley option, such as distance from the mine, higher existing water quality and larger watershed area, it is considered superior to the previous option in terms of geotechnical and social standpoints. This location also has greater upside potential for possible future expansion.

18.6.1	WDF Design

The WDF has been designed in accordance with industry standards and Mine Waste Regulation (CBS, 2015). The WDF has potential to impact local water quality and a containment system is deemed necessary. Considering that the natural side slopes are steep (steeper than 1.5H:1V) and bedrock permeability is low when compared with the permeability of the waste rock, a liner system at the bottom of the valley will provide sufficient containment, resulting in a partially graded and lined WDF footprint.

The WDF design will comprise the following components:

◾	Partially lined and graded storage area with access roads;
◾	Perimeter surface water diversion system;
◾	Overdrain system;
◾	Underdrain system.

Due to lack of a suitable clay source in the proximity of the Project, a single layer of a geosynthetic clay liner (GCL) will be placed on top of a 500 mm thick compacted low-to-medium permeability soil (bedding layer).

Waste rock will be hauled by dump trucks and placed within the WDF by crawler dozers or loaders. The downstream slope of the waste rock will be managed to 1.75H:1V and a 10 m wide bench will be set at 1,210 mASL elevation. This slope configuration will yield an overall compliant slope of 2.25H:1V. Large rock particles will be dozed to the downstream side for erosion control. When measured at the top of the 1,230 mASL platform the design capacity of the WDF is slightly more than 750,000 m3.

A typical longitudinal section of the WDF is shown in Figure 18.7.

Source:            INR, 2020

Figure 18.7    WDF Longitudinal Section

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18.6.2	Stability Assessment

Based on the geotechnical investigation performed at the site, the bedrock is strong andesite. Both the shear strength and elastic properties of the bedrock is high when the parameters of the dump rock, rockfill and GCL-soil interface are considered. Therefore, in the stability analysis of the WDF, the bedrock was modelled as impenetrable (or infinite strength).

The embankment and stacked waste rock have been designed to withstand the Operating Basis Earthquake (OBE) events for the operational period and Safety Evaluation Earthquake (SEE) criteria for the ultimate configuration and closure/ post-closure period.

Stability modelling and analysis was undertaken for both static and pseudo-static conditions with the calculated factors of safety higher than the minimum required values in accordance with ICOLD guidelines. All slopes have been designed to withstand potential dynamic displacements without any failure during earthquake events associated with OBE during operations, and SEE for post-closure.

18.6.3	Water Management

Inflow of non-contact water (other than rainfall) will not be allowed to enter the WDF storage area. This will be achieved through the utilization of perimeter channels to divert upstream flows around the WDF.

Drainage systems will be located both above and below the containment liner.

Underdrains will collect and route natural groundwater flows beneath the WDF storage area and any percolation from the sides, to a downstream underdrain sump where water quality will be monitored. The underdrain system will also be used to check the performance of the liner system against any leakage. Underdrain water will essentially be clean and will be able to be discharged to the Saliçor Creek. However, should the underdrain water quality deteriorate, it could also be pumped to the TSF to be recovered as part of the decant water, or to the process water tank as makeup water. For this purpose, a small pump is proposed to pump underdrain water to the overdrain pond.

An overdrain system will also be installed in order to divert contact water to the overdrain pond and reduce the hydraulic head on the liner system. Contact water collected by the overdrain piping network will report to the overdrain pond located downstream of the storage area. Depending on the quality of the overdrain flow and project requirements, overdrain water will be discharged or pumped to the TSF decant pond.

18.6.4	Closure

The conceptual closure and reclamation plan for the WDF is a two-staged closure approach. At the first stage, only the footprint of the WDF will be regraded and covered by the liner system (GCL). In addition to surface water diversion channels, both overdrain and underdrain systems will be operational at this stage. The overdrain flows will be monitored for a certain period of time after the commencement of closure (reclamation period). In the second stage of closure, the end of the overdrain collection pipe will be sealed, overdrain and underdrain pond liners will be removed, and downstream of the WDF will be

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filled by dump rock obtained from a NAG waste rock storage area. The final closure plan will be developed to satisfy the requirements of the related government authorities.

18.7	Power Supply

18.7.1	High Voltage (HV) Substation

Power supply to the site will be obtained from the existing 154 kV overhead line that runs through the lease area. Grid connection permission has been granted by TEİAŞ for construction of a new Artmin 154 kV/11 kV Substation (S/S), supplied by the existing 154 kV Power Transmission Line that spans between the 154 kV Artmin-2 S/S and 154 kV Tortum 380 S/S.

The Artmin 154 kV/11 kV S/S and 20 MVA (25 MVA capacity with addition of cooling fans) 11 kV, 50 Hz step down transformer will be installed to the east of the existing 154 kV line, approximately 400 m north of the processing plant. This provides sufficient capacity for the estimated total project load of 14.5 MVA (diversified maximum demand), as well as allowing sufficient spare capacity for design changes and future additions. Note that 20/25 MVA is also the smallest standard TEİAŞ transformer rating for connection to their 154 kV network.

The new HV switchyard will be commissioned in conjunction with TEİAŞ. Artmin will operate and maintain the switchyard thereafter.

18.7.2	Power Distribution

The electrical system has been sized to take into account all anticipated project loads, including the processing plant, paste plant, water treatment plant, underground mine, permanent village and ancillary loads such as the workshop/warehouse, dry/canteen and administration buildings.

11 kV has been selected as the primary network distribution voltage after detailed discussions with Artmin and local Turkish equipment suppliers. From the new HV switchyard, power will be distributed at 11 kV by 3 separate feeders to the Saliçor Valley, Process Plant and Underground Mine via direct buried, armored cable. Direct buried cable routes will generally follow the project access roads and this installation method has been selected in lieu of overhead lines in order to minimize the risk of outages due to lightning strikes and costs associated with additional access tracks and maintenance.

Substations throughout the process plant and above ground mining services areas will comprise 11 kV/400 V step down transformers filled with low flammability (K type) oil, located in bunded compounds adjacent to a transportable prefabricated switchroom. Switchrooms will house the 380 V MCCs, variable speed drives, UPS, battery chargers, communication racks, distribution boards, process control system cabinets, fire alarm/detection systems and 11 kV switchgear as required.

Within the process plant, power will be reticulated at 11 kV via direct buried underground armored cable. Power to the permanent accommodation village will be supplied at 11 kV via direct buried underground armored cable run adjacent to the village access road.

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Within the underground mine, power will be reticulated at 11 kV via armored suspended cable (catenary) in ventilation, escape and access shafts or installed in dedicated drilled bore holes where required. Power distribution for the underground mine will be provided in a ring configuration to provide redundancy and the required flexibility for operations given the constantly changing nature of the underground mine over the design mine life.

As the proposed Project is to be connected to the 154 kV mains network, reliability is expected to be high with unplanned outages occurring with a frequency in the order of once every 10 years. To allow for these infrequent outages, a standby diesel generator rated at 3,500 kVA, 11,000 V, complete with radiator cooling, exhaust system, muffler, acoustic enclosure, fuel tank and automatic transfer switch for automatic starting on mains power failure will be located adjacent to the mining services switchroom. The diesel generator will be supplied for operation of essential services (thickeners, agitators, essential mine ventilation fans) and emergency lighting in the event of a power outage.

18.8	Site Water Management

The benefaction process will require water to process ore and generate concentrate product, and tailings slurry. The Concentrator Plant will generally require process water with little limitation on quality but some portion of the water demand will need to be relatively clean water (raw water). The Project is located within a relatively arid region of Turkey, so despite extensive use of recycled supernatant from the TSF (reclaim), the supply of meteoric water is not expected to be sufficient to meet water needs of the Project. Additional water supplies such as water sourced from the mine dewatering system will be required. Providing additional water is a critical component of the mine water management system.

As part of the mine water management strategy, water associated with mineral processing (process water) will be reused and not released to the environment. Waters that have come into contact with mining activities (contact water) should be consumed in the process if possible and only be released to the environment after treatment or under controlled conditions when monitoring has indicated that the water is of appropriate quality to do so. The mine water management system should provide sufficient storage capacity such that contaminated water can be used in the mining process whenever possible or treated to acceptable quality and discharged to the natural drainages. Additionally, Artmin has committed to not sourcing water from the natural drainages in the Project area.

The mine water management strategy assumes that the network of surface water diversions and sediment control ponds will be in place to divert as much non-contact water (water that has only come into contact with undisturbed or disturbed natural ground) to be discharged to natural drainages as possible, thereby reducing the creation of process or contact water and limiting the discharge of sediment laden water to drainages downstream of the site.

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To understand the mine water management aspects of the Project, a site-wide water balance was developed in GoldSim Version 12.1 (GTG, 2019) to simulate the generation, consumption, movement, and storage of water within the Project, primarily focused on understanding contact water and process waters.

Groundwater inflows from passive entries to the underground mine as well as active surface dewatering wells under expected, low and high flow conditions were also included in the model.

Model simulations indicated that for the high and expected flow groundwater predictions, the Project will have adequate water supplies using only the TSF reclaim and underground passive inflows as makeup sources for the process. Under the low flow groundwater predictions, the model indicates the surface dewatering well will occasionally need to provide makeup to the process, but adequate water supply was available at all times. The distribution of water supply is shown in Figure 18.8 for the base case, which used the expected passive and active dewatering flows and assigned water from the underground mine as contact water, while the surface dewatering flows were assumed to be non-contact water.

    Source:         SRK, 2021

Figure 18.8    Sources of Water for Plant Makeup

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Additional water supply will be taken from the surface dewatering wells for potable water supply and dust control for the short length of surface haul road under the assumption that the other water sources available at the mine would not be suitable water quality for these uses. During the later years of the operation, with the expected groundwater conditions, shallow aquifers will be lowered far enough to dry out the surface dewatering wells. An alternative water supply for these freshwater demands will be needed later in the mine life, such as an additional potable water well outside of the mine dewatering zone of influence or using the effluent from the contact water treatment plant.

18.9	Surface Water Management

The site water management system design is characterized by minimizing the volume of contact water by diverting any runoff from precipitation around the mine and plant impact areas into natural streams whilst collecting contact water for either industrial use or treatment and release.

The Project site is located in the Çoruh Basin, one of the biggest rivers in Turkey. As there are two main catchments in the Project area, site surface water management is handled for the north (N) valley and south (S) valley separately. In the flood hydrology studies, flow discharges were calculated for the design flood locations for different flood events (2, 5, 10, 25, 50, 100 and 500 year return periods). Although there are several meteorological stations around the Project area, Artvin meteorological station, which has a longer and more reliable observation period, was selected as the base data source for the flood calculations.

Based on Turkish State Hydraulic Works (DSI) practice, three different methods, including synthetic methods (Non-superposed Mockus, DSI Synthetic, Rational Method), peak-flow frequency analysis (PFFA) and regional flood frequency analysis (RRFA) were used to determine peak flow discharges and their flood hydrographs for various return periods. The flood discharges for catchment areas less than 1.0 km² were calculated with the “Rational Method” whereas Mockus and DSI synthetic methods were used for those with a greater catchment area.

The design approach accepted by DSI in sizing of the channels is defined as the 100-year flood event with freeboard or the 500-year flood event without freeboard, whichever is critical. Channels were sized by using the well-known Manning equation and methodologies suggested by international and local standards.

18.9.1	Non-Contact Water Water Management

The following non-contact water diversion channels were proposed in the scope of this study:

Southern Valleys

Surakev & Aktas Diversion Channels: Diversion channels will be provided for the Surakev and Aktas streams to prevent their possible destructive effects on privately owned lands during flood season. Furthermore, runoff from the neighboring catchment areas will also be conveyed into these diversion channels by hydraulic structures.

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Powerline Valley Diversion Channels: Powerline valley upstream flows will be collected and diverted by a series of channels and road ditches located at both banks of the valley so that NAG (non acid-generating) waste rock and topsoil storage areas will be protected from the flood. Powerline valley flows will be discharged to the original watercourse then will be connected to Surakev river.

Substation Diversion Channel: This will be the perimeter channel which conveys runoff from the substation catchment to the mine facility area diversions and discharged to Surakev river.

Mine Facility Area Diversions: These drainage channels will convey non-contact runoff from excavation surfaces of the mine site facility and main portal areas to the main diversion channel.

Northern Valley

TSF Diversion Channels: The TSF will be located at a tributary of Saliçor Creek. This tributary will be diverted by perimeter channels placed on each bank on the valley. The east perimeter channel will discharge the flow to Saliçor Creek, upstream of the WDF. The west channel will be connected to the WDF west channel, then discharged to Saliçor Creek downstream.

WDF Diversion Channels: Since the WDF is sitting directly on Saliçor Creek, the catchment area is relatively large. Saliçor catchment, with the TSF east channel will be diverted downstream by the WDF south channel, which is the main diversion of the north valley. The contributing area of the east and west channels are quite small. But, the west WDF channel collects the TSF west channel flows as well and discharges to Saliçor Creek.

18.9.2	Contact Water Management

Main Project earthworks and pads will be designed in such a way that all contact water will drain towards the contact water pond. All major Project area pads and internal site roads will be lined with either asphalt or concrete. All pads will have perimeter channels and a general fall of 0.5% to 1%, together with silt traps. This will limit the quantity of silt that will report to the contact water pond. Contact water drains have been designed as trapezoidal channels lined with fiber-reinforced concrete. Concrete box culverts or corrugated pipes will be installed where channels cross roads.

Water that emanates from the both the TSF and WDF underdrains will be considered non-contact water, but will be regularly tested. If this water exhibits evidence of contamination, it will be reclassified as contact water and be directed to either the TSF decant pond or contact water pond, depending on quality.

Mine dewatering will also be directed to the contact water pond, but when turbid it will be diverted directly into the water treatment plant to minimize the potential of silt entering this pond.

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18.10	Permanent Village

Artmin will provide site accommodation for 102 senior staff and visitors in the permanent village which will be located approximately 1,500 m from the processing plant. Each room will include one bed and a private ensuite bathroom. Due to the limited area available, two story constructions will be used where appropriate. The mess (kitchen and dining hall) facilities will be separate from the main accommodation blocks..

It is Artmin’s strategy to provide bus transport for the majority of the workforce in and out of Artvin city each day, where it is expected that the workers will find their own accommodation. Workers will arrive on site, report to the change house and then be bussed to the operating areas around site. Underground workers will be bussed via the Main Adit to the Go-line in the Powerline Valley before commencing and at the end of shift.

A car parking area shall also be provided; however, car parking will be limited to site vehicles and private vehicles will be discouraged.

18.10.1	Village Infrastructue

The village will include the following facilities:

◾	Accommodation units;
◾	Mess (kitchen and dining hall) building;
◾	Administration, first aid and stored building;
◾	Laundry buildings;
◾	Recreation building;
◾	Gymnasium;
◾	Gatehouse with boom gate;
◾	Bus stop shelter;
◾	Ablution buildings.

18.10.2	Village Services

Village Potable Water Supply System

Raw water will be supplied from the dewatering system or from the fresh water borefield in Maden Valley to feed a dedicated Reverse Osmosis (RO) potable water treatment plant to supply the village potable water system.

Village Waste Water System

Waste water generated from the village will be collected in centralized pits and pumped to a dedicated Waste Water Treatment Plant (WWTP) located close to the village boundary.

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No treated effluent will be used within the village boundary. Clear effluent from the WWTP will be transferred to a nominated waste drying pond area located adjacent to the WWTP. Sludge from the WWTP will be collected and removed from site as required on a regular basis by others.

Village Fire Water and Fire Protection System

Raw water shall be supplied to the village boundary to feed the fire water system. All fire protection systems shall comply with Turkish Standards and Regulations or the National Fire Protection Association (NFPA) Codes. Fire protection systems will include water storage tank/s equipped with an electric, jockey and diesel backup pump skid, instrumentation/ controls, ring main piping, hose reels, hydrants, fire extinguishers, fire blankets, smoke detectors, alarms and all signage. All firefighting equipment be visible at night through the use of reflective high visibility strips and localized lighting.

Fire hydrants, hose reels and extinguishers will be located throughout the village and portable fire extinguishers and sprinkler systems shall be installed throughout the buildings.

Fire detection and alarm systems will be included in all village buildings in accordance with the relevant Turkish regulations. Smoke detectors and alarms will be installed in each room/ sleeping quarter in each building and throughout the amenities buildings.

Village Electrical Power Distribution and Communications

Power will be supplied to the permanent accommodation village via an underground direct buried 11 kV cable from the processing plant, supplying an 800 kVA, 11 kV/400 V transformer. This transformer will supply the village main distribution board which will distribute power across the village as required. Village buildings will generally be supplied complete with a single distribution board for all internal building power distribution.

18.11	Waste and Sewage Disposal

The main sewage disposal system will comprise of a buried gravity collection system servicing the various facilities in Maden Valley (plant ablutions, change house (dry facility), administration and service facilities and the accommodation village) and a dedicated sewage treatment plant. The local topography permits gravity collection of sewage from all areas of the site. The sewage treatment plant will be a pre-packaged Rotating Biological Contactor (RBC), manufactured offsite and containerized for simple connection to the collection system on site. Once treated, the sewage treatment plant effluent will be discharged into the environment in accordance with the requirements of the Environmental Impact Assessment and sewage solids waste shall be collected by a licenced contractor for appropriate disposal off site.

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At Powerline Valley (South Portal Area) a smaller facility will be installed, similar to the system already installed at the exploration camp (macerator/aerator, solid/liquid separator, septic sludge disposal, and effluent treatment by chlorination, filtration and UV sterilization).

Most solids waste will be sorted for recycling and dispatched off-site. The solid waste management system will comprise of a landfill facility and one incinerator. Hazardous waste unsuitable for landfill or incineration will be stored on site and later shipped off site for treatment or disposal at the Artvin municipal putrescible dump.

18.12	Communications

Voice and data communications will be established at the site data center by a hardwired fiber and/ or wireless connection. A complete IT and communications system will be provided for the Project to meet the requirements of a modern operating facility.

Primary operational communications on site will be via conventional two-way radio, which will be installed in vehicles, at specific fixed locations, as well as portable radios for use by personnel. The radio system will support individual (one-to-one) calls, group (one-to-many) calls, and broadcasting (one-to-all) calls.

Cell phone reception is currently available throughout most of the site and repeater stations will be installed to ensure coverage in all required areas.

The communications system will provide internet and e-mail access to the operational workforce, as well as telephone facilities amongst the workforce and to the outside world using Voice over Internet Protocol (VOIP). The system will manage data transfer in such a way that large file transfers will not affect telephone communication. The system will also allow remote access for the service providers to the company’s servers, in order to perform routine maintenance functions. In addition to this, suppliers of equipment with communication enabled hardware and software will be able to dial in to their systems remotely and perform fault analyses.

A redundant fiber optic network will be installed throughout the plant which will be used for the process control network that extends from the central control room to all substations around the site. This network shall be used for communications between process control system (PCS) servers, controllers and associated equipment. This network shall be segregated from all others to ensure security and performance levels are maintained. Sufficient additional fibers have been allowed on this fiber ring to allow for the Administration Network (to include VOIP telephones, data and CCTV) and Security Network (access control systems, fire and security equipment). Additionally, fiber optic cable will also be run in a star topology to locations where the Administration and/or Security Network is required, but the Process Control Network is not required.

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18.13	Security

Security monitoring (including CCTV) will be managed from the main guard house, located at the main gate. Fencing will run from access roads back into landforms in order to inhibit uncontrolled entry to site by people, domestic animals and wildlife.

18.14	Port Facility

Trabzon, Rize and Hopa Ports were investigated as the most probable ports for concentrate shipments to smelters. All three ports are already used for export of mineral concentrates (bulk as well as in containers), and have enough capacity to accept the traffic and to manage the handling of Hod Maden concentrates in bulk or in containers.

During operations, copper concentrate will be loaded directly into plastic tarpaulin layered 20 ft sea containers at the mine site. Thereafter, containers will be sealed and transported by trucks to Turkish export ports. Pyrite concentrate will be bulk loaded into secured trucks at the mine site. These trucks will transport pyrite concentrate to Turkish export ports. A local freight company will provide the vehicles and operators for the haulage. A pilot vehicle will lead convoys and provide warning for oncoming vehicles. The trucks will be utilized to back haul reagents, spares and other supplies for the operation. Expected shipment consignments will be between 2,000 t to 3,000 t lots for copper concentrate in containers and 4,000 t to 5,000 t lots for pyrite concentrate in bulk.

The pyrite concentrate will be unloaded at the port and stored in a shed or under a tarpaulin on a hardstand before being loaded. Once a consignment is completed, a shipment will be arranged by the marketing department and loaded onto ship. It has been estimated that storage requirements at the port will need to be approximately 5,000 t (gross, split between containers and shed storage).

Subject to final negotiations and agreement by both parties, Hopa Port will be the preferred port of export. At Hopa Port, there will be a warehouse to store pyrite concentrates and open yard for containers.

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19.	MARKET STUDIES AND CONTRACTS

19.1	Introduction

The Project will generate revenue from the sale of gold bearing copper and pyrite concentrates. The metallurgical relationships employed in the mining block model predict that over the 13-year operating life, a total of 508 kt of copper concentrate with an average gold grade of 118 g/t and copper grade of 22.4% will be produced. The relationships also predict a further 461 kt of pyrite concentrate will be produced over the life of mine with an average grade of 14 g/t gold. The life of mine concentrate production profile is summarized below in Figure 19.1.

Given the high grade of gold in the copper concentrate (and hence the intrinsic contained value of the material), Mr. Cem Elmastaş (of Link Investment & Consulting LLP), a Swiss based consultant engaged by Artmin for expert concentrate marketing advice, indicated that a copper concentrate grading 20% copper and a pyrite concentrate grading 12 g/t (dry) gold will be acceptable to most smelting facilities.

With respect to the copper concentrate, copper content of tradeable concentrates can generally vary between 18% and 38%. Most fall in the range of 20-30%, hence the target grades should not present a challenge to marketing. This concentrate is expected to be sold to up to two different international smelting groups for separation into refined copper, gold and silver bullion. Formal discussions with two major European smelting groups have been initiated since October 2018.

Figure 19.1    Life of Mine Concentrate Production

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19.2	Concentrate Quality

Full multi-element analysis was completed on copper and pyrite concentrates generated by variability tests and various locked cycle tests discussed in Part 13. Table 19.1 and Table 19.2 below summarize the results of this test work. The headline gold and copper figures differ slightly from the life of mine averages presented in Part 19.1 due to the differences in range of head grades present in the block model, and corresponding metallurgical relationship outcomes as well as the fact that pyrite ore was defined as any ore block which generates a payable pyrite concentrate. The complete chemical analysis of the concentrates has been evaluated for penalty elements against concentrate specifications provided by potential customers.

According to initial market research, 3% is the penalty threshold limit for combined lead and zinc contaminates, and USD1.50 penalty amount applies for each 1% above 3% in copper concentrates. The average combined lead and zinc grade in copper concentrate witnessed in the Study metallurgical test work was 2.94%, slightly lower than this threshold. This suggests that Artmin can expect minor instances of exceedance, but this should be manageable with mill feed and concentrate blending, as well as clear communication with customers.

Arsenic concentration of only two copper concentrates was over 0.1% As, but well below the penalty limit (0.2% As). Zinc was slightly over the 3% penalty limit for one sample (VAR-043). Antimony (Sb) was slightly over the 0.1% penalty limit for one sample (VAR-051). Concentrations of all other penalty elements (Pb, Hg, F, Cl, Bi, Co, Ni, Al2O3, MgO and Cd) were well below the penalty limits for all samples. Based upon these results, Hod Maden copper concentrate should be free of penalty charges.

The pyrite concentrates were evaluated based on gold, sulfur and silica (SiO2) contents. Sulfur content was higher than 45% S, and SiO2 content lower than 5% in all the concentrates. Analysis of the concentrates produced showed that pyrite concentrate with gold levels higher than 9 g/t (the minimum payable gold content) could be produced from ore samples containing >15% Ss and >10 g/t Au, such as VAR-005, VAR-019 and VAR-060. It can be concluded from the ore samples with high gold and sulfur head assays, that such feed characteristics allow production of pyrite concentrates with payable gold content.

Element	Value	Units

Cu	18.3%

S Total	40.5%

S Sulphide	38.8%

Fe	34.3%

Zn	2.67%

Pb	0.27%

Au	95.0	g/t

Ag	40.0	g/t

Al	0.16%

As	0.06%

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Element	Value	Units

Ba	<0.01%

Be	<5	ppm

Bi	70.0	ppm

Ca	0.14%

Cd	130	ppm

Cl	<0.01%

Co	0.023%

Cr	0.04%

F	50	ppm

Hg	0.80	ppm

Mg	0.07%

Mn	0.02%

Mo	185	ppm

Na	120	ppm

Ni	0.03%

P	<0.01%

Sb	32.5	ppm

Se	190	ppm

SiO2	1.11%

Te	21.4	ppm

Th	2.00	ppm

Ti	0.02%

U	<0.002%

V	<0.001%

Table 19.1    Expected Copper Concentrate Specifications

Element	Min	Max	Units

S Total	44	45%

S Sulphide	40	43%

Au	16	24	g/t

Ag	14.0	16.0	g/t

Al	0.54	0.73%

As	0.10	0.12%

Ba	0.08	0.17%

Be	<5	<5	ppm

Bi	140	160	ppm

Ca	0.29	0.47%

Cd	<5	<5	ppm

Cl	<0.01	<0.01%

Co	0.032	0.037%

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Element	Min	Max	Units

Cr	0.05	0.26%

Cu	0.33	0.98%

F	<0.1	<0.1%

Fe	40.0	40.3%

Hg	0.90	0.90	ppm

Mg	0.4	0.45%

Mn	0.03	0.05%

Mo	120	330	ppm

Na	80	180.0	ppm

Ni	0.03	0.16%

P	<0.01	<0.01%

Pb	0.02	0.80%

Sb	29.4	31.7	ppm

Se	130	145	ppm

SiO2	8.78	7.25%

Te	30.4	29.6	ppm

Th	<2	<2	ppm

Ti	0.03	0.03%

U	<0.002	<0.002%

V	0.006	0.007%

Zn	0.04	0.08%

Table 19.2    Expected Pyrite Concentrate Specifications

19.3	Study Price Assumptions

Consensus pricing was received from CIBC (Q1 2021) for both gold and copper and consisted of a dataset population of 25 international banks and investment firms. Consensus pricing was provided on an annual basis for 2021 through to 2024, before reaching a long-term anchor price. The pricing is summarized below.

The long-term average consensus price for both gold and copper were selected for the base case throughout the economic evaluation model, across all operational years (refer Part 22).

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Consensus Gold Price

Figure 19.2 summarises the gold price assumptions and consensus pricing obtained.

Note:	The P10, P50 and P90 prices represent the 10th percentile, 50th percentile and 90th percentile respectively, as calculated from the CIBC dataset.

Figure 19.2    Consensus Pricing - Gold

Consensus Copper Price

Figure 19.3 summarises the copper price assumptions and consensus pricing obtained.

Note:	The P10, P50 and P90 prices represent the 10th percentile, 50th percentile and 90th percentile respectively, as calculated from the CIBC dataset.

Figure 19.3    Consensus Pricing - Copper

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19.4	Available Smelting and Refining Options and Costs

Preliminary discussions have been held with a number of potential off-takers i.e. European and Japanese smelters, and international merchants during London Metals Exchange (LME) weeks in October 2018 and 2019. Updates and meetings with the same parties were also held in June of each year in Toronto. Project milestones have been presented and evolving assays have been discussed in detail with smelters in coordination with the project team in order to achieve the optimal quality from technical and commercial aspects.

Following the completion of the metallurgical test work program, revised assays and tonnages were provided to potential off-takers in June 2020. Feedback has been received for the copper concentrates being described as being as clean, low copper but high quality due to its gold content.

Among the expressions of interest received, two major European smelter groups have confirmed their willingness to sign off-take agreements for both copper and pyrite concentrates.

The destinations for concentrate will be major North European and Black Sea ports, leading to lower transport costs compared to destinations in Asia. Copper concentrate will be loaded directly into plastic tarpaulin layered 20 ft sea containers at the mine site, due to the high value of the product, and better security with this approach. Containers will be sealed and transported by trucks to Turkish export ports. Pyrite concentrate will be bulk loaded into secured trucks at the mine site. These trucks will transport pyrite concentrate to Turkish export ports. Expected shipment consignments will be between 2,000 t to 3,000 t lots for copper concentrate in containers and 4,000 t to 5,000 t lots for pyrite concentrate in bulk.

Market research by Mr Cem Elmastaş has suggested the following terms:

Item	Term

Payable Copper	Pay lesser of 96.5% or Cu content less 1%

Treatment Cost (TC)	USD90/dmt

Refining Cost (RC)	USD0.09/lb

Payable Gold	Pay lesser of 98% or Au content less 1 g/t

Gold Refining Charge	USD6.5/oz

Table 19.3    Payability and TCRCs for Hod Maden Copper Concentrate

The key determinations of the future long term TC/RC’s are supply/demand balance of copper concentrates, smelter economics, capacities, and the quality of the concentrate. Figure 19.4 shows the fluctuation in treatment charges between February 2017 and June 2020.

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Source:    Bloomberg, 2020 (via Fitch Solutions Copper Quarterly Report, Q3 2020)

Figure 19.4    Copper Concentrate Treatment Charge Trends 2017 - 2020 (USD/t)

19.5	Payment Terms

The terms of payment by the smelter are expected to be as follows:

◾	90% first provisional payment, calculated using Artmin’s assays and the LME spot prices at the time of shipment, to be paid by the smelter upon arrival of the vessel at the discharge port;
◾	10% second provisional payment 60 to 90 days following the arrival of the vessel at the discharge port if final settlement cannot be done at that time;
◾	Final settlement when final metal prices, weights, moisture and final assays are known (usually around 60 days after arrival at port of destination).

In all cases, the concentrate price will be based on the published LME prices averaged over the applicable quotation period for the payable elements (copper and gold), less applicable TC/RC.

19.6	Shipping

Trabzon, Rize and Hopa Ports were identified as the most preferrable ports for future shipments. All three ports are already used for export of mineral concentrates (bulk as well as in containers), and have enough capacity to accept the traffic and the capacity to manage the handling of Project concentrates in bulk or in containers.

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Copper concentrates will be delivered in sealed containers by trucks to the Turkish load port for shipment to smelters. Pyrite concentrates will delivered bulk in trucks to the Turkish load port. The pyrite concentrate will be unloaded at the port and stored in a shed or under a tarpaulin on a hardstand before being loaded. Once a consignment is completed, a shipment will be arranged by the marketing department and loaded onto ship. It has been estimated that storage requirements at the port will need to be approximately 5,000 t (gross, split between containers and shed storage).

Shipment costs have been calculated on the basis of CIF (Incoterms 2010) at the average of Major North European Ports and Black Sea Port. Budget pricing has been sought from Mediterranean Shipping Company (MSC). Based on the discussion with MSC, CIF pricing includes:

◾	Local inland road transport from mine site until the port of loading;
◾	Freight forwarding administrative costs;
◾	Port unloading;
◾	Port storage (inc. including cleaning and environmental costs);
◾	Container management, stuffing and sampling;
◾	Inspections and customs clearance (Turkey);
◾	Ship-loading and stevedoring;
◾	Berthing fees;
◾	Wharf charges;
◾	Pilotage;
◾	Ocean freight;
◾	Container hire and decontamination;
◾	Container backload discount.

Risk of loss of or damage to the material shall pass to the buyer upon loading of the material into the vessel. It has been assumed that 0.15% international insurance premium level for the ocean voyage of concentrates will be applied over the CIF prices for the Project.

Overall, the seller’s cost to get the product from the mine to the point of sale has been estimated at USD62.50/wmt for copper concentrates and USD35.50/wmt for pyrite concentrates.

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20.	ENVIRONMENTAL STUDIES, PERMITTING AND COMMUNITY IMPACT

20.1	Permitting

Description of licence types and the processes for transitioning licences from exploration to operating have been described in Part 4 of this report. Fundamental to advancing the Project is a “Positive Decision for Environmental Impact Assessment (EIA)”. This approval is gained from Ministry of Environment, Urbanisation and Climate Change and is applied for by describing the proposed Project, the associated facilities, and the impacts (both positive and negative) that may have on the environment and local communities. The EIA Report that was drafted by Mitto Danışmanlık A.Ş. (Mitto) was submitted to the government in November 2020. The Review and Evaluation Committee meeting was held during February 2021. Based on all the corrections made and the approval letter received from the commission members, the final report was submitted to the government in July 2021 and the government’s approval was provided by letter on the 17 November 2021.

The Author has been advised by Mitto that:

1.	There are no material commitments imposed by the EIA approval process that are not allowed for in task and/or funding in the cost build up.
2.

The concerns raised in the assessments of the government’s Review Committee that have translated to an additional commitment (to that submitted) do not give cause to modify the engineered solution for the Project that is described in this Technical Report, pending obtaining some additional permits, the most significant being one for use of paste backfill underground.

As previously described in the PFS (Webster, R., et al, “Hod Maden Project Pre-Feasibility Study NI 43-101 Technical Report”, Sandstorm Gold Ltd, 31 May 2018 - https://www.sandstormgold.com/_resources/pFS/SSL-Hod-Maden-PFS.pdf) Artmin has obtained or will require numerous permits to complete exploration activities. The only material requirement changes to advance the Project that have occurred since that time include:

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Change	Permit Required	Corresponding Government Authority	Projected Time to Obtain	Comments	Permission Process	Estimated Budget (Price in 2021)
Newly added	Environmental Management Unit Certificate	Ministry of Environment, Urbanisation and Climate Change/ General Directorate of EIA, Permit and Inspection	After the EIA is granted and before the operation stage	For 4 years, every 4 years renewed	Normally provided within 1 or 2 months of application	12,650 TL
Permit Obtained in 2020	Permit for non-agricultural use	Ministry of Food, Agriculture and Livestock	After the EIA process	Will be taken once and will continue throughout Project life	Normally provided within 3 months of application	There is no approval fee

Table 20.1        Permit Protocol Changes Since PFS

The estimated budgets for fees provided in the PFS is largely unchanged, and those minor adjustments to charges are not material to the economics of the Project.

To date Artmin has spent TL 65,600 on the EIA permit application; this is considered a sunk cost. The costs (capital and operating) for the remaining permits and licences are provided in Part 21 of this report. Periodic costs during the operations phase for environmental work and renewal fees are considered in the operating cost budget, which can also be found in Part 21. A schedule as to how long it will take to assemble the applications, and how long it normally takes to process the application (including any community review and appeal time) is included in the overall time line presented in Part 24 of this report.

A Soil Protection Plan has been prepared by Mitto Danışmanlık (Mitto) and approved by the Provincial Directorate of Food, Agriculture and Livestock. A permit for non-agricultural land use was obtained from the Provincial Directorate of Food, Agriculture and Livestock.

It is intended that copper and pyrite concentrates will be exported out of a commercial port that is owned and operated by a third party; any requirement for modification or amendment to the operating statutory approvals at the port will be the responsibility of the owner of this infrastructure. Hopa Port, Rize Port and Trabzon Port have been investigated as the port of export. Similar materials are currently shipped from these ports. The necessary improvements to the port to take on concentrates from Hod Maden have been described in detail in Part 19 of this report. The costs and responsibilities for these improvements and ongoing operations at the port, including environmental compliance, are assigned to the Port Authority and are part of the product realisation cost. Abdicating such responsibility to a commercial port operator as a third-party service provider is not considered a material risk to the Project. Importation of hazardous goods used for processing the ore will be managed by the suppliers and, as such, no material risk has been identified for this activity beyond the normal associated protocols. There may be other permits or permissions that are not foreseen at this time, and some of the above may

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become unnecessary as more planning and detail is completed by Artmin; however, given the nature of the intended project the permitting expectation is considered to be well understood.

20.2	Physical Environment

The physical environment of the site has been discussed in detail in the PFS. The Project site, located in the Artvin province, Merkez district and Yukarımaden Village, is situated 20 km south of the Artvin city and 35 km north of the Yusufeli townsite. The climate in the Artvin Province, where the Hod Maden Project is located, is dominated by the Black Sea Climate (Köppen Climate Classification: Cfb), however due to considerable variation in elevation of the terrain, several microclimates are induced, which can manifest as warm Mediterranean climates in the valleys but more temperature and alpine climates at higher elevations, including snow in the winter. The climate of the nearest village (Yukarımaden Village) to where mining operations will be carried out, has warm summers, cool winters and fairly consistent rainfall all year around.

A meteorological monitoring station was deployed at site in 2017 and significant divergence of observations between the nearest long-term station (Artvin City) and the new station has been realised. Even though these stations are only 19 km apart, it is not unexpected to arrive at this finding given the shear terrain, the natural occurrence of isolated storms in the region, microclimatic effects and the fairly rapid change in climatic type as one moves south from the Black Sea coast into the hinterland. In response to this, climatic modelling has been completed by Artvin since the PFS to better inform and forecast weather patterns that are likely to be experienced on site.

The climate of the site is described in detail in Part 5.

Statistical analysis has been completed to assess how observations at Artvin city entered into various climatic models correlate against the predicted observations made at the Hod Maden Meteorological station versus actual observations (as a means of model calibration), and thus how the long term Artvin data can be extrapolated onto the site to provide a long-term climatic forecast for design. It is recognised that the data set is limited. It was found that the PERSIANN (Precipitation Estimation from Remotely Sensed Information using the Artificial Neural Networks) model provides a strong guideline for site precipitation when an adjustment factor is applied. This model was recommended for the basis of hydrological modelling. Given the extents of the drainage area, it was recommended that modellers to extended this model over the whole drainage basin, however given the lack of stations to provide a calibration factor, care will be needed as to how the PERSIANN model is applied. Other climatic variables have been much easier to predict.

20.3	Biological Environment

Environmental baseline data collection (EBDC) carried out by Golder Associates Turkey, Ltd (GAT) in 2013 & 2015, by SRK Consulting Turkey & Denver/USA (SRK) between 2017 to 2020, and Mitto Consulting Turkey (Mitto) between 2018 to 2021, are now complete and has formed the basis of the Environmental Impact Assessment (EIA). Although the studies have been carried out over the original

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four mining licence areas (now merged into one, refer to Item 5), impact assessment has focussed on the areas where direct impact (land disturbance) will occur and then radiated out from these areas in loci of secondary impact by intensity, that is, direct impact, then adjacent areas that may be affected by the mining activities due to dust, vibration, light, noise etc., then expanding out to intermediate areas where impact is secondary and limited to the level that flora is no longer impacted, fauna may still be disturbed and the aesthetic impact is still visible, until a boundary where the mining activities are unlikely to have any impact at all.

It is understood that the EIA document has been approved by the Ministry of Environment, Urbanisation and Climate Change in November 2021 after extensive review by a Review Committee, with a letter received from Mehrali Ecer, General Manager Environmental impact assessment, Permission and Inspection. The EIA document is in the Turkish language and can be downloaded from the Ministry’s web site: https://eced-duyuru.csb.gov.tr/eced-prod/duyurular.xhtml. It has not been reviewed in detail by the QP but according to advice from Mitto is in line with this Technical Report. Letters from the various agencies that formed the Review Committee have been provided and a resultant list of commitments has been formed. This list of commitments is in line with the environmental management initiatives described in this Technical Report.

20.3.1	Environmental Baseline Studies

As mentioned earlier, all planned environmental baseline studies carried out by GAT & SRK & Mitto are now complete. Historically there was significant work done, and this has been described in the PFS. Since that time further field studies have been completed and these include:

Post-PFS Studies (from May 2018 to Date)

When	What	Responsible Party

Feb-18	ARD/ML Assessment.	SRK

May-18, Sep-18	Fauna and Flora Studies for 2 times seasonal monitoring for determination of the floristic and faunistic characteristics of the Project site and the surrounding area, determination of possible impacts of the Project on flora and fauna, and assessment of measures that could be taken in terms any potential impact on flora and fauna in the area.	SRK and Professors

Feb-18, May-18, Aug-18	Surface and Ground Water Sampling and Analysis Study for 3 times seasonal monitoring to determine and monitor the water quality in mining license area.	SRK

Oct-18	Soil and Sediment Quality Sampling and Analysis Study.	SRK

Oct-18	Hydrocencus Studies.	Mitto

Nov-18 Summer and Fall 2019	Air Quality & Noise Measurements.	Mitto

Nov-18	Soil and Sediment Quality Sampling and Analysis Study.	Mitto

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When	What	Responsible Party

Sep-19	Cultural Heritage Study.	Mitto and Professor

Sep-19	Additional ARD Sampling.	SRK

Sep-19	Meteorological Data Analysis Study- Phase-II.	SRK

Dec-19	Revised ARD/ML Assessment.	SRK

Mar-20	Surface and Ground Water Sampling and Analysis Study seasonal monitoring to determine and monitor the water quality in mining license area.	SRK

Mar-20	Hydrology Report.	SRK

Aug-20	Biodiversity Action Plan - Draft (This document is under revision and will be finalized after the EIA decision is made)	Mitto and Professors

May-21/Oct 21	Biomonitoring and Birds Migrate Route Monitoring Study	Artmin

Table 20.2        Post PFS Baseline Field Studies

All of the baseline studies that have been completed since 2013 have been carried out in accordance with the Turkish Legislation and executed by consulting firms such as GAT, SRK and Mitto, with national and international experience in the field of mining and EIA. Analysis of the findings has been completed under the oversight and review of NewPro Consulting & Engineering Services. It is considered by the local consultants that the base line data that has been collected on these occasions is sufficient for the EIA. In the baseline studies conducted since PFS, related IFC performance standards have also been taken into account.

Since the PFS was published significant inroads have been made in land acquisition in the Maden valley, and on that basis the layout has been significantly revised such that much of the proposed infrastructure design, including the process plant, has subsequently been located in the Maden Valley as opposed to the Saliçor Valley. In the opinion of Mitto, this will reduce the overall impact of the Project on the environment.

20.3.2	Post-PFS Studies (from Oct 2017 to June 2020)

As described in the PFS report, the preliminary flora and fauna studies covering the four licenses (license numbers 20050853, 201200321, 201201058 and 201201059) were carried out by GAT and academicians from Artvin Çoruh University, in June, July and September 2015. After the PFS was published, exploration licenses numbered 201201058 and 201201059 were released back to MAPEG (the General Directorate of Mining Affairs) by Artmin since they are considered to be of little exploration potential and not required for the siting of mine related infrastructure (save for the access road upgrade, which does not need a mining license). The licenses numbered 20050853 and 201200321 were merged as of October 2019 as the result of an application made to MAPEG. The new operating license number of the merged licenses is 87288.

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Given the profound refinements that have occurred since the PFS, further field work has been carried out by professors from various universities in Turkey under the coordination of SRK, with the objective of verifying and optimising (and where necessary correcting) the previous works in this more focused area.

All new studies of flora, were carried out by Prof. Dr. Hayri Duman (Gazi University, Science Faculty, Biology Dept.). These studies were carried out with the objective of supporting an environmental impact assessment (EIA) in the context of that being defined by the overall Feasibility Study. Prof. Duman has made an assessment on these issues and has taken into account the studies carried out in 2015 during his studies. Details of the flora works completed by Prof. Duman are summarized in Section 20.3.3.

Critical habitats have been evaluated within the framework of IFC PS6 and details on this issue are included in the draft Biodiversity Action Plan (BAP) which was prepared by Mitto and professors (Prof Aydın Akbulut from Hacettepe University, Dr. Şafak Bulut from Hitit University, and Teach. Ass. Haşim Altınözlü). The BAP document is under revision and will be finalized after the environmental impact assessment decision is provided (and thus any recommendations by statutory bodies incorporated).

With respect to fauna, all studies were completed under the coordination of SRK. All fauna work except for invertebrates was carried out by Prof. Dr. Zafer Ayaş (Hacettepe University, Science Faculty, Biology Dept.) in Oct 2017, May 2018 and September 2018. Studies related to invertebrates were carried out by Prof. Dr. Abdullah Hasbenli (Hacettepe University, Faculty of Science, Department of Biology) in May 2018 and September 2018.

It has been demonstrated in studies that the habitat of the region including the mining licence area is suitable to support a variety of wildlife; the energy flow within this ecosystem has created highly developed bio-ecological networks.

Further biodiversity studies were completed in 2020 and 2021 as part of the quest by the Artmin team to build a detailed understanding of the area to incorporate into the biodiversity action plan (BAP). A bird migration path monitoring study was carried out in the spring and fall of 2021. The final report will be prepared once the autumn period monitoring work is completed, but a further 5 species were cited as a result of this study (all common).

20.3.3	Flora

In the evaluation of the flora and vegetation data related to the proposed Hod Maden Project direct impact areas and their surroundings, field (base-line) studies conducted in and around the activity area in October 2017 and May and September 2018 were the principal reference criteria.

As a result of research carried out within the Project area, a total of 347 species and taxons at subspecies level belonging to 79 families were identified. 19 of the taxons determined in the field are endemic to Turkey. 11 of the endemic taxons are regionally spread (Alyssum artwinense, Acer divergens var. divergens, Chesneya elegans, Astragalus czorochensis, Lathyrus woronovii, Sempervivum glabrifolium, Seseli andronakii, Bupleurum brachiatum, Centaurea leptophylla, Veronica

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oltensica, Micromeria elliptical), and 8 of them (Cerastium armeniacum, Alcea calvertii, Crepis bupleurifolia, Campanula betulifolia, Ballota rotundifolia, Lamium galactophyllum, Salvia rosifolia, Allium sosnowskyanum) are widespread (i.e. have a large geographic range). The 4 species (Astragalus sommieri, Astragalus adzharicus, Centaurea dealbata, Polygonatum glaberrimum) that are found in the proposed Project area have a small geographic range, although they are not endemic. In addition, Cyclamen coum species has been identified in the Project area; these tubers are exported abroad and although not endemic, are in the list of CITES ANNEX-II (species not necessarily threatened with extinction, but in which trade must be controlled in order to avoid utilization incompatible with their survival).

Since endemic or localised spread fungus species are not found in the region, it was not considered necessary to carry out a study for Mushrooms/Fungus.

Since the Project site is located in the Eastern Black Sea region, species presently found on site and in the Eastern Black Sea Region generally will be used for landscape remediation. Accordingly, the optimal tree and shrub species to be re-established in rehabilitated areas will include Carpinus betulus (European hornbeam), Ostrya carpinifolia (European hop-hornbeam), Cotinus coggyria (European smoke tree), Quercus petraea (Sessile oak), Pinus sylvestris (Scots pine) and Picea orientalis (Oriental spruce). Additionally, herbaceous species such as Origanum rotundifolium, Hedysarum huetii, Seseli andronakii will be incorporated into landscaping during closure. Landscaping may vary of course, depending on the habitat being targeted.

Prof. Dr. Özgür Eminağaoğlu and Prof. Dr. Temel Göktürk from Artvin Coruh University completed field studies in same region in June, July and September 2015. The floristic list that was prepared included both field observations and taxa that are likely to be in the Project area according to referenced literature data. However, the subsequent report prepared by Prof. Dr. Hayri Duman has been prepared only in accordance with the actual base line field studies made in October 2017, May 2018 and September 2018. Accordingly, it is considered that it would be inaccurate to directly compare the two reports due to the fact that the previous study also included all species identified in the wider Çoruh Valley basin.

To put this is context, the study carried out in 2015 also includes literature data, including several species that were not observed in the proposed impact envelope, in the flora list. Accordingly, in respect to the presence of Hypericum fissurale that has IUCN Hazard Category is “CR”, it is necessary to state that this species was not observed in the more detailed work completed subsequently. Additionally, in the opinion of Prof. Hayri Duman, Campanula troegerae was misidentified and in fact does not present in the area, and is rather Campanula betulifolia (these species are very similar in appearance). Therefore, when the studies are evaluated together in terms of identification of threated species, the work prepared by Prof. Hayri Duman has been relied upon for base line definition and subsequent preparation of the EIA. Instructively, the work by Prof. Dr. Hayri Duaman has identified alternative species of concern, including, Lathyrus woronovii, Sempervivum glabrifolium, Seseli andronakii, Bupleurum brachiatum, Centaurea leptophylla, Veronica oltensis, which were not included in the report prepared in 2015.

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What the differences in the reports do highlight however is that the region is rich in biodiversity and endism, hence Artmin will require strict and detailed biodiversity management planning, which may also extend beyond the envelope of material impact.

The timing of field studies for flora investigations included all significant phenological phases in the region; it is considered that the study periods were sufficient for accurate assessment. However, if additional species with a critical threat categorisation are detected during the follow-up field work prior to the commencement of construction or during the mining operations phase, necessary protection measures will be proposed to minimize the impact on these species by the proposed activities.

When the plants distributed in the Project area are evaluated together in terms of both national and international IUCN Threat Criteria, it is understood that the Project area could be considered to have a very rich biodiversity in terms of flora. Accordingly, given that a total of 19 different plant species were identified in the Project area that, according to both national and international threat categorisation, and which are listed in the IUCN Red Book under threat categories CR, EN, VU and DD, a flora management plan will need to be implemented that addresses specifically species that require critical protection measures.

In order to reduce the impact on the species deemed critical that have been detected in the Project area to a level that will cause least impact as a result of the mining activity, and to ensure the continuity of critical habitats, the following recommendations for the BAP are provided below:

◾

Before and during mine operations it is recommended that the seeds of the critically distributed endemic and non-endemic species are collected before and during the proposed activity and delivered to the Ankara Seeds Gene Bank. To date, seeds belonging to the endemic and non-endemic but rare plant species that can be found in the Project area have been collected during field trips in 2019, the seeds of a total of 19 species, 11 regional, 3 widespread endemic and 5 non-endemic but rare have been collected and stored in suitable preservation receptacles. During these studies, a sufficient amount of mature fruit samples (to ensure that immature seeds were not collected) belonging to critical species were collected in cloth bags and preserved. The plant samples were brought to Gazi University in Ankara Herbarium where they were dried in the shade and their seeds were extracted;

◾

During the proposed construction and mining activities the Artmin Environmental Team, supported by academic consultants, will need to check whether critical distributed plant species (local and regional endemic) survive in the Project area and its surroundings, and take emergency measures if necessary. A monitoring program should be carried out at least once a year during the life of the mining activities;

◾

In order to strengthen the populations of Lathyrus woronovii and Centaurea leptophylla species, which are “CR” in the threat category according to both national and international IUCN threat categorisation, their seeds should be collected during the appropriate period and planted in suitable habitats at alternate locations that will not be affected by the Project

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(assuming that this will not be to the detriment of other uncommon species). These plantings should also be monitored at least once a year to measure success, and if necessary specific propagation protocols/techniques established and protection from herbivores emplaced (while the plants get established);

◾

With respect to critical habitats (deciduous mixed forest, Pinus sylvestris and cliffs), these should be demarcated and regularly monitored once construction is complete. Barriers (either procedural or physical) should be put in place to limit access to these habitat areas. If situations occur that put in risk the future of the habitat, rapid intervention should be made to eliminate the causes of such disturbance.

20.3.4	Fauna

The main objective of the terrestrial fauna studies was to determine the areas that are likely to be affected at the operation level of project (project activity and impact areas), the terrestrial fauna elements in these areas (amphibians, reptiles, birds and mammals) at a species level, determine the biological activities of these species in these areas (breeding, nutrition, accommodation etc.), and to assess appropriate mitigation measures by identifying possible impacts resulting from project activities.

Investigations were made in respect to insect species that have the potential to be affected by the activity within the impact area of the Project site, and in the alternative areas for relocation. Odonata, Lepidoptera (except moths), Diptera and Coleoptera insect species which are vulnerable to environmental impacts, were assessed in detail.

With respect to invertebrates in general, Professor Abdullah Hasbenli provided the following guidance about study requirements and potential impact in the Project area:

◾

With respect to molluscs and other invertebrate phyla, the professors that have completed this work have concluded that the diversity of species living in inland waters and associated terrestrial environments is low in Turkey. With respect to Arthropoda, of the remaining 24 orders of hexapod, the arachnids, terrestrial crustaceans etc.; in all these groups it is considered that there are no species that are endemic or needing conservation, and there is also no national assessment for these species. Some observations with respect to these creatures was however made during the studies of aquatic habitats (refer 20.3.5). There are no endemic worm species in Turkey.

In this context, the principles and methods taken as the basis of faunistic studies are outlined below in general terms:

◾	Terrestrial fauna studies addressed groups of mammals (Mammalia), birds (Aves), reptiles (Reptilia), amphibians (Amphibia) and insects (Insecta);
◾

Fauna studies were carried out to cover the proposed mine and infrastructure sites and its vicinity. In addition, the study area was further expanded in cases where a different topography and/or vegetation structure was present and thence a different fauna structure

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could exist. The field studies were carried out in October 2017, May 2018 and September 2018 periods in order to determine the fauna elements that use the Project areas. These periods are considered the times when the terrestrial vertebrate and invertebrate fauna elements in the area can be observed the most, and thus the most appropriate time for study. During the winter, the area is often covered with snow and roads are closed. Many fauna elements leave the area at the end of autumn and/or go into hibernation. Therefore, it is not possible to collect a lot of useful data in the field during the winter months. In these periods, the information gap was filled with data obtained from photo traps and collections by local people. Other than those species identified in the prepared fauna lists, it is unlikely that additional critical fauna elements will inhabit the area. This is because the lists were supplemented with literature information, reports outlining previous fauna studies in the nearby environment, survey information obtained from the personnel working in the proposed mine area (exploration personnel) and anecdotal information provided by local people. Accordingly, species that are present in this region according to the literature and other evidence, but not identified during field studies, are also included in the species lists based on habitat suitability;

◾

In the habitats investigated at the Project site and in the proposed impact area in particular, species identified were assessed for endism and against the national and international conservation status; Red List categories were indicated according to CITES, Bern Convention and IUCN Red List references;

◾

Where critical or vulnerable fauna elements were identified at the Project site and its vicinity, their existence was also investigated outside of the Project site, and alternative sites sought in case that relocation will be required due to impact during the construction and operation period.

The terrestrial fauna lists were prepared by Prof. Dr. Özgür Eminağaoğlu and Prof. Dr. Temel Göktürk from Artvin Çoruh University in 2015 using limited site observations and literature records, including the Artvin Yusufeli region in which this area is located. Further work conducted by Prof. Zafer Ayaş in this area, which included photo trapping studies and surveys with local people, determined that some fauna species commonly found in the Artvin Yusufeli region could not be evidenced in the mine license areas. It is of course possible that some fauna species on that list were not observed in this area during the study periods due to their mobility, or there may be species that were not on that list but were included in the report prepared by Prof. Zafer Ayaş. As previously stated, such observations may increase or decrease with studies to be carried out in different periods.

Detailed findings in relation to fauna are presented under separate sections for four terrestrial vertebrate classes (amphibian, reptile, bird, and mammal) and one invertebrate class (insects) below. According to the findings obtained, the impact of the mining in terms of fauna has been evaluated ecologically and the species that are likely to be affected by the activity and that are in the threatened categories have been identified and scientifically assessed. In general:

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◾

Since there is no permanent standing water (lakes, ponds, wetlands, etc.) in the license areas, no aquatic mammals, water birds or land and water turtle species were encountered. This situation is compatible with literature;

◾

Species of all orders identified in the mining license and adjacent areas (and birds that were observed outside but in the vicinity of the study area) are species commonly found throughout the Çoruh River Valley and the Eastern Black Sea Region;

◾

Some animals identified in mining license areas were observed in deep forested valleys, woodlands along river banks, agricultural areas, forest areas and in close proximity to settlements. Shrubby dales, natural meadows, degraded and natural woodlands, rocky areas of sparse woodland and shrubbery, and outcropping rocky slopes are other habitats where fauna were observed;

◾	Fauna found in the area use a variety of habitats and biomes for different purposes (such as feeding, roaming and reproduction).

Mammals

◾	A total of 35 mammal species belonging to 6 orders and 22 families were identified in the mining license areas. It is believed that the abundance of these species may change seasonally;
◾

The greater mine license areas are home to, or at least periodically visited by, a variety of mammal species. Carnivore mammalian species (brown bear, lynx, grey wolf, jackal, fox) with large and medium body size are known to exist in the area, however for many of them their range will exceed the lease area and only overlap periodically. Some (like foxes) will have a more permanent presence;

◾

Other mammal species identified or thought to inhabit the area include large herbivorous mammal species (such as mountain goat, roe deer, pig). In addition to this, the area supports medium-sized mammals (such as badger, otter, marten, weasel, rabbit), various rodent and bat species;

◾

Most of the species (23 species) included in the mammal species list were detected by direct observation, photo traps, and voice recorders. Although not observed in field studies, the other 12 species are included in the list because they are highly probable species in these areas according to literature, survey and habitat suitability;

◾

It was observed that the number of individuals belonging to the observed species was relatively dense during spring and autumn periods. The reason for this is that region contain habitats suitable for mammals and is near the Caucasus Region, which has a mammal diversity unique to its bio-ecological region;

◾

Carnivore and herbivorous mammals have been most commonly observed in high altitude forests (scotch pine and spruce forests), on cliffs covered with short scrub bushes and bare rocky areas. It has also been found that these mammals go down to streams to drink water;

◾

Predatory mammal species identified in the mining license areas were most commonly found in high altitude areas, which are generally not going to be directly impacted by the proposed operation. Since the existence of these predatory mammal species and their den location

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may change from year to year, during pre-construction periods, especially in places that have been proposed for land clearing, these species should be sought after and relocated.

Birds

◾

A total of 93 bird species belonging to 13 orders and 25 families have been identified in the mining license areas. This number increased from 88 observed in previous studies due to observations made in the most recent migratory bird survey. There are no endemic bird species in the area. It is believed that the abundance of these species may change seasonally;

◾	Two vulnerable species have been observed at the site;
◾

Most of the species (66 species) included in the identification list were detected by direct observation methods. Although the other 27 species listed were not observed in field studies, they were included in the list because they are highly probable species in these areas according to literature, survey and habitat suitability;

◾

The mining license area contains a diversity of birds. Birds of prey (vultures, eagles, sparrowhawks, falcons, kestrels), owls, forest birds, partridges, chimney swifts, ground birds, woodpeckers, Columbidae and Passeriformes are all represented in this bird diversity. In this context, the regional habitat, including areas within the proposed mine site, is considered suitable for feeding, sheltering and breeding for carnivorous, scavenger, seed-consumer and insectivorous bird species;

◾

It was identified that the abundance (number of individuals) of these species is relatively high in the spring and autumn (fall). The main reason of this is that the Project site is located within the greater Eastern Black Sea migration route of birds, and contains suitable habitats (for birds of prey and forest birds in particular) to sustain birdlife, and is located very close to the Caucasian Region, which has bird diversity in terms of bio-ecology;

◾	Some of these birds are migratory birds and some considered native birds as summer visitors or winter visitors to Turkey;
◾	Raptorial birds have been observed in high altitude forests (Scots pine and Oriental spruce forests), on outcrops covered with short scrub bushes, and in bare rocky areas;
◾

The Çoruh Valley, which is very close to the Project site, is on the migration route of many raptors. After the breeding season, raptors and other birds migrate to the south due to adverse climatic conditions and food shortages in the area during winter. The migration period begins at the end of August and ends in late October.

Reptiles

◾	A total of 28 reptile (snake and lizard) species belonging to 1 order and 8 families were identified within the mining license areas;
◾	Most of the species (18 species) included in the reptile species list were identified by direct observation methods;

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◾	The other 10 species, although not observed during field studies, are included in the list because they are likely to be in these areas according to literature, survey and habitat suitability;
◾

There are 137 reptile species registered in the fauna of Turkey. In this context, it has been determined that the mining license areas have approximately 20% (28 species) of the species (137 species) registered in the reptile fauna of Turkey;

◾	Of the species identified, Darevskia uzzelli (Uzzel’s lizard, endemic) and Eryx jaculus (Spurred snake, rare) are listed in national and international threat categories.

Amphibians

◾	A total of 8 amphibian species belonging to 2 orders and 4 families were identified in the mining license areas;
◾	4 species (Bufo bufo, Pseudepidalea variabilis, Hyla savignyi and Pelophylax ridibundus) included in the amphibian species list were identified by direct observation methods;
◾

The other 4 species, although not observed during field studies, are included in the list because they are highly likely to occur in these areas according to literature, survey and habitat suitability;

◾

There is a total of 28 amphibian species registered in the fauna of Turkey. In this context, the mining lease area may contain 29% (8 species) of the species registered in Turkey as amphibian fauna. This situation suggests that the mining license area is not very rich in terms of amphibian species diversity;

◾

Additionally, it has been observed that the number of individuals belonging to these species is relatively low. The main reason for this can be explained as the absence of stagnant water ecosystems (lakes, wetlands, etc.) in the mining license area;

◾

According to the IUCN (International Union for Conservation of Nature), only Mertensiella caucasica (Caucasian Salamander) is in the threatened category (VU = Vulnerable); this salamander species has a restricted distribution. Although individuals of this species were searched for in streams and wet areas, they were not encountered during field studies. However, according to the literature, it is possible that this endemic species could be found in wetlands and humid areas in this region. Habitats suitable for this species are available in the mining lease area, although the occurrence of such habitats is low. Accordingly, in the context of this Project, Mertensiella caucasica (Caucasian Salamander) has been considered as a critical species likely to be affected by the Project activities within the scope of the proposed mining operation, and further investigations will be required to confirm if this species exists at all in the areas that have been proposed to be impacted.

Invertebrates

◾

A total of 213 insect species from the orders Lepidoptera (only butterflies), Odonata (damselfly), Coleoptera (Beetles) and Diptera (Flies) were identified within the Project site and its immediate surroundings;

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◾

10 species from Odonata order were identified. 4 of these species are categorised as LC (Least Concern) according to the IUCN Red List, and the remainder uncategorised in IUCN lists. None of the identified species is included in the lists published under the Bern Convention. 80 species were identified from the Coleoptera order. Among the identified species, none of them are recorded in the IUCN Red List or Bern Convention;

◾

80 species were also identified to be from the Lepidoptera order. Among these species Parnassius mnemosyne and Parnassius apollo are listed in Bern Convention Appendix-II (Strictly protected fauna species). Parnassius apollo is categorised as VU (Vulnerable) and Parnassius mnemosyne is categorised as LC (Least Concern) according to the IUCN Red List. The remainder of the species evaluated have not evaluated by the IUCN. Alternately, Polyommatus merhaba, categorised as EN (Endangered), Pieris napi categorised as NE (Not Evaluated) and Thecla betulae categorised as DD (Data Deficient), and other species categorised as LC (Least Concern) according to national Red Book of Butterflies in Turkey, which has been prepared according to IUCN criteria, were also among the species of concern;

◾	In the field studies, 43 species from the Diptera order were identified. None of them are listed under national or international protection criteria;
◾	No endemic species were found among the species identified in the region where the field studies were conducted;
◾

The assessment carried out in terms of the species identified in Hod Mine Project sites has determined that the number of species with a high priority of conservation, according to national or international protection criteria, is considered to be low due to the low habitat diversity and the incidence of hillsides with low vegetation.

Measures to Manage Impact on Fauna

As described above, some of the terrestrial fauna species that have been observed in the mining license areas have been evaluated as critical species (endangered and/or rare and/or endemic) in this region, Turkey in general and on a worldwide scale. The licenced mine areas are part of greater ecosystems where the wildlife is well sustained. Accordingly, attention should be paid to avoid negative effects on fauna species caused by mining related activities. In this context, the protection of some key (critical) species is important to maintain the sustainability of fauna species in particular and ecosystems in the region generally.

The protection of critical species and implementation of necessary measures will ensure the protection and continuity of other wildlife elements in the region. The impacts of the planned activity on the fauna can occur directly and indirectly in the Project site and its vicinity.

Measures will be taken to reduce/prevent the possible impacts on key species that may be caused by the Project activities. Actions to preserve terrestrial fauna during construction and operations are outlined below:

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◾

The most important action will be to finalise the site layout and clearing plan. Before any clearing commences the designated areas will be resurveyed by the relevant fauna experts and where necessary species relocation (capture and release) activities will be undertaken. It should be noted that this work should start as early as possible such that technical requirements can be adequately addressed in order to minimise any risk to the construction schedule. Plans will also be drawn up and actions taken up to ensure that there are suitable alternate locations and habitats for these individuals to sustain themselves in;

◾

The critical, rare, endemic and limited mobility fauna species mentioned earlier are considered primarily as potentially affected species. Conservation measures and recommendations related to these have been developed in the BAP for each fauna class;

◾

Engagement with relevant expert academics before and during the construction period, particularly in terms of seed collection, transplantation, horticulture and animal transfers and breeding will be essential. Artmin will employ permanent personnel responsible for the deployment of biodiversity action planning (BAP). These personnel will be supported by academics and consultants as appropriate throughout the life of the mine. Personnel with appropriately delegated responsibility and authority will ensure that the measures/practices required to prevent and/or reduce the potential negative impacts on fauna and flora are carried out correctly and on time. It is considered that the proposed mining activity can be carried out in an important area in terms of fauna, with minimum impacts, with the disciplined application of scientific practices and the support of experts;

◾

If it is appropriate and technically feasible for the progress of the Project, it is recommended that clearing of vegetation in the Project area and stripping the top soil are completed after the breeding and rearing period ends and before the animals go into hibernation. The best period for this is between September and November. Seed collection and any targeted transplanting should also occur before clearing commences, which again is best done at this time of year. No matter at what period of the year construction clearing starts, the site will need to be surveyed and animals cleared and relocated. However, if this is not possible in terms of other Project demands, the existence of flora and fauna species at the construction site will need to be investigated by a fauna expert before clearing commences, and if there are breeding animals, it will be necessary to collect and transfer adults and juveniles to alternative suitable areas outside the construction site;

◾

As mentioned above, animals with limited mobility should be collected before and/or during all stages of clearing, grubbing and top soil stripping, and they should be moved to suitable alternative areas outside the Project site and monitored. These alternative areas will need to be identified as part of planning before the work commences;

◾	To prevent adverse effects of fauna species during construction activities, these activities should be gradually with sufficient time for the active fauna species to leave this area;

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◾

Barriers such as wire fences should be placed around the construction sites to prevent the access of fauna species; “Ecological Corridors” should be provided in order for mobile fauna elements such as mountain goats, roe deer, lynx, pigs and wolves to reach the existing water systems in the Project areas and meet their water drinking needs. As the Maden Valley is not a wilderness area, the impact will be more manageable but again this will be considered in detailed design of drainage;

◾

All staff should be informed and trained about especially critical species in the area; personnel should be instructed that if they find these animals, they should report the fact to the relevant environmental unit personnel;

◾

When any fauna element is encountered during construction activities, actions that would potentially harm animals should be halted until the fauna concerned are caught by the relevant environmental unit personnel, secured and transferred to areas outside the Project area, or ushered out of the area similarly;

◾	Animals that somehow enter the areas surrounded by fences and/or become trapped in these areas should be collected and then transferred to suitable alternative locations outside the Project area;
◾

All operating sites will be fenced off by perimeter barriers in order to prevent the entrance of flightless fauna. Fencing should be done in a manner that burrowing animals cannot get under these barriers. Given that brown bears and other large fauna are present, these barriers will need to be adequate to prevent damage from such beasts. In terms of wildlife management, it is essential that there are no fauna elements in the mine industrial areas. Wire mesh is one of the most important and effective mechanical applications to fulfil this principle. Fencing is to be inspected regularly and any holes or damage repaired with immediate effect;

◾	Elements that will attract fauna elements to the proposed industrial areas include food (especially garbage and food residues), which should be managed appropriately;
◾	Necessary precautions should be taken in order not to attract fauna species to wastewater in environments containing chemicals open to the atmosphere;
◾

Installation of alternative water points may be considered (e.g. artificial water holes) and maintained in drier periods. Unplanned water accumulation and ponding of water should not be allowed to occur in any location. The Environmental Department at the mine will inspect the site regularly to ensure that this does not occur; if observed they should be drained and covered with soil. Until the ponds are eliminated, as an urgent action, these ponds should be covered with a tarpaulin and any birds contemplating use of this water should scared off by operating sonic devices;

◾

In this context, in order to detect water accumulation, ponding and mud pools that will attract birds and other fauna elements, a planned ornitho-faunistic monitoring program is to be implemented the mine site. The location and the surface area of all open water within the mine industrial areas should be determined during the weekly monitoring;

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◾

Mechanical and electronic precautions (such as, bird-scaring balloons/kites, sonic and ultra-sonic devices, strobes, etc.) should be installed to prevent the entry and roosting of flying fauna, especially birds, in the environment and facilities that are open to the atmosphere and where chemicals are located. This will be particularly important on the tailings storage facility;

◾

The animals in the mining license area or its immediate surroundings should not be given food (seeds, fodder, etc.) by the personnel, and food/garbage should not be left uncovered or allowed to build up;

◾

Elevated anchors, pipes, beams and columns where birds can roost/nest at night should be cleaned with pressurized water and/or air and potential/existing nests should be destroyed immediately. Bird spikes and lasers may need to be considered in addition to bird scarers;

◾

Birds should be prevented from breeding within the industrial areas; hence any observed nests should be destroyed immediately. Because birds are dependent on their nests, successful relocation is very difficult. If the nest sites are cleaned and spoiled before and/or during nesting, it will be easier for them to leave the area;

◾

Often birds can be stubborn, hence procedures may need to be repeated until the birds give up on their selected nesting site. Birds will stop coming to these areas after frequent cleaning and removal of their shelter and nesting areas;

◾

If birds persist in seeking shelter and breeding sites even after they are cleaned with pressurized water and/or compressed air, sonic bird scarers etc., are recommended to be installed as a second stage measure application;

◾

In addition to structures, other unnatural environments could be used for shelter/nesting, such as wood and metal waste (scrap, pallets, bins, etc.) should be removed from the environment with high regularity (such that opportunity for the birds to shelter and nest is minimised) or they should be covered in a way that prevents the birds from entering. An example of this is covering spares in wooden crates left in open yards are covered with tarpaulins;

◾	After any action, monitoring should occur until the birds leave the areas, otherwise further actions should be repeated as soon as possible, or alternative actions applied;
◾

For wildlife management and protection within the mine site, in line with the principle that there will be no fauna allowed to live in the industrial areas, especially in areas close to environments containing chemicals open to the atmosphere, any natural dens that would attract medium and large mammal species such as foxes and wolves, must be destroyed upon detection;

◾	Photo trap studies should be conducted to monitor mammal species;
◾

In general terms for all fauna species, monitoring should be done within the framework of a planned monitoring program that assesses diversity and population levels; such monitoring should continue for at least 3 years (assuming no significant change - changes in either population or diversity may initiate further management plans).

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After the operating activities have ended, the topography of the area will change as a result of material movement and other operational activities. In order that these new landforms are to transform back into a semi-natural state that support the natural flora-fauna components of the area, and thus to ensure the formation of new habitats, the required actions that will need to be incorporated into the mine closure plan are listed below:

◾

Man-made structures (such as accommodation units, industrial buildings, offices etc.) will be removed from the site, including concrete footings. It may be possible that on the private lands that the local community will like to take over these buildings for their own long-term purposes; this will be negotiated as part of the closure plan;

◾	All excavations should be filled with non-acid forming rock as much as possible and prepared for bio-restoration after covering with top soil;
◾	Bio-restoration and revegetation studies/planning will be prepared by an expert botany team and subsequent applications will be controlled and monitored;
◾

After the bio-restoration sites are created and appropriate revegetation established (to the extent that is sustainable), the perimeter fences will be removed and opened to the entrance of the active fauna elements in the area.

Measures and detailed plans have been determined separately for each fauna class to reduce the possible impacts of the scope of the mine Project.

20.3.5	Aquatic Communities

For the PFS report, the initial hydrobiology field study including 4 mining licenses (license numbers 20050853, 201200321, 201201058 and 201201059) were carried out by SRK and Prof. Dr. Aydın Akbulut from Hacettepe University in October 2017. Hydrobiology studies conducted by SRK and staff from the Hacettepe University commenced in October 2017. Another field study was carried out in May 2018 and was completed to a level sufficient for the EIA, and further studies have also occurred in 2020 and 2021. The findings of these studies are summarised below:

◾

A total of 84 taxa (species and subspecies) belonging to 5 different freshwater algae classes were identified at three stations in the Madenler Stream Network. All of the freshwater algae species identified in general are common and there are no endemic, rare or endangered species specific to the region present;

◾

Examinations made in the study area realised a total of 13 taxa for Cladocera and Rotifera, which are the dominant groups of zooplantonic organisms. It has been observed that the diversity of zooplanktonic species is not rich. Identified species are also cosmopolitan and common species;

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◾

A total of 33 benthic invertebrate species belonging to four major phylums were identified according to sampling in the study area. Of these, 2 are included in Mollusca, 1 in Annelida, 1 in Platyhelmintes and 29 in Artropoda phyla. In general, benthic species diversity, population densities and excess of clean water indicator types demonstrates that Madenler Stream Network has the water quality that can sustain these organisms. There is no threatened species among benthic organisms identified that need protection;

◾

Nine (9) fish taxa belonging to 3 different families were identified in the Madenler Stream Network. 8 fish species were caught and identified during the field investigations. According to the data obtained, Salmo rizeensis, Capoeta banarescui, Alburnoides fasciatus and Squailus orientalis are the dominant fish in the Project area. Among the species captured, Alburnus chalcoides is the only species to be included in the Bern Convention (Annex III) list. While Barbus tauricus is classified as VU (Vulnerable) according to the European Red List (ERL); Alburnoides fasciatus, Alburnus chalcoides, Capoeta banarescui, Chondrostoma colchicum are species protected under LC (Least Concern) status. Squalius orientalis, Oncorhynchus mykiss and Salmo rizeensis are species in the NE (not evaluated) category. Capoeta banarescui is a common and abundant endemic species of freshwater environments in the Middle and Eastern Black Sea region of Turkey.

The Aquatic habitat of the Project area is generally stony, lacks aquatic plants, and contains only micro algae and benthic invertebrates. However, it was determined that the riparian vegetation observed on the banks of the sampled areas is quite vibrant and it is used for shelter, nesting and feeding purposes for many terrestrial creatures dependent on water. In the sampling studies carried out on mining license areas and their immediate surroundings, densities of connected algae communities and benthic invertebrate species were determined to be abundant at almost all stations in particular. Conversely, zooplanktonic organisms were found to be present in a small number of species and with a low density. Due to the fact that zooplanktonic organisms are more common in still water systems and the Madenler Stream Network is generally fast flowing in all locations, the species diversity associated with this group was very low in the aquatic ecosystem in the study area. Only Rotifera. that can successfully live in this environment, were found in high numbers. With respect to fish species, considering that 16 species are registered in the entire Çoruh basin, fish detected in this study were observed in high species diversity and density. In terms of algae, zooplanktonic organisms and benthic organisms in the aquatic ecosystem food chain, it was determined that the distribution is similar to the distribution of fish in the area.

According to IUCN conservation data, among the fish species observed in the Madenler Stream Network that may be affected during the Project construction and operation phases, only Barbus tauricus is considered as “VU” (Sensitive), however, a significant part of the other species are included in the “LC” (Least Concern), i.e. “Least Threatened” category in the European Red List.

With respect to the Salmonidae family, no information about the population status of the species in this category and the habitats they depend on is available, hence no precaution is prescribed; however, more work with respect to the impact of the Project on these fish will be needed.

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In the evaluations made in respect to the aquatic life in the Madenler Stream Network, there is only one fish species (Alburnus chalcoides) included in Bern Convention Annex III list. Measures to be taken to protect this species have been outlined in the draft Biodiversity Action Plan for the site, however the major works to be done on the beds and banks in the Maden Valley will have a direct impact on habitat areas, hence utmost care will need to be taken to ensure that the impact of construction is not significant.

During the construction phase and operation of the Hod Maden Project, it is recommended to comply with the limits specified in national environmental protection regulations and international standards. During operation, it will be important to take the environmental measures outlined below:

◾

Waste storage facility/waste ponds etc. - where mining and process wastes generated during the operation will be collected, these must be sealed in accordance with the regulations specified in the Mine Waste Regulation. This is the most effective solution to prevent pollutants from entering groundwater. The proposed tailings storage facility design is discussed in detail in Part 18. It should be noted that the tailings storage facility and mine waste dump will be located in the Saliçor Valley, which will minimize any potential impact on aquatic communities;

◾

Dam burst analysis has concluded that if such an event was to occur (save for a short tern increase of turbidity) it would not affect the Çoruh River, Şengan Creek or the Madenler Stream Network. Tailings and waste storage facilities have been designed to be away from the effects of water that may come from the upper parts of stream catchments, and indeed the upstream catchments are relatively small (particularly in comparison to that of the Maden Creek). Design has taken into consideration that any floods caused by excessive precipitation will be diverted away from the proposed storage and infrastructure facilities. Water that will fall on waste storage areas, or any other areas considered as contact water, will be collected and used in process. The process is expected to have a net negative water balance, so although the water inventory may rise and fall seasonally, there shall be no discharge of process waters, treated or otherwise. Mine water may be treated and discharged, but this will essentially be ground water;

◾

If there is a need for any discharge to the receiving environment during the operation of the mine, it will be required to treat the water in accordance with the relevant sector discharge table in the Turkish Regulation on Water Pollution Control (Number:25687). It will also be a requirement to obtain Project approval for treatment and an Environmental Permit for discharge from the official institution;

◾

It will be a requirement and commitment of the proponent to completely eliminate the negative effects that may arise from acid rock drainage in the activity area and its immediate surroundings. Plans have been made by the proponent to manage the formation and containment of acid rock drainage. For the Hod Maden Project, the most effective measure to be taken in the waste dumps will be to keep the leachate water under control. Runoff water that may occur over time as a result of rainfall on the waste storage areas will be collected by drainage channels/a leachate collection system, sent to the tailings storage facility and/or process ponds, or delivered to the industrial wastewater treatment plant and subsequently discharged into the Maden Creek in accordance with the Water Pollution Control Regulations (as above).

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Generally, before the water; which may have a low pH, residual organic compounds, and an excess of heavy metal ions as a result of acid rock drainage; is discharged to the natural waterways, it must be treated appropriately to meet or better the required standards; otherwise, it must be recycled to the processing plant.

Observational studies will be carried out twice a year in order to monitor any effects on the aquatic organisms in the Maden Stream and its branches within the Project impact area. The first of these will take place in the spring months (preferably May) when the stream flows are high, and the other in the autumn (preferably September) when the flow in the streams are at their lowest. A four-year program has been established to monitor the extent of impact on Maden Stream aquatic creatures, which includes the period in which the construction activities are to be carried out and the following three years.

By taking the precautions mentioned above, any acute and/or chronic effects that the activity area and the aquatic systems in its vicinity may be exposed to during the construction and operation periods will be prevented and optimum conditions will be provided for aquatic organisms.

20.3.6	Physical Environment

Introduction

The physical environment at the Hod Maden site was described in detail in the PFS and will not be restated here. As would be evidently described in other parts of the technical study, the physical environment is dominated by mountains, deep valleys and steep terrain. The only differences since the PFS in terms of effects on or due to the physical environment is how the river that traverses the mine site area will be managed.

Flood Protection

Flood protection facilities have previously been constructed by the Turkish State Hydraulic Works Department (SHW) in order to prevent floods in areas where Mining Licenses are located.

With respect to the Project, planned surface infrastructure has generally been located well above the valley floors so flood protection is not a significant issue except for the mine itself, although drainage control is in respect to contact water management (refer Part 18). Flood design over the top of the mine will be an imperative to minimise risk to underground workers, and this has also been discussed in Part 18. Water control for the Maden Creek will require sealing of the beds and banks above the workings, which may ultimately affect the hydrogeology in the mine. Flood protection measures have already impacted on the bed and banks of the Maden Creek, and this lining will be improved to ensure that flooding of the mine is not possible while the mine is in operation.

The SHW conducted a flood and sediment control improvements activity for the streams running through the settlements and agricultural lands in the villages of Aşağımaden and Yukarımaden. For avoiding the adverse effects of floods caused by streams, this study established the appropriate type of flood protection facilities and the material of construction for such, set out the drainage flow path, made hydrological calculations for the streams in the vicinity by different methods according to their basin size,

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and chose the appropriate design flow rates. In this context, SHW carried out a study on a total of 31 segments. Seven of them, located in or around where the mining operation will be carried out, cover 4,024 metres of bed and bank length in the Yukarımaden village while 24 segments encompass 7,329 metres of bed and bank length in the Aşağımaden village. The referenced project has not yet been implemented by SHW however, but it does provide guidance and context for hydrological control measures that will be required for the mining Project.

As part of the EIA approval, it was identified that flood risk must be considered according to the Regulations when considering preparation, application and monitoring of the flood management plan. Accordingly, Artmin prepared the following:

◾	“Hod Mine Site General Flood Hydrology Report”; submitted to the 26th Regional Directorate of DSI General Directorate Çoruh Projects. On 21 April 2020 approval was obtained;
◾

“Hod Mining Facilities Surface Water Structures Hydraulic Calculation Report”; submitted to Çoruh Projects 26th Regional Directorate of the SHW General Directorate. On 22 September 2020 approval was obtained;

◾

“Şurakev and Aktaş Streams Diversion Channels Project and Statement Report”; submitted to the 26th Regional Directorate of Çoruh Projects of the General Directorate of DSİ. On 7 September 2021 approval was obtained.

20.3.7	Hydrology and Hydrogeology

Regional Hydrology

The license area is located within the Çoruh basin in a mountainous region. The Deriner Dam, which is used to generate hydroelectric power, is located to the west of the license area. The streams in the license area generally flow towards the west and northwest. There are many micro basins surrounding the license area and its periphery. The gross of the micro basins has a total area of 182.6 km2; these micro basins collect surface waters from the east and then flow towards west, ultimately discharging into the Çoruh River. For the purposes of understanding hydrology, micro basins have been defined in consideration of streams. A map showing micro basins located in the license area and its periphery is provided in Figure 20.1.

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Figure 20.1        Microbasin Map Showing the Project Site

Local Hydrology

In the entire basin there is an elevation difference of approximately 2,500 m between the highest and lowest elevations. This difference affects the temperature distribution and hence the amount and especially the type of precipitation. The areas at low and moderate elevations are more affected by rainfall, while snowfall is more predominant at higher elevations in the colder months. In this respect, the surface waters present in the basin and in the immediate periphery of the Project site have high flows dominated by the snowmelt from April-May. In addition to the considerable amount of snowmelt, a regular groundwater discharge (base flow) was observed during surface water measurements.

The map showing the streams in the license and specifically the EIA areas is given in Figure 20.2. Naming of water courses is a little confusing due to duplications and inconsistencies in cartographic records, but as can be seen, specific impact will be on:

a)	TSF area - the north-south flowing arm of the Salebe Creek will be impacted by the TSF, as will the eastern arm and the head of the Saliçor Creek where the proposed waste dump is to be located.
b)

Plant Area – two creeks named Maden Creek converge (the south branch also known as the Aktas Creek) to form the Surakev Creek just downstream of the proposed mine. The North branch of Maden Creek runs over the orebody and is fed by a large basin to the east, the most important tributary being the perennial Büyükdere (Figure 20.2). The Surakev Creek forms the Madenler Creek at Aşağımaden.

c)	Clay Area - adjacent to the South branch of Maden Creek over an unnamed intermittent creek line.

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The other creek feeding Madenler Creek is called Aşağımaden Creek, which is fed by Karanlik, Balkaya and Hanikef Creeks in the south and by the Dindaroglu Creek in the west. The Surakev Creek flows from the eastern parts towards the west from the licence area and converges with the Aşağımaden Creek to form the Madenler Creek that flows towards the northwest. In turn the Madenler Creek converges with the Saliçor Creek to form the Şengan Creek. All drainage ultimately ends up in the Çoruh River via the Şengan Creek.

The Deriner Dam and the Artvin Dam are located west and southwest of the license area, respectively. The closest, Deriner Dam and associated hydroelectric power plant (HEPP) is the highest in Turkey. This dam built on the Çoruh River has a height of 249 meters. The Artvin Dam and HEPP, 9.68 km away from the Clay Supply EIA area, has a height of 135 meters.

Hydrological studies have been completed by a number of consultants, including MWH Stantec, SRK and INR. Base flow index (BFI) values derived by SRK have been used to understand ecological impact. INR have used these values to engineer water diversion that will have a minor impact on the site area beds and banks, but an insignificant impact on the drainage basins overall. This is discussed in more detail in Part 18.

Figure 20.2      Streams Map Showing the Project Site

Hydrological work has determined that:

◾	Peak flows in the streams to be impacted occur between April and July associated with snowmelt and spring rains;
◾	No significant water harvesting will occur, thus volumetric flow downstream will not be impacted;

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◾

Although a weir is planned on the Maden Creek to regulate flow in the diversion drains across the orebody, which will inundate a small amount of land, no significant impact on creek beds and banks will be realised under the current plans;

◾	Diversion works over the orebody will have a localised impact; however, such impact will not be any more ecologically disturbing than the flood protection works previously completed by SHW;
◾

The TSF and waste dump will have a localised impact in the Saliçor Valley, however, flow in the TSF area is intermittent and does not support an extensive aquatic habitat. Similar comment can be made in relation to the Power-line Creek, which has naturally occurring acidic drainage.

Hydrogeology

The Hod orebody has been subject to significant drilling to understand the hydrogeology and aquifers in the impacted area. As part of the Hod Maden Project base line studies, the hydrogeological boreholes were drilled throughout various rocks as follows: bedded green, grey and purple andesitic tuff flows and tuffaceous sediment, propylitically altered, stratified andesitic to volcanosedimentary volcanic sediments, argillically altered, coarse monomictic dacite and clastic breccia.

The numerical model developed by SRK in 2020 predicts the following:

◾

Passive inflow to the mine will be 5,530 m3/d in the case of an unlined riverbed and 3,540 m3/d for a lined riverbed condition. The passive inflow to the mine in the case of the unlined riverbed could in some circumstances exceed 5,530 m3/d since the predicted rate is based on relatively restrictive riverbed conductance uniformly applied for the entire stream;

◾

The active dewatering scenarios will significantly reduce residual passive inflow to the mine (below 1,700 m3/d) during the first 5 to 8 years of mining. Afterwards, dewatering wells will become less effective due to the water table reaching the freeboard elevation and maximum residual passive inflow will be about 3,450 m3/d at the end of mining;

◾	The maximum dewatering rate from 2,850 m3/d to 3,800 m3/d continues to decrease over time due to the dewatering of the fracture and fault zones, reaching freeboard elevation and becoming dry.

20.3.8	Water Quality

Water monitoring and sampling studies were carried out during different periods and at different locations by GAT, SRK Danismanlik ve Muh A.S. (SRK) and Artmin Madencilik San. Tic. A.S. (Artmin). The results of water samples taken by all companies have been assessed in accordance with national and international quality standards (Table 20.3).

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Item	Quality Standard

1	WPCR: Water Pollution Control Regulation

2	WHO: World Health Organization*

3	RWIHC: Regulation on Waters Intended for Human Consumption

4	EU Drinking Water Directive 2000/60/EC

5	TS 266 Drinking Water Standards

  *Guidelines for drinking-water quality, 4th edition, incorporating the 1st addendum 2017

Table 20.3      National & International Quality Standards Regulations on Surface Water, Groundwater & Drinking Water

GAT carried out initial water monitoring studies in April 2013 as part of environmental data collection. Subsequent to this, GAT conducted water monitoring and sampling studies in a total of six periods; June, October 2015 and February, May, December 2016. Water monitoring studies are made based on in situ measurement of parameters consisting of pH, EC (electrical conductivity), salinity, TDS (total dissolved solids), Eh (oxidation-reduction potential), DO (dissolved oxygen) and temperature, as well as measurement of flow rates at the sources such as fountains, streams and springs. Water sampling locations were selected in order to measure various chemical parameters in order to understand the base line quality of water. GAT took into account 5 water storages (fed by six water resources), 1 fountain, 1 old gallery, 1 trout farm and 32 surface water locations. In addition to the studies previously defined in PFS conducted by GAT, SRK performed water sampling over a total of three periods; February, May, August 2018 and February 2020. The location of sampling points is demonstrated in Figure 20.3.

Samples of ground water were assessed against national and international quality standards and regulations and realised minor issues with some parameters naturally exceeding the guideline values (refer to Figure 20.4). Similarly, the assessment of surface water samples (taken from locations shown in Figure 20.5) according to WPCR Table 1 guidelines realised minor issues with some parameters also naturally exceeding the guideline values.

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Figure 20.3      Map Showing the Locations of Points Monitored and Sampled by GAT

Figure 20.4      Assessment of Groundwater Samples According to WPCR Table-1

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Figure 20.5      Assessment of Surface Water Samples According to WPCR Table

Of the drinking water samples taken only that found at control points outside and to the east of the license area are of potable water quality. Samples of all other water storages suggests that these require treatment before being suitable for drinking. Generally, the ground water is of variable quality and would require treatment before it could be deemed acceptable for drinking. Ground water will be monitored henceforth to understand whether the mining activities change this quality and what mitigations need to be put in place if a material negative change is realised.

Base line measurements of the chemical composition of drinking, groundwater and surface waters has recognised that although the water quality in the areas close to where mining activities are proposed, and the local region in general, is generally good but very little could be considered potable without some treatment. Water quality classes are variable depending on the water being either surface water or groundwater, and most of the observation wells drilled are of class 4 quality. In addition, the seasonal creek that feeds the Büyük Creek within the South EIA polygon is of class 4 quality in terms of both surface water and groundwater. Surface water will be monitored henceforth to understand whether the mining activities change this quality and what mitigations need to be put in place if a material negative change is realised.

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20.3.9	Air Quality and Noise

Air Quality

The details of the air quality measurement and evaluation study carried out by GAT in August 2015 and covering 4 license areas were previously reported in the PFS. As mentioned in Section 20.1, since that time two of these leases have been let go and two consolidated into a single license (number of 87288). Since 2017 the details of the Project and its location have become more refined and the EIA boundaries have been determined accordingly. With these developments, it was decided that the air quality measurements were to be repeated under the coordination of Artmin and Mitto, the EIA consultant.

Measurements were made by accredited companies in the area where mining activities are proposed in order to determine the base line air quality. Air quality parameters measured in the field were PM2.5, PM10, PMheavy metal, Precipitated Dust, NO2, SO2. PM means “particulate matter and the number the particulate top size in micrometres.

The area where the proposed Hod Maden Project will be built is in a rural area with no significant commercial or industrial air pollution sources. The number of vehicles that will be used to access the site from the neighbourhood roads will be very low, hence it has been evaluated that current and future vehicle movement to and from the site area will not cause a significant cumulative effect. Emission from residential heating in settlement areas of the region (Yukarımaden, Aşağımaden) is currently the only gaseous air pollution source in the vicinity of the Project site. Air quality modelling studies were carried out by Mitto within the scope of EIA studies. The emissions due to mining as determined from preliminary modelling will be generally low, however the effect on the local or reginal air quality is unlikely to be material, i.e., the findings of the modelling studies were that during the construction and operation phase of the Hod Maden Project, the impact on air quality will be at an acceptable level.

The base line measurements made were lower than detection limits described in the national and international regulations. Once the mine effects are modelled a monitoring program will be deployed during construction and operation phases and if emission issues arise (i.e., in the unlikely event that guidelines are not met) then retroactive mitigation actions will be put in place.

Within the design of the Project, mitigation measures to be used from the outset will include:

◾	Loading and unloading activities should be carried out without wheel spinning in order to minimize dust generation;
◾	Loading and unloading activities will be carried out in the direction of the wind in order to reduce the spread of dust with the effect of wind;
◾

Where ore is to be stored in the open and likely to dry out, sprinkler systems will be deployed to keep dust under control. Mist sprays will be used on the ROM bin. The waste dump will be watered down if dust becomes an issue;

◾	Dust generation will be minimised by limiting the speed of vehicles;

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◾	Roadways will be maintained regularly and water applied when the surface is generating dust;
◾	Roads will be compacted and built of suitable wearing course materials in order to to reduce dust emission. The main access road will be sealed;
◾	Maintance of mobile plant, light vehicles and other machines with an internal combustion engine will be enacted regularly to original equipment manufacturer (OEM) standards and emmisions measured;
◾	Vegetation will be planted in order to minimise wind (and water) erosion post closure.

Noise

The details of the noise measurement and evaluation study carried out by GAT in August 2015 that covered the original 4 license areas were previously described in the PFS. As per the air quality monitoring, base line noise has been reviewed and further measurements taken in light of the subsequent lease boundary changes and the closer definition of impact areas as part of the FS process. This work was completed under the coordination of Artmin and Mitto, the EIA consultant.

Within the context of base line noise measurements, the Aşağımaden-Yukarımaden roadway was determined as the primary source of noise in the area. Five measurement points were used in the study. In the Aşağımaden village, the average noise level of 30.7 dBA was measured in the daylight and 25.9 dBA is measured at night. This is very quiet indeed, suggesting little traffic, no wind and no animals. In Yukarımaden village, three measurement points were used. The highest measurements recorded was 57 dBA, equivalent to a normal conversation at 1 m or a passing car several metres away. Noise measurements on average taken in a house in Dikmenli Village were 35.7 dBA at day and 33.5 dBA in the night. Noise levels measurements that were observed result from social activities of people living in the village and were not representative of a large vehicle or tractor moving in close proximity to the measurement points. Measurement parameters of noise levels observed are given in the Table 20.4.

Parameters	National Regulation	International Regulation

Noise Measurements	Attachment-1 TS ISO 1996 - 2 ve TS 9315 (ISO 1996 - 2) of Regulation Related to Management and Evaluation of Environmental Noise	Environmental Noise Directive (2002/49/EC)

Evaluation of Noise Calculation and Results	Management and Evaluation of Environmental Noise	IFC General EHS Guide Documents Noise Standards According to WHO Guide Documents (Section 1.7 Table 1.7.1)

Table 20.4      Noise Quality Measurement Standards

As discussed above, the measurements made were lower than limits described in the national and international regulations (refer Table 20.4). Prediction of construction and operations noise levels within the proposed impact areas in terms of an acoustic model has been developed by Mitto.

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Within the scope of EIA studies, calculations and modelling have been created by Mitto to determine the noise levels during construction and operation periods. These calculations suggest that the noise level that will arise during the construction and operation periods of the Project will be at an acceptable level; however, if there is an increase in noise that exceeds guideline values (there will be some increase in noise), further mitigation measures will be taken by Artmin beyond that in the current design.

20.3.10	Soils

Six soil samples were analysed by GAT in June 2015, the results of which were discussed in the PFS document. Further work has been completed since this time focussing on the areas that will be cleared for the proposed mining project. The proposed Hod Maden Project area is to be built upon areas that have exposed outcrop/rocky areas, brown forest soils and alluvial soils.

Brown forest soils dominate the mine lease area and the areas earmarked to be cleared to build the mine infrastructure.

Alluvial soils are only found in the bottom of valleys and along river banks in the mine lease area. The greatest area of disturbance that will impact some areas dominated by these soils will be in the Maden valley where the processing plant, accommodation village and administration areas will be built.

With the scope of Hod Maden Project, SRK selected four soil samples in order to determine soil quality within the proposed facility by considering the waste dump, mine area and other facilities in the licence area of 87288. These samples were sent to Segal Environment Measurement and Analysis Laboratory on 22 October 2018. These samples were characterized as sandy, low in clay, slightly alkaline, saltless, with no/very small amounts of organic matter and calcareous.

All measurements and analyses were made by an accredited (TURKAK and statutory body) laboratory based on regulation and QAQC standards (ISO9001).

20.3.11	Acid Rock Drainage and Geochemistry

Twenty composite samples of different local lithologies were selected by SRK for geochemical assessment, and these samples were delivered to SGS’s laboratory in Canada. Additionally, static tests and ICP-MS analysis of a total of 12 additional samples suggested by Mitto Consultancy and SRK were assessed. Sample lithologies selected were representative of the regional geology and included andesite breccia, dacite breccia, volcanosedimentary, gypsum-bearing volcanosedimantary, chlorite andesite breccia, massive pyrite, overburden rock and tectonic breccia (Figure 20.6).

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Figure 20.6      Boreholes of Selected Samples Taken for the Static Test Analysis

ICP-OES testing was completed to facilitate the determination of metal concentrations of acid producing lithologies in waste material (material that has to be mined to access ore, but contains below cut-off grade copper and gold concentrations) which will be extracted during the proposed mining operations and is to be dumped in the waste landform planned for Saliçor Valley.

In addition to this, static test results were assessed in accordance with the Mining Waste Regulations (Number: 29417) and GARD (Global Acid Rock Drainage) standards.

Based on static test results, most lithologies were observed to exhibit acid generating potential, when the neutralization potential (NP) is correlated with the acid generating potential (AP). The NP/AP ratio of samples taken from these lithologies is less than 1. However, all samples of the overburden lithology and some samples of the volcanosedimentary lithology were observed in the non-acid generating zone; these results are demonstrated in Figure 20.7.

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Based on the Mining Waste Regulation

Figure 20.7      Chart of Neutralization Potential (NP) vs. Acid Generating Potential (AP)

When the ICP-OES and Static tests were integrated it was determined that all lithologies have an excessive metal leaching potential in terms of Zn+Cu+Cd+Pb+Co under neutral pH conditions. However, two samples of massive pyrite lithology indicate high metal leaching potentials (Figure 20.8). Additionally, all lithologies, except for one sample of the volcanosedimentary lithology samples, were characterized by high and low metal leaching potential in terms of Zn+Cu+Cd+Pb+Co and As+Sb, respectively (Figure 20.9).

Figure 20.8      Correlation of the Ficklin Metal Concentration Values of Lithologies with their pH Values

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Figure 20.9      Correlation of the Sum of As and Sb Concentrations in Lithologies with their pH Values

According to static test results, all lithologies form acid because of their high AP values compared to NP values and are characterized by high metal leaching potential in terms of Cu+Zn+Pb+Co mobilisation under low or neutral pH conditions. The composite samples taken from these lithologies possess low amount of gangue minerals which could buffer the acid.

20.3.12	Geochemical Characterization of Backfills

Lithologies to be excavated from the underground production levels will be characterized by acid-generating (PAG) and acid-neutralizing (NAG) wastes. Once waste and ore are taken from each production level, the voids will be backfilled to ensure structural integrity of the rock mass. It is intended that either tailings paste fill, cemented aggregate and/or cemented waste rock backfill will be backfilled into the voids. It is estimated that the fill will require between 5% and 7% cement content. CEM-I Portland cement will be used that has a good resistance to sulphate attack. Any required aggregate will be excavated from an andesite open pit quarry located near the TSF, which is characterised by sulphide-sulphur values lower than 0.1% and high neutralization potential values.

Geochemical testing of various fill materials has been carried out by SGS in Canada under the supervision of SRK. The results were characterized by low heavy metal release ratios and sulphate concentrations similar to that found in existing groundwater. In the context of ESIA studies, GAT has recommended that additional short term leach tests and NAG leach tests should be conducted for a comprehensive impact assessment study, and the water quality predictions and contaminant transport studies should be revised. GAT has been contracted to implement this work and at the time of publication additional samples for short duration tests were being collected. The main objective for the work is to develop a conservative - worst case approach for the water quality predictions for the operation and mine closure. In addition to this, the contact water treatment plant design will be further developed based on the updated contact water qualities.

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Fill will be tested regularly for strength and leachability as part of the ongoing mine management procedures.

A positive decision on the EIA has been provided from the government on the basis of a variety of backfill strategies. The EIA decision is contingent on Artmin getting a permit from the respective government departments for the use of paste backfill, and due to the current legislated regulations prohibiting the use of tailings paste backfill below the water table, new applications for such permits are not being accepted. If the mine is to be run on the CAF/CWF basis, then the global mass balance will change (more tailings, less waste, larger quarry) and the mining costs will change accordingly. It is understood that the mine will start with cemented aggregate fill and/or cemented waste rock fill, but move to best practices of tailings paste backfill once the legislation in Turkey is modified, further investigatory work is complete and a permit is obtained. There is no clear timeline around this issue.

20.3.13	Anthropological Environment

Population and Settlement

The base line characteristics of population and settlement were discussed in detail in the PFS and will not be repeated here. Within the scope of this report, only the table “Population Data of Aşağımaden and Yukarımaden Villages”, previously presented under this section in PFS, has been updated. This updated table has been presented in Section 20.4.2.

Apart from the respective village centres, the settlements are usually distributed in the form of neighbourhoods and districts with 1 to 30 dwellings. The settlement areas located in the region are hence generally scattered along the base of the valley floor, although there are also some settlement areas related to upland pastures where the mountains flatten out.

The existing village roads are generally located on valley floors and valley slopes to the extent that the topography allows.

Land Use

Land use of the area was discussed in detail in the PFS and has not materially changed since the publication. As discussed above, the mining lease areas have changed and the impact areas defined since the PFS, and this has been put into context in terms of land use in Figure 20.10 below.

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Figure 20.10      Land Use Status of License Areas and Surroundings

Agricultural Areas

Agricultural areas are shown in Figure 20.10 and no material change has occurred in respect to agricultural pursuits in the area since the PFS report. As stated earlier in Section 20.1 of this report, a Soil Protection Project (plan) was prepared by Mitto and approved by the Provincial Directorate of Food, Agriculture and Livestock. Subsequently, a permit for non-agricultural use (i.e. approving use of agricultural land for non-agricultural pursuits) was obtained from the Provincial Directorate of Food, Agriculture and Livestock.

Forest Areas

With respect to forestry areas, negotiations with the Ministry and Water Affairs was ongoing at the time of writing this report. Access should not be problematic; the main area of focus is simply the terms of a negotiated lease.

20.3.14	Archaeological Interest Sites

The Cultural and Natural Assets Regional Board Directorate of Trabzon has stated that there are no heritage sites or places of cultural significance in the Project area when the evaluations made in 2014 (Official Letter; Date: 21 October 2014, Number: 2556 and Date: 12 December 2014, Number: 3027) and 2015 were stated in PFS. The Cultural and Natural Assets Regional Board Directorate of Trabzon reported that there were no cultural assets within the scope of Acts 5226, 3386 and 2863 in Project site according to the Project Presentation Files which were submitted to the Provincial Directorate of Environment and Urbanisation in November 2014 and January 2015.

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Since 2017, extensive field surveys covering the Hod Maden Project area was carried out in September 2019 with the participation of Prof. Dr. Halime Hüryilmaz from Hacettepe University Archaeology Department in order to determine the archaeological potential of this area in line with Turkish Law on the Conservation of Cultural and Natural Property (CCNP). Following an extensive site survey, desktop studies were carried out in reference to the archaeological potential of Hod and its vicinity by reviewing the archaeology literature and the site lists of Ministry of Culture and Tourism (MCT).

The aim of this study was to provide a methodology for management of archaeological sites located within the Hod Maden project area and its scope covered the legislative framework of Turkey for cultural heritage. Surface observations were carried out by walking within the boundaries of the Project. During the surface inspections, it was evaluated whether archaeological materials such as architectural remnants and ceramic sherds existed.

No items of archaeological significance were found in any of the potential areas during the survey. It is understood that the region was not suitable for settlement during the historical periods as it is today because of inadequacy of arable land and water resources, limited transportation alternatives, mountainous topography and forest cover. It is known that the mountainous interior of the region is relatively desolate and lacks land to feed a large-scale population. However, no trace of places of cultural significance was found at this locality. There are not any archaeological or historical sites registered within the Hod Maden Project area as vindicated by the decision of the Regional Cultural Heritage Preservation Council. Accordingly, there is no cultural asset to be assessed by applying to the Museum Directorate or Regional Cultural Heritage Preservation Council Directorate. If, however, in the event that potential cultural assets, which cannot be observed from the surface and are covered by alluvial deposits, are encountered during construction activities, a protocol that complies with Turkish law will be followed.

20.3.15	Protected Areas

There are no legal protection areas within the license areas, based on letters obtained from the Ministry of Environment and Urbanization and the XII. Regional Directorate of Forestry and Water Affairs. In the Hod Maden Project area there are no national parks, natural parks, wetlands, natural monuments, biogenetic reserve areas, biosphere reserves, natural sites and monuments, archaeological or historical cultural sites, or special environmental protection areas which have been determined by government institutions within the scope of the legislation. Protected areas in the vicinity of the Project area are quite some distance away and will not be affected by the Project activities directly or indirectly.

The electrical transmission easement does cross the mine Project area; however, the owners of the easement have no issue with the development and are currently in negotiation with Artmin with respect to power supply.

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20.4	Social and Community Impacts

20.4.1	Description of the Social Environment

The Hod Maden Project will be carried out in the vicinity of Aşağımaden and Yukarımaden villages of Artvin Province. The Project area is located about 19 km south of the centre of Artvin and 35 km from the centre of Yusufeli townsite. This Project area is close to the villages of Aşağımaden (2.3 km southwest), Dikmenli (3.8 km north), Hızarlı (2 km north, although separated by a high mountain ridge) and Yukarımaden (420 m east). Aşağımaden and Yukarımaden villages have been determined as the primary impact area of the Project.

Transportation to the Project area is via the Artvin-Erzurum Highway. Licence areas are close to the D950 road which runs between the centre of Artvin city and Yusufeli townsite.

20.4.2	Population and Affected Communities

The rural settlements in the Black Sea region are generally dispersed and sparse. The settlements of Yukarımaden and Aşağımaden villages, are no different. The settlement map showing the villages located near the feasibility area is given in Figure 20.11.

Figure 20.11      Villages Close to the Project Area

In the villages of Yukarımaden and Aşağımaden, it was observed that the population decreased from 2018 to 2019. Emigration in recent times from the local settlements around the Project area has mainly been to Bursa and Kocaeli for reasons of unemployment, education and marriage. A considerable number of the migrants return to their villages for summer holidays. The local people living in Bursa have established the Bursa Branch of the “Hodlular Association” to keep in touch with their ties to the land.

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20.4.3	Local Economy

The main economic activities in Artvin province are agriculture, animal husbandry and agriculture-based industry. The main agricultural products are tea, nuts, beans, potatoes, feed crops, grapes, corn and various fruits. Hazelnut and tea agriculture constitute about 18% and 13% of the total agricultural area respectively. Agricultural areas of Artvin Province and its Central District are given in Table 20.5. One of the important livelihoods of the rural population in Artvin Province is honey production. There are 1,505 and 141 honey production companies in Artvin Province and in the Central District respectively (TURKSTAT, 2019). The regional population is also familiar with mining activities as there are many important mineral deposits in the region, especially in the districts of Artvin and Murgul. The main existing operations extract copper, gold, silver and zinc.

Agricultural Areas (ha)	Artvin Province (ha)	Central District (ha)

Area of Cereals and other Herbal Products	5,318.5	878.2

Area of Cut Flower Growing	0	0

Area of Vegetables	1,051.9	132.3

Area of Fallow	4,000	0

Areas of Fruit, Beverage and Crops	19,487.9	506.1

Table 20.5      Partial Distribution of Agricultural Activities in Artvin Province and Central District

The majority of the population residing in the villages of Yukarımaden and Aşağımaden within the Project area is retired from full time work and the main sources of income are pensions. The number of households engaged in animal husbandry is very small. Although commercial agricultural activities are not common in the area, almost every household grows their own vegetables and fruits in their small gardens. Since 2004, about 70 local residents from surrounding villages have been employed by Artmin as part of the exploration and feasibility work for the Hod Mine Project, often operating heavy construction equipment. Additionally, where appropriate local contractors have been engaged to execute minor works on site (e.g. building maintenance). The aim of Artmin is to provide opportunities to local residents in the fields of economic, social and infrastructure activities.

20.4.4	Education

The proportion of the local population who are illiterate is 3.5%, consistent with the national level (84% of these are women).

Artvin city has 226 education institutions, 1,641 classes, 26,000 students and 1,847 teachers. Due to a lack of critical mass, there are no longer public education centres in the Yukarımaden and Aşağımaden villages; students in the area go to schools in the centre or around the city or Artvin. The number of people from the Province who have graduated from university is relatively high, however, most move to other cities outside the province upon graduation.

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20.4.5	Health

There are 8 public hospitals, 1 dental hospital and 18 family health centres in Artvin under the management of the Ministry of Health. There are no health care services in Aşağımaden or Yukarımaden villages. When local residents have health problems, they must go to health institutions in the centre or around Artvin.

20.4.6	Consultation to Date

Engagement between Artmin and local stakeholders commenced during the exploration and early scoping phases. Artmin has established a community relations office in the Yukarımaden village. There are presently two community relations specialists who are responsible for executing stakeholder engagement activities, and processing the grievance response protocols. They are also responsible for providing up-to-date information on the Project to the local stakeholders. Employment and supply chain involvement of local communities has been championed by Artmin to promote social and economic development. Scholarship opportunities were provided to more than 30 successful university students from the local residents. An internal grievance system, which is available to all employees, has also been established.

In addition to various visits to governmental institutions, Artmin has already conducted several formal and informal community meetings, both in common places and households, with the local residents of the villages around the Project area. Through both the formal and informal meetings, Artmin has developed and established a transparent model for stakeholder communication.

Land valuations were made by a valuation firm authorized by the Capital Markets Board in accordance with International Valuation Standards. Land acquisitions are carried out transparently with the people of the region in conformance with a Land Acquisition Strategy. 472 of 784 parcels of land targeted for acquisition have been purchased by Artmin Madencilik to date. The procurement process is continuing for other parcels where owners can be identified, in parallel with an expropriation process that has been initiated. In order to reduce the effects of migration, an incentive program has been implemented for the people who sell their houses during the land acquisition process such that they can build or buy a new house as a part of a resettlement plan.

As part of the EIA study period, a Public Participation Meeting was peacefully held at the former Yukarımaden Village School in Apr 2019 with the participation of government representatives and about 350 local villagers, in order to introduce the Project and to receive public opinion and suggestions. During the meeting Project details shared with the people who attended the meeting. The subsequent questions and queries about the Project details were discussed and clarifications provided by the Artmin management team, supported by their EIA consultant.

The road between Aşağımaden and Yukarımaden villages was upgraded with a cooperation of Artmin Madencilik and Artvin governorship. A protocol has been signed by Artmin Madencilik and the Artvin Governor (Mustafa Yemlihalioğlu) to upgrade the rest of the main access road. According this Protocol, Artmin Madencilik will be fully sponsored for the road construction.

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The new cemetery and social facility projects have been approved by Artmin Madencilik and the village delegation of Yukarımaden. The construction and furnishing of the Social Facility, which contains a hall and administrative facilities, as wells as accommodation for seasonal visitors (generally the families of the ancestral land holders) is now complete and the facility has been handed over to the Village Committee. The Aşağımaden irrigation line is a very old and in need of repair, the villagers of Aşağımaden have requested the renewal of it. This initiative had been agreed and will be funded by Artmin in order to improve agricultural productivity and thus the livelihoods of the villagers. Relocation of the Yukarımaden Mosque, although not essential to the mining Project but preferential to minimise potential impact and mis-understanding between the mining operators and the local community, remains under discussion.

20.4.7	Planned Social Impact Studies

Within the scope of the Hod Maden Project, the Public Relations Team will continue to carry out continuous information dissemination and acquisition activities through meetings, interviews and personal visits. Through the Stakeholder Engagement Strategy, Artmin plans to support the local communities via employment, local contract opportunities, local purchasing, and community development programs.

The approach to social issues is primarily to minimize any negative effects that may arise from mining activities. It will be implemented not only in terms of protection of natural resources and the environment, and open communication with stakeholders and related parties, but also in terms human resources management and purchasing processes such that there will be flow on benefits to be enjoyed by the local community. Accordingly, the Stakeholder Engagement Strategy will be implemented in a way that provides socio-economic development and social support in addition to social investment initiatives.

20.4.8	Impact on Existing Infrastructure and Local Government Services

The information previously presented on this topic in PFS remains valid and there is no change to the status.

20.5	Environmental Impacts

The baseline environment and potential (natural) environmental impacts have been largely described in Section 20.3 above.

In PFS, the important effects on the environment and strategies to minimise impact were explained conceptually. At the time of writing this report, EIA Studies had been completed and assembled by Mitto and submitted to government for review. In the light of the ongoing EIA review and the proposed commitments and recommended strategies against the preliminary modelling of impacts, adjustments to that initially explained have been updated. During the EIA approval programme, the commitments and recommended strategies defined in the first draft of the impact assessment were revised in line with the demands of the government institutions, changing conditions and processes.

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ENVIRONMENTAL STUDIES, PERMITTING AND COMMUNITY IMPACT

During the Hod Mine Project EIA process, the environmental and social impacts that may occur within the scope of the Project have been assessed against baseline studies carried out so far, statutory requirements and the project-specific standards. Project specific standards are basically determined on the basis of national and international environmental guidelines and legislation in terms of dust emission, noise, land use, habitat impact etc. Considering the environmental components (elements) within the scope of the Project, while evaluating the impacts on the Project stakeholders that are indirectly and/or directly affected within the determined impact areas, acceptable limits of change and mitigation measures will need to be addressed.

The purpose of the proposed monitoring programs will be to determine the practical efficiency of theoretically approved applications, to test the conformity of the Project to the project standard set in line with national and international standards, and to take timely measures by detecting unforeseen environmental impacts. The studies to be carried out within the Hod Maden Project monitoring program will start from the land clearing phase and will continue through operation and until after closure. Management initiatives to minimise impact of the biological environment have been detailed in Section 20.3. The following sections detail proposed management controls for the site in general.

20.5.1	Construction Stage

The potential environmental impacts that may manifest during the mine construction phase will be related to activities such as ground clearing and civil works, the construction of the tailings storage facilities and roads, and pressure put on by increased population in the area. Potential impacts include:

(i)

Decline in air quality as a result of dust and other particulate matter formation and emissions to the atmosphere during many activities may occur in this stage. Such impacts will be limited to small duration times within of the construction phase of the Project; however, an air quality monitoring program has been established in order to monitor such and normal practices will be put in place to minimise such issues, as outlined in 20.3.9.

(ii)

Noise from machinery and equipment during construction will be apparent. Noise measurements will be conducted in the villages monthly to determine the impact of the noise from the Hod Maden Project’s construction and operation activities on the nearest sensitive receptors. In case of an increase in noise measurement results to unacceptable levels, additional measures will be taken and their effects will be reduced.

(iii)

Topsoil will be removed and stored where land is to be cleared for construction. Removal and storage will need to be done in such a way such that the soil quality is preserved. Minimising impact on soils will also need to be considered when executing activities such as road maintenance or other work site activities where uncleared soils are encroached upon. Soils can be affected differently depending on compaction and other factors that may cause loss of fertility. Soil and sediment samples have been taken from the field and analysed; this analysis will be useful as a base line reference in case of any complaint, and necessary measures will be taken if soils have been inadvertently impacted. In order to determine whether the soil quality in adjacent areas has been impacted during the construction and

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operation phase of the Project, sampling studies will be conducted every six months and monitoring tasks will be carried out periodically.
(iv)

In some areas to be cleared the impact (in respect to a change in landform from that originally in place) will be permanent, e.g., pits, waste dumps, tailing storage facility, and the main access road. The access road and some other areas will be long term enhancements and used by local people in perpetuity. In other areas the ultimate soil use that will be different from the original one. The soil stripped from the forest area during construction and land preparation works will be stored at an appropriate location on forestry land, and the soil stripped from the agricultural land will be stored at an appropriate location on agricultural land. Rehabilitation of areas will include the covering of cleared sites with soil appropriate to the future (and in most respects the prior) land use.

(v)

With respect to the underground mining operation to be carried out within the scope of the Project, changes may be observed in the quality and amount of groundwater in the immediate vicinity. With the current water monitoring program, a baseline has been determined. The status of groundwater will be monitored within the scope of mining activities including construction, operation and the closure period. For this, observation wells have been drilled in line with the upstream and downstream relationship of the hydrogeological units, taking into account the Project area and impact envelope. In order to monitor the quality of surface and groundwater resources within the impact area of the Project, a water monitoring program was created by taking into account the findings of hydrosensus studies, the pollutant transport model that emerged with the conceptual hydrogeological and numerical model, and the upstream downstream relationship model. Changes in water quality will be determined by comparing the field measurements with ongoing sampling and analysis results over time, including a period post closure. Monitoring frequencies and monitoring parameters may be revised according to the results obtained if it is found that unexpected changes occur and the effects of remedial actions need to be assessed more rapidly. Within the scope of the water monitoring program, physical parameters will be monitored monthly and chemical parameters will be monitored quarterly.

(vi)

Surface runoff may be affected in some areas as a result of topsoil removal, landform modification, maintenance and construction of roads, preparation of foundations, and construction of tailings storage facilities and waste dumps. It will be necessary to build diversion channels in order to avoid changes in regional runoff.

(vii)

Ground morphology may be negatively affected by every activity that involves soil removal and stockpiling, whether it is temporary or permanent. Therefore, a discordant element may be added to the original morphology of the area. Activities that may cause such impact are topsoil removal, disposal of excess material, construction of the tailings storage facility, slope cuts, ground levelling when building infrastructure and roads, and preparing the ground for the construction of waste dumps. Landscaping works will be necessary at all stages of the Project to ensure that impact is kept to a minimum.

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(viii)

With respect to erosion, the activities discussed above can promote water and wind erosion processes. Grading, terracing and revegetation activities will be carried out to prevent erosion control and landslides. Agricultural soil, which will be enriched with organic materials in order to facilitate plant growth, will be laid on rehabilitated work areas where the land use is to be returned to such practices.

(ix)

Topsoil, plant health, and habitat quality may be affected by the topsoil removal and machinery movement activities in the Project area. However, the aforementioned effects will be limited and at an acceptable level.

(x)

The quality of habitat and the availability of food and shelter for fauna could be adversely affected by almost any activity that occurs during the construction phase within the impact area, which is quite modest. The fauna has been evaluated taking into account the major vertebrate groups living in the study area (birds, mammals, reptiles, amphibians) as these will be affected differently by each activity. Accordingly, prior to the construction phase, training will be provided to all employees by experts and fauna relocated appropriately when necessary. In addition, The Biodiversity Action plan will guide monitoring protocols for terrestrial and aquatic life. In respect to flora, as a default seed collection will occur every five years, and flora and fauna species monitoring will occur annually.

(xi)

The potential socio-economic impacts also relate to mine construction activities and the expansion of the Hod Maden Project components. Activities in respect to waste management will be carried out in accordance with waste minimization at national and international standards.

(xii)	The socio-economic impacts will be positively affected by the increase in projected economic activity, the development of enterprises, and rising education levels.

In general, all these activities can result in minor or moderately significant impacts that can be partially or fully offset by mitigation and/or remedial measures. Effects considered to be of moderate significance were generally associated with topsoil removal, mining activities, landform construction and ground preparation for road and infrastructure construction. These are activities that will be carried out in an environmentally responsible fashion according to management plans prepared by Artmin.

20.5.2	Operation Stage

During this stage, as in the previous one, there will be potential environmental impacts derived from the operation. In this period, the potential environmental impacts have been mostly classified as insignificant. Basically, during the Construction Stage all the areas where the Project components will be placed will be modified, hence during operations the impact will be much more “static”. Other reasons why such potential impacts have been considered insignificant is due to the low likelihood of occurrence, their size, and their reversibility.

The potential environmental impacts that can be consequently generated during this Operation Stage are the following:

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◾

During the operation phase of the Project, there will be a limited impact on air quality as described in the construction phase. However, unlike the earthworks and construction phase, the activities affecting air quality will be ongoing. As the selected mining method is underground mining, the impact on air quality will be lower than what one would expect from an open cut mine. The main emission will be the mine ventilation fans, which will push underground emissions which are necessarily diluted to ensure acceptable working conditions underground. The main impacts to air quality from mining activities will be due to transportation and dumping of ore and waste on surface (roads will be kept damp to minimise dust generation and the underground rock will generally be damp), dust generated by crushing ore (which will have suitable dust management systems applied), dust generated by wind over open and dry areas on the TSF and WDF (which will be kept moist) and vehicular emissions (which will be subject to standard emission controls to EU standards). In general, measures will be taken to reduce the impact, and national and international standards and best practices will be taken into account in the development of these prevention measures;

◾

Studies have been carried out to evaluate the impact on environmental factors within the scope of the Project. Base line hydrogeological studies were one of the most important studies in the impact assessment of the Project. For this purpose, all water users were identified in the impact area of the Project, and observation wells were drilled in order to define the hydrogeological system of the region and to monitor the status of groundwater once the Project is implemented. Monitoring studies will continue in order to ensure any impact is managed within water quality guidelines over the life of the mining activity;

◾

Surface runoff will be modified as a result of activities related to road maintenance and the footprint of the Project surface infrastructure. Drainage interception and deviation channels have been designed in accordance with the legislation and in accordance with the approval process that has been initiated at SHW;

◾

Tailings and waste storage facilities will be built with a sealing system in accordance with national and international standards. These landforms will become a permanent part of the local terrain and thus be stable for a very long time. Waste minimization will be achieved by using the waste rock generated during production activities to fill completed stopes. The remaining waste rock will be stored above ground in accordance with national and international standards;

◾

Erosion has the potential to become problematic in areas where the ground has been disturbed by mining activities (e.g. cut and fill for infrastructure pads, roadworks etc.), or on the new landforms to be constructed as a result of mining (TSF, WDF, and also on beds and banks where drainage has been altered). Accordingly, slopes will be graded and/or terraced as and where necessary and revegetation will be enacted as soon as possible to control erosion and prevent landslides. Preserved soil will be enriched with organic materials to facilitate plant growth and will be laid on rehabilitation work areas;

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◾

Impacts on plant health and habitat adjacent to the directly impacted areas (i.e. within the indirect impact envelope) has the potential to occur due to itinerant dust, itinerant contaminated water or chemical spills, unauthorised access (people walking or driving off approved roads), road maintenance, blasting, introduced disease (canker and dieback) and invasive weeds. However, considering the current (pre-mining) human impact in the region, the flora can be considered reasonably resilient. Although there are some areas in the region that could be considered wilderness, fauna in the proposed impact areas has historic human impact. As a result of the biodiversity baseline studies, a Biodiversity Action Plan has been prepared. This document includes the studies and measures to be taken regarding the mitigation measures for ecosystem components at all stages of the Project. In addition, procedures will be developed for Artmin and its subcontractors on issues such as transportation and regulation of roads (road kill minimisation, road maintenance impact minimisation), dust and emission management, noise minimisation, area access control/demarcation and water management;

◾

Changes in landscape and traffic volume will occur. There will be an increase in the number of vehicles traveling along the access road for transportation outside the Project area. In the environmental impact assessment process, studies have been carried out to minimize the visual impacts of the operation. In this context, road arrangements, rehabilitation planning and other initiatives have also been carried out to guide and inform future activities.

In terms of potential socio-economic impacts that can be generated during this Operation Stage, initially there will be an increase in demand for goods and services (education, health, public services, housing availability) in the locale and regionally. Therefore, until there is an increase in supply and demand is met, road and services infrastructure could be adversely affected. The sense of well-being held by local residents could be negatively affected by a sudden labour migration due to feelings (warranted or perceived) of insecurity, increased human traffic and an increase in the cost of living.

At this stage, the assessed impacts are generally classified as minor. There may be some significant impacts in the area during the Construction Phase, but these will be largely reversed at the closure of the operations. Impacts that were classified as moderate were impacts arising from machine and vehicle transport, underground mining, operation of the Process Plant, and growth of waste streams. This is discussed further in Part 25.

20.5.3	Closure Stage

General

Artmin is expected to be in compliance with the conditions of approvals and/or legislative requirements of the Republic of Turkey for the Project closure and obligations and commitments made as part of the Environmental Impact Assessment (EIA).

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The rehabilitation completion standards are an agreed set of conditions that, when achieved, will demonstrate successful rehabilitation. They are inclusive of legislative requirements, recognition of final land use requirements, and quantified through consultation with relevant stakeholders. The following criteria will facilitate effective decommissioning and mine closure:

◾	Ensuring that the natural drainage is restored as far as is practicable to mitigate erosion at the time of closure;
◾	Establishing rehabilitation trials through the mine’s operation to develop an appropriate site-specific methodology;
◾	Dealing with left over infrastructure;
◾	Removing all sources of contamination such as waste disposal and hydrocarbon facilities;
◾	Ensuring that the site is returned to a state which reduces the risk to public health and safety;
◾	Monitoring and managing the site rehabilitation;
◾	Supplying relevant documents and records with the responsible authority;
◾	Undertaking consultation with relevant stakeholders during the development of the rehabilitation and decommissioning requirements;
◾	Implementing the rehabilitation and decommissioning requirements.

Mining and Process Plant Infrastructure

The objective of the preliminary mining and process plant infrastructure closure is to remove the Process Plant and Infrastructure and reclaim the area for rehabilitation.

Any disposal of plant and equipment during the operating period or following notice of termination shall take place in accordance with the relevant provisions of the operating agreement and other relevant Turkish law. Materials or equipment to be sold second-hand within or outside of Turkey must be dismantled carefully, and serviced prior to being transported or stored. The service will include oil removal, and preparation with specific lubricants to prohibit corrosion.

Most steelwork and large electrical cabling will be salvaged and sold as scrap. The Process Plant has been estimated to contain 1,850 t of steelwork in the form of tankage, liners, structural steel and chutes. Salvageable electrical cable is estimated at 280 t and is inclusive of the process plant and the mine.

Some materials will be required for the construction of mine closure support services, such as monitoring equipment, bridges and roads.

Any material or equipment that is not economically salvageable, and is not required for mine closure will be made available to the regional government in accordance with agreements made through the MCSC. Materials that are not salvageable and have no use by any parties will be disposed in the decline.

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Preparations for the demolition of the Mining and Process Plant and Infrastructure will be undertaken as early as is practicable to ensure that there is optimum opportunity to sell the plant and equipment. Full-scale demolition will commence when ore treatment and the plant clean-up have concluded. Once dismantled, material will be sold or appropriately disposed. Removal of all equipment, steelwork and, finally, concrete structures will occur prior to final reclamation of land for rehabilitation.

Equipment and materials will be broken down into packaged elements that will be shipped as either break bulk, containerised or palletised loads.

Any contaminated soil, whether hydrocarbon or other hazardous material in the process plant will be removed and disposed of in the mine or to an approved location. A test work program will determine the level of contaminants in various locations in the process plant. This will include hydrocarbons (from workshops and oil handling facilities) and any other contaminants on concrete, steelwork and equipment in the plant. Pending all test results, appropriate disposal methods will be included in the demolition works. All excavated fill materials from the process plant will be classified as: uncontaminated, low level contamination without further treatment, and contaminated requiring treatment for disposal. Environmental experts will determine the best location for the disposal of non-salvageable material and excavated fill, and evaluate all possible environmental impacts.

All concrete and masonry from buildings, slabs, floors, foundations, footings, ablution blocks, paths, drains and other locations will be broken up and placed within the waste dump prior to encapsulation and rehabilitation to the final landform.

Large foundations and footings associated with the mill will be buried with a contoured earth fill cover. These items typically have no reuse or salvage value unless there is the opportunity to crush the concrete for local road fill.

Upon completion of the demolition activities the site will be re-contoured and revegetated in accordance with the site procedure including provision for drainage structures.

Tailings Storage Facility

A conceptual closure plan has been prepared for the Hod Maden TSF by GAI. It is anticipated that future updates to this preliminary TSF closure plan will be developed to advance the closure strategies and be integrated with the Turkish Mine Waste Closure Regulations, and obligations and commitments made as part of the EIA. For the Hod Maden TSF closure, GAI developed grading plans considering development through Phase 2 of the TSF as the mine plan indicates that the TSF Phase 2 capacity is required for the 11.3 year mine life. The closure strategy has been planned to comply with Turkish Mine Waste Regulations. The following rehabilitation strategies and activities will be necessary at the closure:

◾	Haulage, stockpiling, and monitoring of growth media and subsoil layers to use for revegetation at closure;
◾	Removal of the tailings distribution system once their purpose has been fulfilled;

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◾	Re-profiling and regrading of the tailings surface when no longer required as part of operations;
◾	Construction of a cover system to limit infiltration flux contributing to seepage and contact water runoff from the TSF;
◾

Engineering and revegetation of slopes to provide erosion-resistant and sustainable landforms including construction of additional surface water diversions and controls on and adjacent to the cover system as required;

◾

Revegetating disturbed areas for compatibility with the selected post-mining land use, prioritizing native species and vegetation types that existed before the mining operation began and species that are culturally relevant;

◾	Allowance for pumping, piping, and treatment of excess overdrain waters that may continue to be present for an extended period of time after construction of the closure cover system.

As part of the closure plan, the reclaim pond in the northeast area of TSF will be removed by pumping the supernatant to a water treatment plant upon completion of deposition and completion of the majority of tailings consolidation to allow construction traffic. The embankment geometry will remain as constructed in the current design configuration during closure. The permanent surface water controls constructed around the perimeter are intended to remain in perpetuity subject to additional engineering evaluation and inspection as part of the final closure system design. A cover system compatible with Turkish Mine Waste Regulations will be constructed over the tailings surface to limit infiltration contributing to seepage and contact water runoff from the TSF. The cover system will consist of the following (top to bottom):

◾	Topsoil/growth media;
◾	Natural or geosynthetic drainage material;
◾	Clay group minerals or GCL, or alternative soil cover layer that provides the characteristics needed to develop an evapotranspirative cover (ET cover);
◾	Buffer layer consisting of minimum 1 m thick non-acid-generating waste rock and additional waste rock or cover materials as required to achieve the final cover design grades.

Revegetation of the site will occur as soon as practical to help control of the surface water runoff and erosion of affected areas. All disturbed and compacted areas will be regraded for positive drainage. The proposed grading plans for the closure system are demonstrated in Figure 20.12. Following the closure, post-closure monitoring of revegetation and rehabilitation and monitoring of water quality will be required for a period mandated in the EIA report after all closure construction activities are complete.

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ÖNERİLEN ADT SERVİS
YOLU (INR TARAFINDAN)
PROPOSED TSF HAUL
ROAD (BY INR)
ÖNERİLEN YÜZEY
SUYU KANALI
PROPOSED SURFACE
WATER CHANNEL

Figure 20.12      TSF Closure Plan

Waste Dump Facility

The primary issues of concern related to the ultimate closure of the waste dump facility include:

◾	Physical stability of the final cover, i.e., due to wind and water erosion;
◾	Slope stability of the waste rock deposition and embankment;
◾	Water quantity and quality of seepage;
◾	Surface water infiltration into the waste;
◾	Surface water management.

In order to achieve a successful closure and acceptable reclamation, the national regulations and international guidelines have been be evaluated as a part of the WDF closure plan.

The conceptual closure and reclamation plan for the WDF suggests a two-staged closure approach. For the first stage, the footprint of WDF will be regraded and covered by the liner system. In addition to surface water diversion channels, both overdrain and underdrain systems will be operational at this stage. The overdrain flows will be monitored for a certain period of time after the commencement of closure (termed the reclamation period). It is expected that the overdrain flow quantity will reduce gradually. When the flow quantity is zero or negligible, it will be possible to initiate the final closure stage and abandon the site.

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In the second stage of closure, the end of the overdrain collection pipe will be sealed, overdrain and underdrain pond liners will be removed, and downstream of the WDF will be filled by dump rock obtained from NAG waste rock storage area. Grading will satisfy the requirements of the related government authorities. Subsequently, the surface water drainage system will be connected to a channel on the downstream face, as depicted in the conceptual level closure layout in Figure 20.13. After connecting the upstream flow to the new channel, all previously constructed diversion channels will be demolished.

Based on the Turkish Mine Waste Regulation, the monitoring activities and periods will be mandated in the EIA approval.

Figure 20.13      Conceptual Post-Closure Layout of WDF

20.6	Environmental Management Plan

An environmental management strategy and management plan has been developed as part of the EIA work and covers all phases of the Project, including closure. The main aspects of this plan have been described in preceding sections which have provided a synopsis of how the plans and strategies will meet Artmin’s stated environmental policy and will include ongoing assessment of identified potential impacts, mitigation and control measures, closure strategies and emergency response plans.

Fundamental to this plan and consequent to the EIA approval, a list of commitments have been drawn up by Mitto that relate to: Area with License No. 87288 - Complex (Cu-Au-Ag-Pyrite) Underground Mine Capacity.

Increase, Mineral Processing and Crushing-Screening Plant, Clay Pit, Andesite Quarry, Tailings Storage Facility, Ready-Mixed Concrete Plant Final EIA Report. These commitments are in response to letters written by various members of the Technical Committee that reviewed the EIA, that included input from:

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◾	MINISTRY OF ENERGY AND NATURAL RESOURCES (General Directorate of Mining and Petroleum Affairs);
◾	MINISTRY OF ENERGY AND NATURAL RESOURCES (General Directorate of Mineral Research and Exploration);
◾	MINISTRY OF AGRICULTURE AND FORESTRY (General Directorate of Conservation and National Parks);
◾	MINISTRY OF AGRICULTURE AND FORESTRY (State Water - General Directorate of Works);
◾	MINISTRY OF AGRICULTURE AND FORESTRY (General Directorate of Meteorology);
◾	MINISTRY OF AGRICULTURE AND FORESTRY (General Directorate of Forestry);
◾	MINISTRY OF AGRICULTURE AND FORESTRY (General Directorate of Water Management);
◾	MINISTRY OF TRANSPORT AND INFRASTRUCTURE (General Directorate of Highways);
◾	ARTVIN MUNICIPALITY;
◾	ARTVIN GOVERNORSHIP (Provincial Disaster and Emergency Directorate);
◾	ARTVIN GOVERNORSHIP (Provincial Culture and Tourism Directorate);
◾	ARTVIN GOVERNORSHIP (Special Provincial Administration);
◾	ARTVIN GOVERNORSHIP (Provincial Health Directorate);
◾	ERZURUM REGIONAL BOARD OF MANAGEMENT - PROTECTION OF CULTURAL ASSETS;
◾	ARTVIN GOVERNORSHIP (Provincial Environment and Urbanization Directorate);
◾	THE GENERAL DIRECTORATE OF ENVIRONMENTAL MANAGEMENT (Air Management Department);
◾	THE GENERAL DIRECTORATE OF ENVIRONMENTAL MANAGEMENT (Zero Waste and Waste Processing Department);
◾	THE GENERAL DIRECTORATE OF ENVIRONMENTAL MANAGEMENT (Department of Water and Soil Management);
◾	GENERAL DIRECTORATE OF SPATIAL PLANNING;
◾	GENERAL DIRECTORATE OF PROTECTION OF NATURAL ASSETS.

Most of these commitments fit into the Environmental Management Plan in terms of periodic monitoring of key variables/environmental indicators (water/air/noise/flora and fauna/soils/structures/socioeconomic impact, etc.), periodic field surveys and reporting. Other items include:

a)	Drilling of 4 new observation wells and obtaining permits to draw water from various existing wells.
b)	Applying for and obtaining a Business Start-up and Operating License as per the regulations: Gazette No. 25902 of 10.08.2005 (As Amended No. 29187 of 26.11.2014).
c)

Provision of a Blast Evaluation Report (in relation to groundwater, TSF stability and other mine infrastructure) to the Ministry of Environment, Urbanization and Climate Change (MEU) for approval prior to commencing blasting activities.

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d)	Provision of a Tailings Storage Facility Implementation Plan and application for a Tailings Storage Facility Approval Certificate from the MEU prior to construction and operation respectively.
e)	Provision of a Waste Dump Implementation Plan prior to construction.
f)	A requirement to obtain permits from the Forestry Department.
g)	Provision of a geochemical report to the MEU in terms of backfill.
h)	Application to the State Water Department (DSi) for a permit to use tailings paste backfill below the water table.
i)	Installation of signboards.

Much of this work is well advanced, although the paste backfill permit application is stalled due to regulatory constraints.

Ensuring stability in the underground mining operations will be the most important environmental security measure. The support systems that will be deployed will be done is such a way to ensure that the underground voids remain stable during and after the production, and materially prevent any potential for subsidence on the surface. In terms of rock support processes, backfilling is the most robust methodology, especially after mine closure. Underground stability and management of rock mechanics will be enacted by the placement of fill in the stope voids once ore has been extracted. The fill shall provide strength to the mined-out areas, will allow for safe extraction of ore from adjacent areas, and provide for long term stability. The added benefits of this methodology also include limiting surface impact by returning waste material back to where it came from (as opposed to larger waste dumps) and limiting exposure to air the PAG materials, thus reducing the possibility of any resultant AMD.

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CAPITAL AND OPERATING COSTS

21.	CAPITAL AND OPERATING COSTS

21.1	General

21.1.1	Scope of Operating and Capital Cost Estimates

Capital and operating cost estimates have been developed for a mining operation capable of treating 800,000 tonnes per annum of Hod Maden ore and comprising the following:

◾	A conventional underground mine using long hole open stoping (LHS) operating methodologies (lower mine);
◾	An independent underground mine using a modified drift and fill (DAF) mining method which applies civil construction techniques (upper mine);
◾

A copper/gold processing plant recovering these metals via copper and pyrite concentrates, utilising a flow sheet comprising primary SAG milling, bulk rougher flotation, secondary grinding and bulk scavenger flotation, rougher concentrate regrinding and copper rougher/scavenger flotation, copper cleaning stages, concentrate dewatering and filtration, dewatering of bulk flotation tailings for paste backfill or mixed waste disposal, and discharge of sulfidic tailings into a lined valley fill tailings storage facility;

◾	Tailings storage facility and waste dump complete with water management and drainage infrastructure;
◾	Access roads and tunnels;
◾	Support infrastructure and utilities.

All costs detailed in the estimates below have been developed by various parties contracted by Artmin and estimated to an Association for the Advancement of Cost Engineering (AACE) Class 3 classification with a target accuracy of ±15% as at the third quarter (Q3) of 2020.

All cost estimates are presented in United States dollars (USD).

21.1.2	Exclusions

The capital cost estimate only includes capital costs that will be incurred from the commencement of the process plant design and construction (project sanction). The following costs have not been included in the capital estimate:

◾	All further exploration and development drilling expenditures;
◾	Artmin “Owner’s costs” for Project development and ramp-up are included, however, current site activity upkeep are specifically excluded;
◾	Cost of Finance (COF), capitalised interests and standby fees from third-party lenders.

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21.2	Capital Cost Estimate

21.2.1	Project Summary Capital Cost

The pre-production capital cost estimate developed has been based upon an EPCM approach whereby Artmin assumes general Project risk. As a result, the capital estimate does not include a contractor’s risk margin (for any portion to be let on a lump sum basis) but it includes Project contingency (risked).

The total estimated capital cost of bringing the Project into production is USD308,921,048 including risk contingency, which has been added in the financial analysis in Part 22.

The overall estimated capital costs for the Project are summarised below in Table 21.1. This cost excludes the sunk costs incurred to establish the exploration camp, the exploration camp access road and costs of studies conducted prior to and leading up to full Project approval.

Item	Cost (USD’000)

Mining Predevelopment Costs	62,679

Mining Surface Infrastructure	1,793

Other Site Infrastructure	78,268

Processing Plant	55,523

EPCM Consultant fees, indirect costs and construction facilities	37,415

Owners Costs	42,497

Project Contingency	30,746

TOTAL	308,921

Table 21.1      Project Capital Cost Summary

21.2.2	General

This capital cost estimate includes the following component costs:

◾	Full Project EPCM estimate;
◾	Commissioning spares;
◾	Capital spares;
◾	Operating spares;
◾	Capitalised operating costs;
◾	First fills;
◾	Insurances;
◾	Growth, contingency;
◾	Owners reserve.

21.2.3	Estimate Accuracy

This estimate has been developed to meet the recommended practices outlined in AACE No.47R-11 Cost Estimate Classification System - As Applied in the Mining and Mineral Processing Industries.

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CAPITAL AND OPERATING COSTS

The capital cost estimate has been developed in accordance with the requirements of a Class 3 estimate, targeting an accuracy of ±15% as at Q3 2020.

21.2.4	Information Sources

Table 21.2 and Table 21.3 summarise quantity estimate basis and pricing basis respectively:

Quantity Basis	Percentage of Capital Cost

Engineering Material Take-Off (MTO)	69.75

Estimated	28.41

Factored/Historical/Database	1.31

Allowances	0.52

TOTAL	100

Table 21.2    Quantity Basis

Pricing Basis	Percentage of Capital Cost

Firm/fixed tenders	88.78

Estimated	8.27

Factored/Historical/Database	2.12

Allowances	0.83

TOTAL	100

Table 21.3      Pricing Basis

21.2.5	Estimate Currency and Base Date

The estimate has been developed in United States dollars (USD), with a base date of July 1, 2020. The percentage of the estimate originating in other currencies is summarised in Table 21.4, along with the rates used to convert these currencies to USD.

Currency	Date	Rate to USD	Percentage of Estimate

Australian Dollar (AUD)	June 2020	1.68	2.19

Euro (EU)	June 2020	0.92	3.54

Pound Sterling (GBP)	June 2020	0.79	0.46

United States Dollar (USD)	June 2020	1.00	93.81

		TOTAL	100

Table 21.4      Exchange Rates

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21.2.6	Detailed Capital Costs

Mining Capital

Pre-production capital cost refers to capital costs incurred prior to the first processing of mined ore. For the lower mine the operating strategy of utilising contractors for the first three years of mining results in exclusion of the purchase price for the mining fleet from the Owner’s pre-production capital costs. The pre-production capital costs will include lateral and vertical mine development completed and any infrastructure established over the pre-production period.

For the upper mine the pre-production capital costs include Owner’s equipment fleet and lateral and vertical development completed and infrastructure established over the pre-production period.

The mining capital cost estimate accounts for true mining capital cost items and activities. The mining capital cost estimate excludes mining operating costs which are capitalised due to their occurrence before the official commencement of economic production (capitalised pre-production operating costs are included in owner’s costs) as well as sustaining capital (refer Part 21.2.7). This cost estimate is sub-divided by the Work Breakdown Structure (WBS) cost areas indicated in Table 21.5 and excludes any growth allowance.

Item	Cost (USD’000)

100 Mine Management & Supervision	2,085

101 Mine Control	379

102 Mine Personnel Equipment	147

103 Mine Survey	121

104 Mine Technical Services	879

105 Mobile Equipment - Light Vehicles	439

106 Minor Capital	120

110 Lateral Development	24,211

111 Capital Mine Lateral Development	24,211

120 Vertical Development	8,862

121 Exhaust Shafts	2,208

122 Fresh Air Intake Shafts	2,714

123 Escapeway Shafts	3,214

124 Ore Passes	726

130 Mine Production	-

140 Material Handling	348

143 ROM Loading	348

150 Backfill	1,392

152 Paste Plant Loader	348

153 Paste Reticulation Underground	1,044

160 Mine Services	7,842

161 Primary Dewatering	-

162 Secondary Dewatering	87

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Item	Cost (USD’000)

163 Primary Ventilation	2,513

164 Secondary Ventilation	1,249

165 Underground Electrical	3,013

166 Explosives Magazine	542

167 Underground Communications and Data	156

168 Mine Safety Facilities	266

169 Mine Service Holes	16

170 Mobile Equipment - Ancillary	-

180 Civil DAF Project	17,938

181 Capital Vertical Development	2,344

182 Equipment	12,948

183 Plant and Shaft Collar Construction	2,646

190 Surface Infrastructure	1,793

190 Mine Surface Infrastructure	1,793

Total Mining Capital	64,471

Table 21.5      Mining Capital Cost Estimate

Project Infrastructure and Processing Plant Capital

The direct capital costs associated with development of Project infrastructure and the processing plant are summarised in Table 21.6 and Table 21.7. This summary includes a growth allowance and excludes costs associated with engineering, procurement and construction management. These costs are included in Table 21.8.

Item	Cost (USD’000)

200 Earthworks	7,071

201 Roads	27,530

202 Helipad	37

203 Fencing	836

206 Surface Water Management	3,046

375 Power Supply	3,335

391 Raw Water Supply	389

401 Tailings Storage Facility	18,831

403 Waste Dump	1,632

430 Administration Buildings & Offices	1,327

440 Workshop & Stores	270

460 Laboratory	877

480 Permanent Accommodation Village	6,277

485 Temporary Construction Village	4,539

490 Communications	2,268

Total Project Infrastructure Estimate	78,268

Table 21.6      Project Infrastructure Cost Summary

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Item	Cost (USD’000)

300 ROM Pad	2,750

310 Crushing	1,674

320 Coarse Ore Storage & Reclaim	821

330 Grinding & Classification	9,647

331 Pebble Recycling	283

332 Bulk Flotation	1,772

334 Concentrate Regrind	1,474

336 Copper Flotation	2,556

338 Copper Concentrate Thickening	276

339 Sulfidic Tailings/Pyrite Thickening	405

342 Copper Concentrate Filtration	1,895

344 Pyrite Concentrate Filtration	1,070

360 Reagents	575

370 Power Reticulation	12,679

371 Process Control	2,198

390 Water Storage & Reticulation	754

392 Water Treatment Plant	1,334

400 Low Sulphide Tailings Thickening & Disposal	4,913

402 Tailings Return Water	30

405 Paste Plant	5,164

420 Air Services	599

499 Plant Piping	2,654

Total Processing Plant Estimate	55,523

Table 21.7      Processing Plant Cost Summary

Project Indirect Costs

Table 21.8 summarises the indirect costs for the entire Project scope but excludes Owner’s costs which are summarised in Table 21.9. These costs include a growth allowance.

Item	Cost (USD’000)

500 Project Management	5,284

501 Engineering & Drafting	8,624

502 Site Supervision & Management	11,819

503 Site Construction Cranes & Equipment	2,045

504 Site Construction Facilities	2,876

505 Commissioning	2,210

840 Mob’/Demobilisation/Indirect Costs	4,558

Project Indirect Costs	37,415

Table 21.8      Project Indirect Cost Summary

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Owner’s Costs

A breakdown of the Owner’s caital cost estimate is sumamrised in Table 21.9, which includes all costs associated with the Artmin Owner’s team, first fills, spares, capitalised pre-production operating costs and contingency.

Item	Cost (USD’000)

601 Owner/Pre-production	19,719

602 Initial Fills	611

603 Spare Parts	1,822

604 Owner’s Mobile Equipment	2,964

605 Owner’s Project Management Team	2,317

606 Owner’s Team - Ankara	-

607 Owner’s Construction Management Team	5,070

608 Fees, Duties & Taxes	7,640

609 Insurances/Bank Guarantees/ Financing Costs	2,354

900 General	-

910 Contingency	30,746

Owner’s Costs	73,243

Table 21.9    Owner’s Cost Summary

21.2.7	Sustaining Cost Summary

Sustaining capital comprises life of mine costs of a capital nature, inclusive of process plant improvements, TSF embankment lifts, road and tunnel re-sheeting, Owner’s equipment fleet purchase, ongoing replacement and rebuild of mobile equipment, additional underground infrastructure and continuation of capitalised lateral and vertical mine development.

The life of mine sustaining costs are summarised in Table 21.10.

Sustaining Cost	Life of Mine (LOM) Cost USD M

Mining Sustaining Capital	55.5

Mine Development	41.0

Process Improvements	7.1

Main access road (re-sheeting)	10.2

Internal roads (re-sheeting)	5.9

Surface Water Management	1.7

Tailings Storage Facility	2.2

Total	123.6

Table 21.10    Life of Mine Sustaining Capital Cost Estimate

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21.2.8	Closure Cost Summary

Closure costs have been estimated by the various consultants responsible for activities. The combined Project closure cost is summarised in Table 21.11:

Cost Area	Total USD M

Plant Pads, Internal Roads and Ramps	0.24

ROM	0.03

Water Storage and Event Ponds	0.02

Wastewater Treatment Plant	0.01

Process Plant	8.06

TSF	5.08

WDF	2.21

Total	15.65

Table 21.11      Closure Cost Summary

21.3	Basis of Capital Cost Estmate

21.3.1	Methodology

The capital cost estimate, which has been compiled from first principles, consists of a list of activities split across WBS areas and disciplines. Each activity consists of six components:

◾	Material or equipment supply price;
◾	Installation or construction duration;
◾	Labour cost estimate for installation or construction;
◾	Equipment cost estimate for installation or construction;
◾	Transportation cost estimate;
◾	Growth estimate (separate values for supply and installation costs).

Growth Alowance

A growth allowance has been applied to the derived supply, erection and transport costs. These allowances were independently set for each estimate line item. Growth allowance range was selected based on the level of the engineering supporting the estimated material quantities and the source of the pricing adopted.

21.3.2	General

Construction and Installation Labour

Construction and installation labour costs were based on estimated work hours associated with the equipment and fabricated items to be installed in each area of the plant. The estimated hours for installation reflect the labour force productivity for Turkish construction sites and the application of industry standard labour rates for each type of work.

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Labour crew rates were built up to include an appropriate mix of supervision, skilled and unskilled personnel. Each crew rate includes the cost of mandatory meetings and breaks, small tools, statutory labour costs, PPE and clothing.

Budget enquiries were issued to the market for each major discipline including bulk earthworks, concrete works, Structural, Mechanical and Piping (SMP) installation and Electrical, Instrumentation and Control (EI&C) installation. GRES and Artmin completed reviews of the tenders received before selecting the preferred contractor for each task. The rates provided by the preferred contractor were adopted for the estimate.

Construction manning estimates and the work roster were used to establish on-costs in relation to transportation, site accommodation and meals. No allowances were made for air travel as it was assumed that all site labour will be sourced from within Turkey and accommodated in the construction village.

Cranage and Equipment Costs

Estimates for construction cranes and equipment costs have been based on the estimated hours of utilisation associated with installation in each area of the plant and the application of Turkish charge-out rates for the various cranes and equipment types involved.

The charge rates were based on competitive rates received from Turkish equipment leasing companies.

21.3.3	Mining Capital

Mine Development

For the lower mine the lateral and vertical capital development costs were based on a fixed and variable schedule of rates provided by a local mining contractor for the first 3 years. For the remaining mine life lateral and shorter vertical development costs were based on a first principles build up based on owner operator construction. Ongoing ventilation and escapeway shaft development costs were based on the contractor rates.

For the upper mine the access shaft and lateral development cost estimation utilised a first principles build up based on owner operator construction.

All development costs were based on the physical quantities from the mine plan.

A detailed fully burdened labour cost was provided by Artmin for all positions in the mine. Labour requirements were determined from the activity levels in the mine plan. Costs for materials were largely sourced from local suppliers. Fuel and electricity costs were provided by Artmin.

Fixed costs were allocated to capital and operating activities based on mined mass ratios of those activities in each period.

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Mining Equipment - Lower Mine

Mine equipment fleet requirements have been determined based on the mine plan and industry standard estimates of machine productivities, availabilities and utilisation. Budget estimates for equipment purchase prices, recommended equipment life and life cycle costs were sourced from the Turkish base of European equipment manufacturers.

Mining Equipment - Upper Mine

Construction equipment requirements have been driven by the mine plan. Equipment purchase costs were largely sourced from vendor quotations with a small percentage derived from the cost database of GAUK.

Mining Infrastructure - Lower Mine

Equipment supply pricing for major permanent mechanical and electrical equipment has been based primarily on vendor budget quotes. This includes the ventilation fans, underground dewatering pumps and electrical installations. Material quantities associated with this infrastructure, such as electrical cable and pipe work have been derived from the CAD design completed as part of the mine design process.

Mining Infrastructure - Upper Mine

Infrastructure specifically required for the upper mine includes a CAF plant, electrical installations and access shaft items such as gantry cranes and access lifts. The larger cost components of surface infrastructure were from vendor quotations with smaller items from the cost database of GAUK.

21.3.4	Non-Process Infrastructure

Earthworks, Roads and Concrete

Given the interrelated nature of the earthworks and civil works packages, a combined package for the entire earthworks and civil works scope was issued, inclusive of concrete supply.

The scope was issued to a head civil contractor with the expectation that a separate earthworks contractor would be subcontracted if required. The rates received from the competitive tender were reviewed by a third party Turkish contractor.

Estimates for the combined earthworks and civil works quantities were derived from the relevant design drawings.

Main Access Road

Review of the design works for the main site access road completed by Akrapro indicate that this study generally was not up to DFS standard and has been considered only accurate to ±25%, or PFS level. This has been managed by application of a higher growth allowance of 15%. Considering the access road only contributes 6.7% of the total project capital, this does not have a material impact on the accuracy of the total project estimate.

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Tailings Storage Facility

Quantities for non earthworks related items for construction of the tailings storage facility were provided based on the design drawings and material take-offs. Unit costs were provided for supply and installation of these items from Turkish contractors.

Accommodation Villages

The EPCM contractor will establish temporary accommodation and office facilities for use during the Project construction. The construction accommodation facilities will be for the use by the EPCM contractor, its subcontractors and the Mining Contractor for the duration of the construction period.

Prior to construction of the temporary construction village, the earthworks and camp construction contractors are responsible for accommodating their own employees. The cost of this accommodation has been included in the rates provided for these activities.

The capital cost estimate includes a provision for construction of a new 250 bed construction village and a new 100 bed permanent village, inclusive of all laundry, messing, and associated services. The camp will be managed by the head EPCM contractor who will also provide a transportation service for the labor force. The EPCM contractor’s team will be housed in the permanent village when there is insufficient space at the temporary construction village. No subcontractors will reside in the permanent village.

Enquiries were issued to relevant Turkish contractors for the turn-key supply and installation of these accommodation facilities. The proposed scope was inclusive of furnishing, electrical, plumbing, communications, sewerage treatment, water treatment, messing and laundry requirements.

HV Substation

Pricing for engineering design, procurement and construction of the HV substation was received from a competitive tender process including relevant Turkish power companies and includes an allowance for the relevant connection fees and permits.

Raw Water Supply and Mine Dewatering

The estimate includes costing for provision of all downhole and surface bore infrastructure. Costs were provided for sinking and casing the bore holes. Pricing for pumps, generators and power supplies were incorporated into the relevant mechanical equipment supply, piping supply, electrical supply, SMP installation and E&I installation packages.

Administration Buildings, Maintenance Workshops, Warehouse Facilities and Laboratory

As discussed in Part 18, all site buildings will be either the steel portal frame type or prefabricated modular construction type. Floor plans were developed for all buildings and issued to Turkish vendors for budget quotations. All buildings were costed complete with furniture and fittings in accordance with the floor plans provided.

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Laboratory equipment and fit out was quoted using reputable Australian vendors, then converted to USD and included in the estimate.

Communications

The communications package was issued to multiple Turkish contractors for competitive pricing. Please refer to Part 18 for more details on the scope of the communications package.

21.3.5	Process Infrastructure

Equipment Packages

Written budget quotations from enquiries accompanied by engineering specifications and data sheets were requested from at least three recognised suppliers for all major process plant equipment items. Competitive informal enquiries were issued for minor equipment items.

Structural Steel

Steelwork quantities were calculated for each area of the plant from the general arrangement drawings, layout drawings and preliminary designs developed for the Project.

Market rates were sought from multiple Turkish steel fabrication sub contractors against the calculated bill of quantities to provide a schedule of rates pricing for all-inclusive supply. Rates were obtained for the supply of structural steelwork (across three separate mass classifications) including conveyor gantries and separate rates for grid mesh flooring, hand railing and stair treads.

Only local Turkish suppliers were approached to provide tenders. This approach aimed to reduce the schedule risk to the Project as shipping frequency from lower cost steel fabrication regions in Asia to Europe is presently variable.

Steel supply rates include materials supply, shop detailing, fabrication, surface preparation, final painting in the shop and identification tagging.

Platework

The process design criteria were used to develop the fabricated platework component list that defines the requirements and sizes of all the tanks, bins, chutes and launders. Quantities were calculated on an item-by-item basis from the requirements specified in the equipment list as well as platework items depicted in the layout drawings and/or developed from platework used for similar applications on previous projects.

Market rates for supply and off-site surface treatment for platework were obtained from multiple Turkish sub contractors deemed capable of meeting the schedule and scope. The request for rates pricing was established against typical drawings and calculated quantities for platework for the Project. These rates include materials supply, fabrication, surface preparation and final painting in the shop.

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Piping

A piping line list and valve list indicating size and specification was developed from the P&ID’s and layout drawings. Process plant and general piping quantities and pipe supports were calculated using the layout drawings. TSF, decant return and bore field piping quantities were calculated from process requirements and geographical locations of the facilities.

Supply and install rates were provided by piping suppliers for various specification pipe and valves and fittings. Costs are included in earthworks to trench and bury all bore field pipelines to protect the network from snow or fire damage.

Electrical and Instrumentation

The electrical, instrumentation and control quantities have been compiled from the Project scope, single line diagrams, P&ID’s, layouts, equipment list and load list. The instrument list was developed from the P&ID’s.

Cable and material quantity estimates were based on process plant and infrastructure layouts, switch room locations, equipment specific requirements and drive requirements and schedules produced.

Budget pricing tenders were obtained for all major electrical components (i.e. transformers, switch rooms, MCC’s and VSD’s, MV switchgear). Budget pricing tenders were issued for cable and cable ladder based on the developed electrical schedules and estimated quantities.

Budget pricing tenders were also issued for the supply of instrumentation required for the Project (i.e. flow meters, pressure transmitters and density meters).

21.3.6	EPCM Indirect Costs

The EPCM estimate was established from first principles based on an assessment of work hours required per EPCM discipline in accordance with the approach outlined in the Project Implementation Strategy described in Part 24.

Project management personnel will be engaged full time on the Project with their time divided between the design office, Artmin’s Corporate office, any Turkish Project office and the Project site. The engineering and drafting hours have been based on the expected number of hours required to complete the design deliverables. The construction management costs have been developed based on the provision of a dedicated EPCM contractor construction management team.

The organisational structures, including Project management, engineering and drafting, site supervision and management are included in Part 24. Rates for the EPCM team personnel have been based on standard rates in Australian dollars, converted to USD using the nominated exchange rate.

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Costs for construction equipment required for the duration of the installation work have been included in the estimate. Costs for construction equipment required for the earthworks and concrete works have been included in the installation rates. The estimate also provides for the various site construction facilities required by the EPCM contractor and subcontractors.

All EPCM subcontractors were requested to provide an estimate of their mobilization, demobilisation, and other indirect costs which do not include in their unit rates. These costs include overheads and margin, transport and construction supervision costs.

Commissioning costs include allowances for the EPCM contractor’s commissioning team and vendor commissioning representatives where required. Costs have been based on the standard EPCM contractor rates, rates provided by vendors for site attendance and estimated durations typically expected in the engineer’s experience.

Allowances were made for flights and accommodation for contractor engineering, procurement and construction management teams.

21.3.7	Owners Costs

The Artmin owner’s costs were estimated by making provision for all personnel and expenses associated with progressing the Project through pre-operations development up to the point of commissioning of the process plant.

Owner’s pre-production costs include the Artmin team, operational readiness activities, ore production and delivery to the ROM, waste haulage and delivery to the waste dump, mining supervision, training, corporate overheads and other such costs which will be incurred by Artmin prior to operations but cannot be attributed to the construction activities. These costs have been derived from the various mining and processing operating cost models discussed in Part 21.4.

Allowances for initial fills include the initial purchases of operating spares, consumables, grinding media, resins, reagents and lubricants. The reagents first fill quantities have been based on the volume required to fill the site storage tanks and bins and establish a working reagent inventory. Unit costs adopted for reagents were provided by Turkish suppliers in H1 2020 and align with those used in the operating cost estimate.

The Project spares capital cost has been calculated as a percentage of the mechanical and electrical equipment supply cost.

Owner’s mobile equipment fleet includes all mobile equipment not controlled by the mining contractor or mining team. The allowance for mobile equipment costs excludes all site light vehicles, as these will be leased, as well as busses, as transportation will be a service contract and included in the operating cost estimate.

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The owner’s Project management team costs have been based on the Artmin organisational charts and rates discussed in Part 24. All accrued Artmin staff costs are capitalised up until commencement of commercial production (first ore to the mill, post commissioning).

All duties, taxes and insurance estimates have been developed in conjunction with Artmin and their accounting team. These allowances have been discussed in detail in Part 4 and Part 22.

21.3.8	Sustaining and Operating Capital

Underground Development Sustaining Capital

Capital development is defined by any development that remains in use for the life of the Project.

All capital lateral development occurring after the commencement of commercial production is classified as underground development sustaining capital. Lateral development types categorised as capital for the lower mine are:

◾	Decline;
◾	Stockpiles;
◾	Level accesses;
◾	Return air drives;
◾	Fresh air drives;
◾	Escapeway accesses;
◾	Sumps;
◾	Infrastructure cuddies for pumps and electrical substations.

All capital vertical development occurring after the commencement of commercial production is also classified as underground development sustaining capital. Vertical development types categorised as capital for the lower mine are:

◾	Fresh air intakes;
◾	Return air shafts;
◾	Escapeways.

Only the two access shafts were classified as ongoing sustaining capital for the upper mine as this is the only development utilised over the life of the Project.

The estimating basis for all underground development sustaining capital is the same as that for initial capital and is discussed in Part 21.3.3.

Non-Development Mining Sustaining Capital

All non-development mine capital costs occurring after commencement of commercial production are classified as mine sustaining capital. This includes items such as:

◾	Owner mining equipment fleet - initial purchase and replacement;

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◾	Electrical, dewatering and ventilation infrastructure;
◾	Paste reticulation;
◾	Data and communications.

The estimating basis for all non-development mine sustaining capital is the same as that for initial capital and is discussed in Part 21.3.3.

Process Plant and Infrastructure Sustaining Capital

Process plant sustaining capital will cover the funding required over the life of the Project to replace items of plant that have reached their maintainable and useful life or planned expenditure to modify the plant as necessary to sustain operations at the rated capacity. Sustaining capital has been estimated either as a percentage of the direct capital cost, based on typical industry experience or from first principles.

The initial TSF will be constructed to 1,331 mASL level, which will sustain operations until the eighth year of operation. The sustaining capital estimate includes an allowance to raise the TSF embankment to 1,336 mASL which provides sufficient capacity for the completion of all operations.

The sustaining capital allowance excludes areas of the Project outside the scope of the capital and operating costs. No allowance has been made for replacement of insurance and capital spares due to the modest mine life and the maintenance factors applied in the operating cost.

A summary of annualised sustaining and deferred capital estimates is provided in Table 21.12.

Sustaining Cost USD M	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11	Year 12	Year 13	Total

Mining Sustaining Capital	3.0	24.1	2.9	3.6	1.4	10.2	0.3	4.0	0.6	1.7	1.1	2.0	0.8	55.5

Mine Development	9.1	11.5	6.4	7.1	1.3	1.1	0.8	0.9	0.9	1.0	0.8	0.2	0.0	41.0

Process Improvements	0.6	0.6	0.6	0.6	0.6	0.6	0.6	0.6	0.6	0.6	0.6	0.6		7.1

Re-sheeting of main access road		0.9	0.9	0.9	0.9	0.9	0.9	0.9	0.9	0.9	0.9	0.9		10.2

Re-sheeting of internal roads		0.5	0.5	0.5	0.5	0.5	0.5	0.5	0.5	0.5	0.5	0.5		5.9

Surface Water Management		0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2		1.7

Tailings Storage Facility								2.2						2.2

Total	12.7	37.8	11.5	12.9	4.8	13.5	3.3	9.4	3.7	4.8	4.1	4.3	0.8	123.6

                                                 Table 21.12    Project Annualised Sustaining Capital Costs

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21.3.9	Project Closure

Mining Closure Costs

The mining closure costs have been estimated based on benchmarking against similar projects and where necessary, on first principles and using market related rates to a ±15% accuracy level. Closure involves the decommissioning of the site through the removal of infrastructure that will not be needed in the post closure stage. Closure will be conducted in accordance with a detailed closure plan (to be developed) and relevant legislation and will include activities that reduce potential impacts on the social and natural environments.

Mining closure activities include, but are not limited to, waste dump profiling and rehabilitation, portal closure, ground and surface water monitoring, dismantling, removal and transport off-site of project infrastructure as listed in Part 18. The identification of remaining infrastructure will be based on consultation with government agencies and local residents but the estimate summarised in Table 21.11 assumes that the main access road, Saliçor Valley access road and tunnel, HV Substation and other generic infrastructure are retained. Mine closure costs are scheduled to be required in the year following the completion of ore processing.

No salvage value has been attributed to the sale of used plant and equipment.

21.3.10	Contingency

A Monte Carlo analysis (MCA) of the capital cost was undertaken to determine the Project contingency. The analysis simulated 10,000 possible capital cost scenarios, varying the material parameters.

Monte Carlo Results

The base capital cost is defined as the net project estimate, inclusive of the growth allowance, excluding project contingency. The base capital cost was estimated to be USD278,174,823.

The expected capital cost is one of the key outcomes of the MCA and is the calculated weighted average capital cost based on all 10,000 MCA results. i.e. the sum of the product of all occurrences and their number of occurrences, divided by the total number of results.

The expected capital cost is the capital cost estimate to be used for project financial evaluation and funding purposes. The expected capital cost was predicted to be USD308,921,048.

Project contingency, is defined as the expected capital cost minus the base capital cost. Project contingency is applied below the line and is not specifically attributable to any specific area of the Project WBS. The MCA predicted project contingency was USD30,746,225.

21.3.11	Exclusions and Qualifications

◾	No escalation has been applied in the capital estimate;
◾	All sunk costs have been excluded;

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CAPITAL AND OPERATING COSTS

◾	Financing costs have been excluded;
◾	Cost of bank guarantees and other instruments are excluded;
◾	No allowance has been included for additional engineering studies prior to commencement of detailed engineering.

21.4	Operating Cost Estimate

21.4.1	Operating Cost Summary - Life of Mine (LOM)

The operating cost for the Project is presented in United States dollars (USD), is exclusive of sustaining and deferred capital costs, reflects an estimate base date of Q3 2020 and complies with an AACE Class 3 estimate. Table 21.13 presents the direct site operating costs.

Direct Site Operating Cost	LOM Total USD M	LOM Average USD/t Milled (Dry)

Mining Operating Cost	467	53.71

Processing	211	24.26

General and Administration	96	11.04

TOTAL	774	89.01

                                 Table 21.13    Direct Site Operating Cost Sumary

21.5	Basis of Operating Cost Estimate

21.5.1	Mining

The estimated combined mining operating cost averages USD54 per milled tonne over the LOM. This is made up of USD38 per milled tonne for the lower mine and USD140 per milled tonne for the upper mine.

The operating costs can be summarised as:

◾	Operating development cost (lower mine) - USD3,503 per metre advance;
◾	LHS stoping cost (lower mine) - USD34 per stope tonne;
◾	Modified DAF development cost (upper mine) - USD5,364 per metre advance.

The costs above have mining overheads incorporated into the rate based on a distribution of the costs from the proportion of mined tonnes from each activity. Stoping costs include all paste plant operating costs. Modified DAF development costs include all cemented aggregate fill operating costs.

The mine operating costs have been built up in the following categories:

◾	Labour - all owner labour costs and contractor fixed labour costs;
◾	Fuel - diesel costs for underground mining equipment;
◾	Power - power consumption costs from underground fixed and mobile equipment, paste plant;

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CAPITAL AND OPERATING COSTS

◾	Contract Services - mining contract costs (variable rates and equipment fixed costs);
◾	Equipment Consumables - drill consumables, tyres, etc.;
◾	Maintenance - mining equipment and paste plant maintenance costs;
◾	Mining Consumables - explosives, ground support, fibrecrete, cement, mine services.

All mining costs in Years -2 and -1 will be capitalised with mine operating costs ramping up from Year 1.

Mine operating costs have been developed from first principles with the mine plan physicals driving labour, contract, and consumable costs. A summary of these costs over the life of mine is shown inTable 21.14. Annual cost by category over LOM is shown in Figure 21.1 and the total LOM operating cost summarised by proportion in Figure 21.2. Where tasks are completed by the contractor, costs for operating consumables, maintenance, explosives, ground support, fibrecrete and services are carried within the contract services category.

Cost Category	Operating Cost
	LOM USD’000	USD/t milled

Labour	215,963	24.83

Fuel and Power	70,724	8.13

Contract Services	35,249	4.05

Equipment Consumables	30,714	3.53

Maintenance	70,265	8.08

Mining Consumables	44,161	5.08

Mine Operating Cost	467,075	53.70

                                     Table 21.14    LOM Mining Operating Cost Breakdown

Figure 21.1    Annual Mining Operating Total Cost by Category

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CAPITAL AND OPERATING COSTS

Figure 21.2    LOM Mining Operating Costs by Category

21.5.2	Processing, General and Administration

The operating cost estimate for the process plant (exclusive of the paste plant), including General and Administration (G&A) costs, has been broken down into the following key cost components:

◾	Labour;
◾	Power;
◾	Reagents and Consumables;
◾	Maintenance; and
◾	Processing Overheads.

The costs presented are exclusive of mining and process plant sustaining and deferred capital costs, and reflect the plant operating at steady state and nameplate capacity. The average annual LOM operating cost for the Process Plant (exclusive of the paste plant), has been estimated at USD23.9 million per year or USD35.30 per tonne of ore processed.

Table 21.15 provides the cost summary by cost component.

Cost Category	Operating Cost		Fixed Cost	Variable Cost
	(USD’000/y)	(USD/t milled)	(USD’000/y)	(USD/t milled)

Labour	7,962	11.75	7,962

Power	3,952	5.83	3,252	1.03

Reagents and Consumables	5,680	8.38	215	8.06

Maintenance	2,727	4.02	2,727

Processing Overheads*	3,609	5.32	1,299	3.41

Processing, G&A Operating Cost	23,930	35.30	15,455	12.50

* Note: G&A operating costs, which incorporate processing overheads and those portions of labour, power and maintenance costs associated with G&A personnel and facilities, total USD11.04/t milled.

Table 21.15    Processing, General and Administration Operating Cost Breakdown - LOM Average

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CAPITAL AND OPERATING COSTS

Figure 21.3    LOM Operating Costs by Category

Labour

The number of plant personnel to manage, operate and maintain the Process Plant has been estimated at 187 people (inclusive of laboratory personnel, excluding contracted security personnel) at an average annual cost of USD7.96 million (USD11.75 per tonne of ore processed).

A summary of the manning schedule and cost by plant department is provided by Table 21.16.

Department	Process Plant
	Personnel	Cost (USD’000/y)

Management and Administration	73	3,573

Plant Operations	64	2,507

Plant Maintenance	50	1,882

TOTAL	187	7,962

Table 21.16    Process Plant Labour Cost Summary

The senior management organisation structure is provided in Figure 21.4.

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Figure 21.4    Hod Maden Senior Management Organisational Structure

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CAPITAL AND OPERATING COSTS

Power

The power cost estimate for the Project has been summarised in Table 21.17.

Plant Area	Installed Power (kW)	Adsorbed Power (kW)	Cost (USD/t Milled)

Crushing	192	109	0.08

Process Plant	6,062	4,521	3.22

Tailings	871	608	0.46

Water Supply and Distribution	598	418	0.32

Services and Utilities	826	578	0.44

Reagents	47	32	0.02

Water Treatment	218	150	0.05

Plant Services (buildings, etc.)	2,548	1,291	1.25

TOTAL	11,362	7,707	5.83

Table 21.17    Process Plant Power Estimate - LOM Average

Reagents and Consumables

All reagents and consumables have been considered to be a variable cost except the mobile equipment fuel cost. All reagent costs have been developed from budget enquiries. Table 21.18 details the consumption and cost basis for the key plant reagents and consumables.

The LOM average annual reagent and consumable cost (exclusive of paste plant reagents and consumables) has been estimated at USD5.7 million or USD8.38 per tonne of ore processed.

Item	Consumption		Cost
	Rate	Basis	Rate	Basis

Consumables

Crusher	2.7 set per year	Estimate	USD20,423 per set	Vendor quotation

Primary Mill Liners	1.1 sets per year	Estimate	USD 599,457 per set	Vendor quotation

Secondary Mill Liners	1.8 sets per year	Estimate	USD152,717 per set	Vendor quotation

Regrind Mill Liners	0.6 sets per year	Allowance	USD63,500 per set	Vendor quotation

Primary Mill Media	0.42 to 0.69 kg/t	Calculated	USD1,274 per tonne	Vendor quotation

Secondary Mill Media	0.82 to 1.08 kg/t	Calculated	USD1,179 per tonne	Vendor quotation

Regrind Mill Media	4.5 to 11.4 kg/t Conc	Calculated	USD1,179 per tonne	Vendor quotation

Reagents

Flocculant	5 to 20 g/t	Metallurgical testing	USD2,700 per tonne	Vendor quotation

Collector (SIPX)	85 to 110 g/t	Metallurgical testing	USD1,950 per tonne	Vendor quotation

Promoter (3418A)	18 to 50 g/t	Metallurgical testing	USD14,720 per tonne	Vendor quotation

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CAPITAL AND OPERATING COSTS

Item	Consumption		Cost
	Rate	Basis	Rate	Basis

Promoter (7348A)	30 g/t	Metallurgical testing	USD20,430 per tonne	Vendor quotation

Frother	33 to 53 g/t	Metallurgical testing	USD3,380 per tonne	Vendor quotation

Hydrated Lime	2 to 4.1 kg/t	Metallurgical testing	USD60 per tonne	Vendor quotation

Cement	70 kg/t tails	Testing	USD32 per tonne	Vendor quotation

Table 21.18    Key Process Plant Reagent and Consumable Costs

Laboratory

The annual analytical costs for mine grade control assays and the process plant has been estimated to average USD2.0 million per year over the LOM, or USD2.84 per tonne of ore processed (excluding labour and power).

Maintenance

Maintenance costs have been considered fixed as maintenance requirements are typically related to plant operating hours rather than throughput. The maintenance cost has been applied as a percentage of the plant area capital costs and summarised in Table 21.19 for the Process Plant (inclusive of mobile vehicle maintenance costs).

Plant Area	% of Plant Capital Cost	LOM Average Cost (USD’000/y)

Process Plant	3.8%	875.2

Tailings and Tailings Storage	2.5%	364.3

Process Plant Utilities and Services	2.5%	34.3

Process Plant Infrastructure	3.1%	871.3

Other		582.0

TOTAL	3.0%	2,727.1

Table 21.19    Process Plant Maintenance Estimate - LOM Average

Mobile Vehicles and Fuel Consumption

Mobile vehicles have been allocated for the processing and maintenance groups. Fuel consumption has been determined based on the annual vehicle run hours and the average fuel usage per hour and the fuel cost of USD0.80 per litre. Mobile vehicle maintenance costs have been estimated on a cost per usage hour. Fuel and maintenance costs are considered fixed.

General and Administration

General and administration costs have been categorised as general expenses and contract expenses. These costs are considered fixed and detailed below:

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◾	General Expenses - including:
-	External courses and seminars;
-	Office and general supplies;
-	Safety and training;
-	Safety audit fees;
-	Legal fees;
-	Bank fees;
-	Insurance;
-	Telecommunications;
-	First aid supplies;
-	Drinking water;
-	Miscellaneous tools;
-	Miscellaneous freight.
◾	Contract Expenses - including:
-	Accommodation;
-	Consulting services;
-	Miscellaneous metallurgical test work;
-	Environmental monitoring costs;
-	Mill relining costs;
-	Contracted security;
-	Miscellaneous vehicle leasing.

Product Logistics

The copper and pyrite concentrate from the Project will be destined for the export market. Both copper and pyrite concentrates will be exported either through Trabzon Port or Hopa Port. The product transport costs have been excluded from the operating cost estimate, but have been included in the economic model (Part 22).

21.5.3	Qualifications, Assumptions and Exclusions

Qualifications

The following qualifications have been made in respect to the operating cost estimate for the Project:

◾	Consumables have been derived from first principles or vendor quotations; and
◾	Costs were generated in Q3 2020.

Assumptions

The following assumptions have been made in respect to the operating cost estimate for the Project:

◾	Consumables have been derived from first principles or vendor quotations; and
◾	Maintenance cost has been derived as a percentage of the plant area capital cost.

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CAPITAL AND OPERATING COSTS

Exclusions

The following have been excluded from the process operating cost estimate, but are assessed in the economic model (see Part 22):

◾	Escalation;
◾	Product marketing costs;
◾	Product transport and shipping costs;
◾	Product treatment charges and refining charges (TC/RC);
◾	Government and social charges;
◾	Duty and withholding taxes;
◾	Foreign exchange variations;
◾	Royalties; and
◾	Depreciation and amortisation.

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ECONOMIC ANALYSIS

22.	ECONOMIC ANALYSIS

22.1	Introduction

An economic evaluation model (Economic Model) was developed to estimate monthly, quarterly and annual cash flows and sensitivities for the Project. Pre-tax and post-tax estimates of the Project Net Present Value (NPV) were prepared to approximate likely investment value.

This Technical Report contains forward-looking information regarding projected mine production rates, construction schedules and resulting cash flow forecasts. Factors including but not limited to the ability to obtain major equipment or skilled labour on a timely basis, to achieve the assumed mine production rates at the assumed grades, or to achieve the projected capital and operating costs may cause actual results to differ materially from those presented in this economic analysis.

The estimates of capital and operating costs have been developed specifically for the Project and are summarised in Part 21.

Inputs into the Economic Model and associated sensitivity charts, owner’s cost, commodity prices, inflation assumptions, consumable costs, power cost, royalty, direct and indirect taxation and smelter terms, metal payability assumptions and reclamation estimates were developed jointly between Artmin, HMT, GRES and AMC. HMT was responsible for developing processing assumptions including life of mine (LOM) recoveries and concentrate quality estimates. GRES was responsible for development of the Economic Model, as well as the metallurgical balance, mill capital and operating cost estimates, surface infrastructure capital and operating cost estimates, and mill and surface workforce. AMC was responsible for development of the LOM production schedule and the mine capital and operating cost estimates.

22.2	Results Summary

The major economic outcomes of the Project economic analysis are summarised below. Further details are provided in Part 22.3 to 22.5. The Project is expected to yield strong economic returns, with deterministic base case results as follows:

◾	Post tax project NPV@5% real discount rate is USD1,049M, with high IRR of 35.9% (real, post tax);
◾	The All-in-Sustaining Cost (“AISC”) for gold with copper by-product credits sits at USD334/oz.
◾	Profitability index (a measure of profit returned for each dollar spent) is high at 4.2 times;
◾	While capital costs are relatively high for a project of this size, post tax payback is achieved after two years of operation;
◾	The gold price, which produces a breakeven NPV (zero), sits at USD445/oz;

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ECONOMIC ANALYSIS

◾	The Project provides a balance of defensive (gold) and growth (copper) commodities and high grade.

22.2.1	Economic Metrics

Table 22.1 below presents a summary of the key economic performance metrics.

Economic Analysis	Units	Base Case

Undiscounted Cashflow After Tax	USD M	1,794.21

Co-Product Costs		Gold	Cu

C1 Cost Co-Product Basis: Au: Real	USD	386/oz	0.78/lb

C2 Cost Co-Product Basis: Au: Real	USD	547/oz	1.10/lb

C3 Cost Co-Product Basis: Au: Real	USD	704/oz	1.33/lb

AISC Co-Product Basis: Real	USD	595/oz	1.12/lb

C1 Margin (Au Basis with Cu by-product credit)%		94.8%

C2 Margin (Au Basis with Cu by-product credit)%		82.2%

C3 Margin (Au Basis with Cu by-product credit))%		70.6%

AISC Margin (Au Basis)%		79.1%

Project NPV (Pre-Tax)	USD M	1,328.43

Project NPV (Post Tax)	USD M	1,049.02

Project IRR (Pre-Tax): Nominal	%	43.1%

Project IRR (Post Tax): Nominal	%	38.0%

Project IRR (Pre-Tax): Real	%	41.0%

Project IRR (Post Tax): Real	%	35.9%

Project Payback Period from Construction Start	Years	5.0 Yr(s)

Project Payback Period from Production Start	Years	2.0 Yr(s)

Maximum Project Drawdown (Nominal)	USD M	344.87

Maximum Project Drawdown (Real)	USD M	336.40

Profitability Index	x	4.2 x

NPV:Drawdown Ratio	x	3.2 x

Breakeven Gold Price	USD/oz	445/oz

Table 22.1    Key Economic Metrics

22.2.2	Life of Mine Summary

Figure 22.1 to Figure 22.4 summarise the key base-case project cash flows for the life of mine.

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Figure 22.1    Life of Mine Cashflow Profile

Figure 22.2    Life of Mine Operating Cost Profile

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Figure 22.3 Life of Mine Sustaining Capital Cost Profile

Figure 22.4 Life of Mine Revenue

22.2.3	Sensitivities

Deterministic sensitivities were modelled to assess the economic impact of variations in key project variables. A sensitivity tornado chart and whisker plot are presented in Figure 22.5 and Figure 22.6 respectively. These charts indicate that the variables with the greatest impact on project NPV are metal (specifically gold) prices and metallurgical recoveries. Other macroeconomic factors such as exchange rate and discount rate follow after, with all other variables considered having relatively low impact.

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ECONOMIC ANALYSIS

Figure 22.5 Tornado Chart

Hod Maden Project Post-Tax Sensitivity Analysis
1400.00
1300.00
1200.00
1100.00
1000.00
900.00
800.00
700.00
600.00
500.00
(20.00%)
(15.00%)
(10.00%)
(5.00%)
0%
5.00%
10.00%
15.00%
20.00%
Gold Price only
Copper Price only
All Metal Prices
Metallurgical Recovery (All)
Mining Opex Costs
Processing Opex Costs
Downstream Opex Costs
All Opex (incl. freight & TCs)
Capex (incl. sustaining Capex)
Discount Rate (Real)
USDTRY Exchange Rate

Figure 22.6 Project Post-Tax Sensitivity Whisker Plot

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ECONOMIC ANALYSIS

22.3	Economic Modelling Methodology

22.3.1	Method

The Economic Model was built on a monthly cashflow basis with results summarised for annual and quarterly reporting. Operating costs for mining and processing were developed as operating cost models and the Economic Model was built using a combination of monthly outputs from those models and first principles build-up from physicals. Operating costs models and economic model separated out key economic drivers including:

◾	Labour;
◾	Power demand;
◾	Diesel consumption;
◾	Consumables.

22.3.2	Basis

The Economic Model was built in US dollars (USD) and inputs to the economic model were expressed or converted to a real US dollar basis. Values were then converted to nominal US dollars when required for the correct treatment of taxation, depreciation, working capital etc. Outputs were shown on a real basis. All monetary amounts included in this Technical Report and in the Economic Model are expressed in real second half (H2) 2020 USD unless clearly noted as nominal. The foreign exchange impacts of local currency and changes in USD to Turkish Lira (TRY) are captured in the sensitivity analysis by ascribing a local currency percentage to each key block of cost, which is then impacted by the product of the local cost percentage and the exchange rate percentage change under the sensitivity analysis.

22.3.3	Accuracy

The accuracy of this economic model is dependent upon the accuracy of the input parameters. The most influential inputs into this economic model are:

◾	Metal price assumptions (specifically gold);
◾	Metallurgical recoveries;
◾	Mining production plan and production rates;
◾	State Royalty rates and allowable deductions;
◾	USD to TRY exchange rates;
◾	Discount rates.

Metal prices are particularly volatile in the current geopolitical environment and will have the greatest impact on Project value. The metal prices assumed in the modelling are based on long-term consensus commodity pricing forecasts and have been held constant for the duration of the model.

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ECONOMIC ANALYSIS

A key factor in the assessment of the Project valuation accuracy is the confidence in the mine plan. The mine production rate tonnages and ore grades are discussed in Parts 14, 15 and 16 and the reader should refer to these sections for further information. Any failure of the operation to conform to this plan will have the potential to impact the accuracy of this estimate either positively or adversely.

Metallurgical recoveries have been based on the feasibility study test work program discussed in Part 13. Actual metal recoveries may differ in operation.

The state royalty regime in Turkey changed in April 2020. The previous regime involved royalty percentages derived from the nominal price of the pre-eminent commodity. Recent increases in precious metals prices have meant the regime has changed to use different royalty percentages for each commodity. The royalty base for each commodity is calculated by subtracting allowable deductions from the gross value of each commodity. The costs for each commodity comprising the allowable deductions are pro-rata to the revenue contribution of that commodity. The Project team has interpreted the changes to mining law but the materiality of state royalties, the novelty of the royalty scheme, the complex specifics of allowable deductions and the applicability of rebated royalty percentages mean that interpretations may give rise to material error and need to be confirmed in detail.

The use and interpretation of discount rates as either hurdle rates, costs of capital or comparative measures varies from project to project. The Project could be materially affected by the choice of discount rates and the interpretation as to whether rates are nominal or real and the reader’s attention is drawn to these impacts.

The USD to TRY exchange rate is volatile. However, over the past 2 decades, the rate has tended to increase closely in line with the differential between US dollar and Turkish Lira inflation rates in line with so-called Purchase Power Parity (“PPP”). However, it is notable that the Turkish Lira has tended to suffer in recent times from regional instability and this can precipitate Turkish Lira weakening over and above that expected by inflation. Given that the cost base (operating and capital) is estimated to be around 70% in local currency, USD to TRY movements could have a material impact.

22.4	Assumptions

22.4.1	Economic Metals and Commodity Price Assumptions

The only payable metals considered in this analysis are gold and copper. Previous studies have considered silver a payable metal, but the Pre-feasibility Study (PFS) demonstrated that silver contributed no more than 0.08% of the life of mine revenue stream and is immaterial to the Project valuation and economic assessment.

Consensus gold and copper market reports were sourced from CIBC (Q1 2021) and are discussed in Part 19.

The Economic Model realised life of mine average metal prices (real basis) were USD1,599/oz and USD3.19/lb for gold and copper respectively.

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ECONOMIC ANALYSIS

Based on the review of consensus forecasts and published information from various market commentators and other sources, the consensus long-term metal prices selected for the base case economics of the Project are considered to be reasonable and in line with market projections.

22.4.2	Macroeconomic Assumptions

Inflation

The economic model assumes a US dollar inflation rate of 1.5% and a Turkish Lira inflation rate of 9.5%, which is in line with historical trends.

Exchange Rates

An index of the differential between the inflation rates in the two currencies over time is multiplied by the starting USD to TRY rate to predict the forward USD to TRY based on Purchase Power Parity (“PPP”) principles. Base real exchange rate equal to USD1.00 to TRY6.74.

Discount Rate

The Economic Model utilises a weighted average cost of capital (discount rate) of 5% (real) for the purpose of this assessment, as advised by Sandstorm.

22.4.3	Treatment Charges and Refining Charges

Treatment charges and refining charges are discussed in Part 19. The assumptions used in the Economic Model are summarised in Table 22.2.

Constituent	Copper Concentrate	Pyrite Concentrate

Concentrate Treatment Cost	USD90/dmt	USD125/dmt

Cu Refining Cost	USD0.09/lb	N/A

Au Refining Cost	USD6.50/oz	USD8.00/oz

Table 22.2    Smelting TC/RC

22.4.4	Concentrate Transportation and Freight

Copper concentrate will be shipped in sealed containers from site to port of discharge. The study considered shipment via the Hopa and Trabzon ports to Burgas/Varna or Antwerp. The economic analysis uses the average cost of the four permutations, being USD62.50/wmt.

Pyrite concentrate will be shipped bulk to port (Trabzon or Hopa) and then loaded bulk into ships bound for Burgas/Varna. The average inland freight leg was USD11.00/wmt and the average seafreight (including loading) was USD24.50/wmt, giving a total average cost of USD35.50/wmt.

The terms of delivery for both concentrates are CIFFO meaning the seller pays for freight and insurance from site to the port of discharge but does not pay for unloading at port of discharge.

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22.4.5	Technical Assumptions

Mining Assumptions

All mining assumptions feeding into the LOM production schedule are summarised in Part 16. This schedule and associated costs is implemented directly into the Economic Model. The LOM mill feed profile is summarised below in Figure 22.7. The formula for gold equivalent grade is provided in Part 15.7.

Figure 22.7    Mill Feed Production Plan

Metallurgical and Processing Assumptions

Metal and sulphur recoveries and concentrate qualities were calculated on a monthly period by period basis, using the metallurgical models discussed in Part 13, and the LOM ore delivery schedule.

The LOM average metallurgical recoveries used in the economic evaluation are provided in Table 22.3.

Element	Regular Ore	Pyrite Ore

Copper Concentrate

Copper	95.2%	87.1%

Gold	83.6%	59.6%

Pyrite Concentrate

Copper	N/A	7.6%

Gold	N/A	30.4%

Table 22.3    Metallurgical Recoveries

The average life of mine concentrate quality assumptions are summarised below in Table 22.4.

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Characteristic	Copper Concentrate	Pyrite Concentrate

Total Concentrate Produced (kt wet)	564	507

Moisture Content (%W/W)	10%	9%

Gold Grade (g/t dry)	115	14

Copper Grade (% dry)	23.7%

Sulphur Grade (% dry)		44%

Table 22.4    Concentrate Quality Assumptions

Figure 22.8    Life of Mine Concentrate Production

The metallurgical test work and variability analysis did not indicate a material risk of deleterious elements. The Economic Model has no allowance for penalties or reduced payabilities due to deleterious elements.

22.4.6	Concentrate Payability

Concentrate payability is discussed in Part 19. The Economic Model applies the gold and copper payability functions on a first principles basis and the life of mine realised payabilities are summarised below:

Constituent	LOM Average	Payability Function

Copper Concentrate

Copper	95.8%	Pay lesser of 96.5% or Cu content less 1.0%

Gold	98.0%	Pay lesser of 98% or Au content less 1.0 g/t

Pyrite Concentrate

Gold	85.8%	Pay lesser of 98% or Au content less 2.0 g/t

Table 22.5    Smelting Payable Metal

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ECONOMIC ANALYSIS

To be payable, pyrite concentrates are also subject to a minimum sulphide sulphur content of 40% and a minimum gold content of 9 g/t. A few months’ production is below these thresholds but marginally so and it is assumed that concentrate would be blended in order to meet the payability criteria.

22.4.7	Government and Third Party Royalties

Government Royalty

The applicable Turkish government royalty and how it applies to the Project are discussed in Part 4. The Economic Model has calculated the government royalty on a first principles basis, and allows for variability in the periodic copper and gold prices and resulting royalty rate. Table 22.6 summarises the various revenue deductions applicable before application of the state royalty.

The life of mine total revenue is split between gold at 80.0% and copper at 20.0%. Royalty rates applicable to royalty base after deductions (but before rebate) and payable on gold and copper respectively are 14.9% and 11.8%. However, the gold royalty rate is subject to a rebate of 40% and copper royalty to a rebate of 50% resulting in net royalty rates for gold and copper payable on royalty base after deductions of respectively 9.0% and 5.9%. The overall LOM royalty rate equates to 6.8% of gross gold and copper revenue (i.e. revenue before any allowable deductions).

Sandstorm Royalty

The applicable Sandstorm royalty and how it applies to the Project are discussed in Part 4. The Sandstorm royalty rate is 2% of the Sandstorm royalty base, which equates to 1.8% of gross gold and copper revenue from payable metals.

Table 22.6 summarises the various revenue deductions applicable before application of the state and Sandstorm royalties.

Deduction	Applied in Turkish State Royalty	Applied to Sandstorm Royalty

Treatment and Refining Charges, net of credits/deleterious elements	●	●

Freight & Handling	●	●

Mining Operating Costs (including Paste Plant)

Processing Operating Costs	●

General and Administration (G&A) Operating Costs	●

Government Charges (Forestry Fees/Licencing)	●

Corporate Expenses	●

Duty on Operating Costs	●

WHT on Operating Costs	●

Mining Capital: Depreciation (Real)

Non-Mining Capital: Depreciation (Real)	●

Mining Capitalised Costs: Amortisation (Real)

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ECONOMIC ANALYSIS

Deduction	Applied in Turkish State Royalty	Applied to Sandstorm Royalty

Processing Capitalised Operating Costs: Amortisation (Real)	●

G&A Capitalised Operating Costs: Amortisation (Real)	●

Government Charges Capitalised Operating Costs: Amortisation (Real)	●

Turkish State Royalty	N/A	●

Table 22.6    Comparison of Applicable Royalty Deductions

22.4.8	Duties and Taxation

Withholding Tax

Withholding Tax (WHT), as applied in Turkey, is applicable to the Project in respect of services provided by overseas contractors and dividends and royalties paid to overseas entities. Turkey has double tax agreements with 85 countries and WHT rates vary between 0% and 20% depending on country and type of transaction.

In the case of services, it is assumed WHT at 10% is payable on 50% of Project management fees and on 5% of owner’s costs in the Project start-up phase and 2.5% of operating and sustaining capital costs during production. WHT payable on services is calculated as a gross-up of cost and is not refundable and is treated as additional capital and operating cost. This results in a total life of mine WHT liability of USD4.4M.

In the case of royalties payable to Sandstorm, a WHT of 20% is assumed and this is deducted from the 2% royalty paid to Sandstorm so is not an increased burden on the Project.

Duty

Duty applies to goods entering Turkey from certain overseas jurisdictions and duty rates vary with the jurisdiction and class of item. Duty payable is non-refundable and is treated as an additional operating cost. Artmin intends to apply for an Investment Incentive Certificate (IIC) for the Hod Maden Project. Under the IIC capital machinery and equipment is deemed to be exempt from duty during the Project development period and the certificate can be extended or replaced with another similar scheme during production. Similarly, first fill consumables can be exempted as part of initial capital leaving only consumables during production subject to duty. It has therefore been assumed that duty applies to 2.5% of site operating costs at a provisional rate of 10%. This results in a life of mine duty liability of USD1.9M.

Value-Added Tax (VAT)

Under normal circumstances in Turkey, VAT is payable on local and imported goods and services. Where applicable, VAT is payable after any relevant WHT or duty has been applied. The general rate of VAT is 18%.

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ECONOMIC ANALYSIS

Under the IIC, while local and imported capital machinery and equipment is exempt from VAT, provision of local and imported services and goods other than equipment during the construction period is not exempt. During the operating period the IIC could be extended to exempt further capital and equipment (which would cover the owner mining fleet) but any other capital, services and operating goods would not be exempt.

In terms of economic modelling and based on the features of the Project, the following assumptions are made about the amount of VAT applicable on operating and capital costs:

Parameter	During Construction	During Production

Proportion of Operating Costs subject to VAT*	80.0%	95.0%

Proportion of Capital & Sustaining Capital Costs subject to VAT	50.0%	25.0%

* % applied to site, corporate and freight but not labour, government expenses and royalties.

Table 22.7    Application of VAT to Capital and Operating Costs

A further feature of the Turkish VAT system is the recovery of VAT. In this context VAT incurred for initial capital development can only be recovered efficiently if there is a “compensating VAT entry” from local sales. What this means in practice is that Artmin will need to set up a mechanism whereby sales transactions for concentrate are “routed” via an Export House. When the goods are exported the “trapped” VAT from the development period can be recouped. Even if this mechanism is in place VAT during the development period can only be recovered when production starts and this results in a material additional working capital requirement of circa USD24.0M (nominal), which is factored into the economic modelling.

Corporate Tax

The standard rate of corporate taxation in Turkey is 20%. However, under the IIC the tax rate is reduced by 80% (to 4%) on an amount known as the Corporate Tax Reduction Base (“CTRB”). CTRB is calculated as Realised Investment Amount (“RIA”) * Investment Contributions (40%). RIA is taken to be 75% of the total capital investment in the Project. If the IIC is extended or other similar available incentives are put in place the CTRB is equal to Total Project Capital LOM * 75% * 40% = USD135.5M. Exact CTRB will depend on the specifics of capital and the precise stipulations of the IIC.

Tax losses can be carried forward in Turkey for 5 years. Tax loss functionality has been included in the economic modelling though given the high EBIT margins, tax losses are unlikely to play a role in the Project even under downside scenarios. The Project does not have significant opening tax losses though USD28M of capitalised exploration has been made available for amortisation.

22.4.9	Timing of Revenues and Working Capital

The following assumptions have been made with respect to the timing of revenues and working capital:

◾	Concentrates are sold to smelters on the basis of delivery to port of discharge and may be subject to initial and final payment proportions. Additionally, there will be some build of supply

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ECONOMIC ANALYSIS

chain stock, especially of pyrite concentrates. To allow for these factors, it has been assumed in the financial model that revenue will be received in the month following production;
◾	Trade creditors in terms of operating costs are assumed to be paid 2 months after consumption. Royalties and salaries are assumed to be paid in the month incurred;
◾	Capital costs are assumed to be paid 1 month after they are incurred;
◾	There is no allowance for inventories in the economic modelling.

Maximum project drawdown (including capital, working capital and VAT is estimated to be USD336.4M (real) or USD344.9M (nominal) and to occur in month 3 of operations.

22.4.10	Pre-Production Capital Costs

Total pre-production capital costs for the Project, comprising initial capital associated with constructing the mine, processing plant and associated infrastructure as well as capitalised pre-production operating costs, are summarised below in Table 22.8.

Pre-Production Capital Costs	Cost USD M

Initial Capital	281.6

Capitalised Pre-Production Operating Costs	27.4

TOTAL PRE-PRODUCTION CAPITAL COSTS	308.9

Table 22.8    Initial Capital Costs Summary

Initial Capital Costs

Capital costs associated with constructing the mine, processing plant and infrastructure are summarised below in Table 22.9. The initial capital required to bring the Project to production is estimated to be USD282M, including contingency. The pre-production capital includes mine development, construction of the site infrastructure, including but not limited to processing and paste fill plants and services construction of the all season road and owner’s costs.

Pre-Production Capital Cost	Cost USD M

Mining Capital	29.1

Mine Development (Pre-Production)	35.4

Earthworks and Roads	38.5

Plant Capital	45.9

Site Infrastructure incl. Tailings and Paste Plant	49.4

Project Management	32.9

Owners Costs	15.1

Indirect Costs	4.6

Contingency	30.7

Project Pre-Production Capital	281.6

Table 22.9    Pre-Production Capital Costs Summary

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ECONOMIC ANALYSIS

Capitalised Pre-production Operating Costs

Pre-production operating cost refer to operating costs which are capitalised due to the fact that they occur prior to commercial production of concentrate. These costs include Artmin operations team training, supervision of the mining contractor, ore delivery to the ROM pad, waste delivery to the waste dump and other purely operating costs which are not directly associated with delivery of tangible mining assets such as the decline or underground infrastructure.

Pre-Production Operating Costs	Year -3 USD M	Year -2 USD M	Year -1 USD M	Total Cost USD M

Mining & Paste Plant Operating Costs	0.0	0.3	13.5	13.9

Process Plant Operating Costs	0.0	0.0	1.2	1.2

G&A and Corporate Operating Costs	0.8	0.9	2.8	4.6

Government and Social Development Charges	3.9	1.3	0.5	5.7

Withholding Tax and Duty on Sustaining Capital	0.6	1.1	0.3	2.0

Total Capitalised Pre-Production Operating Cost	5.3	3.6	18.3	27.4

Table 22.10    Capitalised Pre-Production Operating Costs

22.4.11	Sustaining Capital

Sustaining capital costs over the remainder of the mine life are estimated at USD123.6M, including mine development of USD41M, the purchase and rebuild of mobile mining equipment, estimated at USD55.5M and non-mining works totalling USD27.1M. Refer to Part 21 for further details.

22.4.12	Closure Costs

Closure costs have been reflected as a lump sum occurring at mine closure, with ongoing monitoring and controls. Any costs occurring after year 14 (the year after the final year of production) are shown in year 14.

22.4.13	Tax and Accounting Depreciation

Tax Depreciation in Turkey is divided into eight categories depending on asset type, useful life and depreciation method. Based on materiality the categories, for economic modelling purposes, have been consolidated into five types as follows:

Tax Depreciation	Type	Useful Life	Base Rate p.a	Acceleration Factor	Annual%

Group 1: Mechanical & Plant	Reducing Balance	10 Yr(s)	10.00%	2.00 x	20.00%

Group 2: Trucks, Software, Fixtures	Straight Line	4 Yr(s)	25.00%	1.00 x	25.00%

Group 3: Long-Life Construction	Straight Line	50 Yr(s)	2.00%	1.00 x	2.00%

Group 4: Buildings	Straight Line	15 Yr(s)	6.67%	1.00 x	6.67%

Group 5: Exploration & Development	Reducing Balance	10 Yr(s)	10.00%	2.00 x	20.00%

Table 22.11    Turkish Depreciation Categories

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ECONOMIC ANALYSIS

An estimate of the proportion of every work breakdown structure (WBS) category of the capital estimate has been allocated to each depreciation and amortisation category.

Any unused tax depreciation at the end of the operating life of the Project has been written down to zero via a balancing adjustment creating some unused tax losses at the end of the Project.

Accounting depreciation is used in the calculation of Brook Hunt cash costs only. For this purpose, capital and sustaining capital costs are taken to be fully depreciated over life of mine with depreciation deductions equally spaced by month based on remaining operating life when the asset is installed. For the purpose of AISC C2 items are taken to be part of sustaining capital under C2 costs if they are installed after gold production begins. Given that cash costs are expressed on a real basis depreciation and amortisation under C2 is also deflated to be expressed on a real basis.

22.4.14	Operating Costs

The build-up of the direct operating cost is discussed in Part 21. The LOM total and average unit operating costs are summarised in Table 22.12 (gold basis with copper by-product credits) and Table 22.13 (co-product basis).

Total Operating Cost - Gold Basis (Copper By-Product)	LOM Total USD M	LOM Average USD/oz

C1 Cost

Revenue from Sales of Payable Copper	(812.0)	(400.70)

TC/RCs (net of credits & penalties)	139.7	68.94

Transport and Shipping	53.3	26.28

Mining Operating Cost	467.1	230.49

Processing Operating Cost	211.0	104.11

G&A Operating Cost	96.0	47.38

Government & Social Charges (Forestry/Licencing Costs, Social Development)	10.8	5.34

Duty & Withholding Tax on Operating Expenses	4.1	2.02

C1 Cost	169.9	83.86

C2 Cost

C1 Costs	169.9	83.86

Initial Capital Depreciation	275.2	135.77

Sustaining Capital Depreciation	116.1	57.29

Closure Costs	16.4	8.11

C2 Costs	577.6	285.04

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ECONOMIC ANALYSIS

Total Operating Cost - Gold Basis (Copper By-Product)	LOM Total USD M	LOM Average USD/oz

C3 Cost

C2 Costs	577.6	285.04

Corporate Costs	26.2	12.95

Turkish State Royalty	277.2	136.80

Sandstorm Royalty	71.6	35.35

C3 Costs	952.8	470.14

All-in-Sustaining Cost (AISC)

C3 Costs	952.8	470.14

Initial Capital Depreciation	(275.2)	(135.77)

All-in Sustaining Cost (AISC)	677.6	334.37

Table 22.12    Total Operating Cost Summary - Gold Basis (Copper By-Product)

Total Operating Cost - Co-Product Basis	Gold		Copper
	LOM Total USD M	LOM Average USD/oz	LOM Total USD M	LOM Average USD/lb

C1 Cost

TC/RCs (net of credits & penalties)	106.1	52.34	33.6	0.13

Transport and Shipping	45.0	22.19	8.3	0.03

Mining Operating Cost	373.9	184.50	93.2	0.37

Processing Operating Cost	168.9	83.34	42.1	0.17

G&A Operating Cost	76.9	37.93	19.2	0.08

Government & Social Charges (Forestry/Licencing Costs, Social Development)	8.7	4.27	2.2	0.01

Duty & Withholding Tax on Operating Expenses	3.3	1.61	0.8	0.00

C1 Cost	782.6	386.18	199.4	0.78

C2 Cost

C1 Costs	782.6	386.18	199.4	0.78

Initial Capital Depreciation	220.2	108.68	54.9	0.22

Sustaining Capital Depreciation	92.9	45.86	23.2	0.09

Closure Costs	13.2	6.49	3.3	0.01

C2 Costs	1,109.0	547.22	280.7	1.10

C3 Cost

C2 Costs	1,109.0	547.22	280.7	1.10

Corporate Costs	21.0	10.36	5.2	0.02

Turkish State Royalty	238.6	117.73	38.7	0.15

Sandstorm Royalty	57.3	28.30	14.3	0.06

C3 Costs	1,425.9	703.61	338.9	1.33

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ECONOMIC ANALYSIS

Total Operating Cost - Co-Product Basis	Gold		Copper
	LOM Total USD M	LOM Average USD/oz	LOM Total USD M	LOM Average USD/lb

All-in-Sustaining Cost (AISC)

C3 Costs	1,425.9	703.61	338.9	1.33

Initial Capital Depreciation	(220.2)	(108.68)	(54.9)	(0.22)

All-in Sustaining Cost (AISC)	1,205.6	594.93	284.0	1.12

Table 22.13    Total Operating Cost Summary - Co-Product Basis

22.4.15	Other Considerations

Other economic factors used include the following:

◾	Numbers are presented on 100% ownership basis financing costs, but do include corporate charges from Artmin;
◾

Exclusion of all pre-development and sunk costs (i.e. exploration and resource definition costs, engineering fieldwork and studies costs, environmental baseline studies costs, etc.) except insofar as those costs (such as tax losses, capitalised exploration) impact future cashflows (amortisation/tax).

22.5	Cashflow Analysis

The Project cash flow forecast summarised in Table 22.14 shows the year-by-year mill feed grades delivered to the mill from the mine production and, after processing, the total metal content of the concentrate. The year-by-year gross smelter revenue (after calculating payability) and resultant net smelter revenue, after deducting treatment and refining charges and penalties are also shown.

Associated annual operating costs (including site costs and transportation costs) are deducted from the annual net smelter revenues to generate income before taxes and royalties, yielding net income from mining operations.

Total capital expenditures are accounted for in the year incurred to generate undiscounted cash flow on a year-by-year basis.

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ECONOMIC ANALYSIS

Period	Units	LOM Total	Y -3	Y -2	Y -1	Y 1	Y 2	Y 3	Y 4	Y 5	Y 6	Y 7	Y 8	Y 9	Y 10	Y 11	Y 12	Y 13	Y 14

Physicals

Total Mined	kt	10,272	-	176	370	708	766	952	965	856	850	828	793	790	776	654	488	301	-

Total Ore Mined	kt	8,696	-	1	92	459	535	793	806	806	804	785	742	743	740	624	465	301	-

Waste Mined	kt	1,575	-	175	278	249	230	159	159	49	46	44	51	47	35	31	23	-	-

Ore Processed	kt	8,696	-	-	-	449	560	800	800	802	800	800	787	722	720	599	480	378	-

Regular Ore Fed (“RO”)	kt	7,368	-	-	-	346	480	699	710	668	722	705	693	647	614	544	310	231	-

Pyrite Ore Fed (“PO”)	kt	1,328	-	-	-	103	80	101	90	134	78	95	94	75	106	55	170	147	-

Feed Grade

Gold Grade in All Ores	g/t	8.8	-	-	-	12.6	13.0	8.7	7.5	6.4	5.9	5.3	7.7	8.3	9.5	9.6	13.9	13.4	-

Copper Grade in All Ores	% Cu	1.5	-	-	-	1.5%	1.5%	1.5%	1.5%	1.5%	1.4%	1.4%	1.6%	1.4%	1.6%	1.4%	1.8%	1.5%	-

Concentrate Production (Dry)	kt	969	-	-	-	57	56	88	83	93	77	85	88	68	83	54	84	54	-

Copper Concentrate	kt	508	-	-	-	26	33	47	48	47	46	44	48	41	43	34	30	21	-

Pyrite Concentrate	kt	461	-	-	-	31	23	41	35	47	32	41	41	27	39	20	54	33	-

Payable Metal in Concentrate

Gold in Copper Concentrate	koz	1,848	-	-	-	132	183	161	144	119	116	96	146	153	167	146	162	122	-

Gold in Pyrite Concentrate	koz	179	-	-	-	15	10	17	15	16	11	14	16	9	17	8	22	10	-

Copper in Copper Concentrate	Mlb	255	-	-	-	13	16	23	23	24	22	22	25	21	22	16	17	11	-

Financials

Metal Price Assumptions

Gold	USD/oz					1,599	1,599	1,599	1,599	1,599	1,599	1,599	1,599	1,599	1,599	1,599	1,599	1,599

Copper	USD/lb					3.19	3.19	3.19	3.19	3.19	3.19	3.19	3.19	3.19	3.19	3.19	3.19	3.19

Total Revenue

Gold in Copper Concentrate	USD M	2,954	-	-	-	211	293	258	230	190	186	154	234	244	267	234	259	194	-

Gold in Pyrite Concentrate	USD M	286	-	-	-	24	16	28	23	26	17	23	25	15	27	12	36	15	-

Copper in Copper Concentrate	USD M	812	-	-	-	42	51	74	74	75	71	69	79	66	70	52	53	35	-

Gross Revenue	USD M	4,052	-	-	-	277	360	360	327	292	274	246	338	325	364	298	347	245	-

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ECONOMIC ANALYSIS

Smelter TC/RC/s & Transport	USD M	(193)	-	-	-	(11)	(12)	(17)	(16)	(18)	(15)	(16)	(18)	(14)	(17)	(11)	(16)	(11)	-

Net Smelter Return	USD M	3,859	-	-	-	265	348	342	311	273	259	230	320	311	348	287	331	234	-

Operating Costs

Mining Operating Cost	USD M	(467)	-	-	-	(35)	(37)	(42)	(42)	(42)	(42)	(41)	(39)	(39)	(38)	(36)	(24)	(9)	-

Processing Operating Cost	USD M	(211)	-	-	-	(12)	(15)	(18)	(18)	(18)	(18)	(18)	(18)	(17)	(17)	(16)	(14)	(11)	-

G & A Operating Cost	USD M	(96)	-	-	-	(8)	(7)	(7)	(7)	(7)	(7)	(7)	(7)	(7)	(7)	(7)	(7)	(6)	-

Total Site Operating Costs	USD M	(774)	-	-	-	(55)	(60)	(68)	(68)	(67)	(67)	(67)	(64)	(63)	(63)	(60)	(46)	(27)	-

Royalties	USD M	(349)	-	-	-	(20)	(29)	(29)	(26)	(23)	(23)	(20)	(29)	(30)	(34)	(29)	(34)	(24)	-

Government & Social Charges	USD M	(11)	-	-	-	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)

Corporate Expenses	USD M	(26)	-	-	-	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	-

Duties & Withholding Taxes	USD M	(4)	-	-	-	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	-

EBITDA	USD M	2,695	-	-	-	187	256	243	214	181	166	140	224	214	248	195	248	180	(1)

Movement in Working Capital	USD M	(4)	4	(14)	(9)	(12)	1	14	0	(5)	14	(5)	(1)	0	(6)	2	(17)	34	(3)

Tax Payable	USD M	(448)	-	-	-	(12)	(40)	(40)	(35)	(30)	(28)	(24)	(41)	(39)	(44)	(36)	(47)	(33)	-

Total Project Capital Expenses	USD M	(449)	(71)	(151)	(87)	(13)	(38)	(12)	(13)	(5)	(14)	(3)	(9)	(4)	(5)	(4)	(4)	(6)	(11)

Project Cashflows

Project Net Cashflow Pre-Tax	USD M	2,242	(67)	(165)	(96)	162	219	246	202	171	166	131	213	211	238	193	226	208	(15)

Project Net Cashflow Post-Tax	USD M	1,794	(67)	(165)	(96)	150	179	206	167	140	138	107	173	172	194	157	179	175	(15)

Discounted Cashflow Pre-Tax	USD M	1,328	(65)	(153)	(85)	136	175	187	146	119	109	82	127	120	129	100	111	98	(7)

Discounted Cashflow Post-Tax	USD M	1,049	(65)	(153)	(85)	125	143	157	121	97	91	67	103	98	105	81	88	82	(7)

Table 22.14    Project Cash Flows

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ECONOMIC ANALYSIS

Figure 22.9    Life of Mine Cashflow Waterfall

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ECONOMIC ANALYSIS

Figure 22.10    Life of Mine Cashflow Profile

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ADJACENT PROPERTIES

23.	ADJACENT PROPERTIES

There are no operational properties adjacent to the Hod Maden Project site, nor properties in the immediate region. Some of the closest copper-gold prospects include Taç and Çorak, in the Yusufeli district, approximately 20 km southwest of the Hod Maden Project site, owned by Mediterranean Resources Ltd. Akdeniz Resources Madencilik A.S., a subsidiary of Mediterranean Resources Ltd, owns an interest in the Red Mountain property, which includes the Taç, Çorak, Çeltik, and Cevreli projects. Akdeniz Resources has a 100% interest in the Taç and Çorak deposits where an NI 43-101 compliant resource estimate established an indicated resource of 49.5 Mt grading 0.99 g/t Au containing 1.58 million ounces of gold and an inferred resource of 11.0 Mt grading 0.83 g/t Au containing 290,000 ounces of gold.

Ariana Resources PLC is currently exploring the Salinbas/Ardala Projects, approximately 15 km to the north of Hod Maden, and have announced JORC Resource of 74.8 Mt for 1.5 Moz Au (Inferred, Indicated and Measured)” (Ariana Resources announcement on the London Stock Exchange dated 30 July 2020). Ariana are also exploring the Hizarliyayla Au-Ag system, approximately 7 km to the north.

In the valley to the north of Saliçor, there is an exploration licence owned by Tüprag Metal Madencilik Sanayi Ve Tic. A.Ş. (201201347). No data has been made public about this lease.

The closest mine under construction is located at Cerattepe, Artvin Province, some 70 km northwest of Yukarımaden. The closest active operating mine is located at Murgul, Artvin Province, some 114 km northwest of Yukarımaden.

Figure 23.1 shows the location of the Hod Maden licence.

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ADJACENT PROPERTIES

Source: Artmin, 2020

Figure 23.1    Tenement Map

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OTHER RELEVANT DATA AND INFORMATION

24.	OTHER RELEVANT DATA AND INFORMATION

24.1	Project Implementation Plan

It is the intention of Artmin to undertake all implementation work on the Hod Maden Project under a number of Engineering, Procurement and Construction Management (EPCM) style of contracts. The cost estimate built up in Part 21 has been based upon EPCM contracting strategy consistent with this approach.

Artmin will establish a client’s representative team to manage the requirements for the delivery for the Hod Maden Project.

With respect to the main plant and infrastructure, the lead EPCM contractor will undertake the engineering, design, drafting, equipment procurement, construction management and specification of the process plant and infrastructure. If the EPCM contractor is not a Turkish entity, the EPCM contractor will work with a Turkish company (or companies) to manage the in-country project management, procurement, contract management, construction management and commissioning of the process plant facilities and associated infrastructure.

All equipment will be purchased directly by Artmin and free issued to the lead EPCM contractor. This will ensure that equipment warranties are kept with the owner. Materials will be free issued under the co-ordination of the lead EPCM contractor except for consumables, some bulk items and minor equipment.

The lead EPCM contractor staff will be housed in the Artmin permanent accommodation village and construction subcontractors will be housed in the 250 bed temporary construction village and overflow catered for in local villages or Atrvin city.

The mining contractor will be responsible for provision of accommodation for their own personnel.

24.2	Client’s Representative Team Role

Artmin’s representative team will:

◾	Provide project management services in Turkey to oversee the lead EPCM contractor, its subcontracts and minor tasks completed outside the scope of major contracts;
◾	Review and approve engineering;
◾	Co-ordinate subconsultants to Artmin for the provision of services not included in the lead EPCM contractor’s scope;
◾	Manage project meetings and co-ordination between third party design, free supplied equipment and the lead EPCM contractor;
◾	Provide site construction expertise for the overseeing and management of site works in conjunction with the lead EPCM contractor;

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OTHER RELEVANT DATA AND INFORMATION

◾	Formulate and manage the mining program;
◾	Oversee the operation of the accommodation camp.

24.3	Lead EPCM Contractor

The EPCM contractor will provide a range of project management, engineering, drafting, international and in-country procurement, contract management, fabrication management, logistics co-ordination, construction management and commissioning services necessary to provide a complete, safe, quality and technically compliant process plant and infrastructure. This will also include working with Artmin’s representative team to assist with procurement and contract management of free issued equipment and services. The scope of services will be established as follows:

◾	Project management and controls;
◾	Equipment and services procurement and contract management;
◾	Materials fabrication and delivery;
◾	Transport and logistics;
◾	Engineering and drafting;
◾	Construction management;
◾	Construction;
◾	Commissioning management.

24.4	Project Organisation

The organisation structures for both Artmin’s representative team and the EPCM contractor’s off-site and on-site teams for this Project are shown in Figure 24.1, Figure 24.2, Figure 24.3 and Figure 24.4.

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OTHER RELEVANT DATA AND INFORMATION

Source: Artmin, 2020

Figure 24.1    Proposed Owner’s (Artmin) Team Structure

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OTHER RELEVANT DATA AND INFORMATION

Source:             Artmin and GRES, 2020

Figure 24.2    Proposed Lead EPCM Contractor Engineering, Procurement and Project Management Team Structure

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OTHER RELEVANT DATA AND INFORMATION

Admin
EPCM Contractor
Subcontractor
Project Manger
Site Manager
EPCM Contractor Project Manager
Processing/Operational Readiness Manager
EPCM Contractor Construction Manager
Safety & Environmental Inspector
Safety & Environmental Advisor
EPCM Contractor Commissioning Manager
HR Liaison/Interpreter
Site Project Engineer
Refer to Commissioning Organisation Chart
Senior Materials Controller
Materials Control Clerk Fork Lift Driver
Civil Engineer
Civil/Earthworks Supervisor
Building Contractor
Civil/Earthworks Contractor
Structural Engineer
Structural Supervisor
Mechanical Engineer
Mech Supervisor
SMP Contractor or Contractors (TBA)
Piping Engineer
Piping Supervisor
Electrical Engineer
Electrical/Instrumentation Supervisor
E&I Contractor
Instrument & Controls Engineer
Controls Supervisor
Quality Engineer
Office Based Support Staff
Office Coordinator
Workshop QA Inspector
Logistics (Expeditor) Procurement
Driver
Admin

Source:        Artmin and GRES, 2020

Figure 24.3    Proposed Lead EPCM Contractor Construction Team Structure

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OTHER RELEVANT DATA AND INFORMATION

Source:            Artmin and GRES, 2020

Figure 24.4    Proposed Commissioning Team Structure

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OTHER RELEVANT DATA AND INFORMATION

24.5	Project Implementation Schedule

24.5.1	General

It is envisaged that the Project will be constructed over a 36 month period from the receipt of the EIA permit.

24.5.2	Schedule Summary

Key Project milestones are summarised in Table 24.1.

Milestone	Week After Commencement

Project commencement	Month 1

EIA permit issued	Month 5

EPCM contractor engaged	Month 5

Mining contractor engaged	Month 9

Forestry permit issued	Month 10

Mining contractor mobilisation	Month 12

Commence decline development	Month 14

Saliçor valley access tunnel complete	Month 21

WDF construction complete	Month 21

TSF complete and ready to accept tailings	Month 33

First ore to ROM pad	Month 36

First ore to mill	Month 38

Commissioning Complete and Hand Over	Month 41

Table 24.1    Key Milestones for Project Implementation

The schedule is driven by the approvals process and resulting land access. All project areas require significant levels of preparation and earthworks before other trades can commence their activities. The schedule logic has focused on the sequential access to project development areas to open as many work fronts as possible.

Design and Contractor Selection

The EPCM contract award will be made to enable design to commence as soon as Artmin have sanctioned the Project for execution. After EPCM award, the mining contractor tender will be issued with the preferred contractor engaged to complete the detailed mine design works. Other plant and infrastructure design activities will continue with subsequent tendering and award of contracts as required.

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OTHER RELEVANT DATA AND INFORMATION

Yukarimaden Access Road

The access road will be developed in parallel with the main Project and will be upgraded strategically by focusing on particularly problematic areas first to reduce construction risk and improve site access for construction personnel and delivery trucks.

Mine Development

Development of the decline and establishment of the key mining infrastructure falls on the Project critical path. The mining schedule indicates 24 months of mining development activities before commercial production can commence. Once the Forestry permit is granted, the preliminary portal development works will commence before the decline development begins.

Decline development will commence prior to completion of the Saliçor Valley access road and tunnel. Given that the mining waste dump is located in Saliçor Valley, mining development waste will temporarily be stored in a stockpile in the Powerline Valley, near the tunnel entrance. When the road and tunnel are complete, the waste will be rehandled to the waste dump in Saliçor Valley.

Saliçor Valley Access

The Saliçor Valley access roads and tunnel will be developed in parallel with other key activities occurring in Saliçor Valley as discussed below. The tunnel will be developed from two headings, one starting in Powerline Valley working north, and a second in Saliçor Valley working south. Equipment will be transported to Saliçor Valley utilising the existing access track to facilitate the commencement of construction activities.

The topsoil storage facility will be accessed using the southern portion of the Saliçor Valley tunnel access road. This facility will be required prior to commencement of the mine decline and portal, as it will be used to temporarily store mining waste.

Waste and Tailings Storage Facilities

The waste dump facility (WDF) and tailings storage facility (TSF) will start construction in Saliçor Valley prior to completion of the Saliçor Valley access road and tunnel. The WDF will be ready to accept waste from the decline development as soon as the tunnel is complete and ready for use. The 20 month TSF construction program will also be completed prior to commencement of ore commissioning of the processing plant.

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24.5.3	Critical Path Analysis

The critical path, shown in Figure 24.5, is driven by the following activities:

◾	Receive EIA permit and apply for Forestry permit;
◾	Receive Forestry permit;
◾	Commence development of Saliçor Valley access road (south, in Powerline Valley);
◾	Commence development of topsoil and temporary mine waste storage facility;
◾	Complete topsoil storage facility and commence development of portal and decline;
◾	Complete Saliçor Valley access road, tunnel and WDF. Commence hauling waste to Saliçor Valley;
◾	Commence production of ore and deliver first ore to mill;
◾	Plant handover and commercial production.

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OTHER RELEVANT DATA AND INFORMATION

GR ENGINEERING SERVICES

AMS Hod Maden Gold Copper DFS

ARTMiN MADENCILIK

Activity ID	Activity Name	Remaining Duration
AMS Hod Maden Gold Copper DFS		858
Project General		858
Milestones		660
HMGPMS.000.PM-0500	Forestry Permit Issued	0
HMGPMS.505.PM-1000	Commissioned	0
Project Approvals		198
General Permits and Approvals		109
HMGPPM.000.PM-2100	Forestry Permit	109
Environmental Regulations		89
HMGPPM.030.PM-4000	EIA permit	89
Capital Mine Lateral Development Costs		622
HMGPPM.110.CN-1000	Decline Development - Waste to Temp Stockpile	202
HMGPPM.110.CN-1100	Decline Development - Waste to Salicor Valley	420
HMGPPM.110.CN-1900	First Ore from LHOS	0
Earthworks		85
General Bulk Earthworks		85
HMGPCN.200.ER-9200	Top Soil Storage Areas (Private Lands and Forrest Lands)	85
Roads		77
Roads		77
HMGPCN.201.RD-1000	Salicor Valley Access - South - 1.6km	77
Commissioning		73
Process Commission		73
HMGPPM.505.CM-0100	Ore Commissioning	73

Month
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 32 33 34 35 36 37 38 39 40 41 42 43 44 45 46 47 48
Forestry Permit
EIA permit
Decline Development - Waste to Temp Stockpile
Decline Development - Waste to
Top Soil Storage Areas (Private Lands and Forrest Lands)
Salicor Valley Access - South - 1.6km
Ore Commissioning

Remaining Level of Effort | Actual Work | Critical Remaining ...
Actual Level of Effort | Remaining Work | ◆ Milestone

Page 1 of 1

Date	Revision	Checked	Approved
19-Oct-21	Schedule Rev A

Source:            GRES, 2020

Figure 24.5    Project Critical Path

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25.	INTERPRETATION AND CONCLUSIONS

25.1	General

Exploration, metallurgical test work and other investigations to date indicate that the development of the Project is economically viable. The assessment displays robust economics, exhibiting largely positive outcomes over a wide variation in capital expenditure, operating costs and precious metals prices. In summary, using the base case gold price of USD1,599/oz and copper price of USD3.19/lb, the assessment has resulted in the following key outcomes:

◾	Total Proven and Probable Mineral Reserves of 8.7 Mt;
◾	Pre-construction and development (1 year) and mine development (2 years) period of 3 years prior to ore presentation;
◾	LOM operational life of 15 years;
◾	Processing life of 13 years, including 8 years averaging 0.78 Mtpa;
◾	Net cash flow estimated at USD1.79 billion (post tax);
◾	Life of Mine all in sustaining cost (AISC) for gold with copper by-product credits to average USD334/oz;
◾	Start-up capital USD309 million (total over Life of Mine USD432 million inclusive of sustaining capital, on-going mining capital and contingency, but excluding closure costs); and
◾	Payback of start-up capital (pre-tax) in approximately 24 months, post construction completion.

25.2	Risk

25.2.1	Mineral Resource and Mineral Reserve Estimates

Massive Pyrite

The extent of the massive pyrite zone, particularly on the hangingwall, is less certain than the well-defined mineralisation boundaries of the chlorite-andesite breccia zone. Further in-fill and grade control drilling is required to refine these boundaries and provide greater confidence for mine planning in this area. Final boundary determination will be through wall mapping and sampling of ore drives.

25.2.2	Mining

Lower Mine

Paste Fill

There is current legislation in Turkey that precludes the placement of tailings in any form at a depth below the pre-mining water table. This does not impact operations already permitted for operation but will affect greenfields projects and existing operations once permits expire.

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Mining companies (particularly Artmin) in Turkey are currently lobbying the government to review this legislation to allow the placement of engineered tailings-based fill such as paste in underground mines. Discussions to date are positive and it is expected that the legislation will be repealed in time for the permitting of the Hod Maden Project.

Should this not occur the paste backfill proposed for filling of stopes in the lower mine at Hod Maden would have to be replaced with CAF. This would be expected to have minimal impact on the ore reserve inventory or the viability of the Project but would have a negative impact on the Project production rate and financial metrics. There would also be some changes required to the mining equipment fleet in the lower mine.

Production Ramp Up

The production ramp up is largely driven by the scheduled decline advance rate of a consistent 38 meters per week. This work will be completed by mining contractors and it will be critical that the contract allows for adequate resourcing to promote rapid development advance. This may mean additional (backup) equipment and larger development crews to ensure that the gap between development cycle activities is minimized.

Vertical Development to Surface

The sizing of ventilation shafts has been based on assessment of resource definition drill holes nearest to the proposed shafts. Purpose drilled geotechnical holes in the path of the shaft centerlines may indicate poorer conditions than those seen in the nearby resource definition hole. Worst case could be a move to conventional shaft sinking which would significantly add to the capital cost estimate.

Geotechnical holes are planned in the near term to begin to better understand the conditions in the exact selected location of the shafts.

Hangingwall Stability in Areas of Faulting

Continuous faulting has been modelled in the hangingwall of the deposit. Review of drill core failed to confirm the continuity of faulting in the footwall and it was subsequently not included as a production limiting factor in the schedule. One meter of hangingwall waste dilution was included for all stopes. Should areas of the hangingwall perform with rates of greater fall-off than this then the stopes have the option of being halted early and paste filled before any fall-off becomes too significant.

Upper Mine

Modified Drift and Fill (DAF) Mining Method

The modified drift and fill mining method proposes applying proven civil excavation techniques to a proven underground mining method. Application of these excavation techniques to an underground mining method on the scale planned at Hod Maden has not been attempted elsewhere and as such there remains risk to

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successfully executing the upper mine project. Project success will be heavily dependent on sourcing suitably qualified and experienced Project management, technical staff and operators.

The Hod Maden Project Feasibility Study NI 43-101 Technical Report proposes an alternative mining method and mining footprint in the upper mine to that presented in the EIA. The technical analysis for this alternative mining method was incomplete at the time of the EIA submission and will necessitate further consultation with the government prior to implementation.

Ground Water in DAF Mining

The inability to dewater the DAF zone prior to mining will result in delays to commencing mining in this high-grade zone of the mine. Early establishment of dewatering bores from surface are planned to draw down the water table. A water diversion channel will be constructed from upriver to down river of the Project area to limit the recharge into the valley floor. Additional dewatering bores will be located near the path of the diversion channel to further reduce recharge capacity.

DAF Productivities

Projected advance rates of DAF drifts may be reduced if ground conditions are particularly poor or the zone is not sufficiently dewatered. This would have a negative impact on the Project production rate and financial metrics.

DAF Stability/Recovery

The predicted behavior of the DAF zone due to the mining activities proposed has been modelled based on several assumptions and may differ from reality impacting the ability to mine as successfully as planned. Early calibration of the geotechnical modelling through observation of performance in the initial drifts will be critical. Early drifts should not be located directly beneath the mosque.

Lower and Upper Mine

Reactive Ground

Reactive ground is a term used in the mining industry to describe ground in which a reaction between sulfides contained in the rock and the ammonium nitrate contained in explosives may take place.

Testing of chemical compatibility between the rock and ammonium nitrate should be completed for several samples high in iron sulfides.

Any positive result will require the use of explosives products containing inhibiter to slow down any reaction. This will result in additional costs.

Production Rate

The Hod Maden production schedule has multiple activities occurring simultaneously on many levels of the mine to facilitate delivery of close to 800,000 t/a ore to the process plant. The limitations of the mine scheduling package (EPS) may underestimate the activity interactions impact on the production schedule.

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The use of discrete event simulation software such as Arena® allows the modelling of activities as proposed in the EPS schedule and can identify areas of equipment/activity interaction that may be problematic for the production schedule. Random events and equipment failures can also be simulated to gauge the impact of these events on production rate.

Surface Subsidence

Surface subsidence to some degree is expected first from the draw-down of the water table within the orebody and secondly through mining activities. Modelling has predicted an acceptable magnitude of subsidence due to mining. Monitoring of subsidence and calibration of models will be essential in the early stages of the Project.

Blast Vibration

To assess the level of blast vibration that can be expected from the underground mining operation site testing must be undertaken to determine site specific characteristics of the geological units. This is done through the initiation of explosives at various depths and measuring the resulting vibration at key areas such as the mosque and future infrastructure sites.

There is a risk that current proposed stope blasts will have an impact on sensitive buildings such as the mosque. Site tests should be undertaken in the next phase of engineering to gain understanding of the level of vibration that will be generated from the underground mining activities. To reduce blast vibration from stoping, actions such as applying deck charging, reducing level spacing and/or reducing production hole diameters can be applied. For development, the charge per delay can be reduced through the use of electronic detonators.

Regular Ore and Pyrite Ore

The FS mine plan has assumed that Pyrite ore can be mined separately from Regular ore but with some expected mixing of the two. There remains a risk that these two ore types cannot be separately mined as scheduled in the FS mine plan. This would result in lower than predicted pyrite ore concentrate and/or unsaleable pyrite ore concentrate. Further data collection and grade control during mining should reduce this risk.

25.2.3	Metallurgy and Processing

Ageing Effect (Oxidation of Secondary Enriched Material)

Pyrite ore will be mined sporadically over the life of mine and milled on a campaign basis. The campaigning strategy results in oxidation exposure of stockpiled Pyrite Ore while the stockpile is built. There is a risk that this material will not perform as well as expected if it’s allowed to oxidise for an extended period. This risk can be managed during operations with procedures to ensure that Pyrite Ore is not stored on the ROM Pad for excessive periods.

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Change Over Between Regular Ore and Pyrite Ore Circuits

As mentioned previously, Pyrite Ore will be treated on a campaign basis. When converting from Regular Ore to Pyrite Ore, the plant will need to be temporarily shut down to implement the changes required to treat Pyrite Ore and there will be ramp up instability after each shutdown. The more frequent these campaigns, the more down time required, and more time operating in sub-optimum conditions. Conversely, the fewer campaigns, the longer ore will age on the ROM pad, and larger stockpile requirements will be needed. This campaign timing will need to be balanced during operations.

Not Meeting Product Moisture Limits

Filtration test work indicated that residual cake moisture in final concentrate will have moisture levels near the Transportable Moisture Limit (TML). Artmin will need to closely monitor the residual moisture of the concentrate. The risk with respect to copper concentrate is somewhat offset by transportation in shipping containers. However, pyrite concentrate will be shipped in bulk and will require close control. The pyrite concentrate filter has been sized to allow installation of additional plates which will enable larger filtration batches and longer cake drying time (blow cycle) if required. Pyrite concentrate will also be shipped in larger batches which will provide greater opportunity for blending with lower moisture concentrates and additional drying time.

Concentrate Storage, Handling and Packaging

The concentrate handling and packaging arrangement is based on copper concentrate being shipped in 20 foot general purpose containers and pyrite concentrate being shipped in bulk.

The concentrate handling and packaging arrangement includes:

◾	A single weighbridge with no dedicated container scale;
◾	Pyrite concentrate will be loaded via a front end loader into pool type tipper trucks while on the weighbridge;
◾	Copper concentrate will be loaded into general purpose containers via a container loading conveyor system while the container truck sits on the weighbridge.

This arrangement is not optimal based on the concentrate production rates, particularly during pyrite concentrate campaigns where up to 60 trucks per day will be required.

Other

Other process risks and the control measures identified include:

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◾

No bulk handling properties of the ROM ore have been derived. Bulk handling test work (e.g. TUNRA), should be completed to confirm the bulk ore SG, draw down and surcharge angles (for conveyor design) prior to the commencement of detail design;

◾	Crushing work index (CWi) and unconfined compressive strength (UCS) testing have not been completed. Testing should be conducted prior to the commencement of detail design;
◾

The secondary and concentrate regrind mills have been sized from the result of a single Metso jar mill grindability test. Additional tests are recommended to increase the specific energy database on samples delineated by lithology and production period;

◾

Thickening test work on copper and pyrite concentrates were conducted at a single settling rate with high underflow densities achieved. The design settling rate was increased to account for the two main ore types. Lower thickener underflow densities were adopted simplifying underflow pumping systems. Additional concentrate settling tests at higher settling rates is recommended;

◾	A detailed water analysis specific to the water treatment plant (WTP) was not available and test work has not been conducted. Both are necessary to finalise the water treatment requirements.

25.2.4	Project Capital and Operating Costs

Project risks that could impact the capital cost include:

◾	Major changes in EPCM scope of works;
◾	Schedule slippage (which may cause capital overrun as well as delay revenue generation) including slippage caused by:
-	Weather;
-	Permitting issues;
-	Delay in award of equipment supply contracts impacting the timely receipt of certified vendor information for detailed design;
-	Issues with timely payment of domestic and international invoices for services and equipment;
◾	Site geotechnical conditions and resulting earthworks and civil works designs;
◾	Mine lateral development advance rates and support costs;
◾	Mine vertical development construction methodology change due to geotechnical conditions;
◾	Incorrect trade contractor selection or contracting strategy;
◾	Poor or poorly implemented project management and project controls systems;
◾	Inadequately understood environmental risks that require reactive design;
◾	Risk of project team integration problems/project management and site control issues;
◾	Input quality issues;
◾	Social impact of construction workforces;

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◾	Import risks and unforeseen taxes.

25.2.5	Hydrology, Hydrogeology and Geochemistry

Slow Dewatering at Drift and Fill Zone

The drift and fill (DAF) mining zone must be completely dewatered before mining can commence. The hydrogeological investigations have indicated that this zone may experience drawdown issues. Should dewatering of this DAF zone take longer than expected, alternate dewatering techniques (such as up-holes from the lower mine) may be required, but these with have knock on impacts to the mining schedule.

25.2.6	Infrastructure

Yukarimaden Access Road

The level of engineering design completed on the Yukarimaden Access Road is preliminary in nature. The route is uncertain, with limited geotechnical investigation completed. There has been no consideration given to the environmental impact on the existing creek and the design relies on the successful acquisition of third party lands. There is a risk that the cost for developing this road increases due to changes in the design resulting from these uncertainties.

Saliçor Valley Access Tunnel Geotechnical Conditions

Current level of geotechnical drilling for the Saliçor Valley Access Tunnel does not comprehensively delineate the geotechnical conditions for the route. If the geotechnical investigation to be undertaken during detail design indicate that ground conditions are significantly worse than expected, changes to the route and/or the level of mechanical reinforcement required may impact the capital cost and construction duration.

Tailings Management and Capital Costs

Excavation of the andesite porphyry bedrock is expected to require blasting with the majority of the rock proposed to be used either as rockfill in the TSF dam embankment or structural fill, based on site investigation studies performed by INR.

Risks associated with the development of the TSF and planned use of excavated materials include:

◾	The excavated material may not be suitable for fill placement in terms of either strength or chemical characteristics;
◾

Variation in rock hardness and weathering could result in requirements to modify blasting techniques or require double handling to ensure that excavated materials comply with the technical specifications for fill materials;

◾	Any weaker or shear zones encountered may require changes in cut slopes within the upper sections of the TSF impoundment;
◾	Rockslide hazards (Refer to Part 18.5.2 for further discussion).

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In addition, the cut and fill quantities determined during for feasibility study analysis may change to accommodate specific conditions imposed following review by government authorities, including by Directorate of State Hydraulics (DSI) and/or Ministry of Environment, Urbanization and Climate Change (MoEU).

25.2.7	Environmental Risks

Risks associated with environmental issues include the process of obtaining permits relative to potential delays or interruptions in commencement of construction, mining or operation of the process facilities. Substantial more work has been completed in this area since 2017, including a draft biodiversity action plan. Although a significant number of additional critical species have been identified, the impact on this biodiversity will be minimal with the implementation of good planning. The EIA has been approved against a list of commitments, most of which were already in Artmin’s draft Environmental Management Plan. Obtaining full land tenure is also a risk that needs to be resolved before construction can start, but expropriation is well advanced for the remaining 23% of titled area.

In terms of biodiversity impact, following a strong but adaptable biodiversity action plan will be the key to avoiding risks that may impact upon living organisms.

Environmental risks are also related to causal events which potentially result in some form of environmental hazard or natural disaster. Though effects could be difficult to quantify, the severity of such events may have a profound effect on the economics of the Project.

Significant risks in terms of events that could have a significant economic impact were discussed in the PFS and remain unchanged. Although the risks of catastrophic failure landform failure and uncontrolled release are the issues that will naturally be the focus of site management, design and operation will be to international standards and thence control and mitigation measures will be in place.

Other significant risks that will require significant management oversight will include traffic (one of the most significant risks for the Project) and control of groundwater, such that mine flooding during operation is averted and contamination is avoided.

Ultimately a strong closure plan that is updated and worked towards will also have a strong impact on risk minimization. The preliminary rehabilitation plans are of world standard and the landforms have been designed to be structurally sound. Water/erosion management will be the long-term key factors in ensuring rehabilitated landform stability and avoidance of acid mine drainage.

Adherence to the intended management plan will facilitate minimization of these risks.

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25.2.8	Economic Outcomes

As identified in Part 22, the risk to the Project economic outcomes due to variations in key variables are summarized in the Project valuation tornado chart in Figure 25.1 below. The key risks to Project value in decreasing order are:

◾	Metal prices;
◾	Metallurgical recovery;
◾	Exchange rate;
◾	Operating costs;
◾	Discount rate.

Figure 25.1    Project Value Tornado

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25.3	Opportunities

25.3.1	Mining

Lower Mine

Autonomous/Semi-Autonomous Equipment

The ability to continue operation of some equipment either autonomously or semi-autonomously between shifts or during meal breaks will enable opportunity for productivity improvements. Continuation of face drilling, production drilling, stope mucking and potentially haulage during these times offers greater opportunity to achieve or exceed mine plan physical targets.

Battery Electric Vehicles

Replacing diesel powered trackless mobile mining fleet with battery electric vehicles (BEV) offers significant benefits to an underground mining operation including:

◾	Health, Safety and Environment - Removal of diesel emissions, reduction in noise and vibration and reduced heat generation;
◾	Energy Efficiency - Energy losses through diesel engines are much higher than BEV’s;
◾

Ventilation - Removal of diesel emissions and reduction in heat generated results in reduced ventilation flow requirements. Smaller ventilation shafts and fans results in lower capital and operating costs;

◾	Maintenance - BEVs have fewer moving parts and generally lower resulting maintenance costs than diesel powered equipment.

The adoption of BEV’s in underground mining operations is gaining momentum however is still in the early stages. In some global mining districts, the technology is yet to be established which is currently the case in Turkey.

As the Project approaches execution, the local market should be assessed and the potential for use of BEV’s considered. Alternatively, equipment may be purchased which is suitable for future conversion to BEV.

Ventilation Shafts

The sizing of ventilation shafts has been based on assessment of resource definition drill holes nearest to the proposed shafts. Purpose drilled geotechnical holes in the path of the shaft centrelines may allow for larger raisebored shafts to be developed. Shafts may alternatively be moved to a location with more suitable ground conditions where the larger shaft can be realized.

Increasing shaft diameters will reduce required fan power and subsequently reduce primary ventilation capital and operating costs.

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Equipment Capital Costs

Quotes for mobile mining equipment have not been obtained as competitive bids. At the time of a transition to owner mining the proposed mobile fleet models may not even exist. There is potential to reduce owner mining transitional capital costs through savings in mobile equipment fleet purchase costs.

The transition process could include an agreed purchase price for contractor mobile equipment. This will result in a greater spread of new equipment capital expenditure over the life of mine. Under this scenario it would be beneficial to condition the requirement for use of specific new equipment for the commencement of the underground mining contract.

Underground Mining Contract Costs

Three local underground mining contractors were approached to provide quotes for the FS. Only one of these was completely compliant with the requested format. Quotes obtained for studies are non-competitive and data provided to the contractor may lack some of the detail required to provide accurate contract cost estimates. This may be the case with the ventilation shafts where no geotechnical hole information was able to be provided.

A competitive bidding process where detailed site-specific information is included will potentially result in reduced contract rates compared to those provided for the study.

Consideration should be given to contractor mining over a greater period than three years. The three-year period results in the contractor having to equip for production activities over only a short duration. This can result in higher unit contract rates for these and/or the use of non-optimal equipment for these activities.

Underground Electrical Infrastructure - 1,000 V Equipment

The underground electrical infrastructure design has been based on equipment operating voltage of 380 V. With multiple activities occurring concurrently on multiple levels and the limitation of cable run lengths when operating on 380 V the number of electrical substations required is substantial. Standardizing the mine with 1,000 V equipment allows much smaller cable sizing and less than half the installed electrical substations resulting in substantial capital savings. There is potential to optimize the 380 V substation layout and moderately reduce the number of substations. This would result in larger substations with greater numbers of outlets on some levels so the cost saving would not be as significant as operating at 1,000 V.

Ventilation on Demand

Ventilation on demand has not been detailed in the FS however the installed supporting infrastructure will exist in the form of fibreoptic backbone and wired or wireless network connection for infrastructure remote control. Activity based ventilation control could reduce the estimated USD11 M power costs for the primary fans over life of mine.

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Portable Electric Air Compressors

Reticulated compressed air is costly to establish and can be a hazard to equipment and personnel. It is desirable to move away from reticulated compressed air to the use of portable air compressors and boosting the installed compressed air capacity on drill rigs. The limitations of portable air compressors for high consuming activities/equipment could be evaluated further.

Lower and Upper Mine

Improved Process Recovery

The mining block model has been built based on derived mineral recovery equations. The most recent geometallurgical modelling indicates potentially higher recoveries may be achievable which would result in higher NSR values in the mining block model.

25.3.2	Processing

Flowsheet opportunities identified include:

◾	Further refinement of the grinding circuit simulations, focusing on the primary and secondary mill recirculating load;
◾	Gain an understanding of the packing characteristics of the ore to finalise the primary mill liner and pulp discharge designs;
◾

For the processing of Pyrite Ore, if the circulation of near size, high SG sulfide particles cannot be controlled by changes to the cyclone spigot and vortex finder sizes, the installation of a high frequency screen or stack sizer could be considered;

◾

Since the froth carry rate in the 1st cleaning stage on Pyrite Ore is above typical industry practice, directing the concentrate from the first copper rougher cell to final concentrate, bypassing the cleaning circuit, could be considered;

◾	Undertake dynamic modelling to assess concentrate production, filter feed tank surge capacity and filter capacity, with the potential to reduce the size of the copper and pyrite concentrate filters;
◾	Depending on the vendor selected to provide the on-stream analytical system, it may be possible to integrate new sulfur analysing technology, such as VNIR (visible and rear-infrared);
◾	Consider the installation of froth cameras.

Plant design opportunities identified include:

◾

Further optimisation of the Maden valley layout including the processing plant layout and mine surface infrastructure. The focus of the optimization should be to reduce footprint, minimize earthworks and improve access for construction;

◾	Further optimisation of the plant electrical design. Reduced levels of automation, instrumentation and control could provide a substantial capital cost saving;

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◾	Removing standby pumps and equipment could provide a substantial capital cost saving and reduce the overall footprint.

25.3.3	Process Plant Capital

Opportunities that have the potential to reduce the Project capital costs are:

◾

EPCM and trade contractor rates submitted for estimation purposes have not been negotiated or explored further. It is common that final rates agreed and contracted in Turkey are more than 10% lower than these budget figures. This benefit is somewhat addressed in the Project contingency, but Artmin may be able to achieve significant savings in this area;

◾

The capital estimate assumes that no funds are contributed by the Artvin Special Provincial Administration (on behalf of Artvin Governorship) for the Yukarimaden access road. This road will be a public access road and will provide benefit to the local communities. Artmin may be able to receive government contribution towards these costs.

25.3.4	Tailings Management

There are potential opportunities to consider a phased development of the TSF with potential savings on initial capital costs with the likelihood of an increase in sustaining capital. The existing design was founded on agreed upon design criteria to avoid blasting and earth moving above an active and lined TSF and to balance cut materials for use in the embankment for Phase 1. Further evaluation is possible that could consider such a phased approach and features such as a wider operating bench at the top of a reduced Phase 1 crest top, the use of blast mats and controlled blasting techniques, as well as requirements to include interim surface water controls within the impoundment area and ability to provide access ramps for the phased construction and for transport of excavated materials as part of future phases. This additional design opportunity could be considered over a nominal 3 to 4-month period that would require further regulatory review by both DSI and the MoEU.

25.4	Conclusion

Since completion of the prefeasibility study (PFS) in 2018, the level of detail in the Hod Maden Project has been elevated and uncertainty reduced to enable completion of the definitive feasibility study. As the level of definition has increased, several major changes to the PFS plan were required. These changes included:

◾

Geotechnical interpretation of crown pillar: the PFS had identified potential risks with the crown pillar geotechnical conditions and highlighted the need for additional drilling and investigation to confirm the suitability of the proposed long hole open stoping mining method. After completion of the PFS, additional analysis indicated that long hole open stoping would in fact not be suitable for mining the crown pillar zone and alternate mining methods needed to be investigated;

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◾

Change in crown pillar mining technique: during the DFS, GAUK investigated the use of modified drift and fill (DAF) mining techniques to recover the high value material in the crown pillar. The modified DAF techniques were predicted to mine very close to surface with acceptable levels of surface deformation.This has defined a methodology for recovering this high value material;

◾

Relocation of main plant infrastructure: the PFS identified that access to land in Saliçor Valley was a significant risk to the Project. As a result Artmin commenced negotiations for private land acquisition which was well met by most of the local community. In 2019 Armtin commenced the land acquisition process in Maden Valley. The acquisition activities were very successful, and this supported the plan to relocate the main processing plant and relevant infrastructure to Maden Valley and Powerline Valley;

◾

Pyrite concentrate production: the PFS identified a lost opportunity to recover gold associated with pyrite which reported to the Sulphide Tailings Storage Facility. The DFS identified that, with minor operational changes, the copper concentrate circuit could be modified to produce pyrite concentrate with payable levels of gold;

◾

Removal of dry-stacked tailings facility and combination of sulfide and low-sulfide TSF: the PFS produced two separate tailings products to ensure that gold contained in the sulfide tailings was not diluted with low sulfide tailings should an alternate processing route be developed to recover this gold. Sulfide tailings, with gold bearing pyrite were thickened and pumped to the Sulfide TSF.A low sulfide tailings was produced for use in paste backfill, and any excess low sulfide tailings were filtered and dry staked on the Powerline Valley Waste Dump. After inclusion of pyrite concrete during the DFS production the need for separation of the low and high sulfide tailings was removed, and any excess low sulfide tailings (after paste back fill) will now be pumped with the sulfide tailings to the TSF. As a result the dry stacked tailings facility was removed from the Project scope;

◾

Relocation of the waste dump to Saliçor Valley: the PFS proposed that the waste dump facility (WDF) would be located in Powerline Valley. Geotechnical investigation of the proposed WDF facility indicated that the ground conditions were not suitable for construction of the WDF and an alternate site was identified in Saliçor Valley;

◾

Requirements for site access roads and tunnels: the relocation of the main infrastructure to Maden Valley created significant separation between the main processing and mining facilities in Maden Valley, and the TSF and WDF in Saliçor Valley. To facilitate safe and practicable access between Maden Valley and Saliçor Valley, the Project scope as grown to include an access road and tunnel;

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◾

Recognition of environmental diversity: as Artmin has progressed the detailed baseline flora and fauna studies for the Project EIA, it has become apparent that the Project site is an ecological hot spot with a large variety of endemic and non-endemic species. This has resulted in the creation of a robust Environmental Management Plan that shall be implemented by Artmin.

The aforementioned changes have resulted in significant adjustments to the Project scope of works, capital cost estimate (discussed in Part 21) and economics (discussed in Part 22). Notwithstanding these changes, the Project is expected to yield strong economic returns.

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26.	RECOMMENDATIONS

The following recommendations were identified during the FS:

26.1	Mining

◾

Complete geotechnical drill holes along the centrelines for each of the fresh air, escape way and return air shafts so that detailed design can be completed for their construction. Detailed geotechnical assessment and design will be required for the underground mining contract tender documents;

◾

Undertake test work to determine whether the Hod Maden sulfide ores are compatible with ammonium nitrate. Reactive ores require that specific explosives products be used. This information will also be required for underground mining contract tender documents;

◾	Recalibrate numerical modelling with results of pilot dewatering from the centre of the Hod Maden deposit (DAF zone) to re-evaluate underground mine dewatering requirements;
◾

Conduct further underground paste backfill test work for representative samples from the deposit. This program will include material characterisation, rheology, and strength test work. Test work should also be conducted on high sulfide tailings. Future test work should use process water samples, if available;

◾

Continue to gather information from the poor ground zone and update numerical modelling for DAF zone. Ongoing calibration of the numerical model will be critical once mining commences to better determine impacts on surface;

◾

The mineralisation boundaries for the chlorite-andesite breccia (CAB), which forms the bulk of the deposit, are well defined. The extents of the massive pyrite zones on the hangingwall are less certain. Some grade control drilling from footwall development will help to define these limits and improve confidence for mine planning. Final boundaries should be determined through mapping and sampling of ore development;

◾

Consideration be given to continuing contractor mining for a period greater than 3 years. Productivity during this period is critical for production ramp up. A greater contract duration could allow for the procurement of new equipment by the contractor and lower contract rates;

◾

Extension of the mining contract beyond 3 years would also allow greater time for the assessment of the owner mining equipment fleet which is a significant capital outlay in Year 4. Evaluation of a battery electric vehicle fleet and the use of autonomous/semi-autonomous equipment should be included in the assessment;

◾

Consideration be given to setting up the underground mine with 1,000 V supply. This will reduce the electrical infrastructure required and allow greater cable run lengths and reduce the risk of damage to mine equipment electronics due to excessive voltage drop.

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26.2	Metallurgical Test Work

The metallurgical test work program completed as part of the feasibility study was comprehensive and provided a strong basis for the content of this report. Should Artmin choose to further define the ore body, the following works can be considered:

◾

MPY-MPR lithology contains higher amounts of pyrite and secondary copper minerals than the other lithologies in the deposit. The test work using MPY-MPE samples from early drilling work showed that they were prone to surface oxidation, which in turn negatively affected the copper flotation performance. Aging tests should be conducted to estimate the maximum stockpile time for this ore type. It is recommended that the mine schedule should be prepared for shortest possible stockpile time for MPY-MPE during operation;

◾

A geometallurgical model was developed to estimate mass pull, grade and recoveries of Au, Cu and S in the copper and pyrite concentrate produced from Regular Ore (RO) and Pyrite Ore (PO). This is a live model and can be used effectively to link geology-mine production-process plant and improve concentrate production during the operation. The model should continuously be developed using results of future test work and production data from the process plant;

◾

The sulfide tailing from RO flotation contains 4 g/t to 5 g/t of gold, mainly in refractory form. Metallurgical test work to investigate decomposition of pyrite and recovery of gold from this stream is recommended.

26.3	Processing and Plant Design

The following additional tasks are recommended to optimise the plant design:

◾

Conduct limited materials handling test work to confirm assumptions made in the process and engineering design. Although this is a relatively small plant and chute work will generally have very low risk in application, testing to assess mass flow parameters for the coarse ore bin is recommended;

◾	Engage a specialist tailings line design consultant to optimise the tailings line design;
◾	Collect detailed geotechnical data and survey information of the final plant and infrastructure site locations;
◾	Investigate the use of concrete design for all buildings and equipment supports rather than structural steel.

26.4	Environmental Management

At the time of publishing this report the EIA had been approved by the Ministry. The EIA and associated biodiversity action plan have committed Artmin to a number of policies, plans and procedures that will be rolled out when the financial decision is made to proceed with the Project. Within these there are many

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recommendations and commitments that will not be repeated here. There are a few recommendations to explore certain aspects of the environment and the impact that the mine will cause during its life, and these include:

◾

There were a number of species identified in studies via literature and anecdote only. Further survey work is recommended to determine whether these species actually remain in the area or are unlikely to ever inhabit areas found around the site again. This is important for aquatic species like the threatened Caucasian salamander and otters. A detailed management plan is to be drawn up for each threatened species;

◾	Final site layouts should ensure that there are adequate migration corridors for terrestrial animals such that potential interaction with vehicles and other mine activities is minimised;
◾

Propagation of threatened flora should be attempted by the mine during operations such that it can be assured that reintroduction of these species into rehabilitated areas is successful. The site may also want to consider a small breeding program for threatened reptiles;

◾

The long-term sealing and water diversions around the final waste landforms will be subject to final detailed design to ensure that water ingress and erosion is managed for millennia. Erosion control and revegetation planning needs to be developed to a greater level of detail;

◾

The impact on the beds and banks of the Maden Creek (and associated riparian habitat) will be small and local, but could be significant if not done well. Further detail planning is required to ensure that aquatic life is not adversely affected by these works (e.g. a barrier to up and downstream migration, excess turbidity or downstream silting issues, alternate places for wildlife to drink etc.);

◾

For flora and fauna relocation, alternate locations require full scoping in order to understand that they have adequate carrying capacity and opportunity for the existing and introduced flora and fauna to survive. It will be important to manage the spread of weeds while doing this;

◾	Fencing requirements in light of the fauna encountered in studies may need to be revised;
◾	Further design work is required on water treatment methodology and process demand;
◾	A traffic interaction study with local people, livestock and wildlife is recommended in order to minimise interaction with mine traffic and potential fatalities (animal and human).

26.5	Project Implementation

The following recommendations to prepare for Project execution relate to activities required to reduce key areas of Project uncertainty:

◾	Expedite approvals process with focus on receipt of the forestry permit(s);
◾	Finalise an agreement with the selected port for product export;
◾	It is recommended that major equipment contracts and approval for development of certified vendor drawings is expedited as soon as practical after Project sanction;

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◾	Detailed geotechnical assessment of key project infrastructure areas including:
-	Main Yukarimaden access road and tunnels;
-	Saliçor Valley access tunnel;
-	Evaluation of upper cut slopes in the TSF in Saliçor Valley;
-	Process plant site, focusing on areas of walls and exposed rock faces;
-	Site and access roads;
-	Topsoil storage area;
-	Road construction spoil storage area;
-	HV Substation area.
◾	Identify and commence early engagement discussions with preferred contractors for:
-	Mining and decline development;
-	EPCM;
-	Civil works.
◾

Union and labour contract negotiations or negotiations with local labour providers needs to be established as soon as practical to ensure local labour training and availability is confirmed. The risk of additional costs associated with transport and accommodation of labour will be determined by the availability of the labour skill set and where they are located in Turkey;

◾	Identify and pursue opportunities to accelerate mine decline development, as this is a critical path activity;
◾	Undertake further detailed discussions with customers to develop concentrate off-take agreements as well as further development of sales contract terms and conditions.

Creation of a detailed Project Management Plan, Class 2 cost estimate (control budget) and confirmation of the Project schedule is recommended before advancing beyond the front end engineering design phase. This plan should update the (level 4) feasibility study schedule to level 5, and detail all policies and procedures to be applied to the Project. Scheduling and associated resourcing will be key to verifying accommodation requirements (often an unplanned constraint on progress) during the construction phase.

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REFERENCES

27.	REFERENCES

The following documents have been referenced at relied upon in the development of the Technical Report.

27.1	Climate

National Aeronautics and Space Administration (NASA) (2020). Modern-Era Retrospective analysis for Research and Applications, Version 2 (MERRA-2). https://gmao.gsfc.nasa.gov/reanalysis/MERRA-2/.

Center for Hydrometeorology and Remote Sensing (CHRS) (2020). Precipitation Estimation from Remotely Sensed Information using Artificial Neural Networks (PERSIANN). http://chrsdata.eng.uci.edu/.

Hamon, W. R. (1961). Estimating potential evapotranspiration: Journal of Hydraulics Division, Proceedings of the American Society of Civil Engineers, v. 87, p. 107120.

Food and Agriculture Organization of the United Nations, Rome (FAO) (1998). Crop Evapotranspiration - Guidelines for computing crop water requirements - FAO Irrigation and drainage epaper 56., 1998.

World Meteorological Organization (WMO) (2009), Manual on Estimation of Probable Maximum Precipitation (PMP), (WMO-No 1045, 2009).

MGM (2020). Meteoroloji Genel Müdürlüğü Climate Classifications https://www.mgm.gov.tr/iklim/iklim-siniflandirmalari.aspx.

SRK (2020). Environmental Baseline Data Collection - Hydrology Study: Project 1541005, SRK Danismanlik ve Muhendislik A.S. 3rd October 2020.

Valéry, A. (2010) Modélisation précipitations - débit sous influence nivale. Élaboration d’un module neige et évaluation sur 380 bassins versants. Thèse de Doctorat, Cemagref (Antony), AgroParisTech (Paris), 405 pp.

27.2	Mining and Geotechnical

AFAD (2018). Turkish Ministry of Interior Disaster and Emergency Management Presidency. https://en.afad.gov.tr/ (Accessed 3rd July 2020).

Alitalesh, M., Mollaali, M. and Yazdani, M. (2015). Correlation between uniaxial strength and point load index of rocks. Proc. 15th Asian Regional Conference on Soil Mechanics and Geotechnical Engineering, Japanese Geotechnical Society, Fukuoka, Japan, November.

Artmin (2018). Hot Maden Project Geological Report. Exploration Department. Unpublished report, October 2018.

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REFERENCES

Barton, N., Lien, R. and Lunde, J. (1974). Engineering classification of rock masses for the design of tunnel support. Rock Mechanics, Vol. 6 pp 189-239.

Bozkurt, E (2017). Report on structures of Hod Maden property. March 2017. Unpublish report; 127 pages.

Callan, N. J. (2013). Report on Geological Mapping and Prospect Evaluation, Hod Maden Property (Lic. #’s 201201058, 201201059, 20050853, 201200321), Artvin Distict, NE Turkey. Internal Aegean Metals Group technical report, 2013.

Carroll, D. (2014). Mining through backfill using spiling bars. Ausrock 2014, 3rd Australasian ground control in mining, Sydney, November.

Canadian Institute of Mining, Metallurgy and Petroleum (CIM) (2019). CIM Estimation of Mineral Resource & Mineral Reserves Best Practice Guidelines.

Dawson, L., Yumlu, M., English, M. (2008). Drift and Fill - The high value, high recovery mining system. Proceedings of Narrow Vein Mining Conference. AusIMM. Ballarat, Vic, 14-15th October 2008.

Deere, D. U., Hendron, A. J., Patton, F. D. and Cording, E. J. (1967). Design of surface and near - surface construction in rock, in Failure and Breakage of Rock, C Fairhurst (Ed.), Society of Mining Engineers of AIME. New York, pp. 237-302.

Dowding, C. H., Rozen, A. (1978). Damage to rock tunnels from earthquake shaking. American Society of Civil Engineering, Journal of Geotechnical Engineering Division, Vol. 104, p.175-191.

Ekmekçi, Z. (Hacettepe Mineral Technologies) (2019). Hod Maden Variability Test Program - Derivation of mathematical equations to estimate concentrate grade and recovery from feed grade (unpublished), 27th November 2019.

Gaudreau, D. (2006). Current support practices at Perseverance mine. Proc. 3rd Intl. Sem. on Deep and High Stress Mining, 2nd - 4th October 2006, Quebec City, Canada.

Global Mining Guidelines Group (GMG) (2018), GMG recommended Practices for Battery Electric Vehicles in Underground Mining - 2nd Edition.

Golder Associates (UK) Ltd. (2021). Hod Maden Mine - Upper Zone Ore Body Undercut & Fill Mining Option in conjunction with Artificial Crown Pillar - Detailed Feasibility Study.

Lenhardt, W. A. (2009). The impact of earthquakes on mining operations. BHM Berg Hüttenmännische Monatshefte154, 249-254, 2009.

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REFERENCES

Mathews, K. E., Hoek, E., Wyllie, D. C. and Stewart, S. B. V. (1981). Prediction of Stable Excavations for Mining at Depth below 1000 Metres in Hard Rock. CANMET Report DSS Serial No. OSQ80-00081, DSS File No. 17 SQ.23440-0-9020, Ottawa: Dept. Energy Mines and Resources. 39.

McCracken, A. and Stacey, T. R. (1989). Geotechnical Risk Assessment for Large-Diameter Raise-Bored Shafts. Proceedings of Shaft Engineering, IMM.

Owen, G. N. and Scholl, R. E. (1981). Earthquake engineering of large underground structures. Report No. FHWA/RD80/195. Federal Highway Administration and Natural Science Foundation.

Peck, W. (2000). Determining the stress reduction factor in highly stressed jointed rock. Australian Geomechanics, Vol. 35, No. 2.

Peck, W. A. and Lee, M. F. (2008). Stability of Raise Bored Shafts in Australian Mines. 13th Australian Tunnelling Conference, Melbourne.

Peck, W., Coombes, B. and Lee, M. (2011). Fine-Tuning Raisebore Stability Assessments and Risk.

11th AusIMM Underground Operators Conference, Canberra.

Penney, A. R., Stephenson, R. M. and Pascoe, M. J. (2018). Raise bore stability and risk assessment empirical database update. Conf. proc. Ausrock 2018.

Potvin, Y. (1988). Empirical Open Stope Design in Canada. Ph.D. Thesis, Dept. of Mining and Mineral Processing, University of British Columbia. 343 p.

Power, M. S., Rosidi, D., Kaneshiro (1998). Seismic vulnerability of tunnels and underground structures revisited. Proc. North American Tunnelling ’98, Newport Beach, CA, Balkema Rotterdam, p. 243-250.

Roth, E. and Alizade, F. (2017). High grade gold-copper mineralisation at the Hod Maden Project, NE Turkey (abstr.), proceedings from the 2017 NewGen Gold Conference, Perth, Australia, 14th - 25th November 2017; 12 pages.

Stephenson, R. (2011). Geotechnical analysis of large diameter raisebored shafts at Gwalia Mine. Unpublished Master’s thesis, Curtin University.

27.3	Optimisation of Processing and Infrastructure

27.3.1	Test Work

Hacettepe Mineral Technologies Ltd. (HMT) (2015). Characterization and Flotation of Lidya Copper Ore, April 2015.

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REFERENCES

JkTech (2016). Integrated JKDW and SMC Test and SMC Test Report, November 2016.

SGS South Africa (Pty) Ltd. (2016). Comminution Report on Test Work Conducted on Samples from the Hot Maden Project, November 2016.

Hacettepe Mineral Technologies Ltd. (HMT) (2016). Metallurgical Assessment of Hot Maden Au-Cu Ore, November 2016.

Hacettepe Mineral Technologies Ltd. (HMT) (2017). Mass Balance & Equipment Selection Studies for Hot Maden Au-Cu Ore Process Plant, Flotation Circuit of Hot Maden Au-Cu Ore, July 2017.

Hacettepe Mineral Technologies Ltd. (HMT) (2017). Mass Balance & Equipment Selection Studies for Hot Maden Au-Cu Ore Process Plant (Optimized Flowsheet), June 2017.

SGS Canada Inc. (2017). Sample Selection, Hot Maden, Artvin Province, Eastern Turkey, April 28 2017.

Wardell Armstrong International (2018). Metallurgical Test Work on Samples from the Hot Maden Copper-Gold Project, Turkey, January, 2018.

Petrolab Mineralogy (2017). Cu-Au Project Hot Maden. Petrography, Mineralogical Report AM2526c, 20th October 2017.

FLSmidth (2018). Hot Maden Tailings Sedimentation and Filtration Test Work, 30th January 2018.

Daniel, M. (DMCC Pty Ltd) (2017). Assessment of 100 t/h SAB and Single Stage SAG (SS SAG) circuits for Hot Maden, DMCC Pty Ltd Internal report, 8th February 2017.

Kent, C. (GR Engineering Services Limited) (2018). Comminution Simulations for Decreased Head Grade Case - Hot Maden - 12301, Internal memorandum, 2nd March 2018.

Acar Metallurgical Consulting LLC (2018). Hod Maden Main and South Zones Gold/Copper Variability Sample Selections for Phases 1 and 2 Metallurgical Studies, Memorandum, December 2018.

Acar Metallurgical Consulting LLC (2019). Comments on the Hod Maden Comminution Sample Selection, Memorandum, February 2019.

AMC Consultants Pty Ltd. (2019). Hod Maden Geometallurgical Study, October 2019.

JkTech (2019). SMC Test Report on Fourteen Samples from Hod Maden Project, JKTech Job No: 19001/P34, April 2019.

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REFERENCES

Outotec (20210). Concentrate and Tailing Thickening Test Report for Hod Maden, Report No: 324724 T1, February 2020.

Outotec (2020). Filtration Test Report, Report No: 324725 T1, February 2020.

Outotec (2020). CUF Tailings Filtration Report, Report No: 326590 T1, March 2020.

Outotec (2020). Thickening Test Report, Report No: 326589 T1, March 2020.

Microanalysis Australia (2020). Laboratory Report on Transportable Moisture Limit, Job No: 20_0271_01, February 2020.

Microanalysis Australia (2020). Laboratory Report on Self-Heating of Hod Maden Concentrates, Job No: 20_0141, February 2020.

Hacettepe Mineral Technologies Ltd. (HMT) (2020). Flotation of Hod Maden Au-Cu Ore Using Mine Site Water, March 2020.

AMC Consultants Pty Ltd (2020). Recommendation of Test Work Samples, Memorandum, April 2020.

Metso-Outotec (2020). Special Jar Mill Grindability Test: Copper/Gold Ore, Metso-Test Plant Report-A19822-Revised, May 2020.

Acar Metallurgical Consulting LLC (2020). Hod Maden Lithology Base Production Composite Selection, June, 2020.

AMC Consultants Pty Ltd (2020). Hod Maden Stage 2 Geometallurgical Study, August 2020.

Metso-Outotec (2020). Metso-Outotec Test Center Report-ALS, OPP-A19822, September 2020.

ALS Metallurgy (2020). Metallurgical Test Work conducted upon Variability Ore Samples from the Hod Maden Gold and Copper Project for Artmin Madencilik San. Tic. A.Ş., Report No: 19822, September 2020.

Hacettepe Mineral Technologies Ltd. (HMT) (2020). Hod Maden Project-Feasibility Study Metallurgical Testing, September 2020.

27.3.2	Hydrology/Hydrogeology/Geochemical

Evin, G. (SRK Consulting US) (2021). Groundwater Modelling and Dewatering Assessment for Hod Maden Project, December 2021, (Internal).

Evin, G. (SRK Consulting US) (2020). High Level Underdrain Capacity Estimates, March 2020, (Internal).

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REFERENCES

Hoekstra,D.( SRK Consulting US) (2021). Hod Maden Site-Wide Water Balance Modelling, December 2021.

Hoekstra, D. (SRK Consulting US) (2020). Hod Site Climate Data Set, February, 2020.

Hoekstra,D. (SRK Consulting US) (2020). Surface Water Diversion Channel Design Criteria, January 2020.

Gerrits, J. (SRK Consulting US) (2020). Prediction of the Chemistry of Drainage Waters from Waste Rock Dump, Underground Mine, and Tailings Storage Facility at the Hod Maden Project, October 2020.

Gerrits, J. (SRK Consulting US) (2018). Update ARD/ML assessment of waste rock and ore from the Hod Maden project, Danismanlik ve Muhendislik A.S., November 2018.

SRK Danismanlik ve Muhendislik A.S. (2020). Environmental Baseline Data Collection Study: Project 1541005, October, 2020. (Turkish).

Moench, A. F. (1984). Double-porosity models for a fissured groundwater reservoir with fracture skin, Water Resources Research, vol. 20, no. 7, pp. 831-846.

Moench, A. F. (1985). Transient flow to a large-diameter well in an aquifer with storative semiconfining layers, Water Resources Research, vol. 21, no. 8, pp. 1121-1131.

Moench, A. F. (1988). The response of partially penetrating wells to pumpage from double-porosity aquifers, Proceedings of the International Conference on Fluid Flow in Fractured Rocks, Atlanta, GA, 16th - 18th May, 1988.

Piper, A. M. (1944). A graphic procedure in the geochemical interpretation of water analysis, Trans.Amer.Geophys. Union, 25, 914-923.

Ross, C.W. et al. (2018). Global Hydrologic Soil Groups (HYSOGs250m) for Curve Number-Based Runoff Modeling. ORNL DAAC, Oak Ridge, Tennessee, USA. https://doi.org/10.3334/ORNLDAAC/1566.

Schoeller, H. (1962). Les eauv souterrailnes. Mason, Paris.

Soil Conservation Service (1986). Urban Hydrology for Small Watersheds, Technical Release 55 (TR-55).

SRK (2019). Regional Meteorological Analysis/Phase-II.

Van Rensburg, J. (Stantec) (2019). Hot Maden Mining Project - Water Management Desktop Assessment, 27th February 2017 (internal).

Ardic, O. (INR Engineering & Consultancy Inc.) (2017). Technical Memorandum - Site Specific Seismic Hazard Risk Analysis, 11th December 2017 (Internal).

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REFERENCES

Ayderman, A. (INR Engineering & Consultancy Inc.) (2018). Technical Memorandum - Geologic-Geotechnical Condition of Hot Mine process Area, 3rd March 2018 (Internal).

Seyhan, E. (INR Engineering & Consultancy Inc.) (2018). Technical Memorandum - Site-Wide Hydrological calculations of Hot Mine, 9th March 2018 (Internal).

27.3.3	Infrastructure

Çoşkun, E. (Hareket Heavy Lifting and Project Transportation Co.) (2018). Road Survey Route Report, PR-2018-08-047-R-RS01 R0, 14th September, 2018 Rev 0 (internal).

Akrapro Mühendislik Mimarlik Müşavirlik A. Ş. (2020). Hod Mine Project Access Road Corridor Investigation Report, April 2020, Rev 0 (internal).

Kirlioğlu Kimya Sanayi ve Ticaret A. Ş (no date). Artvin Province, Yukarimaden Village Mobile Explosive Storage Project (8 Tonnes Capacity).

Seyhan, E. (INR Engineering & Consultancy Inc.) (2020). Hod Mine - South Valley Drainage Plan, INR-020-002-TEM-006-Rev 0, INR, 14th August 2020 (internal).

27.3.4	Tailings Storage Facility and Waste Dump Facility

AFAD. (2014). Ulusal Deprem Araştırma Programı, Türkiye Sismik Tehlike Haritasının Güncellenmesi. UDAP-Ç-13-06, Sonuç Raporu, Aralık 2014.

AMC Consultants Pty Ltd. (2020). Process Plan. Document no:

HM_AMCDAF_FINAL_ProcessPlan_2020 07_v0.xlsx.

Canadian Dam Association (2013). Dam Safety Guidelines 2007.

Danciu, L., Sesetyan, K., Demircioğlu, M., Erdik, M. and Giardini, D. (2016). OpenQuake input files of the Seismogenic Source Model of the 2014 Earthquake Model of the Middle East (EMME-Project), doi:10.12686/a3.

DLH (2008). Seismic Regulations for Seaport Structures, Railways, Airports and Infrastructure. Available online: http//www.kugm.gov.tr/BLSM_WIYS/DLH/tr/DOKUMAN _SOL_MENU/ Kiyi Yapilari _Deprem_Tkn/20100602_111229_10288_ 1_10314.html (last accessed 7th April 2011).

Federal Highway Administration (2006). Hydraulic Engineering Circular No.14, Third Edition Hydraulic Design of Energy Dissipators for Culverts and Channels. FHWA-NHI-06-086.

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REFERENCES

GeoDestek Ltd. Şti. (2021a). Seismic Hazard Assessment Report for Hod Maden Project. Document no: 116-REP-C-011-0.

Golder Associates (Turkey) Ltd. (2020). Geological Hazard Assessment. Document No: 116-REP-C-005-0.

Golder Associates Inc. (2020). Preliminary Reclamation and Closure Plan. Document no: 116-REP-C-013-2_Preliminary_Reclamation_and_Closure_Plan.

Golder Associates Inc. (2021a). Hod Maden TSF Feasibility Design Report. Document no: 116-REP-C-017-0.

Golder Associates Inc. (2021b). Hod Maden TSF Phase 1 Instrumentation and Monitoring Plan. Document No: 116-REP-C-019-0_TSF_Instr_Mon_Plan.

Golder Associates Inc. (2021c). Hod Maden TSF Dam Breach Analysis. Document No: 116-REP-C-021-A_Dam_Break_Analysis_Rpt.

GR Engineering Services Limited (2018). Hod Maden Project Pre-Feasibility Study - Technical Report NI 43-101.

Hashash, Y. M. A. et al.(2017). DEEPSOIL 7.0, User Manual.

Hynes-Griffin, M. E. and Franklin, A. G. (1984). Rationalizing the Seismic Coefficient Method. Miscellaneous Paper GL-84-13, U.S. Army Corps of Engineers, Vicksburg, Mississippi.

INR Mühendislik Müşavirlik A.Ş. (2017a). Technical Memorandum - Study on Hot Mine TSF Sitting. Document number: INR-017-013-TEM-001-Rev B.

INR Mühendislik Müşavirlik A.Ş. (2017b). Technical Memorandum - Geologic Hazards and Risk Assessment of Hot Mine TSF. Document number: INR-017-013-TEM-003-Rev A.

INR Mühendislik Müşavirlik A.Ş. (2017c). Technical Memorandum - Site Specific Seismic Hazard Risk Analysis. Document number: INR-017-013-TEM-002-Rev A.).

INR Mühendislik Müşavirlik A.Ş. (2018). Hot Gold Mine Tailings Storage Facility PFS Level Design Report. Document No: INR-017-013-REP-001.

INR Mühendislik Müşavirlik A.Ş. (2019). Hod Mine Project TSF Phase-1 Field Investigation Report. Document number: INR-017-013-REP-010.

Turkish Ministry of Environment, Urbanization and Climate Change (CSB) (2015). Mine Waste Regulation. Official Gazette, Issue No: 29417, Date: 15/07/2015. Available online:

https://www.resmigazete.gov.tr/eskiler/2015/07/20150715-3.htm. Accessed 30 September 2020.

Yunatcı, A. A. (2010). GIS Based Seismic Hazard Mapping of Turkey. PhD Dissertation, Graduate School of Natural and Applied Sciences, Middle East Technical University, Ankara, Turkey. 399p.

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REFERENCES

27.3.5	Environmental

PFS (Webster, R., et al, Hod Maden Project Pre-Feasibility Study NI 43-101 Technical Report, Sandstorm Gold Ltd, 31st May 2018 - https://www.sandstormgold.com/_resources/pFS/SSL-Hod-Maden-PFS.pdf) .

Monteith, J. L. (1965). Evaporation and environment. pp. 205-234. In G.E. Fogg (ed.).

Symposium of the Society for Experimental Biology, The State and Movement of Water in Living Organisms, Vol. 19, Academic Press, Inc., NY.

Serhat Demirel et al. (Golder Associates (Turkey) Ltd.) (2015). 201201058, 20050853, 201200321, 20120159 Licences, Hot Project - Artvin, Turkey, Environmental Status Evaluation Report, 23rd November 2015 (in Turkish).

Serhat Demirel et al. (Golder Associates (Turkey) Ltd.) (2016a). 201201058, 20050853, 201200321, 20120159 Licences, Basic data Collection Studies, 30th September 2016 (in Turkish).

Serhat Demirel et al. (Golder Associates (Turkey) Ltd.) (2016b). 201201058, 20050853, 201200321, 20120159 Licences, Basic data Collection Studies, Flora and Fauna Characterisation, 27th November 2016 (in Turkish).

Serhat Demirel et al. (Golder Associates (Turkey) Ltd.) (2016c). 201201058, 20050853, 201200321, 20120159 Licences, Basic data Collection Studies, Noise and Air Quality Measurements, 27th November 2016 (in Turkish).

Artmin Madencilik San. ve Tic. A.Ş (2018). HSE Department, Internal memorandum - Critically Endangered Species, 23rd March 2018.

Artmin Madencilik San. ve Tic. A.Ş (2018). HSE Department, Internal memorandum - Protected Areas, 23rd March 2018, including copies of various communications from the Forestry Ministry, Tourism and Culture Ministry, and Provincial Government.

Okşan Gürtuna Haliloğlu (SRK Danışmanlık ve Mühendislik A.Ş.) (2018). Description of the Social Environment, 31st October 2018, (Internal report).

Gerits, J. (SRK Danışmanlık ve Mühendislik A.Ş.) (2018). Memorandum - ARD/ML Assessment of Waste Rock and Ore Samples from the Hot Maden Project, 16 February 2018 (Internal).

Yazıcı, İ. (Artmin Madencilik San. ve Tic. A.Ş) (2018). Memorandum - Assessment of Acidic Rock Drainage Legislation, Artmin Internal Communication, 19th February 2018.

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REFERENCES

Hassoy, H. (Artmin Madencilik San. ve Tic. A.Ş) (2018). Spreadsheet: Environmental Permits, Internal communication, 7th March 2018.

Artmin Madencilik San. ve Tic. A.Ş (2018). HSE Department, Memorandum - Evaluation of Waste Water Discharge for Mining (Including ‘Surface Water Quality’ attachment), Internal Communication 5th March 2018.

Monteith, J. L. (1965). Evaporation and environment. pp. 205-234. In G.E. Fogg (ed.) Symposium of the Society for Experimental Biology, The State and Movement of Water in Living Organisms, Vol. 19, Academic Press, Inc., NY.

Davis, P. H. (ed.) (1965-1988). Flora of Turkey and the East Aegean Islands, vol.1-10. University Press, Edinburgh.

Baytop, T. (1994) Dictionary of Vernacular Names of Wild Plants of Turkey. Turkish Language Association, Publ.No. 578, Ankara.

Ekim, T. et al. (2000). Red Book for Turkish Plants, TTKD and Van 100. Yıl University Pub., Ankara, ISBN: 975-93611-0-8.

Edition F. WHO (2018). Guidelines for drinking-water quality, 4th edition, incorporating the 1st addendum. WHO.

IFC (2012) Performance Standard 6: Biodiversity Conservation and Sustainable Management of Living Natural Resources. International Finance Corporation, Washington DC, U.S.A.

IFC/World Bank (2007) General Environmental, Health and Safety Guidelines.

IFC/World Bank (2007) Environmental, Health and Safety Guidelines for Mining.

Baldwin, M., Kellogg, E. C. and Thorp, J. (1938). Soil Classification. In: Soils and men. USDA Agric. Yearbook. US Gov. Print. Office, Washington, DC. p. 979-1001.

DHI et al. (2012). Establishment of guidelines for the inspection of mining waste facilities, inventory and rehabilitation of abandoned facilities and review of the BREF document. Final Report, Publications Office of the European Union, Luxembourg, 2012, No. 070307/2010/576108/ETU/C2.

Australian Government (2016). Mine Rehabilitation: Leading Practice Sustainable Development Program for the Mining Industry, September 2016.

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REFERENCES

International Network for Acid Prevention (2018). Global Acid Rock Drainage Guide (GARD Guide). Available at: http://www.gardguide.com/index.php?title=Main_Page. Accessed 1st January 2019.

ICOLD (2013). International Commission on Large Dams (2013). Sustainable Design and Pos Closure Performance of Tailings Dams, Bulletin 153, ICOLD, Paris.

Air Quality Guidelines for Europe (revision of Air Quality Guidelines for Europe 1987). WHO Regional Office for Europe, Bilthoven Division, 2000; Air Quality Guidelines Global update 2005. Particulate matter, ozone, nitrogen dioxide and sulfur dioxide. WHO Regional Office for Europe, 2005.

EPA (no date), National Primary and Secondary Ambient Air Quality Standards (40 CFR Part 50).

EU Directive (1999). Council Directive 1999/30/EC of 22nd April 1999 relating to limit values for sulphur dioxide, nitrogen dioxide and oxides of nitrogen, particulate matter and lead in ambient air (OJ L 163 29.06.1999 p. 41).

EU Directive (2004). 2004/109/EC of the European Parliament and of the Council of 15th December 2004 on the harmonisation of transparency requirements in relation to information about issuers whose securities are admitted to trading on a regulated market and amending Directive 2001/34/EC.

Turkish Statistical Institute (TurkStat) (2019). Turkish Statistical Institute The Results of Address Based Population Registration System. https://tuikweb.tuik.gov.tr/PreHaberBultenleri.do?id=33705. (Retrieved Date: 4th February 2020, Number: 33705).

Turkish Statistical Institute (TurkStat) (2018). Turkish Statistical Institute. Turkish Statistical Institute The Results of Address Based Population Registration System, 2018.

https://tuikweb.tuik.gov.tr/PreHaberBultenleri.do?id=30709. (Retrieved Date: 1st February 2019, Number: 30709).

Akbulut, Aydın et al. (2020). Hod Mine Project Biodiversity Action Plan, July 2020.

SRK Danismanlik ve Muhendislik A.S. (2020). Environmental Baseline Data Collection Study: Project 1541005, October, 2020. SRK 2020, (Turkish).

Mitto Danismanlik A.S. (2018). Final Hydrocencus Field Report, October, 2018 (Turkish).

Degol Laboratuvar ve Çevre Hizmetleri Ltd. Sti. (2018). Air Quality Measurements Reports, Oct.-Nov. 2018 (Turkish).

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REFERENCES

Artek Mühendislik Çevre Ölçüm ve Danışmanlık Hizm. Tic. A.Ş. Çevre Laboratuvarı (2019). Air Quality Measurements Reports, Aug.-Oct. 2019 (Turkish).

Artek Mühendislik Çevre Ölçüm ve Danışmanlık Hizm. Tic. A.Ş. Çevre Laboratuvarı (2018). Soil and Sediment Quality Sampling and Analysis Study Reports, Oct.-Nov. 2018 (Turkish).

Hüryılmaz, Halime (2019). Cultural Heritage Report, Sep. 2019.

Gerits, J (SRK Danismanlik ve Muhendislik A.S.) (2019). Update ARD/ML Assessment of Waste Rock and Ore Samples from the Hod Maden Project, Dec 2019.

SRK (2019). Regional Meteorological Analysis/Phase-II.

Özkadıoğlu, Mehmetcan (SRK Danismanlik ve Muhendislik A.S.) (2020). Environmental Baseline Data Collection - Hydrology Report, Mar 2020.

The Cultural and Natural Assets Regional Board Directorate of Trabzon (2014). Official Letter Date: 21st October 2014, Number: 2556.

The Cultural and Natural Assets Regional Board Directorate of Trabzon (2014). Official Letter Date: 12th December 2014, Number: 3027.

Regional Directorate of Forestry and Water Affairs (2014). Official Letter Date: 27th October 2014, Number: 218678. XII.

Provincial Directorate of Environment and Urbanisation (2014). Official Letter Date: 8th December 2014, Number: 9760.

Evin, G. (SRK Consulting US) (2020). Hydrogeology and Dewatering Assessment for Hod Maden Project, October 2020.

Duman, Hayri (Gazi University Science Faculty, Biology Department) (2017-2018). Flora and Vegetation Report of Hod Mine Project Area and its Surroundings.

Ayaş, Zafer (Hacettepe University Science Faculty, Biology Department) (2017-2018). Fauna Report of Hod Mine Project Area and its Surroundings.

Akbulut, Aydın (Hacettepe University Science Faculty, Biology Department) (2017-2018). Aquatic Organisms Report of Hod Mine Project Area and Its Surroundings.

Hasbenli, Abdullah (Gazi University Science Faculty, Biology Department) (2018). Invertabrates (Insects) Report of Hod Mine Project Area.

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REFERENCES

Duman, H. et al. (Gazi University Science Faculty, Biology Department) (2019). Seed Collection and Protection Project of Hod Mine Project.

Duman, Hayri. (2017-2018). Landscape Assessment of the Area, Flora and Vegetation of Hod Mine Project Site and its Surroundings Report.

Turkish Ministry of Environment and Urbanisation (2015). Regulation on Mining Wastes. Official Gazette Date: 15th July 2015, Number: 29417.

Turkish Ministry of Forestry and Water Affairs (2012). Regulation on Protection of Groundwater Against Pollution and Deterioration. Official Gazette Date: 7th April 2012, Number: 28257.

Turkish Ministry of Environment and Urbanisation (2015). Regulation on Waste Management. Official Gazette Date: 2nd April 2015, Number: 29314.

Turkish Ministry of Environment and Urbanisation (2014). Regulation on Environmental Impact Assessment. Official Gazette Date: 25th November 2014, Number: 29186.

Turkish Ministry of Environment and Urbanisation (2010). Regulation on Assessment and Management of Environmental Noise. Official Gazette Date: 4th June 2010, Number: 27601.

Turkish Ministry of Environment and Urbanisation (2004). Regulation on Control of Excavation Soil, Construction and Debris Wastes. Official Gazette Date: 18th March 2004, Number: 25406.

Turkish Ministry of Environment and Urbanisation (2008). Regulation on Air Quality Assessment and Management. Official Gazette Date: 6th June 2008, Number: 26898.

Turkish Ministry of Environment and Urbanisation (2017). Regulation on Registration, Evaluation, Permit and Restriction of Chemicals. Official Gazette Date: 23rd June 2017, Number: 30105.

Turkish Ministry of Environment and Urbanisation (2013). Regulation on Control of Odor-Emitting Emissions. Official Gazette Date: 19th July 2013, Number: 28712.

Turkish Ministry of Environment and Urbanisation (2009). Regulation on Control of End of Life Tires. Official Gazette Date: 25th November 2006, Number: 26357.

Turkish Ministry of Environment and Urbanisation (2009). Industrial Air Pollution Control Regulation. Official Gazette Date: 3rd July 2009, Number: 27277.

Turkish Ministry of Environment and Urbanisation (2014). Regulation on Tracking of Greenhouse Gas Emissions. Official Gazette Date: 17th May 2014, Number: 29003.

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REFERENCES

Turkish Ministry of Environment and Urbanisation (2004). Regulation on Water Pollution Control. Official Gazette Date: 31st December 2004, Number: 25687.

Turkish Ministry of Environment and Urbanisation (2017). Regulation on Medical Waste Control. Official Gazette Date: 25th January 2017, Number: 29959.

Turkish Ministry of Environment and Urbanisation (2017). Regulation on Control of Packaging Wastes. Official Gazette Date: 27th December 2017, Number: 30283.

Turkish Ministry of Environment and Urbanisation (2012). Regulation on Control of Waste Electric and Electronic Goods. Official Gazette Date: 22nd May 2012, Number: 28300.

Turkish Ministry of Environment and Urbanisation (2004). Regulation on Control of Waste Batteries and Accumulators. Official Gazette Date: 31st August 2004, Number: 25569.

Turkish Ministry of Environment and Urbanisation (2019). Regulation on Control of Waste Oil Management. Official Gazette Date: 21st December 2019, Number: 30985.

Turkish Ministry of Environment and Urbanisation (2010). Regulation on Control of Regular Storage of Wastes. Official Gazette Date: 26th March 2010, Number: 27533.

Turkish Ministry of Environment and Urbanisation (2015). Regulation on Control of Vegetable Waste Oils. Official Gazette Date: 6th June 2015, Number: 29378.

Turkish Ministry of Environment and Urbanisation and Turkish Ministry of Family, Labor and Social Services (2019). Regulation on Preventing Major Industrial Accidents and Reducing Its Impacts. Official Gazette Date: 2nd March 2019, Number: 30702.

Turkish Ministry of Environment and Urbanisation (2008). Regulation on Environmental Auditing. Official Gazette Date: 21st November 2008, Number: 27061.

Turkish Ministry of Environment and Urbanisation (2014). Regulation on Environmental Permit and License. Official Gazette Date: 10th September 2014, Number: 29115.

Turkish Ministry of Environment and Urbanisation (2019). Regulation on Environmental Management Services. Official Gazette Date: 30th July 2019, Number: 30847.

Turkish Ministry of Environment and Urbanisation (2010). Regulation on Soil Pollution Control and Point-Sourced Contaminated Sites. Official Gazette Date:8th June 2010, Number: 27605.

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REFERENCES

Turkish Law No. 5403 on Soil Conservation and Land Use. Official Gazette Date: 19th July 2005, Number: 25880.

Turkish Ministry of Food, Agriculture and Livestock (2005). Regulation on Soil Conservation and Land Use Law Implementation. Official Gazette Date: 15th December 2005, Number: 26024.

Turkish Law No. 167 on Groundwater. Official Gazette Date: 23rd December 1960, Number: 10688.

Turkish Law No. 2872 on Environmental. Official Gazette Date: 11th August 1983, Number: 18132.

Turkish Law No. 4857 on Labor. Official Gazette Date: 10th June 2003, Number: 25134.

Turkish Law No. 6331 on Occupational Health and Safety. Official Gazette Date: 30th June 2012, Number: 28339.

Turkish Law No. 3213 on Mining. Official Gazette Date: 15th June 1985, Number: 18785.

Turkish Law No. 6831 on Forest. Official Gazette Date: 8th September 1956, Number: 9402.

Turkish Law No. 4342 on Pasture. Official Gazette Date: 25th February 1998, Number: 23272.

Turkish Ministry of Agriculture and Forestry (2014). Regulation on the Protection of Wetlands. Official Gazette Date: 4th April 2014, Number: 28962.

Presidential Decree, Turkey (2005). Regulation on Business Licenses. Official Gazette Date: 10th August 2005, Number: 25902.

Turkish Ministry of Agriculture and Forestry (2017). Regulation on The Conservation, Use and Planning of Agricultural Lands. Official Gazette Date: 9th December 2017, Number: 30265.

Turkish Ministry of Energy and Natural Resources (2017). Regulation on Mining. Official Gazette Date: 21st September 2017, Number: 30187.

Turkish Ministry of Agriculture and Forestry (2014). Regulation on Implementation of Article 16 of the Forest Law. Official Gazette Date: 18th April 2014, Number: 28976.

Turkish Ministry of Family, Labor and Social Services (2012). Regulation on Occupational Health and Safety Services. Official Gazette Date: 29th December 2012, Number: 28512.

Turkish Ministry of Family, Labor and Social Services (2013). Regulation on Occupational Health and Safety in Mining. Official Gazette Date: 19th September 2013, Number: 28770.

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REFERENCES

Turkish Ministry of Agriculture and Forestry (2012). Regulation on Surface Water Quality Management. Official Gazette Date: 30th November 2012, Number: 28483.

Turkish Ministry of Transportation and Infrastructure (2019). Regulation on Transport of Dangerous Goods By Road. Official Gazette Date: 24th April 2019, Number: 30754.

Turkish Ministry of Health (2005). Regulation on Water for Human Consumption. Official Gazette Date: 17th February 2005, Number: 25730.

Turkish Ministry of Environment and Urbanisation (2004). Regulation on Wildlife Protection and Improvement Areas. Official Gazette Date: 8th November 2004, Number: 25637.

TSE (Turkish Standardization Institute, Turkish Industry and Trade Ministry) (2005). TS 266, Water-Water for Human Consumption.

EIA submission, as downloaded from: https://eced-duyuru.csb.gov.tr/eced-prod/duyurular.xhtml. This is only available in Turkish.

Mitto Consultancy internal document: ARTMİN MADENCİLİK SAN. VE TİC. A.Ş., Area with License No. 87288 – Complex (CuAu-Ag-Pyrite) Underground Mine Capacity Increase, Mineral Processing and CrushingScreening Plant, Clay Pit, Andesite Quarry, Tailings Storage Facility, Ready-Mixed Concrete Plant Final EIA Report – Commitments (Annexure II) – as translated, and “Final Opinions of official Institutions” (Annexure I; numerous Official letters, in Turkish).

Provincial Directorate of Environment, Urbanisation and Climate Change, General Directorate of Environmental Impact Assessment, Permission and Inspection (2021). Official Letter Date: 17th November 2021, Number: E-20289998-220.01-2080731.

27.3.6	Marketing and Economics

Elmastas, C. (Link Investment and Consulting LLP) (2020). Hod Maden Project Marketing & Sale Strategy, July 2020.

Fitch Solutions (2020). Copper Quarterly Report, June 2020.

Fitch Solutions (2020). Gold Quarterly Report, May 2020.

Hassoy, H. (Artmin Madencilik San. ve Tic. A.Ş) (2020). Spreadsheet: Hod Maden FS_Labour Rates, Internal communication, 25th May 2020.

Canadian Imperial Bank of Commerce (CIBC) (2021). Consensus Gold Price, February 28 2021.

Canadian Imperial Bank of Commerce (CIBC) (2021). Consensus Copper Price, February 28 2021.

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REFERENCES

27.3.7	Legal and General

Turkish State Royalty Amendment (2020). Translated from the Turkish by Mustafa Bariş Erevikli, 8th September 2020.

Erdogan, R. (2020). Official Gazette, Presidential Degree: 2932, dated 4th September 2020. Translated from the Turkish by Mustafa Bariş Erevikli, 8th September 2020.

Hassoy, H. (Artmin Madencilik San. ve Tic. A.Ş) (2020), Exploration and Operating Licences Fees and calculation formulas, Internal communication, September 2020.

Mining Incentives (2020). Translated from the Turkish by Gűnday Burak Demircioğlu, September 2020.

Hassoy, H. (Artmin Madencilik San. ve Tic. A.Ş) (2020). Commercial Issues List v.3, Internal correspondence, 22nd September 2020.

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